(ART)
    -------------------------------------------------------------------------

    Zenith Fund

    Variable Products


    Annual Reports
    December 31, 1995

                                   IMPORTANT:

  Some funds appearing in this report may not be available under your variable life or variable annuity product.

                                                              February 15, 1996

TO OUR POLICYHOLDERS/CONTRACT OWNERS:

I am pleased to provide you with the 1995 Annual Report for the Zenith Fund variable life insurance and variable annuity products. This report includes performance histories, present investments, and financial reports as of December 31, 1995, as well as the outlook and strategy of each fund. It is intended to help you make an informed decision regarding the investment of the cash value of your variable product.

This report also contains important information regarding the recent sale of Draycott Partners, Ltd., the subadvisor to the International Equity Series, to Cursitor Holdings, Limited.

The New England offers many variable life and variable annuity products to help you meet your financial objectives. We are committed to meeting your expectations by providing quality products with strong performance potential and excellent personal service.

Please feel free to contact one of our Registered Representatives* with any questions you may have regarding your financial objectives. Thank you for making The New England your financial partner.

Sincerely,

                                          [ART]

Kernan King                               Bruce Long
President                                 President
New England Life                          New England Annuities

* Variable products are offered through New England Securities.


                                                                           LOGO

                            NEW ENGLAND ZENITH FUND
                      DRAYCOTT INTERNATIONAL EQUITY SERIES

          Supplement dated January 26, 1996 to New England Zenith Fund Prospectus dated May 1, 1995 as Supplemented in November, 1995

  The following paragraph is added to the section of the Prospectus captioned "Management":

  On December 29, 1995, NEIC, the parent company of Draycott, sold Draycott to Cursitor Holdings, Limited ("Cursitor"). Cursitor, headquartered at 66 Buckingham Gate, London, England SW1E 6AU, is an international investment management group that had approximately $9.4 billion in assets under management at September 30, 1995. Alliance Capital Management L.P. ("Alliance Capital") is expected to acquire the business of Cursitor in 1996. As a result of this transaction, Draycott will become a wholly-owned subsidiary of a new entity, Cursitor Alliance LLC, in which Alliance Capital will directly and indirectly own a 93% interest. Alliance Capital Management Corporation ("ACMC") is the sole general partner of, and the owner of a 1% general partnership interest in, Alliance Capital. ACMC is an indirectly wholly owned subsidiary of The Equitable Life Assurance Society of the United States, which is a wholly-owned subsidiary of The Equitable Companies Incorporated, a holding company controlled by AXA, a French insurance holding company. Effective December 29, 1995, short-term U.S. cash management services for the Draycott International Equity Series are provided by Draycott (rather than by Back Bay Advisors).

ZENITH LOOMIS SAYLES SMALL CAP SERIES
PORTFOLIO MANAGERS: MARY CHAMPAGNE AND JEFFREY PETHERICK;LOOMIS SAYLES & COMPANY, L.P.

                                        MARKET REVIEW

  Photo Mary     Photo Jeffrey Petherick
   Champagne                             Equity investors were well rewarded
                                       in 1995. Slow economic growth, low
                                       inflation and declining interest rates
                                       provided the perfect backdrop for
                                       rising corporate profits and, in turn,
                                       healthy stock market returns.

                                         Market performance, although strong,
                                       was somewhat surprising. Smaller
                                       companies, which tend to be more
                                       niche-
oriented and therefore less sensitive to economic swings, typically fare better than larger companies when the economy begins to slow. This was not the case in 1995, however. Small-cap stocks on the whole lagged large-cap stocks for much of the year for several reasons. Many large-cap stocks delivered double digit returns, making it unnecessary for investors to flee the safety of well-established issues in search of higher earnings growth. In addition, many marginal investors who were hurt with small-cap stocks in 1994 have yet to return to the market. Finally, a large number of initial public offerings in the small-cap market, coupled with a shrinking supply of large-cap issues-- the result of stock buy-backs and corporate takeovers--led to better performance for larger-cap stocks.

  Despite the fact that the small-cap market lagged the larger-cap market overall, the smaller companies we owned held their own. Technology stocks, for example, proved to be solid contributors to the Series' performance. The Series was neither dramatically overweighted nor underweighted in this sector. Rather, we maintained a balanced positioning throughout the year. This somewhat neutral stance helped the Series participate in the market's upside, yet cushioned the Series on the downside when technology stocks were badly hit in the latter half of 1995. The Series also maintained substantial positions in the financial services and health care sectors over the course of the year, while in the second half, we broadened the portfolio to include some energy stocks, which helped boost performance dramatically.

  We also tended to avoid consumer cyclicals--stocks whose performance is closely tied to economic cycles--for much of 1995. This strategy worked to the Series' advantage as industries in this sector--retailing and restaurants, for example--have continued to underperform.

  As always, our investment approach is one of individual stock selection: on a stock by stock basis, we seek out those issues that are out of market favor, yet have strong earnings potential. Stocks that were representative of our strategy over the past year include: Seitel, a producer of seismic charts for the oil and gas industry; DVI Health Services, a financier of large health and medical equipment purchases; and Keystone International, a manufacturer of pumps and valves for a growing international market.

OUTLOOK AND STRATEGY

  Looking ahead, we expect favorable market conditions for small-cap stocks in 1996. We anticipate a further drop in interest rates early in the year, which should lead to a pickup in economic activity and improved market performance, especially in the small-cap market. Small-cap earnings growth should also be stronger in 1996, leading to renewed interest in this segment.

                                             FUND FACTS
                                             GOAL: long-term growth from
                                             investment in common stocks or
                                             their equivalent.
                                             START DATE: May 1, 1994
                                             SIZE: $27.7 million as of
                                             December 31, 1995
                                             MANAGERS: Jeffrey Petherick and
                                             Mary Champagne. Mr. Petherick
                                             has co-managed the Series since
                                             its inception in May 1994. Ms.
                                             Champagne joined the management
                                             of the Fund in July 1995. Mr.
                                             Petherick has also co-managed
                                             the Loomis Sayles portion of the
                                             New England Star Advisers Fund
                                             since July 1, 1994. Ms.
                                             Champagne has co-managed the
                                             Loomis Sayles portion of the New
                                             England Star Advisers Fund since
                                             July 1995. They also manage the
                                             Loomis Sayles Small Cap Fund and
                                             the Maxim Series--Small Cap
                                             Fund. Mr. Petherick joined
                                             Loomis Sayles in 1990. Ms.
                                             Champagne joined Loomis Sayles
                                             in 1993.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Loomis Sayles    Lipper Variable Small
              Small Cap        Company Fund Average

1995             28.88%               29.06%

Since
Inception        14.14%                 --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index


                              Loomis Sayles
                             Small Cap Series   Russell 2000
                             ----------------   ------------
5/1/94                       $10,000            $10,000
  1994                       $ 9,677            $10,027
  1995                       $12,468            $12,879

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES SMALL CAP SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--82.3% OF TOTAL NET ASSETS

 SHARES                                                               VALUE (a)
         AEROSPACE--1.2%
  14,800 Whittaker Corp.(c).......................................   $   321,900
                                                                     -----------
         AUTOMOBILE & RELATED--1.9%
  18,100 Masland Corp.............................................       253,400
   7,000 Strattec Security Corp.(c)...............................       124,250
     500 Tower Automotive(c)......................................         8,750
   7,800 Walbro Corp..............................................       140,400
                                                                     -----------
                                                                         526,800
                                                                     -----------
         BANKS--SAVINGS & LOAN--3.2%
  12,000 Charter One Financial, Inc. .............................       367,500
   6,150 Commercial Federal Corp. ................................       232,163
   7,500 First Financial Corp. ...................................       172,500
   9,100 First Savings Bank of Washington Bancorp. ...............       119,437
                                                                     -----------
                                                                         891,600
                                                                     -----------
         BUSINESS SERVICES--2.4%
   9,200 CDI Corp.(c).............................................       165,600
   6,800 Career Horizons, Inc.(c).................................       229,500
   5,500 Cort Business Services Corp.(c)..........................        90,750
   6,900 W.H. Brady Co. ..........................................       186,300
                                                                     -----------
                                                                         672,150
                                                                     -----------
         CHEMICALS--SPECIALTY--2.7%
   5,300 Cambrex Corp.............................................       219,288
   3,700 Cytec Industries, Inc.(c)................................       230,787
   5,600 Intertape Polymer Group, Inc. ...........................       175,700
   6,000 Learonal, Inc. ..........................................       138,000
                                                                     -----------
                                                                         763,775
                                                                     -----------
         COMPUTER SOFTWARE & SERVICES--2.3%
   4,000 Analysts Internation Corp................................       120,000
   8,200 Control Data Systems, Inc.(c)............................       160,925
   7,200 MDL Information System, Inc.(c)..........................       165,600
   3,200 SPSS, Inc.(c)............................................        62,400
   2,300 Sterling Software, Inc.(c)...............................       143,462
                                                                     -----------
                                                                         652,387
                                                                     -----------
         ELECTRICAL EQUIPMENT--1.5%
   9,100 Gasonics International Corp.(c)..........................       122,850
  21,900 Numerex Corp.(c).........................................       142,350
  10,400 Woodhead Industries......................................       148,200
                                                                     -----------
                                                                         413,400
                                                                     -----------
         ELECTRONIC COMPONENTS--3.3%
   6,100 Amphenol Corp.(c)........................................       147,925
   3,000 Burr Brown Corp.(c)......................................        76,500
     700 Dallas Semiconductor Corp. ..............................        14,525
  18,700 Dynatech Corp.(c) .......................................       317,900
   6,500 Unitrode Corp.(c)........................................       183,625
   5,100 Zilog, Inc.(c)...........................................       186,788
                                                                     -----------
                                                                         927,263
                                                                     -----------

 SHARES                                                               VALUE (a)
         ENVIROMENTAL SERVICES--2.0%
   7,100 United Waste Systems, Inc.(c)............................   $   264,475
  18,400 World Fuel Services Corp. ...............................       292,100
                                                                     -----------
                                                                         556,575
                                                                     -----------
         FINANCIAL SERVICES--3.7%
   6,000 Cityscape Financial Corp.................................       124,500
  16,200 DVI(c)...................................................       226,800
   4,900 Eaton Vance Corp.........................................       138,425
  10,600 Imperial Credit Industries, Inc.(c)......................       230,550
     264 Investors Financial Services Co.(c)......................         5,470
  14,800 WFS Financial, Inc.(c)...................................       288,600
                                                                     -----------
                                                                       1,014,345
                                                                     -----------
         FOOD--0.7%
   5,200 Universal Foods Corp.....................................       208,650
                                                                     -----------
         FREIGHT TRANSPORTATION--3.0%
   9,300 ABC Rail Products Corp.(c)...............................       205,762
  18,200 Harper Group, Inc........................................       323,050
  15,500 TNT Freightways Corp.....................................       311,938
                                                                     -----------
                                                                         840,750
                                                                     -----------
         HEALTH CARE--MEDICAL TECHNOLOGY--3.6%
   9,000 Conmed Corp.(c)..........................................       225,000
  11,600 Gelman Sciences, Inc.(c).................................       292,900
   2,000 Lunar Corp.(c)...........................................        55,000
  15,100 Sofamor/Danek Group, Inc.(c).............................       428,462
                                                                     -----------
                                                                       1,001,362
                                                                     -----------
         HEALTH CARE--SERVICES--6.2%
  11,100 Community Health Systems, Inc.(c)........................       395,438
  19,945 Grancare, Inc.(c)........................................       289,202
  14,900 Health Images, Inc.......................................       108,025
   5,000 Healthplan Services Corp.(c).............................       125,000
   8,900 Medisense, Inc.(c).......................................       281,463
  24,300 Regency Health Services(c)...............................       246,037
   8,500 Sierra Health Services, Inc.(c)..........................       269,875
                                                                     -----------
                                                                       1,715,040
                                                                     -----------
         HOME PRODUCTS--3.4%
   5,000 Aptargroup, Inc. ........................................       186,875
   6,300 Bush Boake Allen, Inc.(c)................................       172,463
  17,550 Inbrand Corp.(c).........................................       289,575
  21,150 US Can Corp.(c)..........................................       285,525
                                                                     -----------
                                                                         934,438
                                                                     -----------
         HOTELS & RESTAURANTS--0.1%
   3,000 Supertel Hospitality, Inc.(c)............................        30,000
                                                                     -----------
         HOUSING & BUILDING MATERIALS--3.6%
  20,200 Congoleum Corp...........................................       217,150
  10,500 Crossman Communities, Inc.(c)............................       196,875
  16,100 Giant Cement Holdings, Inc.(c)...........................       185,150
  12,400 Toro Co..................................................       407,650
                                                                     -----------
                                                                       1,006,825
                                                                     -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES SMALL CAP SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
         INSURANCE--7.1%
  10,200 Allied Group, Inc........................................   $   367,200
   5,300 Amerin Corp.(c)..........................................       141,775
  12,200 Capital Resource Corp....................................       375,150
   3,600 Meadrowbrook Insurance Group(c)..........................       120,600
  10,600 Protective Life Corp.....................................       331,250
  11,900 Reinsurance Group of America, Inc. ......................       435,837
   7,150 Triad Guaranty, Inc.(c)..................................       189,475
                                                                     -----------
                                                                       1,961,287
                                                                     -----------
         LEISURE--0.6%
   4,095 Harman International.....................................       164,312
                                                                     -----------
         MACHINERY--3.5%
   7,700 Greenfield Industries, Inc...............................       240,625
   8,700 Hardinge Bros, Inc.......................................       226,200
  14,900 Keystone International, Inc..............................       298,000
   5,400 Wolverine Tube, Inc.(c)..................................       202,500
                                                                     -----------
                                                                         967,325
                                                                     -----------
         MEDIA & ENTERTAINMENT--2.2%
   7,200 Banta Corp...............................................       316,800
   6,900 Houghton Mifflin Co......................................       296,700
                                                                     -----------
                                                                         613,500
                                                                     -----------
         METALS--3.6%
  15,200 Citation Corp.(c)........................................       182,400
   5,500 Cleveland Cliffs, Inc. ..................................       225,500
  10,300 Quanex Corp..............................................       199,563
  19,300 Republic Engineered Steels(c)............................        89,262
  33,800 UNR Industries, Inc. ....................................       291,525
                                                                     -----------
                                                                         988,250
                                                                     -----------
         MULTI-INDUSTRY--1.6%
  36,000 Griffon Corp.(c).........................................       324,000
   3,700 Insilco Corp.(c).........................................       117,937
                                                                     -----------
                                                                         441,937
                                                                     -----------
         OIL--INDEPENDENT PRODUCERS--4.2%
  18,100 Belden & Blake Corp.(c)..................................       316,750
  13,400 Cross Timbers Oil Co.....................................       236,175
  19,400 Lomak Petroleum, Inc.(c).................................       189,150
  19,100 Vintage Petroleum, Inc...................................       429,750
                                                                     -----------
                                                                       1,171,825
                                                                     -----------
         OIL--SERVICES--2.5%
   3,000 Global Industries, Inc.(c)...............................        90,000
  17,900 Pride Petroleum Services, Inc.(c)........................       190,188
  11,400 Seitel, Inc.(c)..........................................       403,275
                                                                     -----------
                                                                         683,463
                                                                     -----------
         PAPER PRODUCTS--1.1%
  15,000 Caraustar Industries, Inc................................       300,000
                                                                     -----------
         REAL-ESTATE INVESTMENT TRUSTS--6.2%
  18,700 Capstone Capital Corp.(c)................................       357,638
  17,800 Chateau Properties, Inc..................................       400,500
  12,600 HGI Realty, Inc..........................................       288,225

   SHARES                                                           VALUE (a)
     17,000 Liberty Property....................................   $   352,750
     12,700 Patriot American Hospitality(c).....................       327,025
                                                                   -----------
                                                                     1,726,138
                                                                   -----------
            RETAIL--3.4%
      7,200 Borders Group, Inc.(c)..............................       133,200
     18,050 Cato Corp. Class A(c)...............................       139,887
      1,200 Claire Speciality Stores............................        21,150
     21,800 Cole National Corp.(c)..............................       302,475
     13,000 Haverty Furniture Companies, Inc....................       180,375
      6,800 Office Max, Inc.(c).................................       152,150
                                                                   -----------
                                                                       929,237
                                                                   -----------
            TELECOMMUNICATIONS--0.3%
      6,800 Davel Communications Group(c).......................        91,800
                                                                   -----------
            TEXTILE & APPAREL--1.2%
      7,900 Jones Apparel Group(c)..............................       311,063
                                                                   -----------
            Total Common Stocks
             (Identified Cost $20,587,015)......................    22,827,397
                                                                   -----------

SHORT-TERM INVESTMENTS--18.4%

    FACE
   AMOUNT                                                           VALUE (a)
            COMMERICAL PAPER--18.4%
 $1,311,233 Associates Corp. NA, 5.954%,
             1/02/96............................................     1,311,233
  1,300,000 Chevron Oil Finance Co., 5.754%, 1/02/96............     1,300,000
  1,300,000 Exxon Asset Management, 5.553%, 1/02/96.............     1,300,000
  1,200,000 General Electric Capital Corp., 5.553%, 1/02/96.....     1,200,000
                                                                   -----------
            Total Short-Term Investments
             (Identified Cost $5,111,233).......................     5,111,233
                                                                   -----------
            Total Investments--100.7%
             (Identified Cost $25,698,248)(b)...................    27,938,630
            Cash and Receivables................................       673,358
            Liabilities.........................................      (870,842)
                                                                   -----------
            TOTAL NET ASSETS--100%..............................   $27,741,146
                                                                   ===========
(a) See Note 1A.
(b) Federal Tax Information:
  At December 31,1995 the net unrealized appreciation on investments based on cost of $25,700,577 for federal income tax purposes was as follows:
            Aggregate gross unrealized appreciation for all
             investments in which there is an excess of value
             over tax cost......................................   $ 2,764,087
            Aggregate gross unrealized depreciation for all
             investments in which there is an excess of tax cost
             over value.........................................      (526,034)
                                                                   -----------
            Net unrealized appreciation.........................   $ 2,238,053
                                                                   ===========

(c) Non-income producing security.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES SMALL CAP SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value.....................................           $27,938,630
 Receivable for:
 Fund shares sold.........................................                79,549
 Securities sold..........................................               534,881
 Dividends and interest...................................                41,863
 Due from advisor.........................................                17,065
                                                                     -----------
                                                                      28,611,988
LIABILITIES
 Payable for:
 Securities purchased.....................................  $815,769
 Fund shares redeemed.....................................     4,675
 Accrued expenses:
 Management fees..........................................    12,082
 Other expenses...........................................    38,316
                                                            --------
                                                                         870,842
                                                                     -----------
                                                                     $27,741,146
                                                                     ===========
NET ASSETS
 Net Assets consist of:
 Capital paid in..........................................           $25,080,746
 Undistributed net investment income......................                14,855
 Accumulated net realized gains...........................               405,163
 Unrealized appreciation on investments...................             2,240,382
                                                                     -----------
NET ASSETS................................................           $27,741,146
                                                                     ===========
Computation of offering price:
Net asset value and redemption price per share
 ($27,741,146 divided by 233,502 shares of beneficial
 interest)................................................           $    118.80
                                                                     ===========
Identified cost of investments............................           $25,698,248
                                                                     ===========

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Dividends................................................            $  155,166
 Interest.................................................               178,490
                                                                      ----------
                                                                         333,656
EXPENSES
 Management fees..........................................  $147,104
 Trustees' fees and expenses..............................    15,050
 Custodian................................................    84,932
 Audit and tax services...................................    11,400
 Legal....................................................    11,958
 Printing.................................................     8,923
 Registration.............................................         7
 Miscellaneous............................................     3,577
                                                            --------
  Total expenses..........................................   282,951
  Less expenses assumed by the investment adviser.........  (135,845)    147,106
                                                            --------  ----------
NET INVESTMENT INCOME.....................................               186,550
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
 Realized gain on investments--net........................             1,462,220
 Unrealized appreciation on investments--net..............             2,281,753
                                                                      ----------
Net gain on investment transactions.......................             3,743,973
                                                                      ----------
NET INCREASE IN NET ASSETS FROM OPERATIONS................            $3,930,523
                                                                      ==========

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES SMALL CAP SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                 FOR THE PERIOD
                                                 MAY 1, 1994 (a)
                                                     THROUGH        YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                                 ---------------   ------------
FROM OPERATIONS
 Net investment income.........................    $    4,483      $   186,550
 Net realized gain on investments..............           455        1,462,220
 Unrealized appreciation (depreciation) on in-
  vestments....................................       (41,371)       2,281,753
                                                   ----------      -----------
 INCREASE (DECREASE) IN NET ASSETS FROM OPERA-
  TIONS........................................       (36,433)       3,930,523
                                                   ----------      -----------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income.........................        (4,709)        (171,695)
 Net realized gain on investments..............             0       (1,055,203)
                                                   ----------      -----------
                                                       (4,709)      (1,226,898)
                                                   ----------      -----------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares..................     5,264,621       25,462,402
 Net asset value of shares issued in connection
  with the reinvestment of:
 Distributions from net investment income......         4,709          171,695
 Distributions from net realized gain..........             0        1,055,203
                                                   ----------      -----------
                                                    5,269,330       26,689,300
 Cost of shares redeemed.......................    (2,123,311)      (4,756,656)
                                                   ----------      -----------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL
  SHARE TRANSACTIONS...........................     3,146,019       21,932,644
                                                   ----------      -----------
 TOTAL INCREASE IN NET ASSETS..................     3,104,877       24,636,269
NET ASSETS
 Beginning of the year.........................             0        3,104,877
                                                   ----------      -----------
 End of the year...............................    $3,104,877      $27,741,146
                                                   ==========      ===========
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year.........................    $        0      $         0
                                                   ==========      ===========
 End of the year...............................    $        0      $    14,855
                                                   ==========      ===========
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares................        95,218          234,111
 Issued in connection with the reinvestment of:
 Distributions from net investment income......            49            1,477
 Distributions from net realized gain..........             0            9,076
                                                   ----------      -----------
                                                       95,267          244,664
 Redeemed......................................       (63,128)         (43,301)
                                                   ----------      -----------
 Net change....................................        32,139          201,363
                                                   ==========      ===========
(a) Commencement of Operations

FINANCIAL HIGHLIGHTS

                                                  MAY 2, 1994*
                                                     THROUGH        YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                                 ---------------   ------------
Net Asset Value, Beginning of Year.............    $   100.00      $     96.61
                                                   ----------      -----------
Income From Investment Operations
 Net Investment Income.........................          0.14             0.85
 Net Realized and Unrealized Gain (Loss) on In-
  vestments....................................         (3.38)           26.93
                                                   ----------      -----------
 Total From Investment Operations..............         (3.24)           27.78
                                                   ----------      -----------
Less Distributions
 Distributions From Net Investment Income......         (0.15)           (0.78)
 Distributions From Net Realized Capital Gains.          0.00            (4.81)
                                                   ----------      -----------
 Total Distributions...........................         (0.15)           (5.59)
                                                   ----------      -----------
Net Asset Value, End of Year...................    $    96.61      $    118.80
                                                   ==========      ===========
TOTAL RETURN (%)...............................         (3.23)***        28.88
Ratio of Operating Expenses to Average Net As-
 sets (%)......................................          1.00**            .99
Ratio of Net Investment Income to Average Net
 Assets (%)....................................          0.32**           1.26
Portfolio Turnover Rate (%)....................            80**             98
Net Assets, End of Year (000)..................    $    3,105      $    27,741
The ratios of expenses to average net assets
 without giving effect to the voluntary expense
 limitations described in Note 4 to the Finan-
 cial Statements would have been (%)...........          2.31**           1.91

  * Commencement of operations.
 ** Computed on an annualized basis.
*** Not computed on an annualized basis.

                See accompanying notes to financial statements.

ZENITH DRAYCOTT INTERNATIONAL EQUITY SERIES
PORTFOLIO MANAGERS: NICHOLAS D. P. CARN , TIMOTHY S. GRIFFEN, GREGORY D. ECKERSLEY AND NIGEL HANKIN; DRAYCOTT PARTNERS, LTD.

                                        MARKET REVIEW

Photo Nicholas  Photo Timothy S. Griffen
  D. P. Carn                             The international investment climate
                                       in 1995 was characterized by declining
                                       interest rates and low inflation
                                       worldwide and a pronounced slowing of
                                       European economies. Despite slower
                                       growth, European markets fared
                                       relatively well, while the financial
                                       markets of Southeast Asia--which
                                       continue to be dominated by increasing
                                       inflation and upward pressures on
                                       interest rates--provided a sharp
                                       contrast. In Japan, the economy
                                       remained weak, although there were
                                       some signs of renewed growth late in
                                       the year.

 Photo Gregory     Photo Nigel Hankin    Against this backdrop, your Series
 D. Eckersley                          delivered a return of 6.03% for the
                                       twelve months ended December 31, 1995
                                       compared to the return of 11.55% for
                                       the same period for the Europe,
                                       Australia, Far East Index/2/ (EAFE),
                                       the major benchmark for international
                                       stocks.

                                         Our investment goal over the past
                                       year was two-fold: gradually increase
                                       exposure to the Japanese market while
                                       maintaining a significant weighting in
                                       the United Kingdom.

  In the United Kingdom, economic forces continue to set the stage for strong corporate earnings growth, thereby providing attractive investment opportunities. Of the major markets, the British stock market was one of 1995's top-performers, delivering a return of close to 21% in U.S. dollar terms. True to our investment goal for the year, we overweighted the Series in the United Kingdom. In fact, British holdings accounted for more than 20% of assets for much of 1995--a positioning which helped boost performance.

  Our investment policy in Britain over the past twelve months was to shift attention away from export-oriented sectors, which tended to underperform, toward those sectors more related to domestic consumption. We also avoided those sectors related to housing and building construction. One of our favorite British stocks was Glaxo, a drug company that is currently benefiting from a combination of growing global drug sales and a significant reduction in operating costs.

  In Japan, the economy has been struggling for more than five years now. Real estate prices have fallen, banks have suffered and consumer spending has slowed. And yet, foreign demand for Japanese goods has remained strong, resulting in a significant trade surplus and, until this past summer, a rising yen. The surge in the U.S. dollar versus the yen later in 1995 was just one sign that Japanese fiscal and monetary policy is beginning to produce results. In fact, we witnessed what we believed to be a recent low for the Japanese stock market this past year, suggesting that a full economic recovery for that country is just around the corner.

  Reflecting our bullish hopes for Japanese equities, we gradually increased our position in Japan over the past twelve months. Japanese holdings now account for over 33% of the portfolio--up from 23% at mid-year. Sectors we found attractive in Japan included financial services and banking. We believe these will be the major beneficiaries as deflation ends in that country.

  Over the past twelve months, we continued to emphasize "blue chip" companies in major non-U.S. markets. Indicative of the types of stocks we sought out was Asahi Bank--one of the so-called Japanese city banks. With the company on sound footing and business growing, Asahi's operating profits are reaching record levels. Another one of our favorites is Takashiyama, a specialty retailer poised to benefit from a rebound in domestic consumption and a further relaxation in Japan's very strict rules regarding new store openings.

  In addition to our weightings in Japan and the United Kingdom, we also sought out opportunities in Spain, Switzerland, Norway, the Netherlands and Germany. In fact, over the past twelve months, the Series remained fully invested among more than 10 countries. We also maintained positions in Singapore, Malaysia and Thailand early in the year, although we gradually cut back our holdings in Southeast Asia due to concerns over interest rates and domestic inflationary pressures.

  Finally, we avoided Mexico and the extremely speculative markets of Latin America during the year--a move that helped shelter the Series from dramatic underperformance in that corner of the world.

OUTLOOK AND STRATEGY

  International stock markets continue to offer tremendous opportunities for investors who recognize the wisdom of international diversification and are aware of its risks. In fact, given 1995's sharp gains in domestic markets, foreign markets appear to have greater relative value in the near term.

  Our emphasis on fundamental research and discovery of undervalued stocks and market situations remain keys to successful investment in 1996. Looking ahead, we expect further drops in interest rates in Europe and a continued slowing of European economies, some to near-recessionary levels. On the other hand, we are quite optimistic about the Japanese economy. We're looking for continued improvement in Japanese financial conditions in the near term, with developments which could lead to a full economic recovery within the next six months.


                                              FUND FACTS

                                              GOAL: total return from long-term
                                              growth of capital and dividend
                                              income, primarily through
                                              investment in international
                                              securities.

                                              START DATE: October 31, 1994

                                              SIZE: $16.3 million as of
                                              December 31, 1995

                                              MANAGERS: Nicholas Carn, Timothy
                                              Griffen, Gregory Eckersley and
                                              Nigel Hankin have served as
                                              portfolio managers since the
                                              Series' inception in 1994. Each
                                              has also served as a portfolio
                                              manager of New England
                                              International Equity Fund since
                                              1991. They also have managed the
                                              Maxim Series Fund--Foreign Equity
                                              Portfolio since November 1994.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Draycott         Lipper Variable International
              Int'l Equity     Fund Average

1995              6.03%               10.05%

Since
Inception         8.79%                 --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index


                               Draycott
                             International
                             Equity Series       EAFE(2)
                             ---------------   ---------
10/31/94                     $10,000           $10,000
    1994                     $10,260           $ 9,583
    1995                     $10,899           $10,690

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(DRAYCOTT INTERNATIONAL EQUITY SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--92.4% OF TOTAL NET ASSETS

 SHARES                                                               VALUE (a)
         AUSTRALIA--4.4%
   6,300 Advance Bank Australia...................................   $    50,479
   4,200 Amcor Ltd. ..............................................        29,657
   4,900 Broken Hill Property.....................................        69,199
  19,400 CSR Ltd. ................................................        63,157
  19,750 Fairfax (John)...........................................        41,103
   3,800 Lend Lease Corp. ........................................        55,077
   8,900 Mayne Nickless Ltd. .....................................        39,690
   5,800 National Australia Bank..................................        52,163
  15,100 News Corporation.........................................        80,584
  19,200 North Ltd. ..............................................        53,516
  40,800 Normandy Mining Ltd. ....................................        59,135
  15,000 QNI Limited..............................................        31,663
  11,300 WMC Limited..............................................        72,567
   6,700 Woolworths Ltd. .........................................        16,135
                                                                     -----------
                                                                         714,125
                                                                     -----------
         FINLAND--1.8%
   2,800 Cultor OY................................................       115,878
   1,900 Kymmene Corporation......................................        50,237
   3,500 Nokia (AB) OY............................................       135,191
                                                                     -----------
                                                                         301,306
                                                                     -----------
         GERMANY--6.0%
   1,600 Adidas...................................................        84,657
     100 Boss (Hugo) AG...........................................        83,025
     710 Mannesmann AG............................................       226,042
     530 Hoechst AG...............................................       143,723
     280 Siemens AG...............................................       153,224
   1,530 SGL Carbon...............................................       118,390
   3,810 Veba Ag. ................................................       161,749
                                                                     -----------
                                                                         970,810
                                                                     -----------
         GREAT BRITAIN--25.4%
 104,500 ASDA Group...............................................       180,144
  23,200 BAT Industries...........................................       204,293
   4,750 Barclays.................................................        54,442
  14,100 Bass.....................................................       157,336
  15,150 British Aerospace........................................       187,243
  14,150 British Airways..........................................       102,406
  25,650 British Telecommunication................................       140,619
  15,700 British Sky Broadcast....................................        99,116
  40,600 Burton Group.............................................        84,807
  47,450 Caradon PLC..............................................       144,067
  11,250 Commercial Union.........................................       109,722
  24,850 Compass Group............................................       189,105
  22,000 Courtaulds...............................................       138,888
  24,800 General Electric.........................................       136,344
  17,150 Glaxo Welcome............................................       243,706
  77,600 Ladbroke Group...........................................       176,555
  36,990 LLoyds TSB Group.........................................       190,436
  12,800 Pearson..................................................       123,945
  35,100 Pillar Properties Inv. ..................................        77,406

 SHARES                                                               VALUE (a)
  13,150 Prudential Corporation...................................   $    84,651
  14,400 Reed International.......................................       219,500
   9,715 Shell Transportation & Trading...........................       128,472
  15,800 Smithkline Beecham.......................................       174,220
  33,650 Telewest Communications..................................        81,003
  21,500 Ti Group.................................................       153,094
   6,265 Thorn EmI................................................       147,552
  28,950 Tomkins..................................................       126,564
  17,450 United News & Media PLC..................................       150,255
  26,100 Williams Holdings........................................       132,750
                                                                     -----------
                                                                       4,138,641
                                                                     -----------
         ITALY--4.8%
  54,750 BCA Fideuram SPA.........................................        63,261
  14,200 Burgo (Cartiere) SA......................................        70,860
  92,200 Credito Italiano.........................................       107,403
   7,900 Edison...................................................        34,025
  26,900 Eni SPA..................................................        94,007
 155,750 Olivetti and C SPA.......................................       124,845
  18,400 RAS......................................................       112,905
  24,350 Saipem...................................................        56,117
  75,760 Telecom Italia Mob.......................................        79,666
  15,760 Unicem (Union Cem).......................................        39,992
                                                                     -----------
                                                                         783,081
                                                                     -----------
         JAPAN--33.3%
   9,000 Asahi Glass Co. .........................................       100,242
  19,000 Asahi Bank...............................................       239,225
   6,000 Bank of Tokyo............................................       105,182
   7,000 Canon Inc. ..............................................       126,780
   9,000 Dai Nippon Printing......................................       152,542
   4,000 Daiwa Securities.........................................        61,211
      13 East Japan Railway.......................................        63,206
  12,000 Fuji Bank................................................       264,988
   2,000 Hitachi..................................................        20,145
   7,000 Honda Motor Co. .........................................       144,407
   7,000 Isetan Co. ..............................................       115,254
  28,000 Ishikawajima Har.........................................       117,966
   7,000 Kirin Brewery Co. .......................................        82,712
  12,000 Matsushita Electronic Industries.........................       195,254
  11,000 Mitsubishi Bank..........................................       258,886
  11,000 Mitsubishi Corp. ........................................       135,303
  16,000 Mitsubishi Chemical......................................        77,792
  11,000 Mitsubishi Heavy Industrial..............................        87,680
   9,000 Mitsui + Co. ............................................        78,973
  19,000 MItsukoshi...............................................       178,499
  11,000 Mitsui Fudosan Co. ......................................       135,303
   6,000 Nippondenso Co. .........................................       112,155
  39,000 Nippon Steel Corp. ......................................       133,714
   6,000 Nomura Securities........................................       130,751
  19,000 Odakyu Electric Railway..................................       129,734
   9,000 Okumura Corporation......................................        81,937

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(DRAYCOTT INTERNATIONAL EQUITY SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
          JAPAN--(CONTINUED)
   9,000  Onward Kkashiyama......................................    $   146,441
   9,000  Ricom Company..........................................         98,499
   9,000  Sakura Bank............................................        114,189
  11,000  Sanwa Bank.............................................        223,729
   5,000  Sony Corp..............................................        299,758
  12,000  Sumitomo Bank..........................................        254,528
   1,000  Sumitomo Marine & Fire.................................          8,213
  15,000  Sumitomo Realty & Development..........................        106,053
  12,000  Sumitomo Rubber........................................        100,184
   7,000  Takashimaya Co. .......................................        111,864
  15,000  Tokai Bank.............................................        209,200
   4,000  Toto...................................................         55,787
  11,000  Yakult Honsha Co. .....................................        150,218
  10,000  Yamanouchi Pharmaceutical..............................        215,012
                                                                     -----------
                                                                       5,423,516
                                                                     -----------
          NETHERLAND--4.8%
   1,900  Akzo Nobel NV..........................................        219,755
   3,500  Fortis Amev NV.........................................        234,468
   1,100  Nutricia Ver Berdj.....................................         88,976
   2,600  N V Koninklijke Sphinx Gus.............................         50,227
   5,300  Philips Electronic.....................................        191,562
                                                                     -----------
                                                                         784,988
                                                                     -----------
          NORWAY--1.5%
   1,880  Kvaerner AS............................................         66,485
   3,300  Norske Skogsindust.....................................         91,173
   6,000  Schibsted A/S..........................................         81,464
                                                                     -----------
                                                                         239,122
                                                                     -----------
          SPAIN--5.2%
   1,755  Acerinox SA............................................        177,526
   3,400  BCO Santander SA.......................................        170,700
   1,550  Gas Natural Sdg SA.....................................        241,509
  35,500  Sevillana de Elec......................................        275,688
                                                                     -----------
                                                                         865,423
                                                                     -----------
          SWITZERLAND--5.2%
     263  Alusuisse Lonza HD.....................................        208,394
      36  Roche Holdings AG......................................        284,785
     100  Sandoz AG..............................................         91,547
     904  Zurich Versicherun.....................................        270,377
                                                                     -----------
                                                                         855,103
                                                                     -----------
          Total Common Stocks
           (Identified Cost $14,217,725).........................     15,076,115
                                                                     -----------



SHORT-TERM INVESTMENTS--5.3%

   FACE
  AMOUNT                                                            VALUE (a)
 $865,000 Repurchase agreement with State Street Bank & Trust
           Company dated 12/29/95 at 5.000% to be repurchased at
           $865,480 on 1/2/96 collateralized by $865,000
           U.S.Treasury Notes 8.00%, due 8/15/99 with a value of
           $1,009,891...........................................   $   865,000
                                                                   -----------
          Total Short-Term Investments
           (Identified Cost $865,000)...........................       865,000
                                                                   -----------
          Total Investments--97.7%
           (Identified Cost $15,082,725)........................    15,941,115
          Cash and Receivables(c)...............................       418,547
          Liabilities...........................................       (92,155)
                                                                   -----------
          TOTAL NET ASSETS--100%................................   $16,267,507
                                                                   ===========
(a) See Note 1a.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost of $15,104,781 for federal income tax purposes was as follows:
          Aggregate gross unrealized appreciation for all
           investments in which there is an excess of value over
           tax cost.............................................   $ 1,138,334
          Aggregate gross unrealized depreciation for all
           investments in which there is an excess of tax cost
           over value...........................................      (302,000)
                                                                   -----------
          Net unrealized appreciation...........................   $   836,334
                                                                   ===========

  As of December 1995, the Series had a net tax basis capital loss carryforward as follows:
    Expiring December 31, 2002 $323
    Expiring December 31, 2003 $50,456
(c) Including deposits in foreign denominated currencies with a value of $252,491 and a cost of $253,850.

TEN LARGEST INDUSTRY HOLDINGS AT DECEMBER 31, 1995

Banking.................................................................... 14.6
Consumer Basics............................................................ 12.6
Basic Industries........................................................... 10.7
Miscellaneous Industries...................................................  6.7
Consumer Non-Durables......................................................  6.7
Capital Goods..............................................................  6.3
Finance....................................................................  6.3
Consumer Durables..........................................................  6.1
Utilities..................................................................  5.8
Communications.............................................................  4.4

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(DRAYCOTT INTERNATIONAL EQUITY SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value.....................................          $15,941,115
 Cash.....................................................                  567
 Foreign cash at value....................................              252,491
 Receivable for:
 Fund shares sold.........................................               88,653
 Dividends and interest...................................               19,415
 Foreign taxes............................................               13,223
 Due from advisor.........................................               36,493
 Unamortized organization expense.........................                7,705
                                                                    -----------
                                                                     16,359,662
LIABILITIES
 Payable for:
 Securities purchased.....................................  $29,374
 Fund shares redeemed.....................................       80
 Withholding Taxes........................................    2,656
 Accrued expenses:
 Management fees..........................................    5,181
 Other expenses...........................................   54,864
                                                            -------
                                                                         92,155
                                                                    -----------
                                                                    $16,267,507
                                                                    ===========
NET ASSETS
 Net Assets consist of:
 Capital paid in..........................................          $15,581,805
 Distributions in excess of net investment income.........               (6,800)
 Accumulated net realized losses..........................             (164,529)
 Unrealized appreciation on investments, forward contracts
  and foreign currency....................................              857,031
                                                                    -----------
NET ASSETS................................................          $16,267,507
                                                                    ===========
Computation of offering price:
Net asset value and redemption price per share
 ($16,267,507 divided by 1,516,717 shares of beneficial
 interest)................................................          $     10.73
                                                                    ===========
Identified cost of investments............................          $15,082,725
                                                                    ===========


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Dividends..............................................             $174,150(a)
 Interest...............................................               72,866
                                                                     --------
                                                                      247,016
EXPENSES
 Management fees........................................  $  85,666
 Trustees' fees and expenses............................     15,050
 Custodian..............................................    147,730
 Audit and tax services.................................     28,000
 Legal..................................................     10,821
 Printing...............................................      4,651
 Registration...........................................          7
 Insurance..............................................         98
 Amortization of organization expenses..................      2,347
 Miscellaneous..........................................      3,165
                                                          ---------
  Total expenses........................................    297,535
  Less expenses assumed by the investment adviser.......   (173,796)  123,739
                                                          ---------  --------
NET INVESTMENT INCOME...................................              123,277
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS,
 CONTRACTS AND FOREIGN CURRENCY TRANSACTIONS
 Realized gain (loss) on:
 Investments--net.......................................   (205,658)
 Foreign currency transactions--net.....................     80,389
                                                          ---------
  Total realized loss on investments and foreign
   currency transactions................................   (125,269)
                                                          ---------
 Unrealized appreciation on:
 Investments--net.......................................    543,413
 Foreign currency transactions--net.....................    255,106
                                                          ---------
  Total unrealized appreciation on investments and
   foreign currency transactions........................    798,519
                                                          ---------
Net gain on investment transactions.....................              673,250
                                                                     --------
NET INCREASE IN NET ASSETS FROM OPERATIONS..............             $796,527
                                                                     ========

(a)Net of foreign taxes of: $26,441

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(DRAYCOTT INTERNATIONAL EQUITY SERIES)

STATEMENT OF CHANGES IN NET ASSETS


                                                 FOR THE PERIOD
                                              OCTOBER 31, 1994 (a)
                                                    THROUGH         YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                              -------------------- ------------
FROM OPERATIONS
 Net investment income......................      $     7,643      $   123,277
 Net realized loss on investments and for-
  eign currency transactions................           (2,176)        (125,269)
 Unrealized appreciation on investments, and
  foreign currency transactions.............           58,511          798,519
                                                  -----------      -----------
 INCREASE IN NET ASSETS FROM OPERATIONS.....           63,978          796,527
                                                  -----------      -----------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income......................           (5,791)        (123,277)
 In excess of net investment income.........                0          (48,516)
 Paid in capital............................           (2,628)               0
                                                  -----------      -----------
                                                       (8,419)        (171,793)
                                                  -----------      -----------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares...............        3,566,918       16,189,698
 Net asset value of shares issued in connec-
  tion with the reinvestment of:
 Distributions from net investment income...            5,791          171,793
 Distributions from paid in capital.........            2,628                0
                                                  -----------      -----------
                                                    3,575,337       16,361,491
 Cost of shares redeemed....................       (1,641,679)      (3,707,935)
                                                  -----------      -----------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL
  SHARE TRANSACTIONS........................        1,933,658       12,653,556
                                                  -----------      -----------
 TOTAL INCREASE IN NET ASSETS...............        1,989,217       13,278,290
NET ASSETS
 Beginning of the year......................        1,000,000        2,989,217
                                                  -----------      -----------
 End of the year............................      $ 2,989,217      $16,267,507
                                                  ===========      ===========
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year......................      $         0      $         0
                                                  ===========      ===========
 End of the year............................      $         0      $    (6,800)
                                                  ===========      ===========
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares.............          355,009        1,564,292
 Issued in connection with the reinvestment
  of:
 Distributions from net investment income...              571           16,055
 Distributions from paid in capital.........              257                0
                                                  -----------      -----------
                                                      355,837        1,580,347
 Redeemed...................................         (163,731)        (355,736)
                                                  -----------      -----------
 Net change.................................          192,106        1,224,611
                                                  ===========      ===========
(a) Commencement of Operations

FINANCIAL HIGHLIGHTS

                                               OCTOBER 31, 1994*
                                                    THROUGH         YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                              -------------------- ------------
Net Asset Value, Beginning of Year..........      $     10.00      $     10.23
                                                  -----------      -----------
Income From Investment Operations
 Net Investment Income......................             0.03             0.09
 Net Realized and Unrealized Gain (Loss) on
  Investments...............................             0.23             0.53
                                                  -----------      -----------
 Total From Investment Operations...........             0.26             0.62
                                                  -----------      -----------
Less Distributions
 Distributions From Net Investment Income...            (0.02)           (0.09)
 Distributions in Excess of Net Investment
  Income....................................             0.00            (0.03)
 Distributions From Paid-in Capital.........            (0.01)            0.00
                                                  -----------      -----------
 Total Distributions........................            (0.03)           (0.12)
                                                  -----------      -----------
Net Asset Value, End of Year................      $     10.23      $     10.73
                                                  ===========      ===========
TOTAL RETURN (%)............................             2.60***          6.03
Ratio of Operating Expenses to Average Net
 Assets (%).................................             1.30**           1.30
Ratio of Net Investment Income to Average
 Net Assets (%).............................             2.56**           1.29
Portfolio Turnover Rate (%).................                4**             89
Net Assets, End of Year (000)...............      $     2,989      $    16,268
The ratios of expenses to average net assets
 without giving effect to the voluntary
 expense limitations described in Note 4 to
 the Financial Statements would have been
 (%)........................................             5.38**           3.12

  * Commencement of operations.
 ** Computed on an annualized basis.
*** Not computed on an annualized basis.

                See accompanying notes to financial statements.

ZENITH ALGER EQUITY GROWTH SERIES
PORTFOLIO MANAGERS: DAVID D. ALGER, SEILAI KHOO AND RON TARRARO; FRED ALGER MANAGEMENT, INC.

                    MARKET REVIEW

  Photo David
     Alger           1995 proved to be a very good year for the stock market.
                   The general stock market indices all posted substantial gains, and the Alger Growth Equity Series had a very impressive 48.7% return for the year, significantly outperforming all major indices, including the Standard & Poor's 500 Index/1//9/, which returned 37.44%. In fact, according to Lipper Analytical Services, Inc., the portfolio ended the year ranked second out of ninety-six variable product growth funds.

                     As of December 31, 1995, the Alger Equity Growth Series
                   portfolio held 66 stocks with a
median price/earnings ratio (P/E) of 24.4x, 1 year earnings per share (EPS) growth of 36.61% based on 1995 estimated earnings, and a weighted average annual five year EPS growth estimate of 25.3%. The weighted average market cap was $10.3 billion. The top three industry sectors were semiconductors, computer networking and pharmaceuticals. The portfolio held 17 stocks for the entire 12 month period of which 16 advanced and only 1 declined in price. Of the 16 that advanced, 11 appreciated more than 50%. The portfolio did not invest in derivative securities during the year.

  The year began with growth stocks undervalued relative to the market and interest rates at a fairly high level of 7.89%. The Federal Reserve Board had targeted a desired growth rate of 2.5% for 1995, a substantial reduction from the 4.1% growth in 1994. Predictably, the economy began to decelerate from a fairly strong fourth quarter in response to increases in interest rates (both long and short) that occurred during 1994. This deceleration had a negative impact on consumer spending--principally in interest-sensitive sectors such as housing and autos. Many non-growth groups, including those that were depressed in 1994, including financials and utilities, had an excellent first quarter. As a result, growth stocks remained deeply undervalued relative to the market and presented excellent investment opportunities for the rest of the year.

  In the second quarter, growth stocks improved to the low end of their normal range. Technology related stocks started to do especially well in April (after March earnings were announced) with positive product cycles in all areas of technology. Additionally, businesses were continuing to lay off employees and invest heavily in information technology to augment productivity. The portfolio had strong performance returns during this time, due primarily to a large exposure to technology related stocks (40-55% of the portfolio).

  Second quarter Gross Domestic Product (GDP) annualized growth was a very slow 1.3%. In response, the Fed lowered rates by 1/4 point in July. At the same time, the bond market rallied sharply due to the slowdown in the economy and lack of inflation. The market in general rose quickly, with the Dow Jones Industrial Average breaking one record after another. Technology stocks continued to respond strongly to extremely favorable second quarter earnings, especially semiconductors and related semiconductor equipment (approximately 20-30% of the portfolio). The third quarter ended with GDP up a surprising 4.2%. This better than expected growth rate resulted in a build-up in inventories, suggesting that the fourth quarter numbers would be lower than the third quarter.

  As the fourth quarter progressed, it became clear that the economy was decelerating sharply, especially at the consumer level. This began to have negative implications for certain technology stocks--especially commodity-based semiconductors (DRAM's and SRAM's) which were also beset by a build-up of capacity in Asia. We had a substantial commitment to technology related stocks entering the fourth quarter--approximately 50% of the portfolio. Significant sell-offs began to occur and we liquidated select technology holdings. By December, we had reduced the portfolio's technology related exposure from 50+% to approximately 35%, retaining stocks that we felt still had good fundamentals. In general, prices of growth stocks, which had peaked at around 1.7x market in September and October, fell dramatically as investors took profits and rotated into defensive stocks, sending the averages higher but depressing growth stocks. We had predicted that the Fed would lower rates in December, and this proved an accurate forecast on December 19th. This action eliminated some negativity in the market and we regained some of our lost momentum.

OUTLOOK AND STRATEGY

  At present, technology stocks have continued to be subject to periods of excessive profit taking. There were sharp sell-offs in the technology sector during the fourth quarter of 1995. We believe that this phenomenon has been greatly overdone and that many of our holdings are exceedingly undervalued. We recently completed a study that shows that if our top thirteen technology holdings were to return to the high P/E multiples reached in 1995, based on 1996 projected earnings, the average appreciation would be in excess of 70%. Therefore, we are extremely reluctant to sell stocks that are doing well at this price. We believe that this strategy will, in the end, prevail.

  What we see for the economy in 1996 is as follows:

    1) The first quarter may grow, but at a slow rate;
    2) The Fed may be anxious to supply credit in small increments;
    3) Inflation, after a brief commodity-based scare, may be low;
    4) Corporate profits may rise, but not as sharply as in 1995;
    5) The stock market may have a good year, possibly reaching 6000.

  In conclusion, we expect that 1996 will be another successful year for the Alger Equity Growth Series.

                                              FUND FACTS

                                              GOAL: long-term capital
                                              appreciation.

                                              START DATE: October 31, 1994

                                              SIZE: $46.4 million

                                              MANAGERS: David D. Alger,
                                              President and Chief Investment
                                              Officer (since 1995), Executive
                                              Vice President, Portfolio Manager
                                              and Director of Research (since
                                              1971), Fred Alger Management
                                              Inc.; Portfolio Manager, The
                                              Alger Growth Portfolio (since
                                              1986), The Alger American Fund
                                              Growth Portfolio (since 1989) and
                                              The Alger Defined Contribution
                                              Trust Growth Portfolio (since
                                              1993). Seilai Khoo and Ron
                                              Tarraro have managed the Series
                                              since 1995.


     A $10,000 Investment Compared to an Index

Average Annual Total Return


              Alger Equity     Lipper Variable Small
              Growth           Fund Average

1995             48.70%               32.47%

Since
Inception        32.42%                 --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index



                              Alger Equity
                                 Growth        S&P 500(19)
                             ---------------   ---------
10/31/94                     $10,000           $10,000
    1994                     $ 9,580           $ 9,794
    1995                     $14,245           $13,461

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(ALGER EQUITY GROWTH SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--87.9% OF TOTAL NET ASSETS

 SHARES                                                               VALUE (a)
        AIRLINES--0.8%
  5,000 Delta Air Lines, Inc. ....................................   $   369,375
                                                                     -----------
        APPAREL--0.9%
 10,000 Tommy Hilfiger Corp. .....................................       423,750
                                                                     -----------
        BIO TECHNOLOGY--2.7%
 31,000 Biochem Pharmacy, Inc. ...................................     1,243,875
                                                                     -----------
        BUILDING & CONSTRUCTION--1.7%
 22,500 Clayton Homes, Inc. ......................................       480,938
  9,200 Pulte Corp. ..............................................       309,350
                                                                     -----------
                                                                         790,288
                                                                     -----------
        CASINOS & RESORTS--0.2%
  2,800 Mirage Resorts, Inc. .....................................        96,600
                                                                     -----------
        COMMUNICATIONS--5.5%
 13,500 DSC Communications Corp.(c)...............................       497,813
 10,000 Glenayre Technologies, Inc. ..............................       622,500
  5,400 Tellabs, Inc.(c)..........................................       199,800
  8,000 US Robotics, Inc. ........................................       702,000
 11,000 Viacom Inc.--Class B(c)...................................       521,125
                                                                     -----------
                                                                       2,543,238
                                                                     -----------
        COMPUTER RELATED & BUSINESS
        EQUIPMENT--18.1%
 26,750 Bay Networks, Inc. .......................................     1,100,094
 11,500 Cisco Systems, Inc. ......................................       858,187
  9,000 Compaq Computer Corp.(c)..................................       432,000
 23,350 Dell Computer Corp. ......................................       808,494
 22,900 Digital Equipment Corp.(c)................................     1,468,462
 19,801 First Data Corp. .........................................     1,324,192
 17,400 Seagate Technology........................................       826,500
 12,600 Summit Technology, Inc. ..................................       425,250
 24,900 3Com Corp.(c).............................................     1,160,962
                                                                     -----------
                                                                       8,404,141
                                                                     -----------
        COMPUTER SOFTWARE--1.0%
  5,000 Broderbund Software, Inc. ................................       303,750
  6,000 Informix Corporation......................................       180,000
                                                                     -----------
                                                                         483,750
                                                                     -----------
        COMPUTER TECHNOLOGY--1.9%
  3,550 Adaptec, Inc. ............................................       145,550
 10,000 America Online, Inc. .....................................       375,000
 10,000 General Datacomm Industries, Inc. ........................       171,250
  6,500 Silicon Graphics, Inc. ...................................       178,750
                                                                     -----------
                                                                         870,550
                                                                     -----------
        DEFENSE--3.6%
  3,000 Lockheed Martin Corp. ....................................       237,000
 14,400 Loral Corp. ..............................................       509,400
 10,200 McDonnell Douglas Corp. ..................................       938,400
                                                                     -----------
                                                                       1,684,800
                                                                     -----------

 SHARES                                                               VALUE (a)
        FINANCE--2.8%
  6,900 American International Group, Inc. .......................   $   638,250
 10,600 Travelers Group, Inc. ....................................       666,475
                                                                     -----------
                                                                       1,304,725
                                                                     -----------
        FINANCIAL SERVICES--0.7%
  4,500 Lehman Brothers Holdings, Inc. ...........................        95,625
  4,000 Merrill Lynch & Co., Inc. ................................       204,000
                                                                     -----------
                                                                         299,625
                                                                     -----------
        HEALTH CARE--11.8%
  8,400 Apria Health Care Group, Inc. ............................       237,300
  6,000 Boston Scientific Corp. ..................................       294,000
 20,000 Cardinal Health, Inc. ....................................     1,095,000
 16,400 Columbia/HCA Healthcare Corp. ............................       832,300
 12,000 Genzyme Corp. ............................................       748,500
  3,450 Health Management Assoc., Inc. ...........................        90,131
 16,500 Merck & Co., Inc. ........................................     1,084,875
  4,300 Nellcor Puritan Bennett, Inc. ............................       249,400
 20,000 Occusystems, Inc. ........................................       400,000
  7,000 United Healthcare Corp. ..................................       458,500
                                                                     -----------
                                                                       5,490,006
                                                                     -----------
        HEALTH CARE--ADMINISTRATIVE
        SERVICES--3.0%
 33,400 Healthsource, Inc. .......................................     1,202,400
 10,000 Liposome, Inc. ...........................................       200,000
                                                                     -----------
                                                                       1,402,400
                                                                     -----------
        HEALTH MAINTENANCE SERVICES--2.5%
 15,500 Oxford Health Plans, Inc. ................................     1,145,062
                                                                     -----------
        MEDICAL SERVICES--0.6%
  5,200 Medtronic, Inc. ..........................................       290,550
                                                                     -----------
        MISCELLANEOUS--2.6%
 27,000 Service Corp. International...............................     1,188,000
                                                                     -----------
        PHARMECUTICALS--3.7%
 16,200 Eli Lilly & Company.......................................       911,250
 14,700 Smithkline Beecham PLC....................................       815,850
                                                                     -----------
                                                                       1,727,100
                                                                     -----------
        RESTAURANTS & LODGING--5.9%
 14,400 Boston Chicken, Inc. .....................................       462,600
  7,150 Cracker Barrel Old Country Store..........................       123,338
 20,000 La Quinta Inns, Inc. .....................................       547,500
 35,800 Lone Star Steakhouse Saloon...............................     1,373,825
  6,000 Outback Steakhouse, Inc. .................................       215,250
                                                                     -----------
                                                                       2,722,513
                                                                     -----------
        RETAILING--6.6%
  9,800 Cintas Corp. .............................................       436,100
 10,000 CompUSA, Inc. ............................................       311,250
 56,000 Officemax, Inc. ..........................................     1,253,000

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(ALGER EQUITY GROWTH SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
        RETAILING--(CONTINUED)
 20,000 The Gap, Inc..............................................   $   840,000
  5,000 Viking Office Products, Inc...............................       232,500
                                                                     -----------
                                                                       3,072,850
                                                                     -----------
        SEMI-CONDUCTORS--11.3%
 27,000 Altera Corp...............................................     1,343,250
 17,800 Intel Corp. ..............................................     1,010,150
 10,000 LSI Logic Corp............................................       327,500
 15,000 Linear Technology Corporation.............................       588,750
 32,600 Maxim Integrated Products, Inc............................     1,255,100
 23,300 Xilinx, Inc...............................................       710,650
                                                                     -----------
                                                                       5,235,400
                                                                     -----------
        Total Common Stocks
         (Identified Cost $36,287,708)............................    40,788,598
                                                                     -----------


SHORT-TERM INVESTMENTS--16.2%

    FACE
   AMOUNT                                 VALUE (a)
 $7,504,356 Seven Seas U.S. Government
             Money Market Fund........   $ 7,504,356
                                         -----------
            Total Short-Term
             Investment
             (Identified Cost
             $7,504,356)................   7,504,356
                                         -----------
            Total Investments--104.1%
             (Identified cost
             $43,792,064)(b)............  48,292,954
            Receivables...............       266,770
            Liabilities...............    (2,173,322)
                                         -----------
            TOTAL NET ASSETS--100%...... $46,386,402
                                         ===========
(a) See Note 1A.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost of $43,809,703 for federal income tax purposes was as follows:
            Aggregate gross unrealized
             appreciation for all
             investments in which
             there is an excess of
             value over tax cost......   $ 5,430,730
            Aggregate gross unrealized
             depreciation for all
             investments in which
             there is an excess of tax
             cost over value..........      (947,479)
                                         -----------
            Net unrealized
             appreciation.............   $ 4,483,251
                                         ===========

(c) Non-income producing security.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(ALGER EQUITY GROWTH SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value..................................             $48,292,954
 Receivable for:
 Fund shares sold......................................                 215,212
 Dividends and interest................................                  43,853
 Unamortized organization expense......................                   7,705
                                                                    -----------
                                                                     48,559,724
LIABILITIES
 Payable for:
 Securities purchased..................................  $2,110,953
 Fund shares redeemed..................................       1,877
 Accrued expenses:
 Management fees.......................................      21,027
 Other expenses........................................      39,465
                                                         ----------
                                                                      2,173,322
                                                                    -----------
                                                                    $46,386,402
                                                                    ===========
NET ASSETS
 Net Assets consist of:
 Capital paid in.......................................             $42,729,581
 Undistributed net investment income...................                   1,354
 Accumulated net realized losses.......................                (845,423)
 Unrealized appreciation on investments................               4,500,890
                                                                    -----------
NET ASSETS.............................................             $46,386,402
                                                                    ===========
Computation of offering price:
Net asset value and redemption price per share
 ($46,386,402 divided by 3,362,196 shares of beneficial
 interest).............................................             $     13.80
                                                                    ===========
Identified cost of investments.........................             $43,792,064
                                                                    ===========


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Dividends.............................................            $   81,944(a)
 Interest..............................................               124,430
                                                                   ----------
                                                                      206,374
EXPENSES
 Management fees.......................................  $144,943
 Trustees' fees and expenses...........................    15,049
 Custodian.............................................    52,793
 Audit and tax services................................    19,800
 Legal.................................................    10,821
 Printing..............................................     4,920
 Registration..........................................         7
 Amortization of organization expenses.................     2,347
 Miscellaneous.........................................     2,575
                                                         --------
  Total expenses.......................................   253,255
  Less expenses assumed by the investment adviser......   (77,254)    176,001
                                                         --------  ----------
NET INVESTMENT INCOME..................................                30,373
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
 Realized gain on investments--net.....................               448,499
 Unrealized appreciation on investments--net...........             4,579,507
                                                                   ----------
Net gain on investment transactions....................             5,028,006
                                                                   ----------
NET INCREASE IN NET ASSETS FROM OPERATIONS.............            $5,058,379
                                                                   ==========

(a) Net of foreign taxes of: $319

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(ALGER EQUITY GROWTH SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                 FOR THE PERIOD
                                               OCTOBER 31, 1994(a)
                                                     THROUGH        YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                               ------------------- ------------
FROM OPERATIONS
 Net investment income.......................      $    3,467      $    30,373
 Net realized gain (loss) on investments.....          (7,937)         448,499
 Unrealized appreciation (depreciation) on
  investments................................         (78,617)       4,579,507
                                                   ----------      -----------
 INCREASE (DECREASE) IN NET ASSETS FROM OPER-
  ATIONS.....................................         (83,087)       5,058,379
                                                   ----------      -----------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income.......................          (3,466)         (30,373)
 In excess of net investment income..........            (534)            (993)
 Net realized gain on investments............               0       (1,285,986)
                                                   ----------      -----------
                                                       (4,000)      (1,317,352)
                                                   ----------      -----------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares................       1,872,491       47,127,562
 Net asset value of shares issued in connec-
  tion with the reinvestment of:
 Distributions from net investment income....           4,000           31,366
 Distributions from net realized gain........               0        1,285,986
                                                   ----------      -----------
                                                    1,876,491       48,444,914
 Cost of shares redeemed.....................      (1,872,491)      (7,716,452)
                                                   ----------      -----------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL
  SHARE TRANSACTIONS.........................           4,000       40,728,462
                                                   ----------      -----------
 TOTAL INCREASE (DECREASE) IN NET ASSETS.....         (83,087)      44,469,489
NET ASSETS
 Beginning of the year.......................       2,000,000        1,916,913
                                                   ----------      -----------
 End of the year.............................      $1,916,913      $46,386,402
                                                   ==========      ===========
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year.......................      $        0      $         0
                                                   ==========      ===========
 End of the year.............................      $        0      $     1,354
                                                   ==========      ===========
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares..............         220,620        3,648,304
 Issued in connection with the reinvestment
  of:
 Distributions from net investment income....             421            2,303
 Distributions from net realized gain........               0           94,419
                                                   ----------      -----------
                                                      221,041        3,745,026
 Redeemed....................................        (220,620)        (583,251)
                                                   ----------      -----------
 Net change..................................             421        3,161,775
                                                   ==========      ===========
(a) Commencement of Operations

FINANCIAL HIGHLIGHTS

                                                OCTOBER 31, 1994*
                                                     THROUGH        YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                               ------------------- ------------
Net Asset Value, Beginning of Year...........      $    10.00      $      9.56
                                                   ----------      -----------
Income From Investment Operations
 Net Investment Income.......................            0.02             0.01
 Net Realized and Unrealized Gain (Loss) on
  Investments................................           (0.44)            4.65
                                                   ----------      -----------
 Total From Investment Operations............           (0.42)            4.66
                                                   ----------      -----------
Less Distributions
 Distributions From Net Investment Income....           (0.02)           (0.01)
 Distributions From Net Realized Capital
  Gains......................................            0.00            (0.41)
                                                   ----------      -----------
 Total Distributions.........................           (0.02)           (0.42)
                                                   ----------      -----------
Net Asset Value, End of Year.................      $     9.56      $     13.80
                                                   ==========      ===========
TOTAL RETURN (%).............................           (4.20)***        48.70
Ratio of Operating Expenses to Average Net
 Assets (%)..................................            0.85**           0.83
Ratio of Net Investment Income to Average Net
 Assets (%)..................................            1.07**           0.14
Portfolio Turnover Rate (%)..................              32**            107
Net Assets, End of Year (000)................      $    1,917      $    46,386
The ratios of expenses to average net assets
 without giving effect to the voluntary
 expense limitations described in Note 4 to
 the Financial Statements would have been
 (%).........................................            2.74**           2.45

  * Commencement of operations.
 ** Computed on an annualized basis.
*** Not computed on an annualized basis.

                See accompanying notes to financial statements.

ZENITH CAPITAL GROWTH SERIES
PORTFOLIO MANAGER: G. KENNETH HEEBNER; CAPITAL GROWTH MANAGEMENT, L.P.

                    MARKET REVIEW

    Photo G.          In 1995, an economic environment fell into place that was
Kenneth Heebner     highly favorable to the stock market, and particularly the kind of growth stocks your Series invests in. Both bond and stock markets prospered. Among the key factors were a benign inflationary background and moderating interest rates, along with low labor and capital costs and high productivity--a combination that permitted many companies to enjoy increased revenues, expanding profit margins and earnings growth.

                      Taking advantage of these positive trends, the Series
                    rewarded shareholders with very
strong performance in 1995. Total return was 38.03% for the 12 months ended December 31, 1995. The Series outperformed the overall market as measured by the Standard and Poor's 500 Index,/1//9/ which had a total return of 37.44% for the period.

  The Series delivered these strong returns in 1995 by staying fully invested in a rising stock market. Most holdings rose in price, and the Series benefited significantly from its substantial positions in airlines, banks and technology stocks.

  Holdings in steel, chemical and copper stocks were sold in the first quarter, in anticipation of a slow-growth economy. A large position in technology stocks was taken early in the year. Most of these issues were sold during the second half of the year, at higher prices.

  Over the last two years many investors have come to appreciate the difficulty of trying to time moves in and out of the market. In early 1995, few market observers anticipated the long string of record highs that we witnessed last year. Manager Ken Heebner's investment approach--concentrating on a relatively small number of holdings that he believes can deliver earnings in excess of the consensus view--has delivered positive results for shareholders over the years. Although past performance does not guarantee future results, the Series' long-term record demonstrates that the surest way to take advantage of the market's potential for growth is to stay invested.

                                              FUND FACTS

                                              GOAL: long-term growth of
                                              capital.

                                              START DATE: August 26, 1983

                                              SIZE: $921.4 million as of
                                              December 31, 1995

                                              MANAGER: G. Kenneth Heebner,
                                              since 1983; portfolio manager of
                                              New England Growth Fund since
                                              1976; CGM Capital Development
                                              Fund since 1976; CGM Mutual Fund
                                              since 1981; CGM Realty Fund since
                                              1994; CGM Fixed Income Fund since
                                              1993.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Capital          Lipper Variable
              Growth           Growth Fund Average


1 year         38.03%                32.47%

5 years        16.37%                17.27%

10 years       22.02%                14.24%


[A graph representing the following:]
      A $10,000 Investment Compared to an Index



                                Zenith
                                Capital
                                Growth         S&P 500(19)
                             ---------------   -----------
12/31/85                     $10,000           $10,000
    1986                     $19,520           $11,862
    1987                     $29,807           $12,480
    1988                     $27,184           $14,539
    1989                     $35,557           $19,132
    1990                     $34,312           $18,535
    1991                     $52,841           $24,159
    1992                     $49,618           $25,997
    1993                     $57,045           $28,613
    1994                     $53,012           $29,002
    1995                     $73,173           $39,860

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(CAPITAL GROWTH SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--98.5% OF TOTAL NET ASSETS

  SHARES                                                             VALUE (a)
           AEROSPACE--6.1%
   721,000 Boeing Co.............................................   $ 56,508,375
                                                                    ------------
           AIRLINES--9.6%
    90,000 AMR Corp.(c)..........................................      6,682,500
   680,000 Northwest Airlines Corp.(c)...........................     34,680,000
   265,000 UAL Corp.(c)..........................................     47,302,500
                                                                    ------------
                                                                      88,665,000
                                                                    ------------
           BANKS--MONEY CENTER--12.7%
   930,000 Chemical Banking Corp. ...............................     54,637,500
   926,000 CitiCorp..............................................     62,273,500
                                                                    ------------
                                                                     116,911,000
                                                                    ------------
           BEVERAGES AND TOBACCO--4.5%
   745,000 Pepsico, Inc..........................................     41,626,875
                                                                    ------------
           CHEMICALS--2.4%
   423,000 Air Products & Chemicals, Inc.........................     22,313,250
                                                                    ------------
           COMPUTER SOFTWARE & SERVICES--4.6%
   485,000 Computer Associates International, Inc................     27,584,375
   211,000 Computer Sciences Corp.(c)............................     14,822,750
                                                                    ------------
                                                                      42,407,125
                                                                    ------------
           DEFENSE--1.9%
   220,000 Lockheed Martin Corp. ................................     17,380,000
                                                                    ------------
           DRUGS--13.4%
   924,000 Eli Lilly and Co......................................     51,975,000
   775,000 Merck and Company, Inc. ..............................     50,956,250
   330,000 Pfizer, Inc...........................................     20,790,000
                                                                    ------------
                                                                     123,721,250
                                                                    ------------
           FINANCIAL SERVICES--1.9%
   253,000 First Data Corp.......................................     16,919,375
                                                                    ------------
           FOOD--RETAILERS/WHOLERS--5.5%
   560,000 Philip Morris Companies, Inc..........................     50,680,000
                                                                    ------------
           FREIGHT TRANSPORTATION--5.2%
   611,000 Burlington Northern Santa Fe Corp. ...................     47,658,000
                                                                    ------------
           HOME PRODUCTS AND COSMETIC--3.8%
   425,000 Procter and Gamble Co. ...............................     35,275,000
                                                                    ------------
           INSURANCE--11.9%
 1,215,000 Allstate Corp.........................................     49,966,875
   638,850 American International Group, Inc. ...................     59,093,625
                                                                    ------------
                                                                     109,060,500
                                                                    ------------
           MACHINERY--2.1%
   555,000 Deere & Co............................................     19,563,750
                                                                    ------------

  SHARES                                                             VALUE (a)
            RETAIL--7.8%
   820,000  May Department Stores Co. ..........................    $ 34,645,000
   940,000  Sears Roebuck and Co................................      36,660,000
                                                                    ------------
                                                                      71,305,000
                                                                    ------------
            MISCELLANEOUS--5.1%
   498,000  United Technologies Corp............................      47,247,750
                                                                    ------------
            Total Common Stock
             (Identified Cost $780,984,415).....................     907,242,250
                                                                    ------------

SHORT-TERM INVESTMENTS--0.6%

    FACE
   AMOUNT                                                          VALUE (A)
 $5,910,000 Chevron Oil Finance Co.
             5.7500%, 01/02/96.................................      5,910,000
                                                                  ------------
            Total Short-Term Investments
             (Identified Cost $5,910,000)......................      5,910,000
                                                                  ------------
            Total Investments--99.1%
             (Identified Cost $786,894,415)(b).................    913,152,250
            Cash and Receivables...............................     23,889,162
            Liabilities........................................    (15,597,592)
                                                                  ------------
            TOTAL NET ASSETS--100%.............................   $921,443,820
                                                                  ============
(a) See Note 1A.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost of $788,379,751 for federal income tax purposes was as follows:
            Aggregate gross unrealized appreciation for all
             investments in which there is an excess of value
             over tax cost.....................................   $129,236,142
            Aggregate gross unrealized depreciation for all
             investments in which there is an excess of tax
             cost over value...................................     (4,463,643)
                                                                  ------------
            Net unrealized appreciation........................   $124,772,499
                                                                  ============

(c) Non-Income producing security.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(CAPITAL GROWTH SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value.................................              $913,152,250
 Cash.................................................                       956
 Receivable for:
 Fund shares sold.....................................                   668,455
 Securities sold......................................                21,702,342
 Dividends and interest...............................                 1,517,409
                                                                    ------------
                                                                     937,041,412
LIABILITIES
 Payable for:
 Securities purchased.................................  $14,184,326
 Fund shares redeemed.................................      669,835
 Accrued expenses:
 Management fees......................................      493,781
 Deferred trustees' fees..............................       44,575
 Other expenses.......................................      205,075
                                                        -----------
                                                                      15,597,592
                                                                    ------------
                                                                    $921,443,820
                                                                    ============
NET ASSETS
 Net Assets consist of:
 Capital paid in......................................              $775,378,866
 Undistributed net investment income..................                    28,556
 Accumulated net realized gains.......................                19,778,563
 Unrealized appreciation on investments...............               126,257,835
                                                                    ------------
NET ASSETS............................................              $921,443,820
                                                                    ============
Computation of offering price:
Net asset value and redemption price per share
 ($921,443,820 divided by 2,459,656 shares of
 beneficial interest).................................              $     374.62
                                                                    ============
Identified cost of investments........................              $786,894,415
                                                                    ============


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Dividends..........................................             $ 13,027,061(a)
 Interest...........................................                  124,993
                                                                 ------------
                                                                   13,152,054
EXPENSES
 Management fees....................................  $5,232,562
 Trustees' fees and expenses........................      41,166
 Custodian..........................................     143,365
 Audit and tax services.............................      14,900
 Legal..............................................       8,055
 Printing...........................................     240,863
 Registration.......................................           7
 Miscellaneous......................................      20,525
                                                      ----------
  Total expenses....................................                5,701,443
                                                                 ------------
NET INVESTMENT INCOME...............................                7,450,611
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
 Realized gain on investments--net..................              132,068,325
                                                                 ------------
 Unrealized appreciation on investments--net........              114,117,353
                                                                 ------------
Net gain on investment transactions.................              246,185,678
                                                                 ------------
NET INCREASE IN NET ASSETS FROM OPERATIONS..........             $253,636,289
                                                                 ============

(a) Net of foreign taxes of: $29,811

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(CAPITAL GROWTH SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                    YEAR ENDED     YEAR ENDED
                                                   DECEMBER 31,   DECEMBER 31,
                                                       1994           1995
                                                   -------------  -------------
FROM OPERATIONS
 Net investment income...........................  $  10,848,989  $   7,450,611
 Net realized gain on investments................     18,279,890    132,068,325
 Unrealized appreciation (depreciation) on in-
  vestments......................................    (79,261,045)   114,117,353
                                                   -------------  -------------
 INCREASE (DECREASE) IN NET ASSETS FROM OPERA-
  TIONS..........................................    (50,132,166)   253,636,289
                                                   -------------  -------------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income...........................    (10,566,409)    (7,422,072)
 Net realized gain on investments................    (19,094,533)  (112,289,797)
                                                   -------------  -------------
                                                     (29,660,942)  (119,711,869)
                                                   -------------  -------------
FROM CAPITAL SHARE TRANSACTIONS
 Proceeds from sale of shares....................    265,969,106    211,234,567
 Net asset value of shares issued in connection
  with the reinvestment of:
 Distributions from net investment income........     10,556,416      7,422,051
 Distributions from net realized gain............     18,284,122    112,289,762
                                                   -------------  -------------
                                                     294,809,644    330,946,380
 Cost of shares redeemed.........................   (192,273,754)  (210,553,681)
                                                   -------------  -------------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL
  SHARE TRANSACTIONS.............................    102,535,890    120,392,699
                                                   -------------  -------------
 TOTAL INCREASE IN NET ASSETS....................     22,742,782    254,317,119
NET ASSETS
 Beginning of the year...........................    644,383,919    667,126,701
                                                   -------------  -------------
 End of the year.................................  $ 667,126,701  $ 921,443,820
                                                   =============  =============
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year...........................  $      (1,766) $     278,739
                                                   =============  =============
 End of the year.................................  $     278,739  $      28,556
                                                   =============  =============
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares..................        773,701        561,255
 Issued in connection with the reinvestment of:
 Distributions from net investment income........         33,768         19,951
 Distributions from net realized gain............         58,487        301,846
                                                   -------------  -------------
                                                         865,956        883,052
 Redeemed........................................       (562,304)      (559,603)
                                                   -------------  -------------
 Net change......................................        303,652        323,449
                                                   =============  =============

FINANCIAL HIGHLIGHTS

                                         YEAR ENDED DECEMBER 31,
                               ------------------------------------------------
                                 1991      1992      1993      1994      1995
                               --------  --------  --------  --------  --------
Net Asset Value, Beginning of
 Year........................  $ 249.04  $ 347.36  $ 322.23  $ 351.63  $ 312.30
                               --------  --------  --------  --------  --------
Income From Investment Opera-
 tions
 Net Investment Income.......      3.16      4.04      2.12      5.28      3.47
 Net Realized and Unrealized
  Gain (Loss) on Investments.    130.75    (25.10)    46.21    (30.54)   114.91
                               --------  --------  --------  --------  --------
 Total From Investment Opera-
  tions......................    133.91    (21.06)    48.33    (25.26)   118.38
                               --------  --------  --------  --------  --------
Less Distributions
 Distributions From Net In-
  vestment Income............     (3.22)    (4.07)    (2.18)    (5.15)    (3.48)
 Distributions From Net Real-
  ized Capital Gains.........    (31.93)     0.00    (16.75)    (8.92)   (52.58)
 Distributions From Paid-in
  Capital....................     (0.44)     0.00      0.00      0.00      0.00
                               --------  --------  --------  --------  --------
 Total Distributions.........    (35.59)    (4.07)   (18.93)   (14.07)   (56.06)
                               --------  --------  --------  --------  --------
Net Asset Value, End of Year.  $ 347.36  $ 322.23  $ 351.63  $ 312.30  $ 374.62
                               ========  ========  ========  ========  ========
TOTAL RETURN (%).............     54.00     (6.05)    14.97     (7.07)    38.03
Ratio of Operating Expenses
 to Average Net Assets (%)...      0.70      0.70      0.68      0.67      0.71
Ratio of Net Investment In-
 come to Average Net Assets
 (%).........................      1.22      1.53      0.67      1.61      0.92
Portfolio Turnover Rate (%)..       174       207       169       140       242
Net Assets, End of Year
 (000).......................  $343,965  $472,017  $644,384  $667,127  $921,444

                See accompanying notes to financial statements.

ZENITH LOOMIS SAYLES AVANTI GROWTH SERIES
PORTFOLIO MANAGERS: RICHARD HURCKES AND SCOTT PAPE; LOOMIS SAYLES & COMPANY,
L.P.

                                        MARKET REVIEW

 Photo Richard      Photo Scott Pape
    Hurckes                              In 1995, the economic environment
                                       proved to be extremely good for the
                                       stock market, and for growth investing
                                       in particular. A combination of steady
                                       growth in revenue, low labor and
                                       capital costs and high productivity
                                       allowed American corporations to enjoy
                                       expanding profit margins and strong
                                       earnings growth.

                                         American companies doing business
                                       internationally
benefited from the decline of the U.S. dollar early in the year. Corporations with significant global sales experienced healthy profits thanks in part to favorable currency translations.

  Loomis Sayles Avanti Growth Series remained fully in the stock market as the market rose to new highs in 1995. For the 12 months ended December 31, 1995, the Series achieved a total return of 30.35% at net asset value. This compares favorably to a 32.47% return for the Lipper Variable Growth Fund Average/1//1/ and S&P 500 Index/1//9/ return of 37.44% over the same period.

  The Series' successful performance was driven by our investment in premier companies across a broad spectrum of industries. Holdings that delivered the largest gains were those in the technology, medical technology and financial sectors.

  Early in the year, we anticipated the strength of technology stocks, and increased our position in that sector. Among our best performers were Oracle Systems, a leader in database management software, and Cisco Systems, a principal provider of inter-networking software used to connect computers worldwide. During the fourth quarter, we reduced our technology holdings slightly in the wake of increasing price volatility, and locked in some of the sizeable gains made earlier in the year.

  In 1995, we also built up our position in medical technology stocks, adding two distinguished companies--Medtronic, a leading worldwide manufacturer of pacemakers and implantable defribrillators, and Boston Scientific, a pioneer in technology for interventional cardiology procedures such as angioplasty. Both companies enjoyed strong profits during the year and contributed greatly to the performance of the Series.

  Pharmaceutical companies in the portfolio such as Johnson & Johnson, Merck and biotechnology leader Amgen also experienced good revenue gains due in large part to their proprietary products and increasing international sales.

  Financial stocks contributed to the Series' performance in the first half of the year. The prices of First Data Corp., a premier data processing company, and MBNA, one of the largest credit card issuers in the nation, were driven up by strong earnings. By mid-year, as the growth rate of earnings slowed, we began to shift out of the financial sector and into other areas, including consumer non-durables and medical technology.

  The Series' portfolio includes several Fortune 100 companies doing business internationally. During 1995, we maintained our existing positions in Gillette and Coca-Cola and added Proctor & Gamble and Duracell. All benefited from strong consumer demand abroad and favorable currency exchange rates.

  In 1995, we took advantage of the growth opportunities in equity securities of companies with market capitalization under $1 billion by increasing the percentage of these stocks from 23% to 30%. Examples include technology stars Informix and Parametric, retailers Starbucks and PETsMART, Inc., transaction processors Paychex Inc. and Medaphis and medical providers HealthSouth and Ventritex. Each is a superbly managed industry leader. Correspondingly, we reduced our investment in mid-size and large, blue chip companies, which offered relatively less upside potential.

OUTLOOK AND STRATEGY

  We believe the stock market will generate positive returns for investors in 1996, as it has in most Presidential election years. While we don't expect a repeat of 1995's impressive performance levels, we do expect a favorable climate for growth stocks. We expect American companies may benefit from domestic economic growth of about 2% and continuing low interest rates and inflation. Companies doing business internationally should continue to profit from the low value of the U.S. dollar.

  Economic conditions that favor smaller, emerging companies is likely to continue; therefore our interest in the technology and medical technology sectors--areas where attractive emerging companies can be found--remains strong.

  The Series will continue to own America's premier companies--leaders in their respective industries with strong management and excellent prospects for increased revenues and earnings. We feel these stocks offer investors the best opportunities for long-term growth.



                                              FUND FACTS

                                              GOAL: long-term growth of
                                              capital.

                                              START DATE: May 1, 1993

                                              SIZE: $48.8 million as of
                                              December 31, 1995

                                              MANAGERS: Richard Hurckes and
                                              Scott Pape since 1993; They have
                                              managed New England Capital
                                              Growth Fund since 1992. Mr.
                                              Hurckes joined Loomis Sayles in
                                              1971. Mr. Pape joined Loomis
                                              Sayles in 1991.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Loomis Sayles    Lipper Variable Growth
              Avanti Growth    Fund Average

1 year           30.35%              32.47%

Since
Inception        16.15%                --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index



                              Loomis Sayles
                              Avanti Growth     S&P 500(19)
                             ----------------   ------------
4/30/93                       $10,000            $10,000
   1993                       $11,474            $10,819
   1994                       $11,443            $10,966
   1995                       $14,916            $15,072

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES AVANTI GROWTH SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--94.7% OF NET ASSETS

 SHARES                                                             VALUE (a)
        BANKS--SAVINGS AND LOAN--1.9%
 18,500 First Bank System.......................................   $   918,063
                                                                   -----------
        BEVERAGES--3.1%
 14,200 Coca Cola Co. ..........................................     1,054,350
  8,500 Pepsico, Inc. ..........................................       474,937
                                                                   -----------
                                                                     1,529,287
                                                                   -----------
        BUSINESS SERVICES--11.9%
 10,000 Checkfree Corp. ........................................       215,000
 14,000 Ceridian Corp.(c).......................................       577,500
 16,700 Cintas Corp. ...........................................       743,150
 21,550 CUC International, Inc. ................................       735,394
 12,500 Danka Business Systems..................................       462,500
 15,000 First Data Corp. .......................................     1,003,125
 27,750 Fiserv, Inc. ...........................................       832,500
 13,700 Medaphis Corp. .........................................       506,900
 15,000 Paychex, Inc. ..........................................       748,125
                                                                   -----------
                                                                     5,824,194
                                                                   -----------
        CHEMICAL--MAJOR--0.7%
  6,500 Air Products & Chemicals, Inc. .........................       342,875
                                                                   -----------
        COMPUTER SOFTWARE & SERVICES--8.6%
  6,000 Adobe Systems, Inc. ....................................       372,000
 10,900 Autodesk Inc. ..........................................       373,325
  5,200 Broderbund Software, Inc. ..............................       315,900
 16,500 FTP Software, Inc. .....................................       478,500
 27,000 Informix Corp. .........................................       810,000
 10,500 Microsoft Corp.(c)......................................       921,375
 22,000 Oracle Systems Corp.(c).................................       932,250
                                                                   -----------
                                                                     4,203,350
                                                                   -----------
        ELECTRICAL EQUIPMENT--1.3%
  9,000 General Electric Co. ...................................       648,000
                                                                   -----------
        ELECTRONIC COMPONENTS--7.5%
 19,000 Intel Corp. ............................................     1,078,250
 16,500 LSI Logic Corp.(c)......................................       540,375
 12,500 Micron Technology.......................................       495,313
 10,000 Motorola, Inc. .........................................       570,000
 16,700 Premier Industrial Corp. ...............................       409,150
  8,000 Solectron Corp. ........................................       353,000
  4,100 Texas Instruments, Inc. ................................       212,175
                                                                   -----------
                                                                     3,658,263
                                                                   -----------
        FINANCIAL SERVICES--2.1%
 10,000 Dean Witter Discover & Co. .............................       470,000
 14,500 MBNA Corp. .............................................       534,687
                                                                   -----------
                                                                     1,004,687
                                                                   -----------
        FOOD--PACKAGED & MISCELLANEOUS--1.9%
  8,300 Dreyers Grand Ice Cream, Inc. ..........................       275,975
 30,800 Starbucks Corp. ........................................       646,800
                                                                   -----------
                                                                       922,775
                                                                   -----------

 SHARES                                                               VALUE (a)
        HEALTH CARE--DRUGS--8.1%
 15,200 Amgen, Inc.(c)............................................   $   902,500
  6,600 Johnson & Johnson.........................................       565,125
 16,500 Merck & Co. ..............................................     1,084,875
 60,000 Oncor, Inc. ..............................................       270,000
 13,700 Smithkline Beecham PLC....................................       760,350
 20,000 Somatogen, Inc. ..........................................       377,500
                                                                     -----------
                                                                       3,960,350
                                                                     -----------
        HEALTH CARE--MEDICAL TECHNOLOGY--5.4%
 23,500 Boston Scientific Corp. ..................................     1,151,500
 20,000 Medtronic, Inc. ..........................................     1,117,500
 21,000 Ventritex, Inc. ..........................................       364,875
                                                                     -----------
                                                                       2,633,875
                                                                     -----------
        HEALTH CARE SERVICES--3.6%
 19,000 Columbia/HCA Health Care..................................       964,250
 26,800 Healthsouth Corp. ........................................       780,550
                                                                     -----------
                                                                       1,744,800
                                                                     -----------
        HOME PRODUCTS--4.7%
 16,000 Duracell International, Inc. .............................       828,000
 20,000 Gillette Co. .............................................     1,042,500
  5,000 Procter & Gamble Co. .....................................       415,000
                                                                     -----------
                                                                       2,285,500
                                                                     -----------
        HOTELS & RESTAURANTS--2.7%
 10,200 Boston Chicken, Inc. .....................................       327,675
 17,000 McDonalds Corp. ..........................................       767,125
 14,900 Primadonna Resorts, Inc. .................................       219,775
                                                                     -----------
                                                                       1,314,575
                                                                     -----------
        INSURANCE--3.9%
 14,000 American International Group, Inc. .......................     1,295,000
 10,000 Exel Limited..............................................       610,000
                                                                     -----------
                                                                       1,905,000
                                                                     -----------
        MEDIA & EQUIPMENT--3.1%
 13,500 Walt Disney Co. ..........................................       796,500
 15,000 Viacom, Inc. .............................................       710,625
                                                                     -----------
                                                                       1,507,125
                                                                     -----------
        NATURAL GAS--PIPELINES--1.6%
 19,900 Enron Corp. ..............................................       758,688
                                                                     -----------
        OFFICE EQUIPMENT--6.7%
 10,300 Cisco Systems, Inc. ......................................       768,638
 14,000 Hewlett Packard Co. ......................................     1,172,500
 11,000 Parametric Technology Corp. ..............................       731,500
 22,500 Silicon Graphics, Inc.(c).................................       618,750
                                                                     -----------
                                                                       3,291,388
                                                                     -----------
        OIL--INDEPENDENT PRODUCERS--3.3%
 22,500 Anadarko Petroleum Corp...................................     1,217,812
 12,000 Philips Petroleum Co......................................       409,500
                                                                     -----------
                                                                       1,627,312
                                                                     -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES AVANTI GROWTH SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (A)
        PHOTOGRAPHY--2.5%
 18,000 Eastman Kodak Co. ........................................   $ 1,206,000
                                                                     -----------
        RETAIL--4.0%
 40,500 Office Depot, Inc.........................................       799,875
 22,500 Office Max, Inc...........................................       503,437
 21,750 Petsmart, Inc.............................................       674,250
                                                                     -----------
                                                                       1,977,562
                                                                     -----------
        TELECOMMUNICATIONS--3.9%
  5,000 Glenayre Technologies, Inc. ..............................       311,250
 22,000 Qualcomm, Inc. ...........................................       946,000
 18,000 Tellabs, Inc.(c)..........................................       666,000
                                                                     -----------
                                                                       1,923,250
                                                                     -----------
        TOBACCO--2.2%
 12,000 Philip Morris Companies, Inc. ............................     1,086,000
                                                                     -----------
        Total Common Stocks
         (Identified Cost $38,942,941)............................    46,272,919
                                                                     -----------


SHORT-TERM INVESTMENTS--5.1%

    FACE
   AMOUNT                                                           VALUE (A)
 $2,481,000 Repurchase agreement with State Street Bank & Trust
             Company dated 12/29/95 at 5.00% to be repurchased
             at $2,484,378 on 1/2/96 and collateralized by
             $2,350,000 U.S. Treasury Note 7.125% with a value
             of $2,533,203......................................   $ 2,481,000
                                                                   -----------
            Total Short-Term Investments
             (Identified Cost $2,481,000).......................     2,481,000
                                                                   -----------
            Total Investments--99.8%
             (Identified Cost $41,423,941)(b)...................    48,753,919
            Receivables.........................................       169,962
            Liabilities.........................................       (91,511)
                                                                   -----------
            TOTAL NET ASSETS--100%..............................   $48,832,370
                                                                   ===========
(a) See Note 1A.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost for federal income tax purposes of $41,423,941 was as follows:
            Aggregate gross unrealized appreciation for all
             investments in which there is an excess of value
             over tax cost......................................   $ 8,868,515
            Aggregate gross unrealized appreciation for all
             investments in which there is an excess of tax cost
             over value.........................................    (1,538,537)
                                                                   -----------
            Net unrealized appreciation.........................   $ 7,329,978
                                                                   ===========

(c) Non-income producing security.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES AVANTI GROWTH SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value...........................................  $48,753,919
 Receivable for:
 Fund shares sold...............................................      116,599
 Dividends and interest.........................................       53,316
 Foreign taxes..................................................           47
                                                                  -----------
                                                                   48,923,881
LIABILITIES
 Payable for:
 Fund shares redeemed..................................  $23,146
 Withholding taxes.....................................      141
 Due to custodian bank.................................      173
 Accrued expenses:
 Management fees.......................................   20,024
 Deferred trustees' fees...............................   11,551
 Other expenses........................................   36,476
                                                         -------
                                                                       91,511
                                                                  -----------
                                                                  $48,832,370
                                                                  ===========
NET ASSETS
 Net Assets consist of:
 Capital paid in................................................  $40,587,121
 Undistributed net investment income............................        6,362
 Accumulated net realized gains.................................      908,909
 Unrealized appreciation on investments.........................    7,329,978
                                                                  -----------
NET ASSETS......................................................  $48,832,370
                                                                  ===========
Computation of offering price:
Net asset value and redemption price per share ($48,832,370
 divided by 342,823 shares of beneficial interest)..............  $    142.44
                                                                  ===========
Identified cost of investments..................................  $41,423,941
                                                                  ===========

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Dividends.............................................           $  337,093(a)
 Interest..............................................              118,109
                                                                  ----------
                                                                     455,202
EXPENSES
 Management fees.......................................  $260,886
 Trustees' fees and expenses...........................    15,250
 Custodian.............................................    64,836
 Audit and tax services................................    11,400
 Legal.................................................    10,325
 Printing..............................................    26,351
 Registration..........................................         7
 Miscellaneous.........................................     5,263
                                                         --------
  Total expenses.......................................   394,318
  Less expenses assumed by the investment adviser......   (77,529)    316,789
                                                         --------  ----------
NET INVESTMENT INCOME..................................               138,413
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
 Realized gain on investments--net.....................             2,703,726
                                                                   ----------
 Unrealized appreciation on investments--net...........             6,182,432
                                                                   ----------
Net gain on investment transactions....................             8,886,158
                                                                   ----------
NET INCREASE IN NET ASSETS FROM OPERATIONS.............            $9,024,571
                                                                   ==========

(a) Net of foreign taxes of: $141

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES AVANTI GROWTH SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                      YEAR ENDED    YEAR ENDED
                                                     DECEMBER 31,  DECEMBER 31,
                                                         1994          1995
                                                     ------------  ------------
FROM OPERATIONS
 Net investment income.............................  $    133,225  $    138,413
 Net realized gain (loss) on investments...........      (429,848)    2,703,726
 Unrealized appreciation on investments............       522,519     6,182,432
                                                     ------------  ------------
 INCREASE IN NET ASSETS FROM OPERATIONS............       225,896     9,024,571
                                                     ------------  ------------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income.............................      (133,225)     (132,051)
 In excess of net investment income................        (1,266)            0
 Net realized gain on investments..................             0    (1,364,969)
                                                     ------------  ------------
                                                         (134,491)   (1,497,020)
                                                     ------------  ------------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares......................    24,276,118    25,328,373
 Net asset value of shares issued in connection
  with the reinvestment of:
 Distributions from net investment income..........       134,491       132,051
 Distributions from net realized gain..............             0     1,364,969
                                                     ------------  ------------
                                                       24,410,609    26,825,393
 Cost of shares redeemed...........................   (10,852,176)  (11,142,834)
                                                     ------------  ------------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL SHARE
  TRANSACTIONS.....................................    13,558,433    15,682,559
                                                     ------------  ------------
 TOTAL INCREASE IN NET ASSETS......................    13,649,838    23,210,110
NET ASSETS
 Beginning of the year.............................    11,972,422    25,622,260
                                                     ------------  ------------
 End of the year...................................  $ 25,622,260  $ 48,832,370
                                                     ============  ============
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year.............................  $          0  $          0
                                                     ============  ============
 End of the year...................................  $          0  $      6,362
                                                     ============  ============
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares....................       219,339       188,223
 Issued in connection with the reinvestment of:
 Distributions from net investment income..........         1,197           929
 Distributions from net realized gain..............             0         9,604
                                                     ------------  ------------
                                                          220,536       198,756
 Redeemed..........................................       (98,649)      (83,183)
                                                     ------------  ------------
 Net change........................................       121,887       115,573
                                                     ============  ============

FINANCIAL HIGHLIGHTS

                                       APRIL 30, 1993*
                                           THROUGH      YEAR ENDED   YEAR ENDED
                                        DECEMBER 31,   DECEMBER 31, DECEMBER 31,
                                            1993           1994         1995
                                       --------------- ------------ ------------
Net Asset Value, Beginning of Year...      $100.00       $113.67      $112.77
                                           -------       -------      -------
Income From Investment Operations
 Net Investment Income...............         0.18          0.59         0.42
 Net Realized and Unrealized Gain
  (Loss) on Investments..............        14.56         (0.89)       33.80
                                           -------       -------      -------
 Total From Investment Operations....        14.74         (0.30)       34.22
                                           -------       -------      -------
Less Distributions
 Distributions From Net Investment
  Income.............................        (0.18)        (0.60)       (0.40)
 Distributions From Net Realized Cap-
  ital Gains.........................        (0.67)         0.00        (4.15)
 Distributions From Paid-in Capital..        (0.22)         0.00         0.00
                                           -------       -------      -------
 Total Distributions.................        (1.07)        (0.60)       (4.55)
                                           -------       -------      -------
Net Asset Value, End of Year.........      $113.67       $112.77      $142.44
                                           =======       =======      =======
TOTAL RETURN (%).....................        14.74***      (0.27)       30.35
Ratio of Operating Expenses to Aver-
 age Net Assets (%)..................         0.85**        0.84         0.85
Ratio of Net Investment Income to Av-
 erage Net Assets (%)................         0.46**        0.67         0.37
Portfolio Turnover Rate (%)..........           21**          67           58
Net Assets, End of Year (000)........      $11,972       $25,622      $48,832
The ratios of expenses to average net
 assets without giving effect to the
 voluntary expense limitations
 described in Note 4 to the Financial
 Statements would have been (%)......         0.89**        0.84         1.06

  * Commencement of operations.
 ** Computed on an annualized basis.
*** Not computed on an annualized basis.

                See accompanying notes to financial statements.

ZENITH VENTURE VALUE SERIES
PORTFOLIO MANAGER: SHELBY M.C. DAVIS; DAVIS SELECTED ADVISERS, L.P.

                    MARKET REVIEW

  Photo Shelby
   M.C. Davis         The Zenith Venture Value Series ended the twelve months
                    ended December 31, 1995 with a total return of 39.28%. This compared favorably to the return of 37.44% posted by the S&P 500 Index/1//9/ over the same period.

                      Stock performance during 1995 will be a hard one to beat.
                    From a macro perspective, the economy was solid without being inflationary, interest rates remained at low levels, the inflation genie remained in the bottle, and investors continued to worry about all three. A slow-growth, low inflation economy is ideal for the stock market; and the returns for 1995 proved it. Our continued belief in financial stocks (such as Wells Fargo, First Bank Systems, American International Group and Citicorp) paid off handsomely. Moreover, our strategy of investing in multi-product technology companies worked as well. Examples include Intel, Texas Instruments and Hewlett Packard.

OUTLOOK AND STRATEGY

  We are optimistic but not blind. We continue to look for warning signs that we are headed for a slow-down, but those signs have not emerged as yet. The economy continues to chug along, albeit at a slower pace than some might like. Corporate profits (a major focus at Davis Selected Advisers) remain on target, and inflation appears to be under control.

  Again, this is an ideal environment for financial stocks. Our belief that these are the stocks of the decade, not the day, remains the dominant theme at Davis Selected Advisers. We expect to remain in these types of stocks until that view point changes.

  Finally, we have maintained and added to our positions in the paper industry (most notably Union Camp), and continue to buy specific multi-technology companies during periods of price declines. At Davis Selected Advisers, we take comfort in the fact that our investment strategy doesn't change with each passing fad; it tends to run against conventional wisdom.

                                              FUND FACTS

                                              GOAL: growth of capital.

                                              START DATE: October 31, 1994

                                              SIZE: $35 million

                                              MANAGER: Shelby M.C. Davis has
                                              served as portfolio manager since
                                              the Series' inception in 1994 and
                                              has served as portfolio manager
                                              of Davis New York Venture Fund
                                              since 1968 and of Selected
                                              American Shares since May 1993.
                                              He also managed the Selected
                                              Special Fund from May 1993
                                              through October 1994 and the
                                              Davis Financial Fund May 1991
                                              through May 1995.


     A $10,000 Investment Compared to an Index

Average Annual Total Return


               Venture          Lipper Variable Growth and
               Value            Income Fund

1995             39.28%                  32.37%

Since
Inception        28.83%                    --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index



                              Venture Value    S&P 500(19)
                             ---------------   ---------
10/31/94                     $10,000           $10,000
    1994                     $ 9,650           $ 9,794
    1995                     $13,441           $13,461

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(VENTURE VALUE SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--88.4% OF TOTAL NET ASSETS

 SHARES                                                               VALUE (a)
         BANKS AND SAVINGS & LOANS--10.5%
  17,800 Banc One Corp. ..........................................   $   671,950
   5,300 Barnett Banks, Inc. .....................................       312,700
  15,200 First Bank Systems, Inc. ................................       754,300
     300 First Union Corp. .......................................        16,687
   8,400 Golden West Financial Corp. .............................       464,100
  12,400 State Street Boston Corp. ...............................       558,000
   4,200 Wells Fargo & Co. .......................................       907,200
                                                                     -----------
                                                                       3,684,937
                                                                     -----------
         CHEMICALS--0.0%
     100 Dow Chemical Co. ........................................         7,037
                                                                     -----------
         COMPUTER PRODUCTS AND SERVICES--7.1%
   7,100 Cirrus Logic, Inc.(c)....................................       140,225
   9,800 Hewlett-Packard Co. .....................................       820,750
  15,200 Intel Corp. .............................................       862,600
  12,800 Texas Instruments, Inc. .................................       662,400
                                                                     -----------
                                                                       2,485,975
                                                                     -----------
         CONSUMER PRODUCTS--8.1%
     500 American Brands, Inc. ...................................        22,312
     100 American Home Products Corp. ............................         9,700
  11,700 Coca-Cola Company........................................       868,725
     700 General Electric Co. ....................................        50,400
  15,900 General Motors Corp. ....................................       840,712
     400 Maytag Corp. ............................................         8,100
   7,200 Nestle SA (Switzerland) (ADR)(d).........................       399,217
     600 Philip Morris Cos., Inc. ................................        54,300
   6,100 The Gillette Co. ........................................       317,963
   8,000 The Seagram Co., Ltd. ...................................       277,000
                                                                     -----------
                                                                       2,848,429
                                                                     -----------
         ENERGY--4.5%
  10,000 Amerada Hess Corp. ......................................       530,000
     200 Amoco Corp. .............................................        14,375
     300 Atlantic Richfield Co. ..................................        33,225
  12,100 Burlington Resources, Inc. ..............................       474,925
     900 Chevron Corp. ...........................................        47,250
   6,200 Energy Venture, Inc.(c)..................................       156,550
   1,400 Exxon Corp. .............................................       112,175
     100 Mobil Corp. .............................................        11,200
   2,600 Schlumberger, Ltd. ......................................       180,050
     200 Sonat, Inc. .............................................         7,125
                                                                     -----------
                                                                       1,566,875
                                                                     -----------
         ENTERTAINMENT--0.7%
   3,900 The Walt Disney Company..................................       230,100
                                                                     -----------
         FINANCIAL SERVICES--11.4%
  27,100 American Express Co. ....................................     1,121,262
   2,800 Dean Witter, Discover & Co. .............................       131,600

 SHARES                                                               VALUE (a)
   9,000 Donaldson Lufkin & Jenrette, Inc.........................   $   281,250
   2,500 Federal Home Loan Mortgage Corporation...................       208,750
   8,400 J.P. Morgan & Co., Inc. .................................       674,100
  10,200 Morgan Stanley Group, Inc. ..............................       822,375
  15,700 SunAmerica, Inc. ........................................       745,750
                                                                     -----------
                                                                       3,985,087
                                                                     -----------
         FOOD--2.7%
  15,300 McDonalds Corp. .........................................       690,413
   9,600 Tyson Foods Inc. (Del.)..................................       250,800
                                                                     -----------
                                                                         941,213
                                                                     -----------
         INSURANCE--20.3%
  19,181 Allstate Corp. ..........................................       788,819
   4,300 Americal International Group, Inc. ......................       397,750
   9,000 Chubb Corp. .............................................       870,750
  36,700 Equitable Companies, Inc. ...............................       880,800
   5,700 General Re Corp. ........................................       883,500
   9,600 NAC Re Corp. ............................................       345,600
   4,300 National Re Holdings Corp. ..............................       163,400
   8,000 Progressive Corp. (Ohio).................................       391,000
   3,800 Transatlantic Holdings Inc. .............................       278,825
      60 Transport Holdings, Inc., Class A........................         2,445
  16,700 The Travelers Group, Inc. ...............................     1,050,013
  15,200 20th Century Industries, Inc. ...........................       302,100
   8,900 W.R. Berkley Corp. ......................................       478,375
   5,300 UNUM Corp. ..............................................       291,500
                                                                     -----------
                                                                       7,124,877
                                                                     -----------
         INTERNATIONAL--0.7%
  17,700 Morgan Stanley Asia Pacific Fund, Inc. ..................       236,738
                                                                     -----------
         METALS AND MINERALS--0.3%
     800 Alumax, Inc. ............................................        24,500
   1,200 Reynolds Metals Co. .....................................        67,950
                                                                     -----------
                                                                          92,450
                                                                     -----------
         NEWSPAPER, TELEVISION AND RADIO--4.5%
  10,900 Gannet Co., Inc..........................................       668,987
  31,300 News Corp. Ltd. (Australia) ADR(d).......................       602,525
   5,200 Tribune Co...............................................       317,850
                                                                     -----------
                                                                       1,589,362
                                                                     -----------
         PAPER--3.6%
  18,900 Fort Howard Corp.(c).....................................       425,250
     200 International Paper Co...................................         7,575
  12,500 Jefferson Smurfit Corp.(c)...............................       118,750
   4,400 Mead Corp. ..............................................       229,900
  10,400 Union Camp Corp. ........................................       495,300
                                                                     -----------
                                                                       1,276,775
                                                                     -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(VENTURE VALUE SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                            VALUE (A)
         PHARMACEUTICAL AND HEALTH CARE--3.2%
     100 Bristol-Myers Squibb Co. .............................   $     8,588
   3,300 Johnson & Johnson.....................................       282,562
   2,300 Merck & Co., Inc. ....................................       151,225
  10,700 Pfizer, Inc. .........................................       674,100
                                                                  -----------
                                                                    1,116,475
                                                                  -----------
         PHOTOGRAPHIC--1.1%
   5,600 Eastman Kodak Co. ....................................       375,200
                                                                  -----------
         REAL ESTATE--3.4%
   5,500 Federal Realty Investment Trust.......................       125,125
  37,700 Host Marriott Corp.(c)................................       499,525
   1,200 Kimco Realty Corp.....................................        32,700
   3,200 Mid-Atlantic Realty Trust.............................        27,600
   3,500 Saul Centers, Inc.....................................        47,688
   6,000 United Dominion Realty Trust, Inc. ...................        90,000
   8,600 Vornado Realty Trust..................................       322,500
   1,700 Weingarten Realty, Inc................ ...............        64,600
                                                                  -----------
                                                                    1,209,738
                                                                  -----------
         RETAIL--2.1%
  15,100 Federated Department Stores, Inc.(c)..................       415,250
   7,400 Harcourt General, Inc.................................       309,875
                                                                  -----------
                                                                      725,125
                                                                  -----------
         TELECOMMUNICATIONS--2.4%
  12,700 Airtouch Communications(c)............................       358,775
   1,700 AT & T Corp...........................................       110,075
   2,600 Cellular Communications, Inc.(c)......................       129,350
   8,800 MCI Communications Corp. .............................       229,900
     200 SBC Communications, Inc. .............................        11,500
                                                                  -----------
                                                                      839,600
                                                                  -----------
         TIMBER PRODUCTS--0.6%
   5,300 Weyerhaeuser Co. .....................................       229,225
                                                                  -----------
         TRANSPORTATION--1.1%
   4,600 Illinois Central Corp. ...............................       176,525
   3,400 Union Pacific Corp. ..................................       224,400
                                                                  -----------
                                                                      400,925
                                                                  -----------
         UTILITIES--0.1%
     100 Carolina Power & Light................................         3,450
     200 Duke Power Co. .......................................         9,475
     100 San Diego Gas & Electric Co. .........................         2,375
     200 SCEcorp. .............................................         3,550
     100 Wisconsin Energy Corp. ...............................         3,063
                                                                  -----------
                                                                       21,913
                                                                  -----------
         Total Common Stocks
          (Identified Cost $27,202,197)........................    30,988,056
                                                                  -----------


PREFERRED STOCKS--2.3%

   SHARES                                                           VALUE (A)
        900 Banc One Corp., $3.50,
             Ser. C Conv. Pfd...................................   $    59,063
      4,100 Citicorp, $5.375, Ser. 13 Conv. Pfd.................       752,862
                                                                   -----------
            Total Preferred Stocks
             (Identified Cost $654,977).........................       811,925
                                                                   -----------

SHORT-TERM INVESTMENT--9.3%

    FACE
   AMOUNT                                                           VALUE (A)
 $3,255,000 Federal Home Loan Mortgage Association Discount
             Note, 5.500%, 1/02/96..............................     3,254,503
                                                                   -----------
            Total Short-Term Investment
             (Identified Cost $3,254,503).......................     3,254,503
                                                                   -----------
            Total Investments--100.0%
             (Identified Cost $31,111,677)(b)...................    35,054,484
            Cash and Receivables................................       186,716
            Liabilities.........................................      (196,233)
                                                                   -----------
            TOTAL NET ASSETS--100%..............................   $35,044,967
                                                                   ===========
(a) See Note 1A.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost of $31,114,217 for federal income tax purposes was as follows:
            Aggregate gross unrealized appreciation for all
             investments in which there is an excess of value
             over tax cost......................................   $ 4,206,324
            Aggregate gross unrealized depreciation for all
             investments in which there is an excess of tax cost
             over value.........................................      (266,057)
                                                                   -----------
            Net unrealized appreciation.........................   $ 3,940,267
                                                                   ===========

(c) Non-income producing security.
(d) An American Depository Receipt (ADR) is a certificate issued by U.S. bank representing the right to receive securities of the foreign issuer described. The values of ADRs are significantly influenced by trading on exchanges not not located in the United States or Canada.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(VENTURE VALUE SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value.....................................           $35,054,484
 Cash.....................................................                 6,174
 Receivable for:
 Fund shares sold.........................................               116,545
 Dividends and interest...................................                54,906
 Foreign taxes............................................                   137
 Due from advisor.........................................                 1,249
 Unamortized organization expense.........................                 7,705
                                                                     -----------
                                                                      35,241,200
LIABILITIES
 Payable for:
 Securities purchased.....................................  $142,266
 Fund shares redeemed.....................................     7,525
 Dividends declared.......................................       178
 Accrued expenses:
 Management fees..........................................    12,762
 Other expenses...........................................    33,502
                                                            --------
                                                                         196,233
                                                                     -----------
                                                                     $35,044,967
                                                                     ===========
NET ASSETS
 Net Assets consist of:
 Capital paid in..........................................           $31,014,881
 Undistributed net investment income......................                 3,911
 Accumulated net realized gains...........................                83,368
 Unrealized appreciation on investments...................             3,942,807
                                                                     -----------
NET ASSETS................................................           $35,044,967
                                                                     ===========
Computation of offering price:
Net asset value and redemption price per share
 ($35,044,967 divided by 2,674,422 shares of beneficial
 interest)................................................           $     13.10
                                                                     ===========
Identified cost of investments............................           $31,111,677
                                                                     ===========


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Dividends.............................................            $  300,211(a)
 Interest..............................................               104,200
                                                                   ----------
                                                                      404,411
EXPENSES
 Management fees.......................................  $131,969
 Trustees' fees and expenses...........................    15,050
 Custodian.............................................    79,272
 Audit and tax services................................    19,800
 Legal.................................................    10,821
 Printing..............................................     5,529
 Registration..........................................         7
 Insurance.............................................       166
 Amortization of organization expense..................     2,347
 Miscellaneous.........................................     2,372
                                                         --------
  Total expenses.......................................   267,333
  Less expenses assumed by the investment adviser......  (108,971)    158,362
                                                         --------  ----------
NET INVESTMENT INCOME..................................               246,049
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
 Realized gain on Investments--net.....................               600,646
 Unrealized appreciation on Investments--net...........             3,966,150
                                                                   ----------
Net gain on investment transactions....................             4,566,796
                                                                   ----------
NET INCREASE IN NET ASSETS FROM OPERATIONS.............            $4,812,845
                                                                   ==========

(a) Net of foreign taxes of: $1,574

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(VENTURE VALUE SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                 FOR THE PERIOD
                                              OCTOBER 31, 1994 (a)
                                                    THROUGH         YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                              -------------------- ------------
FROM OPERATIONS
 Net investment income......................      $     8,452      $   246,049
 Net realized gain on investments...........                0          600,646
 Unrealized appreciation (depreciation) on
  investments...............................          (23,343)       3,966,150
                                                  -----------      -----------
 INCREASE (DECREASE) IN NET ASSETS FROM OP-
  ERATIONS..................................          (14,891)       4,812,845
                                                  -----------      -----------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income......................           (8,452)        (244,485)
 In excess of net investment income.........           (1,456)               0
 Net realized gain on investments...........                0         (517,278)
                                                  -----------      -----------
                                                       (9,908)        (761,763)
                                                  -----------      -----------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares...............        3,821,298       31,372,928
 Net asset value of shares issued in connec-
  tion with the reinvestment of:
 Distributions from net investment income...            9,908          244,485
 Distributions from net realized gain.......                0          517,278
                                                  -----------      -----------
                                                    3,831,206       32,134,691
 Cost of shares redeemed....................       (1,434,963)      (4,512,250)
                                                  -----------      -----------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL
  SHARE TRANSACTIONS........................        2,396,243       27,622,441
                                                  -----------      -----------
 TOTAL INCREASE IN NET ASSETS...............        2,371,444       31,673,523
NET ASSETS
 Beginning of the year......................        1,000,000        3,371,444
                                                  -----------      -----------
 End of the year............................      $ 3,371,444      $35,044,967
                                                  ===========      ===========
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year......................      $         0      $         0
                                                  ===========      ===========
 End of the year............................      $         0      $     3,911
                                                  ===========      ===========
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares.............          397,102        2,627,688
 Issued in connection with the reinvestment
  of:
 Distributions from net investment income...            1,030           18,850
 Distributions from net realized gain.......                0           39,883
                                                  -----------      -----------
                                                      398,132        2,686,421
 Redeemed...................................         (147,540)        (362,591)
                                                  -----------      -----------
 Net change.................................          250,592        2,323,830
                                                  ===========      ===========
(a) Commencement of Operations

FINANCIAL HIGHLIGHTS
                                               OCTOBER 31, 1994*
                                                    THROUGH         YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                              -------------------- ------------
Net Asset Value, Beginning of Year..........      $     10.00      $      9.62
                                                  -----------      -----------
Income From Investment Operations
 Net Investment Income......................             0.03             0.10
 Net Realized and Unrealized Gain (Loss) on
  Investments...............................            (0.38)            3.68
                                                  -----------      -----------
 Total From Investment Operations...........            (0.35)            3.78
                                                  -----------      -----------
Less Distributions
 Distributions From Net Investment Income...            (0.03)           (0.10)
 Distributions From Net Realized Capital
  Gains.....................................             0.00            (0.20)
                                                  -----------      -----------
 Total Distributions........................            (0.03)           (0.30)
                                                  -----------      -----------
Net Asset Value, End of Year................      $      9.62      $     13.10
                                                  ===========      ===========
TOTAL RETURN (%)............................            (3.50)***        39.28
Ratio of Operating Expenses to Average Net
 Assets (%).................................             0.90 **          0.90
Ratio of Net Investment Income to Average
 Net Assets (%).............................             2.54 **          1.39
Portfolio Turnover Rate (%).................                1 **            20
Net Assets, End of Year (000)...............      $     3,371      $    35,045
The ratios of expenses to average net assets
 without giving effect to the voluntary
 expense limitations described in Note 4 to
 the Financial Statements would have been
 (%)........................................             3.97 **          1.51

  * Commencement of operations.
 ** Computed on an annualized basis.
*** Not computed on an annualized basis.

                See accompanying notes to financial statements.

ZENITH WESTPEAK VALUE GROWTH SERIES
PORTFOLIO MANAGERS: GERALD H. SCRIVER AND PHILIP J. COOPER; WESTPEAK INVESTMENT ADVISORS, L.P.

                                        MARKET REVIEW

 Photo Gerald    Photo Philip J. Cooper  The stock market delighted investors
  H. Scriver                           with red-hot performance in 1995. The
                                       Dow Jones Industrial Average broke two
                                       historic milestones, charging through
                                       the 4,000 and 5,000 marks, and ended
                                       the year with the fourth best result
                                       in the post World War II era. Not
                                       surprisingly, it was also a banner
                                       year for stock mutual funds, which
                                       posted one of their strongest years on
                                       record.

  For the fiscal year ended December 31, 1995, Westpeak Value Growth Series' total return was 36.46%. At the same time, the average return for all growth and income funds underlying variable insurance products tracked by Lipper Analytical Services was 32.37%. The Series outperformed the Dow Jones Industrial Average and the S&P 500/1//9/ which posted 33.45% and 37.44%, respectively. [Source, WSJ, Mutual Funds Quarterly Review, January 5, 1995.] Our performance places your fund 6th out of 64 in its peer group.

  In May, we added more technology stocks in the portfolio, benefiting the Series handsomely. However, by September we felt that technology stocks were getting overvalued, so we started cutting back our exposure in that sector. We ended up somewhat underweighted in technology at the end of the year. Our timely movement away from the technology area significantly boosted your Series' performance. The Series was actually up 3.88% in the fourth quarter, while many other funds were down.

  It's important to point out that we never overweighted the technology sector to the extent that many funds did to reach 30% or 40% of assets. Such huge bets carry too much potential volatility and are not consistent with our philosophy of controlling risk.

  Toward the end of the year we began moving away from growth stocks, because we believed they were overpriced. We've been shifting toward value stocks, including telephone stocks like Bell South, SBC Communications (formerly Southwest Bell) and Ameritech. Three of our top five positions were in telephone stocks, where we can obtain higher dividend yields and lower price-earnings ratios. We also bought some electric utilities and oil stocks. Our largest position at year-end was Exxon, a value stock with a low price-earnings ratio and a high dividend yield. In the current sluggish economic environment, where corporate profit growth is less certain, companies such as Exxon are good prospects because they have learned through relentless cost cutting how to prosper without price increases. Telephone and electric utilities have also benefited from belt-tightening and restructuring.

  One of the sectors that we've liked throughout the past year has been banks, where we expect benefits to come via mergers and acquisitions, and fiscal streamlining. Banks, of course, have also benefited from lower interest rates. Our three largest bank holdings at year-end were Citicorp, Bank of Boston and Bank of New York. These are high quality banks and, we believe, solid value stocks.

OUTLOOK AND STRATEGY

  We don't expect the market's pace to continue in view of increasing signs of economic weakness and growing worries over corporate earnings. We expect that the Federal Reserve Board will come through with another easing of short-term interest rates, but that may not be enough to stave off a stock market correction.

  With that in mind, we are positioning the portfolio more conservatively for the first quarter of 1996, emphasizing value. Experience has shown that value stocks tend to outperform growth stocks in uncertain environments, just as growth stocks outperform their value counterparts during periods of stock market strength. Longer term, we believe that the fundamentals are favorable for the stock market, and your Series is well positioned to benefit from the opportunities ahead.

                                              FUND FACTS

                                              GOAL: long-term total return
                                              through investment in equity
                                              securities.

                                              START DATE: April 30, 1993

                                              SIZE: $48.1 million as of
                                              December 31, 1995

                                              MANAGERS: Gerald Scriver and
                                              Philip Cooper. Mr. Scriver and
                                              Mr. Cooper have managed the Fund
                                              from its inception in 1993; they
                                              also have managed Westpeak Stock
                                              Index Series since August 1993
                                              and New England Growth
                                              Opportunities Fund since May 1,
                                              1995. Mr. Scriver founded
                                              Westpeak in May 1991 and Mr.
                                              Cooper joined Westpeak in
                                              December 1991.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Westpeak         Lipper Variable Growth
              Value Growth     and Income Fund Average

1995             36.46%               32.37%

Since
Inception        17.55%                 --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index


                                Westpeak
                              Value Growth     S&P 500(19)
                             ---------------   -----------
4/30/93                      $10,000           $10,000
   1993                      $11,424           $10,819
   1994                      $11,286           $10,966
   1995                      $15,402           $15,072

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(WESTPEAK VALUE GROWTH SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--95.5% OF TOTAL NET ASSETS

 SHARES                                                               VALUE (a)
         AEROSPACE--2.2%
   6,200 Lockheed Martin Corp. ...................................   $   489,800
   6,200 McDonnell Douglas Corp. .................................       570,400
                                                                     -----------
                                                                       1,060,200
                                                                     -----------
         AGRICULTURE & FOOD--4.7%
   4,600 CPC International, Inc. .................................       315,675
  13,900 IBP, Inc. ...............................................       701,950
  17,000 Pioneer Hi Bred, Inc. ...................................       945,625
   2,200 Unilever NV..............................................       309,650
                                                                     -----------
                                                                       2,272,900
                                                                     -----------
         AIRLINES--1.4%
   6,900 AMR Corp. (c)............................................       512,325
   2,800 Northwest Airlines Corp. ................................       142,800
                                                                     -----------
                                                                         655,125
                                                                     -----------
         ALUMINUM--1.7%
  15,600 Aluminium Company of America.............................       824,850
                                                                     -----------
         APPAREL--1.1%
   7,600 Nike, Inc. ..............................................       529,150
                                                                     -----------
         BANKS--5.7%
   5,900 Bank of Boston Corp. ....................................       272,875
  17,000 Bank of New York, Inc. ..................................       828,750
   7,000 Citicorp.................................................       470,750
   9,100 NationsBank Corp. .......................................       633,588
   1,300 Suntrust Banks, Inc. ....................................        89,050
   8,000 Union Bank of San Francisco..............................       434,000
                                                                     -----------
                                                                       2,729,013
                                                                     -----------
         BEVERAGE--2.6%
  17,000 Coca Cola Co. ...........................................     1,262,250
                                                                     -----------
         BUSINESS MACHINES--2.8%
   8,200 Dell Computer Corp. .....................................       283,925
   7,600 Hewlett Packard Co. .....................................       636,500
   7,400 Seagate Technology.......................................       351,500
   1,400 Sun Microsystems, Inc. (c)...............................        63,875
                                                                     -----------
                                                                       1,335,800
                                                                     -----------
         CHEMICALS--1.6%
  14,400 Cabot Corp. .............................................       775,800
                                                                     -----------
         COSMETICS--3.4%
  16,700 Johnson & Johnson........................................     1,429,939
   2,700 Procter & Gamble Co. ....................................       224,100
                                                                     -----------
                                                                       1,654,039
                                                                     -----------
         DRUGS--6.3%
   6,200 Amgen, Inc. (c)..........................................       368,125
   8,800 Lilly & Eli and Co. .....................................       495,000
  27,600 Merck & Company, Inc. ...................................     1,814,700
   6,500 Schering Plough Corp. ...................................       355,875
                                                                     -----------
                                                                       3,033,700
                                                                     -----------

 SHARES                                                               VALUE (a)
        ELECTRIC UTILITIES--5.3%
  3,500 Central and Southwest Corp. ..............................   $    97,563
 15,200 Consolidated Edison Co. of New York.......................       486,400
 13,000 Houston Industries, Inc. .................................       315,250
 32,400 Pacific Gas and Electric Co. .............................       919,350
  5,800 Southern Co. .............................................       142,825
 18,400 Unicom Corp. .............................................       602,600
                                                                     -----------
                                                                       2,563,988
                                                                     -----------
        ELECTRONICS--2.4%
  5,800 Intel Corp. ..............................................       329,150
 11,800 Raytheon Co. .............................................       557,550
    900 U.S. Robotics Corp. ......................................        78,975
  6,510 Vishay Intertechnology, Inc. .............................       205,065
                                                                     -----------
                                                                       1,170,740
                                                                     -----------
        FINANCIAL-SERVICES--3.1%
  6,500 Beneficial Corp. .........................................       303,062
  2,700 Household International, Inc. ............................       159,637
  3,000 Merrill Lynch & Co. ......................................       153,000
  5,700 Student Loan Marketing Association........................       375,488
  7,900 Travelers Group, Inc. ....................................       496,712
                                                                     -----------
                                                                       1,487,899
                                                                     -----------
        GAS UTILITIES--1.6%
 19,900 Oneok.....................................................       455,213
 10,900 Pacific Enterprises.......................................       307,925
                                                                     -----------
                                                                         763,138
                                                                     -----------
        GOLD--0.1%
  1,400 Newmont Gold Co. .........................................        61,250
                                                                     -----------
        HEALTHCARE--4.5%
 19,700 Abbott Labs...............................................       822,475
  6,600 Boston Scientific Group...................................       323,400
 18,000 Medtronic, Inc. ..........................................     1,005,750
                                                                     -----------
                                                                       2,151,625
                                                                     -----------
        HOTEL & RESTAURANT--0.3%
  3,000 McDonalds Corp. ..........................................       135,375
                                                                     -----------
        INSURANCE--LIFE--0.3%
  3,900 Protective Life Corp. ....................................       121,875
                                                                     -----------
        INSURANCE--OTHER--5.5%
 12,000 American International Group, Inc. .......................     1,110,000
  3,300 Cigna Corp. ..............................................       340,725
    700 General Realty Corp. .....................................       108,500
 13,000 Loews Corp. ..............................................     1,018,875
    900 MGIC Investment Corp. ....................................        48,825
                                                                     -----------
                                                                       2,626,925
                                                                     -----------
        INTERNATIONAL OIL--5.2%
  3,600 Chevron Corp. ............................................       189,000
 17,600 Exxon Corp. ..............................................     1,410,200
  8,100 Mobil Corp. ..............................................       907,200
                                                                     -----------
                                                                       2,506,400
                                                                     -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK VALUE GROWTH SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
        MEDIA--2.1%
 22,500 Clear Channel Communications..............................   $   992,812
                                                                     -----------
        MORTGAGE--0.5%
    500 Federal Home Loan Mortgage Corp. .........................        41,750
  7,200 Green Tree Financial Corp. ...............................       189,900
                                                                     -----------
                                                                         231,650
                                                                     -----------
        MOTOR VEHICLES--1.1%
 19,000 Ford Motor Co. ...........................................       551,000
                                                                     -----------
        OIL REFINEMENT/DISTRIBUTION--5.0%
 14,600 Amoco Corp. ..............................................     1,049,375
  9,600 Royal Dutch Petroleum Co. ................................     1,354,800
                                                                     -----------
                                                                       2,404,175
                                                                     -----------
        OIL SERVICE--0.3%
  2,800 Halliburton Co. ..........................................       141,750
                                                                     -----------
        PAPER--0.9%
  8,900 Champion International Corp. .............................       373,800
    800 Consolidated Papers.......................................        44,900
                                                                     -----------
                                                                         418,700
                                                                     -----------
        PHOTOGRAPHY--0.8%
  6,100 Eastman Kodak.............................................       408,700
                                                                     -----------
        PRODUCER OF GOODS--2.4%
  4,400 Applied Materials, Inc.(c)................................       173,250
  1,900 Danaher Corp. ............................................        60,325
  2,600 Dover Corp. ..............................................        95,875
  7,300 Harsco Corp. .............................................       424,312
  5,200 Illinois Tool Works, Inc. ................................       306,800
  2,800 Parker-Hannifin Corp. ....................................        95,900
                                                                     -----------
                                                                       1,156,462
                                                                     -----------
        PUBLISHING--0.3%
  3,700 Reynolds & Reynolds.......................................       143,837
                                                                     -----------
        RAILROAD--2.8%
  8,900 Burlington Northern, Inc. ................................       694,200
 14,400 CSX Corp. ................................................       657,000
                                                                     -----------
                                                                       1,351,200
                                                                     -----------
        RETAIL--3.4%
  4,800 Barnes & Noble, Inc. .....................................       139,200
  8,100 Eckerd Jack Corp. Del.....................................       361,462
  2,100 Micro Warehouse, Inc. ....................................        90,825
 26,700 Sears Roebuck and Co. ....................................     1,041,300
                                                                     -----------
                                                                       1,632,787
                                                                     -----------

   SHARES                                                           VALUE (a)
            SOAPS--1.0%
      9,900 Premark International, Inc. ........................   $   501,188
                                                                   -----------
            TELEPHONE--11.6%
     22,000 Ameritech Corp. ....................................     1,298,000
      5,600 Bell Atlantic Corp. ................................       374,500
     32,600 Bell South Corp. ...................................     1,418,100
     27,500 Cincinnati Bell, Inc. ..............................       955,625
     20,500 SBC Communications, Inc. ...........................     1,178,750
      9,600 Sprint Corp. .......................................       382,800
                                                                   -----------
                                                                     5,607,775
                                                                   -----------
            THRIFT--0.6%
      7,200 Standard Federal Bancorporation.....................       283,500
                                                                   -----------
            TOBACCO--0.9%
      4,800 Phillip Morris Companies, Inc. .....................       434,400
                                                                   -----------
            Total Common Stocks
             (Identified Cost $38,331,094)......................    45,981,978
                                                                   -----------

SHORT-TERM INVESTMENTS--4.8%

    FACE
   AMOUNT                                                           VALUE (a)
 $2,304,000 Repurchase agreement with State Street Bank & Trust
             Company dated 12/29/95 at 5% to be repurchased at
             $2,305,280 on 1/2/96. Collaterized by $2,015,000
             U.S. Treasury Notes 8.75% due 8/15/00 with a value
             of $2,352,498......................................     2,304,000
                                                                   -----------
            Total Short-Term Investments
             (Identified Cost $2,304,000).......................     2,304,000
                                                                   -----------
            Total Investments--100.3%
             (Identified Cost $40,635,094)(b)...................    48,285,978
            Cash and Receivables................................       173,840
            Liabilities.........................................      (330,781)
                                                                   -----------
            TOTAL NET ASSETS--100%..............................   $48,129,037
                                                                   ===========
(a) See Note 1A.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost of $40,635,910 for federal income tax purposes was as follows:
            Aggregate gross unrealized appreciation for all
             investments in which there is an excess of value
             over tax cost......................................   $ 7,954,474
            Aggregate gross unrealized depreciation for all
             investments in which there is an excess of tax cost
             over value.........................................      (304,406)
                                                                   -----------
            Net unrealized appreciation.........................   $ 7,650,068
                                                                   ===========

(c) Non-income producing security.
(d) An American Depository Receipt (ADR) is a certificate issued by a U.S. Bank representing the right to receive securities of the foreign issuer described. The values of ADR's are significantly influenced by trading on exchanges not located in the United States or Canada.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK VALUE GROWTH SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value.....................................           $48,285,978
 Cash.....................................................                   751
 Receivable for:
 Fund shares sold.........................................                80,096
 Dividends and interest...................................                92,993
                                                                     -----------
                                                                      48,459,818
LIABILITIES
 Payable for:
 Securities purchased.....................................  $258,121
 Fund shares redeemed.....................................    11,565
 Accrued expenses:
 Management fees..........................................    19,720
 Deferred trustees' fees..................................       655
 Other expenses...........................................    40,720
                                                            --------
                                                                         330,781
                                                                     -----------
                                                                     $48,129,037
                                                                     ===========
NET ASSETS
 Net Assets consist of:
 Capital paid in..........................................           $39,982,393
 Undistributed net investment income......................                13,865
 Accumulated net realized gains...........................               481,895
 Unrealized appreciation on investments...................             7,650,884
                                                                     -----------
NET ASSETS................................................           $48,129,037
                                                                     ===========
Computation of offering price:
Net asset value and redemption price per share
 ($48,129,037 divided by 340,603 shares of beneficial
 interest)................................................           $    141.31
                                                                     ===========
Identified cost of investments............................           $40,635,094
                                                                     ===========


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Dividends............................................            $   764,562(a)
 Interest.............................................                 93,774
                                                                  -----------
                                                                      858,336
EXPENSES
 Management fees......................................  $242,628
 Trustees' fees and expenses..........................    15,270
 Custodian............................................    59,894
 Audit and tax services...............................    11,400
 Legal................................................    10,326
 Printing.............................................    23,326
 Registration.........................................         7
 Miscellaneous........................................     5,506
                                                        --------
  Total expenses......................................   368,357
  Less expenses assumed by the investment adviser.....   (73,738)     294,619
                                                        --------  -----------
NET INVESTMENT INCOME.................................                563,717
REALIZED AND UNREALIZED GAIN ON INVESTMENTS,
 Realized gain on investments--net....................              2,941,365
 Unrealized appreciation on investments--net..........              6,907,865
                                                                  -----------
Net gain on investment transactions...................              9,849,230
                                                                  -----------
NET INCREASE IN NET ASSETS FROM OPERATIONS............            $10,412,947
                                                                  ===========

(a) Net of foreign taxes of $4,644

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK VALUE GROWTH SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                       YEAR ENDED    YEAR ENDED
                                                      DECEMBER 31,  DECEMBER 31,
                                                          1994          1995
                                                      ------------  ------------
FROM OPERATIONS
 Net investment income..............................  $   387,990   $   563,717
 Net realized gain (loss) on investments............     (633,620)    2,941,365
 Unrealized appreciation on investments.............      298,917     6,907,865
                                                      -----------   -----------
 INCREASE IN NET ASSETS FROM OPERATIONS.............       53,287    10,412,947
                                                      -----------   -----------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income..............................     (387,990)     (549,852)
 Paid in capital....................................       (9,110)            0
 Net realized gain on investments...................            0    (1,825,459)
                                                      -----------   -----------
                                                         (397,100)   (2,375,311)
                                                      -----------   -----------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares.......................   23,191,269    22,945,280
 Net asset value of shares issued in connection with
  the reinvestment of:
 Distributions from net investment income...........      387,990       549,852
 Distributions from paid in capital.................        9,110
 Distributions from net realized gain...............            0     1,825,459
                                                      -----------   -----------
                                                       23,588,369    25,320,591
 Cost of shares redeemed............................   (9,392,660)   (8,163,352)
                                                      -----------   -----------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL SHARE
  TRANSACTIONS......................................   14,195,709    17,157,239
                                                      -----------   -----------
 TOTAL INCREASE IN NET ASSETS.......................   13,851,696    25,194,875
NET ASSETS
 Beginning of the year..............................    9,082,266    22,934,162
                                                      -----------   -----------
 End of the year....................................  $22,934,162   $48,129,037
                                                      ===========   ===========
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year..............................  $      (315)  $         0
                                                      ===========   ===========
 End of the year....................................  $         0   $    13,865
                                                      ===========   ===========
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares.....................      212,075       175,593
 Issued in connection with the reinvestment of:
 Distributions from net investment income...........        3,558         3,932
 Distributions from paid in capital.................           73             0
 Distributions from net realized gain...............            0        13,054
                                                      -----------   -----------
                                                          215,706       192,579
 Redeemed...........................................      (88,227)      (62,314)
                                                      -----------   -----------
 Net change.........................................      129,479       130,265
                                                      ===========   ===========

FINANCIAL HIGHLIGHTS

                                       APRIL 30, 1993*
                                           THROUGH      YEAR ENDED   YEAR ENDED
                                        DECEMBER 31,   DECEMBER 31, DECEMBER 31,
                                            1993           1994         1995
                                       --------------- ------------ ------------
Net Asset Value, Beginning of Year...      $100.00       $112.32      $109.03
                                           -------       -------      -------
Income From Investment Operations
 Net Investment Income...............         0.92          1.90         1.77
 Net Realized and Unrealized Gain
  (Loss) on Investments..............        13.33         (3.25)       37.91
                                           -------       -------      -------
 Total From Investment Operations....        14.25         (1.35)       39.68
                                           -------       -------      -------
Less Distributions
 Distributions From Net Investment
  Income.............................        (0.92)        (1.92)       (1.71)
 Distributions From Net Realized Cap-
  ital Gains.........................        (1.00)         0.00        (5.69)
 Distributions In Excess of Net Real-
  ized Capital Gains.................        (0.01)         0.00         0.00
 Distributions From Paid-in Capital..         0.00         (0.02)        0.00
                                           -------       -------      -------
 Total Distributions.................        (1.93)        (1.94)       (7.40)
                                           -------       -------      -------
Net Asset Value, End of Year.........      $112.32       $109.03      $141.31
                                           =======       =======      =======
TOTAL RETURN (%).....................        14.24***      (1.21)       36.46
Ratio of Operating Expenses to Aver-
 age Net Assets (%)..................         0.85**        0.85         0.85
Ratio of Net Investment Income to Av-
 erage Net Assets (%)................         2.16**        2.30         1.63
Portfolio Turnover Rate (%)..........           49**         133           92
Net Assets, End of Year (000)........      $ 9,082       $22,934      $48,129
The ratios of expenses to average net
 assets without giving effect to the
 voluntary expense limitations
 described in Note 4 to the Financial
 Statements would have been (%)......         0.94**        0.86         1.06

  * Commencement of operations.
 ** Computed on an annualized basis.
*** Not computed on an annualized basis.

                See accompanying notes to financial statements.

ZENITH WESTPEAK STOCK INDEX SERIES
PORTFOLIO MANAGERS: GERALD H. SCRIVER AND PHILIP J. COOPER; WESTPEAK INVESTMENT ADVISORS, L.P.

                                        MARKET REVIEW

 Photo Gerald    Photo Philip J. Cooper
  H. Scriver                             The Westpeak Stock Index Series
                                       returned 36.88% compared to the 37.44%
                                       posted by the S&P 500 Index/1//9/, for
                                       the twelve months ended December 31,
                                       1995.

                                         The Series is managed so as to track
                                       the performance of the S&P 500
                                       Index/1//9/. Westpeak's approach is to
                                       seek to emulate the S&P 500 Index by
                                       owning a majority of the
stocks in the Index in the same proportion as the Index. This process minimizes the tracking error (the difference between the performance of the Series and the Index). For example, during the third quarter of 1995, the Series returned 5.80% at net asset value while the S&P 500 Index returned 6.03%.

OUTLOOK AND STRATEGY

  The stock market has flourished in a climate of moderate growth, falling inflationary expectations and declining interest rates. However, this favorable set of circumstances could change during the next three to six months. We believe investors will be forced to reassess overly optimistic expectations about lower short-term rates. We do not expect a major bear market, but risks are high enough to warrant a somewhat cautious view of the market.

                                             FUND FACTS
                                             GOAL: investment results that
                                             correspond to the composite
                                             price and yield performance of
                                             United States publicly traded
                                             common stocks.
                                             START DATE: May 1, 1987.
                                             SIZE: $58.7 million as of
                                             December 31, 1995.
                                             MANAGERS: Gerald Scriver and
                                             Philip Cooper. Mr. Scriver and
                                             Mr. Cooper have managed the
                                             Series since 1993; they have
                                             also managed the Westpeak Value
                                             Growth Series since August 1993
                                             and New England Growth
                                             Opportunities Fund since May
                                             1995. Mr. Scriver founded
                                             Westpeak in May 1991 and Mr.
                                             Cooper joined Westpeak in
                                             December 1991.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Westpeak         Lipper Variable
              Stock Index      S&P 500 Fund Index

1 year           36.88%              36.81%

5 years          16.28%              16.09%

Since
Inception        12.18%                --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index



                                Westpeak
                              Stock Index
                                Series         S&P 500(19)
                             ---------------   -----------
4/30/87                      $10,000           $10,000
   1987                      $ 8,780           $ 8,750
   1988                      $10,215           $10,194
   1989                      $13,294           $13,414
   1990                      $12,744           $12,995
   1991                      $16,614           $16,938
   1992                      $17,827           $18,227
   1993                      $19,560           $20,061
   1994                      $19,785           $20,334
   1995                      $27,082           $27,947

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(WESTPEAK STOCK INDEX SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--99.1% OF TOTAL NET ASSETS

 SHARES                                                               VALUE (a)
         AEROSPACE--2.2%
   3,100 Allied Signal, Inc. .....................................   $   147,250
   4,500 Boeing Co. ..............................................       352,687
     900 General Dynamics Corp. ..................................        53,213
   2,815 Lockheed Martin Corp. ...................................       222,385
   1,500 McDonnell Douglas Corp. .................................       138,000
     400 Northrop Grumman Corp. ..................................        25,600
   2,300 Rockwell International Corp. ............................       121,612
     900 Teledyne, Inc. ..........................................        23,062
   1,300 United Technologies Corp. ...............................       123,337
                                                                     -----------
                                                                       1,207,146
                                                                     -----------
         AGRICULTURE AND FOOD--3.1%
   6,596 Archer-Daniels-Midland Co. ..............................       118,728
   3,300 Campbell Soup Company....................................       198,000
   3,050 Conagra, Inc. ...........................................       125,812
   1,600 CPC International, Inc. .................................       109,800
   2,200 General Mills, Inc. .....................................       127,050
   4,800 H.J. Heinz Co. ..........................................       159,000
     700 Hershey Foods Corp. .....................................        45,500
   3,400 Kellogg Co. .............................................       262,650
     800 Pioneer Hi Bred International, Inc. .....................        44,500
   1,600 Quaker Oats Co. .........................................        55,200
   6,000 Sara Lee Corp. ..........................................       191,250
   2,200 Unilever N.V. ...........................................       309,650
   1,300 William Wrigley Jr. Co. .................................        68,250
                                                                     -----------
                                                                       1,815,390
                                                                     -----------
         AIR TRANSPORT--0.4%
     900 AMR Corp.(c).............................................        66,825
     900 Delta Airlines, Inc. ....................................        66,487
     700 Federal Express Corp.(c).................................        51,712
   1,600 Southwest Airlines Co. ..................................        37,200
     400 US Air Group, Inc.(c)....................................         5,300
                                                                     -----------
                                                                         227,524
                                                                     -----------
         ALUMINUM--0.4%
   2,400 Alcan Aluminum, Ltd. ....................................        74,700
   2,000 Aluminum Company of America..............................       105,750
     900 Reynolds Metals Co. .....................................        50,962
                                                                     -----------
                                                                         231,412
                                                                     -----------
         APPAREL--0.5%
     100 Brown Group, Inc. .......................................         1,425
     600 Liz Claiborne, Inc. .....................................        16,650
   2,400 Nike, Inc. ..............................................       167,100
   1,200 Reebok International Ltd. ...............................        33,900
     300 Russell Corp. ...........................................         8,325
     100 Springs Industries, Inc. ................................         4,137
     400 Stride Rite Corp. .......................................         3,000
   1,000 VF Corp. ................................................        52,750
                                                                     -----------
                                                                         287,287
                                                                     -----------

 SHARES                                                               VALUE (a)
         BANKS--6.5%
   4,978 Banc One Corp. ..........................................   $   187,920
   2,200 Bank of New York, Inc. ..................................       107,250
   1,800 Bank of Boston Corp. ....................................        83,250
   4,928 BankAmerica Corp. .......................................       319,088
     900 Bankers Trust New York Corp. ............................        59,850
   1,100 Barnett Banks of Florida, Inc. ..........................        64,900
   1,500 Boatmens Bancshares, Inc. ...............................        61,312
   2,200 Chase Manhattan Corp. ...................................       133,375
   3,282 Chemical Banking Corp. ..................................       192,817
   5,200 Citicorp(c)..............................................       349,700
   1,500 Comerica, Inc. ..........................................        60,187
   1,700 Core States Financial Corp. .............................        64,388
   1,700 First Bank Systems, Inc. ................................        84,362
   3,510 First Chicago Corp. .....................................       138,645
   1,000 First Fidelity Bancorporation............................        75,375
   1,100 First Interstate Bancorp.................................       150,150
   2,100 First U.N. Corp. ........................................       116,812
   4,462 Fleet Financial Group, Inc. .............................       181,827
   2,400 J.P. Morgan & Co., Inc. .................................       192,600
   3,100 Keycorp..................................................       112,375
   1,750 Mellon Bank Corp. .......................................        94,062
   1,800 National City Corp. .....................................        59,625
   3,816 Nationsbank Corp. .......................................       265,689
   3,700 Norwest Corp. ...........................................       122,100
   4,400 PNC Bank Corp. ..........................................       141,900
     700 Republic New York Corp. .................................        43,487
   1,100 Suntrust Banks, Inc. ....................................        75,350
   1,900 U.S. Bancorp.............................................        63,887
   1,900 Wachovia Corp. ..........................................        86,925
     600 Wells Fargo & Co. .......................................       129,600
                                                                     -----------
                                                                       3,818,808
                                                                     -----------
         BEVERAGES--3.1%
  16,100 Coca Cola Co. ...........................................     1,195,425
  10,100 PepsiCo, Inc. ...........................................       564,337
   1,300 Whitman Corp. ...........................................        30,225
                                                                     -----------
                                                                       1,789,987
                                                                     -----------
         BUSINESS MACHINES--4.0%
   1,400 Amdahl Corporation(c)....................................        11,900
   1,400 Apple Computer, Inc. ....................................        44,625
   1,000 Cabletron Systems, Inc.(c)...............................        81,000
   3,600 Cisco Systems, Inc. .....................................       268,650
   3,300 Compaq Computer Corp.(c).................................       158,400
     300 Cray Research, Inc.(c)...................................         7,425
     300 Data General Corp.(c)....................................         4,125
   1,800 Digital Equipment Corp.(c)...............................       115,425
   6,300 Hewlett-Packard Co. .....................................       527,625
   7,300 International Business Machines Corp. ...................       669,775
   1,700 Pitney Bowes, Inc. ......................................        79,900
   2,200 Silicon Graphics, Inc.(c)................................        60,500

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK STOCK INDEX SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
         BUSINESS MACHINES--(CONTINUED)
   2,300 Sun Microsystems, Inc.(c)................................   $   104,938
   1,800 Tandem Computers, Inc.(c)................................        19,125
   2,200 Unisystems, Corp.(c).....................................        12,375
   1,500 Xerox Corp. .............................................       205,500
                                                                     -----------
                                                                       2,371,288
                                                                     -----------
         CHEMICALS--3.1%
   1,000 Air Products and Chemicals, Inc. ........................        52,750
     900 Avery Dennison Corp. ....................................        45,113
     300 B.F. Goodrich Co. .......................................        20,437
   3,050 Dow Chemical Co. ........................................       214,644
   1,300 Eastman Chemical Co. ....................................        81,413
   7,000 E.I. Du Pont de Nemours & Co. ...........................       489,125
     300 FMC Corp.(c).............................................        20,288
     800 Great Lakes Chemical Corp. ..............................        57,600
   1,400 Hercules, Inc. ..........................................        78,925
   1,300 Monsanto Company.........................................       159,250
   2,100 Morton International, Inc. ..............................        75,337
   1,000 Nalco Chemical Co. ......................................        30,125
   3,300 Occidental Petroleum Corp. ..............................        70,537
   2,300 PPG Industries, Inc. ....................................       105,225
   2,000 Praxair, Inc. ...........................................        67,250
   1,000 Rohm & Haas Co. .........................................        64,375
   1,000 Sigma-Aldrich Corp. .....................................        49,500
   1,700 Union Carbide Corp. .....................................        63,750
   1,200 W.R. Grace & Co. ........................................        70,950
                                                                     -----------
                                                                       1,816,594
                                                                     -----------
         CONSTRUCTION--0.3%
     800 Armstrong World Industries, Inc. ........................        49,600
     700 Centex Corp. ............................................        24,325
     900 Fluor Corp. .............................................        59,400
     700 Sherwin Williams Co. ....................................        28,525
     100 Skyline Corp. ...........................................         2,075
     200 Zurn Industries, Inc. ...................................         4,275
                                                                     -----------
                                                                         168,200
                                                                     -----------
         CONSUMER DURABLES--0.3%
   1,000 Black & Decker Corp. ....................................        35,250
   2,000 Masco Corp. .............................................        62,750
     800 Maytag Corp. ............................................        16,200
   1,000 Whirlpool Corp. .........................................        53,250
                                                                     -----------
                                                                         167,450
                                                                     -----------
         CONTAINERS--0.2%
     200 Ball Corp. ..............................................         5,500
     400 Bemis, Inc. .............................................        10,250
   1,300 Crown Cork & Seal, Inc.(c)...............................        54,275
     900 Temple Inland, Inc. .....................................        39,713
                                                                     -----------
                                                                         109,738
                                                                     -----------

 SHARES                                                               VALUE (a)
         COSMETICS--2.6%
     200 Alberto Culver Co. ......................................   $     6,875
     800 Avon Products, Inc. .....................................        60,300
   8,100 Johnson & Johnson........................................       693,562
   9,060 Procter & Gamble Co. ....................................       751,980
                                                                     -----------
                                                                       1,512,717
                                                                     -----------
         DOMESTIC OIL RESERVES--0.8%
   2,000 Atlantic Richfield Co. ..................................       221,500
   1,600 Burlington Resources, Inc. ..............................        62,800
     700 Louisiana Land & Exploration.............................        30,013
     800 Pennzoil Company.........................................        33,800
   2,900 Phillips Petroleum Company...............................        98,962
   1,711 Santa Fe Energy Research, Inc.(c)........................        16,468
                                                                     -----------
                                                                         463,543
                                                                     -----------
         DRUGS & MEDICINE--6.2%
     700 Allergan, Inc. ..........................................        22,750
   1,600 Alza Corp.(c)............................................        39,600
   3,700 American Home Products Corp. ............................       358,900
   3,800 Amgen, Inc.(c)...........................................       225,625
   6,140 Bristol Myers & Squibb Co. ..............................       527,273
   7,200 Eli Lilly & Company......................................       405,000
  15,600 Merck & Co., Inc. .......................................     1,025,700
   8,000 Pfizer, Inc. ............................................       504,000
   6,680 Pharmacia & Upjohn, Inc. ................................       258,850
   4,600 Schering-Plough Corp. ...................................       251,850
                                                                     -----------
                                                                       3,619,548
                                                                     -----------
         ELECTRIC UTILITIES--3.7%
   2,500 American Electric Power Co., Inc. .......................       101,250
   1,600 Baltimore Gas & Electric Co. ............................        45,600
   1,700 Carolina Power & Light Co. ..............................        58,650
   2,500 Central & South West Corp. ..............................        69,688
   2,111 Cinergy Corp. ...........................................        64,649
   3,100 Consolidated Edison Co. of New York......................        99,200
   1,600 Detroit Edison Co. ......................................        55,200
   2,050 Dominion Resources, Inc. ................................        84,562
   2,800 Duke Power Co. ..........................................       132,650
   3,200 Entergy Corp. ...........................................        93,600
   2,300 FPL Group, Inc. .........................................       106,663
   1,500 General Public Utilities Corp. ..........................        51,000
   4,000 Houston Industries, Inc. ................................        97,000
   2,000 Niagara Mohawk Power Corp. ..............................        19,250
     500 Northern States Power Co. ...............................        24,563
   2,100 Ohio Edison Co. .........................................        49,350
   5,600 Pacific Gas & Electric Corp. ............................       158,900
   3,500 Pacificorp...............................................        74,375
   3,500 PECO Energy Co. .........................................       105,437
   2,000 P.P. & L Res, Inc. ......................................        50,000
   3,700 Public Service Enterprise Group..........................       113,312
   5,700 SCE Corp. ...............................................       101,175

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK STOCK INDEX SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
         ELECTRIC UTILITIES--(CONTINUED)
   8,800 Southern Co. ............................................   $   216,700
   2,500 Texas Utilities Company..................................       102,812
   2,700 Unicom Corp. ............................................        88,425
     800 Union Electric Co. ......................................        33,400
                                                                     -----------
                                                                       2,197,411
                                                                     -----------
         ELECTRONICS--3.6%
   1,600 Advanced Micro Devices, Inc.(c)..........................        26,400
   3,056 AMP, Inc. ...............................................       117,274
     225 Andrew Corp.(c)..........................................         8,606
   1,300 Cooper Industries, Inc. .................................        47,775
   1,800 DSC Communications Corp.(c)..............................        66,375
     300 Harris Corp. ............................................        16,388
   1,400 Honeywell, Inc. .........................................        68,075
  10,700 Intel Corp. .............................................       607,225
   1,800 Loral Corp. .............................................        63,675
   1,500 LSI Logic Corp.(c).......................................        49,125
   3,400 Micron Technology, Inc. .................................       134,725
   7,300 Motorola, Inc. ..........................................       416,100
   1,800 National Semiconductor Corp.(c)..........................        40,050
   3,100 Northern Telecom, Ltd. ..................................       133,300
     300 Raychem Corp. ...........................................        17,063
   2,600 Raytheon Co. ............................................       122,850
   1,100 Scientific Atlanta, Inc. ................................        16,500
     200 Tektronix, Inc. .........................................         9,825
   1,100 Tellabs, Inc.(c).........................................        40,700
   2,500 Texas Instruments, Inc. .................................       129,375
     100 Thomas & Betts Corp. ....................................         7,375
                                                                     -----------
                                                                       2,138,781
                                                                     -----------
         FINANCE--1.8%
   6,400 American Express Co. ....................................       264,800
     400 Beneficial Corp. ........................................        18,650
   2,402 Dean Witter Discover & Co. ..............................       112,894
   1,200 Household International, Inc. ...........................        70,950
   1,550 MBNA Corp. ..............................................        57,156
   2,300 Merrill Lynch & Co., Inc. ...............................       117,300
   1,000 Morgan Stanley Group, Inc. ..............................        80,625
   1,200 Salomon, Inc. ...........................................        42,600
   4,384 Travelers Group, Inc. ...................................       275,644
                                                                     -----------
                                                                       1,040,619
                                                                     -----------
         FOREIGN OIL RESERVES--0.1%
     900 Kerr McGee Corp. ........................................        57,150
                                                                     -----------
         FOREST PRODUCTS--0.1%
   1,300 Louisiana Pacific Corp. .................................        31,525
                                                                     -----------
         GAS UTILITIES--1.0%
     900 Columbia Gas System, Inc.(c).............................        39,488
   1,100 Consolidated Natural Gas Co. ............................        49,913

 SHARES                                                               VALUE (a)
     700 Eastern Enterprises......................................   $    24,675
   3,200 Enron Corp. .............................................       122,000
     700 Ensearch Corporation.....................................        11,375
     400 Nicor, Inc. .............................................        11,000
   1,300 Noram Energy Corp. ......................................        11,538
     200 Oneok, Inc. .............................................         4,575
   1,100 Pacific Enterprises, Ltd. ...............................        31,075
   1,829 Panhandle Eastern Corporation............................        50,983
     300 Peoples Energy Corp. ....................................         9,525
   1,000 Sonat, Inc. .............................................        35,625
   2,800 Tenneco, Inc. ...........................................       138,950
   1,600 Williams Companies, Inc. ................................        70,200
                                                                     -----------
                                                                         610,922
                                                                     -----------
         GOLD--0.7%
   4,300 Barrick Gold Corp. ......................................       113,412
   1,800 Echo Bay Mines, Ltd. ....................................        18,675
   1,425 Engelhard Corp. .........................................        30,994
   2,700 Freeport McMoran Copper & Gold...........................        75,937
   1,500 Homestake Mining Co. ....................................        23,438
   1,124 Newmont Mining Corp. ....................................        50,861
   3,000 Placer Dome, Inc. .......................................        72,375
   2,200 Santa Fe Pacific Gold Corp. .............................        26,675
                                                                     -----------
                                                                         412,367
                                                                     -----------
         HEALTH CARE--3.4%
   9,400 Abbott Laboratories, Inc. ...............................       392,450
     400 Bausch & Lomb, Inc. .....................................        15,850
   3,400 Baxter International, Inc. ..............................       142,375
     600 Becton Dickinson & Co. ..................................        45,000
   1,300 Beverly Enterprises, Inc.(c).............................        13,813
   1,300 Biomet, Inc.(c)..........................................        23,238
   2,100 Boston Scientific Corp.(c)...............................       102,900
   5,791 Columbia Healthcare Corp. ...............................       293,893
   1,300 Community Psychiatric Centers(c).........................        15,925
   3,300 Corning, Inc. ...........................................       105,600
     400 C.R. Bard, Inc. .........................................        12,900
   2,100 Humana, Inc.(c)..........................................        57,487
     400 Manor Care, Inc. ........................................        14,000
   3,600 Medtronics, Inc. ........................................       201,150
     400 Millipore Corp. .........................................        16,450
     600 St. Jude Medical, Inc.(c)................................        25,800
   3,000 Tenet Healthcare Corp.(c)................................        62,250
   2,600 U.S. Healthcare, Inc. ...................................       120,900
   2,300 United Healthcare Corp. .................................       150,650
     700 United States Surgical Corp. ............................        14,963
   1,900 Warner-Lambert Company...................................       184,537
                                                                     -----------
                                                                       2,012,131
                                                                     -----------
         HOTELS AND RESTAURANTS--1.1%
     600 Bally Entertainment Group(c).............................         8,400
   2,200 Darden Restaurants, Inc.(c)..............................        26,125
   1,750 Harrahs Entertainment, Inc. .............................        42,438

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK STOCK INDEX SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
         HOTELS AND RESTAURANTS--(CONTINUED)
     400 Hilton Hotels Corp. .....................................   $    24,600
     200 Luby's Cafeterias, Inc. .................................         4,450
   1,700 Marriott Corporation.....................................        65,025
   8,600 McDonald's Corp. ........................................       388,075
     875 Promus Companies, Inc. ..................................        19,469
     400 Ryans Family Steak Houses(c).............................         2,800
     800 Shoney's, Inc.(c)........................................         8,200
   1,400 Wendys International, Inc. ..............................        29,750
                                                                     -----------
                                                                         619,332
                                                                     -----------
         INTERNATIONAL OIL--4.3%
   8,300 Chevron Corporation......................................       435,750
  15,800 Exxon Corporation........................................     1,265,975
   5,400 Mobil Corporation........................................       604,800
   1,200 Oryx Energy Corp.(c).....................................        16,050
   2,700 Texaco, Inc. ............................................       211,950
                                                                     -----------
                                                                       2,534,525
                                                                     -----------
         LEISURE--0.3%
   1,200 Brunswick Corp. .........................................        28,800
   1,400 Hasbro, Inc. ............................................        43,400
   3,000 Mattel, Inc. ............................................        92,250
     100 Outboard Marine Corp. ...................................         2,038
                                                                     -----------
                                                                         166,488
                                                                     -----------
         LIFE INSURANCE--0.4%
   2,600 American General Corp. ..................................        90,675
     525 Jefferson Pilot Corp. ...................................        24,413
   1,400 Providian Corp. .........................................        57,050
     600 Transamerica Corp. ......................................        43,725
   1,050 USLife Corp. ............................................        31,369
                                                                     -----------
                                                                         247,232
                                                                     -----------
         LIQUOR--0.7%
     300 Adolph Coors Co. ........................................         6,638
   2,900 Anheuser-Busch Companies, Inc. ..........................       193,937
   1,100 Brown Forman Corp. "B"...................................        40,150
   5,100 Seagram Company, Ltd. ...................................       176,587
                                                                     -----------
                                                                         417,312
                                                                     -----------
         MEDIA--2.3%
   2,000 Capital Cities/ABC, Inc. ................................       246,750
   2,600 Comcast Corp. ...........................................        47,288
     200 Handleman Co. ...........................................         1,150
     250 King World Productions(c)................................         9,719
   8,500 Tele-Communications A(c).................................       168,937
   5,000 Time-Warner, Inc. .......................................       189,375
   1,000 Tribune Co. .............................................        61,125
   4,857 Viacom, Inc.(c)..........................................       230,100
   6,700 Walt Disney Co. .........................................       395,300
                                                                     -----------
                                                                       1,349,744
                                                                     -----------

 SHARES                                                               VALUE (a)
         METALS--0.3%
     800 Asarco, Inc. ............................................   $    25,600
   1,050 Cyprus Amax Minerals Co. ................................        27,431
   1,400 Inco, Ltd. ..............................................        46,550
   1,000 Phelps Dodge Corp. ......................................        62,250
                                                                     -----------
                                                                         161,831
                                                                     -----------
         MORTGAGE--1.1%
   2,400 Federal Home Loan Mortgage Corp. ........................       200,400
   3,500 Federal National Mortgage Association....................       434,437
                                                                     -----------
                                                                         634,837
                                                                     -----------
         MOTOR VEHICLES--2.2%
   4,800 Chrysler Corp. ..........................................       265,800
   1,300 Dana Corp. ..............................................        38,025
     400 Echlin, Inc. ............................................        14,600
     800 Fleetwood Enterprises, Inc. .............................        20,600
  13,500 Ford Motor Co. ..........................................       391,500
   9,600 General Motors Corp. ....................................       507,600
     100 Nacco Industries, Inc. ..................................         5,550
   1,220 Navistar International Corp., Inc.(c)....................        12,810
     345 Paccar, Inc. ............................................        14,533
     500 Varity Corp.(c)..........................................        18,563
                                                                     -----------
                                                                       1,289,581
                                                                     -----------
         OIL DISTRIBUTION--2.9%
   1,200 Amerada Hess Corp. ......................................        63,600
   6,400 Amoco Corp. .............................................       460,000
     800 Ashland Oil Co. .........................................        28,100
     800 Coastal Corp. ...........................................        29,800
   6,800 Royal Dutch Petroleum Co. ADR(d).........................       959,650
     800 Sun, Inc. ...............................................        21,900
   3,000 Unocal Corp. ............................................        87,375
   4,000 USX Marathon Group.......................................        78,000
                                                                     -----------
                                                                       1,728,425
                                                                     -----------
         OIL SERVICES--0.6%
   2,000 Baker Hughes, Inc. ......................................        48,750
   1,300 Halliburton Co. .........................................        65,812
     300 Helmerich & Payne, Inc. .................................         8,925
   1,100 Rowan Companies, Inc.(c).................................        10,863
   3,100 Schlumberger, Ltd. ......................................       214,675
     300 Western Atlas, Inc.(c)...................................        15,150
                                                                     -----------
                                                                         364,175
                                                                     -----------


         OTHER INSURANCE--2.7%
   1,200 Aetna Life and Casualty Company..........................        83,100
   5,686 Allstate Corp. ..........................................       233,837
   5,812 American International Group, Inc. ......................       537,610
     800 Chubb Corp. .............................................        77,400
   1,000 CIGNA Corp. .............................................       103,250

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK STOCK INDEX SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
         OTHER INSURANCE--(CONTINUED)
     800 General Reinsurance Corp.................................   $   124,000
   1,200 Lincoln National Corp., Inc. ............................        64,500
   1,400 Loews Corp. .............................................       109,725
   1,000 Safeco Corp..............................................        34,500
     600 St. Paul Companies, Inc. ................................        33,375
   1,450 Torchmark, Inc...........................................        65,612
   1,700 UNUM Corp................................................        93,500
   2,100 USF&G Corp. .............................................        35,438
                                                                     -----------
                                                                       1,595,847
                                                                     -----------
         PAPER--1.7%
   1,600 Alco Standard Corp.......................................        73,000
     633 Boise Cascade Corp.......................................        21,918
   1,100 Champion International Corp..............................        46,200
     800 Federal Paper Board, Inc.................................        41,500
   1,200 Georgia Pacific Corp. ...................................        82,350
   3,800 International Paper Co. .................................       143,925
     900 James River Corp.........................................        21,713
   3,806 Kimberly Clark Corp......................................       314,946
     900 Mead Corp. ..............................................        47,025
     200 Potlatch Corp. ..........................................         8,000
   1,100 Stone Container Corp.....................................        15,813
     500 Union Camp Corp..........................................        23,813
     675 Westvaco Corporation.....................................        18,731
   2,500 Weyerhaeuser Co. ........................................       108,125
     700 Willamette Industries, Inc...............................        39,375
                                                                     -----------
                                                                       1,006,434
                                                                     -----------
         PHOTOGRAPHY--0.5%
   4,050 Eastman Kodak Co. .......................................       271,350
     800 Polaroid Corp............................................        37,900
                                                                     -----------
                                                                         309,250
                                                                     -----------
         POLLUTION CONTROL--0.5%
   2,800 Browning-Ferris Industries, Inc..........................        82,600
   3,200 Laidlaw, Inc. ...........................................        32,800
     700 Safety Kleen Corp. ......................................        10,938
   6,300 WMX Technologies, Inc. ..................................       188,212
                                                                     -----------
                                                                         314,550
                                                                     -----------
         PRODUCER GOODS--6.4%
   2,600 American Brands, Inc.....................................       116,025
   2,000 Applied Materials, Inc.(c)...............................        78,750
     700 Briggs & Stratton Corp. .................................        30,363
   2,900 Caterpillar Tractor Co. .................................       170,375
     700 Cincinnati Milacron, Inc. ...............................        18,375
     200 Crane Co. ...............................................         7,375
     700 Cummins Engine, Inc. ....................................        25,900
   4,200 Deere & Co. .............................................       148,050
   2,000 Dover Corporation........................................        73,750

 SHARES                                                               VALUE (a)
   1,600 Dresser Industries, Inc..................................   $    39,000
   1,000 Eaton Corp...............................................        53,625
   3,100 Emerson Electric Co. ....................................       253,425
     300 Foster Wheeler Corp. ....................................        12,750
  21,900 General Electric Co......................................     1,576,800
     500 General Signal Corp. ....................................        16,188
   1,400 Genuine Parts Company....................................        57,400
     400 Giddings & Lewis, Inc....................................         6,600
     300 Harnischfeger Industries, Inc............................         9,975
   1,300 Illinois Tool Works, Inc. ...............................        76,700
   1,300 ITT Corp. ...............................................        68,900
   1,300 ITT Industries, Inc. ....................................        31,200
   1,200 Ingersoll Rand Co. ......................................        42,150
     300 Johnson Controls, Inc. ..................................        20,625
     600 Mallinckrodt Group, Inc. ................................        21,825
     600 McDermott International, Inc. ...........................        13,200
   5,300 Minnesota Mining & Mfg. Co...............................       351,125
     400 National Services Industries, Inc. ......................        12,950
     800 Owens Corning Fiberglas Co.(c)...........................        35,900
   1,400 Pall Corp................................................        37,625
     600 Parker Hannifin Corp. ...................................        20,550
     300 Perkin Elmer Corp. ......................................        11,325
     300 Snap-On Tools Corp. .....................................        13,575
     300 Stanley Works............................................        15,450
   1,000 Textron, Inc. ...........................................        67,500
     200 Timken Co. ..............................................         7,650
     700 Trinova Corp. ...........................................        20,038
   1,000 TRW, Inc.................................................        77,500
   2,000 TYCO International Ltd. .................................        71,250
     900 W.W. Grainger, Inc.......................................        59,625
                                                                     -----------
                                                                       3,771,389
                                                                     -----------
         PROPERTY--0.0%
     300 Kaufman & Broad Home Corp................................         4,463
     200 Pulte Corp. .............................................         6,725
                                                                     -----------
                                                                          11,188
                                                                     -----------
         PUBLISHING--0.9%
   1,100 American Greetings Corp. ................................        30,387
   2,100 Gannet Co., Inc. ........................................       128,887
     300 John H. Harland Co.......................................         6,263
     800 Jostens, Inc.............................................        19,400
     600 Knight-Ridder, Inc.......................................        37,500
     400 McGraw-Hill Companies, Inc. .............................        34,850
     200 Meredith Corp. ..........................................         8,375
   1,200 Moore Corp., Ltd.........................................        22,350
   1,000 New York Times Co........................................        29,625
   1,700 R.R. Donnelley & Sons Co. ...............................        66,937
   1,900 Time Mirror Co...........................................        64,363
   5,600 U.S. West Media Group, Inc.(c)...........................       106,400
                                                                     -----------
                                                                         555,337
                                                                     -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK STOCK INDEX SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
         RAILROADS--1.1%
   2,122 Burlington Northern, Inc.................................   $   165,516
     900 Conrail, Inc.............................................        63,000
   2,600 CSX Corporation..........................................       118,625
   1,500 Norfolk Southern Corp. ..................................       119,062
   2,300 Union Pacific Corp.......................................       151,800
                                                                     -----------
                                                                         618,003
                                                                     -----------
         RETAIL--FOOD--0.7%
   2,800 Albertson's, Inc. .......................................        92,050
   2,100 American Stores Co.......................................        56,175
     300 Fleming Companies, Inc. .................................         6,188
     600 Giant Foods, Inc. .......................................        18,900
     800 Great Atlantic & Pacific Tea Company, Inc. ..............        18,400
   1,400 Kroger Co.(c)............................................        52,500
   1,300 SuperValu Stores, Inc. ..................................        40,950
   2,700 Sysco Corp. .............................................        87,750
   1,200 Winn-Dixie Stores, Inc...................................        44,250
                                                                     -----------
                                                                         417,163
                                                                     -----------
         RETAIL--OTHER--4.0%
   1,400 Charming Shoppes, Inc.(c)................................         4,025
   1,200 Circuit City Stores, Inc.................................        33,150
     800 Dayton Hudson Corp. .....................................        60,000
   1,700 Dillard Department Stores, Inc...........................        48,450
   2,600 Federated Department Stores..............................        71,500
     600 Harcourt General, Inc....................................        25,125
   5,849 Home Depot, Inc..........................................       280,021
   2,500 J.C. Penney Company, Inc.................................       119,062
   5,900 K-Mart Corp.(c)..........................................        42,775
     200 Longs Drug Stores Corp. .................................         9,575
   2,400 Lowes Companies, Inc. ...................................        80,400
   2,700 May Department Stores Co. ...............................       114,075
   1,100 Melville Corporation.....................................        33,825
     250 Mercantile Stores Co., Inc. .............................        11,563
   1,400 Nordstrom, Inc. .........................................        56,700
     900 Pep Boys: Manny, Moe & Jack..............................        23,063
   2,239 Price Costco.(c).........................................        34,145
     900 Rite Aid Corp............................................        30,825
   5,300 Sears, Roebuck & Co......................................       206,700
   1,200 Tandy Corp. .............................................        49,800
   2,600 The Gap, Inc. ...........................................       109,200
   4,400 The Limited, Inc.........................................        76,450
   1,300 TJX Companies, Inc. .....................................        24,537
   3,475 Toys R Us, Inc.(c).......................................        75,581
   2,600 Walgreen Co. ............................................        77,675
  28,700 Wal-Mart Stores, Inc.....................................       642,162
   1,800 Woolworth Corp.(c).......................................        23,400
                                                                     -----------
                                                                       2,363,784
                                                                     -----------
         SERVICES--3.9%
     800 Alexander & Alexander Services...........................        15,200
     600 Autodesk, Inc. ..........................................        20,550

 SHARES                                                               VALUE (a)
   2,000 Automatic Data Processing, Inc...........................   $   148,500
     600 Ceridian Corp.(c)........................................        24,750
   3,000 Computer Associates International, Inc. .................       170,625
     700 Computer Sciences Corp.(c)...............................        49,175
   2,100 CUC International, Inc.(c)...............................        71,662
   1,000 De Luxe Corp. ...........................................        29,000
   1,200 Dow Jones & Co., Inc. ...................................        47,850
   2,320 Dun & Bradstreet Corp. ..................................       150,220
     400 EG & G, Inc..............................................         9,700
   2,600 First Data Corp..........................................       173,875
   1,200 H & R Block, Inc. .......................................        48,600
     400 Intergraph Corp.(c)......................................         6,300
     800 Interpublic Group Companies, Inc.........................        34,700
   1,000 Marsh & McLennan Companies...............................        88,750
   7,800 Microsoft Corp.(c).......................................       684,450
   4,500 Novell, Inc.(c)..........................................        64,125
     300 Ogden Corp...............................................         6,413
   5,750 Oracle Systems Corp.(c)..................................       243,656
     800 Pittston Service Group...................................        25,100
     800 Ryder Systems, Inc.......................................        19,800
   1,050 Service Corporation International........................        46,200
     200 Shared Medical System....................................        10,875
   4,400 Westinghouse Electric Corp...............................        72,600
                                                                     -----------
                                                                       2,262,676
                                                                     -----------
         SOAPS--1.5%
     400 Clorox Co. ..............................................        28,650
   1,700 Colgate Palmolive Co. ...................................       119,425
   1,100 Dial Corp. ..............................................        32,587
     700 Ecolab, Inc. ............................................        21,000
   6,600 Gillette Co. ............................................       344,025
   1,300 International Flavours & Fragrances, Inc. ...............        62,400
   1,900 Newell Co. ..............................................        49,163
     800 Premark International, Inc. .............................        40,500
   1,800 Ralston Purina Co. ......................................       112,275
   2,200 Rubbermaid, Inc. ........................................        56,100
                                                                     -----------
                                                                         866,125
                                                                     -----------
         STEEL & IRON--0.2%
   1,300 Armco, Inc.(c)...........................................         7,638
   1,200 Bethlehem Steel Corp.(c).................................        16,800
     300 Inland Steel Industries, Inc. ...........................         7,538
   1,000 Nucor Corp. .............................................        57,125
   1,020 USX US Steel Corp. ......................................        31,365
   1,200 Worthington Industries, Inc. ............................        24,975
                                                                     -----------
                                                                         145,441
                                                                     -----------
         TELEPHONE--8.4%
   6,400 Airtouch Communications..................................       180,800
   2,400 ALLTEL Corp. ............................................        70,800
   6,900 Ameritech Corp. .........................................       407,100
  20,535 AT & T Corp. ............................................     1,329,641

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK STOCK INDEX SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
         TELEPHONE--(CONTINUED)
   5,600 Bell Atlantic Corp.......................................   $   374,500
  13,000 BellSouth Corp. .........................................       565,500
  12,500 GTE Corp. ...............................................       550,000
   8,400 MCI Communications Corp. ................................       219,450
   4,400 NYNEX Corp. .............................................       237,600
   5,100 Pacific Telesis Group....................................       171,487
   7,600 SBC Communications, Inc. ................................       437,000
   4,400 Sprint Corp. ............................................       175,450
   5,600 U.S. West, Inc.(c).......................................       200,200
                                                                     -----------
                                                                       4,919,528
                                                                     -----------
         THRIFT--0.3%
     700 Golden West Financial Corp. .............................        38,675
   1,450 Great Western Financial Corp. ...........................        36,975
   1,300 H.F. Ahmanson & Co.......................................        34,450
   1,300 ITT Hartford Group, Inc..................................        62,888
                                                                     -----------
                                                                         172,988
                                                                     -----------
         TIRES AND RUBBER GOODS--0.2%
     600 Cooper Tire & Rubber Co. ................................        14,775
   1,600 Goodyear Tire & Rubber Company...........................        72,600
                                                                     -----------
                                                                          87,375
                                                                     -----------
         TOBACCO--1.8%
  10,700 Philip Morris Companies, Inc. ...........................       968,350
   3,000 UST, Inc. ...............................................       100,125
                                                                     -----------
                                                                       1,068,475
                                                                     -----------
         TRUCKING AND FREIGHT--0.0%
     300 Consolidated Freightways, Inc. ..........................         7,950
     300 Roadway Services, Inc. ..................................        14,663
     300 Yellow Corp.(c)..........................................         3,713
                                                                     -----------
                                                                          26,326
                                                                     -----------
         Total Common Stocks
          (Identified cost $42,697,809)...........................    58,132,899
                                                                     -----------


SHORT-TERM INVESTMENT--0.8%

   FACE
  AMOUNT                                                            VALUE (a)
 $481,000 Repurchase Agreement with State Street Bank & Trust
           Co. dated 12/29/95 at 5.000% to be repurchased at
           $481,267 on 1/02/96 collateralized by $425,000, U.S.
           Treasury Notes 8.750% due 8/15/00, with a value of
           $496,185.............................................   $   481,000
                                                                   -----------
          Total Short Term Investment
           (Identified Cost $481,000)...........................       481,000
                                                                   -----------
          Total Investments---99.9%
           (Identified Cost $43,178,809)(b).....................    58,613,899
          Cash and Receivables..................................       164,890
          Liabilities...........................................      (108,167)
                                                                   -----------
          TOTAL NET ASSETS--100%................................   $58,670,622
                                                                   ===========
(a) See Note 1A.
(b) Federal Tax Information:
  At December 31,1995 the net unrealized appreciation on investments based on cost of $43,311,699 for federal income tax purposes was as follows:
          Aggregate gross unrealized appreciation for all
           investments in which there is an excess of value over
           tax cost.............................................   $16,007,152
          Aggregate gross unrealized depreciation for all
           investments in which there is an excess of tax cost
           over value...........................................      (704,952)
                                                                   -----------
          Net unrealized appreciation...........................   $15,302,200
                                                                   ===========

(c) Non-income producing security.
(d) An American Depository Receipt (ADR) is a certificate issued by a U.S. bank representing the right to receive securities of the foreign issuer described. The values of ADR's are significantly influenced by trading on exchanges not located in the United States or Canada.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK STOCK INDEX SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value....................................          $58,613,899
 Cash....................................................                  201
 Receivable for:
 Fund shares sold........................................               47,719
 Dividends and interest..................................              116,412
 Foreign taxes...........................................                  206
 Due from advisor........................................                  352
                                                                   -----------
LIABILITIES                                                         58,778,789
 Payable for:
 Fund shares redeemed....................................  $28,583
 Accrued expenses:
 Management fees.........................................    4,953
 Deferred trustees' fees.................................   33,492
 Other expenses..........................................   41,139
                                                           -------
                                                                       108,167
                                                                   -----------
                                                                   $58,670,622
                                                                   ===========
NET ASSETS
 Net Assets consist of:
 Capital paid in.........................................          $43,247,821
 Undistributed net investment income.....................               20,255
 Accumulated net realized losses.........................              (32,544)
 Unrealized appreciation on investments..................           15,435,090
                                                                   -----------
NET ASSETS...............................................          $58,670,622
                                                                   ===========
Computation of offering price:
Net asset value and redemption price per share
 ($58,670,622 divided by 586,173 shares of beneficial in-
 terest).................................................          $    100.09
                                                                   ===========
Identified cost of investments...........................          $43,178,809
                                                                   ===========


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Dividends............................................            $ 1,212,104(a)
 Interest.............................................                 54,033
                                                                  -----------
                                                                    1,266,137
EXPENSES
 Management fees......................................  $122,359
 Trustees' fees and expenses..........................    24,480
 Custodian............................................    67,024
 Audit and tax services...............................    11,400
 Legal................................................     7,727
 Printing.............................................    27,426
 Registration.........................................         7
 Miscellaneous........................................     3,933
                                                        --------
  Total expenses......................................   264,356
  Less expenses assumed by the investment adviser.....   (68,581)     195,775
                                                        --------  -----------
NET INVESTMENT INCOME.................................              1,070,362
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
 Realized gain on investments--net....................                775,273
 Unrealized appreciation on investments--net..........             13,212,050
                                                                  -----------
Net gain on investment transactions...................             13,987,323
                                                                  -----------
NET INCREASE IN NET ASSETS FROM OPERATIONS............            $15,057,685
                                                                  ===========

(a) Net of foreign taxes of: $7,954

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK STOCK INDEX SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                      YEAR ENDED    YEAR ENDED
                                                     DECEMBER 31,  DECEMBER 31,
                                                         1994          1995
                                                     ------------  ------------
FROM OPERATIONS
 Net investment income.............................  $    861,746  $  1,070,362
 Net realized gain on investments..................        85,627       775,273
 Unrealized appreciation (depreciation) on
  investments......................................     (489,644)    13,212,050
                                                     ------------  ------------
 INCREASE IN NET ASSETS FROM OPERATIONS............       457,729    15,057,685
                                                     ------------  ------------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income.............................      (861,687)   (1,050,107)
 Net realized gain on investments..................       (74,418)     (673,888)
 Paid in capital...................................       (28,861)            0
                                                     ------------  ------------
                                                         (964,966)   (1,723,995)
                                                     ------------  ------------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares......................    18,433,352    17,851,781
 Net asset value of shares issued in connection
  with the reinvestment of:
 Distributions from net investment income..........       861,687     1,050,107
 Distributions from net realized gain..............        74,418       673,888
 Distributions from paid in capital................        28,861             0
                                                     ------------  ------------
                                                       19,398,318    19,575,776
 Cost of shares redeemed...........................   (10,543,643)  (11,403,132)
                                                     ------------  ------------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL SHARE
  TRANSACTIONS.....................................     8,854,675     8,172,644
                                                     ------------  ------------
 TOTAL INCREASE IN NET ASSETS......................     8,347,438    21,506,334
NET ASSETS
 Beginning of the year.............................    28,816,850    37,164,288
                                                     ------------  ------------
 End of the year...................................  $ 37,164,288  $ 58,670,622
                                                     ============  ============
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year.............................  $     (2,244) $          0
                                                     ============  ============
 End of the year...................................  $          0  $     20,255
                                                     ============  ============
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares....................       241,694       202,803
 Issued in connection with the reinvestment of:
 Distributions from net investment income..........        11,363        10,562
 Distributions from net realized gain..............           983         6,778
 Distributions from Paid-in Capital................           421
                                                     ------------  ------------
                                                          254,461       220,143
 Redeemed..........................................      (138,029)     (127,215)
                                                     ------------  ------------
 Net change........................................       116,432        92,928
                                                     ============  ============

FINANCIAL HIGHLIGHTS

                                           YEAR ENDED DECEMBER 31,
                                   -------------------------------------------
                                    1991     1992     1993     1994     1995
                                   -------  -------  -------  -------  -------
Net Asset Value, Beginning of
 Year............................. $108.49  $137.39  $ 72.00  $ 76.48  $ 75.35
                                   -------  -------  -------  -------  -------
INCOME FROM INVESTMENT OPERATIONS
 Net Investment Income............    3.56     8.35     1.54     1.80     1.88
 Net Realized and Unrealized Gain
  (Loss) on Investments...........   29.29     2.02     5.18    (0.92)   25.89
                                   -------  -------  -------  -------  -------
 Total From Investment Operations.   32.85    10.37     6.72     0.88    27.77
                                   -------  -------  -------  -------  -------
LESS DISTRIBUTIONS
 Distributions From Net Investment
  Income..........................   (3.56)   (8.35)   (1.36)   (1.82)   (1.85)
 Distributions in Excess of Net
  Investment Income...............    0.00     0.00    (0.18)    0.00     0.00
 Distributions From Net Realized
  Capital Gains...................   (0.39)  (67.41)   (0.55)   (0.16)   (1.18)
 Distributions in Excess of Net
  Realized Capital Gains..........    0.00     0.00    (0.15)    0.00     0.00
 Distributions From Paid-in
  Capital.........................    0.00     0.00     0.00    (0.03)    0.00
                                   -------  -------  -------  -------  -------
 Total Distributions..............   (3.95)  (75.76)   (2.24)   (2.01)   (3.03)
                                   -------  -------  -------  -------  -------
Net Asset Value, End of Year...... $137.39  $ 72.00  $ 76.48  $ 75.35  $100.09
                                   =======  =======  =======  =======  =======
TOTAL RETURN (%)..................   30.37     7.30     9.72     1.14    36.88
Ratio of Operating Expenses to
 Average Net Assets (%)...........    0.36     0.35     0.34     0.33     0.40
Ratio of Net Investment Income to
 Average Net Assets (%)...........    2.86     2.63     2.52     2.59     2.20
Portfolio Turnover Rate (%).......       2       17       12        2        5
Net Assets, End of Year (000)..... $20,496  $10,172  $28,817  $37,164  $58,671
The ratios of expenses to average
 net assets without giving effect
 to the voluntary expense
 limitations described in Note 4
 to the Financial Statements would
 have been (%)....................     --       --       --       --      0.54


                See accompanying notes to financial statements.

ZENITH LOOMIS SAYLES BALANCED SERIES
PORTFOLIO MANAGERS: MERI ANNE BECK AND DOUGLAS D. RAMOS; LOOMIS, SAYLES &
COMPANY
                                        MARKET REVIEW

  Photo Meri     Photo Douglas D. Ramos
   Anne Beck                             In a dramatic turnaround from 1994,
                                       1995 proved to be an excellent year
                                       for both stocks and bonds. Both
                                       markets recorded their best
                                       performance of the decade as measured
                                       by the major indices. Driven by lower
                                       interest rates, bonds produced a 19%
                                       total rate of return as measured by
                                       the Lehman Brothers
                                       Government/Corporate Bond Index/4/.
                                       Stocks benefited from both lower
                                       interest rates and solid corporate
earnings growth, and produced a 37.6% total rate of return as measured by the Standard & Poor's 500 Stock Index./1//9/

  Against this backdrop, your Series delivered a 24.79% for the twelve months ended December 31, 1995. This performance compared favorably to the return posted by Lipper Variable Balanced Index/8/ of 24.29%.

  The bond market put in its best yearly performance since 1985. The market's psychology turned decidedly bullish early in the year as it became apparent that the magnitude of interest rate increases experienced in 1994 would result in slower economic growth during 1995. Slowing economic growth with benign inflationary pressures and the lowering of interest rates twice by the Federal Reserve contributed to the explosive 1995 bond market rally. Sectors that contributed positively to performance included not only U.S. Treasuries, but the airlines, media, travel, Yankee bonds (U.S. dollar obligations of foreign issuers) and brokerage. Avalon Properties, Carnival Cruise and Columbia Health Care were among the more positive individual contributors to performance. During the second half of 1995, mortgage securities were purchased as corporate spreads continued to narrow and became overvalued.

  As highlighted above, stocks had an outstanding year, and one of the primary drivers of performance in the year was the interest-rate sensitive sector of the market. Lower interest rates help boost the performance of insurance and financial service stocks, while bank stocks enjoyed a boost from the ongoing consolidation in the banking industry. Holdings such as Ace Ltd., American International Group, Fannie Mae, Freddie Mac, MBNA Corp., Chemical Bank and First Interstate are prime examples of these developments. Other noteworthy sectors include: industrials, helped by AMR Corp., Allied-Signal, and ITT Corp.; capital goods, propelled by Case Corp., Lockheed Martin, Raytheon and General Electric; and technology, aided by Intel Corp., Texas Instruments, Hewlett Packard and Xerox. The drag on the portfolio during the year was the energy sector with most of the Series' holdings concentrated in natural gas (including El Paso Natural Gas and Mapco) and refining and marketing (companies such as Sun Company and Ultramar).

OUTLOOK AND STRATEGY

  Looking ahead to 1996, we expect a gradual increase in gross domestic product, good news on the inflation front and a solid chance for lower interest rates. One other factor that could have a positive influence on the economy and the financial markets is the upcoming presidential election in November. The one blemish which keeps us at a 60% equity weighting, slightly below our long-term target of 65%, is the expected slowdown in corporate earnings growth and the increased chance for earnings disappointments. This could add to the volatility of the stock market in the first half of the year.

                                              FUND FACTS

                                              GOAL: reasonable long-term
                                              investment return from a
                                              combination of long-term capital
                                              appreciation and moderate current
                                              income.

                                              START DATE: October 31, 1994

                                              SIZE: $18.8 million as of
                                              December 31, 1995

                                              MANAGERS: Douglas Ramos and Meri
                                              Anne Beck have managed the Series
                                              since its inception. Mr. Ramos
                                              serves as a portfolio manager of
                                              New England Balanced Fund and New
                                              England Value Fund. Ms. Beck also
                                              serves as portfolio manager of
                                              New England Balanced Fund. Mr.
                                              Ramos joined Loomis Sayles in
                                              1985 and Ms. Beck joined Loomis
                                              Sayles in 1986.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Loomis Sayles    Lipper Variable
              Balanced         Balanced Fund Average

1995             24.79%               24.29%

Since
Inception        20.79%                 --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index


                              Loomis Sayles                      Lehman
                             Balanced Series    S&P 500(19)     Gov't/Corp(4)
                             ----------------   ------------    -------------
10/31/94                       $10,000            $10,000         $10,000
    1994                       $ 9,990            $ 9,794         $10,048
    1995                       $12,457            $13,461         $11,981

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES BALANCED SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--54.1% OF TOTAL NET ASSETS

 SHARES                                                               VALUE (a)
         AEROSPACE--2.2%
   3,700 Lockheed Martin Corp. ...................................   $   292,300
   2,600 Raytheon Co. ............................................       122,850
                                                                     -----------
                                                                         415,150
                                                                     -----------
         AUTOMOBILES--2.4%
   3,800 Chrysler Corp. ..........................................       210,425
   4,500 General Motors Corp. ....................................       237,937
                                                                     -----------
                                                                         448,362
                                                                     -----------
         BANKS/SAVINGS & LOAN--2.8%
   3,900 Chemical Banking Corp. ..................................       229,125
     700 First Interstate Bancorp. ...............................        95,550
   5,100 Fleet Financial Group, Inc. .............................       207,825
                                                                     -----------
                                                                         532,500
                                                                     -----------
         CHEMICALS--3.9%
   3,100 E.I. Du Pont de Nemours & Co. ...........................       216,613
   2,000 Georgia Gulf Corp(c).....................................        61,500
   4,400 PPG Industries, Inc. ....................................       201,300
   7,800 Praxair, Inc. ...........................................       262,275
                                                                     -----------
                                                                         741,688
                                                                     -----------
         ELECTRONIC COMPONENTS--2.7%
   3,300 Intel Corp. .............................................       187,275
   3,200 Micron Technology, Inc. .................................       126,800
   3,700 Texas Instruments, Inc. .................................       191,475
                                                                     -----------
                                                                         505,550
                                                                     -----------
         ELECTRICAL EQUIPMENT--1.5%
   2,100 General Electric Co. ....................................       151,200
   2,600 Honeywell, Inc. .........................................       126,425
                                                                     -----------
                                                                         277,625
                                                                     -----------
         ENGINEERING & CONSTRUCTION--0.6%
   4,800 McDermott International, Inc. ...........................       105,600
                                                                     -----------
         FINANCIAL SERVICES--2.7%
   2,900 Federal Home Loan Mortgage Corp. ........................       242,150
   1,900 Federal National Mortgage Association....................       235,837
     700 MBNA Corp ...............................................        25,813
                                                                     -----------
                                                                         503,800
                                                                     -----------
         FREIGHT--TRANSPORTATION--3.3%
  12,100 Canadian Pacific Ltd. ...................................       219,312
   5,900 Consolidated Freightways, Inc. ..........................       156,350
   3,400 Federal Express Corp.(c).................................       251,175
                                                                     -----------
                                                                         626,837
                                                                     -----------
         HEALTH CARE--MEDICAL TECHNOLOGY--1.3%
   7,400 C.R. Bard, Inc. .........................................       238,650
                                                                     -----------

 SHARES                                                               VALUE (a)
        HEALTH CARE--SERVICES--0.8%
 14,100 Beverly Enterprises, Inc.(c)..............................   $   149,813
                                                                     -----------
        HOME PRODUCTS--1.2%
  4,600 Premark International, Inc. ..............................       232,875
                                                                     -----------
        HOUSING & BUILDING MATERIALS--2.3%
  3,400 Armstrong World Industries, Inc. .........................       210,800
  7,300 Masco Corp. ..............................................       229,038
                                                                     -----------
                                                                         439,838
                                                                     -----------
        INSURANCE--4.8%
  5,900 Ace Ltd. .................................................       234,525
  1,650 American International Group Inc. ........................       152,625
  1,700 Chubb Corp. ..............................................       164,475
  5,800 Providian Corp. ..........................................       236,350
  4,700 Prudential Reinsurance Hldgs., Inc. ......................       109,862
                                                                     -----------
                                                                         897,837
                                                                     -----------
        LEISURE--1.9%
  4,800 American Greetings Corp. .................................       132,600
  9,600 Carnival Corp. ...........................................       234,000
                                                                     -----------
                                                                         366,600
                                                                     -----------
        MACHINERY--0.2%
    900 Case Corp. ...............................................        41,175
                                                                     -----------
        MULTI-INDUSTRY--2.4%
  4,700 Allied Signal, Inc. ......................................       223,250
  6,500 Philips Electronics NV....................................       233,188
                                                                     -----------
                                                                         456,438
                                                                     -----------
        NATURAL GAS--PIPELINES--0.6%
    900 El Paso Natural Gas Co. ..................................        25,538
  1,600 Mapco Inc. ...............................................        87,400
                                                                     -----------
                                                                         112,938
                                                                     -----------
        OFFICE EQUIPMENT--2.7%
 10,500 EMC Corp. ................................................       161,437
  1,400 International Business Machines...........................       128,450
  1,600 Xerox Corp. ..............................................       219,200
                                                                     -----------
                                                                         509,087
                                                                     -----------
        OIL--MAJOR INTEGRATED--1.9%
  7,100 Repsol S.A., ADR(d).......................................       233,412
    600 Sun, Inc. ................................................        16,425
  4,300 Ultramar Corp. ...........................................       110,725
                                                                     -----------
                                                                         360,562
                                                                     -----------
        PAPER PRODUCTS--1.5%
  5,800 Crown Cork and Seal Co., Inc.(c) .........................       242,150
    800 Mead Corp. ...............................................        41,800
                                                                     -----------
                                                                         283,950
                                                                     -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES BALANCED SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

  SHARES                                                              VALUE (a)
          REAL ESTATE INVESTMENT TRUST--1.3%
    6,800 Meditrust SBI...........................................   $   237,150
                                                                     -----------
          RETAIL--FOOD & DRUG--1.3%
    5,400 Eckerd Corp.............................................       240,975
                                                                     -----------
          TELECOMMUNICATIONS--1.9%
    5,200 GTE Corp................................................       228,800
    4,100 Telefonos de Mexico SA..................................       130,687
                                                                     -----------
                                                                         359,487
                                                                     -----------
          TOBACCO--3.5%
    2,900 Loews Corp..............................................       227,288
    2,200 Philip Morris Companies, Inc............................       199,100
    7,000 UST, Inc................................................       233,625
                                                                     -----------
                                                                         660,013
                                                                     -----------
          UTILITIES--ELECTRIC--2.4%
    7,800 Pacific Gas & Electric Co...............................       221,325
   12,700 SCE Corp................................................       225,425
                                                                     -----------
                                                                         446,750
                                                                     -----------
          Total Common Stocks
           (Identified Cost $9,404,472)...........................    10,191,250
                                                                     -----------

PREFERRED STOCK--0.5%

          TOBACCO--0.4%
   10,600 RJR Nabisco Holdings Corp...............................        67,575
                                                                     -----------
          OIL--MAJOR INTEGRATED--0.1%
      300 Sun, Inc................................................         8,325
                                                                     -----------
          Total Preferred Stock
           (Identified Cost $73,537)..............................        75,900
                                                                     -----------

MEDIUM & LONG TERM BONDS & NOTES--39.2%

   FACE
  AMOUNT
          BANKS--1.1%
 $100,000 Bankers Trust, NY Corp. 8.125%, 4/01/02.................       109,769
   50,000 Chase Manhattan Corp. 9.050%, 2/01/02...................        51,556
   50,000 Norwest Corp. 7.650%, 3/15/05...........................        55,374
                                                                     -----------
                                                                         216,699
                                                                     -----------
          CABLE & MEDIA--1.4%
  250,000 TCI Communications, Inc.
           7.390%, 8/28/01........................................       261,913
                                                                     -----------
          ENERGY--0.9%
  125,000 Coastal Corp. 8.125% 9/15/02............................       136,721
   25,000 Standard Oil Co. 9.000%, 6/01/19........................        28,062
                                                                     -----------
                                                                         164,783
                                                                     -----------

   FACE
  AMOUNT                                                             VALUE (a)
          FINANCE--5.5%
 $125,000 Associates Corp. NA 8.350%, 12/22/98...................   $   134,219
  115,000 Avalon Propertys, Inc. 7.375%, 9/15/02.................       118,620
  200,000 Ford Motor Credit Corp. 6.850%, 8/15/00................       207,152
  244,000 General Motors Acceptance Corp.
           5.500%, 12/15/01......................................       235,643
  100,000 General Motors Corp. 9.125%, 7/15/01...................       114,008
   50,000 International Lease Finance Corp.
           8.040%, 12/01/97......................................        52,096
  100,000 Secured Finance Investment, Inc.
           9.05%, 12/15/04.......................................       118,026
   50,000 Standard Credit Card 8.625%, 1/07/02...................        52,736
                                                                    -----------
                                                                      1,032,500
                                                                    -----------
          GOVERNMENT--6.0%
  200,000 U.S. Treasury Notes 5.875%, 5/31/96....................       200,500
  300,000 U.S. Treasury Notes 5.125%, 3/31/98....................       299,484
   25,000 U.S. Treasury Notes 8.250%, 7/15/98....................        26,758
  300,000 U.S. Treasury Notes 6.875%, 8/31/99....................       315,282
  100,000 U.S. Treasury Notes 7.500%, 10/31/99...................       107,359
  175,000 U.S. Treasury Bonds 5.500%, 4/15/00....................       176,449
                                                                    -----------
                                                                      1,125,832
                                                                    -----------
          GOVERNMENT AGENCY--2.3%
   50,000 Federal Home Loan Banks 8.150%, 2/24/99................        50,126
  350,000 Federal Home Loan Banks 7.151%, 9/12/05................       355,358
   30,000 Federal National Mortgage Association Zero Coupon
           10/10/01..............................................        28,781
                                                                    -----------
                                                                        434,265
                                                                    -----------
          HEALTH CARE--0.3%
   50,000 Columbia/HCA Healthcare Corp.
           8.020%, 8/5/02........................................        54,836
                                                                    -----------
          INDUSTRIAL--4.6%
  175,000 Anheuser Busch Companies, Inc.
           8.500%, 3/01/17.......................................       182,875
  250,000 Coca Cola Enterprises, Inc.
           8.750%, 4/01/17.......................................       262,375
  200,000 Martin Marietta Corp. 6.500%, 4/15/03..................       206,488
  200,000 Tektronix, Inc. 7.625%, 8/15/02........................       209,732
                                                                    -----------
                                                                        861,470
                                                                    -----------
          LEISURE & LODGING--1.1%
  100,000 Carnival Corp. 7.050%, 5/15/05.........................       104,698
  100,000 La Quinta Inns, Inc. 7.400%, 9/15/05...................       103,000
                                                                    -----------
                                                                        207,698
                                                                    -----------



                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES BALANCED SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

MEDIUM & LONG TERM BONDS & NOTES--(CONTINUED)


   FACE
  AMOUNT                                                             VALUE (a)
          MORTGAGED BACKED--3.4%
 $200,000 Federal Home Loan Mortgage
           8.000%, 7/15/21.......................................   $   211,624
   50,000 G.E. Capital Mortgage Inc.
           10.000%, 3/25/24......................................        52,453
   75,000 Paine Webber CMO Tr. 9.000%, 10/20/03..................        77,344
   75,000 Westam Mortgage Financial Corp.
           8.950%, 8/01/18.......................................        80,555
  200,000 Westam Mortgage Financial Corp.
           9.400%, 12/01/18......................................       213,312
                                                                    -----------
                                                                        635,288
                                                                    -----------
          RETAIL STORES--1.9%
  170,000 Sears Overseas Finance Zero Coupon 7/12/98.............       147,368
  200,000 Toys R US, Inc. 8.250%, 2/01/17........................       209,956
                                                                    -----------
                                                                        357,324
                                                                    -----------
          SECURITIES--6.5%
  200,000 Donaldson Lufkin & Jennrette
           6.875%, 11/01/05......................................       205,002
  100,000 Lehman Bros. Inc. 5.750% 11/15/98 .....................        99,108
  200,000 Lehman Bros. Inc. 7.375% 5/15/07.......................       209,874
  100,000 Merrill Lynch & Co. 8.375%, 2/09/00....................       108,824
  250,000 Paine Webber Group, Inc.
           7.750%, 9/01/02.......................................       261,430
  145,000 Salomon, Inc. 7.500%, 2/01/03..........................       149,447
  200,000 Smith Barney Holdings, Inc.
           5.500%, 1/15/99.......................................       198,316
                                                                    -----------
                                                                      1,232,001
                                                                    -----------
          TELECOMMUNICATIONS--1.1%
  200,000 Southern Bell Telephone & Telegraph Co. 7.625%,
           3/15/13...............................................       205,664
                                                                    -----------
          TRANSPORTATION--0.8%
   25,000 American Airlines 10.180%, 1/02/13.....................        29,944
  100,000 AMR Corp 10.290%, 3/08/21..............................       127,911
                                                                    -----------
                                                                        157,855
                                                                    -----------
          UTILITIES--2.0%
  250,000 Cincinnati Gas & Electric Co.
           7.375%, 11/01/01......................................       253,780
  130,000 General Telephone of California
           7.125%, 12/01/98......................................       130,720
                                                                    -----------
                                                                        384,500
                                                                    -----------
          YANKEE/SUPRANATIONAL--0.3%
   50,000 SKF Aktiebolaget AB 7.625% 7/15/03 ....................        53,232
                                                                    -----------
          Total Bonds & Notes
           (Identified Cost $7,147,215)..........................     7,385,860
                                                                    -----------


SHORT-TERM INVESTMENTS--6.4%

  FACE
 AMOUNT                                                             VALUE (a)
 413,000 American General Finance Corp.
          5.550%, 1/02/96.......................................   $   413,000
 800,000 Associates Corp. of North America
          5.950%, 1/02/96.......................................       800,000
                                                                   -----------
         Total Short-Term Investments
          (Identified Cost $1,213,000)..........................     1,213,000
                                                                   -----------
         Total Investments--100.2%
          (Identified Cost $17,838,224)(b)......................    18,866,010
         Cash and Receivables...................................       410,926
         Liabilities............................................      (454,260)
                                                                   -----------
         TOTAL NET ASSETS--100%.................................   $18,822,676
                                                                   ===========
(a) See Note 1a.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost of $17,838,224 for federal income tax purposes was as follows:
         Aggregate gross unrealized appreciation for all
          investments in which there is an excess of value over
          tax cost..............................................   $ 1,278,891
         Aggregate gross unrealized depreciation for all
          investments in which there is an excess of tax cost
          over value............................................      (251,105)
                                                                   -----------
         Net unrealized appreciation............................   $ 1,027,786
                                                                   ===========

(c) Non-income producing security.
(d) An American Depository Receipt (ADR) is a certificate issued by a U.S. bank representing the right to receive securities of the foreign issuer described. The values of ADRs are significantly influenced by trading on exchanges not located in the United States or Canada.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES BALANCED SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value.....................................           $18,866,010
 Cash.....................................................                   865
 Receivable for:
 Fund shares sold.........................................                67,963
 Securities sold..........................................               165,257
 Dividends and interest...................................               152,428
 Foreign taxes............................................                   275
 Due from advisor.........................................                16,433
 Unamortized organization expense.........................                 7,705
                                                                     -----------
                                                                      19,276,936
LIABILITIES
 Payable for:
 Securities purchased.....................................  $415,763
 Fund shares redeemed.....................................       593
 Withholding Taxes........................................       126
 Accrued expenses:
 Management fees..........................................     7,628
 Other expenses...........................................    30,150
                                                            --------
                                                                         454,260
                                                                     -----------
                                                                     $18,822,676
                                                                     ===========
NET ASSETS
 Net Assets consist of:
 Capital paid in..........................................           $17,655,390
 Undistributed net investment income......................                 1,050
 Accumulated net realized gains...........................               138,450
 Unrealized appreciation on investments...................             1,027,786
                                                                     -----------
NET ASSETS................................................           $18,822,676
                                                                     ===========
Computation of offering price:
Net asset value and redemption price per share
 ($18,822,676 divided by 1,575,093 shares of beneficial
 interest)................................................           $     11.95
                                                                     ===========
Identified cost of investments............................           $17,838,224
                                                                     ===========


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Dividends..............................................           $  124,041(a)
 Interest...............................................              338,426
                                                                   ----------
                                                                      462,467
EXPENSES
 Management fees........................................  $65,752
 Trustees' fees and expenses............................   15,049
 Custodian..............................................   56,354
 Audit and tax services.................................   20,694
 Legal..................................................   10,821
 Printing...............................................    2,299
 Registration...........................................        7
 Amortization of organization expenses..................    2,347
 Miscellaneous..........................................    2,604
                                                          -------
  Total expenses........................................  175,927
  Less expenses assumed by the investment adviser.......  (96,085)     79,842
                                                          -------  ----------
NET INVESTMENT INCOME...................................              382,625
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
 Realized gain on investments---net.....................              426,765
 Unrealized appreciation on investments--net............            1,029,622
                                                                   ----------
Net gain on investment transactions.....................            1,456,387
                                                                   ----------
NET INCREASE IN NET ASSETS FROM OPERATIONS .............           $1,839,012
                                                                   ==========

(a)Net of foreign taxes of: $735

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES BALANCED SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                 FOR THE PERIOD
                                              OCTOBER 31, 1994 (a)
                                                    THROUGH         YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                              -------------------- ------------
FROM OPERATIONS
 Net investment income......................       $   12,585      $   382,625
 Net realized gain on investments                           0          426,765
 Unrealized appreciation (depreciation) on
  investments...............................           (1,836)       1,029,622
                                                   ----------      -----------
 INCREASE IN NET ASSETS FROM OPERATIONS.....           10,749        1,839,012
                                                   ----------      -----------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income......................          (12,334)        (382,625)
 In excess of net investment income.........                0           (1,297)
 Net realized gain on investments...........                0         (288,315)
                                                   ----------      -----------
                                                      (12,334)        (672,237)
                                                   ----------      -----------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares...............        2,157,989       18,594,352
 Net asset value of shares issued in connec-
  tion with the reinvestment of:
 Distributions from net investment income...           12,335          383,922
 Distributions from net realized gain.......                0          288,315
                                                   ----------      -----------
                                                    2,170,324       19,266,589
 Cost of shares redeemed....................         (446,397)      (4,333,030)
                                                   ----------      -----------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL
  SHARE TRANSACTIONS........................        1,723,927       14,933,559
                                                   ----------      -----------
 TOTAL INCREASE IN NET ASSETS...............        1,722,342       16,100,334
NET ASSETS
 Beginning of the year......................        1,000,000        2,722,342
                                                   ----------      -----------
 End of the year............................       $2,722,342      $18,822,676
                                                   ==========      ===========
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year......................       $        0      $       251
                                                   ==========      ===========
 End of the year............................       $      251      $     1,050
                                                   ==========      ===========
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares.............          217,577        1,626,505
 Issued in connection with the reinvestment
  of:
 Distributions from net investment income...            1,242           32,426
 Distributions from net realized gain.......                0           24,351
                                                   ----------      -----------
                                                      218,819        1,683,282
 Redeemed...................................          (44,926)        (382,082)
                                                   ----------      -----------
 Net change.................................          173,893        1,301,200
                                                   ==========      ===========
(a) Commencement of Operations

FINANCIAL HIGHLIGHTS

                                               OCTOBER 31, 1994*
                                                    THROUGH         YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                              -------------------- ------------
Net Asset Value, Beginning of Year..........       $    10.00      $      9.94
                                                   ----------      -----------
Income From Investment Operations
 Net Investment Income......................             0.05             0.26
 Net Realized and Unrealized Gain
 (Loss) on Investments......................            (0.06)            2.20
                                                   ----------      -----------
 Total From Investment Operations...........            (0.01)            2.46
                                                   ----------      -----------
Less Distributions
 Distributions From Net Investment Income...            (0.05)           (0.26)
 Distributions From Net Realized Capital
  Gains.....................................             0.00            (0.19)
                                                   ----------      -----------
 Total Distributions........................            (0.05)           (0.45)
                                                   ----------      -----------
Net Asset Value, End of Year................       $     9.94      $     11.95
                                                   ==========      ===========
TOTAL RETURN (%)............................            (0.10)***        24.79
Ratio of Operating Expenses to Average Net
 Assets (%).................................             0.85**           0.84
Ratio of Net Investment Income to Average
 Net Assets (%).............................             4.16**           4.03
Portfolio Turnover Rate (%).................                0**             72
Net Assets, End of Year (000)...............       $    2,722      $    18,823
The ratios of expenses to average net assets
 without giving effect to the voluntary
 expense limitations described in Note 4 to
 the Financial Statements would have been
 (%)........................................             3.73**           1.85

  * Commencement of operations.
 ** Computed on an annualized basis.
*** Not computed on an annualized basis.

                See accompanying notes to financial statements.

ZENITH BACK BAY ADVISORS MANAGED SERIES
PORTFOLIO MANAGER: PETER PALFREY; BACK BAY ADVISORS, L.P.(R)

                    MARKET REVIEW

  Photo Peter
    Palfrey          I am very pleased to report that the Back Bay Advisors
                   Managed Series ended 1995 significantly ahead of its peer group, with a total return of 31.26% versus 24.22% for the Lipper Variable Product Flexible Portfolio Funds/9/, an outperformance of 7.04%. The Series ranked six out of sixty-eight funds in its Lipper peer group in 1995, and now ranks among the top ten such funds for one, two and three year returns.

                     1995 proved to be an exceptionally strong year in U.S.
                   financial markets, rewarding patient investors after a tumultuous year in 1994. Stocks, as represented by the S&P 500/1//9/ (with dividends reinvested), were up 37.44%--the best total return in over three decades.
Bonds, as represented by the Lehman Government/Corporate Index/4/, were up 19.24%--the best total return in a decade, and among the best years ever in U.S. investment grade fixed income market. Not surprisingly, 1995 ranks as the best year ever for a hypothetical 55% stock, 35% bond and 10% cash balanced portfolio (based on data Ibbotson Associates covering the period since 1926).

  Overall portfolio strategy during calendar 1995 was best summarized by the phrase: "remain fully invested." We began to position the Series more aggressively late in 1994 as financial markets showed early signs of bottoming. The Series' cash position, which had been run as high as 15-20% of total assets during much of the bear market of 1994, was reduced to less than 3% by early in 1995. The effective duration of the bond portfolio was increased from 5.5 years in late 1994 to as much as 7.1 years early in 1995, and was managed with an effective duration of 6.0-7.5 years throughout the remainder of the year. With inflationary pressures remaining subdued, economic growth slowing to a more sustainable pace and the Federal Reserve moving to a less restrictive monetary stance, interest rates declined 200-250 basis points across the yield curve during 1995. The long duration of the Series' bond portfolio had a significant positive impact on the Series' strong relative performance, given the sharp drop in interest rates during the year. In addition, the Series was also overweight in corporate and Yankee paper (U.S. dollar obligations of foreign issuers), two of the best performing bond sectors during 1995.

  The Series' allocation to stocks was increased from approximately 62% late in 1994 to almost 80% going into the first quarter of 1995. With stocks rallying nearly 10% during just the first three months of 1995, we elected to lock-in a portion of the incremental gains from the overweight position in stocks, bringing the Series closer to the normal "target" split of 65% stocks and 35% bonds. With solid corporate earnings, coupled with lower interest rates continuing to underpin the stock market's advance in subsequent quarters, we maintained a slightly overweight allocation to stocks of 65-68% for the remainder of the year. The Series' concentration in larger capitalization, higher quality growth stocks helped its relative performance in 1995, as investor preference continued to shift away from the small and mid-capitalization, lower quality stocks favored in the earlier stages of the U.S. economic recovery.

OUTLOOK AND STRATEGY

  While market returns this year are unlikely to match those experienced in 1995, our outlook for both stocks and bonds in 1996 remains constructive-- although this will likely be accompanied by considerably more volatility, particularly in stocks. Growth in GDP is expected to decline from approximately 3% in 1995 to a more tepid pace of 1.5-2% in 1996, in a lagged response to tighter monetary policy orchestrated by the Federal Reserve during 1994 and early 1995. Corporate profitability growth, which advanced more than 11% in 1995, will likely slow to a more modest 5% in 1996. Stocks may need to do some "backing and filling" over the near term, to allow for earnings to catch up to current high valuations, but should reward longer term investors for their patience. We remain slightly overweighted in stocks at 67% of total assets versus our long-term benchmark allocation of 65% stock/35% bond.

  Bonds, which have benefited from moderating inflationary pressures, a deceleration in the pace of economic growth and a less restrictive Fed monetary policy, may also come under some near-term pressure over stalled Federal budget negotiations and heavy new Treasury refunding supply early in 1996. Accordingly, We modestly reduced the Series' bond portfolio duration going into 1996, with the expectation that there will likely be some near-term upward pressure on interest rates, particularly in longer maturities. However, with our longer term rate outlook still positive, we would view any significant backup in rates from current levels as a buying opportunity.

                                              FUND FACTS

                                              GOAL: a favorable total return
                                              through investment in diversified
                                              portfolio. The Series' portfolio
                                              is expected to include a mix of
                                              (1) common stocks, (2) notes and
                                              bonds and (3) money market
                                              instruments.

                                              START DATE: May 1, 1987

                                              SIZE: $147.5 million as of
                                              December 31, 1995

                                              MANAGER: Peter Palfrey has
                                              managed the Series since January
                                              1994 and joined Back Bay Advisors
                                              in June 1993.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Back Bay         Lipper Variable Flexible
              Managed          Portfolio Fund Average

1 year           31.26%               24.22%

5 years          12.99%               13.13%

Since
Inception        10.95%                 --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index


                                 Back Bay                          Lehman
                              Managed Series    S&P 500(19)     Gov't/Corp(4)
                             ----------------   ------------    -------------
5/1/87                         $10,000            $10,000         $10,000
  1987                         $ 9,930            $ 8,750         $10,357
  1988                         $10,873            $10,194         $11,142
  1989                         $12,950            $13,414         $12,729
  1990                         $13,365            $12,995         $13,781
  1991                         $16,064            $16,938         $16,000
  1992                         $17,141            $18,227         $17,213
  1993                         $18,966            $20,061         $19,117
  1994                         $18,755            $20,334         $18,448
  1995                         $24,618            $27,947         $21,997

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS MANAGED SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--67.2% OF TOTAL NET ASSETS

 SHARES                                                               VALUE (a)
        AEROSPACE--1.0%
  5,025 Boeing Co. ...............................................   $   393,834
 14,600 Rockwell International Corp. .............................       771,975
  2,500 United Technologies Corp. ................................       237,187
                                                                     -----------
                                                                       1,402,996
                                                                     -----------
        AIR TRANSPORT--0.0%
    255 UAL, Inc.(c)..............................................        45,518
                                                                     -----------
        APPAREL--0.2%
  7,400 Melville Corp. ...........................................       227,550
                                                                     -----------
        AUTOMOBILE & RELATED--1.3%
 15,432 Chrysler Corp. ...........................................       854,547
  4,600 Ford Motor Co. ...........................................       133,400
 12,500 General Motors Corp. .....................................       660,937
  6,750 Genuine Parts Co. ........................................       276,750
                                                                     -----------
                                                                       1,925,634
                                                                     -----------
        BANKS--3.2%
 29,260 Banc One Corp. ...........................................     1,104,565
 10,144 Bank America Corp. .......................................       656,824
  5,400 Bankers Trust New York Corp. .............................       359,100
 19,000 Citicorp..................................................     1,277,750
 10,900 J.P. Morgan & Co., Inc. ..................................       874,725
  7,200 Nations Bank Corp. .......................................       501,300
                                                                     -----------
                                                                       4,774,264
                                                                     -----------
        BUSINESS MACHINES--1.8%
  8,500 Apple Computer............................................       270,938
 28,400 Digital Equipment Corp.(c)................................     1,821,150
  5,900 International Business Machines Corp. ....................       541,325
                                                                     -----------
                                                                       2,633,413
                                                                     -----------
        BUSINESS SERVICES--1.5%
 28,500 Browing Ferris Industries, Inc. ..........................       840,750
 10,000 Dun & Bradstreet Corp. ...................................       647,500
  9,200 H & R Block, Inc. ........................................       372,600
 39,200 Rollins Environmental Services............................       112,700
  9,500 WMX Technologies..........................................       283,812
                                                                     -----------
                                                                       2,257,362
                                                                     -----------
        CHEMICALS--2.9%
 14,200 Allied-Signals, Inc. .....................................       674,500
  8,200 Dow Chemical Co. .........................................       577,075
 13,700 E.I. Du Pont de Nemours & Co. ............................       957,288
 11,200 Monsanto Co. .............................................     1,372,000
 15,600 PPG Industries, Inc. .....................................       713,700
                                                                     -----------
                                                                       4,294,563
                                                                     -----------

 SHARES                                                               VALUE (a)
        COMMUNICATION--5.8%
 15,000 Airtouch Communications...................................   $   437,875
 35,200 Ameritech Corp. ..........................................     2,076,800
 27,261 AT&T Co. .................................................     1,765,150
 12,200 Bell Atlantic Corp. ......................................       815,875
 16,200 Bellsouth Corp. ..........................................       704,700
 10,600 GTE Corp. ................................................       466,400
 14,600 NYNEX Corp. ..............................................       788,400
 15,500 Pacific Telesis Group.....................................       521,188
  7,200 SBC Comunications, Inc. ..................................       414,000
  9,700 U.S. West, Inc. ..........................................       346,775
  9,700 U.S. West, Inc. ..........................................       184,300
                                                                     -----------
                                                                       8,521,463
                                                                     -----------
        CONGLOMERATES--0.7%
  2,200 ITT Corp. New.............................................       116,600
 13,800 Minnesota Mining & Mfg. Co. ..............................       914,250
                                                                     -----------
                                                                       1,030,850
                                                                     -----------
        CONSTRUCTION--1.2%
 28,600 Home Depot................................................     1,369,225
 14,900 Masco Corp. ..............................................       467,487
                                                                     -----------
                                                                       1,836,712
                                                                     -----------
        CONSUMER DURABLES--0.0%
    800 Whirlpool Corp. ..........................................        42,600
                                                                     -----------
        DOMESTIC OIL--1.5%
  2,400 Amoco Corp. ..............................................       172,500
  2,700 Atlantic Richfield Co. ...................................       299,025
  3,600 Halliburton Co. ..........................................       182,250
 69,300 Oryx Energy Co. ..........................................       926,887
    934 Santa Fe Energy, Inc.(c)..................................         8,990
  3,601 Sun Company...............................................        98,577
    800 Tenneco, Inc. ............................................        39,700
 15,600 Unocal Corp. .............................................       454,350
                                                                     -----------
                                                                       2,182,279
                                                                     -----------
        DRUGS & MEDICINE--6.0%
  8,800 Abbott Laboratories.......................................       367,400
 11,000 American Home Products Corp. .............................     1,067,000
 37,100 Baxter International, Inc. ...............................     1,553,563
 15,200 Eli Lilly & Co. ..........................................       855,000
  5,200 Johnson & Johnson.........................................       445,250
 31,500 Merck & Co., Inc. ........................................     2,071,125
 19,200 Pfizer, Inc. .............................................     1,209,600
 18,705 Pharmacia & Upjohn, Inc. .................................       724,819
 10,800 Schering Plough Corp. ....................................       591,300
                                                                     -----------
                                                                       8,885,057
                                                                     -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS MANAGED SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
        ELECTRONICS--3.7%
 43,200 AMP, Inc. ................................................   $ 1,657,800
  9,400 Emerson Electric Co. .....................................       768,450
 22,400 Hewlett-Packard...........................................     1,876,000
  6,400 Motorola, Inc. ...........................................       364,800
 15,400 Raytheon Co. .............................................       727,650
                                                                     -----------
                                                                       5,394,700
                                                                     -----------
        ENERGY & UTILITIES--3.1%
 18,300 American Electric Power, Inc. ............................       741,150
 11,700 Consolidated Edison Co. ..................................       374,400
 45,700 Pacific Gas & Electric Co. ...............................     1,296,738
  7,700 Public Service Enterprise Group...........................       235,812
 40,200 SCE Corp. ................................................       713,550
 10,200 Southern Co. .............................................       251,175
  8,900 Texas Utilities Co. ......................................       366,013
 17,300 Unicom Corp. .............................................       566,575
                                                                     -----------
                                                                       4,545,413
                                                                     -----------
        ENERGY RAW MATERIALS--1.0%
 58,800 Occidental Petroleum Corp. ...............................     1,256,850
  3,200 Schlumberger Ltd. ........................................       221,600
                                                                     -----------
                                                                       1,478,450
                                                                     -----------
        ENTERTAINMENT--0.0%
  2,200 ITT Industry, Inc. .......................................        52,800
                                                                     -----------
        FINANCE--0.7%
 11,600 Federal Home Loan Mortgage Corp. .........................       968,600
                                                                     -----------
        FOOD & AGRICULTURE--4.6%
 19,900 Coca Cola Co. ............................................     1,477,575
  5,000 General Mills, Inc. ......................................       288,750
 41,850 H. J. Heinz Co. ..........................................     1,386,281
 24,600 Kellogg Co. ..............................................     1,900,350
  8,100 Pepsico, Inc. ............................................       452,587
 13,300 Ralston Purina Co. .......................................       829,587
 16,000 Sara Lee Corp. ...........................................       510,000
                                                                     -----------
                                                                       6,845,130
                                                                     -----------
        GOLD--0.2%
 18,434 Santa Fe Pac Gold Corp. ..................................       223,512
                                                                     -----------
        INSURANCE--2.3%
 11,500 Aetna Life & Casualty Co. ................................       796,375
 10,568 Allstate Corp. ...........................................       434,609
 14,400 American General Corp. ...................................       502,200
  6,468 American International Group, Inc. .......................       598,290
  2,700 CIGNA Corp. ..............................................       278,775
  4,300 General Reinsurance Corp. ................................       666,500
  2,200 ITT Hartford Group........................................       106,425
                                                                     -----------
                                                                       3,383,174
                                                                     -----------

 SHARES                                                               VALUE (a)
        INTERNATIONAL OIL--4.7%
 11,000 Chevron Corp. ............................................   $   577,500
  9,400 Cooper Industries, Inc. ..................................       345,450
 25,100 Exxon Corp. ..............................................     2,011,138
  7,800 Mobil Corp. ..............................................       873,600
  9,800 Royal Dutch Petroleum Co. ADR(d)..........................     1,383,025
 21,200 Texaco, Inc. .............................................     1,664,200
                                                                     -----------
                                                                       6,854,913
                                                                     -----------
        LIQUOR--0.4%
  3,300 Anheuser-Busch Companies, Inc. ...........................       220,687
 11,700 Seagram, Ltd. ............................................       405,113
                                                                     -----------
                                                                         625,800
                                                                     -----------
        MEDIA--2.3%
 21,000 Capital Cities/ABC, Inc. .................................     2,590,875
  3,000 Gannett Co., Inc. ........................................       184,125
 15,200 Tele Communications Inc., NE..............................       302,100
  3,800 Telecommunications Inc., NE...............................       102,125
  7,200 Time Warner, Inc. ........................................       272,700
                                                                     -----------
                                                                       3,451,925
                                                                     -----------
        MISCELLANEOUS FINANCE--1.3%
 25,000 American Express Co. .....................................     1,034,375
  4,449 Dean Witter Discover & Co. ...............................       209,103
  5,000 Lehman Brothers Holdings, Inc. ...........................       106,250
 16,900 Salomon, Inc. ............................................       599,950
                                                                     -----------
                                                                       1,949,678
                                                                     -----------
        NON-FERROUS METALS--0.7%
  8,075 Alcan Aluminum Ltd. ......................................       251,334
 14,000 Aluminum Co. of America...................................       740,250
    220 USX U.S. Steel Corp. .....................................         6,765
                                                                     -----------
                                                                         998,349
                                                                     -----------
        OFFICE EQUIPMENT--1.6%
 16,900 Xerox Corp. ..............................................     2,315,300
                                                                     -----------
        OPTICAL PHOTO, EQUIPMENT--0.2%
  3,600 Eastman Kodak Co. ........................................       241,200
                                                                     -----------
        PAPER & FOREST PRODUCTS--1.3%
 12,640 Burlington Northern Santa Fe..............................       985,920
  3,600 Georgia-Pacific Corp. ....................................       247,050
 11,800 International Paper Co. ..................................       446,925
  1,400 Kimberly Clark Corp. .....................................       115,850
  4,050 Weyerhaeuser Co. .........................................       175,162
                                                                     -----------
                                                                       1,970,907
                                                                     -----------
        PRODUCER OF GOODS--2.5%
  5,600 Caterpillar, Inc. ........................................       329,000
 24,000 Deere & Co. ..............................................       846,000
 34,400 General Electric Co. .....................................     2,476,800
  4,200 Westinghouse Electric Corp. ..............................        69,300
                                                                     -----------
                                                                       3,721,100
                                                                     -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS MANAGED SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)



   SHARES                                                             VALUE (a)
          RAILROADS & SHIPPING--0.4%
   4,500  Norfolk Southern Corp. .................................   $   357,187
   4,200  Union Pacific Corp. ....................................       277,200
                                                                     -----------
                                                                         634,387
                                                                     -----------
          RESTAURANTS--0.3%
   5,000  Darden Restaurants, Inc. ...............................        59,375
   9,200  McDonald's Corp. .......................................       415,150
                                                                     -----------
                                                                         474,525
                                                                     -----------
          RETAIL--2.7%
  19,000  Albertsons, Inc. .......................................       624,625
   8,000  Dayton Hudson Corp. ....................................       600,000
  15,600  J.C. Penney Company, Inc. ..............................       742,950
  38,900  K-Mart Corp.(c).........................................       282,025
   5,400  Limited, Inc. ..........................................        93,825
   7,800  May Department Stores Co. ..............................       329,550
  11,400  Sears Roebuck and Co. ..................................       444,600
  11,625  Toys R US(c)............................................       252,844
  29,200  Wal-Mart Stores, Inc. ..................................       653,350
                                                                     -----------
                                                                       4,023,769
                                                                     -----------
          SOAPS & COSMETICS--2.8%
   6,260  Bristol-Myers Squibb Co. ...............................       537,577
  18,400  Gillette Co. ...........................................       959,100
  10,300  Procter & Gamble Co. ...................................       854,900
  12,400  Unilever, N.V. .........................................     1,745,300
                                                                     -----------
                                                                       4,096,877
                                                                     -----------
          STEEL--0.9%
  64,700  USX Marathon Group......................................     1,261,650
                                                                     -----------
          TOBACCO--1.1%
   8,500  American Brands, Inc. ..................................       379,313
  13,600  Philip Morris Companies, Inc. ..........................     1,230,800
     140  Schweitzer Mauduit International, Inc. .................         3,238
                                                                     -----------
                                                                       1,613,351
                                                                     -----------
          TRAVEL & RECREATION--1.3%
  33,700  Walt Disney Productions.................................     1,988,300
                                                                     -----------
          Total Common Stock
           (Identified cost $67,482,155)..........................    99,174,071
                                                                     -----------


MEDIUM & LONG TERM BONDS & NOTES--31.6%

    FACE
   AMOUNT                                                            VALUE (a)
             CORPORATE BONDS--16.8%
 $ 2,000,000 Appalachian Power Co.
              8.750%, 2/01/22....................................   $ 2,065,000
   2,500,000 Banco de Comercio Exterior,
              8.625%, 6/02/00....................................     2,587,500
   1,000,000 Boston Edison Co.
              7.800%, 5/15/10....................................     1,083,510
   2,000,000 Cemex SA
              8.875%, 6/10/98....................................     1,928,750
   2,000,000 Lehman Brothers Holdings, Inc.
              8.500%, 5/01/07....................................     2,244,240
   1,730,000 Lehman Brothers Holdings, Inc.
              8.800%, 3/01/15....................................     2,005,485
   1,000,000 Maxus Energy Corp.
              9.375% 11/01/03....................................       980,000
   1,000,000 Paramount Communications, Inc.
              8.250%, 8/01/22....................................     1,033,130
   1,485,000 Public Service Electric & Gas Co.
              8.750%, 11/01/21...................................     1,592,455
   2,100,000 Salomon, Inc.
              6.700%, 12/01/98...................................     2,109,765
   3,000,000 Tele Communications, Inc.
              9.800%, 2/1/12.....................................     3,597,510
  10,000,000 Time Warner Inc., Zero Coupon,
              12/17/12...........................................     3,512,500
      30,000 Viacom, Inc.
              8.000%, 7/07/06....................................        30,525
                                                                    -----------
                                                                     24,770,370
                                                                    -----------
             FOREIGN--4.4%
   8,500,000 Government of Canada,
              8.000%, 06/01/23(e)................................     6,526,544
                                                                    -----------
             YANKEE--9.5%
   3,000,000 Hydro Quebec,
              9.400%, 2/01/21....................................     3,807,690
   2,000,000 Hydro Quebec,
              8.050%, 7/07/24....................................     2,283,520
   5,000,000 News America Holdings, Inc.
              9.250%, 2/01/13....................................     5,889,200
   1,500,000 Province of Manitoba,
              9.125%, 1/15/18....................................     1,943,310
                                                                    -----------
                                                                     13,923,720
                                                                    -----------
             U.S. GOVERNMENT BONDS--0.9%
     564,805 Government National Mortgage Association,10.000%,
              9/15/18............................................       624,833
     644,823 Government National Mortgage Association,11.500%
              with various maturities to 2013....................       736,674
                                                                    -----------
                                                                      1,361,507
                                                                    -----------
             Total Medium & Long Term Bonds & Notes
              (Identified Cost $43,505,501)......................    46,582,141
                                                                    -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS MANAGED SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

SHORT-TERM INVESTMENT--0.5%

  FACE
 AMOUNT                                                            VALUE (a)
 755,000 Household Finance Corp.
          5.650%, 1/02/96......................................   $    754,882
                                                                  ------------
         Short-Term Investments
          (Identified Cost $754,882)...........................        754,882
                                                                  ------------
         Total Investments--99.3%
          (Identified Cost $111,742,538)(b)....................    146,511,094
         Cash and Receivables..................................      1,297,345
         Liabilities...........................................       (272,703)
                                                                  ------------
         TOTAL NET ASSETS--100%................................   $147,535,736
                                                                  ============
(a) See Note 1A.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost of $111,742,538 for federal income tax purposes was as follows:
         Aggregate gross unrealized appreciation for all
          investments in which there is an excess of value over
          tax cost.............................................   $ 37,122,196
         Aggregate gross unrealized depreciation for all
          investments in which there is an excess of tax cost
          over value...........................................     (2,353,640)
                                                                  ------------
         Net unrealized appreciation...........................   $ 34,768,556
                                                                  ============

(c) Non-income producing security.
(d) An American Depository Receipt (ADR) is a certificate issued by a U.S. bank representing the right to receive securities of the foreign issuer described. The values of ADRs are significantly influenced by trading on exchanges not located in the United States or Canada.
(e) Denominated in Canadian dollars.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS MANAGED SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value....................................           $146,511,094
 Cash....................................................                135,411
 Receivable for:
 Fund shares sold........................................                 51,543
 Dividends and interest..................................              1,109,230
 Foreign taxes...........................................                  1,161
                                                                    ------------
                                                                     147,808,439
LIABILITIES
 Payable for:
 Fund shares redeemed....................................  $117,533
 Withholding taxes.......................................       263
 Dividends declared......................................        14
 Accrued expenses:
 Management fees.........................................    62,259
 Deferred trustees' fees.................................    30,097
 Other expenses..........................................    62,537
                                                           --------
                                                                         272,703
                                                                    ------------
                                                                    $147,535,736
                                                                    ============
NET ASSETS
 Net Assets consist of:
 Capital paid in.........................................           $112,364,892
 Undistributed net investment income.....................                 45,930
 Accumulated net realized gains..........................                356,254
 Unrealized appreciation on investments and foreign
  currency...............................................             34,768,660
                                                                    ------------
NET ASSETS...............................................           $147,535,736
                                                                    ============
Computation of offering price:
Net asset value and redemption price per share
 ($147,535,736 divided by 902,267 shares of beneficial
 interest)...............................................           $     163.52
                                                                    ============
Identified cost of investments...........................           $111,742,538
                                                                    ============


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Dividends..........................................              $ 2,472,077(a)
 Interest...........................................                3,879,528
                                                                  -----------
                                                                    6,351,605
EXPENSES
 Management fees....................................  $   675,739
 Trustees' fees and expenses........................       34,040
 Custodian..........................................       63,948
 Audit and tax services.............................       15,400
 Legal..............................................       12,300
 Printing...........................................       58,064
 Registration.......................................            7
 Miscellaneous......................................        4,504
                                                      -----------
  Total expenses....................................      864,002
                                                                      864,002
                                                                  -----------
NET INVESTMENT INCOME...............................                5,487,603
REALIZED AND UNREALIZED GAIN ON INVESTMENTS, FUTURES
 CONTRACTS AND FOREIGN CURRENCY TRANSACTIONS
 Realized gain on:
 Investments--net...................................    2,204,391
 Futures contracts closed--net......................       84,750
 Foreign currency transactions--net.................      277,284
                                                      -----------
  Total realized gain on investments and foreign
   currency transactions............................    2,566,425
                                                      -----------
 Unrealized appreciation on:
 Investments--net...................................   28,568,142
 Foreign currency transactions--net                           105
                                                      -----------
  Total unrealized appreciation on investments and
   foreign currency transactions....................   28,568,247
                                                      -----------
Net gain on investment transactions.................               31,134,672
                                                                  -----------
NET INCREASE IN NET ASSETS FROM OPERATIONS..........              $36,622,275
                                                                  ===========

(a) Net of foreign taxes of: $17,070

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS MANAGED SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                      YEAR ENDED    YEAR ENDED
                                                     DECEMBER 31,  DECEMBER 31,
                                                         1994          1995
                                                     ------------  ------------
FROM OPERATIONS
 Net investment income.............................  $  4,885,826  $  5,487,603
 Net realized gain (loss) on investments and for-
  eign currency transactions.......................    (1,227,890)    2,566,425
 Unrealized appreciation (depreciation) on invest-
  ments, and foreign currency transactions.........    (4,971,428)   28,568,247
                                                     ------------  ------------
 INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS.    (1,313,492)   36,622,275
                                                     ------------  ------------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income.............................    (4,847,688)   (5,487,603)
 In excess of net investment income................             0      (212,274)
 Net realized gain on investments..................             0      (764,206)
                                                     ------------  ------------
                                                       (4,847,688)   (6,464,083)
                                                     ------------  ------------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares......................    38,433,190    22,221,525
 Net asset value of shares issued in connection
  with the reinvestment of:
 Distributions from net investment income..........     4,847,688     5,699,877
 Distributions from net realized gain..............             0       764,206
                                                     ------------  ------------
                                                       43,280,878    28,685,608
 Cost of shares redeemed...........................   (36,581,093)  (33,185,396)
                                                     ------------  ------------
 INCREASE (DECREASE) IN NET ASSETS DERIVED FROM
  CAPITAL SHARE TRANSACTIONS.......................     6,699,785    (4,499,788)
                                                     ------------  ------------
 TOTAL INCREASE IN NET ASSETS......................       538,605    25,658,404
NET ASSETS
 Beginning of the year.............................   121,338,727   121,877,332
                                                     ------------  ------------
 End of the year...................................  $121,877,332  $147,535,736
                                                     ============  ============
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year.............................  $      6,388  $         85
                                                     ============  ============
 End of the year...................................  $         85  $     45,930
                                                     ============  ============
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares....................       285,556       150,563
 Issued in connection with the reinvestment of:
 Distributions from net investment income..........        37,014        35,150
 Distributions from net realized gain..............             0         4,713
                                                     ------------  ------------
                                                          322,570       190,426
 Redeemed..........................................      (271,720)     (223,554)
                                                     ------------  ------------
 Net change........................................        50,850       (33,128)
                                                     ============  ============

FINANCIAL HIGHLIGHTS

                                         YEAR ENDED DECEMBER 31,
                                ----------------------------------------------
                                 1991     1992      1993      1994      1995
                                -------  -------  --------  --------  --------
Net Asset Value, Beginning of
 Year.......................... $112.79  $127.87  $ 130.26  $ 137.18  $ 130.30
                                -------  -------  --------  --------  --------
Income From Investment Opera-
 tions
 Net Investment Income.........    6.41     5.14      4.35      5.42      6.34
 Net Realized and Unrealized
  Gain (Loss) on Investments...   16.23     3.45      9.58     (6.92)    34.33
                                -------  -------  --------  --------  --------
 Total From Investment Opera-
  tions........................   22.64     8.59     13.93     (1.50)    40.67
                                -------  -------  --------  --------  --------
Less Distributions
 Distributions From Net Invest-
  ment Income..................   (6.41)   (5.13)    (4.36)    (5.38)    (6.34)
 Distributions in Excess of Net
  Investment Income............    0.00     0.00      0.00      0.00     (0.23)
 Distributions From Net Real-
  ized Capital Gains...........   (1.15)   (1.07)    (2.65)     0.00     (0.88)
                                -------  -------  --------  --------  --------
 Total Distributions...........   (7.56)   (6.20)    (7.01)    (5.38)    (7.45)
                                -------  -------  --------  --------  --------
Net Asset Value, End of Year... $127.87  $130.26  $ 137.18  $ 130.30  $ 163.52
                                =======  =======  ========  ========  ========
TOTAL RETURN (%)...............   20.17     6.70     10.65     (1.11)    31.26
Ratio of Operating Expenses to
 Average Net Assets (%)........    0.55     0.54      0.53      0.54      0.64
Ratio of Net Investment Income
 to Average Net Assets (%).....    5.45     5.32      3.65      3.98      4.06
Portfolio Turnover Rate (%)....      36       36        22        76        51
Net Assets, End of Year (000).. $49,995  $77,575  $121,339  $121,877  $147,536

                See accompanying notes to financial statements.

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES
PORTFOLIO MANAGERS: STEVEN GUTERMAN, PETER J. WILBY AND DAVID SCOTT; SALOMON BROTHERS ASSET MANAGEMENT INC

                                        MARKET REVIEW

 Photo Steven     Photo Peter J. Wilby   The U.S. fixed income markets staged
   Guterman an impressive rally during 1995, supported by signs of economic weakness and an overall shift in investor sentiment that the Federal Reserve Board's next move would be to ease short term rates. During the year, the Series allocated its assets among U.S. investment grade,
                                       International Government, U.S. high
                                       yield and emerging markets debt
                                       sectors. The heaviest weighting was
                                       given to the U.S. high yield sector,
                                       as improvement in credit fundamentals
                   and near record cash flows into mutual funds continued to provide strong support for this sector. The Series also maintained about a 22% allocation to the emerging debt market sector for most of the year. The emerging debt markets did trade off in the early part of the year due to the reaction to the Mexican peso devaluation. However, the market rebounded as the outlook for sovereign risk improved and better technical factors ensued. During the year, Poland was awarded an investment grade rating, marking a positive contribution to the Series. We continue to believe that this sector offers attractive long term total return opportunities.


  Photo David
     Scott

                     On the international government side, the Series
                   maintained an underweighting in
Japanese government bonds and an overweighting in German government bonds. The non- dollar positions continued to be hedged to minimize currency risk. We believe that prospects for growth for both Japan and Europe will be below trend over the next six months. In addition, we expect the Bundesbank to ease its discount rate in the next several months.

  Finally, the U.S. investment grade sector made a positive contribution to the Series as Treasuries rallied through out the year. Low inflation and declining interest rates contributed to the overall positive returns for the fixed income markets.

  On a net asset value basis, the Series posted a 19.38% total return for the one year period versus 18.47% for the Lehman Brothers Aggregate Index./3/

OUTLOOK AND STRATEGY

  During the fourth quarter, yield spreads widened in the high yield sector. We expect the market to snap back as credit fundamentals remain favorable and spreads continue to look attractive. Improving credit quality from favorable earnings and debt reduction as well as near-record flows into mutual funds may continue to provide strong support to the high yield market. The emerging markets sector continues to be viewed positively, as it appears problems in Latin America will eventually be resolved and that governments will continue to make significant progress in restoring investor confidence. The outlook for the investment grade sector remains positive as well. We continue to be sanguine about the prospects for a budget deal out of Washington, moderate economic growth and continued low inflation that will allow the Federal Reserve to lower short-term interest rates further. We anticipate bond yields to remain stable under an environment of gradual Federal Reserve easing of short-term rates and economic growth that will be positive but lackluster.

                                              FUND FACTS
                                              GOAL: a high level of total
                                              return consistent with the
                                              preservation of capital.
                                              START DATE: October 31, 1994
                                              SIZE: $9.5 million as of December
                                              31, 1995
                                              MANAGERS: Steven Guterman, Peter
                                              Wilby and David Scott have
                                              managed the Series since its
                                              inception in October of 1994. Mr.
                                              Guterman, Mr. Wilby and Mr. Scott
                                              also have managed the Salomon
                                              Brothers Investment Series--
                                              Strategic Bond Fund since March
                                              1995. They have also managed the
                                              North American Funds--Strategic
                                              Income Fund since March 1993. Mr.
                                              Wilby also manages the Salomon
                                              Brothers Investment Series--High
                                              Yield Bond Fund.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Salomon Brothers   Lipper Variable General
              Strategic Bond     Bond Fund Average
              Opportunities

1995             19.38%               17.92%

Since
Inception        14.99%                 --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index


                             Salomon Brothers      Lehman
                                Strategic         Brothers
                                Bond Opp.         Aggregate
                                 Series          Bond Index(3)
                             ---------------     -------------
10/31/94                     $10,000             $10,000
    1994                     $ 9,860             $ 9,898
    1995                     $11,771             $11,835

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

BONDS & NOTES--80.4% OF TOTAL NET ASSETS

    FACE
   AMOUNT                                                            VALUE (a)
             CORPORATE BONDS--31.6%
 $   150,000 American Safety Razor Co. 9.875%, 8/01/05...........   $   153,000
     150,000 Bally's Park Place Funding 9.250%, 3/15/04..........       151,875
     100,000 Berry Plastics 12.250%, 4/15/04.....................       105,750
     150,000 Borg Warner Sec. Corp.
              9.125%, 5/01/03....................................       135,187
     150,000 Cole National Group, Inc. 11.250%, 10/01/01.........       150,750
     100,000 Crown Paper Co. 11.000%, 9/01/05....................        87,750
     100,000 Empress River Casino Financial Corp. 10.750%,
              4/01/02............................................       103,250
     150,000 Grand Casino, Inc.
              10.125%, 12/01/03..................................       156,750
     150,000 Harris Chemical of North America, Inc. Zero Coupon,
              7/15/01 (n)........................................       144,000
     100,000 Herff Jones, Inc. 11.000%, 8/15/05..................       107,250
     200,000 In Flight Phone Corp.
              zero coupon, 5/15/02(j) (n)........................        74,000
     150,000 Jordan Industries, Inc.
              10.375%, 8/01/03...................................       133,500
     150,000 Katz Corp. 12.750%, 11/15/02 .......................       158,063
     250,000 Marcus Cable Co.
              Zero Coupon, 12/15/05 (n)..........................       170,000
     150,000 Pathmark Stores, Inc. 9.625%, 5/01/03...............       145,313
     150,000 RBX Corp. 11.250%, 10/15/05.........................       148,125
     150,000 Renco Metals, Inc. 12.000%, 7/15/00.................       151,500
     150,000 Selmer, Inc. 11.000%, 5/15/05.......................       148,875
     150,000 Sinclair Broadcast Group, Inc. 10.000%, 9/30/05.....       153,750
     100,000 Specialty Retailers, Inc. 11.000%, 8/15/03..........        91,000
     150,000 Telex Communications, Inc. 12.000%, 7/15/04.........       154,875
     100,000 United States Leasing International 8.450%, 1/25/05.       114,291
      50,000 Waters Corp. 12.750%, 9/30/04.......................        56,625
                                                                    -----------
                                                                      2,995,479
                                                                    -----------
             FOREIGN CORPORATE BONDS--1.7%
     300,000 International Semi Tech. Zero Coupon, 8/15/03 (n)...       163,500
                                                                    -----------
             FOREIGN GOVERNMENT BONDS--29.6%
     400,000 Argentina (Republic of)
              6.5000%, 3/31/05...................................       285,000
   1,000,000 Belgium (Kingdom of) 6.500%, 3/31/05(c).............        33,530
     583,665 Brazil (Federal Republic of) C Bonds 4.000%,
              4/15/14............................................       334,878
     190,000 Brazil (Federal Republic of) 6.6875%, 1/01/01.......       169,290
     250,000 Brazil (Federal Republic of) 4.250%, 4/15/24........       132,813

    FACE
   AMOUNT                                                            VALUE (a)
 $   500,000 Bulgaria (National Republic of) 2.000%, 7/28/12.....   $   132,500
      14,000 Canada (Government of) 6.250%, 2/01/98(d)...........        10,304
      28,000 Canada (Government of) 9.000%, 12/01/04(d)..........        23,110
      30,000 Denmark (Kingdom of) 7.000%, 12/15/04(e)............         5,381
      60,000 Denmark (Kingdom of) 9.000%, 11/15/98(e)............        11,771
      50,000 Dutch (Government of) 6.250%, 7/15/98(f)............        32,639
      45,000 Dutch (Government of) 7.000%, 6/15/05(f)............        29,992
     500,000 Ecuador (Republic of) 3.000%, 2/28/25...............       181,563
     210,000 Germany (Federal Republic of) 6.000%, 2/20/98(g)....       152,540
     290,000 Germany (Federal Republic of) 8.375%, 5/21/01(g)....       231,413
     120,000 Germany (Federal Republic of) 7.375%, 1/03/05(g)....        91,416
  75,000,000 Italy (Republic of) 9.500%, 12/01/97(h).............        46,730
  30,000,000 Italy (Republic of) 9.500%, 1/01/05(h)..............        17,693
      50,000 Indah Kiat International Finance Co.
              12.500%, 6/15/06 ..................................        52,188
   9,000,000 Japan 4.200%, 9/21/15(i)............................        93,138
     250,000 Mexico Par Series B 6.250%, 12/31/19(j).............       163,750
     700,000 Poland (Republic of) 3.750%, 10/27/14...............       451,500
     430,000 Spain (Government of) 10.000%, 2/28/05(k)...........         3,595
   2,320,000 Spain (Government of) 11.450%, 8/30/98(k)...........        20,098
      65,000 UK Treasury 7.000%, 11/06/01(l).....................       101,073
                                                                    -----------
                                                                      2,807,905
                                                                    -----------
             U.S. GOVERNMENT BONDS--17.5%
     500,000 Federal Home Loan Bank 6.490%, 9/08/97..............       509,735
     375,000 Federal National Mortgage Association 7.520%,
              8/26/05............................................       381,900
     300,000 Federal National Mortgage Association 6.500%,
              1/01/99............................................       296,343
      90,000 United States Treasury Bond 6.125%, 5/31/97.........        91,139
     100,000 United States Treasury Bond 5.625%, 11/30/00........       100,996
     100,000 United States Treasury Bond 6.500%, 8/15/05.........       106,615
     150,000 United States Treasury Bond 6.875%, 8/15/25.........       169,171
                                                                    -----------
                                                                      1,655,899
                                                                    -----------
             Total Bonds & Notes
              (Identified Cost $7,433,037).......................     7,622,783
                                                                    -----------


                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

SHORT-TERM INVESTMENTS--19.7%

    FACE
   AMOUNT                                                           VALUE (a)
 $ 1,869,000 Repurchase agreement with State Street Bank & Trust
              Company dated 12/29/95 at 5.750% to be repurchased
              at $1,870,194 on 1/2/96 collateralized by
              $1,900,000. U.S. Treasury Note 5.125% due 4/30/98
              with a value of $1,911,039........................   $ 1,869,000
                                                                   -----------
             Total Short-Term Investment
              (Identified Cost $1,869,000)......................     1,869,000
                                                                   -----------
             Total Investments--100.1%
              (Identified Cost $9,302,037)(b)...................     9,491,783
             Cash and Receivables(m)............................     2,155,052
             Liabilities........................................    (2,162,711)
                                                                   -----------
             TOTAL NET ASSETS--100%.............................   $ 9,484,124
                                                                   ===========
(a) See Note 1a.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost of $9,303,178 for federal income tax purposes was as follows:
             Aggregate gross unrealized appreciation for all
              investments in which there is an excess of value
              over tax cost.....................................   $   283,052
             Aggregate gross unrealized depreciation for all
              investments in which there is an excess of tax
              cost over value...................................       (94,447)
                                                                   -----------
             Net unrealized appreciation........................   $   188,605
                                                                   ===========

(c) Denominated in Belgium francs.
(d) Denominated in Canadian dollars.
(e) Denominated in Danish kroner.
(f) Denominated in Netherland guilden.
(g) Denominated in German marks.
(h) Denominated in Italian lire.
(i) Denominated in Japanese yen.
(j) Rights attached.
(k) Denominated in Spanish pesetas.
(l) Denominated in Great British pound sterling.
(m) Including deposits in foreign denominated currencies with a value of $21,814 and a cost of $21,724.
(n) Debt obligation initially issued in zero coupon form which converts to coupon form at a specified rate and date.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
Investments at value:
 Securities.............................................             $ 7,622,783
 Repurchase agreements..................................               1,869,000
                                                                     -----------
  Total investments.....................................               9,491,783
 Cash...................................................                     145
 Foreign cash at value..................................                  21,814
 Receivable for:
 Fund shares sold.......................................                 120,471
 Open forward currency contracts........................               1,800,807
 Accrued interest.......................................                 187,837
 Foreign taxes..........................................                     271
 Due from advisor.......................................                  16,000
 Unamortized organization expense.......................                   7,707
                                                                     -----------
                                                                      11,646,835
LIABILITIES
 Payable for:
 Securities purchased...................................  $  295,750
 Open forward currency contracts........................   1,837,293
 Fund shares redeemed...................................         450
 Withholding Taxes......................................         288
 Accrued expenses:
 Management fees........................................       2,288
 Other expenses.........................................      26,642
                                                          ----------
                                                                       2,162,711
                                                                     -----------
                                                                     $ 9,484,124
                                                                     ===========
NET ASSETS
 Net Assets consist of:
 Capital paid in........................................             $ 9,260,335
 Undistributed net investment income....................                  50,354
 Accumulated net realized gains.........................                  19,941
 Unrealized appreciation on investments, forward
  contracts and foreign currency........................                 153,494
                                                                     -----------
NET ASSETS..............................................             $ 9,484,124
                                                                     ===========
Computation of offering price:
Net asset value and redemption price per share
 ($9,484,124 divided by 874,477 shares of beneficial
 interest)..............................................             $     10.85
                                                                     ===========
Identified cost of investments..........................             $ 9,302,037
                                                                     ===========


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Interest................................................            $506,785(a)
                                                                     --------
                                                                      506,785
EXPENSES
 Management fees.........................................  $ 35,085
 Trustees' fees and expenses.............................    15,052
 Custodian...............................................    47,259
 Audit and tax services..................................    19,800
 Legal...................................................    10,821
 Printing................................................     1,550
 Registration............................................         7
 Insurance...............................................        49
 Amortization of organization expenses...................     2,345
 Miscellaneous...........................................     2,033
                                                           --------
  Total expenses.........................................   134,001
  Less expenses assumed by the investment adviser........   (88,120)   45,881
                                                           --------  --------
NET INVESTMENT INCOME....................................             460,904
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS,
 FORWARD CURRENCY CONTRACTS AND FOREIGN CURRENCY
 TRANSACTIONS
 Realized gain on:
 Investments--net........................................   238,818
 Foreign currency transactions--net......................     9,623
                                                           --------
  Total realized gain on investments and foreign currency
   transactions..........................................   248,441
                                                           --------
 Unrealized appreciation (depreciation) on:
 Investments--net........................................   222,618
 Foreign currency transactions--net......................   (14,528)
                                                           --------
  Total unrealized appreciation on investments, forwards
   contracts and foreign currency transactions...........   208,090
                                                           --------
Net gain on investment transactions......................             456,531
                                                                     --------
NET INCREASE IN NET ASSETS FROM OPERATIONS...............            $917,435
                                                                     ========

(a) Net of foreign taxes of: $889

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                 FOR THE PERIOD
                                              OCTOBER 31, 1994 (a)  YEAR ENDED
                                                    THROUGH        DECEMBER 31,
                                               DECEMBER 31, 1994       1995
                                              -------------------- ------------
FROM OPERATIONS
 Net investment income......................      $    40,922      $   460,904
 Net realized gain (loss) on investments and
  foreign currency transactions.............          (36,161)         248,441
 Unrealized appreciation (depreciation) on
  investments, and foreign currency transac-
  tions.....................................          (54,596)         208,090
                                                  -----------      -----------
 INCREASE (DECREASE) IN NET ASSETS FROM OP-
  ERATIONS..................................          (49,835)         917,435
                                                  -----------      -----------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income......................          (40,922)        (435,233)
 In excess of investment income.............           (1,078)               0
 Net realized gain on investments...........                0         (170,001)
                                                  -----------      -----------
                                                      (42,000)        (605,234)
                                                  -----------      -----------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares...............        1,060,215        9,873,846
 Net asset value of shares issued in connec-
  tion with the reinvestment of:
 Distributions from net investment income...           42,000          435,233
 Distributions from net realized gain.......                0          170,001
                                                  -----------      -----------
                                                    1,102,215       10,479,080
 Cost of shares redeemed....................       (1,060,215)      (4,757,322)
                                                  -----------      -----------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL
  SHARE TRANSACTIONS........................           42,000        5,721,758
                                                  -----------      -----------
 TOTAL INCREASE (DECREASE) IN NET ASSETS....          (49,835)       6,033,959
NET ASSETS
 Beginning of the year......................        3,500,000        3,450,165
                                                  -----------      -----------
 End of the year............................      $ 3,450,165      $ 9,484,124
                                                  ===========      ===========
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year......................      $         0      $         0
                                                  ===========      ===========
 End of the year............................      $         0      $    50,354
                                                  ===========      ===========
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares.............          106,727          919,222
 Issued in connection with the reinvestment
  of:
 Distributions from net investment income...            4,325           40,562
 Distributions from net realized gain.......                0           15,844
                                                  -----------      -----------
                                                      111,052          975,628
 Redeemed...................................         (106,727)        (455,476)
                                                  -----------      -----------
 Net change.................................            4,325          520,152
                                                  ===========      ===========

(a) Commencement of Operations

FINANCIAL HIGHLIGHTS

                                                 OCTOBER 31, 1994 *  YEAR ENDED
                                                      THROUGH       DECEMBER 31,
                                                 DECEMBER 31, 1994      1995
                                                 ------------------ ------------
Net Asset Value, Beginning of Year.............        $10.00          $ 9.74
                                                       ------          ------
INCOME FROM INVESTMENT OPERATIONS
 Net Investment Income.........................          0.12            0.58
 Net Realized and Unrealized Gain (Loss) on
  Investments..................................         (0.26)           1.30
                                                       ------          ------
 Total From Investment Operations..............         (0.14)           1.88
                                                       ------          ------
LESS DISTRIBUTIONS
 Distributions From Net Investment Income......         (0.12)          (0.55)
 Distributions From Net Realized Capital Gains.          0.00           (0.22)
                                                       ------          ------
 Total Distributions...........................         (0.12)          (0.77)
                                                       ------          ------
Net Asset Value, End of Year...................        $ 9.74          $10.85
                                                       ======          ======
TOTAL RETURN (%)...............................         (1.40)***       19.38
Ratio of Operating Expenses to Average Net
 Assets (%)....................................          0.85 **         0.84
Ratio of Net Investment Income to Average Net
 Assets (%)....................................          7.05 **         8.39
Portfolio Turnover Rate (%)....................           403             202
Net Assets, End of Year (000)..................        $3,450          $9,484
The ratios of expenses to average net assets
 without giving effect to the voluntary expense
 limitations described in Note 4 to the
 Financial Statements would have been (%)......          2.01 **         2.44

* Commencement of Operations
** Computed on an annualized basis.
*** Not computed on an annualized basis.

                See accompanying notes to financial statements.

BACK BAY ADVISORS BOND INCOME SERIES
PORTFOLIO MANAGER: CATHY BUNTING; BACK BAY ADVISORS, L.P.(R)

                        MARKET REVIEW

  Photo Cathy
    Bunting               The bond market staged a strong rally in 1995,
                        bouncing back from a disappointing 1994. Early in the year it was clear that investors were optimistic about the outlook for fixed-income securities. That optimism was justified, as the Federal Reserve Board reversed course and lowered rates in July and December.

                          Essentially, it was a year of slow but steady
                        economic growth and a low inflationary environment. Combined with the actions of the Federal Reserve, all conditions were right for an extremely robust bond market.

  Most fixed-income securities benefited. Corporate bonds fared particularly well, outperforming both U.S. government securities and mortgage-backed securities due in large part to rising corporate profits.

  With its emphasis on corporate issues, Back Bay Advisors Bond Income Series turned in a strong performance in 1995. For the year ending December 31, 1995, the Series had a total return of 21.20%. This compares favorably with a return of 15.31% for the Lehman Brothers Intermediate Government/Corporate Bond Index/6/, and 19.31% for the Lipper Variable A-Rated Corporate Bond Fund Average/7/ for the same period. We are pleased to report that your Series ranked 5 out of 26 funds in its Lipper category, for the one-year period ended December 31, 1995.

  Many sectors of the corporate bond market contributed to the Series' positive results. Several were star performers, especially the cable/media industry, where we committed a considerable percentage of the portfolio's assets. This sector profited from an improving corporate financial picture and an overall ratings upgrade that took place over the course of the year.

  Another strong portfolio performer was our investment in Canadian dollar-denominated bonds. These bonds benefited both from currency appreciation and the Canadian market's outperformance of the U.S. government market. The Series' U.S. dollar-denominated Canadian bonds also fared well due to the resolution of the Quebec secession issue in October.

  Approximately 10% of the Series' assets were invested in oil, gas and paper. Coastal Corp. and Oryx Energy offered especially good returns. Both have improved their balance sheets and are potential upgrade candidates in 1996.

  A significant portion of the portfolio was and continues to be invested in utilities, including telephone companies. As a sector, utilities held their own throughout 1995. Today they remain attractively priced, especially when compared to bank obligations, industrials and financials. As utilities go through a period of transition, selecting specific issues on a geographic basis will be critical to success.

  From a credit quality standpoint, we started the year by emphasizing BB and BBB grade bonds, which outperformed higher rated corporate securities. For the first half of 1995, we were well compensated for assuming the additional credit risk associated with these bonds. During the early summer, we grew more conservative and upgraded the portfolio's overall quality to the lower AA range.

  Duration also contributed to the Series' positive results. Duration measures the sensitivity of a bond or bond fund to interest rate moves, taking into account the amount and timing of interest payments as well as "maturity," or how much time remains before return of principal is due. The longer the duration, the more the holding will fluctuate in response to interest rate moves. Low inflation prompted us to be bullish and to push the average out to between 5.5 and 5.7 years--a year longer than the Lehman Aggregate Bond Index/3/. The portfolio was intentionally structured toward the long end of the yield curve, with emphasis on 10- to 30-year maturities. This positioning worked to our advantage, as prices of long-term securities moved up significantly.

OUTLOOK AND STRATEGY

  We still foresee a declining interest rate picture in 1996, with low inflation and slow growth. A recession in late 1996 or early 1997 is possible, but the chances seem remote. As a result, we are emphasizing credit quality and concentrating on sectors such as utilities, telephones, cable/media and oil and gas which are less likely to be adversely affected if a recession does occur.

  Corporate bonds closed out the year at historically tight spreads when compared to U.S. Treasuries securities. That means that investors were not picking up enough of a yield advantage in the corporate sector. This situation led us to upgrade our overall credit quality. As spread gaps narrow further, we will emphasize corporates in the A or AA category.

  We still see further declines in interest rates ahead, which makes us optimistic about the bond market in general. Accordingly, we intend to maintain a duration of about 5.7 years: one year longer than our peer group as measured by the Lehman Brothers Aggregate Bond Index/3/.

  In conclusion, we do not expect to see a repeat of 1995's bond market rally, but we do believe fixed-income investors will enjoy positive returns over the course of the next year. As is our custom, we will continue to actively manage the Series in pursuit of attractive income with reasonable risk to our shareholders.



                                              FUND FACTS
                                              GOAL: a high level of current
                                              income consistent with the
                                              protection of capital and
                                              moderate investment risk.
                                              START DATE: August 26, 1983
                                              SIZE: $162.7 Million as of
                                              December 31, 1995
                                              MANAGER: Catherine Bunting, since
                                              1989. Also portfolio manager of
                                              New England Bond Income Fund
                                              since 1989, she joined Back Bay
                                              Advisors in April 1987.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Back Bay         Lipper Variable
              Bond Income      A-Rated Corporate
                               Bond Fund Average

1 year           21.20%             19.31%

5 years          10.97%              9.62%

10 years         10.03%              9.23%


[A graph representing the following:]
      A $10,000 Investment Compared to an Index


                                 Back Bay           Lehman
                               Bond Income       Intermediate       Cost of
                                  Series        Gov't/Corp.(6)     Living(1)
                             ----------------   --------------    -------------
12/31/85                       $10,000            $10,000          $10,000
    1986                       $11,580            $11,312          $10,110
    1987                       $11,742            $11,727          $10,558
    1988                       $12,728            $12,522          $11,025
    1989                       $14,294            $14,120          $11,537
    1990                       $15,452            $15,415          $12,242
    1991                       $18,233            $17,670          $12,617
    1992                       $19,728            $18,937          $12,983
    1993                       $22,216            $20,602          $13,340
    1994                       $21,470            $20,204          $13,697
    1995                       $26,021            $23,297          $14,055

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS BOND INCOME SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

BONDS & NOTES--92.7% OF TOTAL NET ASSETS

    FACE
   AMOUNT                                                            VALUE (a)
            CORPORATE BONDS AND NOTES--66.3%
            BROADCASTING--1.0%
 $1,500,000 Viacom Inc. 7.625%, 1/15/16..........................   $  1,517,655
                                                                    ------------
            CHEMICALS--3.5%
  4,850,000 Dow Chemical Co.
             8.550%, 10/15/09....................................      5,745,260
                                                                    ------------
            FINANCIAL--6.8%
  4,000,000 American General Financing, 8.450%, 10/15/09.........      4,734,680
  4,160,000 Associates Corp. of North America, 8.550%, 7/15/09...      4,995,203
  1,275,000 Toronto Dominion Bank Ontario, 7.875%, 8/15/04.......      1,394,391
                                                                    ------------
                                                                      11,124,274
                                                                    ------------
            FOREIGN--4.1%
  3,000,000 British Columbia Province Canada,
             7.750%, 06/16/03....................................      2,276,265
  2,000,000 Government of Canada, 9.000%, 12/1/04(c).............      1,650,751
  2,250,000 Government of Canada, 7.500%, 09/01/00(c)............      1,709,555
  1,300,000 Ontario Hydro, 8.875%, 10/25/05(c)...................      1,025,815
                                                                    ------------
                                                                       6,662,386
                                                                    ------------
            LEISURE--2.5%
  1,250,000 ITT Corp. 7.750%, 11/15/25...........................      1,281,250
  2,500,000 Time Warner Inc. 9.150%, 2/01/23.....................      2,865,350
                                                                    ------------
                                                                       4,146,600
                                                                    ------------
            OIL AND GAS--4.7%
  1,050,000 Coastal Corp. 10.000%, 2/01/01.......................      1,217,906
    800,000 Oryx Energy Co. 10.000%, 6/15/99.....................        870,288
  3,290,000 Oryx Energy Co. 10.000%, 4/01/01.....................      3,653,874
    500,000 Oryx Energy Co. 8.000%, 10/15/03.....................        511,200
  1,250,000 USX Marathon Group, 9.125%, 1/15/13..................      1,437,175
                                                                    ------------
                                                                       7,690,443
                                                                    ------------
            PUBLISHING--4.0%
  4,000,000 News America Holdings Inc. 9.500%, 7/15/24...........      4,952,680
  2,150,000 Western Publishing Group, Inc. 7.650%, 9/15/02.......      1,526,500
                                                                    ------------
                                                                       6,479,180
                                                                    ------------

    FACE
   AMOUNT                                                            VALUE (a)
            TELECOMMUNICATIONS--7.7%
 $3,250,000 AT&T Corp. 8.350%, 1/15/25...........................   $  3,706,723
  3,335,000 Tele-Communications Inc. 9.250%, 1/15/23.............      3,643,387
  4,500,000 US West Communication, 8.875%, 6/01/31...............      5,244,525
                                                                    ------------
                                                                      12,594,635
                                                                    ------------
            UTILITIES--(DIVERSIFIED)--10.2%
  1,250,000 Arizona Public Service Co. 10.250%, 5/15/20..........      1,448,950
  1,950,000 Long Island Lighting Co. 8.900%, 7/15/19.............      1,998,555
  1,250,000 New York State Electric & Gas Co. 9.875%, 2/01/20....      1,326,250
  4,250,000 New York State Electric & Gas Co. 8.875%, 11/01/21...      4,662,633
  7,000,000 Tennessee Valley Authority, 6.125%, 7/15/03..........      7,077,490
                                                                    ------------
                                                                      16,513,878
                                                                    ------------
            UTILITIES--(ELECTRIC)--8.9%
  1,500,000 Alabama Power Co.
             8.750%, 12/01/21....................................      1,599,975
  4,200,000 Arizona Public Service Co. 8.000%, 12/30/15..........      4,512,186
  3,244,000 Ohio Edison, 9.120%, 5/30/16.........................      3,331,750
    300,000 Texas Utilities Electric Co. 10.150%, 3/01/99........        335,748
  1,700,000 Texas Utilities Electric Co. 8.875%, 2/01/22.........      2,016,829
  2,400,000 Texas Utilities Electric Co. 8.500%, 8/01/24.........      2,711,784
                                                                    ------------
                                                                      14,508,272
                                                                    ------------
            UTILITIES--(GAS)--3.7%
  3,000,000 ANR Pipeline Co. 7.000% 6/01/25......................      3,179,880
  2,400,000 Southern California Gas Co. 8.750%, 10/01/21.........      2,813,520
                                                                    ------------
                                                                       5,993,400
                                                                    ------------
            YANKEE--9.2%
    900,000 British Columbia Hydro & Power, 12.500%, 9/01/13.....      1,082,088
  1,750,000 Canadian Pac. Limited,
             8.850%, 06/01/22(c).................................      2,031,488
  4,000,000 Hydro Quebec, 8.050%, 7/07/24........................      4,585,160
    600,000 Maxus Energy Corp. 10.190%, 5/09/96..................        603,000
  1,500,000 Maxus Energy Corp. 11.500%, 11/15/15.................      1,560,000

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS BOND INCOME SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

BONDS & NOTES--(CONTINUED)

    FACE
   AMOUNT                                                           VALUE (a)
            YANKEE--(CONTINUED)
 $1,125,000 Mexico (United Mexican State) 6.250%, 12/31/19(d)...   $    736,875
    450,000 Petroleos Mexicanos,
             7.988%, 4/07/97....................................        451,125
  3,100,000 Petroleos Mexicanos,
             8.625%, 12/01/23...................................      2,297,875
  1,500,000 Republic of Coumbia
             8.750%, 10/06/99(c)................................      1,586,625
                                                                   ------------
                                                                     14,934,236
                                                                   ------------
            Total Corporate Bonds and Notes (Identified Cost
             $101,828,372)......................................    107,910,219
                                                                   ------------
            U.S. GOVERNMENT AND AGENCIES--26.4%
     58,620 Federal Home Loan Bank, 9.000%, 5/01/01.............         61,222
     22,724 Federal Home Loan Bank, 9.000%, 9/01/01.............         23,732
  6,000,000 Federal National Mortgage Association, 7.850%,
             9/10/04............................................      6,369,780
  8,512,707 Government National Mortgage Association,
             7.000% with various maturities to 2025.............      8,621,754
  7,031,415 Government National Mortgage Association,
             7.500% with various maturities to 2025.............      7,237,998
  2,361,666 Government National Mortgage Association,
             8.5000% with various maturities to 2022............      2,481,237
    256,441 Government National Mortgage Association,
             9.000%, 10/15/16...................................        271,907
  2,500,000 Student Loan Marketing Association, 7.820%,
             10/14/99...........................................      2,541,050
  1,500,000 U.S. Treasury Notes,
             6.375%, 7/15/99....................................      1,551,810
  2,500,000 U.S. Treasury Notes, 8.500%, 11/15/00...............      2,831,125
  3,500,000 U.S. Treasury Notes,
             8.000%, 5/15/01....................................      3,920,665
  7,000,000 U.S. Treasury Notes,
             5.750%, 8/15/03....................................      7,094,150
                                                                   ------------
            Total U.S. Government and Agencies (Identified Cost
             $42,534,087).......................................     43,006,430
                                                                   ------------
            Total Bonds and Notes
             (Identified Cost $144,362,459).....................    150,916,649
                                                                   ------------


SHORT-TERM INVESTMENTS--5.5%

    FACE
   AMOUNT                                                          VALUE (a)
            COMMERCIAL PAPER--5.5%
 $2,930,000 American Express Credit Corp. 5.000%, 1/02/96......   $  2,929,593
  6,000,000 Household Finance Corp. 5.65%, 1/02/96.............      5,999,058
                                                                  ------------
                                                                     8,928,651
                                                                  ------------
            Total Short-Term Investments (Identified Cost
             $8,928,651).......................................      8,928,651
                                                                  ------------
            Total Investments--98.2%
             (Identified Cost $153,291,110)(b).................    159,845,300
            Cash and Receivables...............................      3,181,792
            Liabilities........................................       (315,142)
                                                                  ------------
            TOTAL NET ASSETS--100%.............................   $162,711,950
                                                                  ============
(a) See Note 1A.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost of $153,322,185 for federal income tax purposes was as follows:
            Aggregate gross unrealized appreciation for all
             investments in which there is an excess of value
             over tax cost.....................................   $  7,425,469
            Aggregate gross unrealized depreciation for all
             investments in which there is an excess of tax
             cost over value...................................       (902,354)
                                                                  ------------
            Net unrealized appreciation........................   $  6,523,115
                                                                  ============
  As of December 1995, the Series had a net tax basis capital loss carryforward as follows:
            Expiring December 31, 2002.........................   $    362,321

(c) Denominated in Canadian dollars.
(d) Rights attached.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS BOND INCOME SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value....................................          $159,845,300
 Cash....................................................                 7,615
 Receivable for:
 Fund shares sold........................................               168,756
 Accrued interest........................................             3,005,421
                                                                   ------------
                                                                    163,027,092
LIABILITIES
 Payable for:
 Fund shares redeemed....................................  155,010
 Withholding Taxes.......................................      157
 Accrued expenses:
 Management fees.........................................   54,164
 Deferred trustees' fees.................................   33,695
 Other expenses..........................................   72,116
                                                           -------
                                                                        315,142
                                                                   ------------
                                                                   $162,711,950
                                                                   ============
NET ASSETS
 Net Assets consist of:
 Capital paid in.........................................          $156,446,786
 Undistributed net investment income.....................                53,292
 Accumulated net realized losses.........................              (341,858)
 Unrealized appreciation on investments and foreign
  currency...............................................             6,553,730
                                                                   ------------
NET ASSETS...............................................          $162,711,950
                                                                   ============
Computation of offering price:
Net asset value and redemption price per share
 ($162,711,950 divided by 1,497,241 shares of beneficial
 interest)...............................................          $     108.67
                                                                   ============
Identified cost of investments...........................          $153,291,110
                                                                   ============


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Interest..............................................              $11,118,852
                                                                     -----------
                                                                      11,118,852
EXPENSES
 Management fees.......................................  $  572,279
 Trustees' fees and expenses...........................      32,681
 Custodian.............................................      77,692
 Audit and tax services................................      15,100
 Legal.................................................      10,175
 Printing..............................................      69,031
 Registration..........................................           7
 Miscellaneous.........................................       6,494
                                                         ----------
  Total expenses.......................................                  783,459
                                                                     -----------
NET INVESTMENT INCOME..................................               10,335,393
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS, AND
 FOREIGN CURRENCY TRANSACTIONS
 Realized gain (loss) on:
 Investments--net......................................   1,968,574
 Foreign currency transactions--net                        (408,762)
                                                         ----------
  Total realized gain on
   investments and foreign currency transactions.......   1,559,812
                                                         ----------
 Unrealized appreciation on:
 Investments--net......................................  15,388,967
 Foreign currency transactions--net....................       3,212
                                                         ----------
  Total unrealized appreciation on investments and
   foreign currency transactions.......................  15,392,179
                                                         ----------
Net gain on investment transactions....................               16,951,991
                                                                     -----------
NET INCREASE IN NET ASSETS FROM OPERATIONS.............              $27,287,384
                                                                     ===========

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS BOND INCOME SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                      YEAR ENDED    YEAR ENDED
                                                     DECEMBER 31,  DECEMBER 31,
                                                         1994          1995
                                                     ------------  ------------
FROM OPERATIONS
 Net investment income.............................  $  8,708,335  $ 10,335,393
 Net realized gain (loss) on investments and for-
  eign currency transactions.......................    (2,245,611)    1,559,812
 Unrealized appreciation (depreciation) on invest-
  ments, and foreign currency transactions.........   (10,925,944)   15,392,179
                                                     ------------  ------------
 INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS.    (4,463,220)   27,287,384
                                                     ------------  ------------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income.............................    (8,697,370)   (9,888,438)
 In excess of net investment income................        (6,472)            0
                                                     ------------  ------------
                                                       (8,703,842)   (9,888,438)
                                                     ------------  ------------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares......................    50,909,294    46,886,957
 Net asset value of shares issued in connection
  with the reinvestment of:
 Distributions from net investment income..........     8,703,842     9,888,437
                                                     ------------  ------------
                                                       59,613,136    56,775,394
 Cost of shares redeemed...........................   (51,454,492)  (37,696,007)
                                                     ------------  ------------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL SHARE
  TRANSACTIONS.....................................     8,158,644    19,079,387
                                                     ------------  ------------
 TOTAL INCREASE (DECREASE) IN NET ASSETS...........    (5,008,418)   36,478,333
NET ASSETS
 Beginning of the year.............................   131,242,035   126,233,617
                                                     ------------  ------------
 End of the year...................................  $126,233,617  $162,711,950
                                                     ============  ============
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year.............................  $          0  $          0
                                                     ============  ============
 End of the year...................................  $          0  $     53,292
                                                     ============  ============
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares....................       493,361       440,564
 Issued in connection with the reinvestment of:
 Distributions from net investment income..........        90,987        91,832
                                                     ------------  ------------
                                                          584,348       532,396
 Redeemed..........................................      (499,476)     (356,518)
                                                     ------------  ------------
 Net change........................................        84,872       175,878
                                                     ============  ============

FINANCIAL HIGHLIGHTS

                                         YEAR ENDED DECEMBER 31,
                                ----------------------------------------------
                                 1991     1992      1993      1994      1995
                                -------  -------  --------  --------  --------
Net Asset Value, Beginning of
 Year.......................... $ 97.61  $103.44  $ 103.47  $ 106.14  $  95.53
                                -------  -------  --------  --------  --------
Income From Investment Opera-
 tions
 Net Investment Income.........    8.53     7.96      5.70      7.05      7.34
 Net Realized and Unrealized
  Gain (Loss) on Investments...    8.90     0.51      7.38    (10.61)    12.85
                                -------  -------  --------  --------  --------
 Total From Investment Opera-
  tions........................   17.43     8.47     13.08     (3.56)    20.19
                                -------  -------  --------  --------  --------
Less Distributions
 Distributions From Net Invest-
  ment Income..................   (9.47)   (6.87)    (6.20)    (7.05)    (7.05)
 Distributions In Excess of Net
  Investment Income............    0.00     0.00     (0.05)     0.00      0.00
 Distributions From Net Real-
  ized Capital Gains...........   (2.13)   (1.57)    (4.16)     0.00      0.00
                                -------  -------  --------  --------  --------
 Total Distributions...........  (11.60)   (8.44)   (10.41)    (7.05)    (7.05)
                                -------  -------  --------  --------  --------
Net Asset Value, End of Year... $103.44  $103.47  $ 106.14  $  95.53  $ 108.67
                                =======  =======  ========  ========  ========
TOTAL RETURN (%)...............   17.96     8.18     12.61     (3.36)    21.20
Ratio of Operating Expenses to
 Average Net Assets (%)........    0.45     0.44      0.43      0.44      0.55
Ratio of Net Investment Income
 to Average Net Assets (%).....    8.27     7.70      6.47      6.75      7.22
Portfolio Turnover Rate (%)....     193       71       177        82        73
Net Assets, End of Year (000).. $49,369  $83,057  $131,242  $126,234  $162,712

As of January 1, 1993, the Bond Income Series discontinued the use of equalization accounting.

                See accompanying notes to financial statements.

SALOMON BROTHERS U.S. GOVERNMENT SERIES
PORTFOLIO MANAGERS: STEVEN GUTERMAN AND ROGER LAVAN; SALOMON BROTHERS ASSET MANAGEMENT INC

                                        MARKET REVIEW

  Photo Steven      Photo Roger Lavan
    Guterman                              The U.S. fixed income markets staged
                                        an impressive rally during 1995,
                                        supported by signs of economic weakness
                                        and an overall shift in investor
                                        sentiment that the Federal Reserve
                                        Board's next move would be to ease
                                        short term rates. As the year began, we
                                        lengthened the Series' average duration
                                        and concentrated investment in the
                                        intermediate portion of the yield curve
                                        to participate in the rally. We also
                                        reduced the exposure to mortgage
                                        securities to protect the Series from
prepayments resulting from increased refinancing activity. Moving into the second half of the year, we shifted to a neutral duration position as economic indicators revealed that a recession threat was subsiding. The Series decreased its holdings of collateralized mortgage obligations and government agency debentures as yield spreads on those securities (relative to U.S. Treasury obligations) tightened. Proceeds from the liquidations were invested into Treasuries and discount 15 year mortgage pass-through securities.

  On a net asset value basis, the Series posted a 15.02% return for the one year period. This compares favorably with the 14.43% return for the Lehman Brothers Intermediate Government Bond Index./5/

OUTLOOK AND STRATEGY

  We expect some steepening of the yield curve over the next several months and continue to favor a bullet structure for the Fund to take advantage of this. We continue to look for an economic environment characterized by slow growth and low inflation.

                                              FUND FACTS

                                              GOAL: a high level of current
                                              income consistent with the
                                              preservation of capital and
                                              maintenance of liquidity.

                                              START DATE: October 31, 1994

                                              SIZE: $7.5 million

                                              MANAGERS: Steven Guterman and
                                              Roger Lavan have managed the
                                              Series since its inception in
                                              1994. Mr. Guterman and Mr. Lavan
                                              have also managed the Salomon
                                              Brothers Investment Series--U.S.
                                              Government Income Fund since
                                              March 1995 and the North American
                                              Funds--U.S. Government Securities
                                              Fund since 1992. They both joined
                                              Salomon Brothers Asset Management
                                              Inc in 1990.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Salomon Brothers   Lipper Variable
              U.S. Govt.         US Mortgage and GNMA
                                 Fund Average

1995             15.02%               15.03%

Since
Inception        13.32%                 --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index


                                                 Lehman
                                Salomon         Brothers
                                 Bros.         Intermediate
                                US Gov't       Government(5)
                             ---------------   -------------
10/31/94                     $10,000             $10,000
    1994                     $10,060             $10,047
    1995                     $11,571             $11,497

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(SALOMON BROS. U.S. GOVERNMENT SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

BONDS & NOTES--92.0% OF TOTAL NET ASSETS

   FACE
  AMOUNT                                                              VALUE (a)
           FEDERAL AGENCY--60.9%
 $ 250,000 Federal Home Loan Banks
            6.49%, 9/08/97..........................................  $  254,867
   300,000 Federal Home Loan Banks
            5.94%, 6/13/00..........................................     304,188
   391,841 Federal Home Loan Mortgage
            6.00%, 10/01/10.........................................     388,291
   363,770 Federal Home Loan Mortgage
            6.00%, 2/15/13..........................................     362,977
 1,999,998 Federal National Mortgage Association
            6.50%, 12/01/10.........................................   2,012,498
   132,095 Federal National Mortgage Association
            11.50%, 02/01/20........................................     148,648
   450,000 Federal National Mortgage Association
            Pool TBA
            6.50%, 10/01/25.........................................     444,515
   350,000 Government National Mortgage Association TBA
            7.00%, 12/15/24.........................................     353,937
   300,000 Student Loan Marketing Association
            7.50%, 3/08/00..........................................     321,537
                                                                      ----------
                                                                       4,591,458
                                                                      ----------
           U.S. TREASURY--31.1%
   350,000 U.S. Treasury Bond
            8.875%, 8/15/17.........................................     468,857
   600,000 U.S. Treasury Notes
            7.75%, 1/31/00..........................................     652,350
   200,000 U.S. Treasury Notes
            6.75%, 4/30/00..........................................     210,590
 1,000,000 U.S. Treasury Notes
            5.75%, 10/31/00.........................................   1,015,470
                                                                      ----------
                                                                       2,347,267
                                                                      ----------
           Total Bonds & Notes
            (Identified Cost $6,744,361)............................   6,938,725
                                                                      ----------

SHORT-TERM INVESTMENTS--17.4%

    FACE
   AMOUNT                                                           VALUE (a)
 $1,314,000 Repurchase agreement with State Street Bank & Trust
             Company dated 12/29/95 at 5.75% to be repurchased at
             $1,314,840 on 1/2/96 collateralized by 1,335,000
             U.S. Treasury Note 5.125% due 4/30/98 with a value
             of $1,324,854.......................................   $1,314,000
                                                                    ----------
            Total Short-Term Investments
             (Identified Cost $1,314,000)........................    1,314,000
                                                                    ----------
            Total Investments--109.4%
             (Identified Cost $8,058,361)(b).....................    8,252,725
            Cash and Receivables.................................      110,456
            Liabilities..........................................     (821,145)
                                                                    ----------
            TOTAL NET ASSETS--100%...............................   $7,542,036
                                                                    ==========

(a) See Note 1a.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost of $8,059,236 for federal income tax purposes was as follows:
            Aggregate gross unrealized appreciation for all in-
             vestments in which there is an excess of value over
             tax cost............................................   $  194,439
            Aggregate gross unrealized depreciation for all in-
             vestments in which there is an excess of tax cost
             over value..........................................         (950)
                                                                    ----------
            Net unrealized appreciation..........................   $  193,489
                                                                    ==========

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(SALOMON BROTHERS U.S. GOVERNMENT SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
Investments at value:
 Securities................................................           $6,938,725
 Repurchase Agreements.....................................            1,314,000
                                                                      ----------
  Total Investments........................................            8,252,725
 Cash......................................................                  343
 Receivable for:
 Fund shares sold..........................................               12,653
 Accrued interest..........................................               74,392
 Due from advisor..........................................               15,361
 Unamortized organization expense..........................                7,707
                                                                      ----------
                                                                       8,363,181
LIABILITIES
 Payable for:
 Securities purchased......................................  $795,977
 Fund shares redeemed......................................        54
 Accrued expenses:
 Management fees...........................................     1,365
 Other expenses............................................    23,749
                                                             --------
                                                                         821,145
                                                                      ----------
                                                                      $7,542,036
                                                                      ==========
NET ASSETS
 Net Assets consist of:
 Capital paid in...........................................           $7,332,248
 Undistributed net investment income.......................                  735
 Accumulated net realized gains............................               14,689
 Unrealized appreciation on
  investments..............................................              194,364
                                                                      ----------
NET ASSETS.................................................           $7,542,036
                                                                      ==========
Computation of offering price:
Net asset value and redemption price per share ($7,542,036
 divided by 683,462 shares of beneficial interest).........           $    11.04
                                                                      ==========
Identified cost of investments.............................           $8,058,361
                                                                      ==========


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Interest...................................................            $240,412
                                                                        --------
                                                                         240,412
EXPENSES
 Management fees............................................  $ 20,446
 Trustees' fees and expenses................................    15,049
 Custodian..................................................    39,052
 Audit and tax services.....................................    19,700
 Legal......................................................    10,824
 Printing...................................................       843
 Registration...............................................         7
 Insurance..................................................        29
 Amortization of organization expenses......................     2,345
 Miscellaneous..............................................     2,351
                                                              --------
  Total expenses............................................   110,646
  Less expenses assumed by the investment adviser...........   (84,623)   26,023
                                                              --------  --------
NET INVESTMENT INCOME.......................................             214,389
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
 Realized gain on investments--net..........................              71,273
 Unrealized appreciation on investments--net................             195,460
                                                                        --------
Net gain on investment transactions.........................             266,733
                                                                        --------
NET INCREASE IN NET ASSETS FROM OPERATIONS..................            $481,122
                                                                        ========

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(SALOMON BROTHERS U.S. GOVERNMENT SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                 FOR THE PERIOD
                                              OCTOBER 31, 1994 (a)
                                                    THROUGH         YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                              -------------------- ------------
FROM OPERATIONS
 Net investment income......................       $   19,034      $   214,389
 Net realized gain (loss) on investments....           (6,247)          71,273
 Unrealized appreciation (depreciation) on
  investments...............................           (1,096)         195,460
                                                   ----------      -----------
 INCREASE IN NET ASSETS FROM OPERATIONS.....           11,691          481,122
                                                   ----------      -----------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income......................          (19,034)        (214,389)
 In excess of net investment income.........             (966)          (1,001)
 Net realized gain on investments...........                0          (50,946)
                                                   ----------      -----------
                                                      (20,000)        (266,336)
                                                   ----------      -----------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares...............        1,051,370        7,348,256
 Net asset value of shares issued in connec-
  tion with the reinvestment of:
 Distributions from net investment income...           20,000          215,390
 Distributions from net realized gain.......                0           50,946
                                                   ----------      -----------
                                                    1,071,370        7,614,592
 Cost of shares redeemed....................       (1,051,370)      (2,299,033)
                                                   ----------      -----------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL
  SHARE TRANSACTIONS........................           20,000        5,315,559
                                                   ----------      -----------
 TOTAL INCREASE IN NET ASSETS...............           11,691        5,530,345
NET ASSETS
 Beginning of the year......................        2,000,000        2,011,691
                                                   ----------      -----------
 End of the year............................       $2,011,691      $ 7,542,036
                                                   ==========      ===========
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year......................       $        0      $         0
                                                   ==========      ===========
 End of the year............................       $        0      $       735
                                                   ==========      ===========
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares.............          111,982          671,863
 Issued in connection with the reinvestment
  of:
 Distributions from net investment income...            2,008           19,652
 Distributions from net realized gain.......                0            4,648
                                                   ----------      -----------
                                                      113,990          696,163
 Redeemed...................................         (111,982)        (214,709)
                                                   ----------      -----------
 Net change.................................            2,008          481,454
                                                   ==========      ===========
(a) Commencement of Operations
FINANCIAL HIGHLIGHTS

                                               OCTOBER 31, 1994*
                                                    THROUGH         YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                              -------------------- ------------
Net Asset Value, Beginning of Year..........       $    10.00      $      9.96
                                                   ----------      -----------
Income From Investment Operations
 Net Investment Income......................             0.10             0.33
 Net Realized and Unrealized Gain (Loss) on
  Investments...............................            (0.04)            1.16
                                                   ----------      -----------
 Total From Investment Operations...........             0.06             1.49
                                                   ----------      -----------
Less Distributions
 Distributions From Net Investment Income...            (0.10)           (0.33)
 Distributions From Net Realized Capital
  Gains.....................................             0.00            (0.08)
                                                   ----------      -----------
 Total Distributions........................            (0.10)           (0.41)
                                                   ----------      -----------
Net Asset Value, End of Year................       $     9.96      $     11.04
                                                   ==========      ===========
TOTAL RETURN (%)............................             0.60***         15.02
Ratio of Operating Expenses to Average Net
 Assets (%).................................             0.70**           0.70
Ratio of Net Investment Income to Average
 Net Assets (%).............................             5.70**           5.62
Portfolio Turnover Rate (%).................            1,409**            415
Net Assets, End of Year (000)...............       $    2,012      $     7,542
The ratios of expenses to average net assets
 without giving effect to the voluntary ex-
 pense limitations described in Note 4 to
 the Financial Statements would have been
 (%)........................................             2.54**           2.90

  * Commencement of operations.
 ** Computed on an annualized basis.
*** Not computed on an annualized basis.

                See accompanying notes to financial statements.

ZENITH BACK BAY ADVISORS MONEY MARKET SERIES
PORTFOLIO MANAGER: JOHN DONOVAN; BACK BAY ADVISORS, L.P.(R)

                    MARKET REVIEW

  Photo John
    Donovan          In 1995 money market yields stabilized, after sharply
                   rising throughout 1994 as short term rates headed upward. In 1994, the Federal Reserve Board hiked short term rates seven times in an effort to slow down the economy. But by mid 1995, economic growth had tapered off, easing inflationary pressures and leading the markets to anticipate possible interest rate cuts by the Fed. Long term rates, which are market driven, dipped dramatically throughout the first half of 1995, in anticipation of imminent Fed easing. Finally, in July and then again in December, the Fed moved to lower short term rates by one-quarter of a percentage point, signaling a reversal in its interest rate policy.

  During the year, money market yields, which tend to lag short-term rates, stabilized in a narrow range. Meanwhile, total assets in money market funds continued to increase as investors sought out the safety and liquidity which money market funds offer.

  The 1995 return of the Series reflects the overall drop in interest rates throughout the year. As of December 31, 1995, the yield for the Series was 5.64%. This yield compares favorably with the average money market deposit accounts (MMDAs), which were yielding 3.23% at year end. (Source: Wall Street Journal, 1/4/96).*

  Throughout the year we correctly anticipated a prolonged period of low inflation and declining interest rates. Consequently, we lengthened considerably the average maturities of the Series to allow us to lock in the higher yields for as long as possible. At year end, the average maturity of the Series was about 76 days compared to 26 days at the end of 1994.

OUTLOOK AND STRATEGY

  We believe that the combination of slow economic growth and benign inflation will continue over the next several months, and that most likely the Federal Reserve will engineer another interest rate cut early in 1996, to sustain the current rate of growth. The balanced budget agreement, if achieved, should lead to reduced growth in federal spending, helping to reduce inflationary pressures. With this outlook, we will continue to run the portfolio at a longer average maturity, to help sustain current income and minimize the impact of declining interest rates.

  No matter what the economic climate and portfolio maturity, we manage the Series conservatively at all times, following strict investment guidelines to seek high current income and stability.*

* Money Market Funds are not insured or guaranteed by the U.S. Government. There can be no assurance that the Series will maintain a stable net asset value of $100.00 per share. MMDAs are insured bank accounts. All performance information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than original cost.

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

FUND FACTS

GOAL: the highest possible level of current income consistent with the preservation of capital.

START DATE: August 1, 1983

SIZE: $90.1 million as of December 31, 1995

MANAGER: John Donovan has served as portfolio manager since January 1995. Mr.
       Donovan joined Back Bay Advisors in 1992.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISERS MONEY MARKET SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

INVESTMENTS--98.7% OF TOTAL NET ASSETS

    FACE                                          INTEREST MATURITY
   VALUE    DESCRIPTION                             RATE     DATE    VALUE (a)
            BANKERS ACCEPTANCE--1.1%
 $1,000,000 Bank of Montreal...................    5.500%  04/18/96 $   983,500
                                                                    -----------
            Total Bankers Acceptance
            ($983,500).........................                         983,500
                                                                    -----------
            CERTIFICATE OF DEPOSIT--11.1%
  1,000,000 Societe Generale New York..........    5.730%  01/16/96     999,966
  1,000,000 Societe Generale New York..........    5.670%  01/31/96     999,902
  1,000,000 Banque Nationale de Paris..........    5.780%  02/05/96   1,000,025
  1,000,000 Banque Nationale de Paris..........    5.840%  02/26/96   1,000,127
  1,000,000 Radobank Nederland.................    6.660%  02/27/96     999,701
  1,000,000 Royal Bank of Canada...............    5.735%  03/13/96   1,000,068
  1,000,000 Radobank Nederland.................    5.780%  04/05/96   1,000,058
  2,000,000 Union Bank of Switzerland..........    5.530%  06/17/96   2,000,068
  1,000,000 CIBC Yankee CD.....................    5.595%  10/23/96   1,000,000
                                                                    -----------
                                                                      9,999,915
                                                                    -----------
            Total Certificate of Deposit
            ($9,999,915).......................                       9,999,915
                                                                    -----------
            CERTIFICATE OF DEPOSIT-EURO
            DOLLAR--1.1%
  1,000,000 ABN Amro Euro......................    5.630%  05/14/96   1,000,063
                                                                    -----------
            Total Certificate of Deposit Euro-
            Dollar ($1,000,063)................                       1,000,063
                                                                    -----------
            COMMERCIAL PAPER--85.4%
            AUTOMOTIVE--8.6%
  1,000,000 General Motors Acceptance Corp.....    5.750%  01/03/96     999,681
  1,400,000 General Motors Acceptance Corp.....    5.750%  01/09/96   1,398,211
  1,300,000 Ford Motor Credit Corp.............    5.690%  01/12/96   1,297,740
  1,000,000 Ford Motor Credit Corp.............    6.050%  01/12/96     998,151
    500,000 General Motors Acceptance Corp.....    5.800%  01/22/96     498,308
  1,100,000 General Motors Acceptance Corp.....    5.790%  01/25/96   1,095,754
  1,445,000 Ford Motor Credit Corp. ...........    5.600%  03/06/96   1,430,389
                                                                    -----------
                                                                      7,718,234
                                                                    -----------
            BANKING--14.4%
  1,000,000 UBS Finance Delaware, Inc..........    5.850%  01/02/96     999,837
  1,000,000 Dredsner US Finance................    5.820%  01/04/96     999,515
    600,000 Commerzbank US Finance.............    5.950%  01/08/96     599,306
  1,500,000 Commerzbank US Finance.............    5.800%  01/11/96   1,497,583
  1,000,000 Commerzbank US Finance.............    5.700%  01/12/96     998,258
  1,045,000 Toronto Dominion Holdings..........    5.690%  01/23/96   1,041,366
  1,000,000 Morgan Stanley Securities..........    5.700%  02/12/96     993,350
  1,000,000 Norwest Corp.......................    5.670%  02/23/96     991,652
  1,000,000 J.P Morgan Securities..............    5.580%  03/05/96     990,080
    900,000 Commerzbank US Finance.............    5.570%  03/15/96     889,695
  1,000,000 ABN Amro North.....................    5.550%  04/29/96     981,654
  1,000,000 Dredsner US Finance................    5.440%  05/16/96     979,449
  1,000,000 Morgan Guaranty Trust..............    6.050%  08/21/96   1,000,000
                                                                    -----------
                                                                     12,961,745
                                                                    -----------
            DRUGS--2.2%
  1,000,000 American Home Products Corp........    5.720%  02/02/96     994,916
  1,000,000 American Home Products Corp........    5.720%  02/08/96     993,962
                                                                    -----------
                                                                      1,988,878
                                                                    -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS MONEY MARKET SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

INVESTMENTS--(CONTINUED)

    FACE                                          INTEREST MATURITY
   VALUE    DESCRIPTION                             RATE     DATE    VALUE (a)
            FINANCE--26.5%
 $1,000,000 Transamerica Finance Group.........    5.700%  01/05/96 $   999,367
    500,000 Transamerica Finance Group.........    5.640%  01/12/96     499,138
  1,000,000 General Electric Capital Corp......    5.600%  01/16/96     997,667
  1,000,000 Household Finance..................    5.720%  01/19/96     997,140
    900,000 Avco Financial Services............    5.700%  01/22/96     897,007
  1,230,000 Beneficial Corp....................    5.620%  01/23/96   1,225,776
  1,180,000 Avco Financial Services............    5.730%  01/25/96   1,175,492
  1,000,000 CIT Group Holdings.................    5.700%  01/30/96     995,408
  1,415,000 Beneficial Corp....................    5.620%  02/01/96   1,408,152
  1,500,000 Transamerica Finance Group.........    5.570%  02/15/96   1,489,556
            Associates Corporation North
  1,250,000 America............................    5.650%  02/16/96   1,240,976
  1,000,000 Avco Financial Services............    5.670%  02/20/96     992,125
            Associates Corporation North
  1,000,000 America............................    5.690%  02/28/96     990,833
  1,000,000 General Electric Capital Corp......    5.560%  03/08/96     989,652
  1,000,000 American Express...................    5.640%  03/13/96     988,720
  1,100,000 Beneficial Corporation.............    5.550%  03/18/96   1,086,942
  1,615,000 International Lease Finance........    5.550%  03/29/96   1,593,090
    700,000 American Express...................    5.550%  04/03/96     689,964
    975,000 Transamerica Finance Group.........    5.530%  04/04/96     960,922
  1,110,000 CIT Group Holdings.................    5.560%  04/12/96   1,092,514
    400,000 American Express...................    5.550%  04/26/96     392,847
  1,000,000 American Express...................    5.590%  05/06/96     980,435
  1,100,000 General Electric Capital Corp......    5.550%  06/28/96   1,069,645
    150,000 American Express...................    5.360%  07/02/96     145,913
                                                                    -----------
                                                                     23,899,281
                                                                    -----------
            FOOD & TOBACCO--3.3%
    500,000 Philip Morris Companies, Inc.......    5.850%  01/03/96     499,837
  1,000,000 Pepsico, Inc.......................    5.280%  09/03/96     963,920
    500,000 Coca Cola Co. .....................    6.050%  01/11/96     499,160
  1,000,000 Coca Cola Co. .....................    6.100%  01/11/96     998,306
                                                                    -----------
                                                                      2,961,223
                                                                    -----------
            FORESTRY--0.5%
    490,000 Weyerhaeuser NTG...................    5.800%  01/08/96     489,447
                                                                    -----------
            INSURANCE--4.1%
    500,000 Prudential Funding Corp............    5.920%  01/02/96     499,918
    780,000 Prudential Funding Corp. ..........    5.750%  01/04/96     779,626
  1,225,000 Prudential Funding Corp............    5.780%  01/08/96   1,223,623
  1,160,000 Prudential Funding Corp. ..........    5.790%  01/18/96   1,156,828
                                                                    -----------
                                                                      3,659,995
                                                                    -----------
            MANAGEMENT SERVICE--1.1%
  1,000,000 PHH Corp...........................    5.740%  01/19/96     997,130
                                                                    -----------
            MULTI-SERVICE--1.1%
  1,000,000 Hanson Finance.....................    5.640%  02/23/96     991,697
                                                                    -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS MONEY MARKET SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

INVESTMENTS--(CONTINUED)

    FACE                                          INTEREST MATURITY
   VALUE    DESCRIPTION                             RATE     DATE    VALUE (a)
            POLLUTION CONTROL--3.7%
 $1,100,000 WMX Technologies, Inc. ............    5.700%  02/27/96 $ 1,090,072
  1,000,000 WMX Technologies, Inc. ............    5.500%  06/04/96     976,319
  1,270,000 WMX Technologies, Inc. ............    5.340%  08/16/96   1,227,049
                                                                    -----------
                                                                      3,293,440
                                                                    -----------
            RETAIL--4.3%
    370,000 Sears Roebuck Acceptance Corp. ....    5.780%  01/17/96     369,050
    760,000 Sears Roebuck Acceptance Corp. ....    5.680%  01/18/96     757,962
  1,000,000 Sears Roebuck Acceptance Corp. ....    5.770%  01/24/96     996,314
  1,785,000 Sears Roebuck Acceptance Corp. ....    5.810%  01/29/96   1,776,934
                                                                    -----------
                                                                      3,900,260
                                                                    -----------
            SECURITIES--11.8%
  1,180,000 Smith Barney, Inc..................    5.800%  01/09/96   1,178,479
  1,385,000 Merrill Lynch, Inc.................    5.720%  01/10/96   1,383,019
  1,030,000 Merrill Lynch, Inc.................    5.720%  01/17/96   1,027,382
    520,000 Smith Barney, Inc..................    5.750%  01/24/96     518,090
  1,000,000 Smith Barney, Inc..................    5.720%  01/26/96     996,028
    600,000 Merrill Lynch, Inc.................    5.710%  02/09/96     596,288
  1,000,000 Merrill Lynch, Inc.................    5.600%  02/23/96     991,756
  1,200,000 Goldman Sachs Group................    5.550%  03/22/96   1,185,015
  2,000,000 Goldman Sachs Group................    5.600%  04/09/96   1,969,200
    800,000 Goldman Sachs Group................    5.500%  05/07/96     784,478
                                                                    -----------
                                                                     10,629,735
                                                                    -----------
            UTILITY--3.8%
  3,000,000 Michigan Consolidated Gas..........    5.680%  02/06/96   2,982,960
    485,000 Michigan Consolidated Gas..........    5.650%  02/07/96     482,184
                                                                    -----------
                                                                      3,465,144
                                                                    -----------
            Total Commercial Paper
             (Cost $76,956,209)................                      76,956,209
                                                                    -----------
            Total Investments--98.7%
             (Cost $88,939,687)(b).............                      88,939,687
            Cash and Receivables...............                       1,999,602
            Liabilities........................                        (791,130)
                                                                    -----------
            TOTAL NET ASSETS--100%.............                     $90,148,159
                                                                    ===========

(a) See Note 1A.
(b) The aggregate cost for federal income tax purposes was $88,939,687

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS MONEY MARKET SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value.....................................           $88,939,687
 Cash.....................................................                 5,185
 Receivable for:
 Fund shares sold.........................................             1,786,132
 Accrued interest.........................................               208,285
                                                                     -----------
                                                                      90,939,289
LIABILITIES
 Payable for:
 Fund shares redeemed.....................................  $285,178
 Dividends declared.......................................   384,224
 Accrued expenses:
 Management fees..........................................    56,834
 Deferred trustees' fees..................................    28,188
 Other expenses...........................................    36,706
                                                            --------
                                                                         791,130
                                                                     -----------
                                                                     $90,148,159
                                                                     ===========
NET ASSETS
 Net Assets consist of:
 Capital paid in..........................................           $90,148,159
                                                                     -----------
NET ASSETS................................................           $90,148,159
                                                                     ===========
Computation of offering price:
Net asset value and redemption price per share
 ($90,148,159 divided by 901,482 shares of beneficial
 interest)................................................           $    100.00
                                                                     ===========
Cost of investments.......................................           $88,939,687
                                                                     ===========


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Interest.................................................            $4,800,248
                                                                      ----------
                                                                       4,800,248
EXPENSES
 Management fees..........................................  $278,007
 Trustees' fees and expenses..............................    25,255
 Custodian................................................    49,932
 Audit and tax services...................................    10,400
 Legal....................................................     7,727
 Printing.................................................    27,004
 Registration.............................................         7
 Miscellaneous............................................     7,353
                                                            --------
 Total expenses...........................................   405,685
 Less expenses assumed by the
  investment adviser......................................    (8,532)    397,153
                                                            --------  ----------
NET INVESTMENT INCOME.....................................             4,403,095
                                                                      ----------
NET INCREASE IN NET ASSETS FROM OPERATIONS................            $4,403,095
                                                                      ==========

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS MONEY MARKET SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                    YEAR ENDED     YEAR ENDED
                                                   DECEMBER 31,   DECEMBER 31,
                                                       1994           1995
                                                   -------------  -------------
FROM OPERATIONS
 Net investment income...........................  $   2,614,216  $   4,403,095
                                                   -------------  -------------
 Increase in net assets from operations..........      2,614,216      4,403,095
                                                   -------------  -------------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income...........................     (2,614,206)    (4,403,095)
                                                   -------------  -------------
                                                      (2,614,206)    (4,403,095)
                                                   -------------  -------------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares....................    149,478,320    141,012,985
 Net asset value of shares issued in connection
  with the reinvestment of:
 Distributions from net investment income........      2,445,979      4,331,085
                                                   -------------  -------------
                                                     151,924,299    145,344,070
 Cost of shares redeemed.........................   (137,007,701)  (129,156,304)
                                                   -------------  -------------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL
  SHARE TRANSACTIONS.............................     14,916,598     16,187,766
                                                   -------------  -------------
 TOTAL INCREASE IN NET ASSETS....................     14,916,598     16,187,766
NET ASSETS
 Beginning of the year...........................     59,043,795     73,960,393
                                                   -------------  -------------
 End of the year.................................  $  73,960,393  $  90,148,159
                                                   =============  =============
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares..................      1,494,783      1,410,130
 Issued in connection with the reinvestment of:
 Distributions from net investment income........         24,460         43,311
                                                   -------------  -------------
                                                       1,519,243      1,453,441
 Redeemed........................................     (1,370,077)    (1,291,563)
                                                   -------------  -------------
 Net change......................................        149,166        161,878
                                                   =============  =============

FINANCIAL HIGHLIGHTS


                                            YEAR ENDED DECEMBER 31,
                                    -------------------------------------------
                                     1991     1992     1993     1994     1995
                                    -------  -------  -------  -------  -------
Net asset value at beginning of
 year.............................  $100.00  $100.00  $100.00  $100.00  $100.00
                                    -------  -------  -------  -------  -------
Income From Investment Operations
 Net investment income............     6.03     3.73     2.93     3.89     5.50
                                    -------  -------  -------  -------  -------
 Total from Investment Operations.     6.03     3.73     2.93     3.89     5.50
 Distributions from net investment
  income..........................    (6.03)   (3.73)   (2.93)   (3.89)   (5.50)
                                    -------  -------  -------  -------  -------
 Total Distribution...............    (6.03)   (3.73)   (2.93)   (3.89)   (5.50)
                                    -------  -------  -------  -------  -------
Net asset value at end of year....  $100.00  $100.00  $100.00  $100.00  $100.00
                                    =======  =======  =======  =======  =======
TOTAL RETURN (%)..................     6.20     3.79     2.97     4.01     5.64
Ratio of operating expenses to av-
 erage net assets (%).............     0.38     0.38     0.38     0.40     0.50
Ratio of net investment income to
 average net assets (%)...........     6.01     3.71     2.93     3.89     5.50
Net Assets, End of Year (000).....  $58,614  $61,607  $59,044  $73,960  $90,148
The ratios of expenses to average
 net assets without giving effect
 to the voluntary expense
 limitations described in Note 4
 to the Financial Statements would
 have been (%)....................      --       --       --       --      0.51

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND

NOTES TO FINANCIAL STATEMENTS--DECEMBER 31, 1995
1. New England Zenith Fund (the "Fund") is organized as a Massachusetts business trust under the laws of the Commonwealth of Massachusetts pursuant to an Agreement and Declaration of Trust dated December 16, 1986. The Fund succeeded to the operations of The New England Zenith Fund, Inc. on February 27, 1987. The Fund is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company.

Shares in the Fund are not offered directly to the general public and, currently, are available only to separate accounts established by New England Variable Life Insurance Company ("NEVLICO"), New England Mutual Life Insurance Company ("The New England") or its subsidiaries as an investment vehicle for variable life insurance or variable annuity products, although not all Series may be available to all separate accounts. In the future, however, such shares may be offered to separate accounts of insurance companies unaffiliated with NEVLICO or The New England.

The Fund's Agreement and Declaration of Trust permits the issuance of an unlimited number of shares of beneficial interest, no par value, in separate Series, with shares of each Series representing interests in a separate portfolio of assets. Each Series is separately managed and has its own investment objective and policies. The Fund (or its predecessor) began offering shares of the Series on the dates set forth below:

Bond Income............. August 26, 1983
Capital Growth.......... August 26, 1983
Money Market............ August 26, 1983
Stock Index............. March 30, 1987
Managed................. May 1, 1987
Avanti Growth........... April 30, 1993
Value Growth............ April 30, 1993

Small Cap................  May 1, 1994
Balanced Series..........  October 31, 1994
International Equity Se-
 ries....................  October 31, 1994
U.S. Government Series...  October 31, 1994
Strategic Bond Opportuni-
 ties Series.............  October 31, 1994
Venture Value Series.....  October 31, 1994
Equity Growth Series.....  October 31, 1994

The following is a summary of significant accounting policies followed by the Fund in the preparation of the Financial Statements of the Series. The policies are in conformity with generally accepted accounting principles for investment companies. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

A. SECURITY VALUATION

  MONEY MARKET SERIES--The Money Market Series employs the amortized cost method of security valuation which, in the opinion of the Board of Trustees, represents the fair market value of the particular security. The Board monitors the deviations between the Series' net asset value per share, as determined by using available market quotations, and its amortized cost price per share. If the deviation exceeds 1/2 of 1%, the board will consider what action, if any, should be initiated to provide fair valuation of the Series.

  BOND INCOME, MANAGED, BALANCED, U.S. GOVERNMENT AND STRATEGIC BOND OPPORTUNITIES SERIES--Debt securities (other than short-term obligations) are valued on the basis of valuations furnished by a pricing service, authorized by the Board of Trustees, which service determines valuations for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Short-term notes are stated at amortized cost which approximates market value.

  CAPITAL GROWTH, MANAGED, STOCK INDEX, AVANTI GROWTH, VALUE GROWTH, SMALL CAP, BALANCED, INTERNATIONAL EQUITY, VENTURE VALUE AND EQUITY GROWTH SERIES--Equity securities are valued on the basis of market valuations furnished by a pricing service, authorized by the Board of Trustees. The pricing service provides the last reported sale price for securities listed on a national securities exchange or on the NASDAQ National Market System, or if there is no reported sale during the day, and in the case of over-the-counter securities not so listed, the last bid price. Securities for which current market quotations are not readily available are taken at fair value as determined in good faith by the Board of

NEW ENGLAND ZENITH FUND

  Trustees, although the actual calculations may be made by persons acting pursuant to the direction of the Board. Short-term notes are stated at amortized cost which approximates market value.

B. FOREIGN CURRENCY TRANSLATION--The books and records of the funds are maintained in U.S. dollars. The value of securities, currencies and other assets and liabilities denominated in currencies other than U.S. dollars are translated into U.S. dollars based upon foreign exchange rates prevailing at the end of the period. Purchases and sales of investment securities, income and expenses are translated on the respective dates of such transactions.

  Since the values of investment securities are presented at the foreign exchange rates prevailing at the end of the period, it is not practical to isolate that portion of the results of operations arising from changes in exchange rates from fluctuations arising from changes in market prices of the investment securities.

  Net realized and unrealized gains and losses on foreign currency transactions represent foreign exchange gains from the sale of short-term securities and holdings of foreign currencies, foreign currency gains and losses between trade dates and settlement dates on investment securities transactions, and the difference between the amounts of daily interest accruals on the books of the fund and the amounts actually received resulting from changes in exchange rates on the payable date.

  FORWARD FOREIGN CURRENCY CONTRACTS. The Fund may use foreign currency contracts to facilitate transactions in foreign securities and to manage the Fund's currency exposure. Contracts to buy generally are used to acquire exposure to foreign currencies, while contracts to sell are used to hedge the Fund's investments against currency fluctuations. Also, a contract to buy or sell can offset a previous contract. These contracts involve market risk in excess of the unrealized gain or loss reflected in the Fund's Statement of Assets and Liabilities. The U.S. dollar value of the currencies the Fund has committed to buy or sell is shown in the schedule of investments under the caption "Forward Foreign Currency Contracts." This amount represents the aggregate exposure to each currency the Fund has acquired or hedged through currency contracts at period end. Losses may arise from changes in the value of the foreign currency or if the counterparties do not perform under the contracts terms. The U.S. dollar value of forward foreign currency contracts is determined using forward currency exchange rates supplied by a quotation service.

C. SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME--Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. In determining gain or loss on securities sold, the cost of securities has been determined on the identified cost basis.

D. FUTURES CONTRACTS--The Value Growth, Stock Index, Managed, Balanced, International Equity, U.S. Government, Strategic Bond Opportunities and Venture Value Series may enter into futures contracts on the S&P 500 Index or on interest-bearing securities or indices thereof, or on indices of stock prices to hedge against changes in the values of securities the Series owns or expects to purchase. Upon entering into a futures contract, the Series is required to deposit with a broker an amount ("initial margin") equal to a certain percentage of the purchase price indicated in the futures contract. Subsequent payments ("variation margin") are made or received by the Series each day, dependent on the daily fluctuations in the value of the underlying security, and are recorded for financial reporting purposes as unrealized gains or losses by the Series. When entering into a closing transaction, the Series will realize, for book purposes, a gain or loss equal to the difference between the value of the futures contract to sell and the futures contract to buy. Futures contracts are valued at the most recent settlement price, unless such price does not reflect the fair market value of the contract, in which case the position will be valued by or under the direction of the Trustees. Certain risks may arise upon entering into futures contracts from the contingency of imperfect market conditions. The potential risk to the fund is that the change in value of futures contracts primarily corresponds with the value of underlying instruments which may not correspond to the change in the value of the hedged instruments. In addition, there is a risk that the fund may not be able to close out its futures positions due to an illiquid secondary market.

E. REPURCHASE AGREEMENTS--The Series, through their custodian, receive delivery of the underlying securities collateralizing repurchase agreements. It is the Series' policy that the market value of the collateral be at least equal to 100% of the repurchase price. The adviser is responsible for determining that the value of the collateral is at all times at least equal to the repurchase price. In connection with transactions in repurchase agreements, if the seller defaults and the value of the collateral declines or if the seller enters an insolvency proceeding, realization of the collateral by the Series may be delayed or limited.

NEW ENGLAND ZENITH FUND

F. SHORT SALES AGAINST THE BOX--The Equity Growth Series may hedge the investments against changes in value by engaging in short sales against the box. In a short sale against the box, the fund sells a borrowed security, while at the same time either owning an identical security or having the right to obtain such a security. By selling short against the box the equity underlying one of its convertible holdings, the fund would seek to offset the effect that a decline in the underlying equity might have on the value of the convertible security. While the short sale is outstanding, the fund will not dispose of the security hedged by the short sale. The fund is required to establish a margin account with the broker lending the security sold short. While the short sale is outstanding, the broker retains the proceeds of the short sale and the fund instructs the custodian to maintain in a separate account securities having a value at least equal to the amount of the securities sold short. The Fund had no such transaction during the year ended.

G. FEDERAL TAXES--Each Series, which is a separate taxable entity, intends to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute to its shareholders all of its taxable income and any net realized capital gains at least annually. Accordingly, no provision for federal income tax has been made.

H. DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS--Money Market Series dividends are declared daily to shareholders of record at the time and are paid monthly. Dividends and distributions are recorded by all other Series on the ex-dividend date. Net realized gains from security transactions are distributed at least annually to shareholders. The timing and characterization of certain income and capital gains distributions are determined in accordance with federal tax regulations which may differ from generally accepted accounting principles. Permanent book and tax basis differences relating to shareholder distributions will result in reclassification to paid in capital. These differences primarily relate to tax equalization, investments in mortgage back securities and investments in foreign securities.

I. OTHER--The Money Market Series invests primarily in a portfolio of money market instruments maturing in 397 days or less whose ratings are within the two highest ratings categories by a nationally recognized rating agency or, if not rated, are believed to be of comparable quality. The weighted average maturity of the Series is less than ninety days. The ability of the issuers of the securities held by the Series to meet their obligations may be affected by foreign economic, political and legal developments in the case of foreign banks or of foreign branches or subsidiaries of U.S. banks or domestic economic developments in a specific industry, state or region.

2. At December 31, 1995, The New England owned an aggregate of 11 shares of the fourteen Series and held 12,567,940 shares in separate investment accounts for annuity contracts offered by The New England. NEVLICO, a life insurance subsidiary of The New England, held the remaining 5,382,165 shares then outstanding in separate investment accounts for life insurance and annuity contracts offered by NEVLICO.

As long as The New England owns (directly or through NEVLICO) more than 25% of the Fund's outstanding shares, it will be presumed to be in control (as that term is defined by the Investment Company Act of 1940, as amended) of the Fund.

3. For the period ended December 31, 1995, purchases and sales of securities (excluding short-term investments) for each of the Series were as follows:

                                   PURCHASES                        SALES
                         ------------------------------ ------------------------------
         SERIES              OTHER      U.S. GOVERNMENT     OTHER      U.S. GOVERNMENT
         ------          -------------- --------------- -------------- ---------------
Bond Income............. $   94,309,538   $18,399,214   $   86,754,106   $ 6,825,139
Capital Growth..........  1,948,934,590           --     1,953,524,593           --
Stock Index.............     10,053,729           --         2,412,819           --
Managed.................     60,871,228     7,288,867       54,355,580    18,598,516
Avanti Growth...........     35,078,791           --        20,289,545           --
Value Growth............     44,182,753           --        30,305,881           --
Small Cap...............     28,278,054           --        11,596,456           --
Balanced................     16,060,167     3,485,704        3,652,680     2,550,154
International Equity....     20,003,237           --         7,565,727           --
U.S. Government.........            --     18,429,008              --     12,951,464
Strategic Bond
 Opportunities..........      9,387,057     4,710,948        5,441,051     4,045,648
Venture Value...........     27,240,060           --         3,308,605           --
Equity Growth...........     55,032,452           --        21,154,236           --

NEW ENGLAND ZENITH FUND

Purchases and sales of corporate short-term obligations for the Money Market Series aggregated $569,077,546 and $557,178,427, respectively.

Transactions in index futures contracts for the Managed Series for the year ended December 31, 1995 are summarized as follows:

                                                          PURCHASES OF FUTURES
                                                               CONTRACTS
                                                         ----------------------
                                                                    AGGREGATE
                                                         NUMBER OF  FACE VALUE
                                                         CONTRACTS OF CONTRACTS
                                                         --------- ------------
Contracts opened........................................     20    $ 5,329,000
Contracts closed........................................    (20)    (5,329,000)
                                                            ---    -----------
Open at December 31, 1995...............................      0    $         0
                                                            ===    ===========

4. During the four months ended April 30, 1995, the Fund incurred management fees payable to the Fund's investment advisers for that period, Back Bay Advisors, L.P., Capital Growth Management Limited Partnership, Loomis Sayles & Company, L.P. and Westpeak Investment Advisors, L.P., certain officers and directors of which are also officers and Trustees of the Fund. Back Bay Advisors, L.P. and Westpeak Investment Advisors, L.P. are wholly owned subsidiaries, Loomis Sayles & Company, L.P. is a majority-owned subsidiary and Capital Growth Management Limited Partnership is a partially owned subsidiary of New England Investment Companies, L.P., which is a subsidiary of The New England. Effective May 1, 1995, TNE Advisers, Inc. became the adviser for all series except Capital Growth with the aforementioned advisers being retained as the sub-adviser for the respective series. Separate management agreements for each Series provide for fees as set forth below:

                                                              MANAGEMENT
                                                                 FEES
                                                                ANNUAL                AVERAGE
                            FEES           SUBADVISER/        PERCENTAGE             NET ASSET
         SERIES          EARNED(A)           ADVISER             RATE              VALUE LEVELS
         ------          ---------         -----------        ----------           ------------
Money Market............ $  167,334 Back Bay Advisors, L.P./    0.35%    the first $500 million
                            110,673 TNE Advisers, Inc.          0.30%    the next $500 million
                                                                0.25%    amount in excess of $1 billion
Bond Income.............    389,490 Back Bay Advisors, L.P./    0.40%    the first $400 million
                            182,789 TNE Advisers, Inc.          0.35%    the next $300 million
                                                                0.30%    the next $300 million
                                                                0.25%    amounts in excess of $1 billion
Capital Growth..........  5,232,562 Capital Growth Management   0.70%    the first $200 million
                                    Limited Partnership         0.65%    the next $300 million
                                                                0.60%    amounts in excess of $500 million
Stock Index.............     69,084 Westpeak Investment         0.25%    All net assets
                                    Advisors, L.P./
                             53,275 TNE Advisers, Inc.
Managed.................    411,768 Back Bay Advisors, L.P./    0.50%    All net assets
                            263,970 TNE Advisers, Inc.
Avanti Growth...........    193,740 Loomis Sayles & Company,    0.70%    the first $200 million
                                    L.P./                       0.65%    the next $300 million
                             67,146 TNE Advisers, Inc.          0.60%    amounts in excess of $500 million
Value Growth............    181,131 Westpeak Investment         0.70%    the first $200 million
                                    Advisors, L.P./             0.65%    the next $300 million
                             61,497 TNE Advisers, Inc.          0.60%    amounts in excess of $500 million
Small Cap...............     88,206 Loomis Sayles & Company,    1.00%    All net assets
                                    L.P./
                             58,898 TNE Advisers, Inc.

NEW ENGLAND ZENITH FUND

a. Before reduction due to voluntary expense limitation, see below.

- Pursuant to a voluntary expense agreement, effective from November 1, 1994 to May 1, 1995, relating to the Capital Growth, Back Bay Advisors Money Market, Back Bay Advisors Bond Income, Back Bay Advisors Managed and the Westpeak Stock Index Series and, beginning December 1, 1994, relating to the Loomis Sayles Small Cap, Loomis Sayles Avanti Growth and the Westpeak Value Growth Series, The New England agreed to bear the expenses (other than the advisory fees and any brokerage costs, interest, taxes or extraordinary expenses) of the Series (except the Loomis Sayles Small Cap Series) in excess of 0.15% of the respective Series' average daily net assets. In the case of the Loomis Sayles Small Cap Series, The New England agreed to bear such expenses of the Series in excess of 1.00% of the Series' average daily net assets. Beginning May 1, 1995, TNE Advisers voluntarily agreed to bear any such excess expenses for all of the Series.

- As a result of the Series expenses exceeding the voluntary expense limitations for the period ending December 31, 1995, The New England and TNE Advisers assumed expenses of the Series as follows:

                                                                EXPENSE WAIVER
                                                               DECEMBER 31, 1995
                                                               -----------------
       Stock Index............................................     $ 68,581
       Avanti Growth..........................................       77,529
       Value Growth...........................................       73,738
       Small Cap..............................................      135,845
       Money Market...........................................        8,357

Prior to November 1, 1994, pursuant to an Expense Agreement between The New England and the Fund, The New England had agreed to pay the charges and expenses of preparing, printing and distributing prospectuses and reports to shareholders, custodial and transfer agent charges and expenses, auditing, accounting and legal fees and expenses in connection with affairs of the Fund (except for fees of the independent trustees' outside counsel) and the expenses of shareholders' and trustees' meetings. In addition, The New England also paid registration, filing and other fees arising prior to the date the Fund commenced operations and relating to registration and qualification of each Series' shares.

TNE Advisers, Inc. is the investment adviser of the Loomis Sayles Balanced Series, the Draycott International Equity Series, the Salomon Brothers U.S. Government Series, the Salomon Brothers Strategic Bond Opportunities Series, the Venture Value Series and the Alger Equity Growth Series and has entered into subadvisory agreements for these Series with Loomis Sayles, Draycott, Salomon Brothers Asset Management Inc., Davis Selected Advisers, L.P., and Fred Alger Management, Inc., respectively.

TNE Advisers, Inc. is paid a management fee from the Series it manages as shown below. Pursuant to an expense deferral arrangement in effect beginning November 1, 1994, which TNE Advisers may terminate at any time, TNE Advisers has agreed to pay operating expenses of the Series in excess of expense limits stated below subject to the obligation of the Series to repay TNE Advisers such expenses in future years, if any, when a Series' expenses fall below the stated expense limit that pertains to that Series; such deferred expenses may be charged to a Series in a subsequent year to the extent that the charge does not cause the total expenses in such subsequent year to exceed the Series' expense limit; provided, however, that no Series is obligated to repay any expense paid by TNE Advisers more than two years after the end of the fiscal year in which such expense was incurred.

NEW ENGLAND ZENITH FUND

                                                  EXPENSE        EXPENSE
                         MANAGEMENT  MANAGEMENT  LIMITATION      DEFERRAL       EXPENSE DEFERRAL
                         FEES EARNED FEES ANNUAL   ANNUAL   DECEMBER 31, 1995  DECEMBER 31, 1994
                           BY TNE    PERCENTAGE  PERCENTAGE     (EXPIRES            (EXPIRES
         SERIES          ADVISERS(a)    RATE        RATE    DECEMBER 31, 1997) DECEMBER 31, 1996)
         ------          ----------- ----------- ---------- ------------------ ------------------
Balanced................   $65,752      0.70%      0.85%         $96,085            $ 8,151
International Equity....    85,666      0.90       1.30          176,796             11,312
U.S. Government.........    20,446      0.55       0.70           84,623              6,163
Strategic Bond
 Opportunities..........    35,085      0.65       0.85           88,120              6,799
Venture Value...........   131,989      0.75       0.90          108,971              9,339
Equity Growth...........   144,943      0.70       0.85           77,254              6,007

-------
(a) Before reduction due to voluntary expense deferral.

TNE Advisers, Inc. pays each subadviser at the following rates for providing advisory services to the Series:

                                                         ANNUAL
                                                FEES   PERCENTAGE
 SUBADVISER       SERIES                       EARNED     RATE     AVERAGE NET ASSET VALUE LEVELS
 ----------       ------                       ------  ----------  ------------------------------
Loomis Sayles     Balanced                     $46,966   0.500%   the first $25 million
                                                         0.400%   the next $75 million
                                                         0.300%   amounts in excess of $100 million
Draycott          International Equity         $69,461   0.750%   the first $10 million
                                                         0.600%   the next $40 million
                                                         0.450%   amounts in excess of $50 million
Salomon Brothers  U.S. Government              $ 8,364   0.225%   the first $200 million
                                                         0.150%   the next $300 million
                                                         0.100%   amounts in excess of $500 million
Salomon Brothers  Strategic Bond Opportunities $18,892   0.350%   the first $50 million
                                                         0.300%   the next $150 million
                                                         0.250%   the next $300 million
                                                         0.200%   amounts in excess of $500 million
Davis Selected    Venture Value                $79,181   0.450%   the first $100 million
                                                         0.400%   the next $400 million
                                                         0.350%   amounts in excess of $500 million
Alger             Equity Growth                $87,139   0.450%   the first $10 million
                                                         0.400%   the next $90 million
                                                         0.350%   the next $150 million
                                                         0.300%   the next $250 million
                                                         0.250%   amounts in excess of $500 million

5. The Fund does not pay any compensation to its officers or to any trustees who are directors, officers or employees of The New England, NEVLICO, Back Bay Advisors, L.P., Capital Growth Management Limited Partnership, Loomis Sayles & Company, L.P., Westpeak Investment Advisors, L.P., New England Funds L.P. or their affiliates, other than registered investment companies. Each disinterested trustee is compensated by each Series as follows:

                          BOND  CAPITAL MONEY  STOCK         AVANTI VALUE  SMALL
                         INCOME GROWTH  MARKET INDEX MANAGED GROWTH GROWTH  CAP
                         ------ ------- ------ ----- ------- ------ ------ -----
Annual Retainer......... $2,609 $2,609  $1,739 $870  $2,609   $870   $870  $870
Meeting Fee............. $  133 $  133  $  133 $133  $  133   $133   $133  $133
Committee Chairman
 Annual Retainer
 (Contract Review)...... $  200 $  200  $  200 $200  $  200   $200   $200  $200
Committee Chairman
 Annual Retainer
 (Audit)................ $  133 $  133  $  133 $133  $  133   $133   $133  $133

NEW ENGLAND ZENITH FUND

                                                             STRATEGIC
                                  INTERNATIONAL    U.S.        BOND      VENTURE EQUITY
                         BALANCED    EQUITY     GOVERNMENT OPPORTUNITIES  VALUE  GROWTH
                         -------- ------------- ---------- ------------- ------- ------
Annual Retainer.........   $870       $870         $870        $870       $870    $870
Meeting Fee.............   $133       $133         $133        $133       $133    $133
Committee Chairman
 Annual Retainer
 (Contract Review)......   $200       $200         $200        $200       $200    $200
Committee Chairman
 Annual Retainer
 (Audit)................   $133       $133         $133        $133       $133    $133

In addition to the fees detailed above each of the independent Trustees received a $5,000 "one time" stipend for their efforts in the restructuring of the Board.

A deferred compensation plan is available to trustees on a voluntary basis. Each participating trustee will receive deferred compensation in an amount equal to the value that such compensation would have had if it had been invested in the relevant Series on the normal payment date.

6. Shareholder Meeting (unaudited)

At a special shareholders' meeting of the New England Zenith Fund held on April 10, 1995 shareholders of each Series voted for the following proposals:

   1.To fix the number of and elect Trustees:

                                  VOTED        VOTED    ABSTAINED      TOTAL
                                   FOR        AGAINST     VOTES        VOTES
                              ------------- ----------- ---------- -------------
   Anne M. Goggin...........  8,318,478.710 162,922.290            8,481,401.000
   Nancy Hawthorne..........  8,317,317.980 164,083.020            8,481,401.000
   Joseph M. Hinchey........  8,320,448.490 160,952.510            8,481,401.000
   Richard S. Humphrey,
    Jr. ....................  8,306,832.710 174,568.290            8,481,401.000
   Robert B. Kittredge......  8,295,605.600 185,795.400            8,481,401.000
   Laurens MacLure..........  8,298,617.180 182,783.820            8,481,401.000
   Dale Rogers Marshall.....  8,317,669.890 163,731.110            8,481,401.000
   Joseph F. Turley.........  8,306,762.990 174,638.010            8,481,401.000
   Frederick K. Zimmermann..  8,318,916.500 162,484.500            8,481,401.000
                              ====================================
   With respect to the Money
    Market Series only:
    2. To approve a new
       Advisory Agreement
       with TNE Advisers;
       and..................    686,974.780  36,750.910 15,211.320   738,937.010
                              ====================================
    3. To approve a related
       Sub-Advisory
       Agreement between TNE
       Advisers and Back Bay
       Advisors.............    699,471.910  24,251.410 15,213.680   738,937.000
                              ====================================
   With respect to the Bond
    Income Series only:
    4. To approve a new
       Advisory Agreement
       with TNE Advisers;
       and..................  1,264,059.800  23,078.080 34,815.120 1,321,953.000
                              ====================================
    5. To approve a related
       Sub-Advisory
       Agreement between TNE
       Advisers and Back Bay
       Advisors.............  1,262,180.600  24,809.760 34,962.650 1,321,953.010
                              ====================================
   With respect to the
    Managed Series only:
    6. To approve a new
       Advisory Agreement
       with TNE Advisers;
       and..................    887,882.730  12,900.720 23,537.550   924,321.000
                              ====================================
    7. To approve a related
       Sub-Advisory
       Agreement between TNE
       Advisers and Back Bay
       Advisors.............    879,289.610  20,428.560 24,602.840   924,321.010
                              ====================================
   With respect to the
    Avanti Growth Series
    only:
    8. To approve a new
       Advisory Agreement
       with TNE Advisers;
       and..................    223,300.970   4,143.640  6,415.390   233,860.000
                              ====================================
    9. To approve a related
       Sub-Advisory
       Agreement between TNE
       Advisers and Loomis
       Sayles...............    222,584.210   4,220.520  7,055.280   233,860.010
                              ====================================
   With respect to the Small
    Cap Series only:
   10. To approve a new
       Advisory Agreement
       with TNE Advisers;
       and..................     55,887.570   1,688.610    404.820    57,981.000
                              ====================================
   11. To approve a related
       Sub-Advisory
       Agreement between TNE
       Advisers and Loomis
       Sayles...............     55,867.920   1,688.610    424.460    57,980.990
                              ====================================

NEW ENGLAND ZENITH FUND

                                       VOTED      VOTED   ABSTAINED     TOTAL
                                        FOR      AGAINST    VOTES       VOTES
                                    ----------- --------- ---------- -----------
   With respect to the Value
    Growth Series only:
   12. To approve a new Advisory
       Agreement with TNE
       Advisers; and..............  215,451.990 2,343.680  5,683.330 223,479.000
                                    ================================
   13. To approve a related Sub-
       Advisory Agreement between
       TNE Advisers and Westpeak..  215,149.750 2,500.290  5,828.950 223,478.990
                                    ================================
   With respect to the Stock Index
    Series only:
   14. To approve a new Advisory
       Agreement with TNE
       Advisers; and..............  482,379.070 8,201.040 11,538.880 502,118.990
                                    ================================
   15. To approve a related Sub-
       Advisory Agreement between
       TNE Advisers and Westpeak..  481,151.770 8,931.960 12,035.270 502,119.000
                                    ================================

At a special shareholders' meeting of the New England Zenith Fund held on December 28, 1995 shareholders of each Series voted for the following proposals:

    1. To approve new
       investment advisory
       arrangements to be
       effective upon the
       merger of New
       England Mutual Life
       Insurance Company
       into Metropolitan
       Life Insurance
       Company, such
       arrangements to be
       substantially
       identical to the
       investment advisory
       arrangements for the
       Series in effect
       immediately prior to
       such merger.........
            SERIES
            ------
   Bond Income.............  1,274,972.493  32,294.664  60,919.253 1,368,186.410
   Capital Growth..........  1,986,307.362  50,506.857  77,297.358 2,114,111.577
   Stock Index.............    540,052.225  11,691.922  19,072.809   570,816.956
   Money Market............    788,545.319  43,320.234  38,096.673   869,962.226
   Managed.................    831,901.435  11,697.036  29,745.435   873,343.906
   Avanti Growth...........    287,934.212   4,669.516  14,668.919   307,272.647
   Value Growth............    288,267.977   3,174.085  10,252.891   301,694.953
   Small Cap...............    180,449.675   2,261.222   4,215.528   186,926.425
   Balanced................  1,225,992.533  14,192.604  53,351.529 1,293,536.666
   International Equity....  1,221,859.512  17,625.779  38,712.452 1,278,197.743
   U.S. Government.........    514,616.294  11,808.815  22,863.093   549,288.202
   Strategic Bond
    Opportunities..........    622,689.667  11,483.159  22,044.017   656,216.843
   Venture Value...........  2,024,999.920  28,772.401  67,930.188 2,121,702.509
   Equity Growth...........  2,387,211.645  30,962.208 146,194.756 2,564,368.609
                             =====================================
   With respect to the
    International Equity
    Series only:
    2. To approve a new
       Sub-Advisory
       Agreement for the
       Series between TNE
       Advisers, Inc. ("TNE
       Advisers"), the
       Series' current
       investment adviser,
       and Draycott
       Partners, Ltd.
       ("Draycott"), the
       Series' current sub-
       adviser, to be
       effective upon the
       sale of Draycott to
       Cursitor Holdings
       Ltd. U.K. ("Cursitor
       Holdings"); and.....  1,203,510.020  18,030.440  56,657.283 1,278,197.743
                             =====================================
    3. To approve a new
       Sub-Advisory
       Agreement for the
       Series between TNE
       Advisers and
       Draycott, to be
       effective upon the
       acquisition of the
       business of Cursitor
       Holdings by Alliance
       Capital Management
       L.P. ...............  1,195,720.060  18,030.440  64,447.243 1,278,197.743
                             =====================================
   With respect to the
    Equity Growth Series
    only:
    4. To approve a new
       Advisory Agreement
       between the Series
       and TNE Advisers,
       the Series' current
       investment adviser,
       which would increase
       the annual rate of
       the advisory fee
       payable by the
       Series; and.........  2,284,911.674 179,064.985 100,391.951 2,564,368.610
                             =====================================
    5. To approve a related
       Sub-Advisory
       Agreement between
       TNE Advisers and
       Fred Alger
       Management, Inc.,
       the Series' current
       sub-adviser.........  2,337,631.370  91,720.864 135,016.376 2,564,368.610
                             =====================================

NEW ENGLAND ZENITH FUND

REPORT OF INDEPENDENT ACCOUNTANTS
To the Shareholders and Board of Trustees of New England Zenith Fund:

We have audited the accompanying statements of assets and liabilities of New England Zenith Fund (comprising, respectively, the Back Bay Advisors Bond Income Series, Capital Growth Series, Back Bay Advisors Money Market Series, Westpeak Stock Index Series, Back Bay Advisors Managed Series, Loomis Sayles Avanti Growth Series, Westpeak Value Growth Series, Loomis Sayles Small Cap Series, Loomis Sayles Balanced Series, Draycott International Equity Series, Salomon Brothers U.S. Government Series, Salomon Brothers Strategic Bond Opportunities Series, Venture Value Series, and Alger Equity Growth Series-- the "Series"), including the schedules of portfolio investments, as of December 31, 1995, and the related statements of operations, changes in net assets and financial highlights for the periods indicated herein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1995, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective Series constituting New England Zenith Fund as of December 31, 1995, the results of their operations, the changes in their net assets, and the financial highlights for the periods indicated herein, in conformity with generally accepted accounting principles.


Boston, Massachusetts         COOPERS & LYBRAND L.L.P.
February 7, 1996

FOOTNOTES
-------

 (1) COL (Cost of Living) is based on the Consumer Price Index, a widely recognized measure of the cost of goods and services in the United States, calculated by the U.S. Bureau of Labor Statistics.

 (2) EAFE-Morgan Stanley Capital International Europe, Australia, Far East Index is an arithmetical average (weighted by market value) of the performance (in U.S. dollars) of 1,036 companies representing the stock markets of Europe, Australia, New Zealand and the Far East. The Index performance has not been adjusted for ongoing management, distribution and operating expenses and sale charges applicable to mutual fund investments.

 (3) Lehman Brothers Aggregate Bond Index includes most obligations of the U.S. Treasury, agencies and quasi-federal corporations, most publicly issued investment grade corporate bonds, and most bonds backed by mortgage pools of GNMA, FNMA and FHLMC. The Index performance has not been adjusted for ongoing management, distribution and operating expenses and sales charges applicable to mutual fund investments.

 (4) Lehman Brothers Government/Corporate Bond Index is an unmanaged index of the market value of approximately 5,300 bonds with a face value currently in excess of $1.3 trillion. To be included in the Lehman Brothers Government/Corporate Bond Index, an issue must have amounts outstanding in excess of $25 million, have at least one year to maturity and be rated "Baa" or higher ("investment grade") by a nationally recognized rating agency. The Index performance has not been adjusted for ongoing management, distribution and operating expenses and sales charges applicable to mutual fund investments.

 (5) Lehman Brothers Intermediate Government Bond Index includes most obligations of the U.S. Treasury, agencies and quasi-federal corporations having maturities of 1 to 10 years. The Index performance has not been adjusted for ongoing management, distribution and operating expenses and sales charges applicable to mutual fund investments.

 (6) Lehman Brothers Intermediate Government/Corporate Bond Index is an unmanaged index of investment grade bonds issued by the U.S. government and U.S. corporations having maturities between one and ten years. The Index performance has not been adjusted for ongoing management, distribution and operating expenses and sales charges applicable to mutual fund investments.

 (7) Lipper Variable A-Rated Corporate Bond Fund Average is an average of the total return performance (calculated on the basis of net asset value) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

 (8) Lipper Variable Balanced Fund Average is an average of the total return performance (calculated on the basis of net asset level) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

 (9) Lipper Variable Flexible Portfolio Fund Average is an average of the total return performance (calculated on the basis of net asset value) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

(10) Lipper Variable General Bond Fund Average is an average of the total return performance (calculated on the basis of net asset value) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

(11) Lipper Variable Growth Fund Average is an average of the total return performance (calculated on the basis of net asset value) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

(12) Lipper Variable Growth and Income Fund Average is an average of the total return performance (calculated on the basis of net asset value) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

(13) Lipper Variable International Funds Average is an average of the total return performance (calculated on the basis of net asset value) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

(14) Lipper Variable Intermediate Investment Grade Debt Average is an average of the total return performance (calculated on the basis of net asset value) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

(15) Lipper Variable Small Company Fund Average is an average of the total return performance (calculated on the basis of net asset value) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

(16) Lipper Variable S&P 500 Index Fund Average is an average of the total return performance (calculated on the basis of net asset value) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

(17) Lipper Variable U.S. Mortgage and GNMA Fund Average is an average of the total return performance (calculated on the basis of net asset value) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

(18) Russell 2000 Index consists of 2000 small market capitalization stocks having an average market cap of $160 million.

(19) Standard & Poor's 500 Index (S&P 500) is an unmanaged index representing the performance of 500 major companies, most of which are listed on the New York Stock Exchange. The S&P 500 performance has not been adjusted for ongoing management, distribution and operating expenses and sales charges applicable to mutual fund investments.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

 REPORT OF INDEPENDENT ACCOUNTANTS
To the Policy Owners and Board of Directors of the New England Variable Life Insurance Company:

We have audited the accompanying statement of assets and liabilities of the New England Variable Life Separate Account (comprised of Capital Growth Sub-Account, Bond Income Sub-Account, Money Market Sub-Account, Stock Index Sub-Account, Managed Sub-Account, Avanti Growth Sub-Account, Value Growth Sub-Account, Small Cap Sub-Account, Balanced Sub-Account, Equity Growth Sub-Account, International Equity Sub-Account, Venture Value Sub-Account, Equity-Income Sub-Account, Overseas Sub-Account, High Income Sub-Account and Asset Manager Sub-Account) of New England Variable Life Insurance Company as of December 31, 1995, and the related statements of operations and changes in net assets for each of the periods indicated therein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the respective aforementioned sub-accounts comprising the New England Variable Life Separate Account of the New England Variable Life Insurance Company as of December 31, 1995, and the results of their operations and changes in their net assets for each of the periods indicated therein, in conformity with generally accepted accounting principles.

                                                       Coopers & Lybrand L.L.P.

Boston, Massachusetts
February 6, 1996

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1995

                                                                                                NEW ENGLAND ZENITH FUND
                                               --------------------------------------------------------------------------
                                                 CAPITAL        BOND        MONEY       STOCK                   AVANTI
                                                  GROWTH       INCOME      MARKET       INDEX      MANAGED      GROWTH
                                               SUB-ACCOUNT   SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT
                                               ------------  ----------- ----------- ----------- -----------  -----------
ASSETS
 Investments in New England Zenith Fund,
  Variable Insurance Products Fund, and
  Variable Insurance Products Fund II at
  market value (Note 2)....................... $450,186,084  $30,342,331 $21,256,226 $21,357,438 $24,438,331  $17,443,981
 SUB-ACCOUNT             SHARES       COST
 ---------------------  --------- ------------
 Capital Growth.......  1,201,682 $378,222,494
 Bond Income..........    279,215   29,345,136
 Money Market.........    212,562   21,256,226
 Stock Index..........    213,382   18,503,851
 Managed..............    149,452   19,221,783
 Avanti Growth........    122,465   14,562,881
 Value Growth.........     87,343   10,236,629
 Small Cap............     69,343    7,467,960
 Balanced.............     42,049      498,720
 Equity Growth........    497,442    6,798,833
 International Equity.    111,068    1,169,896
 Venture Value........    305,620    3,831,693
 Equity-Income........  2,866,479   45,594,606
 Overseas.............  2,699,415   42,002,297
 High Income..........    169,629    1,876,992
 Asset Manager........    160,120    2,259,033
 Amount due and accrued from policy-related
  transactions................................      (47,335)      15,247   1,541,106         785      (4,041)       4,831
 Dividends receivable.........................      --           --           96,763     --          --           --
                                               ------------  ----------- ----------- ----------- -----------  -----------
  Total assets................................  450,138,749   30,357,578  22,894,095  21,358,223  24,434,290   17,448,812
LIABILITIES
 Due New England Variable Life Insurance
  Company.....................................   55,304,093    3,678,441   3,462,239   2,783,073   2,435,290    3,111,355
                                               ------------  ----------- ----------- ----------- -----------  -----------
  Total liabilities...........................   55,304,093    3,678,441   3,462,239   2,783,073   2,435,290    3,111,355
                                               ------------  ----------- ----------- ----------- -----------  -----------
NET ASSETS FOR VARIABLE LIFE INSURANCE
 POLICIES..................................... $394,834,656  $26,679,137 $19,431,856 $18,575,150 $21,999,000  $14,337,457
                                               ============  =========== =========== =========== ===========  ===========

                       See Notes to Financial Statements

                                                                                                                VARIABLE
                                                                                                                INSURANCE
                                                                                   VARIABLE INSURANCE           PRODUCTS
                                                                                      PRODUCTS FUND              FUND II
-------------------------------------------------------------------------- ----------------------------------- -----------
   VALUE        SMALL                  EQUITY    INTERNATIONAL   VENTURE     EQUITY-                  HIGH        ASSET
  GROWTH         CAP      BALANCED     GROWTH       EQUITY        VALUE      INCOME     OVERSEAS     INCOME      MANAGER
SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT
-----------  ----------- ----------- ----------- ------------- ----------- ----------- ----------- ----------- -----------
$12,342,406  $8,236,512   $502,489   $6,864,734   $1,193,985   $4,003,624  $55,237,060 $46,025,022 $2,044,035  $2,528,288
      2,518       4,782        569       44,168       12,311       25,838       15,623       2,545        437         789
    --           --          --          --           --           --          --          --          --          --
-----------  ----------   --------   ----------   ----------   ----------  ----------- ----------- ----------  ----------
 12,344,924   8,241,294    503,058    6,908,902    1,206,296    4,029,462   55,252,683  46,027,567  2,044,472   2,529,077
  2,034,446   1,696,298     84,847    1,196,404      252,448      643,022    7,899,831   7,645,348    301,979     556,084
-----------  ----------   --------   ----------   ----------   ----------  ----------- ----------- ----------  ----------
  2,034,446   1,696,298     84,847    1,196,404      252,448      643,022    7,899,831   7,645,348    301,979     556,084
-----------  ----------   --------   ----------   ----------   ----------  ----------- ----------- ----------  ----------
$10,310,478  $6,544,996   $418,211   $5,712,498   $  953,848   $3,386,440  $47,352,852 $38,382,219 $1,742,493  $1,972,993
===========  ==========   ========   ==========   ==========   ==========  =========== =========== ==========  ==========
------------
   TOTAL
------------
$704,002,546
   1,620,173
      96,763
------------
 705,719,482
  93,085,198
------------
  93,085,198
------------
$612,634,284
============


                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

                                                                                  NEW ENGLAND ZENITH FUND
                                 --------------------------------------------------------------------------
                                   CAPITAL       BOND         MONEY       STOCK                   AVANTI
                                    GROWTH      INCOME       MARKET       INDEX       MANAGED     GROWTH
                                 SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT
                                 ------------ -----------  ----------- -----------  ----------- -----------
INCOME
 Dividends ....................  $ 58,318,276 $1,844,411   $1,109,838  $  627,118   $1,061,289   $ 535,217
EXPENSE
 Mortality and expense risk
  charge (Note 3) .............     2,173,846    143,873      112,033      95,240      113,501      77,636
                                 ------------ ----------   ----------  ----------   ----------  ----------
  Net investment income........    56,144,430  1,700,538      997,805     531,878      947,788     457,581
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
  Net unrealized appreciation
   (depreciation) on
   investments:
   Beginning of period ........     9,892,073 (2,028,893)      --      (1,645,744)     703,242     205,680
   End of period ..............    71,963,590    997,195       --       2,853,587    5,216,548   2,881,100
                                 ------------ ----------   ----------  ----------   ----------  ----------
  Net change in unrealized
   appreciation (depreciation)
   ............................    62,071,517  3,026,088       --       4,499,331    4,513,306   2,675,420
  Net realized gain (loss) on
   investments ................     1,613,390      7,382       --           7,637       42,457      21,233
                                 ------------ ----------   ----------  ----------   ----------  ----------
  Net realized and unrealized
   gain on investments ........    63,684,907  3,033,470       --       4,506,968    4,555,763   2,696,653
                                 ------------ ----------   ----------  ----------   ----------  ----------
NET INCREASE IN NET ASSETS
 RESULTING FROM OPERATIONS ....  $119,829,337 $4,734,008   $  997,805  $5,038,846   $5,503,551  $3,154,234
                                 ============ ==========   ==========  ==========   ==========  ==========

* For the period May 1, 1995 (Commencement of Operations) through December 31, 1995.


                       See Notes to Financial Statements

                                                                                                                    VARIABLE
                                                                                                                    INSURANCE
                                                                                       VARIABLE INSURANCE           PRODUCTS
                                                                                          PRODUCTS FUND              FUND II
 ----------------------------------------------------------------------------------------------------------------- -----------
    VALUE        SMALL                    EQUITY    INTERNATIONAL   VENTURE      EQUITY-                  HIGH        ASSET
   GROWTH         CAP       BALANCED      GROWTH       EQUITY        VALUE       INCOME     OVERSEAS     INCOME      MANAGER
 SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT* SUB-ACCOUNT* SUB-ACCOUNT*  SUB-ACCOUNT* SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT
 -----------  ----------- ------------ ------------ ------------- ------------ ----------- ----------- ----------- -----------
 $  606,696   $  365,015    $17,538      $195,436      $12,460      $ 86,716   $ 2,284,557 $  282,520   $  8,412    $ 11,896
     52,633       24,746        743        11,686        2,165         7,251       233,864    240,253      6,639       9,537
 ----------   ----------    -------      --------      -------      --------   ----------- ----------   --------    --------
    554,063      340,269     16,795       183,750       10,295        79,465     2,050,693     42,267      1,773       2,359
      1,918        4,662       --           --           --            --          149,659    260,895        213      (1,503)
  2,105,777      768,552      3,769        65,901       24,089       171,931     9,642,454  4,022,725    167,043     269,255
 ----------   ----------    -------      --------      -------      --------   ----------- ----------   --------    --------
  2,103,859      763,890      3,769        65,901       24,089       171,931     9,492,795  3,761,830    166,830     270,758
      9,493        1,325        223           237          (34)          203        61,089     32,279      2,817       4,661
 ----------   ----------    -------      --------      -------      --------   ----------- ----------   --------    --------
  2,113,352      765,215      3,992        66,138       24,055       172,134     9,553,884  3,794,109    169,647     275,419
 ----------   ----------    -------      --------      -------      --------   ----------- ----------   --------    --------
 $2,667,415   $1,105,484    $20,787      $249,888      $34,350      $251,599   $11,604,577 $3,836,376   $171,420    $277,778
 ==========   ==========    =======      ========      =======      ========   =========== ==========   ========    ========
------------
   TOTAL
------------
$ 67,367,395
   3,305,646
------------
  64,061,749
   7,542,202
 101,153,516
------------
  93,611,314
   1,804,392
------------
  95,415,706
------------
$159,477,455
============



                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF

NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY


 STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1994

                                                NEW ENGLAND ZENITH FUND
                   ---------------------------------------------------------------------------------------
                     CAPITAL        BOND      MONEY                             AVANTI   VALUE     SMALL
                      GROWTH       INCOME     MARKET     STOCK      MANAGED     GROWTH   GROWTH     CAP
                       SUB-         SUB-       SUB-      INDEX        SUB-       SUB-     SUB-      SUB-
                     ACCOUNT      ACCOUNT    ACCOUNT  SUB-ACCOUNT   ACCOUNT    ACCOUNT  ACCOUNT   ACCOUNT*
                   ------------  ----------  -------- -----------  ----------  -------- --------  --------
INCOME
 Dividends.......  $ 13,519,083  $1,399,070  $691,932 $   307,159  $  678,949  $ 43,109 $ 89,817   $  327
EXPENSE
 Mortality and
 expense risk
 charge (Note 3).     1,637,278     107,252    93,830      59,230      86,049    31,737   18,214       28
                   ------------  ----------  -------- -----------  ----------  -------- --------   ------
 Net investment
 income (loss)...    11,881,805   1,291,818   598,102     247,929     592,900    11,372   71,603      299
NET REALIZED AND
UNREALIZED GAIN
ON INVESTMENTS
 Net unrealized
 appreciation
 (depreciation)
 on investments:
 Beginning of
 period..........    46,100,393      41,284       --   (1,457,732)  1,602,795   143,154   67,310      --
 End of period...     9,892,073  (2,028,893)      --   (1,645,744)    703,242   205,680    1,918    4,662
                   ------------  ----------  -------- -----------  ----------  -------- --------   ------
 Net change in
 unrealized
 appreciation
 (depreciation)..   (36,208,320) (2,070,177)      --     (188,012)   (899,553)   62,526  (65,392)   4,662
 Net realized
 gain (loss) on
 investments.....        67,810       1,763       --        6,200      37,994       542      776      --
                   ------------  ----------  -------- -----------  ----------  -------- --------   ------
 Net realized and
 unrealized gain
 (loss) on
 investments.....   (36,140,510) (2,068,414)      --     (181,812)   (861,559)   63,068  (64,616)   4,662
                   ------------  ----------  -------- -----------  ----------  -------- --------   ------
NET INCREASE
(DECREASE) IN NET
ASSETS RESULTING
FROM OPERATIONS..  $(24,258,705) $ (776,596) $598,102 $    66,117  $ (268,659) $ 74,440 $  6,987   $4,961
                   ============  ==========  ======== ===========  ==========  ======== ========   ======
                                                  VARIABLE
                                                  INSURANCE
                        VARIABLE INSURANCE        PRODUCTS
                          PRODUCTS FUND            FUND II
                   ------------------------------ ---------
                   EQUITY-                HIGH      ASSET
                    INCOME   OVERSEAS    INCOME    MANAGER
                     SUB-      SUB-       SUB-      SUB-
                   ACCOUNT    ACCOUNT   ACCOUNT** ACCOUNT**    TOTAL
                   --------- ---------- --------- --------- -------------
INCOME
 Dividends.......  $670,101  $  69,390    $--      $   --   $ 17,468,937
EXPENSE
 Mortality and
 expense risk
 charge (Note 3).    75,586    133,276       6          34     2,242,520
                   --------- ---------- --------- --------- -------------
 Net investment
 income (loss)...   594,515    (63,886)     (6)        (34)   15,226,417
NET REALIZED AND
UNREALIZED GAIN
ON INVESTMENTS
 Net unrealized
 appreciation
 (depreciation)
 on investments:
 Beginning of
 period..........    93,013    700,341     --          --     47,290,558
 End of period...   149,659    260,895     213      (1,503)    7,542,202
                   --------- ---------- --------- --------- -------------
 Net change in
 unrealized
 appreciation
 (depreciation)..    56,646   (439,446)    213      (1,503)  (39,748,356)
 Net realized
 gain (loss) on
 investments.....      (929)      (471)    --          --        113,685
                   --------- ---------- --------- --------- -------------
 Net realized and
 unrealized gain
 (loss) on
 investments.....    55,717   (439,917)    213      (1,503)  (39,634,671)
                   --------- ---------- --------- --------- -------------
NET INCREASE
(DECREASE) IN NET
ASSETS RESULTING
FROM OPERATIONS..  $650,232  $(503,803)   $207     $(1,537) $(24,408,254)
                   ========= ========== ========= ========= =============

 * For the period May 2, 1994 (Commencement of Operations) through December 31, 1994.
** For the period August 31, 1994 (Commencement of Operations) through December
   31, 1994.

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF

NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY


 STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1993

                                                                                                  VARIABLE
                                                                                                  INSURANCE
                                           NEW ENGLAND ZENITH FUND                              PRODUCTS FUND
                   -------------------------------------------------------------------------- ------------------  -----------
                                  BOND      MONEY     STOCK                 AVANTI    VALUE   EQUITY-
                     CAPITAL     INCOME     MARKET    INDEX      MANAGED    GROWTH    GROWTH   INCOME   OVERSEAS
                     GROWTH       SUB-       SUB-      SUB-        SUB-      SUB-      SUB-     SUB-      SUB-
                   SUB-ACCOUNT  ACCOUNT    ACCOUNT   ACCOUNT     ACCOUNT   ACCOUNT*  ACCOUNT* ACCOUNT*  ACCOUNT*     TOTAL
                   ----------- ----------  -------- ----------  ---------- --------  -------- --------  --------  -----------
INCOME
 Dividends.......  $14,407,828 $1,721,493  $415,332 $  286,517  $  778,823 $ 31,181  $31,108  $ 46,757  $--       $17,719,039
EXPENSE
 Mortality and
 expense risk
 charge (Note 3).    1,317,363     89,763    74,167     40,270      73,721    5,506    3,166     7,615    17,666    1,629,237
                   ----------- ----------  -------- ----------  ---------- --------  -------  --------  --------  -----------
 Net investment
 income (loss)...   13,090,465  1,631,730   341,165    246,247     705,102   25,675   27,942    39,142   (17,666)  16,089,802
NET REALIZED AND
UNREALIZED GAIN
ON INVESTMENTS
 Net unrealized
 appreciation
 (depreciation)
 on investments:
 Beginning of
 period..........   26,130,492    (62,020)    --    (1,863,474)  1,105,911    --        --       --        --      25,310,909
 End of period...   46,100,393     41,284     --    (1,457,732)  1,602,795  143,154   67,310    93,013   700,341   47,290,558
                   ----------- ----------  -------- ----------  ---------- --------  -------  --------  --------  -----------
 Net change in
 unrealized
 appreciation....   19,969,901    103,304     --       405,742     496,884  143,154   67,310    93,013   700,341   21,979,649
 Net realized
 gain (loss) on
 investments.....      436,493     84,686     --        (4,995)     93,335      (88)      64       (59)      729      610,165
                   ----------- ----------  -------- ----------  ---------- --------  -------  --------  --------  -----------
 Net realized and
 unrealized gain
 on investments..   20,406,394    187,990     --       400,747     590,219  143,066   67,374    92,954   701,070   22,589,814
                   ----------- ----------  -------- ----------  ---------- --------  -------  --------  --------  -----------
NET INCREASE IN
NET ASSETS
RESULTING FROM
OPERATIONS.......  $33,496,859 $1,819,720  $341,165   $646,994  $1,295,321 $168,741  $95,316  $132,096  $683,404  $38,679,616
                   =========== ==========  ======== ==========  ========== ========  =======  ========  ========  ===========

* For the period April 30, 1993 (Commencement of Operations) through December 31, 1993.

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

                                                                          NEW ENGLAND ZENITH FUND
                        ------------------------------------------------------------------------------
                          CAPITAL        BOND         MONEY         STOCK                    AVANTI
                           GROWTH       INCOME        MARKET        INDEX       MANAGED      GROWTH
                        SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                        ------------  -----------  ------------  -----------  -----------  -----------
FROM INVESTMENT
 ACTIVITIES
 Net investment
  income............... $ 56,144,430  $ 1,700,538  $    997,805  $   531,878  $   947,788  $   457,581
 Net realized and
  unrealized gain on
  investments..........   63,684,907    3,033,470       --         4,506,968    4,555,763    2,696,653
                        ------------  -----------  ------------  -----------  -----------  -----------
   Increase in net
    assets derived from
    investment
    activities.........  119,829,337    4,734,008       997,805    5,038,846    5,503,551    3,154,234
FROM POLICY-RELATED
 TRANSACTIONS
 Net premiums
  transferred from New
  England Variable
  Life Insurance
  Company..............  100,611,223    7,330,838    40,457,027    4,559,195    4,757,562    5,407,500
 Net transfers (to)
  from other sub-
  accounts.............   (7,820,362)   2,481,090   (32,083,917)   2,734,513      286,111    3,131,998
 Net transfers to New
  England Variable
  Life Insurance
  Company..............  (67,280,279)  (4,616,930)   (6,819,802)  (3,436,368)  (3,307,802)  (3,767,486)
                        ------------  -----------  ------------  -----------  -----------  -----------
   Increase in net
    assets derived from
    policy related
    transactions.......   25,510,582    5,194,998     1,553,308    3,857,340    1,735,871    4,772,012
                        ------------  -----------  ------------  -----------  -----------  -----------
 Net increase in net
  assets...............  145,339,919    9,929,006     2,551,113    8,896,186    7,239,422    7,926,246
NET ASSETS, AT
 BEGINNING OF THE
 PERIOD ...............  249,494,737   16,750,131    16,880,743    9,678,964   14,759,578    6,411,211
                        ------------  -----------  ------------  -----------  -----------  -----------
NET ASSETS, AT END OF
 THE PERIOD ........... $394,834,656  $26,679,137  $ 19,431,856  $18,575,150  $21,999,000  $14,337,457
                        ============  ===========  ============  ===========  ===========  ===========

* For the period May 1, 1995 (Commencement of Operations) through December 31, 1995.



                       See Notes to Financial Statements

                                                                                                                       VARIABLE
                                                                                                                       INSURANCE
                                                                                       VARIABLE INSURANCE              PRODUCTS
                                                                                          PRODUCTS FUND                 FUND II
------------------------------------------------------------------------------ -------------------------------------  -----------
   VALUE        SMALL                     EQUITY    INTERNATIONAL   VENTURE      EQUITY-                    HIGH         ASSET
  GROWTH         CAP        BALANCED      GROWTH       EQUITY        VALUE       INCOME      OVERSEAS      INCOME       MANAGER
SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT* SUB-ACCOUNT* SUB-ACCOUNT*  SUB-ACCOUNT* SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
-----------  -----------  ------------ ------------ ------------- ------------ -----------  -----------  -----------  -----------
$   554,063  $  340,269     $ 16,795    $  183,750    $ 10,295     $   79,465  $ 2,050,693  $    42,267  $    1,773   $    2,359
  2,113,352     765,215        3,992        66,138      24,055        172,134    9,553,884    3,794,109     169,647      275,419
-----------  ----------     --------    ----------    --------     ----------  -----------  -----------  ----------   ----------
  2,667,415   1,105,484       20,787       249,888      34,350        251,599   11,604,577    3,836,376     171,420      277,778
  3,473,273   2,237,626       81,978     1,048,361     241,835        625,044   13,985,879   17,076,602     395,370      696,227
  2,645,617   4,814,141      409,874     5,735,744     948,764      3,228,499   12,483,761   (2,007,296)  1,503,857    1,507,606
 (2,568,808) (1,803,085)     (94,428)   (1,321,495)   (271,101)      (718,702)  (9,853,532)  (8,392,295)   (358,576)    (709,312)
-----------  ----------     --------    ----------    --------     ----------  -----------  -----------  ----------   ----------
  3,550,082   5,248,682      397,424     5,462,610     919,498      3,134,841   16,616,108    6,677,011   1,540,651    1,494,521
-----------  ----------     --------    ----------    --------     ----------  -----------  -----------  ----------   ----------
  6,217,497   6,354,166      418,211     5,712,498     953,848      3,386,440   28,220,685   10,513,387   1,712,071    1,772,299
  4,092,981     190,830        --           --           --            --       19,132,167   27,868,832      30,422      200,694
-----------  ----------     --------    ----------    --------     ----------  -----------  -----------  ----------   ----------
$10,310,478  $6,544,996     $418,211    $5,712,498    $953,848     $3,386,440  47,352,852   $38,382,219  $1,742,493   $1,972,993
===========  ==========     ========    ==========    ========     ==========  ===========  ===========  ==========   ==========
--------------
    TOTAL
--------------
$  64,061,749
   95,415,706
--------------
  159,477,455
  202,985,540
     --
 (115,320,001)
--------------
   87,665,539
--------------
  247,142,994
  365,491,290
--------------
$ 612,634,284
==============


                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF

NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY


 STATEMENT OF CHANGES IN NET ASSETS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1994

                                                    NEW ENGLAND ZENITH FUND
                   -------------------------------------------------------------------------------------------------
                     CAPITAL                                 STOCK                    AVANTI      VALUE      SMALL
                      GROWTH        BOND         MONEY       INDEX                    GROWTH      GROWTH      CAP
                       SUB-        INCOME       MARKET        SUB-       MANAGED       SUB-        SUB-       SUB-
                     ACCOUNT     SUB-ACCOUNT  SUB-ACCOUNT   ACCOUNT    SUB-ACCOUNT   ACCOUNT     ACCOUNT    ACCOUNT*
                   ------------  -----------  -----------  ----------  -----------  ----------  ----------  --------
FROM INVESTMENT
ACTIVITIES
 Net investment
 income (loss)...   $11,881,805  $ 1,291,818  $   598,102  $  247,929  $   592,900  $   11,372  $   71,603  $    299
 Net realized and
 unrealized gain
 (loss) on
 investments.....   (36,140,510)  (2,068,414)         --     (181,812)    (861,559)     63,068     (64,616)    4,662
                   ------------  -----------  -----------  ----------  -----------  ----------  ----------  --------
 Increase
 (decrease) in
 net assets
 derived from
 investment
 activities......   (24,258,705)    (776,596)     598,102      66,117     (268,659)     74,440       6,987     4,961
FROM POLICY-
RELATED
TRANSACTIONS
 Net premiums
 transferred from
 New England
 Variable Life
 Insurance
 Company.........   101,802,783    6,362,705   39,544,492   3,600,140    4,112,835   3,173,029   1,762,484     4,323
 Net transfers
 (to) from other
 sub-accounts....    (1,234,289)    (822,617) (29,858,294)    718,688     (186,357)  2,527,486   2,012,595   226,677
 Net transfers to
 New England
 Variable Life
 Insurance
 Company.........   (56,761,722)  (4,458,223)  (6,161,941) (2,075,140)  (3,102,454) (2,027,427) (1,190,128)  (45,131)
                   ------------  -----------  -----------  ----------  -----------  ----------  ----------  --------
 Increase in net
 assets derived
 from policy-
 related
 transactions....    43,806,772    1,081,865    3,524,257   2,243,688      824,024   3,673,088   2,584,951   185,869
                   ------------  -----------  -----------  ----------  -----------  ----------  ----------  --------
 Net increase in
 net assets......    19,548,067      305,269    4,122,359   2,309,805      555,365   3,747,528   2,591,938   190,830
NET ASSETS, AT
BEGINNING OF THE
PERIOD...........   229,946,670   16,444,862   12,758,384   7,369,159   14,204,213   2,663,683   1,501,043       --
                   ------------  -----------  -----------  ----------  -----------  ----------  ----------  --------
NET ASSETS, AT
END OF THE
PERIOD...........  $249,494,737  $16,750,131  $16,880,743  $9,678,964  $14,759,578  $6,411,211  $4,092,981  $190,830
                   ============  ===========  ===========  ==========  ===========  ==========  ==========  ========
                                                       VARIABLE
                                                       INSURANCE
                          VARIABLE INSURANCE           PRODUCTS
                             PRODUCTS FUND              FUND II
                   ----------------------------------- ----------
                                               HIGH      ASSET
                     EQUITY-                  INCOME    MANAGER
                     INCOME      OVERSEAS      SUB-      SUB-
                   SUB-ACCOUNT  SUB-ACCOUNT  ACCOUNT** ACCOUNT**     TOTAL
                   ------------ ------------ --------- ---------- -------------
FROM INVESTMENT
ACTIVITIES
 Net investment
 income (loss)...  $   594,515  $   (63,886)  $    (6) $    (34)  $ 15,226,417
 Net realized and
 unrealized gain
 (loss) on
 investments.....       55,717     (439,917)      213    (1,503)   (39,634,671)
                   ------------ ------------ --------- ---------- -------------
 Increase
 (decrease) in
 net assets
 derived from
 investment
 activities......      650,232     (503,803)      207    (1,537)   (24,408,254)
FROM POLICY-
RELATED
TRANSACTIONS
 Net premiums
 transferred from
 New England
 Variable Life
 Insurance
 Company.........    9,237,234   11,268,285       102     8,495    180,876,907
 Net transfers
 (to) from other
 sub-accounts....    9,868,299   16,487,055    36,048   224,709            --
 Net transfers to
 New England
 Variable Life
 Insurance
 Company.........   (4,905,512)  (8,836,370)   (5,935)  (30,973)   (89,600,956)
                   ------------ ------------ --------- ---------- -------------
 Increase in net
 assets derived
 from policy-
 related
 transactions....   14,200,021   18,918,970    30,215   202,231     91,275,951
                   ------------ ------------ --------- ---------- -------------
 Net increase in
 net assets......   14,850,253   18,415,167    30,422   200,694     66,867,697
NET ASSETS, AT
BEGINNING OF THE
PERIOD...........    4,281,914    9,453,665       --        --     298,623,593
                   ------------ ------------ --------- ---------- -------------
NET ASSETS, AT
END OF THE
PERIOD...........  $19,132,167  $27,868,832   $30,422  $200,694   $365,491,290
                   ============ ============ ========= ========== =============

 * For the period May 2, 1994 (Commencement of Operations) through December 31, 1994.
**For the period August 31, 1994 (Commencement of Operations) through December 31, 1994.

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF

NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY


 STATEMENT OF CHANGES IN NET ASSETS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1993

                                                  NEW ENGLAND ZENITH FUND
                   -------------------------------------------------------------------------------------------
                     CAPITAL        BOND         MONEY        STOCK                     AVANTI       VALUE
                      GROWTH       INCOME       MARKET        INDEX       MANAGED       GROWTH       GROWTH
                   SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT* SUB-ACCOUNT*
                   ------------  -----------  -----------  -----------  -----------  ------------ ------------
FROM INVESTMENT
ACTIVITIES
 Net investment
 income (loss)...  $ 13,090,465  $ 1,631,730  $   341,165  $  246,247   $   705,102   $   25,675   $   27,942
 Net realized and
 unrealized gain
 on investments..    20,406,394      187,990          --      400,747       590,219      143,066       67,374
                   ------------  -----------  -----------  ----------   -----------   ----------   ----------
 Increase in net
 assets derived
 from investment
 activities......    33,496,859    1,819,720      341,165     646,994     1,295,321      168,741       95,316
FROM POLICY-
RELATED
TRANSACTIONS
 Net premiums
 transferred from
 New England
 Variable Life
 Insurance
 Company.........    88,880,791    5,429,522   27,439,024   2,696,124     3,325,220      579,106      252,321
 Net transfers
 (to) from other
 sub-accounts....      (185,104)   1,155,530  (22,054,415)  1,088,665     1,967,320    2,787,043    1,529,391
 Net transfers to
 New England
 Variable Life
 Insurance
 Company.........   (41,091,866)  (2,588,466)  (5,031,875) (1,483,033)   (1,785,088)    (871,207)    (375,985)
                   ------------  -----------  -----------  ----------   -----------   ----------   ----------
 Increase in net
 assets derived
 from policy-
 related
 transactions....    47,603,821    3,996,586      352,734   2,301,756     3,507,452    2,494,942    1,405,727
                   ------------  -----------  -----------  ----------   -----------   ----------   ----------
 Net increase in
 net assets......    81,100,680    5,816,306      693,899   2,948,750     4,802,773    2,663,683    1,501,043
 NET ASSETS,
 BEGINNING OF THE
 PERIOD..........   148,845,990   10,628,556   12,064,485   4,420,409     9,401,440          --           --
                   ------------  -----------  -----------  ----------   -----------   ----------   ----------
 NET ASSETS, AT
 END OF THE
 PERIOD..........  $229,946,670  $16,444,862  $12,758,384  $7,369,159   $14,204,213   $2,663,683   $1,501,043
                   ============  ===========  ===========  ==========   ===========   ==========   ==========
                      VARIABLE INSURANCE
                         PRODUCTS FUND
                   -------------------------
                     EQUITY-
                      INCOME      OVERSEAS
                   SUB-ACCOUNT* SUB-ACCOUNT*    TOTAL
                   ------------ ------------ -------------
FROM INVESTMENT
ACTIVITIES
 Net investment
 income (loss)...   $   39,142   $  (17,666) $ 16,089,802
 Net realized and
 unrealized gain
 on investments..       92,954      701,070    22,589,814
                   ------------ ------------ -------------
 Increase in net
 assets derived
 from investment
 activities......      132,096      683,404    38,679,616
FROM POLICY-
RELATED
TRANSACTIONS
 Net premiums
 transferred from
 New England
 Variable Life
 Insurance
 Company.........      964,191    1,568,988   131,135,287
 Net transfers
 (to) from other
 sub-accounts....    4,320,708    9,390,862           --
 Net transfers to
 New England
 Variable Life
 Insurance
 Company.........   (1,135,081)  (2,189,589)  (56,552,190)
                   ------------ ------------ -------------
 Increase in net
 assets derived
 from policy-
 related
 transactions....    4,149,818    8,770,261    74,583,097
                   ------------ ------------ -------------
 Net increase in
 net assets......    4,281,914    9,453,665   113,262,713
 NET ASSETS,
 BEGINNING OF THE
 PERIOD..........          --           --    185,360,880
                   ------------ ------------ -------------
 NET ASSETS, AT
 END OF THE
 PERIOD..........   $4,281,914   $9,453,665  $298,623,593
                   ============ ============ =============

* For the period April 30, 1993 (Commencement of Operations) through December 31, 1993.

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

 NOTES TO FINANCIAL STATEMENTS

1. New England Variable Life Separate Account (the "Account") of New England Variable Life Insurance Company ("NEVLICO"), was established by NEVLICO's Board of Directors on January 31, 1983 in accordance with the regulations of the Delaware Insurance Department. NEVLICO is a wholly-owned subsidiary of New England Mutual Life Insurance Company ("The New England"). The Account is registered as a unit investment trust under the Investment Company Act of 1940. The assets of the Account are owned by NEVLICO. However, that portion of the Account assets equal to the reserves and other liabilities of the Account may not be charged with liabilities that arise out of any other business NEVLICO may conduct.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. The Account has sixteen investment sub-accounts each of which invests in the shares of one portfolio of the New England Zenith Fund ("Zenith Fund"), the Variable Insurance Products Fund or the Variable Insurance Products Fund
II. The portfolios of the Zenith Fund, the Variable Insurance Products Fund and Variable Insurance Products Fund II in which the sub-accounts invest are referred to herein as the "Eligible Funds". The Zenith Fund, the Variable Insurance Products Fund and the Variable Insurance Products Fund II are diversified, open-end management investment companies. The Account purchases or redeems shares of the sixteen Eligible Funds based on the amount of net premiums invested in the Account, transfers among the sub-accounts, policy loans, surrender payments, and death benefit payments. The values of the shares of the Eligible Funds are determined as of the close of the New York Stock Exchange (normally 4:00 p.m. EST) on each day the Exchange is open for trading. Realized gains and losses on the sale of the Eligible Funds' shares are computed on the basis of identified cost on the trade date. Income from dividends is recorded on the ex-dividend date.

3. Certain deductions are made from each premium payment paid to NEVLICO to arrive at a net premium that is transferred to the Account, and certain deductions are made from the variable life insurance policies' cash value. These deductions include sales load, administrative expenses, a risk charge, state premium taxes and the cost of providing insurance protection. Charges for investment advisory fees and other expenses are deducted from the assets of the Eligible Funds.

NEVLICO charges the Account for mortality and expense risks NEVLICO assumes. Currently, the charges are made daily at an annual rate of .35% of the Account assets attributable to fixed premium ("Zenith Life") variable life policies,
 .45% of the Account assets attributable to single premium ("Zenith Life One") variable life policies, .60% of the Account assets attributable to variable ordinary ("Zenith Life Plus" and "Zenith Life Plus II") life policies and limited payment ("Zenith Life Executive 65") variable life policies, .90% of the Account assets attributable to variable survivorship ("Zenith Survivorship Life") life policies, and .75% of the Accounts assets attributable to flexible premium ("Zenith Flexible Life") variable life policies.

4. For federal income tax purposes the Account's operations are included with those of NEVLICO. NEVLICO intends to make appropriate charges against the Account in the future if and when tax liabilities arise.

5. The adviser and sub-adviser for each series of the Zenith Fund are listed in the chart below. TNE Advisers, Inc. which is a subsidiary of The New England, and each of the sub-advisers are registered with the SEC as investment advisers under the Investment Advisers Act of 1940.

        SERIES                           ADVISER                              SUB-ADVISER
        ------           ---------------------------------------- ------------------------------------
Capital Growth           Capital Growth Management, L.P. ("CGM")*
Back Bay Advisors Money  TNE Advisers, Inc.                       Back Bay Advisors, L.P.**
 Market
Back Bay Advisors Bond   TNE Advisers, Inc.                       Back Bay Advisors, L.P.**
 Income
Back Bay Advisors Man-   TNE Advisers, Inc.                       Back Bay Advisors, L.P.**
 aged
Westpeak Stock Index     TNE Advisers, Inc.                       Westpeak Investment Advisors, L.P.**
Westpeak Value Growth    TNE Advisers, Inc.                       Westpeak Investment Advisors, L.P.**
Loomis Sayles Avanti     TNE Advisers, Inc.                       Loomis, Sayles & Company, L.P.**
 Growth
Loomis Sayles Small Cap  TNE Advisers, Inc.                       Loomis, Sayles & Company, L.P.**
Loomis Sayles Balanced   TNE Advisers, Inc.                       Loomis, Sayles & Company, L.P.**
Draycott International   TNE Advisers, Inc.                       Draycott Partners, Ltd.
 Equity
Venture Value            TNE Advisers, Inc.                       Davis Selected Advisers, Inc.
Alger Equity Growth      TNE Advisers, Inc.                       Fred Alger Management, Inc.

 * An affiliate of The New England
** An indirect subsidiary of The New England

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

 NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

In the case of the Back Bay Advisors Money Market Series, Back Bay Advisors Bond Income Series, Back Bay Advisors Managed Series, Westpeak Stock Index Series, Westpeak Value Growth Series, Loomis Sayles Avanti Growth Series and Loomis Sayles Small Cap Series, TNE Advisers became the adviser on May 1, 1995. Prior to that date those series were advised by their current sub-adviser, except as follows. The New England itself served as investment adviser to the Back Bay Advisors Money Market Series and Back Bay Advisors Bond Income Series until September 10, 1986 when Back Bay Advisors assumed The New England's responsibilities under the investment advisory agreements with those Series. Back Bay Advisors served as investment adviser to the Westpeak Stock Index Series until August 2, 1993, when Westpeak became the investment adviser. The Capital Growth Series was managed by Loomis, Sayles until March 1, 1990, when its Capital Growth Management Division was reorganized into CGM. The Equity-Income, Overseas, and High Income Portfolios of the Variable Insurance Products Fund and the Asset Manager Portfolio of the Variable Insurance Products Fund II receive investment advice from Fidelity Management & Research Company.

6. The following table shows the aggregate cost of shares purchased and proceeds from sales of each sub-account for the year ended December 31, 1995:

                           PURCHASES      SALES
                          ------------ ------------
   Capital Growth         $200,281,232 $116,993,476
   Bond Income              16,076,440    9,010,606
   Money Market             51,706,425   48,778,431
   Stock Index              10,217,009    5,126,128
   Managed                   9,702,729    6,752,145
   Avanti Growth            11,720,650    5,095,439
   Value Growth              8,339,177    3,233,834
   Small Cap                 8,289,292    1,036,546
   Balanced*                   543,509       44,789
   Equity Growth*            7,457,885      659,051
   International Equity*     1,311,245      141,349
   Venture Value*            4,190,213      358,520
   Equity-Income            35,035,388   12,369,269
   Overseas                 29,153,622   21,467,284
   High Income               2,512,442      671,600
   Asset Manager             2,693,521      662,285

*For the period May 1, 1995 (Commencement of Operations) through December 31, 1995.

7. The following table shows the net investment return of the sub-account for each type of variable life insurance policy investing in the Account. The net investment return reflects the appropriate mortality and expense risk charge against sub-account assets for each type of variable life insurance policy shown. These figures do not reflect charges deducted from premiums and cash values of the policies. Such charges will affect the actual cash values and benefits of the policies. Certain amounts have been restated to conform with the current calculation of net investment return to provide greater comparability with industry convention.

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

 NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

FIXED PREMIUM ("ZENITH LIFE") POLICIES

                                                 NET INVESTMENT RETURN OF THE SUB-ACCOUNTS
                         ----------------------------------------------------------------------------------------------
                         1/1/86-  1/1/87-   1/1/88-   1/1/89-  1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-
SUB-ACCOUNT              12/31/86 12/31/87  12/31/88  12/31/89 12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95
-----------              -------- --------  --------  -------- --------  -------- --------  -------- --------  --------
Capital Growth..........  94.53%    52.17%   (9.11)%   30.30%   (3.82)%   53.45%   (6.38)%   14.57%   (7.39)%   37.55%
Bond Income.............  14.43%     1.91%    7.99 %   11.91%    7.71 %   17.55%    7.80 %   12.22%   (3.70)%   20.78%
Money Market............   6.43%     6.16%    7.14 %    8.87%    7.81 %    5.84%    3.43 %    2.61%    3.61 %    5.33%
                                  5/1/87-   1/1/88-   1/1/89-  1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-
SUB-ACCOUNT                       12/31/87  12/31/88  12/31/89 12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95
-----------                       --------  --------  -------- --------  -------- --------  -------- --------  --------
Stock Index......................  (12.40)%  15.93%    29.70%   (4.48)%   29.98%    6.92%     9.34%    0.76 %   36.44%
Managed..........................    (.89)%   9.10%    18.67%    2.85 %   19.75%    6.33%    10.26%   (1.46)%   30.81%
                                                                                            4/30/93- 1/1/94-   1/1/95-
SUB-ACCOUNT                                                                                 12/31/93 12/31/94  12/31/95
-----------                                                                                 -------- --------  --------
Avanti Growth..........................................................................      14.47%   (0.62)%   29.90%
Value Growth...........................................................................      13.97%   (1.55)%   35.99%
                                                                                            4/30/93- 1/1/94-   1/1/95-
SUB-ACCOUNT                                                                                 12/31/93 12/31/94  12/31/95
-----------                                                                                 -------- --------  --------
Equity-Income..........................................................................       9.29%    6.69%    34.62%
Overseas...............................................................................      14.57%    1.37%     9.30%
                                                                                                     5/2/94-   1/1/95-
SUB-ACCOUNT                                                                                          12/31/94  12/31/95
-----------                                                                                          --------  --------
Small Cap.......................................................................................      (3.45)%   28.40%
                                                                                                     8/31/94-  1/1/95-
SUB-ACCOUNT                                                                                          12/31/94  12/31/95
-----------                                                                                          --------  --------
High Income.....................................................................................      (0.58)%   20.18%
Asset Manager...................................................................................      (4.41)%   16.55%
                                                                                                               5/1/95-
SUB-ACCOUNT                                                                                                    12/31/95
-----------                                                                                                    --------
Equity Growth............................................................................................       24.84%
Balanced.................................................................................................       13.75%
International Equity.....................................................................................        3.85%
Venture Value............................................................................................       21.64%

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

 NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
SINGLE PREMIUM ("ZENITH LIFE ONE") POLICIES

                                                 NET INVESTMENT RETURN OF THE SUB-ACCOUNTS
                         ----------------------------------------------------------------------------------------------
                         1/1/86-  1/1/87-   1/1/88-   1/1/89-  1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-
SUB-ACCOUNT              12/31/86 12/31/87  12/31/88  12/31/89 12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95
-----------              -------- --------  --------  -------- --------  -------- --------  -------- --------  --------
Capital Growth..........  94.33%    52.02%   (9.20)%   30.17%   (3.91)%   53.29%   (6.47)%   14.46%   (7.38)%   37.41%
Bond Income.............  14.32%     1.81%    7.88%    11.79%    7.60%    17.43%    7.69%    12.10%   (3.80)%   20.66%
Money Market............   6.32%     6.05%    7.03%     8.77%    7.71%     5.74%    3.33%     2.51%    3.35%     5.23%
                                  5/1/87-   1/1/88-   1/1/89-  1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-
SUB-ACCOUNT                       12/31/87  12/31/88  12/31/89 12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95
-----------                       --------  --------  -------- --------  -------- --------  -------- --------  --------
Stock Index......................  (12.46)%  15.82%    29.57%   (4.58)%   29.85%    6.81%     9.23%    0.66%    36.30%
Managed..........................    (.96)%   8.99%    18.55%    2.75%    19.63%    6.22%    10.15%   (1.56)%   30.67%
                                                                                            4/30/93- 1/1/94-   1/1/95-
SUB-ACCOUNT                                                                                 12/31/93 12/31/94  12/31/95
-----------                                                                                 -------- --------  --------
Avanti Growth..........................................................................      14.39%   (0.72)%   29.77%
Value Growth...........................................................................      13.90%   (1.65)%   35.85%
                                                                                            4/30/93- 1/1/94-   1/1/95-
SUB-ACCOUNT                                                                                 12/31/93 12/31/94  12/31/95
-----------                                                                                 -------- --------  --------
Equity-Income..........................................................................       9.22%    6.59%    34.49%
Overseas...............................................................................      14.49%    1.27%     9.19%
                                                                                                     5/2/94-   1/1/95-
SUB-ACCOUNT                                                                                          12/31/94  12/31/95
-----------                                                                                          --------  --------
Small Cap.......................................................................................      (3.52)%   28.27%
                                                                                                     8/31/94-  1/1/95-
SUB-ACCOUNT                                                                                          12/31/94  12/31/95
-----------                                                                                          --------  --------
High Income.....................................................................................      (0.61)%   20.06%
Asset Manager...................................................................................      (4.45)%   16.43%
                                                                                                               5/1/95-
SUB-ACCOUNT                                                                                                    12/31/95
-----------                                                                                                    --------
Equity Growth............................................................................................       24.76%
Balanced.................................................................................................       13.67%
International Equity.....................................................................................        3.79%
Venture Value............................................................................................       21.56%

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

 NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
VARIABLE ORDINARY ("ZENITH LIFE PLUS" AND "ZENITH LIFE PLUS II") AND LIMITED PAYMENT ("ZENITH LIFE EXECUTIVE 65") POLICIES

                                                 NET INVESTMENT RETURN OF THE SUB-ACCOUNTS
                         ----------------------------------------------------------------------------------------------
                         1/1/86-  1/1/87-   1/1/88-   1/1/89-  1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-
SUB-ACCOUNT              12/31/86 12/31/87  12/31/88  12/31/89 12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95
-----------              -------- --------  --------  -------- --------  -------- --------  -------- --------  --------
Capital Growth..........  94.04%    51.79%   (9.34)%   29.98%   (4.06)%   53.06%   (6.61)%   14.28%   (7.62)%   37.21%
Bond Income.............  14.15%     1.65%    7.72%    11.63%    7.44%    17.25%    7.53%    11.94%   (3.94)%   20.47%
Money Market............   6.16%     5.89%    6.87%     8.60%    7.54%     5.58%    3.18%     2.36%    3.35%     5.07%
                                  5/1/87-   1/1/88-   1/1/89-  1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-
SUB-ACCOUNT                       12/31/87  12/31/88  12/31/89 12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95
-----------                       --------  --------  -------- --------  -------- --------  -------- --------  --------
Stock Index......................  (12.55)%  15.65%    29.37%   (4.72)%   29.65%    6.65%     9.07%    0.51%    36.10%
Managed..........................   (1.06)%   8.83%    18.37%    2.59%    19.45%    6.06%     9.99%   (1.70)%   30.48%
                                                                                            4/30/93- 1/1/94-   1/1/95-
SUB-ACCOUNT                                                                                 12/31/93 12/31/94  12/31/95
-----------                                                                                 -------- --------  --------
Avanti Growth..........................................................................      14.28%   (0.87)%   29.57%
Value Growth...........................................................................      13.78%   (1.80)%   35.65%
                                                                                            4/30/93- 1/1/94-   1/1/95-
SUB-ACCOUNT                                                                                 12/31/93 12/31/94  12/31/95
-----------                                                                                 -------- --------  --------
Equity-Income..........................................................................       9.11%    6.43%    34.29%
Overseas...............................................................................      14.38%    1.12%     9.02%
                                                                                                     5/2/94-   1/1/95-
SUB-ACCOUNT                                                                                          12/31/94  12/31/95
-----------                                                                                          --------  --------
Small Cap.......................................................................................      (3.61)%   28.08%
                                                                                                     8/31/94-  1/1/95-
SUB-ACCOUNT                                                                                          12/31/94  12/31/95
-----------                                                                                          --------  --------
High Income.....................................................................................      (0.66)%   19.88%
Asset Manager...................................................................................      (4.49)%   16.26%
                                                                                                               5/1/95-
SUB-ACCOUNT                                                                                                    12/31/95
-----------                                                                                                    --------
Equity Growth............................................................................................       24.64%
Balanced.................................................................................................       13.56%
International Equity.....................................................................................        3.68%
Venture Value............................................................................................       21.44%

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

 NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
VARIABLE SURVIVORSHIP ("ZENITH SURVIVORSHIP LIFE") POLICIES

                                                 NET INVESTMENT RETURN OF THE SUB-ACCOUNTS
                         ----------------------------------------------------------------------------------------------
                         1/1/86-  1/1/87-   1/1/88-   1/1/89-  1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-
SUB-ACCOUNT              12/31/86 12/31/87  12/31/88  12/31/89 12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95
-----------              -------- --------  --------  -------- --------  -------- --------  -------- --------  --------
Capital Growth..........  93.46%    51.34%   (9.61)%   29.59%   (4.35)%   52.61%   (6.90)%   13.94%   (7.90)%   36.80%
Bond Income.............  13.81%     1.35%    7.40%    11.29%    7.11%    16.90%    7.21%    11.60%   (4.23)%   20.12%
Money Market............   5.85%     5.57%    6.55%     8.28%    7.22%     5.26%    2.87%     2.05%    3.04%     4.75%
                                  5/1/87-   1/1/88-   1/1/89-  1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-
SUB-ACCOUNT                       12/31/87  12/31/88  12/31/89 12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95
-----------                       --------  --------  -------- --------  -------- --------  -------- --------  --------
Stock Index......................  (12.73)%  15.30%    28.99%   (5.01)%   29.27%    6.33%     8.74%    0.21%    35.69%
Managed..........................   (1.26)%   8.50%    18.02%    2.28%    19.10%    5.74%     9.69%   (2.00)%   30.09%
                                                                                            4/30/93- 1/1/94-   1/1/95-
SUB-ACCOUNT                                                                                 12/31/93 12/31/94  12/31/95
-----------                                                                                 -------- --------  --------
Avanti Growth..........................................................................      14.05%   (1.16)%   29.19%
Value Growth...........................................................................      13.55%   (2.09)%   35.25%
                                                                                            4/30/93- 1/1/94-   1/1/95-
SUB-ACCOUNT                                                                                 12/31/93 12/31/94  12/31/95
-----------                                                                                 -------- --------  --------
Equity-Income..........................................................................       8.89%    6.11%    33.89%
Overseas...............................................................................      14.15%    0.82%     8.70%
                                                                                                     5/2/94-   1/1/95-
SUB-ACCOUNT                                                                                          12/31/94  12/31/95
-----------                                                                                          --------  --------
Small Cap.......................................................................................      (3.80)%   27.69%
                                                                                                     8/31/94-  1/1/95-
SUB-ACCOUNT                                                                                          12/31/94  12/31/95
-----------                                                                                          --------  --------
High Income.....................................................................................      (0.76)%   19.53%
Asset Manager...................................................................................      (4.59)%   15.91%

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

 NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
FLEXIBLE PREMIUM ("ZENITH FLEXIBLE LIFE") POLICIES

                                                 NET INVESTMENT RETURN OF THE SUB-ACCOUNTS
                         ----------------------------------------------------------------------------------------------
                         1/1/86-  1/1/87-   1/1/88-   1/1/89-  1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-
SUB-ACCOUNT              12/31/86 12/31/87  12/31/88  12/31/89 12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95
-----------              -------- --------  --------  -------- --------  -------- --------  -------- --------  --------
Capital Growth..........  93.75%    51.56%   (9.47)%   31.88%   (5.73)%   52.83%   (6.75)%   14.11%   (7.76)%   37.00%
Bond Income.............  13.98%     1.50%    7.56%    11.46%    7.28%    17.08%    7.37%    11.77%   (4.08)%   20.29%
Money Market............   6.01%     5.73%    6.71%     8.44%    7.38%     5.42%    3.02%     2.20%    3.20%     4.91%
                                  5/1/87-   1/1/88-   1/1/89-  1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-
SUB-ACCOUNT                       12/31/87  12/31/88  12/31/89 12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95
-----------                       --------  --------  -------- --------  -------- --------  -------- --------  --------
Stock-Index......................  (13.06)%  15.47%    29.18%   (4.86)%   29.46%    6.49%     8.90%    0.36%    35.90%
Managed..........................   (1.15)%   8.67%    18.20%    2.44%    19.28%    5.90%     9.82%   (1.85)%   30.28%
                                                                                            4/30/93- 1/1/94-   1/1/95-
SUB-ACCOUNT                                                                                 12/31/93 12/31/94  12/31/95
-----------                                                                                 -------- --------  --------
Avanti Growth..........................................................................      14.16%   (1.01)%   29.38%
Value Growth...........................................................................      13.67%   (1.94)%   35.45%
                                                                                            4/30/93- 1/1/94-   1/1/95-
SUB-ACCOUNT                                                                                 12/31/93 12/31/94  12/31/95
-----------                                                                                 -------- --------  --------
Equity-Income..........................................................................       9.00%    6.27%    34.09%
Overseas...............................................................................      14.26%    0.97%     8.86%
                                                                                                     5/2/94-   1/1/95-
SUB-ACCOUNT                                                                                          12/31/94  12/31/95
-----------                                                                                          --------  --------
Small Cap.......................................................................................      (3.71)%   27.88%
                                                                                                     8/31/94-  1/1/95-
SUB-ACCOUNT                                                                                          12/31/94  12/31/95
-----------                                                                                          --------  --------
High Income.....................................................................................      (0.71)%   19.71%
Asset Manager...................................................................................      (4.54)%   16.08%
                                                                                                               5/1/95-
SUB-ACCOUNT                                                                                                    12/31/95
-----------                                                                                                    --------
Equity Growth............................................................................................       24.51%
Balanced.................................................................................................       13.44%
International Equity.....................................................................................        3.58%
Venture Value............................................................................................       21.32%

  The net investment return of a sub-account is calculated by taking the difference between the sub-account's ending value and beginning value for the period and dividing it by the beginning value for the period.

          (ART)
NEW ENGLAND MUTUAL LIFE INSURANCE COMPANY
NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY
501 BOYLSTON STREET
BOSTON, MASSACHUSETTS 02116



                                   Bulk Rate
                                  U.S. Postage
                                      PAID
                                   Hudson, MA
                                 Permit No. 19

EQUAL OPPORTUNITY EMPLOYER M/F

(C) 1996 NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY
(C) 1996 NEW ENGLAND MUTUAL LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
This booklet has been prepared for variable contract owners of New England Variable Life Insurance Company and of The New
England.



VL 1



(2_FIDELITY_LOGOS)
VARIABLE INSURANCE PRODUCTS
FUND
MONEY MARKET PORTFOLIO
HIGH INCOME PORTFOLIO
EQUITY-INCOME PORTFOLIO
GROWTH PORTFOLIO
OVERSEAS PORTFOLIO
ANNUAL REPORT
DECEMBER 31, 1995
CONTENTS



MARKET ENVIRONMENT                  VIPF-3    A REVIEW OF WHAT HAPPENED DURING THE PAST YEAR

MONEY MARKET PORTFOLIO              VIPF-4    PERFORMANCE
                                    VIPF-5    FUND TALK: THE MANAGER'S OVERVIEW
                                    VIPF-6    INVESTMENTS
                                    VIPF-9    FINANCIAL STATEMENTS

HIGH INCOME PORTFOLIO               VIPF-11   PERFORMANCE AND INVESTMENT SUMMARY
                                    VIPF-12   FUND TALK: THE MANAGER'S OVERVIEW
                                    VIPF-13   INVESTMENTS
                                    VIPF-19   FINANCIAL STATEMENTS

EQUITY-INCOME PORTFOLIO             VIPF-21   PERFORMANCE AND INVESTMENT SUMMARY
                                    VIPF-22   FUND TALK: THE MANAGER'S OVERVIEW
                                    VIPF-23   INVESTMENTS
                                    VIPF-27   FINANCIAL STATEMENTS

GROWTH PORTFOLIO                    VIPF-29   PERFORMANCE AND INVESTMENT SUMMARY
                                    VIPF-30   FUND TALK: THE MANAGER'S OVERVIEW
                                    VIPF-31   INVESTMENTS
                                    VIPF-35   FINANCIAL STATEMENTS

OVERSEAS PORTFOLIO                  VIPF-37   PERFORMANCE AND INVESTMENT SUMMARY
                                    VIPF-38   FUND TALK: THE MANAGER'S OVERVIEW
                                    VIPF-39   INVESTMENTS
                                    VIPF-44   FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS       VIPF-46   NOTES TO THE FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS   VIPF-50   THE AUDITORS' OPINION

DISTRIBUTIONS                       VIPF-51


THIS REPORT AND THE FINANCIAL STATEMENTS CONTAINED HEREIN ARE SUBMITTED FOR THE GENERAL INFORMATION OF THE SHAREHOLDERS OF THE FUNDS. THIS REPORT IS NOT
AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE INVESTORS IN THE FUNDS UNLESS PRECEDED OR ACCOMPANIED BY AN EFFECTIVE PROSPECTUS.
MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY DEPOSITORY INSTITUTION. SHARES ARE NOT INSURED BY THE FDIC, FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.
NEITHER THE FUNDS NOR FIDELITY DISTRIBUTORS CORPORATION IS A BANK.
MARKET ENVIRONMENT


Most stock and bond markets rebounded in 1995, after experiencing volatility and inconsistent returns in 1994. Returns were fueled by declining interest rates, moderate economic growth, sustained corporate earnings growth and a relative absence of inflation. The U.S. stock market outpaced counterparts in the developed world and those in emerging markets. Returns from bond markets overseas generally topped those provided by the U.S., although the U.S. bond market still was quite strong.
U.S. STOCK MARKETS
The Standard & Poor's Composite Index of 500 Stocks - a broad measure of U.S. stock performance - rose 37.58% for the 12 months ended December 31, 1995, well above the market's long-term average annual return. The NASDAQ Composite Index - a measure of small stock performance - rose 39.92% (excluding dividends). The Dow Jones Industrial Average - an index of 30 blue-chip stocks - posted a return of 36.72%, closing above 5000 for the first time in November.
Strong corporate earnings and a favorable interest rate environment helped the U.S. stock market post robust returns. With inflation posing little threat, interest rates fell during much of 1995. The Federal Reserve Board cut short-term interest rates twice, in July and December. Lower interest rates helped bolster earnings, as they reduced companies' borrowing costs. A relatively weak dollar also helped sustain earnings, with American products and services remaining fairly cheap overseas. Investor sentiment toward the stock market was extremely positive, evidenced by a flurry of successful initial public offerings throughout the year.
Market activity was marked by rapid sector rotation, with investors reacting swiftly to breaking news. Technology was one of the best performing market sectors until the fourth quarter, fueled by improving earnings associated with strong growth in personal computers and related products. Internet-related stocks posted extremely strong share price gains. Although increases in cellular subscriptions helped semiconductor stocks earlier in the year, that industry saw share price drops later in the year due to concerns about over-capacity. Expanding inventories and evidence of an economic slowdown hurt technology stocks later in the year. Biotechnology issues saw a resurgence, partly because the sector had struggled to the point where valuations - stock prices relative to other measures such as earnings - appeared attractive. Consumer nondurables - such as food, beverage and tobacco companies - health care and traditional big-name growth stocks showed strength as investors sought companies that traditionally have steady earnings growth regardless of the economic environment.
Cyclical stocks - those that usually rise and fall with the economy - provided subpar returns during 1995 as a result of over-capacity and evidence the economy was slowing. Industrial commodities, such as chemicals and paper, faltered due to decreased demand, despite the prospect for renewed economic growth - and concurrent future earnings growth - resulting from interest rate declines. On the other hand, lower interest rates and continued merger and acquisition activity helped financial stocks perform well. Regional Bell operating companies - RBOCs or "Baby Bells"-performed well in the second half of the year, because they offered strong yields, and because of their potential for growth as they enter new businesses. FOREIGN STOCK MARKETS
Foreign stock markets showed mixed results in 1995. The Morgan Stanley EAFE (Europe, Australasia, Far East) index was up 11.21%. Although interest rates declined in most European countries, economies were generally stagnant. While equity indexes in some countries posted strong returns, in some cases these results were due to the strong performance of large companies that made up a significant portion of the index, such as Nokia in Finland and Ericsson in Sweden. The Morgan Stanley Europe Index rose 21.62% in 1995. Japanese companies were hindered by a strong yen - which made their products expensive overseas - and a weak economy earlier in the year. However, in the fourth quarter of the year, both the Japanese market and economy started to rebound. According to Morgan Stanley Capital International, Japanese stocks rose 0.69% in U.S. dollars for the year. Emerging markets struggled in 1995, hurt by a lack of capital inflows caused by Mexico's peso devaluation in December 1994. This negative sentiment contributed to the -5.21% return of the Morgan Stanley Emerging Markets Free Index in 1995.
U.S. BOND MARKETS
U.S. bond markets posted strong returns in 1995. The Lehman Brothers Aggregate Bond Index - a broad measure of U.S. taxable bonds - posted a total return of 18.47% in 1995. A strong, year-long rally helped bonds recover from the effects of the sharply rising interest rates seen in 1994. Indications of a slowing economy and a relative absence of inflation pressures encouraged bond investors, helping to push interest rates lower. Prospects for a balanced budget agreement also helped to fuel optimism in the markets. Monetary policy also played a role in the bond market's performance. In an effort to thwart the possibility of a recession, the Federal Reserve Board lowered the fed funds rates twice, in July and December. Mortgage-backed securities also benefited from this environment, as illustrated by the performance of the Salomon Brothers Mortgage Index, which returned 16.77% during the year. The high-yield bond market also turned in a strong performance in 1995, driven by generally good earnings, strong demand for high-yield bonds among investors searching for high current income and declining interest rates. The Merrill Lynch High Yield Master Index rose 19.91%.
FOREIGN BOND MARKETS
Both developed and emerging fixed-income markets recorded strong returns in 1995. For the 12 months ended December 31, 1995, the Salomon Brothers World Government Bond Index - a proxy of bond market performance in developed nations including the U.S. - rose 19.04%. Bond markets in developed countries benefited from slow economic growth and relatively low inflation pressures. This led to a more favorable interest rate environment, as the central banks of the U.S., Germany and Great Britain all lowered their respective short-term interest rates. Emerging markets shrugged off the fallout from December 1994's Mexican peso devaluation to record strong returns. The J.P. Morgan Emerging Markets Bond Index posted a 27.54% return for the year. The bulk of emerging markets' total return came from a springtime rally following the announcement of a $50 billion bailout package for Mexico by the U.S. Treasury and the International Monetary Fund.
VARIABLE INSURANCE PRODUCTS FUND: MONEY MARKET PORTFOLIO
PERFORMANCE


To measure a money market fund's performance, you can look at either total return or yield. Total return reflects both the change in a fund's share price over a given period, and reinvestment of its dividends (or income). Yield measures the income paid by a fund. Since a money market fund tries to maintain a $1 share price, yield is an important measure of performance.
AVERAGE ANNUAL TOTAL RETURNS
PERIODS ENDED        PAST 1   PAST 5   PAST 10
DECEMBER 31, 1995    YEAR     YEARS    YEARS

Money Market         5.87%    4.66%    6.09%

AVERAGE ANNUAL TOTAL RETURNS take the fund's actual (or cumulative) return and show you what would have happened if the fund had achieved that return by performing at a constant rate each year.
Recent U.S. Consumer Price Index information is not available from the U.S. Department of Labor. Therefore, the CPI comparison has not been included in this report.AVERAGETURNS
PERFORMANCE NUMBERS ARE NET OF ALL FUND OPERATING EXPENSES, BUT DO NOT INCLUDE ANY INSURANCE CHARGES IMPOSED BY YOUR INSURANCE COMPANY'S SEPARATE ACCOUNT. IF PERFORMANCE INFORMATION INCLUDED THE EFFECT OF THESE ADDITIONAL CHARGES, THE TOTAL RETURNS WOULD HAVE BEEN LOWER.
If Fidelity had not reimbursed certain fund expenses, the past five and ten year total returns would have been lower. Yield will vary.
YIELD
Row: 1, Col: 1, Value: 5.609999999999999
Row: 1, Col: 2, Value: 2.74
Row: 2, Col: 1, Value: 5.91
Row: 2, Col: 2, Value: 2.89
Row: 3, Col: 1, Value: 5.85
Row: 3, Col: 2, Value: 2.87
Row: 4, Col: 1, Value: 5.64
Row: 4, Col: 2, Value: 2.86
Row: 5, Col: 1, Value: 5.56
Row: 5, Col: 2, Value: 2.83
Money Market
MMDA
6% -
5% -
4% -
3% -
2% -
1% -
0%
  12/28/94 3/29/95 6/28/95 9/27/95 12/27/95

 Money Market 5.61% 5.91% 5.85% 5.64% 5.56%

 MMDA 2.74% 2.89% 2.87% 2.86% 2.83%
YIELD refers to the income paid by the fund over a given period. Yields for money market funds are usually for seven-day periods, expressed as annual percentage rates. A yield that assumes income earned is reinvested or compounded is called an effective yield. The chart above shows the fund's current seven-day yield at quarterly intervals over the past year. This is compared to similar yields for the average bank money market deposit account (MMDA). The MMDA average is supplied by BANK RATE MONITOR.(Trademark)

COMPARING PERFORMANCE
There are some important differences between a bank money market deposit account (MMDA) and a money market fund. First, the U.S.
government neither insures nor guarantees a money market fund. In fact, there is no assurance that a money fund will maintain a $1 share price. Second, a money market fund returns to its shareholders income earned by the fund's investments after expenses. This is in contrast to banks, which set their MMDA rates periodically based on current interest rates, competitors' rates, and internal criteria.
(checkmark)
VARIABLE INSURANCE PRODUCTS FUND: MONEY MARKET PORTFOLIO
FUND TALK: THE MANAGER'S OVERVIEW




An interview with
Bob Litterst, Portfolio
Manager of Money
Market Portfolio
Q. BOB, HOW HAVE MARKET CONDITIONS CHANGED DURING THE PAST YEAR?
A. Ironically, the interest rate banks charge each other for overnight loans-known as the federal funds rate-ended the year exactly where it started, at 5.50%. But if we compare market conditions a year ago to those that prevailed at the close of the period, the difference is like night and day. As 1995 began, the Fed was still in a restrictive mode, raising interest rates as a means of slowing down the economic growth rate and preventing an outbreak of inflation. After a torrid fourth quarter-during which the economy expanded at an annual rate of more than 5%-most market participants expected growth to continue at a fast pace and interest rates to keep rising in 1995. That view was apparently confirmed when the Fed increased the federal funds rate again in February to 6.00%. As it turned out, however, that was the last rate increase in the cycle. Already, signs of weakness were appearing among the key economic indicators, heralding a dramatic slowdown in the first half of 1995.
Q. HOW DID THE FED REACT TO CHANGING CONDITIONS?
A. By gradually lowering interest rates. When growth slowed to an annual growth rate of 1.3% during the second quarter of 1995, from 2.7% during the first quarter, warnings arose from some quarters that the economy was in danger of slipping back into recession. Such warnings were undoubtedly a factor in the Fed's decision to lower the federal funds rate one-quarter percentage point on July 6, 1995. Growth picked up again in the third quarter, when the economy expanded at an annual rate of 4.2%. But indications are that the fourth quarter numbers, when they're released in January, will show a return to slower growth. The Fed apparently thinks so. It lowered the federal funds rate another one-quarter percentage point on December 19, 1995, bringing it back down to 5.50%. At present, conditions appear stable, characterized by moderate growth, stable to declining interest rates and mild inflation.
Q. HOW DID YOU POSITION THE FUND DURING THE PERIOD?
A. The fund's average maturity a year ago December, when the period began, was 39 days. That's a rather defensive number and reflects my expectation at the time that interest rates were likely to go higher. However, after the Fed rate increase in February, I began extending the fund's average maturity out towards 60 days. By then, market expectations for higher rates struck me as too severe, and therefore unlikely to be realized. I shortened up slightly during the third quarter in response to a shift in the money market yield curve that favored shorter trades over longer trades. By year-end, however, I was back out around 70 days. That's anywhere from 10 to 15 days longer than most other funds in my competitive universe, and reflects my view that short-term rates are more likely to fall than rise over the next six months.
Q. HOW HAS THE COMPOSITION OF ASSETS CHANGED DURING THE PERIOD?
A. The percentage of variable rate instruments has risen slightly since last fall to around 23%. Variable rate securities have interest rates that reset at daily, weekly, monthly and quarterly intervals. Most of those the fund invests in are pegged to traditional money market interest rates, such as the federal funds rate, the prime rate and the London Interbank Offered Rate, or LIBOR. In the current environment, with interest rates likely to keep falling, I've tended to favor variable rate securities that reset quarterly over those that reset more frequently.
Q. WHAT'S THE OUTLOOK?
A. Not at all what it was a year ago, at least for the short-term. I'm basing my investment decisions on the likelihood of continued moderate growth, stable to declining interest rates and mild inflationary pressures. I think there's a good chance the Fed will lower interest rates at least one more time, possibly if and when the warring parties in Washington finally agree on a balanced budget. The Fed has long been an advocate of a balanced budget, and would likely respond to a credible agreement with a rate cut. On the other hand, with the economy expanding near the Fed's target growth rate and little chance of a recession, I don't expect further dramatic reductions in interest rates. That's why I'll likely keep the fund's average around 60 days, possibly longer. That puts the fund in a good position to benefit from stable to declining rates while leaving me with some flexibility to respond if market conditions suddenly change.
THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.


FUND FACTS
GOAL: income and share price stability by investing in high quality, short-term instruments
START DATE: April 1, 1982
SIZE: As of December 31, 1995, more than
$808 million
MANAGER: Robert Litterst, since 1992; manager,
Capital Reserves Money Market, Fidelity Cash
Reserves, Fidelity Money Market Trust:
Retirement Money Market, since 1992; joined
Fidelity in 1991
(checkmark)
VARIABLE INSURANCE PRODUCTS FUND: MONEY MARKET PORTFOLIO
INVESTMENTS DECEMBER 31, 1995

Showing Percentage of Total Value of Investment in Securities


BANKERS' ACCEPTANCES - 0.3%
  ANNUALIZED
  YIELD AT
 DUE TIME OF PRINCIPAL VALUE
DATE PURCHASE AMOUNT (NOTE 1)
DOMESTIC BANKERS' ACCEPTANCES
CHEMICAL BANK
1/31/96 5.94% $ 524,312 $ 521,619
3/26/96 5.88  2,000,000  1,972,354
TOTAL BANKERS' ACCEPTANCES   2,493,973
CERTIFICATES OF DEPOSIT - 22.2%
NEW YORK BRANCH, EURODOLLAR, DOMESTIC BANKS - 0.6%
BANK OF NEW YORK
5/9/96 5.65  5,000,000  5,009,008
NEW YORK BRANCH, YANKEE DOLLAR, FOREIGN BANKS - 11.6%
BANQUE NATIONALE DE PARIS
2/9/96 5.80  1,000,000  1,001,059
BAYERISCHE HYPOTHEKEN-UND WESCHEL
4/12/96 5.77  10,000,000  10,000,281
BAYERISCHE LANDESBANK GIROZENTRALE
10/30/96 5.87  10,000,000  10,000,000
BAYERISCHE VEREINSBANK A.G.
1/4/96 5.95  10,000,000  10,000,000
COMMERZBANK, GERMANY
3/8/96 5.80  5,000,000  5,007,235
DEUTSCHE BANK, A.G.
4/22/96 5.77  5,000,000  5,000,000
DRESDNER BANK, A.G.
3/15/96 5.87  3,000,000  3,003,713
3/15/96 6.44  1,000,000  1,000,257
ROYAL BANK OF CANADA
3/27/96 5.75  5,000,000  5,000,000
SOCIETE GENERALE
1/16/96 5.84  5,000,000  5,000,000
SWISS BANK CORP.
2/29/96 5.73  15,000,000  15,000,000
3/25/96 5.75  5,000,000  5,000,000
5/6/96 5.47 (c)  10,000,000  10,000,000
WESTDEUTSCHE LANDESBANK
4/3/96 5.78  5,000,000  5,009,308
WESTPAC BANKING CORP.
4/3/96 5.68  5,000,000  5,010,707
  95,032,560
LONDON BRANCH, EURODOLLAR, DOMESTIC BANKS - 2.5%
CHEMICAL BANK
3/27/96 5.81  10,000,000  10,000,000
MORGAN GUARANTY TRUST CO.
2/7/96 5.78  5,000,000  5,000,104
4/4/96 5.74  5,000,000  5,000,564
  20,000,668
LONDON BRANCH, EURODOLLAR, FOREIGN BANKS - 7.5%
ABN-AMRO BANK
3/13/96 5.72  3,000,000  3,000,975
4/22/96 5.70  1,000,000  1,000,104
ABBEY NATIONAL (UK), PLC
4/9/96 5.77  5,000,000  4,998,282
4/23/96 5.75  5,000,000  5,000,000

  ANNUALIZED
  YIELD AT
 DUE TIME OF PRINCIPAL VALUE
DATE PURCHASE AMOUNT (NOTE 1)
BAYERISCHE HYPOTHEKEN-UND WESCHEL
2/26/96 5.74% $ 10,000,000 $ 10,000,115
2/28/96 5.74  5,000,000  5,000,081
DEUTSCHE BANK, A.G.
2/26/96 5.76  10,000,000  10,000,198
3/1/96 5.72  5,000,000  4,999,993
LANDESBANK HESSEN - THURINGEN
3/14/96 5.71  5,000,000  5,000,050
NORDDEUTSCHE LANDESBANK
4/29/96 5.70  2,000,000  2,000,324
ROYAL BANK OF SCOTLAND, PLC
3/18/96 5.71  5,000,000  5,000,000
TORONTO-DOMINION BANK
2/26/96 5.71  5,000,000  5,001,789
  61,001,911
TOTAL CERTIFICATES OF DEPOSIT   181,044,147
COMMERCIAL PAPER - 54.4%
A.H. ROBINS COMPANY, INCORPORATED
2/6/96 5.80  5,740,000  5,705,343
AT&T CAPITAL CORP.
2/5/96 5.78  4,000,000  3,976,566
2/5/96 5.78  6,000,000  5,964,788
3/8/96 5.63  4,000,000  3,957,297
3/27/96 5.58  10,000,000  9,865,556
AVCO FINANCIAL SERVICES, INC.
3/5/96 5.76  5,000,000  4,948,025
AMERICAN EXPRESS CREDIT CORP.
3/1/96 5.80  5,000,000  4,951,433
3/13/96 5.72  5,000,000  4,942,342
AMERICAN HOME PRODUCTS
2/2/96 5.79  9,500,000  9,448,679
2/6/96 5.85  2,000,000  1,987,851
2/7/96 5.85  1,000,000  993,765
3/7/96 5.77  8,300,000  8,211,264
4/3/96 5.71  4,000,000  3,940,888
AMERICAN TELEPHONE & TELEGRAPH
3/14/96 5.75  5,000,000  4,941,354
3/14/96 5.80  5,000,000  4,941,146
3/25/96 5.77  10,000,000  9,865,745
ASSOCIATES CORP. OF NORTH AMERICA
3/14/96 5.72  5,000,000  4,941,562
3/15/96 5.75  7,000,000  6,916,210
4/8/96 5.67  5,000,000  4,922,778
4/11/96 5.64  5,000,000  4,920,890
BENEFICIAL CORP.
2/13/96 5.86  5,000,000  4,963,750
BRADFORD & BINGLEY BUILDING SOCIETY
2/6/96 5.76  3,000,000  2,982,014
2/8/96 5.75  10,000,000  9,937,000
CIT GROUP HOLDINGS, INC.
1/2/96 5.90 (a)  5,000,000  4,996,787
2/15/96 5.87  5,000,000  4,962,792
2/16/96 5.77  5,000,000  4,962,000
COMMERCIAL PAPER - CONTINUED
  ANNUALIZED
  YIELD AT
 DUE TIME OF PRINCIPAL VALUE
DATE PURCHASE AMOUNT (NOTE 1)
CAISSE DES DEPOTS ET CONSIGNATIONS
1/26/96 5.80% $ 7,000,000 $ 6,969,813
CHEMICAL BANKING CORP.
3/15/96 5.69  5,000,000  4,940,890
CHRYSLER FINANCIAL CORPORATION
2/2/96 5.87  5,000,000  4,972,564
2/8/96 5.84  5,000,000  4,967,890
2/9/96 5.84  3,000,000  2,980,252
COMMERZBANK U.S. FINANCE, INC.
1/5/96 5.89  1,994,000  1,992,049
COMPAGNIE BANCAIRE
1/18/96 5.84  6,000,000  5,981,729
CORESTATES CAPITAL CORP.
1/2/96 5.84 (a)  5,000,000  5,000,000
1/8/96 5.83 (a)  5,000,000  5,000,000
1/8/96 5.86 (a)  5,000,000  4,999,827
DAKOTA
1/11/96 5.86  5,000,000  4,990,284
DU PONT (E.I.) DE NEMOURS & CO.
2/13/96 5.76  4,350,000  4,319,604
3/28/96 5.70  2,000,000  1,972,410
EIGER CAPITAL CORP.
1/30/96 5.85  5,000,000  4,975,006
ENTERPRISE FUNDING CORP.
1/19/96 6.02  2,144,000  2,136,853
FLEET FUNDING CORPORATION
1/18/96 5.84  1,045,000  1,041,801
FORD MOTOR CREDIT CORP.
2/15/96 5.77  5,000,000  4,962,792
4/4/96 5.77  4,000,000  3,939,947
GTE CORP.
1/17/96 5.91  5,000,000  4,985,326
GENERAL ELECTRIC CAPITAL CORP.
3/15/96 5.69  5,000,000  4,941,100
3/27/96 5.80  10,000,000  9,862,134
4/1/96 5.71  5,000,000  4,927,667
4/29/96 5.73  5,000,000  4,906,393
GENERAL MOTORS ACCEPTANCE CORP.
1/30/96 5.87  3,000,000  2,985,069
2/6/96 5.84  9,000,000  8,945,375
2/15/96 5.84  4,000,000  3,969,972
2/20/96 5.84  4,000,000  3,966,777
3/5/96 5.83  5,000,000  4,947,475
GLAXO WELLCOME, PLC
2/23/96 5.75  5,000,000  4,956,764
GOLDMAN SACHS GROUP, L.P. (THE)
3/18/96 5.75  9,000,000  8,888,412
HANSON FINANCE (UK), PLC
1/26/96 5.85  1,500,000  1,493,475
2/9/96 5.86  1,000,000  993,395
IBM CORP.
3/12/96 5.72  12,000,000  11,863,490
JOHN DEERE CAPITAL CORP.
4/26/96 5.73  5,000,000  4,908,714
LILLY (ELI) & CO.
4/8/96 5.54  5,000,000  4,924,305
5/6/96 5.53  8,000,000  7,845,831

  ANNUALIZED
  YIELD AT
 DUE TIME OF PRINCIPAL VALUE
DATE PURCHASE AMOUNT (NOTE 1)
MERRILL LYNCH & CO., INC.
3/8/96 5.76% $ 9,250,000 $ 9,150,716
MORGAN STANLEY GROUP, INC.
1/2/96 6.08  10,000,000  9,994,933
1/25/96 5.83  12,000,000  11,950,167
5/16/96 5.95  5,000,000  4,890,807
NEW CENTER ASSET TRUST
2/16/96 5.81  5,000,000  4,961,667
2/28/96 5.82  5,000,000  4,952,083
NORWEST CORP.
3/13/96 5.71  5,000,000  4,942,445
NORWEST FINANCIAL
1/17/96 5.87  5,000,000  4,985,388
2/28/96 5.80  5,000,000  4,952,584
PHH CORP.
1/22/96 5.94  3,000,000  2,999,251
PREFERRED RECEIVABLES FUNDING CORP.
2/5/96 5.79  10,000,000  9,941,416
REXAM PLC
1/8/96 5.92  5,000,000  4,992,625
1/16/96 5.95  10,000,000  9,972,044
SEARS ROEBUCK ACCEPTANCE CORP.
2/7/96 5.80  8,000,000  7,950,427
2/21/96 5.81  5,000,000  4,958,042
SHERWOOD MEDICAL COMPANY
1/18/96 5.98  1,351,000  1,346,757
SOCIETE GENERALE NORTH AMERICA
3/4/96 5.75  10,000,000  9,898,167
TRANSAMERICA FINANCE CORP.
2/9/96 5.85  5,000,000  4,966,972
TEXTRON, INC.
1/10/96 5.98  2,000,000  1,996,364
WOOL INTERNATIONAL
2/27/96 5.84  4,250,000  4,210,507
TOTAL COMMERCIAL PAPER   443,616,572
FEDERAL AGENCIES (A) - 2.4%
FEDERAL FARM CREDIT BANK - AGENCY COUPONS - 0.6%
1/2/96 5.76  5,000,000  4,999,430
FEDERAL HOME LOAN BANK - AGENCY COUPONS - 1.2%
1/4/96 5.60 (c)  5,000,000  4,996,700
3/20/96 5.69  5,000,000  4,996,948
  9,993,648
STUDENT LOAN MARKETING ASSOC. - AGENCY COUPONS - 0.6%
10/16/96 5.95  5,000,000  5,000,000
TOTAL FEDERAL AGENCIES   19,993,078
BANK NOTES - 7.6%
BANK OF AMERICA NATIONAL TRUST & SAVINGS ASSOC.
1/2/96 5.93 (a)  4,000,000  3,998,425
BANK OF NEW YORK - DELAWARE
10/30/96 5.88 (a)  8,000,000  8,000,000
BANK NOTES - CONTINUED
  ANNUALIZED
  YIELD AT
 DUE TIME OF PRINCIPAL VALUE
DATE PURCHASE AMOUNT (NOTE 1)
BOATMEN'S NATIONAL BANK OF ST. LOUIS
3/22/96 5.84%(a) $ 5,000,000 $ 4,998,063
COMERICA BANK-DETROIT
3/1/96 5.83 (a)  5,000,000  4,997,517
5/28/96 5.83  5,000,000  5,006,677
HUNTINGTON NATIONAL BANK
10/30/96 5.87 (a)  10,000,000  10,000,000
NATIONSBANK OF TEXAS
10/17/96 5.78  10,000,000  9,993,870
PNC BANK, N.A.
1/20/96 5.93 (a)  5,000,000  4,997,642
SEATTLE FIRST NATIONAL BANK
1/4/96 5.97 (a)  5,000,000  4,994,482
WACHOVIA BANK OF NORTH CAROLINA
1/26/96 5.71 (a)  5,000,000  4,996,865
TOTAL BANK NOTES   61,983,541
MASTER NOTES (A) - 1.7%
J.P. MORGAN SECURITIES
1/16/96 5.94  3,000,000  3,000,000
1/22/96 5.93  6,000,000  6,000,000
NORWEST CORP.
1/2/96 5.86  5,000,000  5,000,000
TOTAL MASTER NOTES   14,000,000
MEDIUM-TERM NOTES (A) - 6.6%
ABBEY NATIONAL TREASURY SERVICES (B)
3/9/96 5.69  10,000,000  10,000,000
BEAR STEARNS COS., INC.
1/11/96 5.82  5,000,000  5,001,190
BENEFICIAL CORP.
2/3/96 5.85  3,000,000  2,998,186
DEAN WITTER, DISCOVER & CO.
1/17/96 5.92  5,000,000  5,001,138
GENERAL ELECTRIC CAPITAL CORP.
1/2/96 5.78  5,000,000  4,999,670
GENERAL MOTORS ACCEPTANCE CORP.
2/7/96 6.00  3,000,000  3,000,000
2/22/96 5.87  6,000,000  6,001,174
GOLDMAN SACHS GROUP, L.P. (THE) (B)
3/1/96 5.91  3,000,000  3,000,000
MERRILL LYNCH & CO., INC.
2/27/96 6.95  5,000,000  5,007,264
NORWEST CORP.
3/10/96 5.83  6,000,000  6,000,000
TRANSAMERICA LIFE INSURANCE & ANNUITY CO.
3/15/96 5.84  3,000,000  3,000,000
TOTAL MEDIUM-TERM NOTES   54,008,622
SHORT-TERM NOTES (A) - 4.6%
  ANNUALIZED
  YIELD AT
 DUE TIME OF PRINCIPAL VALUE
DATE PURCHASE AMOUNT (NOTE 1)
CAPITAL ONE FUNDING CORP.
1/8/96 5.83% $ 6,000,000 $ 6,000,000
1/8/96 5.83  3,648,000  3,648,000
SMM TRUST COMPANY (1995-B) (B)
1/2/96 6.03  2,500,000  2,500,000
SMM TRUST COMPANY (1995-D) (B)
1/27/96 5.99  4,000,000  4,000,000
SMM TRUST COMPANY (1995-I) (B)
1/29/96 5.80  6,000,000  5,999,284
SMM TRUST COMPANY (1995-J) (B)
1/15/96 5.96  11,000,000  11,000,000
SMM TRUST COMPANY (1995-N) (B)
2/8/96 5.93  3,000,000  3,000,000
SMM TRUST COMPANY (1995-P) (B)
3/15/96 5.86  1,000,000  1,000,000
TOTAL SHORT-TERM NOTES   37,147,284
REPURCHASE AGREEMENTS - 0.2%
 MATURITY
 AMOUNT
In a joint trading account
 (U.S. Government Obligations)
 dated 12/29/95 due 1/2/96:
  At 6.14%  $ 1,938,322  1,937,000
TOTAL INVESTMENTS - 100%  $ 816,224,217
Total Cost for Income Tax Purposes - $816,224,217

LEGEND
1. The coupon rate shown on floating or adjustable rate securities represents the rate at period end. The due date on these types of securities reflects the next interest rate reset date or, when applicable, the final maturity date.
2. Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $40,499,284 or 5.0% of net assets.
3. Security purchased on a delayed delivery basis (see Note 2 of Notes to Financial Statements).
INCOME TAX INFORMATION
At December 31, 1995, the fund had a capital loss carryforward of approximately $78,000 which will expire on December 31, 2002.
VARIABLE INSURANCE PRODUCTS FUND: MONEY MARKET PORTFOLIO
FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES



 DECEMBER 31, 1995

ASSETS

Investment in securities, at value (including repurchase agreements of $1,937,000) - See accompanying               $ 816,224,217
schedule

Cash                                                                                                                 3,514,660

Receivable for investments sold                                                                                      70,000
Delayed delivery

Interest receivable                                                                                                  4,269,714

 TOTAL ASSETS                                                                                                        824,078,591

LIABILITIES

Payable for investments purchased                                                                    $ 14,998,205
Delayed delivery

Accrued management fee                                                                                147,208

Other payables and accrued expenses                                                                   59,193

 TOTAL LIABILITIES                                                                                                   15,204,606

NET ASSETS                                                                                                          $ 808,873,985

Net Assets consist of:

Paid in capital                                                                                                     $ 808,936,711

Accumulated net realized gain (loss) on investments                                                                  (62,726
                                                                                                                    )

NET ASSETS, for 808,936,711 shares outstanding                                                                      $ 808,873,985

NET ASSET VALUE, offering price                                                                                      $1.00
and redemption price per share ($808,873,985 (divided by) 808,936,711 shares)


STATEMENT OF OPERATIONS

 YEAR ENDED DECEMBER 31, 1995

INTEREST INCOME                                                       $ 46,489,428

EXPENSES

Management fee                                          $ 1,881,213

Transfer agent fees                                      390,358

Accounting fees and expenses                             107,886

Non-interested trustees' compensation                    5,034

Custodian fees and expenses                              64,835

Registration fees                                        20,803

Audit                                                    28,200

Legal                                                    4,046

Miscellaneous                                            2,687

 TOTAL EXPENSES                                                        2,505,062

NET INTEREST INCOME                                                    43,984,366

NET REALIZED GAIN (LOSS)                                               16,876
 ON INVESTMENTS

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                  $ 44,001,242


STATEMENT OF CHANGES IN NET ASSETS
INCREASE (DECREASE) IN NET ASSETS   YEAR ENDED     YEAR ENDED
                                    DECEMBER 31,   DECEMBER 31,
                                    1995           1994


Operations                                                                             $ 43,984,366       $ 25,859,424
Net interest income

 Net realized gain (loss)                                                               16,876             (80,853)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                        44,001,242         25,778,571

Distributions to shareholders from net interest income                                  (43,984,366)       (25,859,424)

Share transactions at net asset value of $1.00 per share                                1,212,453,074      1,187,546,448
Proceeds from sales of shares

 Reinvestment of distributions from net interest income                                 43,984,366         25,859,424

 Cost of shares redeemed                                                                (1,196,186,142)    (817,822,836)

 NET INCREASE (DECREASE) IN NET ASSETS AND SHARES RESULTING FROM SHARE TRANSACTIONS     60,251,298         395,583,036

  TOTAL INCREASE (DECREASE) IN NET ASSETS                                               60,268,174         395,502,183

NET ASSETS

 Beginning of period                                                                    748,605,811        353,103,628

 End of period                                                                         $ 808,873,985      $ 748,605,811



SEE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


FINANCIAL HIGHLIGHTS
                          YEARS ENDED DECEMBER 31,

SELECTED PER-SHARE DATA   1995                       1994   1993   1992   1991




Net asset value, beginning of period  $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000

Income from Investment Operations    .057        .042        .032        .038        .059
Net interest income

Less Distributions                   (.057)      (.042)      (.032)      (.038)      (.059)
From net interest income

Net asset value, end of period       $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000

TOTAL RETURN A                       5.87%       4.25%       3.23%B      3.90%       6.09%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000
omitted)                             $ 808,874   $ 748,606   $ 353,104   $ 301,002   $ 271,123

Ratio of expenses to average net
assets                               .33%        .27%        .22%C       .24%        .38%

Ratio of net interest income to
average net assets                    5.72%       4.32%       3.16%       3.85%       5.93%

A TOTAL RETURNS DO NOT REFLECT CHARGES ATTRIBUTABLE TO YOUR INSURANCE
COMPANY'S  SEPARATE ACCOUNT. INCLUSION OF THESE CHARGES WOULD REDUCE THE
TOTAL RETURNS.
B THE TOTAL RETURN WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES HAD NOT
BEEN REDUCED DURING THE PERIOD.
C FMR VOLUNTARILY AGREED TO REIMBURSE A PORTION OF THE FUND'S EXPENSES
DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO
WOULD HAVE BEEN HIGHER.


VARIABLE INSURANCE PRODUCTS FUND: HIGH INCOME PORTFOLIO
PERFORMANCE AND INVESTMENT SUMMARY


PERFORMANCE
There are several ways to evaluate a fund's historical performance: total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. A fund's total return includes changes in a fund's share price, plus reinvestment of any dividends (income) and capital gains (the profits the fund earns when it sells securities that have grown in value).
AVERAGE ANNUAL TOTAL RETURNS
PERIODS ENDED                           PAST 1   PAST 5   PAST 10
DECEMBER 31, 1995                       YEAR     YEARS    YEARS

HIGH INCOME                             20.72%   18.92%   11.47%

Merrill Lynch High Yield Master Index   19.91%   17.17%   11.77%

AVERAGE ANNUAL RETURNS take the fund's actual (or cumulative) return and show you what would have happened if the fund had performed at a constant rate each year.

UNDERSTANDING PERFORMANCE
How a fund did yesterday is no guarantee of
how it will do tomorrow. Bond prices, for
example, generally move in the opposite
direction of interest rates. In turn, the share price,
return, and yield of a fund that invests in bonds
will vary. That means if you sell your shares
during a market downturn, you might lose
money. But if you can ride out the market's ups
and downs, you may have a gain.
(checkmark)
You can compare the fund's returns to those of the Merrill Lynch High Yield Master Index - a broad measure of the high yield bond market. This benchmark includes reinvested dividends and capital gains, if any. Consumer Price Index information is not available from the U.S. Department of Labor. Therefore, the CPI comparison has not been included in this report.
Figures for more than one year assume a steady compounded rate of return and are not the fund's year-by-year results, which fluctuated over the periods shown.
If Fidelity had not reimbursed certain fund expenses, the fund's five and ten year total returns would have been lower.
PERFORMANCE NUMBERS ARE NET OF ALL FUND OPERATING EXPENSES, BUT DO NOT INCLUDE ANY INSURANCE CHARGES IMPOSED BY YOUR INSURANCE COMPANY'S SEPARATE ACCOUNT. IF PERFORMANCE INFORMATION INCLUDED THE EFFECT OF THESE ADDITIONAL CHARGES, THE TOTAL RETURNS WOULD HAVE BEEN LOWER.
Past performance is no guarantee of future results. Principal and investment return will vary and you may have a gain or loss when you withdraw your money. The fund includes high yielding, lower-rated securities which are subject to greater price volatility and may involve greater risk of default. The market for these securities may be less liquid.
$10,000 OVER 10 YEARS
             VIP High IncomHigh Yield Maste
    12/31/85      10000.00           10000
    01/31/86      10123.85 10067.864366073
    02/28/86      10466.32 10495.670585261
    03/31/86      10724.48 10725.334976615
    04/30/86      10906.45 10892.823284035
    05/31/86      11072.99 11019.861585135
    06/30/86      11212.15 11131.494122108
    07/31/86      11178.06 10984.941853116
    08/31/86      11223.19 11187.665908229
    09/30/86      11318.50 11280.258500822
    10/31/86      11656.67 11478.716344331
    11/30/86      11694.04 11572.177980028
    12/31/86      11767.99 11634.670079636
    01/31/87      12197.01 11963.642396663
    02/28/87      12408.07 12161.152193149
    03/31/87      12521.09 12295.616862596
    04/30/87      12129.79 12027.477562887
    05/31/87      12017.03 11973.280874731
    06/30/87      12276.56 12138.794084187
    07/31/87      12289.69 12204.841360131
    08/31/87      12391.50 12327.139426116
    09/30/87      11960.00 12043.515358362
    10/31/87      11388.07 11721.732397927
    11/30/87      11723.48 12018.155100493
    12/31/87      11911.11 12177.743016054
    01/31/88      12302.71 12510.981544685
    02/29/88      12671.05 12850.461382885
    03/31/88      12580.01 12829.209328783
    04/30/88      12678.07 12866.262166603
    05/31/88      12659.22 12933.415497409
    06/30/88      12924.54 13180.697762609
    07/31/88      13059.08 13319.981671091
    08/31/88      12996.70 13363.749841992
    09/30/88      13100.89 13498.451523196
    10/31/88      13243.51 13708.759954494
    11/30/88      13192.94  13760.11250158
    12/31/88      13297.78 13818.338389584
    01/31/89      13617.33 14025.565668057
    02/28/89      13684.31  14119.81734294
    03/31/89      13508.47 14107.255719884
    04/30/89      13358.87 14148.890784983
    05/31/89      13605.70 14409.366704589
    06/30/89      13995.39 14613.512830236
    07/31/89      13903.25 14682.720262925
    08/31/89      13822.61 14755.245860195
    09/30/89      13338.96 14614.776892934
    10/31/89      12767.11 14383.611427127
    11/30/89      12777.86 14415.845025913
    12/31/89      12742.84 14402.809379345
    01/31/90      12461.16 14121.318417394
    02/28/90      12269.28 13915.671217292
    03/31/90      12139.83 14103.779547466
    04/30/90      12175.79 14175.436101631
    05/31/90      12425.97 14431.487801795
    06/30/90      12621.71   14711.0826697
    07/31/90      12816.66 15021.963089369
    08/31/90      12602.26 14446.893565921
    09/30/90      12303.44  13818.57540134
    10/31/90      12004.88 13466.928959676
    11/30/90      12286.47 13581.010618127
    12/31/90      12458.27 13776.703324485
    01/31/91      12722.59  13971.44798382
    02/28/91      13427.45  15008.45341929
    03/31/91      13903.22 15653.757426368
    04/30/91      14396.62  16211.20907597
    05/31/91      14608.07 16290.371002402
    06/30/91      14925.26 16618.079256731
    07/31/91      15489.14 17016.259006447
    08/31/91      15700.60 17373.909745923
    09/30/91      16053.02 17595.199721906
    10/31/91      16599.28 18118.047655164
    11/30/91      16740.25  18327.32903552
    12/31/91      16828.36 18540.244596132
    01/31/92      17727.05 19188.471748199
    02/29/92      18370.68  19665.02338516
    03/31/92      18964.52 19939.403994438
    04/30/92      19098.61 20084.534192896
    05/31/92      19328.48 20404.895082796
    06/30/92      19539.20 20658.418657565
    07/31/92      19922.32 21076.981418278
    08/31/92      20343.76 21356.023258754
    09/30/92      20554.47 21599.355328024
    10/31/92      20247.98 21326.554797118
    11/30/92      20497.01 21628.586777904
    12/31/92      20726.88 21907.075590949
    01/31/93      21282.41 22446.514347112
    02/28/93      21645.44 22871.397421312
    03/31/93      22144.95 23267.918088737
    04/30/93      22290.64 23434.932372646
    05/31/93      22623.65 23750.395019593
    06/30/93      23206.41 24196.609151814
    07/31/93      23435.35 24456.690051827
    08/31/93      23685.11 24689.830615599
    09/30/93      23768.36 24811.654658071
    10/31/93      24330.31 25279.041840475
    11/30/93      24559.25 25417.298698015
    12/31/93      24954.69 25671.454304133
    01/31/94      25787.21 26234.041208444
    02/28/94      25756.30 26045.379850841
    03/31/94      24888.62 25196.640753381
    04/30/94      24637.45  24902.19314878
    05/31/94      24683.12 24813.471748199
    06/30/94      24591.78 24904.800278094
    07/31/94      24683.12 25079.872961699
    08/31/94      24683.12 25254.076602199
    09/30/94      24865.78  25244.51712805
    10/31/94      24637.45 25308.668309948
    11/30/94      24431.95 25093.382631779
    12/31/94      24546.11 25372.503476172
    01/31/95      24820.12 25731.023258754
    02/28/95      25671.99  26533.86107951
    03/31/95      25991.66  26903.12539502
    04/30/95      26753.95 27533.023637972
    05/31/95      27442.47 28393.218303628
    06/30/95      27516.24 28610.084060169
    07/31/95      28180.17  28937.16028315
    08/31/95      28401.48 29112.785994185
    09/30/95      28868.69 29445.866514979
    10/31/95      29139.18 29654.594867905
    11/30/95      29286.72 29944.065225635
    12/29/95      29630.98 30424.725066363

Let's say you invested $10,000 in High Income Portfolio on December 31, 1985. By December 31, 1995, your investment would have grown to $29,631 - a 196.31% increase. That compares to $10,000 invested in the Merrill Lynch High Yield Master Index, which would have grown to $30,425 over the same period - a 204.25% increase.
INVESTMENT SUMMARY
TOP FIVE HOLDINGS AS OF DECEMBER 31, 1995
(BY ISSUER, EXCLUDING REPURCHASE AGREEMENTS)    % OF FUND'S
                                                INVESTMENTS

PanAmSat Corp. (various issues)                 4.3

American Financial Corp. (various issues)       3.9

Marvel Parent Holdings, Inc. (various issues)   3.4

Transtexas Gas Corp. (various issues)           2.7

Mother's Work, Inc. 12 5/8%, 8/1/05             2.2

TOP FIVE MARKET SECTORS AS OF DECEMBER 31, 1995
                     % OF FUND'S
                     INVESTMENTS

Media & Leisure      30.3

Retail & Wholesale   11.1

Basic Industries     10.6

Finance              7.5

Energy               6.4

QUALITY DIVERSIFICATION AS OF DECEMBER 31, 1995
(MOODY'S RATINGS)   % OF FUND'S
                    INVESTMENTS

Aaa, Aa, A          0.0

Baa                 0.0

Ba                  8.9

B                   48.5

Caa, Ca, C          9.6

Nonrated            10.8

TABLE EXCLUDES SHORT-TERM INVESTMENTS. UNRATED DEBT SECURITIES THAT ARE EQUIVALENT TO BA AND BELOW AT DECEMBER 31, 1995, ACCOUNT FOR 6.6% OF THE FUND'S INVESTMENTS.
VARIABLE INSURANCE PRODUCTS FUND: HIGH INCOME PORTFOLIO
FUND TALK: THE MANAGER'S OVERVIEW



An interview with Barry Coffman, Portfolio Manager of High Income Portfolio
Q. HOW HAS THE FUND PERFORMED, BARRY?
A. It did well relative to its peers and to its benchmark. For the 12 months ended December 31, 1995, the Merrill Lynch High Yield Master Index returned 19.91%.
Q. WHAT KIND OF YEAR WAS 1995 FOR THE HIGH-YIELD MARKET?
A. 1995 was very strong in absolute terms, but it was unusual in that it was the first time in several years that the high-yield bond market underperformed both the Treasury and stock markets. Some of the same factors that boosted the Treasury market - namely concerns about a slowing economy and fears of a recession - kept high-yield bonds from performing as well as Treasuries. That's because investors feared that a slowing economy would translate into lower earnings and deteriorating credit quality for some high-yield companies. In addition, a slight increase in the number of companies that defaulted on their debt last year - and rising expectations that the default rate will increase slightly in 1996 - caused the high-yield market to underperform the stock market.
Q. WAS THERE ANY PARTICULAR REASON THE FUND OUTPERFORMED BOTH ITS PEERS AND ITS BENCHMARK?
A. I think it's important to point out that the fund outperformed even though it was underweighted, relative to the index, in securities rated Ba. Those securities outperformed as a group due to their higher sensitivity to interest rates and the widening of credit spreads during the year. The key to the fund's better performance can be attributed to the strength of its individual holdings and its lower exposure to some sectors - like retail - which significantly underperformed. The fund's largest holding at the end of the period - PanAmSat Corp., which operates an international satellite communications system and provides satellite services to the broadcasting and business communications market, performed quite well. The company launched a third satellite and continued to have a large backlog of contracted time from companies, including ESPN and Viacom, for its existing and yet-to-be-launched satellites. Another of the fund's strong performers was Big Flower Press, a large specialty printer of advertising inserts, comics and television guides. I invested in the bonds and equity of this company, both of which did well as its fortunes improved.
Q. HOW DID THE FUND'S GAMING HOLDINGS DO?
A. Performance was mixed. On one hand, there were few new jurisdictions that approved gaming facilities in 1995. That lack of new competition and good growth in the Atlantic City market, in particular, helped many of our casino holdings. On the other hand, Harrah's Jazz was a disappointment. In November, the company filed for bankruptcy protection. I sold the bonds after the bankruptcy declaration. However, Harrah's problems don't appear to have had any residual effects on other casino holdings.
Q. WHAT TYPES OF INVESTMENTS DID YOU ADD OVER THE PAST SIX MONTHS?
A. I focused on finding smaller companies that didn't have much visibility in the market - meaning that few investors followed them. I bought companies in which I developed a high degree of confidence regarding their future business prospects. As an example, one recent addition to the fund was Mother's Work, the largest retailer of maternity clothes. In 1995, the company bought two of its primary competitors and now controls more than half of the country's maternity stores.
Q. WHAT'S YOUR OUTLOOK?
A. The high-yield market's performance will obviously be dependent on the health of the economy. And in my view, there's no way of knowing for sure what the environment will be. So I'll continue to look at each company, attempting to assess how it's likely to do in a variety of economic environments. I'll focus on finding companies that are properly capitalized, with sufficient financial flexibility and business fundamentals that can withstand a downturn in the economy.
THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.


FUND FACTS
GOAL: seeks high current income by investing in high yielding, lower-rated fixed income securities
START DATE: September 19, 1985
SIZE: as of December 31, 1995, more than $1.0 billion
MANAGER: Barry Coffman, since 1990; joined
Fidelity in 1986
(checkmark)
VARIABLE INSURANCE PRODUCTS FUND: HIGH INCOME PORTFOLIO
INVESTMENTS DECEMBER 31, 1995

Showing Percentage of Total Value of Investment in Securities


CORPORATE BONDS - 77.6%
 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (B) AMOUNT (NOTE 1)
CONVERTIBLE BONDS - 0.2%
INDUSTRIAL MACHINERY & EQUIPMENT - 0.1%
ELECTRICAL EQUIPMENT - 0.1%
Ampex Corp., Series C
 0%, 6/3 0/97 - $ 469,000 $ 584,329
RETAIL & WHOLESALE - 0.1%
GROCERY STORES - 0.1%
Farm Fresh, Inc.
 7 1/2%, 3/1/10  B3  1,686,000  988,434
TOTAL CONVERTIBLE BONDS   1,572,763
NONCONVERTIBLE BONDS - 77.4%
AEROSPACE & DEFENSE - 0.7%
RHI Holdings, Inc.
 11 7/8%, 3/1/99 B2  2,160,000  2,170,800
Wyman-Gordon Co.
 10 3/4%, 3/15/03 B1  4,490,000  4,714,500
  6,885,300
BASIC INDUSTRIES - 10.0%
CHEMICALS & PLASTICS - 2.6%
Acetex Corp.
 9 3/4%, 10/1/03 (e) B1  1,860,000  1,934,400
American Pacific Corp.
 11%, 2/21/02 (e) -  850,000  765,000
Atlantis Group, Inc.
 11%, 2/15/03 B2  9,610,000  8,456,800
NL Industries, Inc.
 11 3/4%, 10/15/03 B1  8,070,000  8,634,900
Pioneer Americas Acquisition
 Corp. 13 3/8%, 4/1/05 (e) B2  5,960,000  6,183,500
Trans Resources, Inc.
 14 1/2%, 9/1/96 B2  580,000  591,600
  26,566,200
IRON & STEEL - 1.3%
Republic Engineered Steels, Inc.
 9 7/8%, 12/15/01 B2  14,560,000  13,067,600
METALS & MINING - 1.9%
International Wire Group, Inc.
 11 3/4%, 6/1/05 B3  5,850,000  5,630,625
Kaiser Aluminum & Chemical
 Corp. 12 3/4%, 2/1/03 B2  12,050,000  13,194,750
  18,825,375
PACKAGING & CONTAINERS - 0.4%
Crown Packaging Holdings Ltd.
 0%, 11/1/03 (c) Caa  6,840,000  3,026,700
Gaylord Container
 0%, 5/15/05 (c) Caa  600,000  586,500
  3,613,200
PAPER & FOREST PRODUCTS - 3.8%
Rapp International Finance Co. BV
 yankee 13 1/4%, 12/15/05 Ba3  12,280,000  12,065,100
Stone Container Corp.:
 9 7/8%, 2/1/01 B1  2,950,000  2,868,875
 10 3/4%, 10/1/02 B1  900,000  931,500
 11 1/2%, 10/1/04 B1  1,120,000  1,120,000

 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (B) AMOUNT (NOTE 1)
Tembec Finance Corp. yankee
 9 7/8%, 9/30/05 B1 $ 13,120,000 $ 12,939,600
Williamhouse Regency
 Delaware, Inc.
 13%, 11/15/05 (e) B3  8,500,000  8,903,750
  38,828,825
TOTAL BASIC INDUSTRIES   100,901,200
CONGLOMERATES - 0.8%
Jordan Industries, Inc.:
 10 3/8%, 8/1/03 B3  9,155,000  7,781,750
 0%, 8/1/05 (c) Caa  1,955,000  1,114,350
  8,896,100
CONSTRUCTION & REAL ESTATE - 1.1%
CONSTRUCTION - 0.9%
Continental Homes Holding
 Corp. sr. notes
 12%, 8/1/99 Ba3  3,000,000  3,232,500
UDC Homes, Inc.:
 Series A, 12 1/2%, 5/1/00 -  800,000  756,000
 Series B, 12 1/2%, 5/1/00 -  40,000  37,800
WCI Communities LP
 17%, 7/24/98 (d) -  5,000,000  5,000,000
  9,026,300
REAL ESTATE - 0.2%
Littlefield Co. 10%, 9/30/97 (d) -  2,750,000  1,988,525
TOTAL CONSTRUCTION & REAL ESTATE   11,014,825
DURABLES - 2.7%
AUTOS, TIRES, & ACCESSORIES - 1.0%
Harvard Industries, Inc.
 11 1/8%, 8/1/05 B3  9,870,000  9,870,000
TEXTILES & APPAREL - 1.7%
Hat Brands, Inc.,:
 Series B, 12 5/8%, 9/15/02 -  1,520,000  1,596,000
 Series D, 12 5/8%, 9/15/02 -  680,000  714,000
Interface, Inc.
 9 1/2%, 11/15/05 (e) Ba3  10,070,000  10,384,688
Leslie Fay Cos., Inc. (d)(g):
 9.53%, 1/15/00  -  676,319  405,791
 10.54%, 1/15/02  -  611,353  213,974
United States Leather, Inc.
 10 1/4%, 7/31/03 B2  6,010,000  4,357,250
  17,671,703
TOTAL DURABLES   27,541,703
ENERGY - 5.1%
OIL & GAS - 5.1%
Harcor Energy, Inc., Series B,
 14 7/8%, 7/15/02 B3  15,000,000  14,536,079
Plains Resources, Inc.,
 12%, 8/15/99 B3  2,257,000  2,369,850
Transamerican Refining Corp.
 16 1/2%, 2/15/02 (f) Caa  7,590,000  7,134,600
Transtexas Gas Corp.
 11 1/2%, 6/15/02 B2  23,235,000  23,873,963
Vintage Petroleum, Inc.
 9%, 12/15/05 B1  3,500,000  3,552,500
  51,466,992
CORPORATE BONDS - CONTINUED
 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (B) AMOUNT (NOTE 1)
NONCONVERTIBLE BONDS - CONTINUED
FINANCE - 4.6%
INSURANCE - 4.0%
American Financial Corp.:
 9 3/4%, 4/20/04 Ba3 $ 21,340,000 $ 22,220,276
American Life Holdings
 11 1/4%, 9/15/04 B1  13,350,000  14,017,500
Americo Life, Inc.
 9 1/4%, 6/1/05 Ba2  3,900,000  3,705,000
  39,942,776
SAVINGS & LOANS - 0.6%
First Nationwide Holdings, Inc.
 12 1/4%, 5/15/01 Ba3  5,790,000  6,426,900
SECURITIES INDUSTRY - 0.0%
ECM Corp. 14%, 6/1/02 (e) -  489,990  538,989
TOTAL FINANCE   46,908,665
HEALTH - 0.8%
MEDICAL EQUIPMENT & SUPPLIES - 0.8%
Wright Medical Technology, Inc.,
 Series B, 10 3/4%, 7/1/00 B3  7,450,000  7,636,250
INDUSTRIAL MACHINERY & EQUIPMENT - 3.4%
INDUSTRIAL MACHINERY & EQUIPMENT - 2.5%
Howmet Corp.
 10%, 12/1/03 (e) B3  1,910,000  2,005,500
MVE, Inc.
 12 1/2%, 2/15/02 B3  5,595,000  5,511,075
Specialty Equipment Cos., Inc.
 11 3/8%, 12/1/03 B3  10,640,000  10,799,600
Thermadyne Holdings Corp.:
 10 1/4%, 5/1/02  B3  1,484,000  1,495,130
 10 3/4%, 11/1/03  Caa  5,756,000  5,770,390
  25,581,695
POLLUTION CONTROL - 0.9%
Norcal Waste System, Inc.
 12 1/2%, 11/15/05 (e)(f) B3  8,890,000  8,978,900
TOTAL INDUSTRIAL MACHINERY & EQUIPMENT   34,560,595
MEDIA & LEISURE - 23.5%
BROADCASTING - 7.2%
Bell Cablemedia PLC
 0%, 9/15/05 (c)(e) B2  14,500,000  9,098,750
Chancellor Broadcasting
 12 1/2%, 10/1/04 B3  10,570,000  11,309,900
Citicasters, Inc.
 9 3/4%, 2/15/04 B-  7,812,000  7,968,240
Cooke Media Group, Inc.
 11 5/8%, 4/1/99 -  350,000  332,500
Diamond Cable Communications
 PLC yankee 0%,
 12/15/05 (c) B3  5,920,000  3,478,000
NWCG Holdings Corp.
 0%, 6/15/99 Caa  18,695,000  12,806,075
Peoples Choice TV Corp.
 Unit 0%, 6/1/04 (c) Caa  20,380,000  11,871,350

 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (B) AMOUNT (NOTE 1)
Robin Media Group, Inc.
 11 1/8%, 4/1/97 - $ 12,340,000 $ 12,340,000
Telewest PLC
 0%, 10/1/07 (c) B1  5,330,000  3,151,363
  72,356,178
LEISURE DURABLES & TOYS - 1.3%
ICON Health and Fitness, Inc.
 13%, 7/15/02 B3  5,890,000  6,361,200
IHF Holdings, Inc.
 0%, 11/15/04 (c) Caa  10,250,000  6,457,500
  12,818,700
LODGING & GAMING - 8.4%
Bally Gaming International, Inc.
 10 3/8%, 7/15/98 -  3,000,000  3,090,000
Boyd Gaming Corp.
 10 3/4%, 9/3/03 B2  3,320,000  3,481,850
Casino America, Inc.
 11 1/2%, 11/15/96 B1  590,000  554,600
GNF Corp., Series B,
 10 5/8%, 4/1/03 B2  2,840,000  2,648,300
Grand Casinos, Inc.
 10 1/8%, 12/1/03 Ba3  14,690,000  15,314,325
HMH Properties, Inc., Series B,
 9 1/2%, 5/15/05 (e) B1  13,470,000  13,739,400
Hollywood Casino Corp.
 12 3/4%, 11/1/03 B2  8,500,000  7,735,000
Horseshoe Gaming LLC
 12 3/4%, 9/30/00 (e) -  5,000,000  4,993,750
Maritime Group Ltd. pay-in-kind
 14%, 2/15/97 (g) -  1,648,399  296,712
Mohegan Tribal Gaming
 Authority 13 1/2%,
 11/15/02 (e) -  8,880,000  9,634,800
Players International, Inc.
 10 7/8%, 4/15/05 Ba3  18,180,000  17,043,750
President Riverboat Casinos
 13%, 9/15/01 B1  8,210,000  6,732,200
  85,264,687
PUBLISHING - 3.4%
Marvel Holdings, Inc., Series B
 0%, 4/15/98 B3  25,350,000  18,125,250
Marvel Parent Holdings, Inc.
 0%, 4/15/98 B3  22,440,000  16,280,220
  34,405,470
RESTAURANTS - 3.2%
Cafeteria Operators LP:
 11%, 6/30/98 (d) -  5,548,126  943,181
 12%, 12/31/01 -  1,451,874  115,177
Host Marriott Travel Plazas, Inc.,
 Series B, 9 1/2%, 5/15/05 B1  20,690,000  20,457,238
SC International Services, Inc.
 13%, 10/1/05 B3  10,640,000  11,278,400
  32,793,996
TOTAL MEDIA & LEISURE   237,639,031
CORPORATE BONDS - CONTINUED
 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (B) AMOUNT (NOTE 1)
NONCONVERTIBLE BONDS - CONTINUED
NONDURABLES - 3.3%
FOODS - 1.4%
Specialty Foods Corp.:
 10 1/4%, 8/15/01 B3  3,430,000  3,258,500
 Series B
  11 1/8%, 10/1/02 B3  6,780,000  6,576,600
  11 1/4%, 8/15/03 Caa  4,610,000  4,102,900
  13,938,000
HOUSEHOLD PRODUCTS - 1.9%
McAndrews & Forbes Group, Inc.
 12 1/4%, 7/1/96 -  1,360,000  1,366,800
Revlon Consumer Products Corp.
 10 1/2%, 2/15/03 B3  7,230,000  7,410,750
Revlon Worldwide Corp. secured
 0%, 3/15/98 B3  14,140,000  10,481,275
  19,258,825
TOTAL NONDURABLES   33,196,825
RETAIL & WHOLESALE - 10.6%
APPAREL STORES - 4.8%
Apparel Retailers, Inc.
 0%, 8/15/05 (c) Caa  11,230,000  6,513,400
Lamonts Apparel, Inc.
 10 1/4%, 11/1/99 (e)(g) -  2,201,000  550,250
Mother's Work, Inc.
 12 5/8%, 8/1/05 B3  22,500,000  22,106,250
Specialty Retailers, Inc.:
 10%, 8/15/00 B1  2,890,000  2,687,700
 11%, 8/15/03 B3  12,220,000  10,875,800
 Series D, 11%, 8/15/03 B-  6,750,000  6,007,500
  48,740,900
GROCERY STORES - 4.1%
Food 4 Less Holdings, Inc.
 0%, 7/15/05 (c) Caa  22,750,000  10,578,750
Ralph's Grocery Co. :
 10.45%, 6/15/04 B1  6,470,000  6,567,050
 11%, 6/15/05 B3  9,970,000  9,870,300
Star Markets, Inc.
 13%, 11/1/04 B3  13,905,000  14,148,338
  41,164,438
RETAIL & WHOLESALE, MISCELLANEOUS - 1.7%
Alliance Entertainment Corp.,
 Series B, 11 1/4%, 7/15/05 B3  12,780,000  12,859,875
Barry's Jewelers, Inc.
 11%, 12/22/00 -  1,139,000  1,116,220
Finlay Fine Jewelry Corp.
 10 5/8%, 5/1/03 B1  3,460,000  3,287,000
  17,263,095
TOTAL RETAIL & WHOLESALE   107,168,433

 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (B) AMOUNT (NOTE 1)
SERVICES - 5.0%
LEASING & RENTAL - 1.1%
GPA Delaware, Inc.:
 8 1/2%, 3/3/97 - $ 3,500,000 $ 3,412,500
 8 3/4%, 12/15/98 Caa  4,960,000  4,625,200
 8 5/8%, 1/15/99 -  2,600,000  2,353,000
Scotsman Holdings, Inc.
 pay-in-kind 11%, 3/1/04 -  1,258,343  1,099,339
  11,490,039
PRINTING - 2.4%
Big Flower Press :
 10 3/4%, 8/1/03 B2  4,865,000  5,205,550
 Class A, 10 3/4%, 8/1/03 B3  3,219,000  3,444,330
 Class B, 10 3/4%, 8/1/03 B2  967,000  1,034,690
Sullivan Graphics, Inc.
 12 3/4%, 8/1/05  Caa  14,830,000  14,422,175
  24,106,745
SERVICES - 1.5%
Protection One Alarm
 Monitoring, Inc. 13 5/8%,
 6/30/05 Caa  18,300,000  14,823,000
TOTAL SERVICES   50,419,784
TECHNOLOGY - 0.6%
COMMUNICATIONS EQUIPMENT - 0.6%
Echostar Communications Corp.
 0%, 6/1/04 (c) Caa  9,000,000  6,030,000
TRANSPORTATION - 3.4%
AIR TRANSPORTATION - 2.1%
Trans World Airlines, Inc.
 12%, 11/3/98 -  1,260,000  1,102,500
US Air Inc.:
 Series 1993-A1 Pass Thru
 Trust 8 5/8%, 9/1/98 B1  5,000,000  4,900,000
 10 3/8%, 3/1/13 B1  15,975,000  15,016,500
  21,019,000
RAILROADS - 1.2%
Transtar Holdings L.P./Transtar
 Cap Corp., Series B,
 0%, 12/15/03 (c) B-  17,941,000  12,199,880
TRUCKING & FREIGHT - 0.1%
Burlington Motor Holdings, Inc.
 11 1/2%, 11/1/03 (g) Ca  4,750,000  855,000
TOTAL TRANSPORTATION   34,073,880
UTILITIES - 1.8%
CELLULAR - 0.7%
Comunicaciones Celulares SA
 Unit 0%, 11/15/03 (c)(e) B3  12,000,000  6,810,000
USA Mobile Communications, Inc.
 9 1/2%, 2/1/04 B3  210,000  207,900
  7,017,900
ELECTRIC UTILITY - 0.1%
El Paso Funding Corp.
 lease oblig. (g):
 9 3/8%, 10/1/96 Ca  790,000  537,200
 9.20%, 7/2/97 Ca  380,000  256,500
  793,700
CORPORATE BONDS - CONTINUED
 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (B) AMOUNT (NOTE 1)
NONCONVERTIBLE BONDS - CONTINUED
UTILITIES - CONTINUED
TELEPHONE SERVICES - 1.0%
Winstar Communications, Inc.
 Unit 0%, 10/15/05 (c)(e) - $ 6,550,000 $ 10,398,125
TOTAL UTILITIES   18,209,725
TOTAL NONCONVERTIBLE BONDS   782,549,308
TOTAL CORPORATE BONDS
 (Cost $780,639,572)   784,122,071
COMMERCIAL MORTGAGE SECURITIES - 0.2%
Meritor Mortgage Security Corp.
 commercial Series 1987-1
 Class B, 9.40%, 2/1/00 (e)(g) -  1,350,000  243,000
SKW Real Estate LP commercial
 Series II Class E, 11%,
 4/15/05 (e) B  1,500,000  1,507,500
TOTAL COMMERCIAL MORTGAGE SECURITIES
 (Cost $1,762,853)   1,750,500
COMMON STOCKS - 5.3%
 SHARES
BASIC INDUSTRIES - 0.6%
METALS & MINING - 0.5%
Kaiser Aluminum Corp. (a)  383,500  4,985,500
PAPER & FOREST PRODUCTS - 0.1%
Mail-Well Holdings, Inc. (a)(e)  26,279  308,778
Repap Enterprises, Inc. (a)  300,000  1,319,310
  1,628,088
TOTAL BASIC INDUSTRIES   6,613,588
DURABLES - 0.1%
HOME FURNISHINGS - 0.0%
Polyvision Corp. (a)  2,993  6,173
TEXTILES & APPAREL - 0.1%
Hat Brands, Inc. (warrants) (a)(d)  27,466  302,121
HM/Hat Brands Trust Class I Unit (a)(d)  340,000  340,000
  642,121
TOTAL DURABLES   648,294
ENERGY - 0.9%
OIL & GAS - 0.9%
Flores & Rucks, Inc. (a)  341,400  4,950,300
Harcor Energy, Inc. (warrants) (a)  330,000  382,807
TransTexas Gas Corp. (a)  275,300  3,716,550
  9,049,657
FINANCE - 1.7%
INSURANCE - 1.7%
American Financial Group, Inc.   565,800  17,327,625

 SHARES VALUE (NOTE 1)
SECURITIES INDUSTRY - 0.0%
ECM Corp. LP (e)  3,000 $ 300,000
TOTAL FINANCE   17,627,625
HEALTH - 0.1%
MEDICAL EQUIPMENT & SUPPLIES - 0.1%
MVE, Inc. (warrants) (a)  10,555  158,325
Wright Medical
 Technology, Inc. (warrants) (a)  1,976  335,970
  494,295
HOLDING COMPANIES - 0.1%
SDW Holdings Corp.(a)
 Unit (e)  4,450  1,335,000
 (warrants)  3,720  18,600
  1,353,600
INDUSTRIAL MACHINERY & EQUIPMENT - 0.1%
ELECTRICAL EQUIPMENT - 0.0%
Ampex Corp. Class A (warrants) (a) 57,599 230,396 INDUSTRIAL MACHINERY & EQUIPMENT - 0.1%
Terex Corp. (rights)  (a)(d)  3,150  315
Thermadyne Holdings Corp. (a)  65,419  1,185,719
  1,186,034
TOTAL INDUSTRIAL MACHINERY & EQUIPMENT   1,416,430
MEDIA & LEISURE - 1.1%
BROADCASTING - 0.3%
PanAmSat Corp. (a)  115,300  2,543,806
ENTERTAINMENT - 0.0%
Live Entertainment, Inc. (a)
 $2.00 (warrant) (d)   232,000  11,600
 $2.72 (warrant) (d)  221,765  11,088
  22,688
LEISURE DURABLES & TOYS - 0.1%
IHF Capital, Inc.(a)(e):
 Series H (warrants)  10,250  820,000
 Series I (warrants)  5,890  147,250
  967,250
LODGING & GAMING - 0.7%
Bally Gaming International, Inc.
 (warrants)(a)  90,000  483,750
Horseshoe Gaming LLC (warrants) (a)  2,500,000  25,000
Host Marriott Corp. (a)  389,800  5,164,850
Maritime Group Ltd. (warrants) (a)  17,880  179
Motels of America, Inc. (a)  3,000  225,000
Sun International Hotels Ltd. (a)  30,570  1,008,810
Sun Internaitonal Hotels Ltd. Class B (a)  6,418  211,794
  7,119,383
PUBLISHING - 0.0%
General Media, Inc. (warrants) (a)  1,310  6,550
TOTAL MEDIA & LEISURE   10,659,677
RETAIL & WHOLESALE - 0.4%
APPAREL STORES - 0.0%
Lamonts Apparel, Inc. (a)  35,870  2,242
Lamonts Apparel, Inc. (warrants) (a)  66,214  1
  2,243
COMMON STOCKS - CONTINUED
 SHARES VALUE (NOTE 1)
RETAIL & WHOLESALE - CONTINUED
GROCERY STORES - 0.4%
FF Holdings Corp. (a)(d)  33,900 $ 67,800
MAFCO (warrants) (a)  59  -
Food 4 Less Holdings, Inc.
 (warrants)  (a)(d)  9,348  283,712
Stop & Shop Companies, Inc. (a)  150,300  3,475,688
  3,827,200
RETAIL & WHOLESALE, MISCELLANEOUS - 0.0%
Barry's Jewelers, Inc. (a)  45,576  182,304
Barry's Jewelers, Inc. (warrants) (a)  5,697  1,424
  183,728
TOTAL RETAIL & WHOLESALE   4,013,171
SERVICES - 0.1%
LEASING & RENTAL - 0.0%
Scotsman Holdings, Inc. (a)  8,689  119,908
SERVICES - 0.1%
Protection One, Inc. (warrants) (a) 74,560 410,080 Vestar/LPA Investment Corp. (a) 5,177 93,186
  503,266
TOTAL SERVICES   623,174
TECHNOLOGY - 0.1%
COMMUNICATIONS EQUIPMENT - 0.1%
Echostar Communications Corp. Class A  40,500  982,125
ELECTRONICS - 0.0%
Berg Electronics Holdings Corp. (a)(e)  20,853  125,118
TOTAL TECHNOLOGY   1,107,243
UTILITIES - 0.0%
ELECTRIC UTILITY - 0.0%
Eastern Utilities Associates  3  71
Northeast Utilities Associates (warrants) (a)  21,789  29,960
  30,031
GAS - 0.0%
UGI Corp. (warrants) (a)  14,033  2,104
TOTAL UTILITIES   32,135
TOTAL COMMON STOCKS
 (Cost $45,860,829)   53,638,889
PREFERRED STOCKS - 8.2%
CONVERTIBLE PREFERRED STOCKS - 0.3%
RETAIL & WHOLESALE - 0.0%
RETAIL & WHOLESALE, MISCELLANEOUS - 0.0%
Town & Country Corp. (a)  4,065  3,252
SERVICES - 0.3%
La Petite Holdings Corp. exchangeable (a)  160,800  3,216,000
TECHNOLOGY - 0.0%
ELECTRONICS - 0.0%
Alpine Group, Inc. 8% cumulative  1,594  71,730
UTILITIES - 0.0%
GAS - 0.0%
Columbia Gas System, Inc.  1,511  61,762
TOTAL CONVERTIBLE PREFERRED STOCKS   3,352,744

 SHARES VALUE (NOTE 1)
NONCONVERTIBLE PREFERRED STOCKS - 7.9%
BASIC INDUSTRIES - 0.0%
PAPER & FOREST PRODUCTS - 0.0%
S D Warren Co. exchangeable
 pay-in-kind  3,720 $ 117,180
DURABLES - 0.0%
AUTOS, TIRES, & ACCESSORIES - 0.0%
Harvard Industries, Inc. pay-in-kind $14.25  25,979  681,949
ENERGY - 0.4%
OIL & GAS - 0.4%
Gulf Canada Resources Ltd.,
 Series 1, adj. rate  1,321,942  3,827,222
Gulf Canada Resources Ltd. (d)   31,009  89,151
  3,916,373
FINANCE - 1.2%
SAVINGS & LOANS - 1.2%
First Nationwide Bank 11 1/2%,  103,582  11,627,080
INDUSTRIAL MACHINERY & EQUIPMENT - 0.1%
ELECTRICAL EQUIPMENT - 0.1%
Ampex Corp. 8%  (a)(d)  1,589  1,015,927
MEDIA & LEISURE - 5.7%
BROADCASTING - 5.7%
Cablevision System Corp., Series G
 exchangeable pay-in-kind (e)  159,107  16,467,575
PanAmSat Corp. 12 3/4% pay-in-kind  36,616  41,009,920
  57,477,495
TECHNOLOGY - 0.5%
ELECTRONICS - 0.5%
Berg Electronics Holding Corp., Series E,
 $3.4687 pay-in-kind  168,137  4,707,832
UTILITIES - 0.0%
GAS - 0.0%
Columbia Gas System, Inc.   2,467  60,750
TOTAL NONCONVERTIBLE PREFERRED STOCKS   79,604,586
TOTAL PREFERRED STOCKS
 (Cost $77,990,307)   82,957,330
PURCHASED BANK DEBT - 0.1%
 PRINCIPAL
 AMOUNT
Leslie Fay Cos., Inc.:
 term loan - $ 777,600  466,560
 revolving loan -  685,856  411,514
TOTAL PURCHASED BANK DEBT
 (Cost $1,190,771)   878,074
REPURCHASE AGREEMENTS - 8.6%
 MATURITY VALUE
 AMOUNT (NOTE 1)
Investments in repurchase agreements
 (U.S. Treasury obligations) in a joint
 trading account at 5.91% dated
 12/29/95 due 1/2/96  $ 87,453,390 $ 87,396,000
TOTAL INVESTMENT IN SECURITIES - 100%
 (Cost $994,840,332) $ 1,010,742,864
LEGEND
1. Non-income producing
2. Standard & Poor's Corporation credit ratings are used in the absence of a rating by Moody's Investors Service, Inc.
3. Debt obligation initially issued in zero coupon form which converts to coupon form at a specified rate and date.
4. Restricted securities - Investment in securities not registered under the Securities Act of 1933 (see Note 2 of Notes to Financial Statements). Additional information on each holding is as follows:
  ACQUISITION ACQUISITION
SECURITY DATE COST
Ampex Corp. 8%  2/16/95 $ 834,225
Cafeteria Operators LP
 11%, 6/30/98  6/24/93 $ 4,438,501
FF Holdings Corp.  10/2/92
  to 1/14/94 $ 135,752
Food 4 Less Holdings,  12/30/92
 Inc. (warrants) to 5/17/93 $ 229,281
Gulf Canada Resources Ltd.  10/15/93 $ 76,940
Hat Brands, Inc. (warrants)  9/2/92
  to 2/23/94 $ -
HM/Hat Brands Trust
 Class I Unit  2/22/94 $ 340,000
Leslie Fay Cos., Inc.:
 9.53%, 1/15/00  7/19/93 $ 512,312
 10.54%, 1/15/02  7/19/93
  to 11/11/93 $ 404,156
Littlefield Co.
 10%, 9/30/97  2/28/94 $ 2,750,000
Live Entertainment, Inc.
 (warrants):
 $2.00  3/23/93 $ 220,717
 $2.72  3/23/93 $ 131,863
Terex Corp. (rights)  7/29/92 $ -
WCI Communities LP
  17%, 7/24/98  7/24/95 $ 4,937,231
5. Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $116,174,023 or 11.2% of net assets.
6. The coupon rate shown on floating or adjustable rate securities represents the rate at period end.
7. Non-income producing - issuer filed for protection under the Federal Bankruptcy Code or is in default of interest payment.
OTHER INFORMATION
Purchases and sales of securities, other than short-term securities, aggregated $1,312,680,785 and $949,022,493, respectively.
The fund placed a portion of its portfolio securities with brokerage firms which are affiliates of Fidelity Management & Research Company. The commissions paid to these affiliated firms were $21,896 for the period (see
Note 3 of Notes to Financial Statements).
The composition of long-term debt holdings as a percentage of total value of investment in securities, is as follows (ratings are unaudited):
 MOODY'S RATINGS S&P RATINGS
Aaa, Aa, A 0.0% AAA, AA, A 0.0%
Baa 0.0% BBB 0.0%
Ba 8.9% BB 16.6%
B 48.5% B 46.4%
Caa 9.4% CCC 2.4%
Ca, C 0.2% CC, C 0.0%
  D 0.2%
The percentage not rated by either S&P or Moody's amounted to 6.6% including long-term debt categorized as other securities. FMR has determined that unrated debt securities that are lower quality account for 6.6% of the total value of investment in securities.
INCOME TAX INFORMATION
At December 31, 1995, the aggregate cost of investment securities for income tax purposes was $996,121,824. Net unrealized appreciation aggregated $14,621,040, of which $38,646,371 related to appreciated investment securities and $24,025,331 related to depreciated investment securities.
VARIABLE INSURANCE PRODUCTS FUND: HIGH INCOME PORTFOLIO
FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES



 DECEMBER 31, 1995

ASSETS

Investment in securities, at value (including repurchase agreements of $87,396,000) (cost $994,840,332) -        $ 1,010,742,864
See accompanying schedule

Cash                                                                                                               254

Receivable for investments sold                                                                                    6,165,833

Receivable for fund shares sold                                                                                    7,120,279

Dividends receivable                                                                                               517,158

Interest receivable                                                                                                16,852,344

Other receivables                                                                                                 3,728

 TOTAL ASSETS                                                                                                     1,041,402,460

LIABILITIES

Payable for investments purchased                                                                     $ 495,248

Payable for fund shares redeemed                                                                      170,468

Accrued management fee                                                                                507,064

Other payables and accrued expenses                                                                   230,122

 TOTAL LIABILITIES                                                                                                 1,402,902

NET ASSETS                                                                                                        $ 1,039,999,558

Net Assets consist of:

Paid in capital                                                                                                   $ 927,473,751

Undistributed net investment income                                                                               76,334,012

Accumulated undistributed net realized gain (loss) on investments and foreign                                     20,293,833
currency transactions

Net unrealized appreciation (depreciation) on investments                                                          15,897,962
and assets and liabilities in foreign currencies

NET ASSETS, for 86,302,481 shares outstanding                                                                     $ 1,039,999,558

NET ASSET VALUE, offering price and redemption price per share ($1,039,999,558 (divided by) 86,302,481 shares)     $12.05


STATEMENT OF OPERATIONS

 YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME                                                                $ 5,754,603
Dividends

Interest                                                                          76,991,507

 TOTAL INCOME                                                                     82,746,110

EXPENSES

Management fee                                                     $ 4,956,133

Transfer agent fees                                                 427,444

Accounting fees and expenses                                        266,623

Non-interested trustees' compensation                               3,485

Custodian fees and expenses                                         12,918

Registration fees                                                   126,417

Audit                                                               43,210

Legal                                                               35,431

Interest                                                            2,621

Miscellaneous                                                       2,484

 Total expenses before reductions                                   5,876,766

 Expense reductions                                                 (9,702        5,867,064
                                                                   )

NET INVESTMENT INCOME                                                             76,879,046

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:

 Investment securities                                              21,707,506

 Foreign currency transactions                                      (1,190        21,706,316
                                                                   )

Change in net unrealized appreciation (depreciation) on:

 Investment securities                                              49,316,944

 Assets and liabilities in                                          (756          49,316,188
 foreign currencies                                                )

NET GAIN (LOSS)                                                                   71,022,504

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                  $ 147,901,550


STATEMENT OF CHANGES IN NET ASSETS
INCREASE (DECREASE) IN NET ASSETS   YEAR ENDED     YEAR ENDED
                                    DECEMBER 31,   DECEMBER 31,
                                    1995           1994




Operations                                                                                     $ 76,879,046      $ 43,091,356
Net investment income

 Net realized gain (loss)                                                                         21,706,316        (726,075)

 Change in net unrealized appreciation (depreciation)                                            49,316,188        (49,793,238)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                                  147,901,550       (7,427,957)

Distributions to shareholders                                                                     (43,871,918)      (30,631,598)
From net investment income

 From net realized gain                                                                           -                 (15,525,605)

 TOTAL DISTRIBUTIONS                                                                              (43,871,918)      (46,157,203)

Share transactions                                                                                747,404,302       498,543,147
Net proceeds from sales of shares

 Reinvestment of distributions                                                                    43,871,918        46,157,203

 Cost of shares redeemed                                                                         (424,723,050)     (385,629,739)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM SHARE TRANSACTIONS                          366,553,170       159,070,611

  TOTAL INCREASE (DECREASE) IN NET ASSETS                                                         470,582,802       105,485,451

NET ASSETS

 Beginning of period                                                                              569,416,756       463,931,305

 End of period (including undistributed net investment income of $76,334,012 and
$42,834,969, respectively)                                                                       $ 1,039,999,558   $ 569,416,756

OTHER INFORMATION
Shares

 Sold                                                                                             66,375,373        45,102,882

 Issued in reinvestment of distributions                                                          4,326,619         4,073,892

 Redeemed                                                                                         (37,385,468)      (34,899,979)

 Net increase (decrease)                                                                          33,316,524        14,276,795



SEE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


FINANCIAL HIGHLIGHTS

                          YEARS ENDED DECEMBER 31,

SELECTED PER-SHARE DATA   1995                       1994   1993 C   1992   1991





Net asset value, beginning of period                  $ 10.750      $ 11.990    $ 10.820    $ 9.550     $ 7.070

Income from Investment Operations                      .856          .770        .728        .790        .890
Net investment income

 Net realized and unrealized gain (loss)               1.224         (.910)      1.332       1.290       1.590

 Total from investment operations                      2.080         (.140)      2.060       2.080       2.480

Less Distributions                                     (.780)        (.730)      (.794)      (.810)      -
From net investment income

 In excess of net investment income                     -             -           (.036)      -           -

 From net realized gain                                -             (.370)      (.060)      -           -

 Total distributions                                   (.780)        (1.100)     (.890)      (.810)      -

Net asset value, end of period                         $ 12.050      $ 10.750    $ 11.990    $ 10.820    $ 9.550

TOTAL RETURN A, B                                      20.72%        (1.64)%     20.40%      23.17%      35.08%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)                $ 1,040,000   $ 569,417   $ 463,931   $ 200,591   $ 70,060

Ratio of expenses to average net assets                .71%          .71%        .64%        .67%        .97%
                                                                            D

Ratio of net investment income to average net assets   9.32%         8.75%       8.69%       10.98%      12.94%

Portfolio turnover rate                                132%          122%        155%        160%        154%

A THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN
REDUCED DURING THE PERIODS SHOWN (SEE NOTE 5 OF NOTES TO FINANCIAL
STATEMENTS).
B TOTAL RETURNS DO NOT REFLECT CHARGES ATTRIBUTABLE TO YOUR INSURANCE
COMPANY'S SEPARATE ACCOUNT. INCLUSION OF THESE CHARGES WOULD REDUCE
THE TOTAL RETURNS SHOWN.
C EFFECTIVE JANUARY 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION
93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT
PRESENTATION OF INCOME, CAPITAL GAIN,
AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A
RESULT, NET INVESTMENT INCOME PER SHARE MAY REFLECT CERTAIN
RECLASSIFICATIONS RELATED TO BOOK
TO TAX DIFFERENCES.
D FMR VOLUNTARILY REIMBURSED A PORTION OF THE FUND'S EXPENSES DURING
THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD
HAVE BEEN HIGHER.


VARIABLE INSURANCE PRODUCTS FUND: EQUITY-INCOME PORTFOLIO
PERFORMANCE AND INVESTMENT SUMMARY


PERFORMANCE
There are several ways to evaluate a fund's historical performance: total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. A fund's total return includes changes in a fund's share price, plus reinvestment of any dividends (income) and capital gains (the profits the fund earns when it sells securities that have grown in value).
AVERAGE ANNUAL TOTAL RETURNS
PERIODS ENDED        PAST 1   PAST 5   LIFE OF
DECEMBER 31, 1995    YEAR     YEARS    FUND

Equity-Income        35.09%   21.32%   13.33%

S&P 500              37.58%   16.60%   14.46%

AVERAGE ANNUAL RETURNS take the fund's actual (or cumulative) return and show you what would have happened if the fund had performed at a constant rate each year.

UNDERSTANDING PERFORMANCE
How a fund did yesterday is no guarantee of how
it will do tomorrow. The stock market, for
example, has a history of growth in the long run
and volatility in the short run. In turn, the share
price and return of a fund that invests in stocks
will vary. That means if you sell your shares
during a market downturn, you might lose
money. But if you can ride out the market's ups
and downs, you may have a gain.
(checkmark)
You can compare these figures to the performance of the Standard & Poor's Composite Index of 500 Stocks - a common proxy for the U.S. stock market. This benchmark includes reinvested dividends and capital gains, if any. Figures for more than one year assume a steady compounded rate of return and are not the fund's year-by-year results, which fluctuated over the periods shown. The life of fund figures are from commencement of operations, October 9, 1986.
If Fidelity had not reimbursed certain fund expenses, the fund's past five year and life of fund total returns would have been lower.
PERFORMANCE NUMBERS ARE NET OF ALL FUND OPERATING EXPENSES, BUT DO NOT INCLUDE ANY INSURANCE CHARGES IMPOSED BY YOUR INSURANCE COMPANY'S SEPARATE ACCOUNT. IF PERFORMANCE INFORMATION INCLUDED THE EFFECT OF THESE ADDITIONAL CHARGES, THE TOTAL RETURNS WOULD HAVE BEEN LOWER.
Past performance is no guarantee of future results. Principal and investment return will vary and you may have a gain or loss when you withdraw your money.
$10,000 OVER LIFE OF FUND
             VIP Equity IncomStandard & Poor'
    10/09/86        10000.00        10000.00
    10/31/86        10110.00        10329.97
    11/30/86        10330.00        10580.99
    12/31/86        10020.00        10311.18
    01/31/87        11170.00        11700.09
    02/28/87        11430.00        12162.25
    03/31/87        11720.18        12513.74
    04/30/87        11428.43        12402.36
    05/31/87        11498.86        12510.26
    06/30/87        11738.55        13142.03
    07/31/87        12185.73        13808.33
    08/31/87        12521.12        14323.38
    09/30/87        12258.32        14009.70
    10/31/87         9866.20        10992.01
    11/30/87         9424.74        10086.27
    12/31/87         9906.52        10853.84
    01/31/88        10611.13        11310.78
    02/29/88        11136.95        11837.86
    03/31/88        10943.07        11472.07
    04/30/88        11124.21        11599.41
    05/31/88        11273.39        11700.33
    06/30/88        11914.76        12237.37
    07/31/88        11893.18        12190.87
    08/31/88        11688.12        11776.38
    09/30/88        12035.42        12278.06
    10/31/88        12243.12        12619.39
    11/30/88        12046.36        12438.93
    12/31/88        12156.33        12656.61
    01/31/89        12907.13        13583.07
    02/28/89        12840.88        13244.86
    03/31/89        13119.01        13553.46
    04/30/89        13625.32        14256.89
    05/31/89        14030.37        14834.29
    06/30/89        14039.98        14749.73
    07/31/89        14858.50        16081.64
    08/31/89        15097.24        16396.84
    09/30/89        14927.51        16329.61
    10/31/89        14066.31        15950.76
    11/30/89        14146.69        16276.16
    12/31/89        14264.74        16666.78
    01/31/90        13301.38        15548.44
    02/28/90        13380.20        15749.02
    03/31/90        13402.27        16166.37
    04/30/90        12937.59        15762.21
    05/31/90        13793.57        17299.02
    06/30/90        13656.23        17181.39
    07/31/90        13322.25        17126.41
    08/31/90        12258.45        15578.18
    09/30/90        11307.54        14819.52
    10/31/90        11019.21        14755.80
    11/30/90        11808.98        15709.03
    12/31/90        12083.75        16147.31
    01/31/91        12731.78        16851.33
    02/28/91        13608.52        18056.20
    03/31/91        13890.81        18493.16
    04/30/91        13955.72        18537.54
    05/31/91        14721.66        19338.37
    06/30/91        14119.72        18452.67
    07/31/91        14920.19        19312.56
    08/31/91        15235.12        19770.27
    09/30/91        15130.56        19440.11
    10/31/91        15382.51        19700.60
    11/30/91        14719.47        18906.67
    12/31/91        15882.70        21069.59
    01/31/92        16097.15        20677.70
    02/29/92        16619.87        20946.51
    03/31/92        16416.22        20538.05
    04/30/92        16930.49        21141.87
    05/31/92        17065.83        21245.47
    06/30/92        16916.41        20928.91
    07/31/92        17434.82        21784.90
    08/31/92        17052.84        21338.31
    09/30/92        17229.86        21590.10
    10/31/92        17436.12        21665.67
    11/30/92        18068.66        22404.47
    12/31/92        18564.83        22680.04
    01/31/93        19119.01        22870.55
    02/28/93        19548.49        23181.59
    03/31/93        20131.05        23670.73
    04/30/93        20047.35        23097.89
    05/31/93        20410.07        23716.92
    06/30/93        20650.14        23785.70
    07/31/93        20931.09        23690.55
    08/31/93        21731.81        24588.43
    09/30/93        21648.73        24399.09
    10/31/93        21846.69        24904.16
    11/30/93        21464.91        24667.57
    12/31/93        21961.06        24966.04
    01/31/94        22928.26        25814.89
    02/28/94        22337.82        25115.31
    03/31/94        21403.32        24020.28
    04/30/94        22140.85        24327.74
    05/31/94        22351.57        24726.71
    06/30/94        22213.48        24120.91
    07/31/94        22955.44        24912.07
    08/31/94        24136.53        25933.47
    09/30/94        23741.11        25298.10
    10/31/94        24228.42        25867.31
    11/30/94        23436.54        24925.22
    12/31/94        23512.77        25294.86
    01/31/95        23880.40        25950.76
    02/28/95        24790.97        26962.06
    03/31/95        25646.99        27757.71
    04/30/95        26360.31        28575.17
    05/31/95        27154.68        29717.32
    06/30/95        27544.83        30407.65
    07/31/95        28604.87        31415.97
    08/31/95        28963.65        31494.83
    09/30/95        29925.22        32823.91
    10/31/95        29580.88        32706.73
    11/30/95        30859.87        34142.55
    12/29/95        31763.97        34800.14

Let's say you invested $10,000 in Equity-Income Portfolio on October 9, 1986, when the fund started. By December 31, 1995, your investment would have grown to $31,764 - a 217.64% increase. That compares to $10,000 invested in the S&P 500, which would have grown to $34,800 over the same period - a 248% increase.
INVESTMENT SUMMARY
TOP FIVE STOCKS AS OF DECEMBER 31, 1995
                                        % OF FUND'S
                                        INVESTMENTS

Philip Morris Companies, Inc.           4.7

Federal National Mortgage Association   3.5

General Electric Co.                    2.4

NYNEX Corp.                             1.9

Citicorp                                1.7

TOP FIVE MARKET SECTORS AS OF DECEMBER 31, 1995
                                   % OF FUND'S
                                   INVESTMENTS

Finance                            19.2

Nondurables                        10.0

Utilities                          7.8

Industrial Machinery & Equipment   6.8

Health                             6.6

ASSET ALLOCATION AS OF DECEMBER 31, 1995*
Row: 1, Col: 1, Value: 9.4
Row: 1, Col: 2, Value: 8.699999999999999
Row: 1, Col: 3, Value: 81.90000000000001
Stocks  81.9%
Bonds  8.7%
Short-term investments 9.4%
FOREIGN INVESTMENTS 3.4%
*
VARIABLE INSURANCE PRODUCTS FUND: EQUITY-INCOME PORTFOLIO
FUND TALK: THE MANAGER'S OVERVIEW




An interview with Bettina Doulton, Portfolio Manager of Equity-Income
Portfolio
Q. HOW DID THE FUND PERFORM, BETTINA?
A. Compared to its peers, the fund did very well over the past 12 months. However, it slightly trailed the performance of the Standard & Poor's Composite Index for the 12-month period. The index had a total return of 37.58% for the 12 months ended December 31, 1995. The stock market rally in 1995 was narrow - led by the technology and finance sectors, as well as large-cap and blue-chip stocks - and many funds did not beat the performance of the index during the past 12 months.
Q. WHAT HELPED THE FUND'S PERFORMANCE?
A. The fund's performance came from a number of sectors, including finance and telephone utilities, as well as from some of the larger holdings, including the fund's largest investment, Philip Morris. This company's business was propelled by gains in market share for its Marlboro brand domestically, and by increased volumes and profits in its international tobacco business.
Q. LET'S TAKE A LOOK AT YOUR INVESTMENTS IN THE FINANCE SECTOR. WHICH STOCKS HAVE TURNED OUT WELL?
A. The fund's finance investments are fairly diverse. I pick the stocks for the fund one-by-one, but many of the top performers over the past 12 months came from this sector. Among them, Citicorp benefited from growth in its emerging market credit card business. Fannie Mae - the Federal National Mortgage Association - was helped by improved business conditions, a strong supply of mortgages and widening spreads, such that profit growth was solid. And American Express, having restructured in order to reduce costs, posted strong and consistent earnings growth from improved marketing of its existing and new credit card products. Beyond that, some of the fund's insurance stocks - GenRe, American International Group, Aetna and CIGNA - contributed well to the fund's return.
Q. HOW ABOUT TELEPHONE UTILITIES?
A. I've owned several of the regional Bell operating companies (RBOCs), such as Ameritech, BellSouth, Bell Atlantic, NYNEX and SBC Communications. The regulatory environment is improving on a state-by-state basis, allowing these companies to focus more on profitability and competitiveness. They've also been able to improve revenues by offering value-added services, such as call waiting and caller identification, cellular services, and additional access lines for computer modem use.
Q. WHICH STOCKS DIDN'T TURN OUT AS WELL AS YOU WOULD HAVE LIKED?
A. A couple of areas were disappointing. First, Wal-Mart struggled as it went through a major transition. It was upgrading and expanding its older, most profitable stores, converting them into so-called super centers - general merchandise stores with grocery stores attached. The negative impact on the company's profits associated with this process - as well as the difficult retail environment - was worse and more prolonged than anticipated. Second, despite better managing their account bases and internal operations, WMX Technologies and Browning-Ferris Industries - broadly based pollution control companies - were hurt by the weakening economy, such that the pace of revenue and profit growth was not as strong as expected.
Q. GENERAL ELECTRIC WAS ONE OF THE FUND'S TOP FIVE STOCKS AT THE END OF THE PERIOD. WHY WAS IT ATTRACTIVE TO YOU?
A. GE offered a diverse business portfolio, shareholder-oriented management and a consistent earnings history, qualities that appeared attractive given the economic climate. I felt the same way about Emerson Electric and Allied-Signal. These companies - through geographical expansion and improvements in productivity - were able to sustain consistent earnings and free cash flow. I believed the economy was weakening to an extent that the relative performance expected from these companies would be rewarded.
Q. DOES THAT MEAN YOUR OUTLOOK IS COLORED BY CONCERNS FOR THE ECONOMY?
A. Yes it does. Economic indicators point out that the economy is slowing. Wages have been stagnant and consumers' disposable income is down. Interest rates will have to decline, in part so that capital will flow back into the developing economies, believed to be a prime driver for future global economic growth including U.S. exports. As it stands at the end of 1995, economies outside of the U.S. also have slowed, leading me to believe that demand for U.S. exports will wane. Given this backdrop, I have concerns about corporate profitability in 1996 and think it will be a tough investing environment. As a result, I'll be looking for companies with aspects to their business that will enable them to sustain good earnings growth despite a weakening economy.



FUND FACTS
GOAL: seeks high current income by investing in high yielding, lower-rated fixed income securities
START DATE: September 19, 1985
SIZE: as of December 31, 1995, more than $1.0 billion
MANAGER: Barry Coffman, since 1990; joined
Fidelity in 1986
(checkmark)
VARIABLE INSURANCE PRODUCTS FUND: EQUITY-INCOME PORTFOLIO
INVESTMENTS DECEMBER 31, 1995

Showing Percentage of Total Value of Investment in Securities


COMMON STOCKS - 81.3%
 SHARES VALUE (NOTE 1)
AEROSPACE & DEFENSE - 6.0%
AEROSPACE & DEFENSE - 3.3%
Alliant Techsystems, Inc. (a)   447,100 $ 22,634,438
Boeing Co.   344,600  27,008,025
Lockheed Martin Corp.   329,303  26,014,937
McDonnell Douglas Corp.   289,800  26,661,600
Rockwell International Corp.   634,000  33,522,750
Sundstrand Corp.   183,000  12,878,625
Thiokol Corp.   232,700  7,882,713
  156,603,088
DEFENSE ELECTRONICS - 2.0%
Litton Industries, Inc. (a)   546,300  24,310,350
Loral Corp.   538,800  19,060,050
Raytheon Co.   1,164,600  55,027,350
  98,397,750
SHIP BUILDING & REPAIR - 0.7%
General Dynamics Corp.   592,600  35,037,475
TOTAL AEROSPACE & DEFENSE   290,038,313
BASIC INDUSTRIES - 5.5%
CHEMICALS & PLASTICS - 4.3%
du Pont (E.I.) de Nemours & Co.   585,500  40,911,813
Ethyl Corp.   723,100  9,038,750
Great Lakes Chemical Corp.   179,800  12,945,600
Hercules, Inc.   521,400  29,393,925
Minnesota Mining &
 Manufacturing Co.   516,000  34,185,000
Monsanto Co.   190,000  23,275,000
Nalco Chemical Co.   221,200  6,663,650
Raychem Corp.   248,400  14,127,750
Schulman (A.), Inc.   70,600  1,588,500
Union Carbide Corp.   1,013,700  38,013,750
  210,143,738
IRON & STEEL - 0.2%
Nucor Corp.   177,000  10,111,125
METALS & MINING - 0.7%
Alcan Aluminium Ltd.   409,114  12,706,568
Aluminum Co. of America  375,000  19,828,125
  32,534,693
PACKAGING & CONTAINERS - 0.1%
Crown Cork & Seal Co., Inc. (a)   98,500  4,112,375
PAPER & FOREST PRODUCTS - 0.2%
James River Corp. of Virginia  451,700  10,897,263
TOTAL BASIC INDUSTRIES   267,799,194
CONGLOMERATES - 3.1%
Allied-Signal, Inc.   748,700  35,563,250
ITT Industries, Inc.   292,600  7,022,400
Tyco International Ltd.   1,752,742  62,441,434
United Technologies Corp.   422,300  40,065,713
Whitman Corp.   152,200  3,538,650
   148,631,447
CONSTRUCTION & REAL ESTATE - 0.3%
BUILDING MATERIALS - 0.3%
Cooper Cameron Corp. (a)   200,628  7,122,294
Sherwin-Williams Co.   196,900  8,023,675
  15,145,969

 SHARES VALUE (NOTE 1)
CONSTRUCTION - 0.0%
Castle & Cooke, Inc.   74,767 $ 1,252,331
TOTAL CONSTRUCTION & REAL ESTATE   16,398,300
DURABLES - 2.3%
AUTOS, TIRES, & ACCESSORIES - 1.7%
Chrysler Corp.   237,100  13,129,413
Dana Corp.   406,100  11,878,425
General Motors Corp.   683,376  36,133,506
Johnson Controls, Inc.   61,100  4,200,625
PACCAR, Inc.   55,300  2,329,513
Snap-on Tools Corp.   374,000  16,923,500
  84,594,982
CONSUMER ELECTRONICS - 0.4%
Whirlpool Corp.   342,500  18,238,125
TEXTILES & APPAREL - 0.2%
Westpoint Stevens, Inc. Class A  358,900  7,200,431
TOTAL DURABLES   110,033,538
ENERGY - 5.6%
ENERGY SERVICES - 1.5%
Baker Hughes, Inc.   521,800  12,718,875
Dresser Industries, Inc.   158,700  3,868,313
Helmerich & Payne, Inc.   95,000  2,826,250
McDermott International, Inc.   348,400  7,664,800
Schlumberger Ltd.   646,900  44,797,825
  71,876,063
OIL & GAS - 4.1%
Amerada Hess Corp.   910,200  48,240,600
British Petroleum PLC ADR  825,877  84,342,689
Canada Occidental Petroleum Ltd.   161,100  5,284,000
Coastal Corp. (The)  380,000  14,155,000
Kerr-McGee Corp.   118,400  7,518,400
Occidental Petroleum Corp.   1,047,000  22,379,625
Petro-Canada 1st Installment Receipt (b)  185,600  1,071,279
Total SA:
 Class B  210,425  14,174,149
 sponsored ADR  10,978  373,252
  197,538,994
TOTAL ENERGY   269,415,057
FINANCE - 19.2%
BANKS - 6.6%
Bank of Boston Corp.   257,877  11,926,811
Barnett Banks, Inc.   86,800  5,121,200
Boatmen's Bancshares, Inc.   55,100  2,252,213
Chase Manhattan Corp.   205,460  12,456,013
Chemical Banking Corp.   604,400  35,508,500
Citicorp  1,262,400  84,896,400
First Bank System, Inc.   181,600  9,011,900
First Interstate Bancorp  372,500  50,846,250
First Union Corp.   393,990  21,915,694
Fleet Financial Group, Inc.   628,054  25,593,201
KeyCorp.   369,200  13,383,500
NationsBank Corp.   428,400  29,827,350
Wells Fargo & Co.   92,600  20,001,600
  322,740,632
CREDIT & OTHER FINANCE - 2.2%
American Express Co.   1,974,572  81,697,917
Greenpoint Financial Corp.   327,900  8,771,325
Household International, Inc.   234,011  13,835,900
  104,305,142
COMMON STOCKS - CONTINUED
 SHARES VALUE (NOTE 1)
FINANCE - CONTINUED
FEDERAL SPONSORED CREDIT - 4.7%
Federal Home Loan
 Mortgage Corporation  636,000 $ 53,106,000
Federal National
 Mortgage Association  1,359,000  168,685,875
Student Loan Marketing Association  124,000  8,168,500
  229,960,375
INSURANCE - 5.6%
Aetna Life & Casualty Co.   649,000  44,943,250
Allstate Corp.   893,900  36,761,638
American International Group, Inc.   423,000  39,127,500
CIGNA Corp.   308,800  31,883,600
General Re Corp.   320,000  49,600,000
ITT Hartford Group, Inc.   292,600  14,154,525
Loews Corp.   533,000  41,773,875
Prudential Reinsurance Holdings, Inc.   202,100  4,724,088
Travelers, Inc. (The)  147,933  9,301,287
  272,269,763
SAVINGS & LOANS - 0.1%
Charter One Financial Corp.   149,000  4,563,125
TOTAL FINANCE   933,839,037
HEALTH - 6.3%
DRUGS & PHARMACEUTICALS - 4.3%
Allergan, Inc.   388,100  12,613,250
American Home Products Corp.   438,100  42,495,700
Bristol-Myers Squibb Co.   646,800  55,543,950
Lilly (Eli) & Co.   66,800  3,757,500
Merck & Co., Inc.   151,400  9,954,550
Pharmacia & Upjohn, Inc.   1,193,400  46,244,250
Schering-Plough Corp.   112,900  6,181,275
SmithKline Beecham PLC ADR  580,700  32,228,850
  209,019,325
MEDICAL EQUIPMENT & SUPPLIES - 1.2%
Baxter International, Inc.   1,022,300  42,808,813
Hillenbrand Industries, Inc.   29,000  982,375
I-Stat Corporation (a)  149,400  4,855,500
Nellcor, Inc. (a)   188,324  10,922,792
  59,569,480
MEDICAL FACILITIES MANAGEMENT - 0.8%
Columbia/HCA Healthcare Corp.   548,100  27,816,075
Tenet Healthcare Corp. (a)   137,600  2,855,200
U.S. Healthcare, Inc.   134,700  6,263,550
  36,934,825
TOTAL HEALTH   305,523,630
INDUSTRIAL MACHINERY & EQUIPMENT - 6.8%
ELECTRICAL EQUIPMENT - 3.2%
Emerson Electric Co.   457,500  37,400,625
General Electric Co.   1,620,200  116,654,400
  154,055,025
INDUSTRIAL MACHINERY & EQUIPMENT - 2.0%
Caterpillar, Inc.   335,800  19,728,250
Cooper Industries, Inc.   240,832  8,850,576
Deere & Co.   1,423,200  50,167,800
Ingersoll-Rand Co.   559,000  19,634,875
Varity Corp. (a)   62,700  2,327,738
  100,709,239

 SHARES VALUE (NOTE 1)
POLLUTION CONTROL - 1.6%
Browning-Ferris Industries, Inc.   1,364,800 $ 40,261,600
WMX Technologies, Inc.   1,222,200  36,513,225
  76,774,825
TOTAL INDUSTRIAL MACHINERY & EQUIPMENT   331,539,089
MEDIA & LEISURE - 2.1%
BROADCASTING - 0.8%
Viacom, Inc. Class B (non-vtg.) (a)  833,014  39,464,038
LODGING & GAMING - 0.6%
ITT Corp.   594,700  31,519,100
PUBLISHING - 0.6%
Knight-Ridder, Inc.   201,700  12,606,250
Meredith Corp.   224,600  9,405,125
Times Mirror Co. Class A  212,100  7,184,888
  29,196,263
RESTAURANTS - 0.1%
Darden Restaurants, Inc.   332,900  3,953,188
TOTAL MEDIA & LEISURE   104,132,589
NONDURABLES - 9.9%
BEVERAGES - 2.1%
Anheuser-Busch Companies, Inc.   649,300  43,421,938
PepsiCo, Inc.   1,077,200  60,188,550
  103,610,488
FOODS - 0.7%
ConAgra, Inc.   298,300  12,304,875
Dole Food, Inc.   224,300  7,850,500
Kellogg Co.   75,800  5,855,550
Nabisco Holdings Class A  232,500  7,585,313
  33,596,238
HOUSEHOLD PRODUCTS - 1.4%
Avon Products, Inc.   423,880  31,949,955
Colgate-Palmolive Co.   223,600  15,707,900
First Brands Corp.   329,200  15,678,150
Rubbermaid, Inc.   231,000  5,890,500
  69,226,505
TOBACCO - 5.7%
Imasco Ltd.   113,700  2,208,414
Philip Morris Companies, Inc.   2,521,100  228,159,550
RJR Nabisco Holdings Corp.   986,839  30,468,654
UST, Inc.   448,500  14,968,688
  275,805,306
TOTAL NONDURABLES   482,238,537
RETAIL & WHOLESALE - 2.0%
APPAREL STORES - 0.3%
Limited, Inc. (The)  906,500  15,750,438
GENERAL MERCHANDISE STORES - 1.2%
Dayton Hudson Corp.   71,100  5,332,500
May Department Stores Co. (The)  93,500  3,950,375
Sears, Roebuck & Co.   403,000  15,717,000
Wal-Mart Stores, Inc.   1,596,300  35,717,213
  60,717,088
GROCERY STORES - 0.3%
Great Atlantic & Pacific Tea Co., Inc.   312,700  7,192,100
Vons Companies, Inc. (a)   231,900  6,551,175
  13,743,275
COMMON STOCKS - CONTINUED
 SHARES VALUE (NOTE 1)
RETAIL & WHOLESALE - CONTINUED
RETAIL & WHOLESALE, MISCELLANEOUS - 0.2%
Home Depot, Inc. (The)  151,400 $ 7,248,275
Tandy Corp.   36,300  1,506,450
  8,754,725
TOTAL RETAIL & WHOLESALE   98,965,526
SERVICES - 0.3%
ADT Ltd. (a)   711,600  10,674,000
National Service Industries, Inc.   80,400  2,602,950
  13,276,950
TECHNOLOGY - 2.3%
COMPUTERS & OFFICE EQUIPMENT - 1.7%
International Business Machines Corp.   320,700  29,424,225
Pitney Bowes, Inc.   1,111,300  52,231,100
  81,655,325
ELECTRONICS - 0.6%
AMP, Inc.   659,600  25,312,150
Thomas & Betts Corp.   81,200  5,988,500
  31,300,650
TOTAL TECHNOLOGY   112,955,975
TRANSPORTATION - 1.8%
RAILROADS - 1.7%
Burlington Northern Santa Fe Corp.   625,940  48,823,320
CSX Corp.   390,600  17,821,125
Union Pacific Corp.   237,900  15,701,400
  82,345,845
TRUCKING & FREIGHT - 0.1%
Roadway Services, Inc.   105,200  5,141,650
TOTAL TRANSPORTATION   87,487,495
UTILITIES - 7.8%
TELEPHONE SERVICES - 7.8%
Ameritech Corp.   1,067,900  63,006,100
Bell Atlantic Corp.   790,400  52,858,000
BellSouth Corp.   1,632,200  71,000,700
NYNEX Corp.   1,754,600  94,748,400
Pacific Telesis Group  639,500  21,503,188
Koninklijke PPT Nederland  236,700  8,581,847
Koninklijke PPT Nederland (d)  104,400  3,785,149
SBC Communications, Inc.   950,300  54,642,250
Southern New England
 Telecommunications Corp.   251,900  10,013,025
TOTAL UTILITIES   380,138,659
TOTAL COMMON STOCKS
 (Cost $3,211,246,320)   3,952,413,336
PREFERRED STOCKS - 0.6%
CONVERTIBLE PREFERRED STOCKS - 0.6%
BASIC INDUSTRIES - 0.1%
PAPER & FOREST PRODUCTS - 0.1%
James River Corp. cum, Series P  278,200  6,502,925

 SHARES VALUE (NOTE 1)
ENERGY - 0.5%
OIL & GAS - 0.5%
Atlantic Richfield Co.
 exchangeable $.5575  431,300 $ 10,135,550
Occidental Petroleum Corp.
 Indexed $3.00  218,900  13,599,163
   23,734,713
UTILITIES - 0.0%
GAS - 0.0%
Columbia Gas System, Inc.   403  16,473
TOTAL CONVERTIBLE PREFERRED STOCKS   30,254,111
NONCONVERTIBLE PREFERRED STOCKS - 0.0%
UTILITIES - 0.0%
ELECTRIC UTILITY - 0.0%
Gulf States Utilities Co., Series B,
 adj. rate   586  28,128
GAS - 0.0%
Columbia Gas System, Inc.  658  16,203
TOTAL NONCONVERTIBLE PREFERRED STOCKS   44,331
TOTAL PREFERRED STOCKS
 (Cost $34,163,788)   30,298,442
CORPORATE BONDS - 1.3%
 MOODY'S RATINGS PRINCIPAL
 (UNAUDITED) (C) AMOUNT
CONVERTIBLE BONDS - 0.3%
CONSTRUCTION & REAL ESTATE - 0.0%
REAL ESTATE INVESTMENT TRUSTS - 0.0%
Liberty Property exchangeable
 8%, 7/1/01 - $ 750,000  769,688
HEALTH - 0.2%
DRUGS & PHARMACEUTICALS - 0.2%
Roche Holdings, Inc. liquid yield
 option notes 0%, 4/20/10 (d) -  19,580,000  8,664,150
PRECIOUS METALS - 0.1%
Pegasus Gold, Inc. euro
 6 1/4%, 4/30/02 (d) Baa3  1,860,000  2,055,300
SERVICES - 0.0%
ADT Operations, Inc. liquid yield
 option notes 0%, 7/6/10 Ba3  3,670,000  1,752,425
UTILITIES - 0.0%
GAS - 0.0%
SFP Pipeline Holdings, Inc.
 exchangeable 0%,
 8/15/10 (e) Baa3  470,000  611,000
TOTAL CONVERTIBLE BONDS   13,852,563
NONCONVERTIBLE BONDS - 1.0%
AEROSPACE & DEFENSE - 0.0%
DEFENSE ELECTRONICS - 0.0%
Tracor, Inc.
 10 7/8%, 8/15/01 B2  1,220,000  1,268,800
CORPORATE BONDS - CONTINUED
 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (B) AMOUNT (NOTE 1)
NONCONVERTIBLE BONDS - CONTINUED
BASIC INDUSTRIES - 0.2%
PACKAGING & CONTAINERS - 0.0%
Owens Illinois, Inc.
 10 1/4%, 4/1/99 B2 $ 350,000 $ 360,500
PAPER & FOREST PRODUCTS - 0.2%
Stone Container Corp.
 9 7/8%, 2/1/01 B1  7,760,000  7,546,600
TOTAL BASIC INDUSTRIES   7,907,100
DURABLES - 0.2%
TEXTILES & APPAREL - 0.2%
Westpoint Stevens, Inc.:
 8 3/4%, 12/15/01 B1  2,660,000  2,660,000
 9 3/8%, 12/15/05 B3  7,850,000  7,732,250
  10,392,250
FINANCE - 0.0%
BANKS - 0.0%
Signet Banking Corp. (e):
 6%, 5/15/97  Baa2  340,000  337,753
 6 1/8%, 4/15/98  Baa2  190,000  187,866
  525,619
HEALTH - 0.1%
MEDICAL FACILITIES MANAGEMENT - 0.1%
Tenet Healthcare Corp.:
 9 5/8%, 9/1/02 Ba2  1,760,000  1,925,000
 8 5/8%, 12/1/03 Ba2  3,480,000  3,636,600
  5,561,600
MEDIA & LEISURE - 0.4%
BROADCASTING - 0.4%
Viacom, Inc. 8%, 7/7/06 B1  18,890,000  19,220,575
NONDURABLES - 0.1%
BEVERAGES - 0.1%
Canandaigua Wine, Inc.
 8 3/4%, 12/15/03 B1  5,700,000  5,671,500
TOTAL NONCONVERTIBLE BONDS   50,547,444
TOTAL CORPORATE BONDS
 (Cost $59,279,783)   64,400,007
U.S. TREASURY OBLIGATIONS - 7.4%
 5 3/4%, 8/15/03 Aaa  68,000,000  68,818,040
 7 1/4%, 2/15/23 Aaa  17,690,000  20,227,442
 6 1/4%, 8/15/23 Aaa  8,790,000  9,044,119
 7 1/2%, 11/15/24 Aaa  15,390,000  18,499,242
 7 5/8%, 2/15/25 Aaa  29,540,000  36,121,807
 6 7/8%, 8/15/25 Aaa  35,210,000  39,710,190
 Principal STRIPS:
 0%, 11/15/18 Aaa  345,000,000  83,797,050
 0%, 2/15/19 Aaa  350,000,000  83,699,000
TOTAL U.S. TREASURY OBLIGATIONS
 (Cost $332,219,484)   359,916,890
REPURCHASE AGREEMENTS - 9.4%
 MATURITY VALUE
 AMOUNT (NOTE 1)
Investments in repurchase agreements
 (U.S. Treasury obligations) in a joint
 trading account at 5.91% dated
 12/29/95 due 1/2/96  $ 455,467,894 $ 455,169,000
TOTAL INVESTMENT IN SECURITIES - 100%
 (Cost $4,092,078,375)   $ 4,862,197,675
LEGEND
1. Non-income producing
2. Purchased on an installment basis. Market value reflects only those payments made through December 31, 1995. The remaining installments for Petro-Canada, aggregating CAD 1,577,600, are due September 23, 1996 and March 24, 1997.
3. Standard & Poor's Corporation credit ratings are used in the absence of a rating by Moody's Investors Service, Inc.
4. Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $14,504,599 or 0.3% of net assets.
5. The coupon rate shown on floating or adjustable rate securities represents the rate at period end.
OTHER INFORMATION
Purchases and sales of securities, other than short-term securities, aggregated $4,313,419,496 and $2,742,014,794, respectively, of which U.S. government and government agency obligations aggregated $409,364,645 and $205,227,833, respectively.
The fund placed a portion of its portfolio transactions with brokerage firms which are affiliates of Fidelity Management & Research Company. The commissions paid to these affiliated firms were $2,077,039 for the period (see Note 3 of Notes to Financial Statements).
The composition of long-term debt holdings as a percentage of total value of investment in securities, is as follows (ratings are unaudited):
 MOODY'S RATINGS S&P RATINGS
Aaa, Aa, A 7.4% AAA, AA, A 7.4%
Baa 0.1% BBB 0.0%
Ba 0.1% BB 0.6%
B 0.9% B 0.5%
Caa 0.0% CCC 0.0%
Ca, C 0.0% CC, C 0.0%
  D 0.0%
The percentage not rated by either S&P or Moody's amounted to 0.2%. FMR has determined that unrated debt securities that are lower quality account for 0.2% of the total value of investment in securities.
INCOME TAX INFORMATION
At December 31, 1995, the aggregate cost of investment securities for income tax purposes was $4,098,146,199. Net unrealized appreciation aggregated $764,051,476, of which $793,759,941 related to appreciated investment securities and $29,708,465 related to depreciated investment securities.
The fund hereby designates approximately $64,818,000 as a capital gain dividend for the purpose of the dividend paid deduction.
VARIABLE INSURANCE PRODUCTS FUND: EQUITY-INCOME PORTFOLIO
FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES



 DECEMBER 31, 1995

ASSETS

Investment in securities, at value (including repurchase agreements of $455,169,000) (cost $4,092,078,375)      $ 4,862,197,675
- See accompanying schedule

Cash                                                                                                              719

Receivable for investments sold                                                                                    1,835,507

Receivable for fund shares sold                                                                                    10,941,112

Dividends receivable                                                                                               10,792,285

Interest receivable                                                                                                5,307,245

Other receivables                                                                                                  126,974

 TOTAL ASSETS                                                                                                      4,891,201,517

LIABILITIES

Payable for investments purchased                                                                   $ 7,521,288

Payable for fund shares redeemed                                                                     1,339,589

Accrued management fee                                                                               2,004,252

Other payables and accrued expenses                                                                  901,707

 TOTAL LIABILITIES                                                                                                 11,766,836

NET ASSETS                                                                                                        $ 4,879,434,681

Net Assets consist of:

Paid in capital                                                                                                   $ 3,883,373,607

Undistributed net investment income                                                                                8,997,355

Accumulated undistributed net realized gain (loss) on investments and foreign                                     216,938,284
currency transactions

Net unrealized appreciation (depreciation) on investments                                                         770,125,435
and assets and liabilities in foreign currencies

NET ASSETS, for 253,263,397 shares outstanding                                                                   $ 4,879,434,681

NET ASSET VALUE, offering price and redemption price per share ($4,879,434,681 (divided by) 253,263,397 shares) $19.27


STATEMENT OF OPERATIONS

 YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME                                                                 $ 74,462,683
Dividends

Interest                                                                           35,486,492

 TOTAL INCOME                                                                      109,949,175

EXPENSES

Management fee                                                     $ 17,818,979

Transfer agent fees                                                 1,660,720

Accounting fees and expenses                                        760,752

Non-interested trustees' compensation                               13,087

Custodian fees and expenses                                         91,612

Registration fees                                                   607,587

Audit                                                               49,196

Legal                                                               15,555

Interest                                                            9,801

Miscellaneous                                                       7,729

 TOTAL EXPENSES                                                                    21,035,018

NET INVESTMENT INCOME                                                              88,914,157

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:

 Investment securities                                              220,993,365

 Foreign currency transactions                                      4,100          220,997,465

Change in net unrealized appreciation (depreciation) on:

 Investment securities                                              715,594,560

 Assets and liabilities in                                          (6,641         715,587,919
 foreign currencies                                                )

NET GAIN (LOSS)                                                                    936,585,384

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                   $ 1,025,499,541


STATEMENT OF CHANGES IN NET ASSETS
INCREASE (DECREASE) IN NET ASSETS   YEAR ENDED     YEAR ENDED
                                    DECEMBER 31,   DECEMBER 31,
                                    1995           1994




Operations                                                                                     $ 88,914,157      $ 49,846,224
Net investment income

 Net realized gain (loss)                                                                      220,997,465       121,898,471

 Change in net unrealized appreciation (depreciation)                                          715,587,919       (61,690,963)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                               1,025,499,541     110,053,732

Distributions to shareholders                                                                  (84,729,039)      (44,739,784)
From net investment income

 From net realized gain                                                                         (121,254,353)     (68,533,800)

 TOTAL DISTRIBUTIONS                                                                            (205,983,392)     (113,273,584)

Share transactions                                                                               1,784,340,253     1,048,772,904
Net proceeds from sales of shares

 Reinvestment of distributions                                                                   205,981,922       113,273,584

 Cost of shares redeemed                                                                         (214,815,736)     (192,914,992)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM SHARE TRANSACTIONS                         1,775,506,439     969,131,496

  TOTAL INCREASE (DECREASE) IN NET ASSETS                                                        2,595,022,588     965,911,644

NET ASSETS

 Beginning of period                                                                             2,284,412,093     1,318,500,449

 End of period (including undistributed net investment income of $8,997,355 and $4,150,957,
respectively)                                                                                   $ 4,879,434,681   $ 2,284,412,093

OTHER INFORMATION
Shares

 Sold                                                                                            103,951,843       68,815,564

 Issued in reinvestment of distributions                                                         12,868,445        7,484,681

 Redeemed                                                                                        (12,384,683)      (12,882,315)

 Net increase (decrease)                                                                         104,435,605       63,417,930



SEE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


FINANCIAL HIGHLIGHTS

                          YEARS ENDED DECEMBER 31,

SELECTED PER-SHARE DATA   1995                       1994   1993 C   1992   1991





Net asset value, beginning of period                      $ 15.35       $ 15.44       $ 13.40       $ 11.85     $ 9.51

Income from Investment Operations

 Net investment income                                    .41           .41           .37           .40         .50

 Net realized and unrealized gain (loss)                  4.69          .64           2.06          1.57        2.43

 Total from investment operations                         5.10          1.05          2.43          1.97        2.93

Less Distributions                                        (.40)         (.37)         (.35)         (.42)       (.59)
From net investment income

 In excess of net investment income                        -             -             (.04)         -           -

 From net realized gain                                   (.78)         (.77)         -             -           -

 Total distributions                                      (1.18)        (1.14)        (.39)         (.42)       (.59)

Net asset value, end of period                            $ 19.27       $ 15.35       $ 15.44       $ 13.40     $ 11.85

TOTAL RETURN A, B                                         35.09%        7.07%         18.29%        16.89%      31.44%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)                   $ 4,879,435   $ 2,284,412   $ 1,318,500   $ 592,880   $ 282,171

Ratio of expenses to average net assets                   .61%          .60%          .62%          .65%        .74%

Ratio of expenses to average net assets after expense
reductions                                               .61%          .58%          .62%          .65%        .74%
                                                                       D

Ratio of net investment income to average net assets      2.56%         2.83%         2.87%         3.52%       4.83%

Portfolio turnover rate                                  87%           134%          120%          74%         107%

A THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN
REDUCED DURING THE PERIODS SHOWN.
B TOTAL RETURNS DO NOT REFLECT CHARGES ATTRIBUTABLE TO YOUR
INSURANCE COMPANY'S SEPARATE ACCOUNT. INCLUSION OF THESE CHARGES
WOULD REDUCE THE TOTAL RETURNS SHOWN.
C EFFECTIVE JANUARY 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION
93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT
PRESENTATION OF INCOME, CAPITAL GAIN,
AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS
A RESULT, NET INVESTMENT INCOME PER SHARE MAY REFLECT CERTAIN
RECLASSIFICATIONS RELATED TO BOOK
TO TAX DIFFERENCES.
D FMR HAS DIRECTED CERTAIN PORTFOLIO TRADES TO BROKERS WHO PAID A
PORTION OF THE FUND'S EXPENSES.


VARIABLE INSURANCE PRODUCTS FUND: GROWTH PORTFOLIO
PERFORMANCE AND INVESTMENT SUMMARY


PERFORMANCE
There are several ways to evaluate a fund's historical performance: total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. A fund's total return includes changes in a fund's share price, plus reinvestment of any dividends (income) and capital gains (the profits the fund earns when it sells securities that have grown in value).
AVERAGE ANNUAL TOTAL RETURNS
PERIODS ENDED        PAST 1   PAST 5   LIFE OF
DECEMBER 31, 1995    YEAR     YEARS    FUND

Growth               35.36%   20.78%   14.83%

S&P 500              37.58%   16.60%   14.46%

AVERAGE ANNUAL RETURNS take the fund's actual (or cumulative) return and show you what would have happened if the fund had performed at a constant rate each year.

UNDERSTANDING PERFORMANCE
How a fund did yesterday is no guarantee of how
it will do tomorrow. The stock market, for
example, has a history of growth in the long run
and volatility in the short run. In turn, the share
price and return of a fund that invests in stocks
will vary. That means if you sell your shares
during a market downturn, you might lose
money. But if you can ride out the market's ups
and downs, you may have a gain.
(checkmark)
You can compare these figures to the performance of the Standard & Poor's Composite Index of 500 Stocks- a common proxy for the U.S. stock market. This benchmark includes reinvested dividends and capital gains, if any. Figures for more than one year assume a steady compounded rate of return and are not the fund's year-by-year results, which fluctuated over the periods shown. The life of fund figures are from commencement of operations, October 9, 1986.
If Fidelity had not reimbursed certain fund expenses, the fund's life of fund total return would have been lower.
PERFORMANCE NUMBERS ARE NET OF ALL FUND OPERATING EXPENSES, BUT DO NOT INCLUDE ANY INSURANCE CHARGES IMPOSED BY YOUR INSURANCE COMPANY'S SEPARATE ACCOUNT. IF PERFORMANCE INFORMATION INCLUDED THE EFFECT OF THESE ADDITIONAL CHARGES, THE TOTAL RETURNS WOULD HAVE BEEN LOWER.
Past performance is no guarantee of future results. Principal and investment return will vary and you may have a gain or loss when you withdraw your money.
$10,000 OVER LIFE OF FUND
              VIP Growth (2Standard &
     10/09/86     10000.00   10000.00
     10/31/86     10000.00   10329.97
     11/30/86     10220.00   10580.99
     12/31/86     10030.00   10311.18
     01/31/87     11100.00   11700.09
     02/28/87     11650.00   12162.25
     03/31/87     11839.97   12513.74
     04/30/87     11839.97   12402.36
     05/31/87     11920.10   12510.26
     06/30/87     12270.69   13142.03
     07/31/87     12761.52   13808.33
     08/31/87     13142.16   14323.38
     09/30/87     12991.91   14009.70
     10/31/87     10137.09   10992.01
     11/30/87      9425.90   10086.27
     12/31/87     10397.53   10853.84
     01/31/88     10623.12   11310.78
     02/29/88     11484.46   11837.86
     03/31/88     11381.92   11472.07
     04/30/88     11525.47   11599.41
     05/31/88     11422.93   11700.33
     06/30/88     11997.15   12237.37
     07/31/88     11935.63   12190.87
     08/31/88     11648.52   11776.38
     09/30/88     11976.65   12278.06
     10/31/88     12007.41   12619.39
     11/30/88     11894.61   12438.93
     12/31/88     12017.66   12656.61
     01/31/89     12879.00   13583.07
     02/28/89     12612.39   13244.86
     03/31/89     12993.68   13553.46
     04/30/89     13680.85   14256.89
     05/31/89     14170.19   14834.29
     06/30/89     13982.78   14749.73
     07/31/89     15232.18   16081.64
     08/31/89     15492.47   16396.84
     09/30/89     15627.82   16329.61
     10/31/89     15190.53   15950.76
     11/30/89     15440.41   16276.16
     12/31/89     15804.81   16666.78
     01/31/90     14888.59   15548.44
     02/28/90     15030.81   15749.02
     03/31/90     15214.51   16166.37
     04/30/90     14771.47   15762.21
     05/31/90     16078.97   17299.02
     06/30/90     16413.95   17181.39
     07/31/90     16154.61   17126.41
     08/31/90     14490.52   15578.18
     09/30/90     12999.33   14819.52
     10/31/90     12534.68   14755.80
     11/30/90     13550.42   15709.03
     12/31/90     13950.23   16147.31
     01/31/91     14879.53   16851.33
     02/28/91     15989.61   18056.20
     03/31/91     16472.15   18493.16
     04/30/91     16318.61   18537.54
     05/31/91     17283.69   19338.37
     06/30/91     16000.57   18452.67
     07/31/91     17524.96   19312.56
     08/31/91     18303.60   19770.27
     09/30/91     18446.17   19440.11
     10/31/91     19016.45   19700.60
     11/30/91     17930.73   18906.67
     12/31/91     20299.56   21069.59
     01/31/92     21538.81   20677.70
     02/29/92     21989.40   20946.51
     03/31/92     20641.73   20538.05
     04/30/92     19833.13   21141.87
     05/31/92     19664.67   21245.47
     06/30/92     18901.00   20928.91
     07/31/92     19630.98   21784.90
     08/31/92     19091.92   21338.31
     09/30/92     19428.83   21590.10
     10/31/92     20181.28   21665.67
     11/30/92     21528.94   22404.47
     12/31/92     22191.55   22680.04
     01/31/93     22629.54   22870.55
     02/28/93     22163.03   23181.59
     03/31/93     23046.80   23670.73
     04/30/93     22805.77   23097.89
     05/31/93     24504.44   23716.92
     06/30/93     24756.94   23785.70
     07/31/93     24688.08   23690.55
     08/31/93     25927.65   24588.43
     09/30/93     26409.70   24399.09
     10/31/93     26662.20   24904.16
     11/30/93     25583.32   24667.57
     12/31/93     26490.04   24966.04
     01/31/94     27155.74   25814.89
     02/28/94     26875.65   25115.31
     03/31/94     25654.59   24020.28
     04/30/94     25813.32   24327.74
     05/31/94     25215.00   24726.71
     06/30/94     23932.88   24120.91
     07/31/94     24763.21   24912.07
     08/31/94     26167.43   25933.47
     09/30/94     25849.96   25298.10
     10/31/94     26900.07   25867.31
     11/30/94     25825.53   24925.22
     12/31/94     26484.91   25294.86
     01/31/95     25984.27   25950.76
     02/28/95     27060.36   26962.06
     03/31/95     28042.58   27757.71
     04/30/95     28987.98   28575.17
     05/31/95     30117.54   29717.32
     06/30/95     32781.83   30407.65
     07/31/95     36023.18   31415.97
     08/31/95     36465.18   31494.83
     09/30/95     37410.57   32823.91
     10/31/95     37029.96   32706.73
     11/30/95     37005.40   34142.55
     12/29/95     35851.29   34800.14

Let's say you invested $10,000 in Growth Portfolio on October 9, 1986, when the fund started. By December 31, 1995, your investment would have grown to $35,851 - a 258.51% increase. That compares to $10,000 invested in the S&P 500, which would have grown to $34,800 over the same period - a 248% increase.
INVESTMENT SUMMARY
TOP FIVE STOCKS AS OF DECEMBER 31, 1995
                                % OF FUND'S
                                INVESTMENTS

Oracle Systems Corp.            2.9

Cisco Systems, Inc.             2.5

Microsoft Corp.                 2.4

AirTouch Communications, Inc.   2.2

General Electric Co.            1.7

TOP FIVE MARKET SECTORS AS OF DECEMBER 31, 1995
                     % OF FUND'S
                     INVESTMENTS

Technology           32.7

Utilities            9.4

Health               8.5

Retail & Wholesale   7.7

Finance              4.1

ASSET ALLOCATION AS OF DECEMBER 31, 1995*
Row: 1, Col: 1, Value: 15.4
Row: 1, Col: 2, Value: 1.7
Row: 1, Col: 3, Value: 82.90000000000001
Stocks  82.9%
Bonds  1.7%
Short-term investments 15.4%
FOREIGN INVESTMENTS 2.7%
*
VARIABLE INSURANCE PRODUCTS FUND: GROWTH PORTFOLIO
FUND TALK: THE MANAGER'S OVERVIEW




An interview with Lawrence Greenberg, Portfolio
Manager of Growth Portfolio
Q. LARRY, HOW DID THE FUND PERFORM?
A. Although the fund did well compared to its peers, it slightly lagged the Standard & Poor's 500 Index, which returned 37.58% for the 12-month period ended December 31, 1995.
Q. WHY WAS THE STOCK MARKET SO STRONG IN 1995?
A. In my opinion, two things really drive the equity market: strong earnings and declining interest rates. During most of 1995, we had both. This really played into the hands of the kinds of growth stocks the fund owns. Many of these stocks represent fast-growing companies which are able to grow faster than other companies in a slow but expanding economic environment. They also can benefit more from a declining interest rate environment.
Q. THE FUND'S TECHNOLOGY WEIGHTING HAS BEEN REDUCED, BUT, AT APPROXIMATELY 32.7%, IT REMAINED THE LARGEST SECTOR AS OF DECEMBER 31, 1995. DO YOU THINK THIS AREA OF THE MARKET CAN KEEP UP THE TORRID PACE OF GROWTH WE SAW IN 1995?
A. Probably not. What we saw in 1995 was strength across the board. For the most part, earnings grew as fast as the stock prices went up. Therefore, despite good appreciation, price-to-earnings multiples didn't go up that much. I don't think investors can expect the same level of growth in 1996 as they did in 1995. I think investors can expect to see more of an environment of the haves and have-nots, with specific companies leaving others behind.
Q. SO HOW WILL YOU MANAGE THE FUND'S TECHNOLOGY HOLDINGS GOING FORWARD?
A. I intend to approach the technology sector on a more selective basis, looking at individual areas showing strength. For example, corporate America's move from mainframe computing to client-server computing, along with the rise of the Internet, may continue to benefit networking and database companies. These companies provide the hardware and software for the new corporate networks.
Q. WHAT WAS THE ATTRACTION TO UTILITY STOCKS, WHICH MADE UP 9.4% OF THE FUND'S INVESTMENTS AT THE END OF DECEMBER?
A. All of the fund's utility holdings are in the telecommunications industry. I believe the telecommunications industry offers excellent growth opportunities both domestically and abroad as diversification, privatization, globalization and proliferation of wireless communications continue to create a strong demand outlook.
Q. IN THE FUND'S SEMIANNUAL REPORT, YOU DISCUSSED THAT YOU HAD CUT BACK ON THE FUND'S HEALTH CARE EXPOSURE BECAUSE OF CONCERNS SURROUNDING FEDERAL HEALTH CARE REFORM. WHAT'S HAPPENED SINCE THEN?
A. I slowly raised the fund's stake in health care stocks as values presented themselves. Congress and the president continue to haggle over the future of Medicare and Medicaid, but I anticipate that government cutbacks in spending could force more Medicare users toward HMOs. Therefore, I added more HMOs to the portfolio.
Q. WERE THERE ANY DISAPPOINTMENTS IN 1995?
A. Sure. Disappointments came on two fronts. First, in September, the technology sector slowed somewhat as several corporate earnings disappointments fueled investors' concerns that the sector had become overvalued. As this occurred, investors moved to more defensive, consumer-oriented stocks such as Coca-Cola, PepsiCo, Merck and Pfizer. In hindsight, I wish I had been able to make this shift earlier. Second, the underperformance of several of the fund's retail stocks hindered performance. Building supply companies Home Depot and Lowe's, for example, were hurt by falling lumber prices and a drop in demand with the slowdown in the housing market.
Q. SO WHAT'S YOUR OUTLOOK?
A. As I mentioned earlier, the real fuel for a strong market - good corporate earnings and declining interest rates - will probably not be as strong in 1996 as it was in 1995. Given what we know now, though, I believe, barring any unforeseen changes, the market environment may still be constructive for stocks this year.
THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.


FUND FACTS
GOAL: seeks high current income by investing in high yielding, lower-rated fixed income securities
START DATE: September 19, 1985
SIZE: as of December 31, 1995, more than $1.0 billion
MANAGER: Barry Coffman, since 1990; joined
Fidelity in 1986
(checkmark)
VARIABLE INSURANCE PRODUCTS FUND: GROWTH PORTFOLIO
INVESTMENTS DECEMBER 31, 1995

Showing Percentage of Total Value of Investment in Securities


COMMON STOCKS - 82.7%
 SHARES VALUE (NOTE 1)
AEROSPACE & DEFENSE - 0.9%
AEROSPACE & DEFENSE - 0.6%
C A E Industries Ltd.   535,900 $ 4,075,173
General Motors Corp. Class H  150,000  7,368,750
Rockwell International Corp.   225,000  11,896,875
Special Devices, Inc. (a)  246,700  3,207,100
  26,547,898
DEFENSE ELECTRONICS - 0.3%
Loral Corp.   75,000  2,653,125
Raytheon Co.   165,000  7,796,250
  10,449,375
TOTAL AEROSPACE & DEFENSE   36,997,273
BASIC INDUSTRIES - 1.5%
CHEMICALS & PLASTICS - 0.6%
Airgas, Inc. (a)  179,600  5,971,700
du Pont (E.I.) de Nemours & Co.   135,000  9,433,125
Minnesota Mining & Manufacturing Co.   100,000  6,490,900
Union Carbide Corp.   100,000  3,750,000
  25,645,725
METALS & MINING - 0.9%
Alcan Aluminium Ltd.   100,000  3,105,875
Aluminum Co. of America  225,000  11,896,875
Freeport McMoRan Copper & Gold, Inc.
 Class A  85,000  2,380,000
IMCO Recycling, Inc.   299,000  7,325,500
Inco Ltd.   175,000  5,788,013
Reynolds Metals Co.   125,000  7,078,125
  37,574,388
TOTAL BASIC INDUSTRIES   63,220,113
CONGLOMERATES - 0.9%
Allied-Signal, Inc.   265,000  12,587,500
Harris Corp.   60,000  3,277,500
ITT Industries, Inc.   85,000  2,040,000
Tyco International Ltd.   350,000  12,468,750
United Technologies Corp.   65,000  6,166,875
  36,540,625
CONSTRUCTION & REAL ESTATE - 0.6%
BUILDING MATERIALS - 0.1%
York International Corp.   60,000  2,820,000
CONSTRUCTION - 0.4%
Oakwood Homes Corp.   440,000  16,885,000
ENGINEERING - 0.1%
Fluor Corp.   85,000  5,610,000
TOTAL CONSTRUCTION & REAL ESTATE   25,315,000
DURABLES - 3.0%
AUTOS, TIRES, & ACCESSORIES - 2.1%
Chrysler Corp.   750,000  41,531,250
General Motors Corp.   825,146  43,629,595
Safety Components International, Inc. (a)  228,200  3,594,150
  88,754,995
CONSUMER ELECTRONICS - 0.1%
Whirlpool Corp.   40,000  2,130,000
HOME FURNISHINGS - 0.1%
Leggett & Platt, Inc.   150,000  3,637,500

 SHARES VALUE (NOTE 1)
TEXTILES & APPAREL - 0.7%
Adidas AG  71,400 $ 3,768,609
Adidas AG (a)(b)  45,600  2,406,843
NIKE, Inc. Class B  200,000  13,925,000
Tommy Hilfiger (a)  180,000  7,627,500
  27,727,952
TOTAL DURABLES   122,250,447
ENERGY - 1.2%
ENERGY SERVICES - 0.3%
Schlumberger Ltd.   185,000  12,811,250
INDEPENDENT POWER - 0.2%
Thermo Electron Corp. (a)  175,000  9,100,000
OIL & GAS - 0.7%
Amerada Hess Corp.   225,000  11,925,000
Barrett Resources Corp. (a)  87,300  2,564,438
British Petroleum PLC ADR  75,000  7,659,375
Unocal Corp.   225,000  6,553,125
  28,701,938
TOTAL ENERGY   50,613,188
FINANCE - 4.1%
BANKS - 0.8%
Banc One Corp.   350,000  13,212,500
BankAmerica Corp.   125,000  8,093,750
Chemical Banking Corp.   200,000  11,750,000
  33,056,250
CREDIT & OTHER FINANCE - 0.5%
American Express Co.   435,000  17,998,125
Household International, Inc.   20,000  1,165,000
  19,163,125
FEDERAL SPONSORED CREDIT - 1.6%
Federal National Mortgage Association  550,000  68,268,750
INSURANCE - 0.8%
Allstate Corp.   285,000  11,720,625
American International Group, Inc.   1,600  146,883
General Re Corp.   81,200  12,586,000
ITT Hartford Group, Inc.   85,000  4,111,875
Travelers, Inc. (The)  100,000  6,287,500
  34,852,883
SECURITIES INDUSTRY - 0.4%
Alliance Entertainment Corp. (a)  684,800  6,505,600
Edwards (A.G.), Inc.   144,900  3,459,488
Merrill Lynch & Co., Inc.   100,000  5,100,000
  15,065,088
TOTAL FINANCE   170,406,096
HEALTH - 8.5%
DRUGS & PHARMACEUTICALS - 2.4%
Amgen, Inc. (a)  225,000  13,359,375
Biogen, Inc. (a)  117,700  7,238,550
Bristol-Myers Squibb Co.   175,000  15,028,125
Dura Pharmaceuticals, Inc. (a) 125,000 4,343,750 Genentech, Inc. special (a) 125,000 6,625,000
Merck & Co., Inc.   300,000  19,725,000
Pharmacia & Upjohn, Inc.   400,000  15,500,000
Pfizer, Inc.   265,000  16,695,000
  98,514,800
COMMON STOCKS - CONTINUED
 SHARES VALUE (NOTE 1)
HEALTH - CONTINUED
MEDICAL EQUIPMENT & SUPPLIES - 2.6%
Abbott Laboratories  225,000 $ 9,393,750
Baxter International, Inc.   275,000  11,515,625
Biomet, Inc. (a)  185,000  3,306,875
Cardinal Health, Inc.   151,600  8,300,100
Conmed Corp.   7,700  192,500
Johnson & Johnson  120,000  10,275,000
Medtronic, Inc.   300,000  16,762,500
Millipore Corp.   175,000  7,196,875
Nellcor, Inc.   38,500  2,243,588
Oakley, Inc. (a)  100,000  3,400,000
Pall Corp.   235,000  6,315,625
Physician Sales & Service, Inc. (a)  300,000  8,550,000
St. Jude Medical, Inc. (a)  186,500  8,019,500
Thermedics, Inc. (a)  175,000  4,856,250
Thermo Cardiosystems, Inc. (a)  75,000  5,793,750
  106,121,938
MEDICAL FACILITIES MANAGEMENT - 3.5%
American Medical Response  360,000  11,700,000
Columbia/HCA Healthcare Corp.   400,025  20,301,269
Foundation Health Corp. (a)  215,000  9,245,000
HEALTHSOUTH Rehabilitation Corp. (a) 1,000,000 29,125,000 Healthsource, Inc. (a) 95,000 3,420,000
Humana, Inc.   200,000  5,475,000
Multicare Companies, Inc. (a)  175,000  4,200,000
Oxford Health Plans, Inc. (a)  81,500  6,020,813
Physician Reliance Network, Inc. (a) 200,000 7,950,000 Sterling Healthcare Group, Inc. (a) 70,000 743,750
United HealthCare Corp.   260,000  17,030,000
U.S. Healthcare, Inc.   425,000  19,762,500
Vencor, Inc. (a)  360,025  11,700,813
  146,674,145
TOTAL HEALTH   351,310,883
INDUSTRIAL MACHINERY & EQUIPMENT - 4.1%
ELECTRICAL EQUIPMENT - 2.8%
Avid Technology, Inc. (a)  225,050  4,275,950
Emerson Electric Co.   125,000  10,218,750
General Electric Co.   975,000  70,200,000
Glenayre Technologies, Inc.   350,175  21,798,373
Pinnacle Systems (a)  257,600  6,375,600
United Communication Industry
 PCL (For. Reg.)  154,000  1,968,559
  114,837,232
INDUSTRIAL MACHINERY & EQUIPMENT - 1.0%
Case Corp.   115,000  5,261,250
Caterpillar, Inc.   500,000  29,375,000
Global Industrial Technologies, Inc. (a)   65,800  1,241,975
Semitool, Inc. (a)  6,200  80,600
Singer Company  235,200  6,556,200
  42,515,025
POLLUTION CONTROL - 0.3%
TETRA Technologies, Inc. (a)  200,000  3,475,000
WMX Technologies, Inc.   175,000  5,228,125
Zurn Industries, Inc.   125,000  2,671,875
  11,375,000
TOTAL INDUSTRIAL MACHINERY & EQUIPMENT   168,727,257

 SHARES VALUE (NOTE 1)
MEDIA & LEISURE - 2.6%
BROADCASTING - 0.1%
Emmis Broadcasting Corp. Class A (a)  25,900  802,900
Evergreen Media Corp. Class A (a)  88,800  2,841,600
  3,644,500
ENTERTAINMENT - 0.2%
Disney (Walt) Co.   150,000  8,850,000
LEISURE DURABLES & TOYS - 0.1%
Mattel, Inc.   135,000  4,151,250
LODGING & GAMING - 1.4%
Doubletree Corp. (a)  285,900  7,504,875
HFS, Inc. (a)  525,000  42,918,750
ITT Corp.   85,000  4,505,000
Showboat, Inc.   150,000  3,956,250
  58,884,875
RESTAURANTS - 0.8%
Applebee's International, Inc.   235,000  5,346,250
Apple South, Inc.   425,000  9,137,500
Lone Star Steakhouse Saloon (a)  235,000  9,018,125
Outback Steakhouse, Inc. (a)  245,000  8,789,375
Starbucks Corp. (a)  100,000  2,100,000
  34,391,250
TOTAL MEDIA & LEISURE   109,921,875
NONDURABLES - 2.6%
AGRICULTURE - 0.1%
Pioneer Hi-Bred International, Inc.   70,000  3,893,750
BEVERAGES - 0.9%
Coca-Cola Company (The)  200,000  14,850,000
PepsiCo, Inc.   390,000  21,791,250
  36,641,250
TOBACCO - 1.6%
Philip Morris Companies, Inc.   735,400  66,553,700
TOTAL NONDURABLES   107,088,700
PRECIOUS METALS - 0.5%
Barrick Gold Corp.   325,000  8,575,512
Firstmiss Gold, Inc. (a)  113,353  2,522,104
Newmont Mining Corp.   200,000  9,050,000
  20,147,616
RETAIL & WHOLESALE - 7.7%
APPAREL STORES - 0.7%
Baby Superstore, Inc. (a)  75,000  4,275,000
Gap, Inc.   100,000  4,200,000
Just For Feet, Inc. (a)  575,000  20,556,250
  29,031,250
APPLIANCE STORES - 0.4%
Cellstar Corp. (a)  710,000  18,460,000
DRUG STORES - 0.5%
General Nutrition Companies, Inc. (a)  735,000  16,905,000
Rite Aid Corp.   140,000  4,795,000
  21,700,000
GENERAL MERCHANDISE STORES - 0.5%
Dollar General Corp.   260,050  5,396,038
Wal-Mart Stores, Inc.   681,700  15,253,038
  20,649,076
COMMON STOCKS - CONTINUED
 SHARES VALUE (NOTE 1)
RETAIL & WHOLESALE - CONTINUED
RETAIL & WHOLESALE, MISCELLANEOUS - 5.6%
Barnes & Noble, Inc. (a)  75,000 $ 2,175,000
Bed Bath & Beyond, Inc. (a)  250,000  9,703,125
Corporate Express (a)  400,000  12,050,000
Home Depot, Inc. (The)  425,000  20,346,875
Lowe's Companies, Inc.   1,275,000  42,712,500
Micro Warehouse, Inc. (a)  100,000  4,325,000
Officemax, Inc. (a)  950,000  21,256,250
Office Depot, Inc. (a)  300,000  5,925,000
Petco Animal Supplies, Inc. (a)  416,600  12,185,550
Petsmart, Inc. (a)  691,300  21,430,300
Staples, Inc. (a)  750,000  18,281,250
Sunglass Hut International, Inc. (a)  1,935,000  45,956,250
U.S. Office Products Co. (a)  235,000  5,346,250
Viking Office Products, Inc. (a)  175,000  8,137,500
  229,830,850
TOTAL RETAIL & WHOLESALE   319,671,176
SERVICES - 1.3%
LEASING & RENTAL - 0.7%
Hollywood Entertainment Corp. (a)  1,345,400  11,267,725
Movie Gallery, Inc. (a)  500,000  15,250,000
  26,517,725
SERVICES - 0.6%
Medaphis Corp. (a)  575,000  21,275,000
Zebra Technologies Corp. Class A (a)  120,000  4,080,000
  25,355,000
TOTAL SERVICES   51,872,725
TECHNOLOGY - 32.5%
COMMUNICATIONS EQUIPMENT - 5.9%
Aspect Telecommunications Corp. (a)  110,000  3,685,000
Cisco Systems, Inc. (a)  1,400,000  104,475,000
DSC Communications Corp. (a)  1,800,000  66,375,000
Ericsson (L.M.) Telephone Co.
 Class B ADR  178,500  3,480,750
Global Village Communication (a)  735,000  14,240,625
InterVoice, Inc. (a)  182,000  3,458,000
Jabil Circuit, Inc. (a)  235,700  2,651,625
Microtest, Inc. (a)  96,600  966,000
Microwave Power Devices, Inc.  (a)(c)  253,000  2,814,625
U.S. Robotics Corp.   500,000  43,875,000
  246,021,625
COMPUTER SERVICES & SOFTWARE - 14.2%
Access Health Marketing, Inc. (a)  50,000  2,212,500
Affiliated Computer Services Class A (a)  14,600  547,500
America Online, Inc. (a)  1,225,000  45,937,500
American Management Systems, Inc. (a)  240,800  7,224,000
Ascend Communications, Inc. (a)  400,000  32,450,000
Automatic Data Processing, Inc.   200,000  14,850,000
Broderbund Software, Inc. (a)  75,000  4,556,250
Business Objects SA sponsored ADR (a)  185,000  8,949,375
CUC International, Inc. (a)  665,000  22,693,125
Ceridian Corp. (a)  100,000  4,125,000
CompUSA, Inc. (a)  415,000  12,916,875
Computer Sciences Corp. (a)  250,000  17,562,500
DST Systems, Inc. (a)  100,000  2,850,000
Data Broadcasting Corp. (a)  203,800  2,522,025
Electronic Arts, Inc. (a)  195,800  5,115,275
FTP Software, Inc. (a)  250,000  7,250,000

 SHARES VALUE (NOTE 1)
First Data Corp.   125,090 $ 8,365,394
General Motors Corp. Class E   435,000  22,620,000
HBO & Co.   250,000  19,156,250
Hummingbird Communications Ltd. (a)  140,000  5,746,326
Inso Corp. (a)  178,800  7,599,000
Macromedia, Inc. (a)  27,600  1,442,100
McAfee Associates, Inc. (a)  200,000  8,775,000
Medic Computer Systems, Inc. (a)  110,000  6,655,000
Metatools, Inc. (a)  4,000  104,000
Mercury Interactive Group Corp. (a)  329,800  6,018,850
Microsoft Corp. (a)  1,150,000  100,912,500
NETCOM On-Line Communication
 Services, Inc. (a)  152,000  5,472,000
Netscape Communications Corp. (a)  15,000  2,085,000
Oracle Systems Corp. (a)  2,850,000  120,768,750
Parametric Technology Corp. (a)  125,000  8,312,500
Peoplesoft, Inc. (a)  779,300  33,509,900
Progress Software Corp. (a)  85,000  3,187,500
Project Software & Development, Inc. (a)  400  13,950
PsiNet, Inc. (a)  450,000  10,293,750
Stratacom, Inc. (a)  85,000  6,247,500
SunGard Data Systems, Inc. (a)  250,000  7,125,000
Systems & Computer Technology Corp. (a)  224,700  4,465,913
Technology Solutions, Inc. (a)  107,700  2,100,150
UUNET Technologies, Inc. (a)  40,000  2,520,000
  585,258,258
COMPUTERS & OFFICE EQUIPMENT - 7.2%
Adaptec, Inc. (a)  625,000  25,625,000
Bay Networks, Inc. (a)  1,250,000  51,406,250
Compaq Computer Corp. (a)  1,425,000  68,400,000
Dell Computer Corp. (a)  350,000  12,118,750
Digital Equipment Corp. (a)  250,000  16,031,250
Discreet Logic, Inc. (a)  47,200  1,180,000
Gateway 2000, Inc. (a)  200,000  4,900,000
International Business Machines Corp.   153,500  14,083,625
Madge NV (a)  185,064  8,281,614
Pitney Bowes, Inc.   165,000  7,755,000
Read Rite Corp. (a)  250,026  5,813,105
SCI Systems, Inc. (a)  200,000  6,200,000
Seagate Technology (a)  225,000  10,687,500
Silicon Graphics, Inc. (a)  1,259,700  34,641,750
Sun Microsystems, Inc. (a)  320,000  14,600,000
Tech Data Corp. (a)  25,200  378,000
Western Digital Corp. (a)  440,000  7,865,000
Xerox Corp.   55,000  7,535,000
  297,501,844
ELECTRONIC INSTRUMENTS - 0.0%
Cohu, Inc.   72,300  1,843,650
ELECTRONICS - 5.1%
Altera Corp. (a)  650,000  32,337,500
Analog Devices, Inc. (a)  572,300  20,245,113
Atmel Corp. (a)  725,000  16,221,875
Brightpoint, Inc. (a)  390,200  5,511,575
Cascade Communications Corp. (a)  35,000  2,983,750
Flextronics International (a)  50,000  1,500,000
International Rectifier Corp. (a)  175,000  4,375,000
Kemet Corp. (a)  250,000  5,968,750
LSI Logic Corp. (a)  835,030  27,347,233
Linear Technology Corp.   465,700  18,278,725
Marshall Industries (a)  4,100  131,713
Maxim Integrated Products, Inc. (a)  1,000,000  38,500,000
Microchip Technology, Inc. (a)  425,050  15,514,325
COMMON STOCKS - CONTINUED
 SHARES VALUE (NOTE 1)
TECHNOLOGY - CONTINUED
ELECTRONICS - CONTINUED
Solectron Corp. (a)  150,000 $ 6,618,750
Xilinx, Inc. (a)  450,000  13,725,000
  209,259,309
PHOTOGRAPHIC EQUIPMENT - 0.1%
3D Systems Corp. (Del) (a)  204,600  4,859,250
TOTAL TECHNOLOGY   1,344,743,936
TRANSPORTATION - 1.3%
AIR TRANSPORTATION - 0.5%
AMR Corp. (a)  90,000  6,682,500
America West Airlines, Inc. Class B (a)  200,000  3,400,000
Delta Air Lines, Inc.   55,000  4,063,125
Southwest Airlines Co.   200,000  4,650,000
Trans World Airlines, Inc. (a)  275,000  2,853,125
  21,648,750
RAILROADS - 0.8%
Burlington Northern Santa Fe Corp.   140,025  10,921,950
CSX Corp.   302,400  13,797,000
Union Pacific Corp.   115,000  7,590,000
  32,308,950
TOTAL TRANSPORTATION   53,957,700
UTILITIES - 9.4%
CELLULAR - 4.8%
AirTouch Communications, Inc. (a)  3,150,000  88,987,500
Arch Communications Group, Inc. (a)  250,043  6,001,032
BCE Mobile Communications, Inc. (a)  13,000  439,495
Metrocall, Inc. (a)  229,300  4,385,363
Mobile Telecommunications
 Technologies, Inc. (a)  210,000  4,488,750
Mobilemedia Corp. (a)  128,600  2,861,350
Palmer Wireless, Inc. (a)  975,000  21,450,000
United States Cellular Corp. (a)  471,300  15,906,375
Vanguard Cellular Systems, Inc.
 Class A (a)(c)  2,625,000  53,156,250
  197,676,115
TELEPHONE SERVICES - 4.6%
AT&T Corp.   600,000  38,850,000
Ameritech Corp.  525,000  30,975,000
Bell Atlantic Corp.   450,000  30,093,750
BellSouth Corp.   600,000  26,100,000
Frontier Corp.   585,000  17,550,000
LCI International, Inc. (a)  324,300  6,648,150
Lincoln Telecommunications Co.  107,700  2,275,163
SBC Communications, Inc.   575,000  33,062,500
WorldCom, Inc. (a)   115,300  4,064,325
  189,618,888
TOTAL UTILITIES   387,295,003
TOTAL COMMON STOCKS
 (Cost $2,664,143,877)   3,420,079,613
NONCONVERTIBLE PREFERRED STOCKS - 0.2%
 SHARES VALUE (NOTE 1)
TECHNOLOGY - 0.2%
COMPUTERS & OFFICE EQUIPMENT - 0.2%
Silicon Graphics CDA Ltd.
 exchangeable (a)
 (Cost $11,098,161)   280,080 $ 7,702,107
U.S. TREASURY OBLIGATION - 1.7%
 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (B) AMOUNT (NOTE 1)
6.25%, 8/15/23
 (Cost $68,683,766) Aaa  67,700,000  69,657,211
REPURCHASE AGREEMENTS - 15.4%
 MATURITY VALUE
 AMOUNT (NOTE 1)
Investments in repurchase agreements
 (U.S. Treasury obligations) in a
 joint trading account at 5.91%
 dated 12/29/95 due 1/2/96 $ 637,818,559  637,400,000
TOTAL INVESTMENT IN SECURITIES - 100%
 (Cost $3,381,325,804) $ 4,134,838,931
LEGEND
1. Non-income producing
2. Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $2,406,843 or 0.1% of net assets.
3. An affiliated company is a company in which the fund has ownership of at least 5% of the voting securities. Transactions with companies that are or were affiliates are as follows:
 PURCHASES SALES DIVIDEND MARKET
AFFILIATE COST COST INCOME VALUE
Just For Feet, Inc.   $ 2,342,009 $ 659,304  - $ -
Microwave Power Devices, Inc.    -  216,000  -  2,814,625
Vanguard Cellular Systems, Inc.
 Class A   12,954,211  -  -  53,156,250
TOTAL $ 15,296,220 $ 875,304 $ - $ 55,970,875
OTHER INFORMATION
Purchases and sales of securities, other than short-term securities, aggregated $3,908,904,414 and $3,139,228,624, respectively, of which U.S. government and government agency obligations aggregated $68,683,766 and $0, respectively.
The fund placed a portion of its portfolio transactions with brokerage firms which are affiliates of Fidelity Management & Research Company. The commissions paid to these affiliated firms were $1,250,453 for the period (see Note 3 of Notes to Financial Statements).
INCOME TAX INFORMATION
At December 31, 1995, the aggregate cost of investment securities for income tax purposes was $3,395,126,667. Net unrealized appreciation aggregated $739,712,264, of which $816,952,982 related to appreciated investment securities and $77,240,718 related to depreciated investment securities.
The fund hereby designates approximately $188,205,000 as a capital gain dividend for the purpose of the dividend paid deduction.
VARIABLE INSURANCE PRODUCTS FUND: GROWTH PORTFOLIO
FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES



 DECEMBER 31, 1995

ASSETS

Investment in securities, at value (including repurchase agreements of $637,400,000) (cost $3,381,325,804)       $ 4,134,838,931
- See accompanying schedule

Cash                                                                                                               470

Receivable for investments sold                                                                                    111,607,416

Receivable for fund shares sold                                                                                   9,321,438

Dividends receivable                                                                                               2,825,313

Interest receivable                                                                                                1,586,719

Other receivables                                                                                                  361,034

 TOTAL ASSETS                                                                                                      4,260,541,321

LIABILITIES

Payable for investments purchased                                                                  $ 94,809,749

Payable for fund shares redeemed                                                                    237,116

Accrued management fee                                                                              2,089,504

Other payables and accrued expenses                                                                 703,141

 TOTAL LIABILITIES                                                                                                 97,839,510

NET ASSETS                                                                                                        $ 4,162,701,811

Net Assets consist of:

Paid in capital                                                                                                   $ 3,119,102,643

Undistributed net investment income                                                                                10,790,283

Accumulated undistributed net realized gain (loss) on investments and foreign                                      279,295,633
currency transactions

Net unrealized appreciation (depreciation) on investments                                                          753,513,252
and assets and liabilities
in foreign currencies

NET ASSETS, for 142,576,497 shares outstanding                                                                    $ 4,162,701,811

NET ASSET VALUE, offering price                                                                                   $29.20
and redemption price per
share ($4,162,701,811 (divided by) 142,576,497 shares)


STATEMENT OF OPERATIONS

 YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME                                                                 $ 19,321,500
Dividends

Interest                                                                           14,884,599

 TOTAL INCOME                                                                      34,206,099

EXPENSES

Management fee                                                     $ 19,591,048

Transfer agent fees                                                 1,536,285

Accounting fees and expenses                                        760,478

Non-interested trustees' compensation                               15,959

Custodian fees and expenses                                         155,218

Registration fees                                                   404,037

Audit                                                               47,036

Legal                                                               14,321

Miscellaneous                                                       7,492

 TOTAL EXPENSES                                                                    22,531,874

NET INVESTMENT INCOME                                                              11,674,225

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:

 Investment securities (including                                   361,330,988
 realized gain of $736,446
 on sales of investments in
 affiliated issuers)

 Foreign currency transactions                                      (11,163        361,319,825
                                                                   )

Change in net unrealized appreciation (depreciation) on:

 Investment securities                                              474,991,138

 Assets and liabilities in                                          125            474,991,263
foreign currencies

NET GAIN (LOSS)                                                                    836,311,088

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                   $ 847,985,313


STATEMENT OF CHANGES IN NET ASSETS
INCREASE (DECREASE) IN NET ASSETS   YEAR ENDED     YEAR ENDED
                                    DECEMBER 31,   DECEMBER 31,
                                    1995           1994




Operations                                                                                    $ 11,674,225      $ 11,810,184
Net investment income

 Net realized gain (loss)                                                                      361,319,825       (74,102,658)

 Change in net unrealized appreciation (depreciation)                                          474,991,263       80,193,945

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                                 847,985,313       17,901,471

Distributions to shareholders                                                                   (12,404,421)      (7,589,523)
From net investment income

 From net realized gain                                                                        -                 (80,320,550)

 TOTAL DISTRIBUTIONS                                                                             (12,404,421)      (87,910,073)

Share transactions                                                                             2,059,928,760     1,289,938,019
Net proceeds from sales of shares

 Reinvestment of distributions                                                                 12,404,421        87,909,946

 Cost of shares redeemed                                                                       (887,081,596)     (549,819,377)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM SHARE TRANSACTIONS                       1,185,251,585     828,028,588

  TOTAL INCREASE (DECREASE) IN NET ASSETS                                                      2,020,832,477     758,019,986

NET ASSETS

 Beginning of period                                                                             2,141,869,334     1,383,849,348

 End of period (including undistributed net investment income of $10,790,283 and $11,472,202,
respectively)                                                                                   $ 4,162,701,811   $ 2,141,869,334

OTHER INFORMATION
Shares

 Sold                                                                                           76,302,442        60,676,019

 Issued in reinvestment of distributions                                                        568,749           4,039,985

 Redeemed                                                                                       (33,037,870)      (25,920,211)

 Net increase (decrease)                                                                         43,833,321        38,795,793



SEE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


FINANCIAL HIGHLIGHTS

                          YEARS ENDED DECEMBER 31,

SELECTED PER-SHARE DATA   1995                       1994   1993 E   1992   1991





Net asset value, beginning of period                             $ 21.69       $ 23.08       $ 19.76       $ 18.51     $ 12.91

Income from Investment Operations

 Net investment income                                           .08           .12           .12           .09         .09 C

 Net realized and unrealized gain (loss)                         7.55          (.12) D       3.64          1.64        5.72

 Total from investment operations                                7.63          -             3.76          1.73        5.81

Less Distributions                                               (.12)         (.12)         (.11)         (.05)       (.21)
From net investment income

 From net realized gain                                          -             (1.27)        (.21)         (.43)       -

 In excess of net realized gain                                  -             -             (.12)         -           -

 Total distributions                                             (.12)         (1.39)        (.44)         (.48)       (.21)

Net asset value, end of period                                   $ 29.20       $ 21.69       $ 23.08       $ 19.76     $ 18.51

TOTAL RETURN A, B                                                35.36%        (.02)%        19.37%        9.32%       45.51%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)                          $ 4,162,702   $ 2,141,869   $ 1,383,849   $ 749,837   $ 371,462

Ratio of expenses to average net assets                          .70%          .70%          .71%          .75%        .84%

Ratio of expenses to average net assets after expense reductions .70%          .69%          .71%          .75%        .84%
                                                                                F

Ratio of net investment income to average net assets             .37%          .69%          .72%          .83%        .56%

Portfolio turnover rate                                          108%          122%          159%          262%        261%

A THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT
BEEN REDUCED DURING THE PERIODS SHOWN.
B TOTAL RETURNS DO NOT REFLECT CHARGES ATTRIBUTABLE TO YOUR
INSURANCE COMPANY'S SEPARATE ACCOUNT. INCLUSION OF THESE CHARGES
WOULD REDUCE THE TOTAL RETURNS SHOWN.
C NET INVESTMENT INCOME PER SHARE HAS BEEN CALCULATED BASED ON
AVERAGE SHARES OUTSTANDING DURING THE PERIOD.
D THE AMOUNT SHOWN FOR A SHARE OUTSTANDING DOES NOT CORRESPOND WITH
THE AGGREGATE NET GAIN ON INVESTMENTS FOR THE PERIOD ENDED DUE TO
THE TIMING OF SALES AND
REPURCHASES OF FUND SHARES IN RELATION TO FLUCTUATING MARKET VALUES
OF THE INVESTMENTS OF THE FUND.
E EFFECTIVE JANUARY 1, 1993, THE FUND ADOPTED STATEMENT OF
POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT
PRESENTATION OF INCOME, CAPITAL
GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES."
AS A RESULT, NET INVESTMENT INCOME PER SHARE MAY REFLECT CERTAIN
RECLASSIFICATIONS RELATED
TO BOOK TO TAX DIFFERENCES.
F FMR HAS DIRECTED CERTAIN PORTFOLIO TRADES TO BROKERS WHO PAID A
PORTION OF THE FUND'S EXPENSES.


VARIABLE INSURANCE PRODUCTS FUND: OVERSEAS PORTFOLIO
PERFORMANCE AND INVESTMENT SUMMARY


PERFORMANCE
There are several ways to evaluate a fund's historical performance: total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. A fund's total return includes changes in a fund's share price, plus reinvestment of any dividends (income) and capital gains (the profits the fund earns when it sells securities that have grown in value).
AVERAGE ANNUAL TOTAL RETURNS
PERIODS ENDED               PAST 1   PAST 5   LIFE OF
DECEMBER 31, 1995           YEAR     YEARS    FUND

OVERSEAS                    9.74%    8.13%    7.31%

Morgan Stanley EAFE Index   11.21%   9.37%    7.53%

AVERAGE ANNUAL RETURNS take the fund's actual (or cumulative) return and show you what would have happened if the fund had performed at a constant rate each year.

UNDERSTANDING PERFORMANCE
Many markets around the globe offer the potential
for significant growth over time; however,
investing in foreign markets means assuming
greater risks than investing in the United States.
Factors like changes in a country's financial
markets, its local political and economic
climate, and the fluctuating value of its currency
create these risks. For these reasons an
international fund's performance may be more
volatile than a fund that invests exclusively in the
United States.
(checkmark)
You can compare the fund's figures to the performance of the Morgan Stanley EAFE index - a broad measure of the performance of stocks in Europe, Australia, and the Far East. This benchmark includes reinvested dividends and capital gains, if any.
Figures for more than one year assume a steady compounded rate of return and are not the fund's year-by-year results, which fluctuated over the periods shown. The life of fund figures are from commencement of operations January 28, 1987.
If Fidelity had not reimbursed certain fund expenses, the fund's life of fund total return would have been lower.
PERFORMANCE NUMBERS ARE NET OF ALL FUND OPERATING EXPENSES, BUT DO NOT INCLUDE ANY INSURANCE CHARGES IMPOSED BY YOUR INSURANCE COMPANY'S SEPARATE ACCOUNT. IF PERFORMANCE INFORMATION INCLUDED THE EFFECT OF THESE ADDITIONAL CHARGES, THE TOTAL RETURNS WOULD HAVE BEEN LOWER.
Past performance is no guarantee of future results. Principal and investment return will vary and you may have a gain or loss when you withdraw your money. Foreign investments involve greater risks and potential rewards than U.S. investments. These risks include political and economic uncertainties of foreign countries, as well as the risk of currency fluctuations.
$10,000 OVER LIFE OF FUND
               VIP OverseasEurope, A
      01/28/87    10000.00    10000
      01/31/87    10000.00 9997.463
      02/28/87    10010.00 10296.66
      03/31/87    10460.00 11140.41
      04/30/87    11220.00 12319.18
      05/31/87    11060.00 12319.14
      06/30/87    10520.00 11926.66
      07/31/87    10400.00 11905.82
      08/31/87    11320.00 12798.54
      09/30/87    11070.00 12597.05
      10/31/87     8760.00    10777
      11/30/87     8840.00 10938.65
      12/31/87     9462.16 11263.46
      01/31/88     9138.32 11464.55
      02/29/88     9381.20 12228.75
      03/31/88     9806.24 12980.64
      04/30/88     9968.16 13169.27
      05/31/88     9786.00 12747.12
      06/30/88     9613.96 12411.13
      07/31/88     9543.12 12800.51
      08/31/88     9209.16 11968.24
      09/30/88     9603.84 12491.19
      10/31/88    10028.88 13559.96
      11/30/88    10211.04 14367.68
      12/31/88    10231.28 14447.79
      01/31/89    10534.87 14701.99
      02/28/89    10717.03 14777.56
      03/31/89    10707.38 14487.53
      04/30/89    11023.50 14621.89
      05/31/89    10615.60 13826.42
      06/30/89    10574.81 13593.67
      07/31/89    11563.97 15300.67
      08/31/89    11482.39 14612.54
      09/30/89    12196.21 15278.16
      10/31/89    11533.38 14664.33
      11/30/89    12155.42  15401.5
      12/31/89    12920.24 15969.77
      01/31/90    12746.88 15375.56
      02/28/90    12449.36 14302.43
      03/31/90    12919.92 12812.46
      04/30/90    12991.52 12710.78
      05/31/90    13840.58 14161.09
      06/30/90    14147.46 14036.37
      07/31/90    14863.53 14234.08
      08/31/90    13349.56 12851.83
      09/30/90    12081.09 11060.74
      10/31/90    13206.34 12784.21
      11/30/90    12797.16  12030.1
      12/31/90    12705.10 12224.98
      01/31/91    12827.85  12620.4
      02/28/91    13260.02 13973.29
      03/31/91    12872.18 13134.44
      04/30/91    13155.20 13263.42
      05/31/91    13186.64 13401.82
      06/30/91    12463.37 12417.04
      07/31/91    13081.82 13027.11
      08/31/91    13123.75 12762.56
      09/30/91    13658.34 13481.84
      10/31/91    13752.68 13672.96
      11/30/91    13260.02 13034.64
      12/31/91    13721.24 13707.79
      01/31/92    13888.95    13415
      02/29/92    13599.52 12934.85
      03/31/92    13323.28 12080.93
      04/30/92    14152.01 12138.36
      05/31/92    14768.23 12950.85
      06/30/92    14491.99 12336.56
      07/31/92    13567.65 12020.83
      08/31/92    13450.78 12774.79
      09/30/92    12908.92 12522.52
      10/31/92    12027.08 11865.66
      11/30/92    11963.33 11977.32
      12/31/92    12250.20 12039.27
      01/31/93    12600.81 12037.79
      02/28/93    12847.62 12401.41
      03/31/93    13738.91 13482.39
      04/30/93    14651.94  14761.9
      05/31/93    14967.16 15073.67
      06/30/93    14597.60 14838.49
      07/31/93    15173.67 15357.91
      08/31/93    15988.88 16186.97
      09/30/93    15901.92 15822.62
      10/31/93    16478.00 16310.23
      11/30/93    15782.36 14884.55
      12/31/93    16825.82 15959.32
      01/31/94    17923.63  17308.6
      02/28/94    17607.51 17260.66
      03/31/94    17170.60 16517.22
      04/30/94    17738.58 17218.03
      05/31/94    17520.13 17119.18
      06/30/94    17334.44 17361.11
      07/31/94    17793.20 17528.07
      08/31/94    18000.73 17943.05
      09/30/94    17531.05 17377.92
      10/31/94    17891.50 17956.61
      11/30/94    17214.29 17093.61
      12/31/94    17115.99 17200.65
      01/31/95    16406.01 16539.88
      02/28/95    16449.17 16492.41
      03/31/95    16955.64 17521.06
      04/30/95    17440.09    18180
      05/31/95    17682.31 17963.28
      06/30/95    17847.46 17648.27
      07/31/95    18640.19 18746.98
      08/31/95    18122.72 18031.85
      09/30/95    18386.96 18384.02
      10/31/95    18023.62 17889.85
      11/30/95    18232.82 18387.61
      12/29/95    18783.33 19128.45

Let's say you invested $10,000 in Overseas Portfolio on January 28, 1987, when the fund started. By December 31, 1995, your investment would have grown to $18,783 - an 87.83% increase. That compares to $10,000 invested in the Morgan Stanley EAFE Index, which would have grown to $19,128 over the same period - a 91.28% increase.
INVESTMENT SUMMARY
TOP FIVE STOCKS AS OF DECEMBER 31, 1995
                                      % OF FUND'S
                                      INVESTMENTS

C. S. Holdings (Reg.)                 2.0

Unilever NV Ord.                      1.3

Nomura Securities Co. Ltd.            1.2

ING Groep NV                          1.1

Banco Bilbao Vizcaya SA Ord. (Reg.)   1.0

TOP FIVE MARKET SECTORS AS OF DECEMBER 31, 1995
                   % OF FUND'S
                   INVESTMENTS

Finance            26.4

Utilities          8.9

Nondurables        8.7

Durables           7.7

Basic Industries   5.4

GEOGRAPHIC DIVERSIFICATION AS OF DECEMBER 31, 1995
(BY LOCATION OF ISSUER)   % OF FUND'S
                          INVESTMENTS

Japan                     21.2

United Kingdom            12.9

Switzerland               8.0

Netherlands               6.4

France                    5.1

VARIABLE INSURANCE PRODUCTS FUND: OVERSEAS PORTFOLIO
FUND TALK: THE MANAGER'S OVERVIEW




An interview with John Hickling, Portfolio Manager of Overseas Portfolio
Q. JOHN, HOW HAS THE FUND PERFORMED?
A. For the 12 months ended December 31, 1995, the fund's performance slightly trailed that of the Morgan Stanley EAFE Index - a broad measure of stocks in Europe, Australia and the Far East. The index had a total return of 11.21% for the 12-month period.
Q. WHAT FACTORS CONTRIBUTED TO THE FUND'S PERFORMANCE?
A. I think the main factor was that I thought the effects of slowing economic growth on earnings estimates would have an impact on stock prices somewhat before their effect was really felt. For example, I avoided cyclical stocks - those that tend to rise and fall with the economy, such as paper and forest product companies - but they didn't start to come down until the fourth quarter. Instead, I focused the fund on what I would call defensive stocks. These investments included Unilever, a consumer nondurable stock that tends to post solid earnings regardless of the economic climate, and financial investments such as ING Groep, which generally benefit from the interest rate declines we've seen during the year. These stocks helped the fund, but not until the fourth quarter.
Q. LET'S TAKE A CLOSER LOOK AT HOW YOU POSITIONED THE FUND DURING THE PAST
YEAR.
A. Most of 1995 was frustrating because, historically, markets around the world have shown a higher correlation to the U.S. market than we've seen this year. In addition, foreign stock market performance generally did not coincide with the strong performance seen in many bond markets. The slowdown experienced by many economies led to lower interest rates, an environment that generally is supportive for stock markets as well. That's because lower rates can reduce companies' borrowing costs and make alternatives to stock investing less attractive. Furthermore, the good performance in several foreign markets was narrow, driven by the strength of only a few stocks. Looking specifically at the fund, more investments were in Japan than elsewhere -21.2% at the end of the period - although the fund held less there than is included in the EAFE index. This is a market that struggled through most of the year, although it rebounded in the fourth quarter. The Japanese banking sector performed well through the first part of the year and in the fourth quarter. However, the fund didn't participate, because its Japanese investments were focused on exporters; companies with electronics or technology-oriented businesses, such as Matsushita Electric, Hitachi and Omron; retailers such as Ito-Yodako; and financial stocks such as Nomura Securities. In the second half of the year, though, some of these stocks rebounded, because the yen started to weaken versus the dollar, making these companies' products less expensive abroad.
Q. YOU ALSO INVESTED A FAIR AMOUNT IN THE UNITED KINGDOM...
A. That's right, 12.9%, about as much as is included in the EAFE index. This has been one of the best performing markets outside of the U.S., led, for the most part, by financial stocks including Barclays and National Westminster Bank. In the early part of 1995, a number of consumer nondurable stocks helped the fund, including brewers Bass and Whitbread.
Q. LET'S TURN TO EMERGING MARKETS...
A. At the end of last year, when emerging markets dropped sharply after Mexico's devaluation of the peso, I had minimal investments in emerging markets. I started adding some emerging market stocks in May, including Mexican banks as well as investments in Brazil, Chile and Southeast Asia. One stock that turned in a very good performance was Sampoerna, an Indonesian cigarette company. One of the main reasons I owned this stock and Matahari, an Indonesian retailer, was that the standard of living for many Indonesians has been on the rise. With wages and disposable income growing, demand for items such as cigarettes, beer, toothpaste and clothing has been increasing. The fund's investments in Unilever and Nestle also gave it some exposure to this growth in consumer nondurable spending in emerging markets.
Q. WHAT'S YOUR OUTLOOK FOR THE NEXT SIX MONTHS?
A. At the end of the year, overseas markets started to catch up to the U.S. market. Investors have started to become more actively interested in opportunities abroad, attracted by, among other things, cheap stock valuations. Prospects for foreign markets seem to be improving, in absolute terms and relative to the U.S. After the mixed performance we've seen from international markets over the past few years, a contrarian investor might become more interested in foreign markets from a risk/reward perspective. I'm hoping we'll see some signs of a rebound in overseas markets, with investors finding better buys abroad than domestically.
THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.


FUND FACTS
GOAL: seeks high current income by investing in high yielding, lower-rated fixed income securities
START DATE: September 19, 1985
SIZE: as of December 31, 1995, more than $1.0 billion
MANAGER: Barry Coffman, since 1990; joined
Fidelity in 1986
(checkmark)
VARIABLE INSURANCE PRODUCTS FUND: OVERSEAS PORTFOLIO
INVESTMENTS DECEMBER 31, 1995

Showing Percentage of Total Value of Investment in Securities


COMMON STOCKS - 86.7%
 SHARES VALUE (NOTE 1)
ARGENTINA - 0.8%
Buenos Aires Embotelladora SA
 sponsored ADR  41,800 $ 862,130
Perez Companc Class B  308,452  1,634,550
Telecom Argentina sponsored ADR
 Class B   83,400  3,971,925
Telecom Argentina Stet France
 Telecom SA  263,600  1,251,912
YPF Sociedad Anonima sponsored
 ADR representing Class D shares  150,500  3,254,563
  10,975,080
AUSTRALIA - 2.2%
Amcor Ltd.   190,700  1,345,603
Brambles Industries Ltd.   276,500  3,080,556
FAI Insurance Ltd. Ord.   2,037,900  1,104,965
Fosters Brewing Group Ltd.   903,100  1,482,418
Lend Lease Corp. Ltd.   81,000  1,173,174
Pioneer International Ltd.   493,300  1,271,403
Qantas Airways Ltd. sponsored ADR (b)  48,400  810,700
TNT Ltd.   1,106,800  1,463,295
Western Mining Holdings Ltd.   414,100  2,657,429
Westpac Banking Corp.   2,912,700  12,893,911
Woolworths Ltd.   991,200  2,385,333
  29,668,787
AUSTRIA - 0.3%
EVN (Energie-Versor Nieder)  12,200  1,671,729
VA Technologie AG  6,800  861,143
VA Technologie AG (b)  15,000  1,899,580
  4,432,452
BELGIUM - 1.2%
Bekaert SA  11,255  9,272,120
Delhaize Freres & Cie Le Lion SA  135,300  5,617,835
Petrofina SA  5,100  1,566,600
Petrofina SA (warrants) (a)  595  7,254
  16,463,809
BERMUDA - 0.0%
Consolidated Electric Power Asia Ltd.
 sponsored ADR (b)  39,800  701,475
BRAZIL - 0.7%
Brahma (Cia Cervejaria) PN Class B
 (Pfd. Reg.)  3,204,300  1,318,743
Coteminas PN  2,500,000  835,948
Telebras PN:
 (Pfd. Reg.)  103,879,970  5,001,883
 sponsored ADR (a)   52,500  2,487,188
  9,643,762
CANADA - 0.4%
Midland Walwyn, Inc.   269,900  1,730,952
Noranda, Inc.   191,100  3,939,385
  5,670,337
CHILE - 0.3%
Santa Isabel SA sponsored ADR (a)  90,900  2,181,600
Vina Concha Stet y Toro SA
 sponsored ADR  81,300  1,463,400
  3,645,000

 SHARES VALUE (NOTE 1)
FINLAND - 0.7%
Cultor OY, Series 1  71,100 $ 2,933,908
Pohjola Class B  334,000  4,287,843
Valmet OY Class A  91,700  2,291,396
  9,513,147
FRANCE - 5.1%
Accor SA  65,158  8,419,479
Alcatel Alsthom CGE  77,300  6,651,597
Axa SA  158,018  10,627,930
Club Mediterranee SA Ord.   28,200  2,247,264
Compagnie Bancaire Ord.   65,670  7,334,589
Elf Aquitaine  38,528  2,833,161
Generale des Eaux  60,582  6,036,592
IMETAL SA Ord.  40,700  4,852,644
Lafarge Coppee SA  41,590  2,674,339
Michelin SA Cie Generale des
 Etablissements Class B  128,100  5,098,936
Total SA Class B  144,400  9,726,730
Vallourec SA (a)  60,000  2,127,790
  68,631,051
GERMANY - 4.2%
Asko  2,900  1,512,517
Bayer AG  12,000  3,158,554
Bayerische Vereinsbank AG Ord.   99,500  2,947,636
Continental Gummi-Werke AG  256,000  3,560,501
Daimler-Benz AG Ord.   8,700  4,368,150
Deutsche Bank AG  273,300  12,918,081
Gildemeister AG  18  1,627
Hoechst AG Ord.   14,500  3,922,462
Kaufhof Holding AG  14,500  4,406,467
Mannesmann AG Ord.   16,400  5,208,540
Metallgesellschaft AG Ord.   88,300  1,928,108
Metallgesellschaft AG (b)  86,700  1,893,171
Veba AG Ord.   170,900  7,237,698
Volkswagen AG  8,900  2,968,317
  56,031,829
HONG KONG - 2.9%
Amoy Properties Ltd.   2,208,000  2,198,720
Consolidated Electric Power Asia Ltd.   1,464,000  2,660,097
Dickson Concepts International Ltd.   2,578,000  2,400,449
Great Eagle Holdings Ltd.   948,000  2,451,988
HSBC Holdings PLC  834,000  12,619,205
Hong Kong Land Holdings Ltd.   2,544,000  4,706,400
Hong Kong Telecommunications Ltd.   1,838,000  3,280,233
Hopewell Holdings Ltd.   3,944,000  2,269,745
Hysan Development Co. Ltd.   1,383,000  3,657,595
Peregrine Investments Holdings Ltd.   832,000  1,075,978
Semi-Tech (Global) Ltd.   102,006  164,239
Sun Hung Kai Properties Ltd. (a)   153,000  1,251,503
  38,736,152
INDIA - 0.1%
Reliance Industries Ltd. GDS  106,400  1,423,632
INDONESIA - 1.6%
Astra International PT (For. Reg.)  1,596,500  3,316,589
Bank International Indonesia PT Ord.   921,000  3,051,205
Bank Niaga PT  330,000  656,681
Gudang Garam PT Perusahaan  271,500  2,837,899
Jakarta International Hotels &
 Development Ord.   1,541,000  1,887,078
COMMON STOCKS - CONTINUED
 SHARES VALUE (NOTE 1)
INDONESIA - CONTINUED
Matahari Putra Prima PT (For. Reg.) 1,011,500 $ 1,780,578 Sampoerna Hanjaya Mandala (For. Reg.) 735,750 7,658,370 Semen Gresik (For. Reg.) 268,500 751,542
  21,939,942
IRELAND - 0.9%
Bank of Ireland U.S. Holdings, Inc.   1,009,200  7,355,579
Fyffes PLC  1,358,000  2,169,096
Independent Newspapers PLC  521,050  3,151,271
  12,675,946
ITALY - 1.7%
Assicurazioni Generali Spa  198,470  4,800,400
Benetton Group Spa  126,200  1,494,691
Bulgari Spa (a)  163,400  1,393,736
Fiat Spa  396,500  1,286,128
Istituto Mobiliare Italiano  301,400  1,897,985
Istituto Nazionale Delle Assicurazioni Spa  976,500  1,294,416
Italgas Spa   734,700  2,236,486
Magneti Marelli Spa  1,169,000  1,406,775
Montedison Spa Ord. (a)   1,604,600  1,075,123
Olivetti Ing C & Co. Spa Ord.   4,324,750  3,496,838
SAI Sta Assieuratrice Industriale Spa  211,200  2,156,554
  22,539,132
JAPAN - 21.2%
ADO Electronic Industrial Co. Ltd.   19,000  486,944
Acom Co. Ltd.   1,000  41,779
Aida Engineering Ltd. Ord.   176,000  1,348,085
Amada Metrecs Co. Ltd.   86,000  1,372,340
Amadasonoike Co. Ltd.   282,000  1,808,182
Amway Japan Ltd.   78,100  3,293,192
Aoyama Trading Co. Ord. (a)  114,600  3,657,447
Bridgestone Corp.   339,000  5,376,789
Canon, Inc.   548,000  9,910,638
Citizen Watch Co. Ltd. Ord.   422,000  3,224,178
Daiwa House Industry Co. Ltd.   218,000  3,584,139
East Japan Railway Co. Ord.   700  3,398,453
Fanuc Ltd.   98,200  4,245,203
Fuji Bank   126,000  2,778,337
Fuji Photo Film Co. Ltd.   261,000  7,522,050
Fujitsu Ltd.   370,000  4,115,087
Futaba Industrial Co. Ltd.   126,000  2,059,381
Hanshin Department Store Ltd.   29,000  222,969
Hirose Electric Co. Ltd.   25,200  1,447,660
Hitachi Ltd.   1,126,000  11,325,339
Honda Motor Co. Ltd.   597,000  12,297,969
Ishihara Sangyo Kaisha Ltd. (a)   343,000  1,111,267
Isetan Co. Ltd.   289,000  4,751,451
Ito-Yokado Co. Ltd.   27,000  1,660,735
Izumi Co. Ord.   112,000  2,469,633
Japan Airlines Co. Ltd. (a)   302,000  2,000,677
Kao Corp.   114,000  1,411,219
Kobe Steel (a)  1,187,000  3,662,021
Komatsu Ltd. Ord.   410,000  3,370,406
Komatsu Seiren  30,000  275,629
Marubeni Corp.   339,000  1,832,698
Matsushita Electric Industrial Co. Ltd.   303,000  4,923,017
Marukyo Corp.   16,000  286,267
Minebea Co. Ltd.   546,000  4,572,882
Mitsubishi Estate Co. Ltd.   264,000  3,293,617
Mitsubishi Heavy Industries Ltd.   492,000  3,916,016
Mitsubishi Trust & Banking Corp.   191,000  3,177,176

 SHARES VALUE (NOTE 1)
Mitsui Trust and Banking  449,000 $ 4,906,867
Mitsukoshi Ltd.   315,000  2,955,029
Murata Manufacturing Co. Ltd.   132,000  4,851,064
Nichido Fire & Marine
 Insurance Co. Ltd.   591,000  4,744,004
Nikko Securities Co. Ltd.   521,000  6,701,451
Nintendo Co. Ltd. Ord.   46,000  3,492,263
Nissan Motor Co. Ltd. Ord.   468,000  3,589,207
Nitto Denko Corp.   97,000  1,500,967
Nomura Securities Co. Ltd.   711,000  15,471,470
Omron Corp.   139,000  3,199,420
Onward Kashiyama & Co. Ltd.   291,000  4,728,046
Orix Corp.   242,000  9,946,809
Rohm Co. Ltd.   120,000  6,765,958
Sakura Bank Ltd.   265,000  3,357,350
Sankyo Co. Ltd.   142,000  3,186,074
Seino Transpotation Co. Ltd.   144,000  2,409,284
Sekisui Chemical Co. Ltd. (a)  325,000  4,777,563
Sony Corp.   141,500  8,470,841
Sumitomo Marine and Fire
 Insurance Co. Ltd.   420,000  3,444,487
Sumitomo Realty & Development Co. Ltd.   648,000  4,574,855
Sumitomo Trust & Banking Co. Ltd.   315,000  4,447,776
TDK Corp.   44,000  2,242,553
Takashimaya Co. Ltd.   322,000  5,138,298
Takeda Chemical Industries Ltd.   487,000  8,006,770
Tokio Marine & Fire
 Insurance Co. Ltd. (The)  1,065,000  13,904,739
Toshiba Corp.   629,000  4,921,286
Toyota Motor Corp.   397,000  8,408,414
Tsugami Corp.   253,000  1,409,362
Uny Co. Ltd.   103,000  1,932,495
Yamanouchi Pharmaceutical Co. Ltd.   209,000  4,487,234
  284,202,808
KOREA (SOUTH) - 0.9%
Cho Hung Bank Co. Ltd.   191,504  2,409,736
Korea Electric Power Corp.   147,470  6,329,338
Korea First Securities Co. Ltd.   16,203  194,248
Kyungki Bank  171,523  1,680,406
Seoul Securities Co.   74,592  903,854
  11,517,582
MEXICO - 1.2%
Banacci SA de CV:
 Class B  352,200  591,348
 Class L  17,610  26,226
Cemex SA, Series B  1,152,800  4,194,724
Cifra SA Class C   1,559,100  1,580,374
Consorcio G Grupo Dina SA ADR  34,800  65,250
Empresas Ica Sociedad Controladora SA
 de CV sponsored ADR representing Ord.
 (participation certificates)  208,700  2,139,175
Grupo Carso SA de CV Class A-1 (a)  287,800  1,555,878
Grupo Dina sponsored ADR, Series L  12,543  17,247
Grupo Financiero Bancomer SA de CV (a):
 Class B  5,151,800  1,439,424
 Series L  216,879  56,369
 sponsored ADR, Series C (b)  70,200  386,100
Telefonos de Mexico SA sponsored ADR
 representing shares Ord. Class L  121,400  3,869,625
  15,921,740
COMMON STOCKS - CONTINUED
 SHARES VALUE (NOTE 1)
MALAYSIA - 0.9%
Kuala Lumpur Industries Holdings BHD (a)  290,000 $ 332,375
Magnum Corp. BHD  567,500  1,072,863
Malayan Banking BHD  133,000  1,120,993
Resorts World BHD  443,000  2,372,903
Telekom Malaysia BHD  792,000  6,176,290
Tenega Nasional BHD  251,000  988,578
Time Engineering BHD  161,000  374,124
  12,438,126
NETHERLANDS - 6.4%
ABN-AMRO Holdings NV  46,500  2,113,899
AKZO NV   103,800  11,980,896
IHC Caland NV  93,200  3,129,851
ING Groep NV  228,108  15,207,200
KLM Royal Dutch Airlines Ord.   271,873  9,535,844
Koninklijke PPT Nederland  221,500  8,030,752
Oce Van der Grinten NV  136,700  8,297,214
Pirelli Tyre Holdings NV Ord.(a)   546,100  4,754,602
Royal Dutch Petroleum Co. Ord.   29,500  4,091,107
Unilever NV Ord.   122,000  17,108,831
Vendex International NV (b)  81,400  2,414,664
  86,664,860
NORWAY - 2.2%
Bergesen Group:
 Class A  35,500  705,031
 Class B  301,600  5,894,710
Christiania Bank Free shares Ord.   1,475,000  3,417,581
Den Norske Bank Class A Free shares  1,146,800  2,964,428
Norsk Hydro AS  85,150  3,570,062
Orkla AS:
 Class A Free shares  93,250  4,622,521
 Class B (non-vtg.)  47,800  2,275,329
Saga Petroleum AS Class B  261,600  3,257,424
Unitor AS  192,300  2,636,987
  29,344,073
PAKISTAN - 0.0%
Hub Power Co. Ltd. GDR (a)  36,200  629,880
PHILIPPINES - 0.2%
Philippine Long Distance Telephone Co.
 sponsored ADR  51,400  2,782,025
POLAND - 0.1%
Bank Gdanski SA GDR (b)  92,600  900,998
SINGAPORE - 0.4%
Kim Engineering Holdings Ltd.   2,455,000  2,256,593
Overseas Union Bank Ltd. (For.)  265,000  1,826,875
Van Der Horst Ltd.   156,000  788,659
  4,872,127
SOUTH AFRICA - 0.1%
De Beers Consolidated Mines Ltd. ADR  24,000  726,000
SPAIN - 4.9%
Banco Bilbao Vizcaya SA Ord. (Reg.)  389,200  13,974,807
Banco de Santander SA Ord. (Reg.)  51,000  2,551,990
Banco Intercontinental Espanol  59,550  5,773,715
Corporacion Mapfrecia International de
 Reaseguros SA (Reg.)  183,400  10,232,003
Repsol SA Ord.   139,500  4,556,201
Tabacalera SA, Series A  205,200  7,755,803
Telefonica de Espana SA Ord.   971,750  13,413,910
Union Electrica Fenosa SA  1,152,700  6,914,021
  65,172,450

 SHARES VALUE (NOTE 1)
SWEDEN - 2.7%
Investor AB Class B Free shares  314,700 $ 10,356,174
Mo Och Domsjoe AB Class B  30,800  1,309,772
SKF AB Ord.   133,700  2,551,488
Skandia Foersaekrings AB  35,400  954,830
Skandinaviska Enskilda Banken
 Class A Free shares  948,300  7,837,308
Volvo AB Class B  637,400  13,025,951
  36,035,523
SWITZERLAND - 8.0%
Adia SA (Bearer) (a)  27,500  4,480,069
Alusuisse-Lonza Holding AG (Reg.)  12,739  10,089,641
Baloise Holding (Reg.)  3,802  7,907,106
CIBA-GEIGY AG (Reg.)  15,680  13,791,334
C.S. Holdings (Reg.)  258,405  26,478,675
Fischer (Georg) AG (Reg.)  11,600  2,915,078
Nestle SA (Reg.)  11,425  12,632,842
Roche Holdings Ltd. (participation
 certificates)  1,700  13,442,374
Surveillance, Societe Generale (Bearer)  1,010  2,004,246
Swiss Bank Corp. (Bearer)  33,500  13,672,877
  107,414,242
THAILAND - 1.4%
Bank of Asia PCL (For. Reg.)  354,310  815,799
Krung Thai Bank:
 (Loc. Reg.)  179,300  740,262
 (For. Reg.)  1,816,640  7,500,221
Ruang Khao Unit Trust (For. Reg.)  836,800  498,293
Siam City Bank PCL (For. Reg.)  6,882,800  7,923,827
Telecomasia Corp. PCL (For. Reg.) (a)  394,000  1,196,546
  18,674,948
TURKEY - 0.1%
Aksigorta  350,000  27,918
Aksigorta (b)  1,190,000  94,922
Tofas Turk Otomobil Fabrikasi
 AS ADR (b)  662,400  331,200
Tofas Turk Otomobil Fabrikasi AS  9,602,400  951,393
  1,405,433
UNITED KINGDOM - 12.9%
Allied Lyons PLC  421,100  3,421,829
Argyll Group PLC Ord.   506,900  2,672,656
Avon Rubber  81,900  609,631
BTR PLC Ord.   625,100  3,179,546
Barclays PLC Ord.   980,300  11,219,078
Barratt Developments PLC  1,162,000  4,441,860
Bass PLC Ord.   576,600  6,424,554
Berkeley Group PLC  532,200  4,151,305
Booker PLC  364,200  2,050,163
Boots Co. PLC (The)  287,600  2,600,155
British Airways PLC Ord.   517,100  3,736,821
British Land Ord.   337,750  1,995,548
Burmah Oil  100,017  1,447,871
Cable & Wireless PLC Ord.   318,900  2,279,803
Cadbury-Schweppes PLC Ord.   955,700  7,877,105
Christies International PLC  50,200  162,702
De la Rue PLC  266,700  2,692,439
Dixons Group PLC  955,800  6,580,998
Glaxo Holdings PLC  363,400  5,156,414
Grand Metropolitan PLC  1,137,000  8,172,445
Great Universal Stores PLC Ord Class A  381,600  4,050,640
Guinness PLC Ord.   1,210,500  8,888,461
COMMON STOCKS - CONTINUED
 SHARES VALUE (NOTE 1)
UNITED KINGDOM - CONTINUED
Hanson Trust PLC Ord.   674,000 $ 2,006,795
Lloyds Abbey Life PLC  549,600  3,835,315
Lloyds TSB Group PLC  554,620  2,851,155
London International Group PLC  2,111,000  4,222,987
MFI Furniture Group PLC  1,223,700  3,036,244
Mirror Group Newspaper PLC  1,440,500  3,931,585
National Westminster Bank PLC Ord.   891,820  8,968,689
North West Water Group PLC Ord.   337,700  3,225,920
Prudential Corp. PLC  702,000  4,512,357
Reuters Holdings PLC Ord.   409,200  3,740,772
Rolls Royce PLC Ord.   874,433  2,549,331
Royal Insurance Holdings PLC  992,600  5,872,332
Scottish Hydro-Electric PLC Ord.   723,700  4,034,589
Scottish Power PLC ADR  960,500  5,511,133
South West Water PLC Ord.   383,200  3,084,144
Telegraph (The) PLC  452,100  2,909,540
Tesco PLC Ord.   401,397  1,848,725
Unigate Ltd. Ord.   312,800  1,991,231
Vodafone Group PLC  1,250,204  4,478,521
Whitbread Co. PLC Class A  525,900  5,549,746
Wickes PLC  718,200  1,381,048
  173,354,183
TOTAL COMMON STOCKS
(Cost $1,007,219,327)   1,164,748,531
NONCONVERTIBLE PREFERRED STOCKS - 2.0%
AUSTRIA - 0.4%
Creditanstalt Bankverein  105,900  5,427,277
GERMANY - 0.3%
Porsche AG Ord (a).   6,050  3,147,010
ITALY - 1.3%
Banco Ambro Veneto  1,197,000  1,539,216
Fiat Spa  1,350,600  2,462,209
SAI Sta Assicuratrice Industriale Spa  650,500  2,700,722
Stet (Societa Finanziaria Telefonica) Spa  5,173,500  10,542,473
  17,244,620
KOREA (SOUTH) - 0.0%
Korea First Securities Co. Ltd. (a)   66,140  549,923
TOTAL NONCONVERTIBLE PREFERRED STOCKS
(Cost $25,830,942)   26,368,830
FOREIGN GOVERNMENT OBLIGATIONS (D) - 0.5%
 MOODY'S RATINGS PRINCIPAL
 (UNAUDITED) AMOUNT
ARGENTINA - 0.4%
Argentina Republic BOCON
 5.8359%, 4/1/01 (c) B1 $ 6,173,130  4,841,146
BRAZIL - 0.1%
Brazil Federative Republic IDU
 euro 6 3/8%, 1/1/01 (c) B1  2,517,500  2,161,903
TOTAL GOVERNMENT OBLIGATIONS
(Cost $6,510,574)   7,003,049
CLOSED-END INVESTMENT COMPANIES - 0.0%
 SHARES VALUE (NOTE 1)
THAILAND - 0.0%
Ruam Pattana Fund II (For. Reg.)
 (Cost $620,880)  1,117,000 $ 676,231
REPURCHASE AGREEMENTS - 10.8%
 MATURITY VALUE
 AMOUNT (NOTE 1)
Investments in repurchase agreements
 (U.S. Treasury obligations) in a joint
 trading account at 5.91% dated
 12/29/95 due 1/2/96  $ 144,975,138  144,880,000
TOTAL INVESTMENT IN SECURITIES - 100%
(Cost $1,185,061,723)  $  1,343,676,641
LEGEND
1. Non-income producing
2. Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $9,432,810 or 0.7% of net assets.
3. The coupon rate shown on floating or adjustable rate securities represents the rate at period end.
4. Some foreign government obligations have not been individually rated by S&P or Moody's. The ratings listed are assigned to securities by FMR, the fund's investment adviser, based principally on S&P and Moody's ratings of the sovereign credit of the issuing government.
OTHER INFORMATION
Purchases and sales of securities, other than short-term securities, aggregated $571,464,933 and $579,186,586, respectively.
The fund placed a portion of its portfolio securities with brokerage firms which are affiliates of Fidelity Management & Research Company. The commissions paid to these affiliated firms were $250,227 for the period (see Note 3 of Notes to Financial Statements).
INCOME TAX INFORMATION
At December 31, 1995, the aggregate cost of investment securities for income tax purposes was $1,185,652,116. Net unrealized appreciation aggregated $158,024,525, of which $205,005,861 related to appreciated investment securities and $46,981,336 related to depreciated investment securities.
The fund hereby designates approximately $18,341,000 as a capital gain dividend for the purpose of the dividend paid deduction.
MARKET SECTOR DIVERSIFICATION (UNAUDITED)
As a Percentage of Total Value of Investment in Securities
Aerospace & Defense   0.2%
Basic Industries    5.4
Conglomerates   0.3
Construction & Real Estate    4.4
Durables    7.7
Energy    3.0
Finance    26.4
Government  obligations   0.5
Health    3.6
Industrial Machinery & Equipment    2.8
Media & Leisure   2.2
Nondurables   8.7
Precious Metals   0.2
Retail & Wholesale   5.3
Services    1.8
Repurchase Agreements   10.8
Technology    5.3
Transportation   2.5
Utilities   8.9
   100.0%
VARIABLE INSURANCE PRODUCTS FUND: OVERSEAS PORTFOLIO
FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES



 DECEMBER 31, 1995

ASSETS

Investment in securities, at value (including repurchase agreements of $144,880,000) (cost $1,185,061,723)      $ 1,343,676,641
- See accompanying schedule

Cash                                                                                                             209

Receivable for investments sold                                                                                   7,686,625

Receivable for fund shares sold                                                                                   1,628,036

Dividends receivable                                                                                              3,238,530

Interest receivable                                                                                               115,469

 TOTAL ASSETS                                                                                                      1,356,345,510

LIABILITIES

Payable for investments purchased                                                                 $ 10,926,264

Payable for fund shares redeemed                                                                    1,146,930

Accrued management fee                                                                              826,884

Other payables and accrued expenses                                                                 311,487

 TOTAL LIABILITIES                                                                                                 13,211,565

NET ASSETS                                                                                                        $ 1,343,133,945

Net Assets consist of:

Paid in capital                                                                                                   $ 1,155,673,842

Undistributed net investment income                                                                               18,738,964

Accumulated undistributed net realized gain (loss) on investments and foreign                                     10,104,988
currency transactions

Net unrealized appreciation (depreciation) on investments                                                          158,616,151
and assets and liabilities in foreign currencies

NET ASSETS, for 78,751,394 shares outstanding                                                                     $ 1,343,133,945

NET ASSET VALUE, offering price                                                                                    $17.06
and redemption price per
share ($1,343,133,945 (divided by) 78,751,394 shares)


STATEMENT OF OPERATIONS

 YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME                                                                $ 30,921,016
Dividends

Interest                                                                          8,867,312

                                                                                  39,788,328

Less foreign taxes withheld                                                       (3,740,466
                                                                                 )

 TOTAL INCOME                                                                     36,047,862

EXPENSES

Management fee                                                     $ 9,837,952

Transfer agent fees                                                 612,828

Accounting fees and expenses                                        551,039

Non-interested trustees' compensation                               10,958

Custodian fees and expenses                                         656,865

Registration fees                                                   46

Audit                                                               51,981

Legal                                                               58,187

Miscellaneous                                                       2,343

 TOTAL EXPENSES                                                                   11,782,199

NET INVESTMENT INCOME                                                             24,265,663

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:

 Investment securities                                              18,618,705

 Foreign currency transactions                                      (7,976,330    10,642,375
                                                                   )

Change in net unrealized appreciation (depreciation) on:

 Investment securities                                              86,115,339

 Assets and liabilities in                                          (983,694      85,131,645
foreign currencies                                                 )

NET GAIN (LOSS)                                                                   95,774,020

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                  $ 120,039,683


STATEMENT OF CHANGES IN NET ASSETS
INCREASE (DECREASE) IN NET ASSETS   YEAR ENDED     YEAR ENDED
                                    DECEMBER 31,   DECEMBER 31,
                                    1995           1994




Operations                                                                                    $ 24,265,663      $ 14,354,948
Net investment income

 Net realized gain (loss)                                                                      10,642,375        1,588,422

 Change in net unrealized appreciation (depreciation)                                         85,131,645        (19,420,073)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                                120,039,683       (3,476,703)

Distributions to shareholders                                                                  (4,893,543)       (4,465,195)
From net investment income

 From net realized gain                                                                        (1,797,170)       -

 In excess of net realized gain                                                                 (3,096,373)       -

 TOTAL DISTRIBUTIONS                                                                            (9,787,086)       (4,465,195)

Share transactions                                                                              466,436,535       1,000,905,405
Net proceeds from sales of shares

 Reinvestment of distributions                                                                  9,787,086         4,465,195

 Cost of shares redeemed                                                                        (541,043,324)     (477,688,222)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM SHARE TRANSACTIONS                         (64,819,703)      527,682,378

  TOTAL INCREASE (DECREASE) IN NET ASSETS                                                        45,432,894        519,740,480

NET ASSETS

 Beginning of period                                                                             1,297,701,051     777,960,571

 End of period (including undistributed net investment income of $18,738,964 and $10,987,509,
respectively)                                                                                   $ 1,343,133,945   $ 1,297,701,051

OTHER INFORMATION
Shares

 Sold                                                                                            29,090,043        62,240,900

 Issued in reinvestment of distributions                                                         652,472           274,107

 Redeemed                                                                                       (33,802,732)      (29,967,241)

 Net increase (decrease)                                                                         (4,060,217)       32,547,766



SEE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


FINANCIAL HIGHLIGHTS

                          YEARS ENDED DECEMBER 31,

SELECTED PER-SHARE DATA   1995                       1994   1993  C   1992   1991





Net asset value, beginning of period                                $ 15.67       $ 15.48       $ 11.53     $ 13.09     $ 12.42

Income from Investment Operations

 Net investment income                                              .17           .19           .06         .16         .24

 Net realized and unrealized gain (loss)                            1.34          .08 B         4.16        (1.54)      .74

 Total from investment operations                                   1.51          .27           4.22        (1.38)      .98

Less Distributions                                                  (.06)         (.08)         (.18)       (.18)       (.17)
From net investment income

 In excess of net investment income                                 -             -             (.04)       -           -

 From net realized gain                                             (.02)         -             -           -           (.14) D

 In excess of net realized gain                                     (.04)         -             (.05)       -           -

 Total distributions                                                (.12)         (.08)         (.27)       (.18)       (.31)

Net asset value, end of period                                      $ 17.06       $ 15.67       $ 15.48     $ 11.53     $ 13.09

TOTAL RETURN  A                                                     9.74%         1.72%         37.35%      (10.72)%    8.00%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)                             $ 1,343,134   $ 1,297,701   $ 777,961   $ 180,837   $ 126,490

Ratio of expenses to average net assets                             .91%          .92%          1.03%       1.14%       1.26%

Ratio of net investment income to average net assets                1.88%         1.28%         1.21%       1.86%       2.33%

Portfolio turnover rate                                             50%           42%           42%         61%         168%

A TOTAL RETURNS DO NOT REFLECT CHARGES ATTRIBUTABLE TO YOUR INSURANCE
COMPANY'S SEPARATE ACCOUNT. INCLUSION OF THESE CHARGES WOULD REDUCE
THE TOTAL RETURNS SHOWN.
B THE AMOUNT SHOWN FOR A SHARE OUTSTANDING DOES NOT CORRESPOND WITH
THE AGGREGATE NET GAIN ON INVESTMENTS FOR THE PERIOD ENDED DUE TO
THE TIMING OF SALES AND
REPURCHASES OF FUND SHARES IN RELATION TO FLUCTUATING MARKET VALUES
OF THE INVESTMENTS OF THE FUND.
C EFFECTIVE JANUARY 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION
93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT
PRESENTATION OF INCOME, CAPITAL
GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES."
AS A RESULT, NET INVESTMENT INCOME PER SHARE MAY REFLECT CERTAIN
RECLASSIFICATIONS RELATED
TO BOOK TO TAX DIFFERENCES.
D INCLUDES AMOUNTS DISTRIBUTED FROM NET REALIZED GAINS ON FOREIGN
CURRENCY RELATED TRANSACTIONS TAXABLE AS ORDINARY INCOME.


NOTES TO FINANCIAL STATEMENTS
For the period ended December 31, 1995


1. SIGNIFICANT ACCOUNTING POLICIES.
The Money Market Portfolio, High Income Portfolio, Equity-Income Portfolio, Growth Portfolio and Overseas Portfolio (the funds) are funds of Variable Insurance Products Fund (the trust). The trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust. Each fund is authorized to issue an unlimited number of shares. Shares of each fund may only be purchased by insurance companies for the purpose of funding variable annuity or variable life insurance contracts. The following summarizes the significant accounting policies of the funds:
SECURITY VALUATION:
MONEY MARKET PORTFOLIO. As permitted under Rule 2a-7 of the 1940 Act, and certain conditions therein, securities are valued initially at cost and thereafter assume a constant amortization to maturity of any discount or premium.
HIGH INCOME PORTFOLIO. Debt securities for which quotations are readily available are valued by a pricing service at their market values as determined by their most recent bid prices in the principal market (sales prices if the principal market is an exchange) in which such securities are normally traded. Equity securities for which quotations are readily available are valued at the last sale price, or if no sale price, at the closing bid price. Securities (including restricted securities) for which market quotations are not readily available are valued at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees. Short-term securities maturing within sixty days of their purchase date are valued at amortized cost or original cost plus accrued interest, both of which approximate current value.
EQUITY-INCOME AND GROWTH PORTFOLIOS. Securities for which exchange quotations are readily available are valued at the last sale price, or if no sale price, at the closing bid price. Securities for which exchange quotations are not readily available (and in certain cases debt securities which trade on an exchange) are valued primarily using dealer-supplied valuations or at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees. Short-term securities maturing within sixty days of their purchase date are valued at amortized cost or original cost plus accrued interest, both of which approximate current value.
OVERSEAS PORTFOLIO. Securities for which quotations are readily available are valued at the last sale price, or if no sale price, at the closing bid price in the principal market in which such securities are normally traded. Securities for which quotations are not readily available are valued primarily using dealer-supplied valuations or at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees. Short-term securities maturing within sixty days of their purchase date are valued at amortized cost or original cost plus accrued interest, both of which approximate current value. FOREIGN CURRENCY TRANSLATION. The accounting records of the fund are maintained in U.S. dollars. Investment securities and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the prevailing rates of exchange at period end. Purchases and sales of securities, income receipts, and expense payments are translated into U.S. dollars at the prevailing exchange rate on the respective dates of the transactions.
Net realized gains and losses on foreign currency transactions represent net gains and losses from sales and maturities of forward currency contracts, disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are included with the net realized and unrealized gain or loss on investment securities.
INCOME TAXES. As a qualified regulated investment company under Subchapter M of the Internal Revenue Code, the Money Market, High Income, Equity-Income, Growth and Overseas Portfolios are not subject to income taxes to the extent that each distributes substantially all of its taxable income for the fiscal year. The Overseas Portfolio may be subject to foreign taxes on income, gains on investments or currency repatriation. The schedules of investments include information regarding income taxes under the caption "Income Tax Information."
INVESTMENT INCOME:
MONEY MARKET PORTFOLIO. Interest income, which includes amortization of premium and accretion of discount, is accrued as earned.
HIGH INCOME, EQUITY-INCOME, GROWTH AND OVERSEAS PORTFOLIOS. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, are recorded as soon as the funds are informed of the ex-dividend date. Interest income, which includes accretion of original issue discount, is accrued as earned. Investment income is recorded net of foreign taxes withheld where recovery of such taxes is uncertain.
EXPENSES. Most expenses of the trust can be directly attributed to a fund. Expenses which cannot be directly attributed are apportioned between the funds in the trust.
1. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
DISTRIBUTIONS TO SHAREHOLDERS. Dividends are declared daily and paid monthly from net interest income for the Money Market Portfolio. Distributions are recorded on the ex-dividend date for all other funds. Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences, which may result in distribution reclassifications, are primarily due to differing treatments for defaulted bonds, foreign currency transactions, passive foreign investment companies
(PFIC), market discount, partnerships, non-taxable dividends, capital loss carryforwards and losses deferred due to wash sales. Certain foreign currency gains (losses) are taxable as ordinary income and, therefore, increase (decrease) taxable ordinary income available for distributions with respect to the Overseas Portfolio.
Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications to paid in capital and may affect the per-share allocation between net investment income and realized and unrealized gain (loss). Undistributed net investment income and accumulated undistributed net realized gain (loss) on investments and foreign currency transactions may include temporary book and tax basis differences which will reverse in a subsequent period. Any taxable income or gain remaining at fiscal year end is distributed in the following year. SECURITY TRANSACTIONS. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.
2. OPERATING POLICIES.
FORWARD FOREIGN CURRENCY CONTRACTS. The funds, except the Money Market Portfolio may use foreign currency contracts to facilitate transactions in foreign securities and to manage the fund's currency exposure. Contracts to buy generally are used to acquire exposure to foreign currencies, while contracts to sell are used to hedge the fund's investments against currency fluctuations. Also, a contract to buy or sell can offset a previous contract. Losses may arise from changes in the value of the foreign currency or if the counterparties do not perform under the contracts' terms.
The U.S. dollar value of forward foreign currency contracts is determined using forward currency exchange rates supplied by a quotation service. Purchases and sales of forward foreign currency contracts having the same settlement date and broker are offset and any realized gain (loss) is recognized on the date of offset; otherwise, gain (loss) is recognized on settlement date.
JOINT TRADING ACCOUNT. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission, the funds, along with other affiliated entities of Fidelity Management & Research Company (FMR), may transfer uninvested cash balances into one or more joint trading accounts. These balances are invested in one or more repurchase agreements that mature in 60 days or less from the date of purchase, and are collateralized by U.S. Treasury or Federal Agency obligations.
REPURCHASE AGREEMENTS. The funds, through their custodian, receive delivery of the underlying U.S. Treasury or Federal Agency securities, the market value of which is required to be at least equal to the repurchase price. For term repurchase agreement transactions, the underlying securities are marked-to-market daily and maintained at a value at least equal to the repurchase price. FMR, the funds' investment adviser, is responsible for determining that the value of the underlying securities remains in accordance with the market value requirements stated above.
DELAYED DELIVERY TRANSACTIONS. The funds may purchase or sell securities on a when-issued or forward commitment basis. Payment and delivery may take place a month or more after the date of the transaction. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The market value of the securities purchased or sold on a when-issued or forward commitment basis is identified as such in the fund's schedule of investments. The funds may receive compensation for interest forgone in the purchase of a delayed delivery security. Losses may arise due to changes in the market value of the underlying securities or if the counterparty does not perform under the contract.
INDEXED SECURITIES. The funds (excluding the Money Market Portfolio) may invest in indexed securities whose values are linked either directly or inversely to changes in foreign currencies, interest rates, commodities, indices, or other underlying instruments. The funds use these securities to increase or decrease its exposure to different underlying instruments and to gain exposure to markets that might be difficult to invest in through conventional securities. Indexed securities may be more volatile than their underlying instruments, but any loss is limited to the amount of the original investment.
RESTRICTED SECURITIES. The funds are permitted to invest in securities that are subject to legal or contractual restrictions on resale. These securities generally may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at an acceptable price may be difficult. At the end of the period, restricted securities (excluding 144A issues) amounted to $10,584,034 or 1.0% of net assets of the the High Income Portfolio.
3. FEES AND OTHER TRANSACTIONS WITH AFFILIATES.
MANAGEMENT FEE. As each fund's investment adviser, FMR receives a monthly fee.
For the Money Market Portfolio, FMR receives a monthly fee that is calculated on the basis of a basic fund fee rate of .03% of
3. FEES AND OTHER TRANSACTIONS WITH AFFILIATES - CONTINUED
MANAGEMENT FEE - CONTINUED
the fund's average net assets, plus a fixed income group fee rate and an income-based fee. The group fee rate is the weighted average of a series of rates ranging from .1200% to .3700% and is based on the monthly average net assets of all the mutual funds advised by FMR. The income-based fee is added only when the fund's gross yield exceeds 5%. At that time the income-based fee would equal 6% of that portion of the fund's gross income that represents a gross yield of more than 5% per year. The maximum income-based component is 0.24% of average net assets. For the period, the management fee was equivalent to an annual rate of .24% of average net assets.
For all other funds, FMR receives a monthly fee that is calculated on the basis of a group fee rate plus a fixed individual fund fee rate applied to the average net assets of the fund. The group fee rate is the weighted average of a series of rates and is based on the monthly average net assets of all the mutual funds advised by FMR. The rates ranged from .1200% to
 .3700% for the High Income Portfolio and .2700% to .5200% for the Equity-Income, Growth, and Overseas Portfolios for the period. In the event that these rates were lower than the contractual rates in effect during the period, FMR voluntarily implemented the above rates, as they resulted in the same or a lower management fee. The annual individual fund fee rates are .45%, .20%, .30% and .45% for High Income, Equity-Income, Growth, and Overseas Portfolios, respectively. For the period, the management fee was equivalent to an annual rate of .60%, .51%, .61%, and .76% of average net assets for the High Income, Equity-Income, Growth, and Overseas Portfolios, respectively.
The Board of Trustees has approved a new group fee rate schedule with rates ranging from .1100% to .3700% for the Money Market and High Income Portfolios and .2500% to .5200% for the Equity-Income, Growth, and Overseas Portfolios. Effective January 1, 1996, FMR voluntarily agreed to implement this new group fee rate schedule as it results in the same or a lower management fee.
SUB-ADVISER FEE. As the Money Market Portfolio's investment sub-adviser, FMR Texas Inc., a wholly owned subsidiary of FMR, receives a fee from FMR of 50% of the management fee payable to FMR. The fee is paid prior to any voluntary expense reimbursements which may be in effect.
FMR, on behalf of the High Income and Overseas Portfolios, entered into sub-advisory agreements with Fidelity Management & Research (U.K.) Inc., Fidelity Management & Research (Far East) Inc., and with respect only to Overseas Fidelity International Investment Advisors (FIIA). In addition, FIIA entered into a sub-advisory agreement with its subsidiary, Fidelity International Investment Advisors (U.K.) Limited (FIIAL U.K.). Under the sub-advisory arrangements, FMR may receive investment advice and research services and may grant the sub-advisers investment management authority to buy and sell securities. FMR pays its sub-advisers either a portion of its management fee or a fee based on costs incurred for these services. FIIA pays FIIAL U.K. a fee based on costs incurred for either service.
TRANSFER AGENT FEES. Fidelity Investments Institutional Operations Company (FIIOC), an affiliate of FMR, is the funds' transfer, dividend disbursing and shareholder servicing agent. FIIOC receives account fees and asset-based fees that vary according to account size and type of account. FIIOC pays for typesetting, printing and mailing of all shareholder reports, except proxy statements. For the period, transfer agent fees were equivalent to an annual rate of .05% of average net assets for each of the funds.
ACCOUNTING FEES. Fidelity Service Co. (FSC), an affiliate of FMR, maintains the funds' accounting records. The fee is based on the level of average net assets for the month plus out-of-pocket expenses.
BROKERAGE COMMISSIONS. Certain funds placed a portion of their portfolio transactions with brokerage firms which are affiliates of FMR. The commissions paid to these affiliated firms are shown under the caption "Other Information" at the end of each applicable fund's schedule of investments.
4. BANK BORROWINGS.
The funds are permitted to have bank borrowings for temporary or emergency purposes to fund shareholder redemptions. Each fund has established borrowing arrangements with certain banks. Under the most restrictive arrangement, each fund must pledge to the bank securities having a market value in excess of 220% of the total bank borrowings. The interest rate on the borrowings is the bank's base rate, as revised from time to time. For the High Income and Equity-Income Portfolios, the maximum loans and the average daily loan balances during the period for which loans were outstanding amounted to $4,885,000 and $18,269,000, respectively. The weighted average interest rate was 6.4% for both the High Income Portfolio and the Equity-Income Portfolio.
5. EXPENSE REDUCTIONS.
FMR voluntarily agreed to reimburse the funds' operating expenses (excluding interest, taxes, brokerage commissions and extraordinary expenses) above an annual rate of 1.00% of average net assets for the High Income Portfolio and 1.50% of average net assets for the Equity-Income, Growth, and Overseas Portfolios. For the period, there was no reimbursement under this arrangement.
FMR has directed certain portfolio trades of the High Income Portfolio to brokers who paid a portion of the fund's expenses. For the period, the High Income Portfolio's expenses were reduced by $9,702 under this arrangement.
6. BENEFICIAL INTEREST.
At the end of the period, Fidelity Investments Life Insurance Company
(FILI) and its subsidiaries, affiliates of FMR, were the record owners of more than 5% of the outstanding shares and certain unaffiliated insurance companies were record owners of approximately 10% or more of the total outstanding shares of the following funds:
 FILI UNAFFILIATED INSURANCE COMPANIES
FUND % OF OWNERSHIP # OF % OF OWNERSHIP
Money Market 52 1 14
High Income 18 1 42
Equity-Income 27 1 30
Growth 18 1 30
Overseas 15 1 39
7. PURCHASES AND SALES OF INVESTMENTS.
Information regarding purchases and sales of securities (other than short-term securities) is included under the caption "Other Information" at the end of each applicable fund's schedule of investments.
8. TRANSACTIONS WITH AFFILIATED COMPANIES.
Information regarding transactions with affiliated companies is included under the caption "Other Information" at the end of each applicable fund's schedule of investments.
REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees of Variable Insurance Products Fund and the Shareholders of Money Market Portfolio, High Income Portfolio, Equity-Income Portfolio, Growth Portfolio and Overseas Portfolio:
We have audited the accompanying statements of assets and liabilities of Variable Insurance Products Fund: Money Market Portfolio, High Income Portfolio, Equity-Income Portfolio, Growth Portfolio and Overseas Portfolio, including the schedules of portfolio investments, as of December 31, 1995, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1995 by correspondence with the custodians and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Variable Insurance Products Fund: Money Market Portfolio, High Income Portfolio, Equity-Income Portfolio, Growth Portfolio and Overseas Portfolio as of December 31, 1995, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with generally accepted accounting principles.
COOPERS & LYBRAND L.L.P.
Boston, Massachusetts
February 6, 1996
DISTRIBUTIONS


The Board of Trustees of Variable Insurance Products Fund voted to pay on February 2, 1996, to shareholders of record at the opening of business on February 2, 1996, the following distributions derived from capital gains realized from sales of portfolio securities, and dividends derived from net investment income:
 DIVIDENDS CAPITAL GAINS
 High Income $.92 $.18
 Equity-Income $.03 $.86
 Growth $.08 $2.02
 Overseas $.20 $.22
INVESTMENT ADVISER
Fidelity Management & Research Company
Boston, MA
INVESTMENT SUB-ADVISERS
FMR Texas Inc., Irving, TX
 MONEY MARKET PORTFOLIO
Fidelity Management & Research (U.K.) Inc.,
 London, England
 HIGH INCOME AND OVERSEAS PORTFOLIOS
Fidelity Management & Research (Far East) Inc.,
 Tokyo, Japan
 HIGH INCOME AND OVERSEAS PORTFOLIOS
Fidelity International Investment Advisors
 Pembroke, Bermuda
 OVERSEAS PORTFOLIO
Fidelity International Investment Advisors (U.K.) Limited
 Kent, England
 OVERSEAS PORTFOLIO
OFFICERS
Edward C. Johnson 3d, PRESIDENT
J. Gary Burkhead, SENIOR VICE PRESIDENT
William J. Hayes, VICE PRESIDENT
Fred L. Henning, Jr., VICE PRESIDENT
Robert A. Lawrence, VICE PRESIDENT
Lawrence Greenberg, VICE PRESIDENT
Barry J. Coffman, VICE PRESIDENT
Robert Litterst, VICE PRESIDENT
John R. Hickling, VICE PRESIDENT
Bettina Doulton, VICE PRESIDENT
Arthur S. Loring, SECRETARY
Kenneth A. Rathgeber, TREASURER
Robert H. Morrison, MANAGER, SECURITY TRANSACTIONS
John H. Costello, ASSISTANT TREASURER
Leonard M. Rush, ASSISTANT TREASURER
BOARD OF TRUSTEES
J. Gary Burkhead
Ralph F. Cox
Phyllis Burke Davis
Richard J. Flynn
Edward C. Johnson 3d
E. Bradley Jones
Donald J. Kirk
Peter S. Lynch
Edward H. Malone
Marvin L. Mann
Gerald C. McDonough
Thomas R. Williams
GENERAL DISTRIBUTOR
Fidelity Distributors Corporation
Boston, MA
TRANSFER AND SHAREHOLDER
SERVICING AGENT
Fidelity Investments Institutional Operations Co.
Boston, MA
CUSTODIAN
The Bank of New York, New York, NY
 MONEY MARKET AND HIGH INCOME PORTFOLIOS
The Chase Manhattan Bank, N.A., New York, NY
 EQUITY-INCOME AND OVERSEAS PORTFOLIOS
Brown Brothers Harriman & Co., Boston, MA
 GROWTH PORTFOLIO




(2_FIDELITY_LOGOS)
VARIABLE INSURANCE PRODUCTS
FUND II
INVESTMENT GRADE BOND PORTFOLIO
ASSET MANAGER PORTFOLIO
INDEX 500 PORTFOLIO
ASSET MANAGER: GROWTH PORTFOLIO
CONTRAFUND PORTFOLIO
ANNUAL REPORT
DECEMBER 31, 1995
CONTENTS



MARKET ENVIRONMENT                  VIPFII-3    A REVIEW OF WHAT HAPPENED DURING THE PAST YEAR

INVESTMENT GRADE BOND PORTFOLIO     VIPFII-4    PERFORMANCE AND INVESTMENT SUMMARY
                                    VIPFII-5    FUND TALK: THE MANAGER'S OVERVIEW
                                    VIPFII-6    INVESTMENTS
                                    VIPFII-10   FINANCIAL STATEMENTS

ASSET MANAGER PORTFOLIO             VIPFII-12   PERFORMANCE AND INVESTMENT SUMMARY
                                    VIPFII-13   FUND TALK: THE MANAGER'S OVERVIEW
                                    VIPFII-14   INVESTMENTS
                                    VIPFII-21   FINANCIAL STATEMENTS

INDEX 500 PORTFOLIO                 VIPFII-23   PERFORMANCE AND INVESTMENT SUMMARY
                                    VIPFII-24   FUND TALK: THE MANAGER'S OVERVIEW
                                    VIPFII-25   INVESTMENTS
                                    VIPFII-32   FINANCIAL STATEMENTS

ASSET MANAGER: GROWTH PORTFOLIO     VIPFII-34   PERFORMANCE AND INVESTMENT SUMMARY
                                    VIPFII-35   FUND TALK: THE MANAGER'S OVERVIEW
                                    VIPFII-36   INVESTMENTS
                                    VIPFII-39   FINANCIAL STATEMENTS

CONTRAFUND PORTFOLIO                VIPFII-41   PERFORMANCE AND INVESTMENT SUMMARY
                                    VIPFII-42   FUND TALK: THE MANAGER'S OVERVIEW
                                    VIPFII-43   INVESTMENTS
                                    VIPFII-48   FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS       VIPFII-50   NOTES TO THE FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS   VIPFII-53   THE AUDITORS' OPINION

DISTRIBUTIONS                       VIPFII-54


THIS REPORT AND THE FINANCIAL STATEMENTS CONTAINED HEREIN ARE SUBMITTED FOR THE GENERAL INFORMATION OF THE SHAREHOLDERS OF THE FUNDS. THIS REPORT IS NOT
AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE INVESTORS IN THE FUNDS UNLESS PRECEDED OR ACCOMPANIED BY AN EFFECTIVE PROSPECTUS.
MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY DEPOSITORY INSTITUTION. SHARES ARE NOT INSURED BY THE FDIC, FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.
NEITHER THE FUNDS NOR FIDELITY DISTRIBUTORS CORPORATION IS A BANK.
MARKET ENVIRONMENT


Most stock and bond markets rebounded in 1995, after experiencing volatility and inconsistent returns in 1994. Returns were fueled by declining interest rates, moderate economic growth, sustained corporate earnings growth and a relative absence of inflation. The U.S. stock market outpaced counterparts in the developed world and those in emerging markets. Returns from bond markets overseas generally topped those provided by the U.S., although the U.S. bond market still was quite strong.
U.S. STOCK MARKETS
The Standard & Poor's Composite Index of 500 Stocks - a broad measure of U.S. stock performance - rose 37.58% for the 12 months ended December 31, 1995, well above the market's long-term average annual return. The NASDAQ Composite Index - a measure of small stock performance - rose 39.92% (excluding dividends). The Dow Jones Industrial Average - an index of 30 blue-chip stocks - posted a return of 36.72%, closing above 5000 for the first time in November.
Strong corporate earnings and a favorable interest rate environment helped the U.S. stock market post robust returns. With inflation posing little threat, interest rates fell during much of 1995. The Federal Reserve Board cut short-term interest rates twice, in July and December. Lower interest rates helped bolster earnings, as they reduced companies' borrowing costs. A relatively weak dollar also helped sustain earnings, with American products and services remaining fairly cheap overseas. Investor sentiment toward the stock market was extremely positive, evidenced by a flurry of successful initial public offerings throughout the year.
Market activity was marked by rapid sector rotation, with investors reacting swiftly to breaking news. Technology was one of the best performing market sectors until the fourth quarter, fueled by improving earnings associated with strong growth in personal computers and related products. Internet-related stocks posted extremely strong share price gains. Although increases in cellular subscriptions helped semiconductor stocks earlier in the year, that industry saw share price drops later in the year due to concerns about over-capacity. Expanding inventories and evidence of an economic slowdown hurt technology stocks later in the year. Biotechnology issues saw a resurgence, partly because the sector had struggled to the point where valuations - stock prices relative to other measures such as earnings - appeared attractive. Consumer nondurables - such as food, beverage and tobacco companies - health care and traditional big-name growth stocks showed strength as investors sought companies that traditionally have steady earnings growth regardless of the economic environment.
Cyclical stocks - those that usually rise and fall with the economy - provided subpar returns during 1995 as a result of over-capacity and evidence the economy was slowing. Industrial commodities, such as chemicals and paper, faltered due to decreased demand, despite the prospect for renewed economic growth - and concurrent future earnings growth - resulting from interest rate declines. On the other hand, lower interest rates and continued merger and acquisition activity helped financial stocks perform well. Regional Bell operating companies - RBOCs or "Baby Bells"-performed well in the second half of the year, because they offered strong yields, and because of their potential for growth as they enter new businesses. FOREIGN STOCK MARKETS
Foreign stock markets showed mixed results in 1995. The Morgan Stanley EAFE (Europe, Australasia, Far East) index was up 11.21%. Although interest rates declined in most European countries, economies were generally stagnant. While equity indexes in some countries posted strong returns, in some cases these results were due to the strong performance of large companies that made up a significant portion of the index, such as Nokia in Finland and Ericsson in Sweden. The Morgan Stanley Europe Index rose 21.62% in 1995. Japanese companies were hindered by a strong yen - which made their products expensive overseas - and a weak economy earlier in the year. However, in the fourth quarter of the year, both the Japanese market and economy started to rebound. According to Morgan Stanley Capital International, Japanese stocks rose 0.69% in U.S. dollars for the year. Emerging markets struggled in 1995, hurt by a lack of capital inflows caused by Mexico's peso devaluation in December 1994. This negative sentiment contributed to the -5.21% return of the Morgan Stanley Emerging Markets Free Index in 1995.
U.S. BOND MARKETS
U.S. bond markets posted strong returns in 1995. The Lehman Brothers Aggregate Bond Index - a broad measure of U.S. taxable bonds - posted a total return of 18.47% in 1995. A strong, year-long rally helped bonds recover from the effects of the sharply rising interest rates seen in 1994. Indications of a slowing economy and a relative absence of inflation pressures encouraged bond investors, helping to push interest rates lower. Prospects for a balanced budget agreement also helped to fuel optimism in the markets. Monetary policy also played a role in the bond market's performance. In an effort to thwart the possibility of a recession, the Federal Reserve Board lowered the fed funds rates twice, in July and December. Mortgage-backed securities also benefited from this environment, as illustrated by the performance of the Salomon Brothers Mortgage Index, which returned 16.77% during the year. The high-yield bond market also turned in a strong performance in 1995, driven by generally good earnings, strong demand for high-yield bonds among investors searching for high current income and declining interest rates. The Merrill Lynch High Yield Master Index rose 19.91%.
FOREIGN BOND MARKETS
Both developed and emerging fixed-income markets recorded strong returns in 1995. For the 12 months ended December 31, 1995, the Salomon Brothers World Government Bond Index - a proxy of bond market performance in developed nations including the U.S. - rose 19.04%. Bond markets in developed countries benefited from slow economic growth and relatively low inflation pressures. This led to a more favorable interest rate environment, as the central banks of the U.S., Germany and Great Britain all lowered their respective short-term interest rates. Emerging markets shrugged off the fallout from December 1994's Mexican peso devaluation to record strong returns. The J.P. Morgan Emerging Markets Bond Index posted a 27.54% return for the year. The bulk of emerging markets' total return came from a springtime rally following the announcement of a $50 billion bailout package for Mexico by the U.S. Treasury and the International Monetary Fund.
VARIABLE INSURANCE PRODUCTS FUND II: INVESTMENT GRADE BOND PORTFOLIO PERFORMANCE AND INVESTMENT SUMMARY


PERFORMANCE
There are several ways to evaluate a fund's historical performance: total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. A fund's total return includes changes in a fund's share price, plus reinvestment of any dividends (income) and capital gains (the profits the fund earns when it sells securities that have grown in value).
AVERAGE ANNUAL TOTAL RETURNS
PERIODS ENDED DECEMBER 31, 1995        PAST 1   PAST 5   LIFE OF
                                       YEAR     YEARS    FUND

Investment Grade Bond                  17.32%   9.23%    8.92%

Lehman Brothers Intermediate           15.33%   8.61%    n/a
 Government-Corporate Bond Index

Lehman Brothers Aggregate Bond Index   18.47%   9.48%    n/a

AVERAGE ANNUAL RETURNS take the fund's actual (or cumulative) return and show you what would have happened if the fund had performed at a constant rate each year.

UNDERSTANDING PERFORMANCE
How a fund did yesterday is no guarantee of
how it will do tomorrow. Bond prices, for
example, generally move in the opposite
direction of interest rates. In turn, the share price,
return, and yield of a fund that invests in bonds
will vary. That means if you sell your shares
during a market downturn, you might lose
money. But if you can ride out the market's ups
and downs, you may have a gain.
(checkmark)
You can compare these figures to the Lehman Brothers Intermediate Government-Corporate Bond Index - a broad measure of the performance of intermediate (one- to ten-year) bonds. This benchmark includes reinvested dividends and capital gains, if any. Consumer Price Index information is not available from the U.S. Department of Labor. Therefore, the CPI comparison has not been included in this report.
Figures for more than one year assume a steady compounded rate of return and are not the fund's year-by-year results, which fluctuated over the periods shown. The life of fund figures are from commencement of operations, December 5, 1988.
If Fidelity had not reimbursed certain fund expenses, the past five years and life of fund total return figures would have been lower.
PERFORMANCE NUMBERS ARE NET OF ALL FUND OPERATING EXPENSES, BUT DO NOT INCLUDE ANY INSURANCE CHARGES IMPOSED BY YOUR INSURANCE COMPANY'S SEPARATE ACCOUNT. IF PERFORMANCE INFORMATION INCLUDED THE EFFECT OF THESE ADDITIONAL CHARGES, THE TOTAL RETURNS WOULD HAVE BEEN LOWER.
Past performance is no guarantee of future results. Principal and investment return will vary and you may have a gain or loss when you withdraw your money.
$10,000 OVER LIFE OF FUND
                VIP II: InvesLB Aggreg
       12/31/88     10000.00    10000
       01/31/89     10086.92 10143.88
       02/28/89     10109.25 10070.36
       03/31/89     10172.02  10113.9
       04/30/89     10285.31 10325.54
       05/31/89     10399.91 10596.87
       06/30/89     10600.00 10919.52
       07/31/89     10765.35 11151.64
       08/31/89     10679.56 10986.42
       09/30/89     10721.69 11042.65
       10/31/89     10887.69 11314.84
       11/30/89     10981.36 11422.68
       12/31/89     11026.21 11453.25
       01/31/90     11001.11 11317.15
       02/28/90     11063.52 11353.48
       03/31/90     11097.11 11361.84
       04/30/90     11101.82 11257.75
       05/31/90     11276.11 11591.07
       06/30/90     11364.07 11777.05
       07/31/90     11476.89 11939.97
       08/31/90     11475.79 11780.51
       09/30/90     11520.66 11877.97
       10/31/90     11521.38 12028.78
       11/30/90     11590.77 12287.71
       12/31/90     11711.43 12479.17
       01/31/91     11735.04 12633.43
       02/28/91     11853.10 12741.27
       03/31/91     12053.80 12828.93
       04/30/91     12230.89 12967.91
       05/31/91     12325.33 13043.74
       06/30/91     12348.94 13037.11
       07/31/91     12455.20  13217.9
       08/31/91     12714.93 13503.94
       09/30/91     12951.04 13777.57
       10/31/91     13092.71 13930.97
       11/30/91     13234.39 14058.71
       12/31/91     13629.42 14476.23
       01/31/92     13494.11 14279.29
       02/29/92     13567.97 14372.13
       03/31/92     13543.27 14291.11
       04/30/92     13642.04 14394.34
       05/31/92     13851.92 14665.96
       06/30/92     14012.41  14867.8
       07/31/92     14296.36 15171.13
       08/31/92     14382.78 15324.82
       09/30/92     14555.62 15506.47
       10/31/92     14370.44 15300.89
       11/30/92     14333.40 15304.35
       12/31/92     14536.36 15547.71
       01/31/93     14841.14 15845.85
       02/28/93     15093.07 16123.24
       03/31/93     15159.39 16190.42
       04/30/93     15252.23 16303.16
       05/31/93     15278.75 16323.92
       06/30/93     15570.53 16619.76
       07/31/93     15676.64 16713.76
       08/31/93     15955.15 17006.72
       09/30/93     16034.73 17053.43
       10/31/93     16114.31 17117.15
       11/30/93     16034.73 16971.54
       12/31/93     16129.93 17063.52
       01/31/94     16312.59 17293.91
       02/28/94     16045.19 16993.45
       03/31/94     15678.93 16574.49
       04/30/94     15538.06 16442.14
       05/31/94     15495.80 16439.84
       06/30/94     15453.53 16403.51
       07/31/94     15707.10 16729.33
       08/31/94     15721.19 16750.09
       09/30/94     15552.14 16503.56
       10/31/94     15566.23 16488.86
       11/30/94     15594.40 16452.24
       12/31/94     15523.97 16565.84
       01/31/95     15749.36 16893.69
       02/28/95     16053.30 17295.35
       03/31/95     16155.46 17401.46
       04/30/95     16374.37 17644.53
       05/31/95     17031.09 18327.33
       06/30/95     17162.44 18461.69
       07/31/95     17104.06 18420.46
       08/31/95     17308.38 18642.77
       09/30/95     17468.91 18824.14
       10/31/95     17702.41 19068.94
       11/30/95     17965.10 19354.69
       12/29/95     18213.20 19626.31

Let's say you invested $10,000 in Investment Grade Bond Portfolio on December 31, 1988, shortly after the fund started. By December 31, 1995, your investment would have grown to $18,213 - an 82.13% increase. With reinvested dividends and capital gains, if any, a $10,000 investment in the Lehman Brothers Aggregate Bond Index would have grown to $19,626 over the same period - a 96.26% increase. Henceforth, the fund will compare its performance to the Lehman Brothers Aggregate Bond Index rather than the Lehman Brothers Intermediate Government-Corporate Bond Index. The Lehman Brothers Aggregate Bond Index average maturity is closer to the range permitted for the fund, which normally maintains an average maturity of up to ten years. For comparison purposes, both indexes are shown under the heading "Average Annual Total Returns."
INVESTMENT SUMMARY
QUALITY DIVERSIFICATION AS OF DECEMBER 31, 1995
(MOODY'S RATINGS)   % OF FUND'S
                    INVESTMENTS

Aaa                 69.0

Aa                  2.4

A                   9.4

Baa                 6.8

Ba                  1.4

B                   0.0

Not rated           2.6

TABLE EXCLUDES SHORT-TERM INVESTMENTS. SECURITIES RATED AS "BA" BY MOODY'S WERE RATED INVESTMENT GRADE BY OTHER NATIONALLY RECOGNIZED RATING AGENCIES OR ASSIGNED AN INVESTMENT GRADE RATING AT THE TIME OF ACQUISITION BY FIDELITY.
AVERAGE YEARS TO MATURITY AS OF DECEMBER 31, 1995
Years   7.5

AVERAGE YEARS TO MATURITY IS BASED ON THE AVERAGE TIME UNTIL PRINCIPAL PAYMENTS ARE EXPECTED FROM EACH OF THE FUND'S BONDS, WEIGHTED BY DOLLAR AMOUNT.
TOP FIVE MARKET SECTORS AS OF DECEMBER 31, 1995
                     % OF FUND'S
                     INVESTMENTS

Finance              13.3

Technology           1.7

Nondurables          1.6

Utilities            1.1

Retail & Wholesale   0.8

VARIABLE INSURANCE PRODUCTS FUND II: INVESTMENT GRADE BOND PORTFOLIO FUND TALK: THE MANAGER'S OVERVIEW



An interview with
Michael Gray, Portfolio Manager of Investment Grade Bond Portfolio
NOTE TO SHAREHOLDERS: On August 24, 1995, Michael Gray became portfolio manager of Investment Grade Bond Portfolio.
Q. HOW HAS THE FUND PERFORMED OVER THE PAST YEAR, MICHAEL?
A. During the 12 months ended December 31, 1995, the fund performed better than the 15.33% return of the Lehman Brothers Intermediate Government-Corporate Bond Index, a broad measure of the performance of intermediate (one- to 10-year) bonds, but underperformed the 18.47% return of the Lehman Brothers Aggregate Bond Index, a broad measure of U.S. taxable bonds.
Q. WHAT INFLUENCED THE FUND'S PERFORMANCE RELATIVE TO THESE TWO INDEXES?
A. The fund's performance used to be compared against the Lehman Brothers Intermediate Government-Corporate Bond Index. However, earlier in the year that changed, and performance started to be compared to the Lehman Brothers Aggregate Bond Index. While this change has effectively broadened the fund's investment universe to include a larger slice of the domestic bond market, the fund's relative performance against the two indexes had more to do with its duration. Duration is a way to estimate how sensitive a bond fund's share price is to changes in interest rates. The longer the duration of the fund, the more likely its share price is to move up as interest rates fall, or down as interest rates rise. During the period, the fund's duration - which was 4.3 years as of December 31 - started to be managed so that it is in line with the Lehman Brothers Aggregate Bond Index. The aggregate bond index has a duration that is longer than that of the intermediate government-corporate index. As interest rates fell during 1995, the fund's new, longer duration helped it outperform the government-corporate index. At the same time, the fund didn't have this longer duration during the whole period, leading it to underperform the aggregate bond index.
Q. MICHAEL, WHAT MOVES HAVE YOU MADE SINCE TAKING OVER THE FUND IN AUGUST?
A. I've reduced corporate exposure, increased investments in Treasury securities and moderately reduced mortgage-backed securities. The corporate market has been very strong over the course of the year. Valuation levels have become very high and my view on a risk/reward basis is that corporates have become over-valued. I've used that strength to reduce corporate exposure. After selling corporates, I've been buying government securities, mainly Treasuries because they made more sense on a risk/reward basis. I've reduced mortgage-backed securities moderately because they've lagged Treasuries.
Q. MICHAEL, THIS IS YOUR FIRST REPORT AS MANAGER OF THE FUND. CAN YOU DESCRIBE YOUR INVESTMENT APPROACH TO US?
A. First of all, I don't predict the direction of interest rates. Instead, I structure the fund so that its duration is roughly the same as the aggregate index. Beyond that, my approach is to add relative value one bond at a time by buying cheap securities and selling rich ones. I also seek out value in sectors or in particular parts of the market, trying to overweight those that will perform well and underweight those where I think there is risk. The process is one of using Fidelity's resources to analyze individual securities and valuations, trying to find the best opportunities for the fund.
Q. WHAT'S YOUR OUTLOOK FOR THE NEXT SIX MONTHS?
A. Even though 1995 was a stellar year for bonds, the outlook for the market is reasonably good. That's because the Fed could continue to lower short-term interest rates as long as the economy remains fairly weak and inflation remains low. The corporate area is one where there is potential risk. If the economy deteriorates, corporate earnings could suffer. With valuations at their richest levels in quite some time, the upside in the corporate market is limited while the potential downside is notable.
THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.


FUND FACTS
GOAL: seeks to provide a high rate of income consistent with reasonable risk, by investing in a broad range of investment-grade, fixed-income securities. In addition, the fund seeks to protect capital
START DATE: December 5, 1988
SIZE: as of December 31, 1995, more than $181 million
MANAGER: Michael Gray, since August 1995;
manager, Fidelity Investment Grade Bond
Fund since 1987; Spartan Investment Grade
Bond Fund, since 1992; previously managed
Fidelity Advisor Limited Term Bond Fund (now
Fidelity Advisor Intermediate Bond Fund), Fidelity
Mortgage Securities Fund, Fidelity Ginnie Mae
Fund, Fidelity Government Securities Fund, and
Fidelity Intermediate Bond Fund; joined Fidelity in 1982
(checkmark)
VARIABLE INSURANCE PRODUCTS FUND II: INVESTMENT GRADE BOND PORTFOLIO INVESTMENTS DECEMBER 31, 1995

Showing Percentage of Total Value of Investment in Securities


CORPORATE BONDS - 19.7%
 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (A) AMOUNT (NOTE 1)
CONVERTIBLE BONDS - 0.3%
RETAIL & WHOLESALE - 0.3%
DRUG STORES - 0.3%
Rite Aid Corp. liquid yield
 option notes 0%, 7/24/06 Baa1 $ 1,000,000 $ 558,750
NONCONVERTIBLE BONDS - 19.4%
FINANCE - 13.3%
ASSET BACKED SECURITIES - 3.5%
Concord Leasing, Inc. 5.04%,
7/15/98 (b) AAA  132,632  131,554
Discover Card Master Trust I
6.90%, 2/16/00 A2  260,000  264,956
Discover Card Trust:
7 7/8%, 4/16/98 A2  100,000  100,500
 6 1/8%, 5/15/98 A2  200,000  199,936
Ford Credit:
Auto Loan Master Trust
 7 3/8%, 4/15/99 Aaa  500,000  510,350
 Grantor Trust 5.90%, 10/15/00 Aaa  972,697  977,104
General Motors Acceptance Corp.
Grantor Trust 5.70%, 12/15/96 Aaa  2,623  2,625
KeyCorp Auto Grantor Trust
5.80%, 7/15/00 A3  118,544  118,615
Premier Auto Trust:
4.90%, 12/15/98 Aaa  601,312  598,024
 8.05%, 4/4/00 Aaa  1,000,000  1,055,313
Railcar Trust 7 3/4%, 6/1/04 Aaa  857,690  922,821
Sears Credit Account Master
Trust II 7%, 1/15/04 Aaa  1,000,000  1,046,250
Standard Credit Card Master Trust I:
8 1/4%, 10/7/97 A2  285,000  290,299
 7.65%, 2/15/00 A2  150,000  155,578
Union Federal Savings 1994-D
8.20%, 1/10/01 Baa2  98,963  101,870
  6,475,795
BANKS - 5.5%
Bank of Boston Corp. 9 1/2%,
8/15/97 Baa1  75,000  79,544
Citicorp:
9.47%, 5/22/96 A2  750,000  760,260
 euro  5.825%, 1/30/98 (d) A2  500,000  497,000
First Fidelity Bancorporation
8 1/2%, 4/1/98 A3  250,000  264,550
First Hawaiian Bank secured
6.93%, 12/1/03 (b) A1  960,000  969,216
First Maryland Bancorp 10 3/8%,
8/1/99 Baa1  500,000  571,805
Firstar Corp.  7.15%,
9/1/00 A3  640,000  663,898
KeyCorp 8.40%, 4/1/99 A2  310,000  332,128
Korea Development Bank yankee
6 1/2%, 11/15/02 A1  1,000,000  1,012,680
Marine Midland Bank:
euro 5.8125%, 9/27/96 (d) Baa1  1,000,000  997,500
 8 5/8%, 3/1/97 Baa1  250,000  257,283

 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (A) AMOUNT (NOTE 1)
Mellon Financial Co. 6 1/2%,
12/1/97 A2 $ 200,000 $ 203,214
Meridian Bancorp, Inc. 6%,
12/1/96 (d) Baa1  900,000  898,434
National City Corp.
5.8125%, 1/31/97 (d) A2  850,000  850,689
Signet Banking Corp. 6%,
5/15/97 (d) Baa2  350,000  347,687
Sovran Financial Corp. 9 3/4%,
6/15/99 A3  770,000  858,311
Union Planters Corp. 6 3/4%,
11/1/05 Baa3  400,000  407,008
  9,971,207
CREDIT & OTHER FINANCE - 3.1%
Beneficial Corp. 9.40%, 2/7/96 A2  150,000  150,453
Chrysler Financial Corp. 6%,
4/15/96 A3  500,000  500,140
Ford Motor Credit Co. euro
9 5/8%, 2/27/96 A1  250,000  252,500
General Motors Acceptance Corp.:
5.65%, 12/15/97 A3  1,000,000  1,001,350
 8%, 2/3/97 A3  1,400,000  1,436,274
Greyhound Financial Corp.
8 1/4%, 3/11/97 Baa1  460,000  472,558
Household Finance Corp.:
7.80%, 11/1/96 A2  350,000  355,765
 6 3/4%, 6/1/00 A2  520,000  535,600
 6 3/8% 6/30/00 A2  300,000  305,625
Westinghouse Credit Corp.:
8 3/4%,11/15/96 Ba1  258,000  261,359
 8.93%, 6/30/99 Ba1  400,000  419,632
  5,691,256
INSURANCE - 1.0%
Metropolitan Life Insurance Co.
6.30%, 11/1/03 (b) Aa3  770,000  761,992
Nationwide Mutual Insurance Co.
6 1/2%, 2/15/04 (b) Aa3  130,000  129,628
Ohio National Life Insurance Co.
8 7/8%, 7/15/04 (b) A3  830,000  941,801
  1,833,421
SAVINGS & LOANS - 0.2%
Golden West Financial Corp.
10 1/4%, 5/15/97 A3  350,000  370,468
TOTAL FINANCE   24,342,147
INDUSTRIAL MACHINERY & EQUIPMENT - 0.4%
ELECTRICAL EQUIPMENT - 0.4%
Westinghouse Electric Corp.:
 7 3/4%, 4/15/96 Ba1  300,000  301,263
 8.68%, 12/10/97 Ba1  200,000  205,288
 9%, 2/6/98 Ba1  200,000  206,728
  713,279
CORPORATE BONDS - CONTINUED
 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (A) AMOUNT (NOTE 1)
NONCONVERTIBLE BONDS - CONTINUED
NONDURABLES - 1.6%
BEVERAGES - 0.3%
Coca-Cola Enterprises, Inc.
7 7/8%, 2/1/02 A3 $ 500,000 $ 548,290
FOODS - 1.2%
Nabisco Inc. 6.70%, 6/15/02 Baa2  1,055,000  1,072,819
Ralcorp Holdings, Inc. 8 3/4%,
9/15/04 Ba1  1,000,000  1,125,000
  2,197,819
TOBACCO - 0.1%
Philip Morris Companies, Inc.
8 7/8%, 7/1/96 A2  100,000  101,643
TOTAL NONDURABLES   2,847,752
RETAIL & WHOLESALE - 0.5%
GENERAL MERCHANDISE STORES - 0.5%
Sears Roebuck & Co.:
9%, 9/15/96 A2  475,000  485,393
 9.23%, 8/6/98 A2  450,000  486,810
  972,203
SERVICES - 0.1%
LEASING & RENTAL - 0.1%
Ryder System, Inc. 9 1/4%,
5/15/01 A3  200,000  227,530
TECHNOLOGY - 1.7%
COMPUTERS & OFFICE EQUIPMENT - 1.7%
Comdisco, Inc.:
 9 3/4%, 1/15/97 Baa2  200,000  207,890
 7 3/4%, 1/29/97 Baa2  700,000  713,678
 7.73%, 2/18/97 Baa2  1,000,000  1,020,220
 6 1/2%, 6/15/00 Baa2  1,200,000  1,221,540
  3,163,328
TRANSPORTATION - 0.7%
AIR TRANSPORTATION - 0.7%
AMR Corp.:
9.76%, 1/11/96 Baa3  100,000  100,074
 7 3/4%, 12/1/97 Baa3  140,000  143,777
 9.55%, 3/6/98 Baa3  400,000  428,370
Delta Air Lines, Inc. equipment
trust certificate 8.54%, 1/2/07 Baa2  450,689  495,181
  1,167,402
UTILITIES - 1.1%
ELECTRIC UTILITY - 0.2%
British Columbia Hydro & Power
Authority yankee 12 1/2%,
1/15/14 Aa2  290,000  354,073
GAS - 0.9%
Florida Gas 7 3/4%,
11/1/97 (b) Baa2  220,000  227,368
Southwest Gas Co. 9 3/4%,
6/15/02 Baa3  1,000,000  1,174,910

 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (A) AMOUNT (NOTE 1)
Transcontinental Gas Pipe
Line Corp. extendible
6.21%, 5/15/00 Baa1 $ 300,000 $ 300,282
  1,702,560
TOTAL UTILITIES   2,056,633
TOTAL NONCONVERTIBLE BONDS   35,490,274
TOTAL CORPORATE BONDS
(Cost $35,092,425)   36,049,024
U.S. GOVERNMENT AND
GOVERNMENT AGENCY OBLIGATIONS - 44.4%
U.S. TREASURY OBLIGATIONS - 39.9%
 7 1/4%, 11/15/96 Aaa  930,000  945,401
 9%, 5/15/98 Aaa  10,070,000  10,903,897
 9 1/4%, 8/15/98 Aaa  6,550,000  7,184,499
 5 1/8%, 12/31/98 Aaa  2,365,000  2,356,864
 9 1/8%, 5/15/99 Aaa  62,000  69,188
 7 3/4%, 12/31/99 Aaa  8,070,000  8,757,241
 12 3/8%, 5/15/04 Aaa  5,125,000  7,420,026
 11 3/4%, 2/15/10 Aaa  620,000  884,083
 12 3/4%, 11/15/10 Aaa  545,000  830,100
 13 7/8%, 5/15/11 Aaa  30,000  48,830
 9%, 11/15/18 Aaa  8,540,000  11,631,736
 8 7/8%, 2/15/19 Aaa  9,260,000  12,482,202
 8 1/8%, 8/15/19 Aaa  3,870,000  4,865,906
 12%, 8/15/23 Aaa  3,140,000  4,838,049
  73,218,022
U.S. GOVERNMENT AGENCY OBLIGATIONS - 4.5%
Federal Home Loan Mortgage
Corp.  4.78%, 2/10/97
(callable) Aaa  170,000  168,679
Government Trust Certificate:
(assets of Trust guaranteed by
U.S. Government through
Defense Security Assistance
Agency):
  Class 1-C, 9 1/4%, 11/15/01 Aaa  284,000  315,496
  Class 2-E, 9.40%, 5/15/02 Aaa  1,000,000  1,115,670
  Class T-2, 9.40%, 11/15/96 Aaa  448,480  457,198
  Class T-2, 9 5/8%, 5/15/02 Aaa  80,000  89,325
 (assets of Trust guaranteed by
U.S. Government through
Export-Import Bank):
 Series 1994-C,
  6.61%, 9/15/99 Aaa  94,397  96,102
  Series 1994-F,
  8.178%, 12/15/04 Aaa  1,333,390  1,450,289
  Series 1995-A,
  6.28%, 6/15/04 Aaa  510,000  519,450
Private Export Funding Corp.:
9 1/2%, 3/31/99 Aaa  80,000  89,467
 8 3/4%, 6/30/03 Aaa  310,000  363,911
 5.80%, 2/1/04 Aaa  80,000  80,056
 6.86%, 4/30/04 Aaa  166,600  172,101
U.S. GOVERNMENT AND
GOVERNMENT AGENCY OBLIGATIONS - CONTINUED
 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (A) AMOUNT (NOTE 1)
U.S. GOVERNMENT AGENCY OBLIGATIONS - CONTINUED
State of Israel (guaranteed by U.S.
Government through Agency
for International Development):
 5 1/4%, 3/15/98 Aaa $ 250,000 $ 249,453
  7 3/4%, 4/1/98 Aaa  96,474  98,972
  4 7/8%, 9/15/98 Aaa  190,000  187,566
  6%, 2/15/99 Aaa  90,000  91,406
  7 1/8%, 8/15/99 Aaa  520,000  546,881
  7 3/4%, 11/15/99 Aaa  144,000  154,138
  5 3/4%, 3/15/00 Aaa  380,000  381,900
  8 1/2%, 4/1/06 Aaa  750,000  863,906
Tennessee Valley Authority 4.60%,
12/15/96 Aaa  215,000  213,357
U.S. Housing & Urban
Development 8.27%, 8/1/03 Aaa  415,000  470,636
  8,175,959
TOTAL U.S. GOVERNMENT AND
GOVERNMENT AGENCY OBLIGATIONS
(Cost $75,939,750)   81,393,981
U.S. GOVERNMENT AGENCY -
 MORTGAGE-BACKED SECURITIES - 20.6%
FEDERAL HOME LOAN GUARANTY CORPORATION - 1.2%
8 1/2%, 3/1/20 Aaa  2,110,090  2,220,448
FEDERAL NATIONAL MORTGAGE ASSOCIATION -  9.0%
5 1/2%, 5/1/00 to 7/1/01 Aaa  3,242,006  3,186,335
6%, 3/1/01 to 10/1/02 Aaa  10,841,849  10,821,467
6 1/2%, 1/1/26  Aaa  2,500,000  2,469,525
  16,477,327
GOVERNMENT NATIONAL MORTGAGE ASSOCIATION - 10.4%
6%, 8/15/08 to 5/15/09  Aaa  4,266,814  4,236,135
6%, 1/15/11 (c) Aaa  2,050,000  2,035,261
6 1/2%, 10/15/23 to 4/15/24 Aaa  4,535,175  4,498,304
7 1/2%, 10/15/22 to 6/15/24 Aaa  4,765,562  4,903,076
8%, 2/15/17 Aaa  423,450  445,291
10%, 7/15/13 to 11/15/24 Aaa  2,749,852  3,030,208
  19,148,275
TOTAL U.S. GOVERNMENT AGENCY -
MORTGAGE-BACKED SECURITIES
(Cost $36,935,085)   37,846,050
COMMERCIAL MORTGAGE SECURITIES - 4.3%
CS First Boston Mortgage Securities
Corp. commercial Series:
  1994-CFB1 Class A-1,
   6.4255%, 1/25/28 (d) Aaa  512,139  511,499
  1995-AEWI Class A1,
   6.665%, 11/25/27 Aaa  474,745  479,863
FDIC commercial Series 1994-C1
Class II-A1, 6.30%, 9/25/25 Aaa  101,643  101,580

 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (A) AMOUNT (NOTE 1)
Lennar Central Partner LP
commercial floater Series 1994-1
Class B, 6.1825%,
9/15/01 (b)(d) - $ 733,000 $ 733,687
Meritor Mortgage Security Corp.
commercial Series 1987-1
Class A-3, 9.40%, 6/1/99 Baa3  192,363  193,806
Nomura Asset Securities Corp.
commercial floater Series
1994 MD-II Class A-6,
6.9525%, 7/4/03 (d) -  179,477  178,327
Oregon pass thru certificates
commercial Series 1995
Class 1-A, 7.15%, 6/25/26 (b) AAA  475,092  482,219
Resolution Trust Corp. commercial:
 Series 1994-C1 Class A-4,
 7 1/4%, 6/25/26 AAA  90,635  90,536
 Series 1994-C2 Class A-2,
 7 3/4%, 4/25/25 AAA  28,667  28,756
 Series 1994-C2 Class A-4,
 7 1/2%, 4/25/25 AAA  68,153  68,345
 Series 1994-N2 Class 3, 7 1/2%
 12/15/04 (b)(e) Baa2  400,000  402,500
 Series 1995-C1 Class A-2B,
 6.55%, 2/25/27 Aaa  900,000  905,906
 Series 1995-C1 Class A-4B,
 6.65%, 2/25/27 Aaa  740,000  746,128
 Series 1995-C1 Class C,
 6.90%, 2/25/27 A2  500,000  496,094
 floater (d):
 Series 1993-C2 Class A-2,
  6.745%, 3/25/25 AAA  550,631  554,072
  Series 1994-C1 Class A-3,
  6.425%, 6/25/26 AAA  367,236  367,236
SC Finance Corp. commercial
floater 7.2375%, 8/1/04 (b)(d) -  600,000  606,000
SKW Real Estate LP commercial (b):
 Class A, 6.45%,
 4/15/02 (d) AA  132,990  133,364
 Series II Class B, 6.90%,
 4/15/02 (e) A  100,000  100,375
Structured Asset Securities Corp.
commercial Series:
 1993-C1 Class A-1,
 6.60%, 10/25/24 AA+  158,639  159,086
 1995-C1 Class D,
 7 3/8%, 9/25/24 BBB  650,000  633,547
TOTAL COMMERCIAL MORTGAGE SECURITIES
(Cost $7,789,886)   7,972,926
FOREIGN GOVERNMENT OBLIGATIONS (F) - 2.6%
Alberta Province yankee
9 1/4%, 4/1/00  Aa2  1,400,000  1,584,464
British Columbia Province
yankee 7%, 1/1/03  Aa2  500,000  532,020
Manitoba Province yankee
6 3/4%, 3/1/03  A1  500,000  518,735
FOREIGN GOVERNMENT OBLIGATIONS (F) - CONTINUED
 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (A) AMOUNT (NOTE 1)
Ontario Province yankee
7 3/4%, 6/4/02 Aa3 $ 1,000,000 $ 1,088,670
Quebec Province yankee:
8.24%, 2/28/96 A2  500,000  501,654
 7 1/2%, 7/15/02 A2  500,000  530,885
TOTAL FOREIGN GOVERNMENT OBLIGATIONS
(Cost $4,646,477)   4,756,428
REPURCHASE AGREEMENTS - 8.4%
 MATURITY
 AMOUNT
Investments in repurchase agreements
(U.S. Treasury obligations) in a joint
trading account at 5.91% dated
12/29/95 due 1/2/96  $ 15,398,105  15,388,000
TOTAL INVESTMENT IN SECURITIES - 100%
 (Cost $175,791,623)  $ 183,406,409
LEGEND
(a) Standard & Poor's Corporation credit ratings are used in the absence of a rating by Moody's Investors Service, Inc.
(b) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $5,619,704 or 3.1% of net assets.
(c) Security purchased on a delayed delivery basis (see Note 2 of Notes to Financial Statements).
(d) The coupon rate shown on floating or adjustable rate securities represents the rate at period end.
(e) Debt obligation initially issued at one coupon which converts to a higher coupon at a specified date.
(f) Some foreign government obligations have not been individually rated by S&P or Moody's. The ratings listed are assigned to securities by FMR, the fund's investment adviser, based principally on S&P and Moody's ratings of the sovereign credit of the issuing government.
OTHER INFORMATION
Purchases and sales of securities, other than short-term securities, aggregated $310,380,224 and $245,594,124, respectively, of which U.S. government and government agency obligations aggregated $258,308,405 and $200,692,243, respectively.
The composition of long-term debt holdings as a percentage of total value of investment in securities, is as follows (ratings are unaudited):
 MOODY'S RATINGS S&P RATINGS
Aaa, Aa, A 80.8% AAA, AA, A 79.6%
Baa 6.8% BBB 8.2%
Ba 1.4% BB 0.8%
B 0.0% B 0.2%
Caa 0.0% CCC 0.0%
Ca, C 0.0% CC, C 0.0%
  D 0.0%
For some foreign government obligations, FMR has assigned the ratings of the sovereign credit of the issuing government. The percentage not rated by either S&P or Moody's amounted to 0.8%.
INCOME TAX INFORMATION
At December 31, 1995, the aggregate cost of investment securities for income tax purposes was $175,807,019. Net unrealized appreciation aggregated $7,599,390, of which $7,892,920 related to appreciated investment securities and $293,530 related to depreciated investment securities.
At December 31, 1995, the fund had a capital loss carryforward of approximately $229,877, all of which will expire on December 31, 2002. VARIABLE INSURANCE PRODUCTS FUND II: INVESTMENT GRADE BOND PORTFOLIO FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES
 DECEMBER 31, 1995

ASSETS

Investment in                               $ 183,406,409
securities, at
value (including
repurchase
agreements of
$15,388,000)
(cost
$175,791,623)
- See
accompanying
schedule

Cash                                         34,004

Receivable for                               711,197
fund shares sold

Interest receivable                          2,451,500

Other receivables                            1,563

 TOTAL ASSETS                                186,604,673

LIABILITIES

Payable for                   $ 2,780,849
investments
purchased
Regular delivery

 Delayed delivery              2,030,183


Accrued                        65,589
management
fee

Payable for fund               122,146
shares
redeemed

Other payables                 60,019
and accrued
expenses

 TOTAL LIABILITIES                           5,058,786

NET ASSETS                                  $ 181,545,887

Net Assets
consist of:

Paid in capital                             $ 164,573,578

Undistributed net                            9,528,238
investment
income

Accumulated                                  (170,715
undistributed net                           )
realized gain
(loss) on
investments and
foreign currency
transactions

Net unrealized                               7,614,786
appreciation
(depreciation)
on investments
and assets and
liabilities in
foreign
currencies

NET ASSETS, for                             $ 181,545,887
14,551,940
shares
outstanding

NET ASSET VALUE,                             $12.48
offering price
and redemption
price per share
($181,545,887 (divided by)
14,551,940
shares)

STATEMENT OF OPERATIONS

 YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME                                                                $ 10,413,518
Interest

EXPENSES

Management fee                                                     $ 660,058

Transfer agent fees                                                 81,906

Accounting fees and expenses                                        58,943

Non-interested trustees' compensation                               624

Custodian fees and expenses                                         3,480

Audit                                                               35,732

Legal                                                               793

Miscellaneous                                                       16,559

 TOTAL EXPENSES                                                                   858,095

NET INVESTMENT INCOME                                                             9,555,423

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:

 Investment securities                                              2,631,902

 Foreign currency transactions                                      2,543         2,634,445

Change in net unrealized appreciation (depreciation) on:

 Investment securities                                              10,805,444

 Assets and liabilities in                                          (5,599        10,799,845
foreign currencies                                                 )

NET GAIN (LOSS)                                                                   13,434,290

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                  $ 22,989,713


STATEMENT OF CHANGES IN NET ASSETS
INCREASE (DECREASE) IN NET ASSETS   YEAR ENDED     YEAR ENDED
                                    DECEMBER 31,   DECEMBER 31,
                                    1995           1994

Operations                                     $ 9,555,423     $ 7,413,058
Net investment income

 Net realized gain (loss)                       2,634,445       (5,607,010)

 Change in net unrealized appreciation          10,799,845      (6,305,516)
(depreciation)

 NET INCREASE (DECREASE) IN NET ASSETS          22,989,713      (4,499,468)
RESULTING FROM OPERATIONS

Distributions to shareholders                   (4,480,858)     -
From net investment income

 From net realized gain                         -               (90,529)

 In excess of net realized gain                 -               (226,505)

 TOTAL DISTRIBUTIONS                            (4,480,858)     (317,034)

Share transactions                              116,054,959     53,245,805
Net proceeds from sales of shares

 Reinvestment of distributions                  4,480,858       317,034

 Cost of shares redeemed                        (68,879,418)    (59,742,109)

 NET INCREASE (DECREASE) IN NET ASSETS          51,656,399      (6,179,270)
RESULTING FROM SHARE TRANSACTIONS

  TOTAL INCREASE (DECREASE) IN NET ASSETS       70,165,254      (10,995,772)

NET ASSETS

 Beginning of period                            111,380,633     122,376,405

 End of period (including undistributed net    $ 181,545,887   $ 111,380,633
investment income of $9,528,238 and
$7,322,731, respectively)

OTHER INFORMATION
Shares

 Sold                                           9,944,966       4,760,105

 Issued in reinvestment of distributions        413,363         27,544

 Redeemed                                       (5,910,491)     (5,343,262)

 Net increase (decrease)                        4,447,838       (555,613)


SEE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


FINANCIAL HIGHLIGHTS

                          YEARS ENDED DECEMBER 31,

SELECTED PER-SHARE DATA   1995                       1994   1993 C   1992   1991



Net asset value, beginning of period             $ 11.020    $ 11.480    $ 10.970    $ 11.080   $ 9.920

Income from Investment Operations                 .320        .733        .641        .672       .455
Net investment income

 Net realized and unrealized gain (loss)          1.530       (1.163)     .559        .058       1.165

 Total from investment operations                 1.850       (.430)      1.200       .730       1.620

Less Distributions                                (.390)      -           (.628)      (.680)     (.460)
From net investment income

 In excess of net investment income               -           -           (.002)      -          -

 From net realized gain                           -           (.010)      (.050)      (.160)     -

 In excess of net realized gain                   -           (.020)      (.010)      -          -

 Total distributions                              (.390)      (.030)      (.690)      (.840)     (.460)

Net asset value, end of period                   $ 12.480    $ 11.020    $ 11.480    $ 10.970   $ 11.080

TOTAL RETURN  A, B                                17.32%      (3.76)%     10.96%      6.65%      16.38%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)          $ 181,546   $ 111,381   $ 122,376   $ 73,598   $ 44,835

Ratio of expenses to average net assets           .59%        .67%        .68%        .76%       .80%
                                                                                                D

Ratio of net investment income to average net     6.53%       6.53%       6.85%       7.11%      7.73%
assets

Portfolio turnover rate                           182%        143%        70%         119%       128%





A TOTAL RETURNS DO NOT REFLECT CHARGES ATTRIBUTABLE TO YOUR INSURANCE
COMPANY'S SEPARATE ACCOUNT. INCLUSION OF THOSE CHARGES
WOULD REDUCE THE TOTAL RETURNS SHOWN.
B THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT
BEEN REDUCED DURING THE PERIODS SHOWN (SEE NOTE 6 OF
NOTES TO FINANCIAL STATEMENTS).
C EFFECTIVE JANUARY 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION
93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL
STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF
CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES."
AS A RESULT, NET INVESTMENT INCOME PER SHARE MAY REFLECT CERTAIN
RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
D FMR VOLUNTARILY AGREED TO REIMBURSE A PORTION OF THE FUND'S
EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE
FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER.


VARIABLE INSURANCE PRODUCTS FUND II: ASSET MANAGER PORTFOLIO
PERFORMANCE AND INVESTMENT SUMMARY


PERFORMANCE
There are several ways to evaluate a fund's historical performance: total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. A fund's total return includes changes in a fund's share price, plus reinvestment of any dividends (income) and capital gains (the profits the fund earns when it sells securities that have grown in value).
AVERAGE ANNUAL TOTAL RETURNS
PERIODS ENDED DECEMBER 31, 1995    PAST 1   PAST 5   LIFE OF
                                   YEAR     YEARS    FUND

Asset Manager                      16.96%   12.76%   11.24%

S&P 500                            37.58%   16.60%   12.58%

AVERAGE ANNUAL RETURNS take the fund's actual (or cumulative) return and show you what would have happened if the fund had performed at a constant rate each year.

UNDERSTANDING PERFORMANCE
How a fund did yesterday is no guarantee of how
it will do tomorrow. The stock market, for example,
has a history of growth in the long run and volatility
in the short run. In turn, the share price and return
of a fund that invests in stocks will vary. That
means if you sell your shares during a market
downturn, you might lose money. But if you can
ride out the market's ups and downs, you may
have a gain.
(checkmark)
You can compare the fund's returns to those of the Standard & Poor's Composite Index of 500 Stocks - a common proxy for the U.S. stock market. This benchmark includes reinvested dividends and capital gains, if any. Consumer Price Index information is not available from the U.S. Department of Labor. Therefore, the CPI comparison has not been included in this report.
Figures for more than one year assume a steady compounded rate of return and are not the fund's year-by-year results, which fluctuated over the periods shown. The life of fund figures are from commencement of operations, September 6, 1989.
If Fidelity had not reimbursed certain fund expenses, the past five years and life of fund total return figures would have been lower.
PERFORMANCE NUMBERS ARE NET OF ALL FUND OPERATING EXPENSES, BUT DO NOT INCLUDE ANY INSURANCE CHARGES IMPOSED BY YOUR INSURANCE COMPANY'S SEPARATE ACCOUNT. IF PERFORMANCE INFORMATION INCLUDED THE EFFECT OF THESE ADDITIONAL CHARGES, THE TOTAL RETURNS WOULD HAVE BEEN LOWER.
Past performance is no guarantee of future results. Principal and investment return will vary and you may have a gain or loss when you withdraw your money.
$10,000 OVER LIFE OF FUND
                VIP II: Asset ManStandard & PoFidelity C
       09/30/89            10000     10000.00     10000
       10/31/89   10020.02002002      9768.00     10057
       11/30/89 10060.0600600601      9967.27  10176.68
       12/31/89 10091.0931174089     10206.48  10276.41
       01/31/90 9868.42105263158      9521.63  10028.75
       02/28/90 9969.63562753036      9644.46  10092.93
       03/31/90 10050.6072874494      9900.03  10191.84
       04/30/90 9919.02834008097      9652.53  10098.08
       05/31/90 10425.1012145749     10593.65  10527.25
       06/30/90 10506.0728744939     10521.62  10592.52
       07/31/90 10485.8299595142     10487.95  10657.13
       08/31/90 10141.7004048583      9539.84  10327.82
       09/30/90 9929.14979757085      9075.25  10235.91
       10/31/90 9979.75708502024      9036.22  10309.61
       11/30/90 10465.5870445344      9619.96  10618.89
       12/31/90 10769.2307692308      9888.36  10793.04
       01/31/91 11284.5552884615     10319.49  10999.19
       02/28/91 11726.2620192308     11057.34  11274.17
       03/31/91 11915.5649038462     11324.93  11397.06
       04/30/91 12094.3509615385     11352.11  11472.28
       05/31/91 12367.7884615385     11842.52  11654.69
       06/30/91 12146.9350961538     11300.13  11503.18
       07/31/91 12451.9230769231     11826.72  11734.39
       08/31/91 12704.3269230769     12107.01  11943.26
       09/30/91 12777.9447115385     11904.82  12000.59
       10/31/91 12862.0793269231     12064.35   12107.4
       11/30/91 12651.7427884615     11578.15  12023.86
       12/31/91 13198.6177884615     12902.69  12616.63
       01/31/92 13366.8870192308     12662.70  12479.11
       02/29/92 13626.4747734306     12827.32  12558.98
       03/31/92 13593.2664677277     12577.19  12468.55
       04/30/92 13792.5163019452     12946.96  12621.92
       05/31/92 13936.4189599912     13010.40  12745.61
       06/30/92 13925.3495247569     12816.54  12750.71
       07/31/92 14157.8076646773     13340.74  13097.53
       08/31/92 14113.5299237401     13067.25  13047.76
       09/30/92 14202.0854056145     13221.45  13192.59
       10/31/92 14224.2242760831     13267.72  13139.82
       11/30/92 14534.1684626437     13720.15  13314.58
       12/31/92 14744.4877320955     13888.91  13478.35
       01/31/93 15010.1541777188     14005.57  13646.82
       02/28/93 15150.9206362925     14196.05  13836.52
       03/31/93 15579.8296367078     14495.59  13979.03
       04/30/93 15672.5667178787     14144.79  13893.76
       05/31/93  15939.185826245     14523.87  14042.42
       06/30/93 16066.6993128549     14565.99  14191.27
       07/31/93  16263.765610343     14507.73  14209.72
       08/31/93 16739.0431513438     15057.57  14559.28
       09/30/93 16750.6352864902     14941.63  14544.72
       10/31/93 17202.7285571982     15250.92  14694.53
       11/30/93 17179.5442869055     15106.04  14581.38
       12/31/93 17875.0723956871     15288.82     14682
       01/31/94 18443.0870178587     15808.64  14969.76
       02/28/94  17857.332330293     15380.23  14685.34
       03/31/94 17017.9890531879     14709.65  14306.46
       04/30/94 17030.1534485083     14897.93  14343.65
       05/31/94 17176.1261923527     15142.26  14439.75
       06/30/94 16847.6875187028     14771.27  14295.36
       07/31/94 17139.6330063916     15255.77  14596.99
       08/31/94 17541.0580519635     15881.26  14848.06
       09/30/94 17334.1532847956     15492.17  14629.79
       10/31/94 17419.3633079653     15840.74  14770.24
       11/30/94 17163.7332384563     15263.82  14556.07
       12/31/94 16786.3745644193     15490.18  14691.44
       01/31/95 16676.8188203441     15891.84  14966.17
       02/28/95  16946.968217498     16511.15  15340.32
       03/31/95 17170.7726400328     16998.39  15575.03
       04/30/95 17444.3113786865     17498.99  15855.38
       05/31/95 17668.1158012213     18198.43  16380.19
       06/30/95 17817.3187495779     18621.18  16599.69
       07/31/95 18451.4312800932     19238.66  16810.51
       08/31/95  18675.235702628     19286.95  16921.45
       09/30/95 18911.4737041925     20100.85  17286.96
       10/31/95 18662.8021235983     20029.09  17385.49
       11/30/95 19147.7117057571     20908.37  17813.18
       12/29/95 19632.6212879159     21311.07  18067.91




Let's say you invested $10,000 in Asset Manager Portfolio on September 30, 1989, shortly after the fund started. By December 31, 1995, your investment would have grown to $19,633 - a 96.33% increase. That compares to $10,000 invested in the S&P 500, which would have grown to $21,311 over the same period - a 113.11% increase.
You can also look at how the Fidelity Composite Index, a hypothetical combination of unmanaged indices, did over the same period. Reflecting the fund's neutral mix of 40% stocks, 40% bonds, and 20% short-term instruments, this index combines returns from the S&P 500 (113.11%), Lehman Brothers Treasury Bond Index (76.26%), and the Salomon Brothers 3-month T-Bill Total Rate of Return Index (36.97%). With reinvested dividends and capital gains, if any, a $10,000 investment in the index would have grown to $18,068 - an 80.68% increase.
INVESTMENT SUMMARY
TOP FIVE STOCKS AS OF DECEMBER 31, 1995
                          % OF FUND'S
                          INVESTMENTS

Chrysler Corp.            2.3

Northrop Grumman Corp.    1.6

Aluminum Co. of America   1.4

General Dynamics Corp.    1.3

General Motors Corp.      1.1

TOP FIVE FIXED-INCOME SECURITIES AS OF DECEMBER 31, 1995
(BY ISSUER, EXCLUDING REPURCHASE AGREEMENTS)   % OF FUND'S
                                               INVESTMENTS

U.S Treasury Obligations                       17.5

MBL International Finance Bermuda Trust        2.2

Brazil Federative Republic IDU                 1.1

Inco Ltd.                                      1.1

Chubb Corp. (The)                              1.0

ASSET ALLOCATION AS OF DECEMBER 31, 1995*
Row: 1, Col: 1, Value: 12.0
Row: 1, Col: 2, Value: 30.0
Row: 1, Col: 3, Value: 28.0
Row: 1, Col: 4, Value: 30.0
Stock class  58%
Bond class  30%
Short-term class
and other  12%
FOREIGN INVESTMENTS  30.5%
*

  ASSET ALLOCATIONS IN THIS PIE CHART REFLECT THE CATEGORIZATION OF ASSETS
AS
DEFINED IN THE FUND'S PROSPECTUS.
   FINANCIAL STATEMENT CATEGORIZATIONS CONFORM TO ACCOUNTING STANDARDS
AND WILL DIFFER FROM THE PIE CHART.

VARIABLE INSURANCE PRODUCTS FUND II: ASSET MANAGER PORTFOLIO
FUND TALK: THE MANAGER'S OVERVIEW



An interview with Andy
Offit, Portfolio Manager of Asset Manager Portfolio
Q. ANDY, HOW DID THE FUND PERFORM?
A. Quite well in absolute terms, reasonably well in relative terms, during a year in which the performance standard was unusually high. During 1995, Asset Manager produced a double-digit total return, in line with the average for all global funds that invest in stocks and bonds. Looking back, there was both good news and bad news. The good news had to do with asset allocation. When I took over the fund in early spring, only about 30% of the fund's assets were invested in stocks. I immediately set about increasing that allocation, nearly reaching Asset Manager's 60% cap on stocks by the end of May, and the fund profited as a result. The bad news had to do with country allocation. Asset Manager included both foreign and domestic stocks in its mix, and during 1995, foreign markets failed to keep pace.
Q. HOW WERE THE FUND'S ASSETS DISTRIBUTED AT THE END OF THE PERIOD?
A. About 58% stocks, 30% bonds and 12% cash equivalents. Foreign investments, mostly stocks, totaled about 31% of the fund's assets. Those numbers have not changed appreciably during the past six months. Compared to a year ago, however, the fund has significantly more stocks, fewer bonds and less cash. Also, the fund had an 18% stake in emerging markets one year ago, but only 8% at the end of the period.
Q. HOW DID YOU APPROACH INVESTING IN TECHNOLOGY STOCKS?
A. I certainly didn't ignore the sector. At one time, technology stocks totaled almost 10% of the fund's assets. I look for compelling situations where the potential for gain exceeds the potential for loss. When I find those companies, I like to make large commitments. That's evident in the declining number of individual securities in the fund-about 250 at the end of the period, down from over 500 six months ago. Using my bottom-up criteria, I saw opportunities in several technology stocks early in the year, and staked out big positions in companies such as IBM, Compaq, Intel and Microsoft. However, as the summer wore on, my outlook shifted. I began to see more room for technology stocks to fall if things went wrong than to continue rising if things went well. At that point I began taking profits and investing the proceeds elsewhere.
Q. WHERE ELSE DID YOU LOOK FOR VALUE IN U.S. STOCKS DURING 1995?
A. Several of the fund's best investments were defense stocks, including Northrop Grumman and General Dynamics. Both have achieved strong positions in a consolidating industry by generating cash and using that cash to pay down debt and make acquisitions. The fund also did well with energy stocks, including Kerr-McGee, an oil company, and two oil-service companies:
Reading & Bates and Tidewater. Unfortunately, several of the fund's larger positions, including Chrysler, were flat performers.
Q. WHERE WAS THE FUND'S FOREIGN EXPOSURE?
A. Mainly in Japan, about 18% of total assets. While results so far have been less than those achieved in the U.S., I see Japan as one of the larger turnaround opportunities in the world. With its market down 50% from its peak in 1989, the yen has started to weaken, consumer sentiment is improving and the economy is beginning to grow for the first time in five years. I began last spring investing in Japanese electronics companies, however, lately my focus has shifted to cyclical sectors that could benefit from an economic rebound, such as retail and steel companies.
Q. WHAT WAS YOUR BOND STRATEGY?
A. Earlier in the year, the fund had fairly large exposure to so-called junk bonds-those with credit ratings below Baa or BBB from one of the bond rating agencies. Most did quite well, but as the economy has slowed down, I've moved increasingly into U.S. Treasuries. As the difference between long-term and short-term interest rates has narrowed, I've concentrated on securities in the middle of the yield curve, with maturities between five and 15 years. They seem to offer the best balance between attractive yield and the potential for price gains going forward.
Q. WHAT'S THE OUTLOOK?
A. Promising. Moderate growth and benign inflation mean interest rates could head still lower in the months ahead, providing an attractive backdrop for both stocks and bonds. Another key in 1996 will be how well foreign stocks perform, especially the fund's 18% stake in Japan. I believe Japan, rather than Europe or the United States, has the greatest potential for gain in the months ahead.
THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.


FUND FACTS
GOAL: high total return with reduced risk over the long term by allocating assets among stocks, bonds and short-term instruments anywhere in the world
START DATE: September 6, 1989
SIZE: as of December 31, 1995, more than $3.3 billion
MANAGER: Andy Offit, since February 1995;
joined Fidelity in 1987
(checkmark)
VARIABLE INSURANCE PRODUCTS FUND II: ASSET MANAGER PORTFOLIO
INVESTMENTS DECEMBER 31, 1995

Showing Percentage of Total Value of Investment in Securities


COMMON STOCKS - 52.4%
 SHARES VALUE (NOTE 1)
AEROSPACE & DEFENSE - 3.2%
AEROSPACE & DEFENSE - 1.9%
Northrop Grumman Corp.   811,500 $ 52,029,722
Thiokol Corp.   317,900  10,768,863
  62,798,585
SHIP BUILDING & REPAIR - 1.3%
General Dynamics Corp.   703,800  41,612,175
TOTAL AEROSPACE & DEFENSE   104,410,760
BASIC INDUSTRIES - 5.3%
CHEMICALS & PLASTICS - 1.8%
Raychem Corp.   193,600  11,011,000
Sekisui Chemical Co. Ltd.   1,174,000  17,258,027
Synetic, Inc. (a)(m)  1,080,882  31,480,688
  59,749,715
IRON & STEEL - 1.0%
Bakrie & Brothers PT Ord. (For. Reg.)  2,812,000  5,103,787
Kobe Steel (a)  4,389,000  13,540,532
NKK Corp. (a)  4,363,000  11,730,309
Sumitomo Metal Industries Ltd. (a)  851,000  2,576,044
  32,950,672
METALS & MINING - 2.5%
Aluminum Co. of America  898,300  47,497,613
Falconbridge Ltd.   29,400  624,913
Falconbridge Ltd.
 1st installment receipt (h)  1,257,300  10,943,260
Inco Ltd.   372,100  12,306,969
Pechiney SA Class A  320,000  11,074,289
Tongkah Holdings BHD  181,000  307,964
  82,755,008
TOTAL BASIC INDUSTRIES   175,455,395
CONGLOMERATES - 1.9%
Figgie International Holdings,
 Inc. Class A (a)  161,300  1,673,488
ITT Industries, Inc.   353,300  8,479,200
Koor Industries Ltd. (a)  34,140  3,376,731
Koor Industries Ltd. sponsored ADR  550,900  11,155,725
United Technologies Corp.   390,200  37,020,225
  61,705,369
CONSTRUCTION & REAL ESTATE - 1.6%
BUILDING MATERIALS - 0.6%
Hume Industries BHD  56,000  269,082
Masco Corp.   541,900  17,002,113
Mulia Industrindo PT (For. Reg.)  302,000  851,914
Tostem Corp.   90,000  2,985,493
  21,108,602
CONSTRUCTION - 0.7%
Daito Trust Construction  215,600  2,543,830
Daiwa House Industry Co. Ltd.   555,000  9,124,758
Higashi Nihon House Co. Ltd.   98,000  1,611,219
Kaufman & Broad Home Corp.   249,600  3,712,800
Nichiei Construction Co. Ltd.  34,000  384,720
Obayashi Corp.   180,000  1,427,466
Taisei Corp.   809,000  5,390,725
  24,195,518
REAL ESTATE - 0.3%
Bandar Raya Development BHD  805,000  1,147,735
Ciputra Development PT (For. Reg.)  1,558,000  2,453,009
Country Heights Holdings BHD  1,357,000  2,661,623

 SHARES VALUE (NOTE 1)
Guoco Holdings, Inc. Class B  58,000 $ 8,955
Hysan Development Co. Ltd.   1,188,000  3,141,882
Pakuwon Jati PT (For. Reg.)  2,127,500  1,349,170
  10,762,374
TOTAL CONSTRUCTION & REAL ESTATE   56,066,494
DURABLES - 6.4%
AUTOS, TIRES, & ACCESSORIES - 3.7%
Chrysler Corp.   1,360,300  75,326,613
Federal-Mogul Corp.   200,000  3,925,000
General Motors Corp.   716,990  37,910,846
Honda Motor Co. Ltd.   340,000  7,003,869
  124,166,328
CONSUMER ELECTRONICS - 1.2%
Daiichi Corp. Ord.   358,600  8,462,128
Sony Corp.   515,600  30,866,190
  39,328,318
HOME FURNISHINGS - 0.2%
Polyvision Corp. (a)  1,515  3,125
Shimachu  162,000  5,185,880
  5,189,005
TEXTILES & APPAREL - 1.3%
APAC Centertex Corp. PT (For. Reg.)(a) 4,973,500 2,827,708 Andayani Megah PT 3,028,500 2,152,337
Aoki International Co. Ltd.   214,000  5,215,474
Benetton Group Spa  263,400  3,119,665
Bossa Ticaret Ve Sanayi
 Isletmeleri (a)(f)  4,460,300  325,823
Chiyoda Corp.   307,000  7,125,725
Christian Dior SA  22,500  2,421,278
Coteminas PN  7,197,900  2,406,829
Namyeung Vivien Corp. (a)  1,470  189,494
Onward Kashiyama & Co. Ltd.   424,000  6,888,975
Roda Vivatex PT (For. Reg.)  3,690,500  2,178,954
Tokyo Style Co. Ltd.   426,000  7,292,263
  42,144,525
TOTAL DURABLES   210,828,176
ENERGY - 2.6%
ENERGY SERVICES - 1.0%
Baker Hughes, Inc.   355,800  8,672,625
Hornbeck Offshore Services, Inc. (a) 194,300 3,813,138 Reading & Bates Corp. (a) 756,900 11,353,500
Transocean Drilling AS (a)  627,225  10,825,474
  34,664,737
OIL & GAS - 1.6%
Amerada Hess Corp.   245,700  13,022,100
British Petroleum PLC ADR  60,131  6,140,878
Kerr-McGee Corp.   323,200  20,523,200
Texaco, Inc.   100,000  7,850,000
Total SA Class B  68,008  4,580,993
  52,117,171
TOTAL ENERGY   86,781,908
FINANCE - 4.6%
BANKS - 1.5%
Cho Hung Bank Co. Ltd.   68,002  855,684
First International Bank of Israel:
 #1  270  31,538
 #5  19,815  2,394,764
Fleet Financial Group, Inc.   414,091  16,874,208
COMMON STOCKS - CONTINUED
 SHARES VALUE (NOTE 1)
FINANCE - CONTINUED
BANKS - CONTINUED
Fuji Bank  378,000 $ 8,335,010
HSBC Holdings PLC  155,046  2,345,992
Hong Leong Bank BHD  1,557,000  4,292,635
Hong Leong Bank BHD (rights)(a)  233,550  46,912
Kookmin Bank (a)  12,970  256,300
Mitsubishi Trust & Banking Corp.   84,000  1,397,292
Mitsui Trust and Banking  317,000  3,464,313
Sakura Bank Ltd.   407,000  5,156,383
Sumitomo Trust & Banking Co. Ltd.   236,000  3,332,302
  48,783,333
CLOSED END INVESTMENT COMPANY - 0.2%
First NIS Regional Fund, Inc. (a)(h) 200,000 1,100,000 R.O.C. Taiwan Fund (SBI) 516,000 5,418,000
  6,518,000
CREDIT & OTHER FINANCE - 0.8%
Acom Co. Ltd.   383,000  16,001,548
American Express Co.   66,691  2,759,340
Benpress Holdings Corp. GDR (a)  492,300  2,338,425
Hong Leong Credit BHD  779,000  3,865,853
  24,965,166
FEDERAL SPONSORED CREDIT - 0.6%
Federal National Mortgage Association 98,600 12,238,725 Student Loan Marketing Association 98,400 6,482,100
  18,720,825
INSURANCE - 0.7%
Allstate Corp.   95,000  3,906,875
ITT Hartford Group, Inc.   353,300  17,090,888
Malaysian Assurance Alliance BHD  629,000  2,848,956
  23,846,719
SECURITIES INDUSTRY - 0.8%
Daiwa Securities Co. Ltd.   713,000  10,894,971
Nomura Securities Co. Ltd.   768,000  16,711,799
  27,606,770
TOTAL FINANCE   150,440,813
HEALTH - 3.6%
DRUGS & PHARMACEUTICALS - 2.5%
Barr Laboratories, Inc. (a)(m)  761,200  22,645,700
Genentech, Inc. (a)  634,400  33,623,200
IVAX Corp.   864,800  24,646,800
Kalbe Farma (For. Reg.)  331,000  1,121,912
  82,037,612
MEDICAL EQUIPMENT & SUPPLIES - 1.1%
Bausch & Lomb, Inc.   275,900  10,932,538
Benson Eyecare Corp. (a)  57,125  514,125
U.S. Surgical Corp.   1,105,500  23,630,063
  35,076,726
TOTAL HEALTH   117,114,338
HOLDING COMPANIES - 0.3%
Berjaya Group BHD  4,625,000  2,987,397
Israel Corp. #1 (a)  12,810  898,208
Malaysian Plantations BHD  233,000  252,363
Perdigao SA Comercio
 e Industria PDG (a)  4,124,176  10,608
Transmarco Ltd.   740,000  6,801,951
  10,950,527

 SHARES VALUE (NOTE 1)
INDUSTRIAL MACHINERY & EQUIPMENT - 4.9%
ELECTRICAL EQUIPMENT - 2.2%
General Electric Co.   314,100 $ 22,615,200
Mitsubishi Electric Co. Ord.   3,103,000  22,297,186
Murata Manufacturing Co. Ltd.   10,000  367,505
Omron Corp.   1,221,000  28,104,256
  73,384,147
INDUSTRIAL MACHINERY & EQUIPMENT - 0.7%
Komatsu Ltd. Ord.   239,000  1,964,700
NSK Ltd.   1,207,000  8,754,836
Nippon Thompson Co. Ltd.   327,000  2,877,853
Van Der Horst Ltd.   2,022,000  10,222,230
  23,819,619
POLLUTION CONTROL - 2.0%
Browning-Ferris Industries, Inc.   1,207,100  35,609,450
WMX Technologies, Inc.   1,029,300  30,750,338
  66,359,788
TOTAL INDUSTRIAL MACHINERY & EQUIPMENT   163,563,554
MEDIA & LEISURE - 3.8%
ENTERTAINMENT - 0.1%
Multi-Purpose Holdings BHD  1,192,000  1,746,451
LEISURE DURABLES & TOYS - 1.1%
Namco Ltd.   350,200  11,650,754
Nintendo Co. Ltd. Ord.   308,000  23,382,979
  35,033,733
LODGING & GAMING - 2.1%
Bally Gaming International,
 Inc. (warrants)(a)  38,400  206,400
Circus Circus Enterprises, Inc.   216,000  6,021,000
Fitzgeralds South, Inc.
 (warrants) (a)(f)  420  -
ITT Corp.   353,300  18,724,900
Mirage Resorts, Inc. (a)  699,300  24,125,850
Sun International Hotels Ltd. Class B (a)  1,074  35,442
WMS Industries, Inc. (a)(m)  1,301,800  21,316,975
  70,430,567
PUBLISHING - 0.2%
Times Mirror Co. Class A  200,000  6,775,000
RESTAURANTS - 0.3%
Denny's Japan Co. Ltd.   170,000  5,672,147
Yoshinoya D&C Co. Ltd. Ord.   193  3,359,768
  9,031,915
TOTAL MEDIA & LEISURE   123,017,666
NONDURABLES - 2.1%
BEVERAGES - 0.3%
Brahma (Cia Cervejaria) PN
 Class B (Pfd. Reg.)  14,855,200  6,113,718
Chosun Brewery Co. Ltd.   8,000  295,972
Panamerican Beverages, Inc. Class A  70,000  2,240,000
  8,649,690
FOODS - 0.1%
Osem Investment Ltd.  157,802  937,671
Weston George Ltd.   37,200  1,370,103
  2,307,774
HOUSEHOLD PRODUCTS - 0.6%
Maybelline, Inc.   411,500  14,916,875
Metro Pacific, Inc. Class B  26,668,000  4,930,988
  19,847,863
COMMON STOCKS - CONTINUED
 SHARES VALUE (NOTE 1)
NONDURABLES - CONTINUED
TOBACCO - 1.1%
Philip Morris Companies, Inc.   268,700 $ 24,317,350
RJR Nabisco Holdings Corp.   388,400  11,991,850
Souza Cruz Industria Comerico  22,000  124,039
  36,433,239
TOTAL NONDURABLES   67,238,566
PRECIOUS METALS - 0.0%
Agnico Eagle Mines Ltd.   83,100  1,043,052
RETAIL & WHOLESALE - 7.2%
APPAREL STORES - 1.0%
Ross Stores, Inc.   900,000  17,212,500
Shimamura Corp.   127,300  4,912,253
TJX Companies, Inc.   180,900  3,414,488
Talbots, Inc.   211,800  6,089,250
  31,628,491
GENERAL MERCHANDISE STORES - 4.0%
Aoyama Trading Co. Ord.   637,300  20,339,362
Carrefour  6,100  3,693,692
Hankyu Department Stores, Inc.   1,326,000  19,620,697
Hanshin Department Store Ltd.   138,000  1,061,025
Isetan Co. Ltd.   186,000  3,058,027
Ito-Yokado Co. Ltd.   323,000  19,867,312
Jusco Co. Ltd.   536,000  13,944,294
Lojas Americanas  28,247,300  662,625
Matahari Putra Prima PT (For. Reg.)  6,956,000  12,244,882
Matsuzakaya Co., Ltd.   722,000  9,147,195
Mitsukoshi Ltd.   742,000  6,960,735
Takashimaya Co. Ltd.   1,110,000  17,712,766
Tokyu Department Stores Co., Ltd.   721,000  4,762,505
  133,075,117
GROCERY STORES - 0.3%
Heiwado Co. Ltd.   154,000  3,157,447
Izumi Co. Ord.   231,000  5,093,617
Loblaw Companies Ltd.   35,500  803,359
  9,054,423
RETAIL & WHOLESALE, MISCELLANEOUS - 1.7%
Amway Japan Ltd.   552,500  23,296,906
Home Depot, Inc. (The)  282,500  13,524,688
Modern Photo Film PT  99,000  573,694
Tsutsumi Jewelry Co. Ltd.   36,100  1,805,000
Uny Co. Ltd.   933,000  17,505,029
  56,705,317
TRADING COMPANIES - 0.2%
Bimantara Citra (For. Reg.) (a)  9,313,500  7,739,193
TOTAL RETAIL & WHOLESALE   238,202,541
SERVICES - 0.1%
ADVERTISING - 0.1%
WPP Group PLC  1,303,200  3,314,337
SERVICES - 0.0%
Christies International PLC  335,200  1,086,406
Sotheby's Holdings, Inc. Class A  34,800  495,900
  1,582,306
TOTAL SERVICES   4,896,643

 SHARES VALUE (NOTE 1)
TECHNOLOGY - 3.2%
COMPUTERS & OFFICE EQUIPMENT - 1.3%
Canon, Inc.   157,000 $ 2,839,362
Compaq Computer Corp.  (a)  359,800  17,270,400
Pitney Bowes, Inc.   510,200  23,979,400
  44,089,162
ELECTRONICS - 0.7%
Hitachi Ltd.   1,788,000  17,983,753
Nitto Denko Corp.   366,000  5,663,443
Samsung Electronics Co. Ltd.
 GDR representing shares (a)(f)  12  1,148
  23,648,344
PHOTOGRAPHIC EQUIPMENT - 1.2%
Fuji Photo Film Co. Ltd.   1,178,000  33,950,097
Konica Corp.   646,000  4,673,192
  38,623,289
TOTAL TECHNOLOGY   106,360,795
TRANSPORTATION - 0.4%
AIR TRANSPORTATION - 0.1%
Nippon Express  417,000  4,008,685
SHIPPING - 0.2%
Seacor Holdings, Inc. (a)  200,000  5,400,000
Sembawang Maritime Ltd.   801,000  2,548,611
  7,948,611
TRUCKING & FREIGHT - 0.1%
Fukuyama Transporting Co. Ltd.   408,000  3,827,466
TOTAL TRANSPORTATION   15,784,762
UTILITIES - 1.2%
CELLULAR - 0.0%
Korea Mobile Telecommunications Corp.  800  860,954
Netas SA Ord.  492,300  142,609
  1,003,563
ELECTRIC UTILITY - 0.1%
Aboitiz Equity Ventures, Inc. (a)  9,791,000  1,866,374
Korea Electric Power Corp.   47,355  2,032,453
Mosenergo AO sponsored
 ADR (a)(f)  89,600  705,600
  4,604,427
TELEPHONE SERVICES - 1.1%
Bell Atlantic Corp.   206,900  13,836,438
Telebras PN:
 (Pfd. Reg.)  58,793,000  2,830,918
 sponsored ADR  177,600  8,413,800
Telecomunicacoes de Minas Gerais
 SA (Telemig)  1,269,000  65,281
Telefonos de Mexico SA sponsored ADR
 representing shares Ord. Class L  207,800  6,623,625
Telepar PN  5,462,000  1,736,466
Telesp PN (Pfd. Reg.)  19,563,700  2,878,347
  36,384,875
TOTAL UTILITIES   41,992,865
TOTAL COMMON STOCKS
 (Cost $1,564,808,795)   1,735,854,224
PREFERRED STOCKS - 0.9%
 SHARES VALUE (NOTE 1)
CONVERTIBLE PREFERRED STOCKS - 0.9%
HEALTH - 0.9%
MEDICAL EQUIPMENT & SUPPLIES - 0.9%
U.S. Surgical Corp. $2.20 (f)  1,159,800 $ 29,284,950
RETAIL & WHOLESALE - 0.0%
GROCERY STORES - 0.0%
Supermarkets General Holdings Corp.
 exchangeable pay-in-kind $3.52  20,000  545,000
TECHNOLOGY - 0.0%
ELECTRONICS - 0.0%
Alpine Group, Inc. 8% cumulative  1,018  45,810
TOTAL CONVERTIBLE PREFERRED STOCKS   29,875,760
NONCONVERTIBLE PREFERRED STOCKS - 0.0%
ENERGY - 0.0%
OIL & GAS - 0.0%
Gulf Canada Resources Ltd.,
 Series 1, adj. rate  178,000  515,337
NONDURABLES - 0.0%
HOUSEHOLD PRODUCTS - 0.0%
Revlon Group, Inc., Series B,
 exchangeable $14.875  5,100  504,900
TOTAL NONCONVERTIBLE PREFERRED STOCKS   1,020,237
TOTAL PREFERRED STOCKS
 (Cost $31,201,505)   30,895,997
CORPORATE BONDS - 10.4%
 MOODY'S RATINGS PRINCIPAL
 (UNAUDITED) (C) AMOUNT (B)
CONVERTIBLE BONDS - 8.3%
BASIC INDUSTRIES - 1.8%
CHEMICALS & PLASTICS - 0.7%
Valhi, Inc. liquid yield option
notes 0%, 10/20/07 B1 $ 55,465,000  21,631,350
METALS & MINING - 1.1%
Inco Ltd. 5 3/4%, 7/1/04 Baa2  27,870,000  36,788,400
TOTAL BASIC INDUSTRIES   58,419,750
FINANCE - 4.1%
BANKS - 0.2%
Banco De Galicia Y Buenos Aire
7%, 8/01/02 B1  2,360,000  2,171,200
Bangkok Bank PCL euro
3 1/4%, 3/3/04 (f) -  4,185,000  4,436,100
   6,607,300
CREDIT & OTHER FINANCE - 2.5%
AC International Finance
3%, 6/8/00 -  5,140,000  5,808,200
Cre Fin (Caymen Islands) Ltd.
3%, 11/24/05 (f) -  5,000,000  5,487,500
MBL International Finance Bermuda
Trust 3%, 11/30/02 Aa3  61,860,000  71,448,300
   82,744,000

 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (C) AMOUNT (B) (NOTE 1)
INSURANCE - 1.4%
Chubb Corp. (The) 6%,
5/15/98 Aa3 $ 29,180,000 $ 32,681,600
Fremont General Corp. liquid
yield option notes
0%, 10/12/13 Ba2  8,410,000  4,162,950
Mutual Risk Management Ltd.
exchangeable 0%,
10/30/15 (f) -  20,000,000  8,150,000
   44,994,550
TOTAL FINANCE   134,345,850
HEALTH - 0.1%
MEDICAL EQUIPMENT & SUPPLIES - 0.1%
Phoenix Shannon PLC 9 1/2%,
11/1/00 (f) -  3,310,000  3,310,000
MEDIA & LEISURE - 0.8%
BROADCASTING - 0.6%
Time Warner, Inc. liquid yield
option notes 0%, 12/17/12 Ba1  56,280,000  19,768,350
LEISURE DURABLES & TOYS - 0.2%
Hasbro Corp. 6%, 11/15/98 A3  4,720,000  5,168,400
TOTAL MEDIA & LEISURE   24,936,750
RETAIL & WHOLESALE - 0.7%
DRUG STORES - 0.5%
Rite Aid Corp. liquid yield option
notes 0%, 7/24/06 Baa1  30,020,000  16,773,675
GENERAL MERCHANDISE STORES - 0.2%
General Host Corp.
8%, 2/15/02 B3  7,550,000  6,040,000
RETAIL & WHOLESALE, MISCELLANEOUS - 0.0%
Pier 1 Imports, Inc. exchangeable
8 1/2%, 12/1/00 (e) -  1,000,000  835,000
TOTAL RETAIL & WHOLESALE   23,648,675
SERVICES - 0.0%
ADT Operations, Inc. liquid
yield option notes
0%, 7/6/10 Ba3  896,000  427,840
TECHNOLOGY - 0.1%
COMPUTERS & OFFICE EQUIPMENT - 0.0%
Unisys Corp. 8 1/4%, 8/1/00  B2  350,000  309,313
ELECTRONICS - 0.1%
United Microelectronics Corp.
euro 1 1/4%, 6/8/04 -  1,718,000  2,147,500
TOTAL TECHNOLOGY   2,456,813
UTILITIES - 0.7%
TELEPHONE SERVICES - 0.7%
US West, Inc. liquid yield option
notes 0%, 6/25/11 A3  67,770,000  24,227,775
TOTAL CONVERTIBLE BONDS   271,773,453
CORPORATE BONDS - CONTINUED
 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (C) AMOUNT (B) (NOTE 1)
NONCONVERTIBLE BONDS - 2.1%
CONSTRUCTION & REAL ESTATE - 0.6%
CONSTRUCTION - 0.0%
U.S. Home Corp.
9 3/4%, 6/15/03 Ba3 $ 1,090,000 $ 1,115,888
REAL ESTATE - 0.6%
Henderson Capital International
Ltd. euro 4%, 10/27/96 -  18,770,000  19,145,400
TOTAL CONSTRUCTION & REAL ESTATE   20,261,288
DURABLES - 0.2%
TEXTILES & APPAREL - 0.2%
Alpargatas SA Industrial y Comercial:
 euro 10 1/2%, 10/21/96 -  2,820,000  2,495,700
 9%, 11/26/96 -  4,230,000  3,807,000
Hat Brands, Inc., Series B,
12 5/8%, 9/15/02 -  380,000  399,000
   6,701,700
ENERGY - 0.1%
ENERGY SERVICES - 0.1%
Global Marine, Inc.
12 3/4%, 12/15/99 B1  2,480,000  2,740,400
INDEPENDENT POWER - 0.0%
Consolidated Hydro, Inc.,
Series B, 0%, 7/15/03 (d) -  1,700,000  680,000
TOTAL ENERGY   3,420,400
FINANCE - 0.0%
BANKS - 0.0%
Signet Banking Corp.
9 5/8%, 6/1/99 Baa2  790,000  872,381
MEDIA & LEISURE - 1.1%
BROADCASTING - 0.9%
Chancellor Broadcasting
12 1/2%, 10/1/04 B3  610,000  652,700
Viacom, Inc. 8%, 7/7/06 B1  29,010,000  29,517,675
   30,170,375
LODGING & GAMING - 0.1%
Ballys Grand, Inc. 1st mtg.
10 3/8%, 12/15/03 B1  1,920,000  1,958,400
RESTAURANTS - 0.1%
Host Marriott Travel Plazas, Inc.,
Series B, 9 1/2%, 5/15/05 B1  3,380,000  3,341,975
TOTAL MEDIA & LEISURE   35,470,750
NONDURABLES - 0.0%
BEVERAGES - 0.0%
Dr. Pepper/Seven-Up Companies,
Inc. 0%, 11/1/02 (d) Baa1  870,000  809,100

 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (C) AMOUNT (B) (NOTE 1)
RETAIL & WHOLESALE - 0.0%
APPAREL STORES - 0.0%
Apparel Retailers, Inc.
0%, 8/15/05 (d) Caa $ 1,410,000 $ 817,800
Lamonts Apparel, Inc.
10 1/4%, 11/1/99 (f)(l) -  2,816,000  704,000
   1,521,800
TECHNOLOGY - 0.0%
COMPUTERS & OFFICE EQUIPMENT - 0.0%
Unisys Corp.
9 3/4%, 9/15/96 Ba3  695,000  677,625
TRANSPORTATION - 0.1%
TRUCKING & FREIGHT - 0.1%
MC-Cuernavaca Trust
9 1/4%, 7/25/01 (f) BBB  4,308,191  2,951,111
TOTAL NONCONVERTIBLE BONDS   72,686,155
TOTAL CORPORATE BONDS
 (Cost $331,361,222)   344,459,608
U.S. TREASURY OBLIGATIONS - 22.2%
7 3/4%, 12/31/99 Aaa  64,935,000  70,464,865
5 1/2%, 12/31/00 Aaa  30,000,000  30,154,800
6 1/4%, 2/15/03 Aaa  91,695,000  95,663,560
11 7/8%, 11/15/03 (g) Aaa  51,950,000  72,575,709
12 3/8%, 5/15/04 Aaa  8,510,000  12,320,863
6 1/2%, 8/15/05 Aaa  57,100,000  60,829,201
5 7/8%, 11/15/05 Aaa  29,500,000  30,163,750
11 3/4%, 2/15/10 Aaa  70,770,000  100,913,774
12 3/4%, 11/15/10 Aaa  22,010,000  33,523,871
13 7/8%, 5/15/11 Aaa  31,340,000  51,010,864
14%, 11/15/11 Aaa  7,730,000  12,820,901
6 7/8%, 8/15/25 Aaa  8,750,000  9,868,338
U.S. Treasury Bills, yield at date of
purchase 5.2187%, 3/21/96   158,000,000  156,214,114
TOTAL U.S. TREASURY OBLIGATIONS
 (Cost $719,506,492)   736,524,610
U.S. GOVERNMENT AGENCY -
MORTGAGE-BACKED SECURITIES - 0.0%
Government National Mortgage
Association 8 1/2%, 12/15/16
(cost $152,538) Aaa  142,893  151,198
COMMERCIAL MORTGAGE SECURITIES - 0.0%
CS First Boston Mortgage Securities
Corp. commercial Series 1994-CFB1
Class E, 6.4255%, 1/25/28 (i)
(cost $3,232) Ba2  3,993  3,209
FOREIGN GOVERNMENT OBLIGATIONS (K) - 1.6%
 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (C) AMOUNT (B) (NOTE 1)
Argentina Republic Brady FRB euro
6.8125%, 3/31/05 (i) B2 $ 8,940,000 $ 6,369,750
Brazil Federative Republic IDU euro
6 3/8%, 1/1/01 (i) B1  43,415,000  37,282,608
New Zealand Government
8%, 4/15/04 Aaa NZD 10,500,000  7,161,612
Siderurgica Brasileiras inflation
indexed 6%, 8/15/99 (j) - BRL 18,482,700  2,669,804
TOTAL FOREIGN GOVERNMENT OBLIGATIONS
(Cost $50,413,473)   53,483,774
REPURCHASE AGREEMENTS - 11.7%
 MATURITY
 AMOUNT
Investments in repurchase agreements
 (U.S. Treasury obligations) in a joint
 trading account at 5.91% dated
 12/29/95 due 1/2/96  $ 386,677,752  386,424,000
PURCHASED OPTIONS - 0.8%
  EXPIRATION DATE/ UNDERLYING FACE
  STRIKE PRICE AMOUNT AT VALUE
269,266 Merrill Lynch Capital
 Markets PLC OTC Put Option
 on S&P 500 Apr. 96/577.44 $ 165,849,007  1,190,156
260,000,000 J. Aron and Co.
 OTC Put Option on
 Japanese Yen Feb. 96/94.03  236,187,808  21,814,000
70,000,000 Swiss Bank Corp.
 OTC Put Option on
 Japanese Yen Mar. 96/97.56  65,976,234  3,773,000
TOTAL PURCHASED OPTIONS
(Cost $23,525,293)   26,777,156
TOTAL INVESTMENT IN SECURITIES - 100%
 (Cost $3,107,396,550) $  3,314,573,776
FUTURES CONTRACTS
  EXPIRATION UNDERLYING FACE UNREALIZED
  DATE AMOUNT AT VALUE GAIN/(LOSS)
PURCHASED
1,586 Nikkei 225 Index
Futures Contracts Mar. 1996 $ 159,075,800 $ 8,457,295
THE FACE VALUE OF FUTURES PURCHASED AS A PERCENTAGE OF TOTAL INVESTMENT IN SECURITIES - 4.8%
CURRENCY ABBREVIATIONS
BRL - Brazilian real
CAD - Canadian dollar
NZD - New Zealand dollar
LEGEND
(a) Non-income producing
(b) Principal amount is stated in United States dollars unless otherwise noted.
(c) Standard & Poor's Corporation credit ratings are used in the absence of a rating by Moody's Investors Service, Inc.
(d) Debt obligation initially issued in zero coupon form which converts to coupon form at a specified rate and date.
(e) Restricted securities - Investment in securities not registered under the Securities Act of 1933 (see Note 2 of Notes to Financial Statements). Additional information on each holding is as follows:
  ACQUISITION ACQUISITION
SECURITY DATE COST
Pier 1 Imports, Inc.
 exchangeable 8 1/2%,
 12/1/00  2/14/95 $ 1,020,000
(f) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $55,356,232 or 1.7% of net assets.
(g) Security pledged to cover margin requirements for futures contracts. At the period end, the value of securities pledged amounted to $12,852,676.
(h) Purchased on an installment basis. Market value reflects only those payments made through December 31, 1995. The remaining installments for Falconbridge Ltd., aggregating CAD 23,888,700, are due July 31, 1996 and January 31, 1997. The remaining installment for First NIS Regional Fund, Inc., amounting to $600,000, is due March 1996.
(i) The coupon rate shown on floating or adjustable rate securities represents the rate at period end.
(j) Principal amount shown is original face amount and does not reflect the inflation adjustments.
(k) Some foreign government obligations have not been individually rated by S&P or Moody's. The ratings listed are assigned to securities by FMR, the fund's investment adviser, based principally on S&P and Moody's ratings of the sovereign credit of the issuing government.
(l) Non-income producing - issuer filed for protection under the Federal Bankruptcy Code or is in default of interest payment.
(m) A company in which the fund has ownership of at least 5% of the voting securities is an affiliated company. A summary of the transactions during the period in which the issuers were affiliates is as follows:
 PURCHASE SALES DIVIDEND MARKET
AFFILIATE COST COST INCOME VALUE
Barr Laboratories, Inc.   $ - $ - $ - $22,645,700
Daehan Korean Blue-Chip
 Investment Trust    -  5,027,875  -  -
IVF America, Inc.    131,250  406,875  -  -
Synetic, Inc.    -  -  -  31,480,688
WMS Industries, Inc.    312,588  -  -  21,316,975
   $ 443,838  $5,434,750  - $ 75,443,363

OTHER INFORMATION
Purchases and sales of securities, other than short-term securities, aggregated $6,964,009,493 and $7,132,057,926, respectively, of which U.S. government and government agency obligations aggregated $1,807,998,151 and $1,999,754,181, respectively.
The market value of futures contracts opened and closed during the period amounted to $499,261,361 and $557,177,398, respectively.
The fund placed a portion of its portfolio securities with brokerage firms which are affiliates of Fidelity Management & Research Company. The commissions paid to these affiliated firms were $2,011,688 for the period (see Note 4 of Notes to Financial Statements).
The composition of long-term debt holdings as a percentage of total value of investment in securities, is as follows (ratings are unaudited):
 MOODY'S RATINGS S&P RATINGS
Aaa, Aa, A 21.8% AAA, AA, A 21.8%
Baa 1.7% BBB 2.3%
Ba 0.8% BB 1.5%
B 3.4% B 0.8%
Caa 0.0% CCC 0.2%
Ca, C 0.0% CC, C 0.0%
  D 0.0%
For some foreign government obligations, FMR has assigned the ratings of the sovereign credit of the issuing government.The percentage not rated by either S&P or Moody's amounted to 1.8%.
Distribution of investments by country of issue, as a percentage of total value of investment in securities, is as follows:
United States   69.5%
Japan   17.5
Bermuda   2.2
Brazil   2.1
Canada   1.8
Indonesia   1.2
Others (individually less than 1%)   5.7
TOTAL   100.0%
INCOME TAX INFORMATION
At December 31, 1995, the aggregate cost of investment securities for income tax purposes was $3,110,871,403. Net unrealized appreciation aggregated $203,702,373, of which $237,164,017 related to appreciated investment securities and $33,461,644 related to depreciated investment securities.
VARIABLE INSURANCE PRODUCTS FUND II: ASSET MANAGER PORTFOLIO
FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES
 DECEMBER 31, 1995

ASSETS

Investment in                             $ 3,314,573,776
securities, at
value (including
repurchase
agreements of
$386,424,000)
(cost
$3,107,396,550)
- See
accompanying
schedule

Receivable for                             57,608,395
investments
sold

Receivable for                             2,570,742
fund shares sold

Dividends                                  3,860,516
receivable

Interest receivable                        17,483,191

Receivable for                             713,700
daily variation
on futures
contracts

Other receivables                          69,447

 TOTAL ASSETS                              3,396,879,767

LIABILITIES

Payable to                  $ 2,493,280
custodian bank

Payable for                  58,215,626
investments
purchased

Payable for fund             944,615
shares
redeemed

Accrued                      1,954,094
management
fee

Other payables               427,843
and accrued
expenses

 TOTAL LIABILITIES                         64,035,458

NET ASSETS                                $ 3,332,844,309

Net Assets
consist of:

Paid in capital                           $ 2,914,158,302

Undistributed net                          105,158,635
investment
income

Accumulated                                97,895,425
undistributed
net realized gain
(loss) on
investments and
foreign
currency
transactions

Net unrealized                             215,631,947
appreciation
(depreciation)
on investments
and assets and
liabilities in
foreign
currencies

NET ASSETS, for                           $ 3,332,844,309
211,045,847
shares
outstanding

NET ASSET VALUE,                           $15.79
offering price
and redemption
price per
share
($3,332,844,309
(divided by) 211,045,847
shares)

STATEMENT OF OPERATIONS

 YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME                                                                 $ 34,063,952
Dividends

Interest                                                                           106,493,577

 TOTAL INCOME                                                                      140,557,529

EXPENSES

Management fee                                                     $ 23,174,840

Transfer agent fees                                                 1,545,902

Accounting fees and expenses                                        758,063

Non-interested trustees' compensation                               21,188

Custodian fees and expenses                                         593,323

Audit                                                               266,026

Legal                                                               8,687

Interest                                                            1,636

 Total expenses before reductions                                   26,369,665

 Expense reductions                                                 (588,729       25,780,936
                                                                   )

NET INVESTMENT INCOME                                                              114,776,593

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:

 Investment securities (including realized gain of $4,664,757       114,027,551
on sales of investments in
affiliated issues)

 Foreign currency transactions                                      7,982,127

 Futures contracts                                                  (13,257,156    108,752,522
                                                                   )

Change in net unrealized appreciation (depreciation) on:

 Investment securities                                              271,006,736

 Assets and liabilities in foreign currencies                       2,779,825

 Futures contracts                                                  10,958,183     284,744,744

NET GAIN (LOSS)                                                                    393,497,266

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                   $ 508,273,859


STATEMENT OF CHANGES IN NET ASSETS
INCREASE (DECREASE) IN NET ASSETS   YEAR ENDED     YEAR ENDED
                                    DECEMBER 31,   DECEMBER 31,
                                    1995           1994


Operations                                     $ 114,776,593     $ 124,688,325
Net investment income

 Net realized gain (loss)                       108,752,522       (68,906,291)

 Change in net unrealized appreciation          284,744,744       (250,445,476)
(depreciation)

 NET INCREASE (DECREASE) IN NET ASSETS          508,273,859       (194,663,442)
RESULTING FROM OPERATIONS

Distributions to shareholders                   (67,894,650)      (50,526,762)
From net investment income

 From net realized gain                         -                 (79,199,683)

 TOTAL DISTRIBUTIONS                            (67,894,650)      (129,726,445)

Share transactions                              239,926,948       1,290,034,795
Net proceeds from sales of shares

 Reinvestment of distributions                  67,894,650        129,726,445

 Cost of shares redeemed                        (705,883,879)     (227,536,355)

 NET INCREASE (DECREASE) IN NET ASSETS          (398,062,281)     1,192,224,885
RESULTING FROM SHARE TRANSACTIONS

  TOTAL INCREASE (DECREASE) IN NET ASSETS       42,316,928        867,834,998

NET ASSETS

 Beginning of period                            3,290,527,381     2,422,692,383

 End of period (including undistributed net    $ 3,332,844,309   $ 3,290,527,381
investment income of $105,158,635 and
$117,158,735, respectively)

OTHER INFORMATION
Shares

 Sold                                           16,731,500        88,946,611

 Issued in reinvestment of distributions        5,014,376         8,660,857

 Redeemed                                       (49,259,550)      (16,144,437)

 Net increase (decrease)                        (27,513,674)      81,463,031



SEE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


FINANCIAL HIGHLIGHTS

                          YEARS ENDED DECEMBER 31,

SELECTED PER-SHARE DATA   1995                       1994   1993 C   1992   1991



Net asset value, beginning of period             $ 13.79       $ 15.42       $ 13.32       $ 12.55     $ 10.24

Income from Investment Operations

 Net investment income                            .30           .45           .33           .32         .35

 Net realized and unrealized gain (loss)          1.99          (1.33)        2.39          1.09        1.96

 Total from investment operations                 2.29          (.88)         2.72          1.41        2.31

Less Distributions                                (.29)         (.29)         (.33)         (.31)       -
From net investment income

 In excess of net investment income               -             -             (.04)         -           -

 From net realized gain                           -             (.46)         (.25)         (.33)       -

 Total distributions                              (.29)         (.75)         (.62)         (.64)       -

Net asset value, end of period                   $ 15.79       $ 13.79       $ 15.42       $ 13.32     $ 12.55

TOTAL RETURN  A, B                                16.96%        (6.09)%       21.23%        11.71%      22.56%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)          $ 3,332,844   $ 3,290,527   $ 2,422,692   $ 731,724   $ 193,518

Ratio of expenses to average net assets           .81%          .81%          .88%          .91%        1.08%

Ratio of expenses to average net assets after     .79% D        .80%          .88%          .91%        1.08%
expense reductions                                             D

Ratio of net investment income to average net     3.54%         4.07%         3.64%         4.89%       5.89%
assets

Portfolio turnover rate                           256%          85%           113%          92%         110%





A TOTAL RETURNS DO NOT REFLECT CHARGES ATTRIBUTABLE TO YOUR INSURANCE
COMPANY'S SEPARATE ACCOUNT. INCLUSION OF THOSE CHARGES
WOULD REDUCE THE TOTAL RETURNS SHOWN.
B THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT
BEEN REDUCED DURING THE PERIODS SHOWN (SEE NOTE 6 OF
NOTES TO FINANCIAL STATEMENTS).
C EFFECTIVE JANUARY 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION
93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL
STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF
CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES."
AS A RESULT, NET INVESTMENT INCOME PER SHARE MAY REFLECT CERTAIN
RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
D FMR HAS DIRECTED CERTAIN PORTFOLIO TRADES TO BROKERS WHO PAID A
PORTION OF THE FUND'S EXPENSES (SEE NOTE 6 OF NOTES TO
FINANCIAL STATEMENTS).


VARIABLE INSURANCE PRODUCTS FUND II: INDEX 500 PORTFOLIO
PERFORMANCE AND INVESTMENT SUMMARY


PERFORMANCE
There are several ways to evaluate a fund's historical performance: total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. A fund's total return includes changes in a fund's share price, plus reinvestment of any dividends (income) and capital gains (the profits the fund earns when it sells securities that have grown in value).
AVERAGE ANNUAL TOTAL RETURNS
PERIODS ENDED DECEMBER 31, 1995    PAST 1   LIFE OF
                                   YEAR     FUND

INDEX 500                          37.19%   15.44%

S&P 500                            37.58%   15.79%

AVERAGE ANNUAL RETURNS take the fund's actual (or cumulative) return and show you what would have happened if the fund had performed at a constant rate each year.

UNDERSTANDING PERFORMANCE
How a fund did yesterday is no guarantee of how
it will do tomorrow. The stock market, for example,
has a history of growth in the long run and volatility
in the short run. In turn, the share price and return
of a fund that invests in stocks will vary. That
means if you sell your shares during a market
downturn, you might lose money. But if you can
ride out the market's ups and downs, you may
have a gain.
(checkmark)
You can compare the fund's returns to the performance of the Standard & Poor's Composite Index of 500 Stocks - a common proxy for the U.S. stock market. This benchmark includes reinvested dividends and capital gains, if any.
Figures for more than one year assume a steady compounded rate of return and are not the fund's year-by-year results, which fluctuated over the periods shown. The life of fund figures are from commencement of operations, August 27, 1992.
If Fidelity had not reimbursed certain fund expenses, the past one year and life of fund return figures would have been lower.
PERFORMANCE NUMBERS ARE NET OF ALL FUND OPERATING EXPENSES, BUT DO NOT INCLUDE ANY INSURANCE CHARGES IMPOSED BY YOUR INSURANCE COMPANY'S SEPARATE ACCOUNT. IF PERFORMANCE INFORMATION INCLUDED THE EFFECT OF THESE ADDITIONAL CHARGES, THE TOTAL RETURNS WOULD BE LOWER.
Past performance is no guarantee of future results. Principal and investment return will vary and you may have a gain or loss when you withdraw your money.
$10,000 OVER LIFE OF FUND
                VIP II:  IndStandard
       08/27/92       10000 10000.00
       08/31/92       10014 10018.36
       09/30/92       10130 10136.58
       10/31/92       10152 10172.06
       11/30/92       10498 10518.92
       12/31/92  10630.6733 10648.31
       01/31/93 10707.47284 10737.75
       02/28/93 10856.69959 10883.79
       03/31/93 11095.84287 11113.43
       04/30/93 10822.24675 10844.49
       05/31/93 11103.94942 11135.12
       06/30/93 11132.32236 11167.41
       07/31/93 11081.65641 11122.74
       08/31/93 11501.17047 11544.30
       09/30/93 11407.94512 11455.40
       10/31/93 11641.00849 11692.53
       11/30/93 11527.51676 11581.45
       12/31/93 11666.05748 11721.59
       01/31/94 12059.53054 12120.12
       02/28/94 11732.95337 11791.67
       03/31/94 11223.46308 11277.55
       04/30/94 11357.64982 11421.90
       05/31/94 11533.76992 11609.22
       06/30/94 11252.81643 11324.80
       07/31/94 11623.92664 11696.25
       08/31/94 12087.29024 12175.80
       09/30/94 11793.75674 11877.49
       10/31/94 12055.84022 12144.73
       11/30/94 11617.63664 11702.42
       12/31/94 11787.46674 11875.97
       01/31/95 12099.87025 12183.91
       02/28/95 12563.63609 12658.72
       03/31/95 12931.01885 13032.28
       04/30/95 13311.21729 13416.08
       05/31/95 13834.52413 13952.32
       06/30/95 14148.50823 14276.43
       07/31/95 14620.55237 14749.84
       08/31/95 14656.86345 14786.86
       09/30/95 15269.88004 15410.86
       10/31/95 15218.61733 15355.85
       11/30/95 15880.76068 16029.97
       12/29/95 16171.24937 16338.71

Let's say you invested $10,000 in Index 500 Portfolio on August 27, 1992, when the fund started. By December 31, 1995, your investment would have grown to $16,171 - a 61.71% increase. With reinvested dividends and capital gains, if any, a $10,000 investment in the S&P 500 would have grown to $16,339 over the same period - a 63.39% increase.
INVESTMENT SUMMARY
TOP TEN STOCKS AS OF DECEMBER 31, 1995
                                        % OF FUND'S
                                        INVESTMENTS

General Electric Co.                    2.4

AT&T Corp.                              2.0

Exxon Corp.                             2.0

Coca-Cola Co. (The)                     1.8

Merck & Co., Inc.                       1.6

Philip Morris Companies, Inc.           1.5

Royal Dutch Petroleum Co.               1.5

Procter & Gamble Co.                    1.1

Johnson & Johnson                       1.1

International Business Machines Corp.   1.0

TOP TEN MARKET SECTORS AS OF DECEMBER 31, 1995
                                   % OF FUND'S
                                   INVESTMENTS

Utilities                          11.8

Finance                            11.8

Nondurables                        10.4

Health                             9.8

Technology                         9.6

Energy                             8.2

Basic Industries                   6.1

Industrial Machinery & Equipment   4.8

Media & Leisure                    4.2

Retail & Wholesale                 4.2

VARIABLE INSURANCE PRODUCTS FUND II: INDEX 500 PORTFOLIO
FUND TALK: THE MANAGER'S OVERVIEW




An interview with
Jennifer Farrelly,
Portfolio Manager of
Index 500 Portfolio
Q. HOW DID THE FUND PERFORM, JENNIFER?
A. For the 12-month period ended December 31, 1995, the fund performed in line with the 37.58% return of the Standard & Poor's Composite Index of 500 Stocks. Of course, the fund's total return is slightly lower than the index due to management expenses.
Q. PEOPLE HAVE HEARD AND READ SO MANY DIFFERENT OPINIONS ON WHY THE U.S. STOCK MARKET PERFORMED SO WELL. IN YOUR OPINION, WHAT WERE THE MOST IMPORTANT FACTORS IN THE 1995 RALLY?
A. Falling interest rates and growing corporate profits played a big part in this year's rally. The Federal Reserve Board eased short-term interest rates twice - in July and December. These actions were a confirmation that the economy was growing at a slow but steady pace with relatively low inflation. Lower interest rates were important to the equity market because they indicated corporate borrowing costs would be less of a burden on profits.
Q. WAS THERE ANYTHING ELSE THAT ADDED TO THE BULLISH SENTIMENT IN THE
MARKET?
A. The flurry of initial public offerings - particularly the eye-popping leaps in the prices of technology-related issues - helped to confirm the market's strong demand for equities. It was also a record year for mergers and acquisitions, as more than $400 billion in deals were announced. I should point out that much of this year's M&A activity involved S&P 500 companies. These included Walt Disney's agreement to purchase Capital Cities/ABC, Westinghouse's decision to buy CBS, the proposed merger of money-center banks Chase and Chemical, regional bank Fleet Financial's acquisition of rival Shawmut, the announced merger of Bank of Boston with cross-town retail specialist BayBanks, and Kimberly Clark's agreement to buy rival Scott Paper.
Q. CORPORATE SPIN-OFFS HAD A BIG IMPACT ON THE S&P 500 AS WELL. . .
A. They certainly did. Like M&A activity, it was also a record year for corporate spin-offs and restructuring. AT&T broke off into three units during 1995, while ITT Corp. and Minnesota Mining & Manufacturing made similar announcements. Additionally, in a long anticipated move, General Motors announced it would spin off its computer subsidiary, Electronic Data Systems.
Q. AS YOU NOTED AT THE END OF JUNE, HIGH-TECH COMPANY STOCKS HAVE HAD A BANNER YEAR. IT CERTAINLY APPEARS, THOUGH, THAT THEY BEGAN TO LOSE SOME OF THEIR LUSTER IN THE FOURTH QUARTER. . .
A. Stocks of large semiconductor firms held the spotlight for most of the year and really seemed to drive the performance of other technology-related stocks. Beginning in the second quarter, some semiconductor and software firms began reporting earnings below analysts' estimates. Additionally, in the fourth quarter, some semiconductor companies showed continued weakness in earnings. I should point out, however, that many software and personal computer stocks were able to perform well despite weakness in the technology sector.
Q. ASIDE FROM TECHNOLOGY, WHAT WERE SOME OTHER SECTORS THAT PERFORMED WELL?
A. Demand was high for consumer nondurables - or less economically sensitive stocks. This benefited health care stocks and pharmaceutical companies. Following the trend toward consumer nondurables was a resurgence in biotechnology and medical device companies. These stocks were also helped by a large number of approvals from the Food and Drug Administration. Additionally, the financial sector - particularly money-center banks - was the beneficiary of the increased loan activity and investing that goes along with lower interest rates.
Q. WERE THERE ANY DISAPPOINTMENTS?
A. Cyclical - or economically sensitive - stocks underperformed as the economy slowed this year. These stocks generally do well in the first stages of a recovery. One widely publicized underperforming sector has also been the retail sector. The combination of several high-profile bankruptcies, intense competition and a slow Christmas season hurt retail stocks.
Q. WHAT'S YOUR OUTLOOK?
A. History has shown that the stock market generally has not been able to sustain this level of growth for two years in a row. That said, however, should the economy continue to grow at a sustainable pace and corporate earnings remain fairly strong, the equity markets should show some positive returns.
THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.


FUND FACTS
GOAL: high total return with reduced risk over the long term by allocating assets among stocks, bonds and short-term instruments anywhere in the world
START DATE: September 6, 1989
SIZE: as of December 31, 1995, more than $3.3 billion
MANAGER: Andy Offit, since February 1995;
joined Fidelity in 1987
(checkmark)
VARIABLE INSURANCE PRODUCTS FUND II: INDEX 500 PORTFOLIO
INVESTMENTS DECEMBER 31, 1995

Showing Percentage of Total Value of Investment in Securities


COMMON STOCKS - 90.0%
 SHARES VALUE (NOTE 1)
AEROSPACE & DEFENSE - 1.7%
AEROSPACE & DEFENSE - 1.3%
Boeing Co.   16,500 $ 1,293,129
Lockheed Martin Corp.   9,693  765,747
McDonnell Douglas Corp.   5,500  506,000
Northrop Grumman Corp.   2,300  147,200
Rockwell International Corp.   10,500  555,188
  3,267,264
DEFENSE ELECTRONICS - 0.3%
Loral Corp.   8,300  293,613
Raytheon Co.   11,800  557,550
  851,163
SHIP BUILDING & REPAIR - 0.1%
General Dynamics Corp.   3,100  183,288
TOTAL AEROSPACE & DEFENSE   4,301,715
BASIC INDUSTRIES - 6.1%
CHEMICALS & PLASTICS - 3.3%
Air Products & Chemicals, Inc.   5,300  279,575
Avery Dennison Corp.   2,500  125,313
Dow Chemical Co.   13,000  914,875
du Pont (E.I.) de Nemours & Co.   26,600  1,858,675
Eastman Chemical Co.   3,975  248,934
Engelhard Corp.   6,800  147,900
FMC Corp. (a)  1,700  114,963
Goodrich (B.F.) Company  1,300  88,563
Grace (W.R.) & Co.   4,600  271,975
Great Lakes Chemical Corp.   3,200  230,400
Hercules, Inc.   5,300  298,788
Minnesota Mining & Manufacturing Co.  20,100  1,331,625
Monsanto Co.   5,600  686,000
Morton International, Inc.   7,200  258,300
Nalco Chemical Co.   3,300  99,413
PPG Industries, Inc.   9,800  448,350
Praxair, Inc.   6,700  225,288
Raychem Corp.   1,900  108,063
Rohm & Haas Co.   3,300  212,438
Union Carbide Corp.   6,500  243,750
  8,193,188
IRON & STEEL - 0.3%
Armco, Inc. (a)  5,100  29,963
Bethlehem Steel Corp.  (a)  5,400  75,600
Inland Steel Industries, Inc.   2,400  60,300
Nucor Corp.   4,300  245,638
USX-U.S. Steel Group  4,000  123,000
Worthington Industries, Inc.   4,450  92,616
  627,117
METALS & MINING - 0.7%
Alcan Aluminium Ltd.   10,757  334,099
Aluminum Co. of America  8,500  449,438
ASARCO, Inc.   2,100  67,200
Cyprus Amax Minerals Co.   4,550  118,869
Freeport-McMoRan Copper & Gold, Inc.
 Class B  9,700  272,813
Inco Ltd.   5,336  176,485
Phelps Dodge Corp.   3,400  211,650
Reynolds Metals Co.   3,100  175,538
  1,806,092

 SHARES VALUE (NOTE 1)
PACKAGING & CONTAINERS - 0.3%
Ball Corp.   1,500 $ 41,250
Bemis Co., Inc.   2,400  61,500
Corning, Inc.   11,100  355,200
Crown Cork & Seal Co., Inc. (a)  4,400  183,700
  641,650
PAPER & FOREST PRODUCTS - 1.5%
Boise Cascade Corp.   2,200  76,175
Champion International Corp.   4,700  197,400
Federal Paper Board Co., Inc.   2,200  114,125
Georgia-Pacific Corp.   4,300  295,088
International Paper Co.   12,300  465,863
James River Corp.  3,900  94,088
Kimberly-Clark Corp.   13,416  1,110,174
Louisiana-Pacific Corp.   5,100  123,675
Mead Corp.   2,500  130,625
Potlatch Corp.   1,500  60,000
Stone Container Corp.   4,600  66,125
Temple-Inland, Inc.   2,600  114,725
Union Camp Corp.   3,300  157,163
Westvaco Corp.   4,950  137,363
Weyerhaeuser Co.   9,700  419,525
Willamette Industries, Inc.   2,700  151,875
  3,713,989
TOTAL BASIC INDUSTRIES   14,982,036
CONGLOMERATES - 1.0%
Allied-Signal, Inc.   13,700  650,750
Crane Co.   1,400  51,625
Dial Corp. (The)  4,400  130,350
Harris Corp.   1,800  98,325
ITT Industries, Inc.   5,500  132,000
Teledyne, Inc.   2,600  66,625
Textron, Inc.   4,000  270,000
Tyco International Ltd.   7,400  263,625
United Technologies Corp.   6,000  569,250
Whitman Corp.   5,100  118,575
  2,351,125
CONSTRUCTION & REAL ESTATE - 0.4%
BUILDING MATERIALS - 0.2%
Armstrong World Industries, Inc.   1,300  80,600
Masco Corp.   7,700  241,588
Owens-Corning Fiberglas Corp. (a)  2,500  112,188
Sherwin-Williams Co.   4,000  163,000
  597,376
CONSTRUCTION - 0.0%
Centex Corp.   1,400  48,650
Kaufman & Broad Home Corp.   1,600  23,800
Morrison-Knudsen Corp.   1,500  6,375
Pulte Corp.   1,200  40,350
  119,175
ENGINEERING - 0.2%
EG & G, Inc.   2,600  63,050
Fluor Corp.   3,900  257,400
Foster Wheeler Corp.   2,000  85,000
  405,450
TOTAL CONSTRUCTION & REAL ESTATE   1,122,001
COMMON STOCKS - CONTINUED
 SHARES VALUE (NOTE 1)
DURABLES - 3.3%
AUTOS, TIRES, & ACCESSORIES - 2.6%
Chrysler Corp.   18,300 $ 1,013,363
Cooper Tire & Rubber Co.   4,100  100,963
Cummins Engine Co., Inc.   2,000  74,000
Dana Corp.   4,800  140,400
Eaton Corp.   3,800  203,775
Echlin, Inc.   2,800  102,200
Ford Motor Co.   51,700  1,499,300
General Motors Corp.   35,978  1,902,337
Genuine Parts Co.   5,800  237,800
Goodyear Tire & Rubber Co.   7,400  335,775
Johnson Controls, Inc.   1,900  130,625
NACCO Industries, Inc. Class A  500  27,750
Navistar International Corp. (a)  3,670  38,535
PACCAR, Inc.   1,945  81,933
Pep Boys Manny, Moe & Jack  2,900  74,313
Snap-on Tools Corp.   1,700  76,925
TRW, Inc.   3,200  248,000
  6,287,994
CONSUMER ELECTRONICS - 0.3%
Black & Decker Corp.   4,200  148,050
Maytag Co.   5,100  103,275
Newell Co.   7,700  199,238
Whirlpool Corp.   3,600  191,700
  642,263
TEXTILES & APPAREL - 0.4%
Fruit of the Loom, Inc. Class A (a)  3,700  90,188
Liz Claiborne, Inc.   3,700  102,675
NIKE, Inc. Class B  6,800  473,450
Reebok International Ltd.   3,700  104,525
Russell Corp.   1,800  49,950
Springs Industries, Inc. Class A  900  37,238
Stride Rite Corp.   2,400  18,000
VF Corp.   3,000  158,250
  1,034,276
TOTAL DURABLES   7,964,533
ENERGY - 8.2%
COAL - 0.0%
Eastern Enterprises Co.   900  31,725
ENERGY SERVICES - 0.7%
Baker Hughes, Inc.   6,700  163,313
Dresser Industries, Inc.   8,700  212,063
Halliburton Co.   5,400  273,375
Helmerich & Payne, Inc.   1,100  32,725
McDermott International, Inc.   2,700  59,400
Rowan Companies, Inc. (a)  4,100  40,488
Schlumberger Ltd.   11,700  810,225
  1,591,589
OIL & GAS - 7.5%
Amerada Hess Corp.   4,400  233,200
Amoco Corp.   23,900  1,717,813
Ashland, Inc.   3,000  105,375
Atlantic Richfield Co.   7,800  863,850
Burlington Resources, Inc.   6,000  235,500
Chevron Corp.   31,400  1,648,500
Coastal Corp. (The)  5,100  189,975
Exxon Corp.   59,600  4,775,450
Kerr-McGee Corp.   2,400  152,400
Louisiana Land & Exploration Co.   1,700  72,888

 SHARES VALUE (NOTE 1)
Mobil Corp.   19,100 $ 2,139,200
Occidental Petroleum Corp.   15,200  324,900
Oryx Energy Co. (a)  4,900  65,538
Pennzoil Co.   2,300  97,175
Phillips Petroleum Co.   12,500  426,563
Royal Dutch Petroleum Co.   25,700  3,626,913
Santa Fe Energy Resources, Inc. (a)  4,400  42,350
Sun Company, Inc.   3,700  101,288
Texaco, Inc.   12,400  973,400
USX-Marathon Group  14,200  276,900
Unocal Corp.   11,765  342,656
  18,411,834
TOTAL ENERGY   20,035,148
FINANCE - 11.8%
BANKS - 5.5%
Banc One Corp.   18,860  711,965
Bank of Boston Corp.   5,436  251,415
Bank of New York Co., Inc.   9,300  453,375
BankAmerica Corp.   17,900  1,159,025
Bankers Trust New York Corp.   3,700  246,050
Barnett Banks, Inc.   4,600  271,400
Boatmen's Bancshares, Inc.   6,100  249,338
Chase Manhattan Corp.   8,382  508,159
Chemical Banking Corp.   12,200  716,750
Citicorp  20,362  1,369,345
Comerica, Inc.   5,600  224,700
CoreStates Financial Corp.   6,700  253,763
First Bank System, Inc.   6,600  327,525
First Fidelity Bancorporation  3,756  283,109
First Interstate Bancorp  3,600  491,400
First Union Corp.   8,246  458,684
Fleet Financial Group, Inc.   11,374  463,491
KeyCorp.   11,007  399,004
Mellon Bank Corp.   7,100  381,625
Morgan (J.P.) & Co., Inc.   9,100  730,275
National City Corp.   7,159  237,142
NationsBank Corp.   13,117  913,271
Norwest Corp.   16,900  557,700
PNC Financial Corp.   11,100  357,975
Republic New York Corp.   2,600  161,525
SunTrust Banks, Inc.   5,400  369,900
U.S. Bancorp  4,800  161,400
Wachovia Corp.   8,300  379,725
Wells Fargo & Co.   2,400  518,400
  13,607,436
CREDIT & OTHER FINANCE - 1.2%
American Express Co.   23,379  967,306
Beneficial Corp.   2,600  121,225
Dean Witter Discover & Co.   8,058  378,726
First Chicago NBD Corp.   15,159  598,781
Household International, Inc.   4,610  272,566
MBNA Corp.   7,200  265,500
Transamerica Corp.   3,229  235,313
  2,839,417
FEDERAL SPONSORED CREDIT - 1.0%
Federal Home Loan
 Mortgage Corp.   8,600  718,100
Federal National
 Mortgage Association  13,200  1,638,450
  2,356,550
COMMON STOCKS - CONTINUED
 SHARES VALUE (NOTE 1)
FINANCE - CONTINUED
INSURANCE - 3.5%
Aetna Life & Casualty Co.   5,500 $ 380,875
Alexander & Alexander Services, Inc.   2,200  41,800
Allstate Corp.   21,621  889,164
American General Corp.   9,900  345,263
American International Group, Inc.   22,875  2,115,938
CIGNA Corp.   3,400  351,050
Chubb Corp. (The)  4,100  396,675
General Re Corp.   4,000  620,000
ITT Hartford Group, Inc.   5,500  266,063
Jefferson Pilot Corp.   3,300  153,450
Lincoln National Corp.   4,900  263,375
Loews Corp.   5,600  438,900
Marsh & McLennan Companies, Inc.   3,400  301,750
Providian Corp.   4,500  183,375
SAFECO Corp.   6,100  210,450
St. Paul Companies, Inc. (The)  4,000  222,500
Torchmark Corp.   3,500  158,375
Travelers, Inc. (The)  15,417  969,344
UNUM Corp.   3,400  187,000
USF&G Corp.   5,300  89,438
USLIFE Corp.   1,575  47,053
  8,631,838
SAVINGS & LOANS - 0.2%
Ahmanson (H.F.) & Co.   5,700  151,050
Golden West Financial Corp.   2,900  160,225
Great Western Financial Corp.   6,650  169,575
  480,850
SECURITIES INDUSTRY - 0.4%
Merrill Lynch & Co., Inc.   8,400  428,400
Morgan Stanley Group, Inc.   3,600  290,250
Salomon, Inc.   5,200  184,600
  903,250
TOTAL FINANCE   28,819,341
HEALTH - 9.8%
DRUGS & PHARMACEUTICALS - 5.9%
Allergan, Inc.   3,000  97,500
ALZA Corp. Class A (a)  3,900  96,525
American Home Products Corp.   14,800  1,435,600
Amgen, Inc. (a)  12,800  760,000
Bristol-Myers Squibb Co.   24,300  2,086,763
Lilly (Eli) & Co.   26,596  1,496,025
Merck & Co., Inc.   59,500  3,912,125
Pharmacia & Upjohn, Inc.   24,260  940,075
Pfizer, Inc.   30,400  1,915,200
Schering-Plough Corp.   17,800  974,550
Sigma Aldrich Corp.   2,300  113,850
Warner-Lambert Co.   6,400  621,600
  14,449,813
MEDICAL EQUIPMENT & SUPPLIES - 2.8%
Abbott Laboratories  38,200  1,594,850
Bard (C.R.), Inc.   2,600  83,850
Bausch & Lomb, Inc.   2,800  110,950
Baxter International, Inc.   13,200  552,750
Becton, Dickinson & Co.   3,100  232,500
Biomet, Inc. (a)  5,600  100,100
Boston Scientific Corp. (a)  7,700  377,300
Johnson & Johnson  31,100  2,662,938
Mallinckrodt Group, Inc.   3,600  130,950

 SHARES VALUE (NOTE 1)
Medtronic, Inc.   11,100 $ 620,213
Millipore Corp.   2,200  90,475
Pall Corp.   5,400  145,125
St. Jude Medical, Inc. (a)  3,450  148,350
U.S. Surgical Corp.   2,800  59,850
  6,910,201
MEDICAL FACILITIES MANAGEMENT - 1.1%
Beverly Enterprises, Inc. (a)  4,800  51,000
Columbia/HCA Healthcare Corp.   21,375  1,084,781
Community Psychiatric Centers  2,000  24,500
Humana, Inc.   7,700  210,788
Manor Care, Inc.   2,900  101,500
Tenet Healthcare Corp. (a)  9,700  201,275
United HealthCare Corp.   8,400  550,200
U.S. Healthcare, Inc.   7,300  339,450
  2,563,494
TOTAL HEALTH   23,923,508
HOLDING COMPANIES - 0.3%
CINergy Corp.   7,413  227,023
Norfolk Southern Corp.   6,200  492,125
  719,148
INDUSTRIAL MACHINERY & EQUIPMENT - 4.8%
ELECTRICAL EQUIPMENT - 3.1%
Emerson Electric Co.   10,700  874,725
General Electric Co.   81,300  5,853,600
General Signal Corp.   2,200  71,225
Grainger (W.W.), Inc.   2,500  165,625
Honeywell, Inc.   6,200  301,475
Scientific-Atlanta, Inc.   3,600  54,000
Westinghouse Electric Corp.   18,900  311,850
  7,632,500
INDUSTRIAL MACHINERY & EQUIPMENT - 1.2%
Briggs & Stratton Corp.   1,500  65,063
Caterpillar, Inc.   9,500  558,125
Cincinnati Milacron, Inc.   1,700  44,625
Cooper Industries, Inc.   5,246  192,791
Deere & Co.   11,400  401,850
Dover Corp.   5,500  202,813
Giddings & Lewis, Inc.   1,700  28,050
Harnischfeger Industries, Inc.   2,400  79,800
Illinois Tool Works, Inc.   5,700  336,300
Ingersoll-Rand Co.   5,000  175,625
Parker-Hannifin Corp.   3,450  118,163
Stanley Works  2,200  113,300
Tenneco, Inc.   8,600  426,775
Timken Co.   1,400  53,550
TRINOVA Corp.   1,300  37,213
Varity Corp. (a)  1,900  70,538
  2,904,581
POLLUTION CONTROL - 0.5%
Browning-Ferris Industries, Inc.   10,300  303,850
Laidlaw, Inc. Class B  14,200  143,108
Ogden Corp.   2,400  51,300
Safety Kleen Corp.   2,700  42,188
WMX Technologies, Inc.   23,200  693,100
Zurn Industries, Inc.   600  12,825
  1,246,371
TOTAL INDUSTRIAL MACHINERY & EQUIPMENT   11,783,452
COMMON STOCKS - CONTINUED
 SHARES VALUE (NOTE 1)
MEDIA & LEISURE - 4.2%
BROADCASTING - 1.3%
Capital Cities/ABC, Inc.   7,300 $ 900,638
Comcast Corp. Class A  special  11,450  208,247
TCI Group Class A  31,400  624,075
Time Warner, Inc.   18,517  701,331
Viacom, Inc. Class B (non-vtg.) (a)  17,400  824,325
  3,258,616
ENTERTAINMENT - 0.6%
Disney (Walt) Co.   25,100  1,480,900
King World Productions, Inc. (a)  1,700  66,088
  1,546,988
LEISURE DURABLES & TOYS - 0.3%
Brunswick Corp.   4,700  112,800
Fleetwood Enterprises, Inc.   1,800  46,350
Hasbro, Inc.   4,300  133,300
Mattel, Inc.   10,581  325,366
Outboard Marine Corp.   900  18,338
  636,154
LODGING & GAMING - 0.3%
Bally Entertainment Corp.  2,200  30,800
Harrah's Entertainment, Inc.   5,000  121,250
Hilton Hotels Corp.   2,400  147,600
ITT Corp.   5,500  291,500
Marriott International, Inc.   6,100  233,325
  824,475
PUBLISHING - 1.0%
American Greetings Corp. Class A  3,500  96,688
Dow Jones & Co., Inc.   4,700  187,413
Dun & Bradstreet Corp.   8,200  530,950
Gannett Co., Inc.   6,800  417,350
Harcourt General, Inc.   3,400  142,375
Knight-Ridder, Inc.   2,300  143,750
McGraw-Hill, Inc.   2,300  200,388
Meredith Corp.   1,400  58,625
New York Times Co. (The) Class A  4,700  139,238
Times Mirror Co. Class A  5,300  179,538
Tribune Co.   3,200  195,600
  2,291,915
RESTAURANTS - 0.7%
Darden Restaurants, Inc.   7,500  89,063
Luby's Cafeterias, Inc.   1,200  26,700
McDonald's Corp.   33,300  1,502,663
Ryan's Family Steak Houses, Inc. (a)  2,600  18,200
Shoney's, Inc. (a)  1,900  19,475
Wendy's International, Inc.   5,000  106,250
  1,762,351
TOTAL MEDIA & LEISURE   10,320,499
NONDURABLES - 10.4%
AGRICULTURE - 0.1%
Pioneer Hi-Bred International, Inc.   4,100  228,063
BEVERAGES - 3.3%
Anheuser-Busch Companies, Inc.   12,200  815,875
Brown-Forman Corp. Class B  3,400  124,100
Coca-Cola Company (The)  60,500  4,492,125
Coors (Adolph) Co. Class B  1,900  42,038
PepsiCo, Inc.   37,900  2,117,663
Seagram Co. Ltd.   17,800  613,186
  8,204,987

 SHARES VALUE (NOTE 1)
FOODS - 2.5%
Archer-Daniels-Midland Co.   25,961 $ 467,298
CPC International, Inc.   7,100  487,238
Campbell Soup Co.   11,900  714,000
ConAgra, Inc.   11,800  486,750
General Mills, Inc.   7,700  444,675
Heinz (H.J.) Co.   17,450  578,031
Hershey Foods Corp.   3,800  247,000
Kellogg Co.   10,600  818,850
Quaker Oats Co.   6,500  224,250
Ralston Purina Co.   5,100  318,113
Sara Lee Corp.   23,100  736,313
Sysco Corp.   8,700  282,750
Wrigley (Wm.) Jr. Co.  5,500  288,750
  6,094,018
HOUSEHOLD PRODUCTS - 2.7%
Alberto Culver Co. Class B  1,400  48,125
Avon Products, Inc.   3,200  241,200
Clorox Co.   2,500  179,063
Colgate-Palmolive Co.   6,900  484,725
Gillette Co.   21,400  1,115,475
International Flavors & Fragrances, Inc.   5,400  259,200
Premark International, Inc.   3,100  156,938
Procter & Gamble Co.   33,100  2,747,300
Rubbermaid, Inc.   7,500  191,250
Unilever NV ADR  7,600  1,069,700
  6,492,976
TOBACCO - 1.8%
American Brands, Inc.   9,000  401,625
Philip Morris Companies, Inc.   40,300  3,647,150
UST, Inc.   9,300  310,388
  4,359,163
TOTAL NONDURABLES   25,379,207
PRECIOUS METALS - 0.5%
Barrick Gold Corp.   16,900  445,927
Echo Bay Mines Ltd.   5,500  57,445
Homestake Mining Co.   6,700  104,688
Newmont Mining Corp.   4,224  191,136
Placer Dome, Inc.   11,400  275,736
Santa Fe Pacific Gold Corp.   6,220  75,418
  1,150,350
RETAIL & WHOLESALE - 4.2%
APPAREL STORES - 0.3%
Brown Group, Inc.   800  11,400
Charming Shoppes, Inc.   5,000  14,375
Gap, Inc.   7,000  294,000
Limited, Inc. (The)  17,200  298,850
Melville Corp.   5,100  156,825
TJX Companies, Inc.   3,400  64,175
  839,625
DRUG STORES - 0.2%
Long Drug Stores, Inc.   1,000  47,875
Rite Aid Corp.   4,100  140,425
Walgreen Co.   11,900  355,513
  543,813
GENERAL MERCHANDISE STORES - 2.3%
Dayton Hudson Corp.   3,500  262,500
Dillard Department Stores, Inc. Class A  5,500  156,750
COMMON STOCKS - CONTINUED
 SHARES VALUE (NOTE 1)
RETAIL & WHOLESALE - CONTINUED
GENERAL MERCHANDISE STORES - CONTINUED
Federated Department Stores, Inc. (a)  9,800 $ 269,500
K mart Corp.   22,100  160,225
May Department Stores Co. (The)  12,000  507,000
Mercantile Stores Co., Inc.   1,700  78,625
Nordstrom, Inc.   3,900  157,950
Penney (J.C.) Co., Inc.   11,000  523,875
Price/Costco, Inc. (a)  9,439  143,945
Sears, Roebuck & Co.   18,800  733,200
Wal-Mart Stores, Inc.   110,300  2,467,963
Woolworth Corp.   6,300  81,900
  5,543,433
GROCERY STORES - 0.6%
Albertson's, Inc.   12,300  404,363
American Stores Co.   7,200  192,600
Fleming Companies, Inc.   1,729  35,661
Giant Food, Inc. Class A  2,900  91,350
Great Atlantic & Pacific Tea Co., Inc.   1,900  43,700
Kroger Co. (The) (a)  5,800  217,500
Supervalu, Inc.   3,200  100,800
Winn-Dixie Stores, Inc.   7,300  269,188
  1,355,162
RETAIL & WHOLESALE, MISCELLANEOUS - 0.8%
Circuit City Stores, Inc.   4,700  129,838
Handleman Co.  1,700  9,775
Home Depot, Inc. (The)  22,800  1,091,550
Lowe's Companies, Inc.   7,600  254,600
Tandy Corp.   3,200  132,800
Toys "R" Us, Inc. (a)  13,200  287,100
  1,905,663
TOTAL RETAIL & WHOLESALE   10,187,696
SERVICES - 0.7%
ADVERTISING - 0.1%
Interpublic Group of Companies, Inc.   3,800  164,825
LEASING & RENTAL - 0.0%
Ryder Systems, Inc.   3,700  91,575
PRINTING - 0.3%
Alco Standard Corp.   5,400  246,375
Deluxe Corp.   3,900  113,100
Donnelley (R.R.) & Sons Co.   7,300  287,438
Harland (John H.) Co.   1,400  29,225
Moore Corp. Ltd.   4,700  88,275
  764,413
SERVICES - 0.3%
Block (H & R), Inc.   5,100  206,550
Ecolab, Inc.   3,000  90,000
Jostens, Inc.   1,900  46,075
National Service Industries, Inc.   2,400  77,700
Service Corp. International  4,900  215,600
Western Atlas, Inc. (a)  2,600  131,300
  767,225
TOTAL SERVICES   1,788,038
TECHNOLOGY - 9.6%
COMMUNICATIONS EQUIPMENT - 0.9%
Andrew Corp. (a)  1,950  74,588
Cabletron Systems, Inc. (a)  3,500  283,500

 SHARES VALUE (NOTE 1)
Cisco Systems, Inc. (a)  13,100 $ 977,588
DSC Communications Corp.  (a)  5,600  206,500
Northern Telecom Ltd.   12,100  517,710
Tellabs, Inc. (a)  4,300  159,100
  2,218,986
COMPUTER SERVICES & SOFTWARE - 2.5%
Autodesk, Inc.   2,300  78,775
Automatic Data Processing, Inc.   14,000  519,750
CUC International, Inc. (a)  8,450  288,356
Ceridian Corp. (a)  2,100  86,625
Computer Associates International, Inc.   11,450  651,219
Computer Sciences Corp. (a)   2,600  182,650
First Data Corp.   10,500  702,188
Microsoft Corp. (a)  28,200  2,474,550
Novell, Inc. (a)  17,800  253,650
Oracle Systems Corp. (a)  20,900  885,638
Shared Medical Systems Corp.   1,200  65,250
  6,188,651
COMPUTERS & OFFICE EQUIPMENT - 3.2%
Amdahl Corp. (a)  5,800  49,300
Apple Computer, Inc.   5,900  188,063
Compaq Computer Corp. (a)  12,600  604,800
Cray Research, Inc. (a)  1,300  32,175
Data General Corp. (a)  1,700  23,375
Digital Equipment Corp. (a)  7,100  455,288
Hewlett-Packard Co.   24,500  2,051,875
Intergraph Corp.  (a)  2,300  36,225
International Business Machines Corp.   27,400  2,513,950
Pitney Bowes, Inc.   7,200  338,400
Silicon Graphics, Inc. (a)  7,700  211,750
Sun Microsystems, Inc. (a)  9,000  410,625
Tandem Computers, Inc. (a)  5,500  58,438
Unisys Corp. (a)  8,300  46,688
Xerox Corp.   5,100  698,700
  7,719,652
ELECTRONIC INSTRUMENTS - 0.2%
Applied Materials, Inc. (a)  8,400  330,750
Perkin-Elmer Corp.   2,100  79,275
Tektronix, Inc.   1,700  83,513
  493,538
ELECTRONICS - 2.3%
Advanced Micro Devices, Inc.   4,900  80,850
AMP, Inc.   10,396  398,947
Intel Corp.   39,500  2,241,625
LSI Logic Corp. (a)  6,100  199,775
Micron Technology, Inc.   10,000  396,250
Motorola, Inc.   28,400  1,618,800
National Semiconductor Corp.  (a)  6,000  133,500
Texas Instruments, Inc.   9,100  470,925
Thomas & Betts Corp.   1,000  73,750
  5,614,422
PHOTOGRAPHIC EQUIPMENT - 0.5%
Eastman Kodak Co.   16,500  1,105,500
Polaroid Corp.   2,100  99,488
  1,204,988
TOTAL TECHNOLOGY   23,440,237
TRANSPORTATION - 1.2%
AIR TRANSPORTATION - 0.3%
AMR Corp. (a)  3,600  267,300
Delta Air Lines, Inc.   2,500  184,688
COMMON STOCKS - CONTINUED
 SHARES VALUE (NOTE 1)
TRANSPORTATION - CONTINUED
AIR TRANSPORTATION - CONTINUED
Southwest Airlines Co.   6,800 $ 158,100
USAir Group, Inc. (a)  2,900  38,425
  648,513
RAILROADS - 0.7%
Burlington Northern Santa Fe Corp.   6,918  539,604
CSX Corp.   8,038  366,734
Conrail, Inc.   3,700  259,000
Union Pacific Corp.   9,800  646,800
  1,812,138
TRUCKING & FREIGHT - 0.2%
Consolidated Freightways, Inc.   2,000  53,000
Federal Express Corp.  (a)  2,600  192,075
Pittston Co. Services Group  2,100  65,888
Roadway Services, Inc.   1,800  87,975
Yellow Corp.   1,400  17,325
  416,263
TOTAL TRANSPORTATION   2,876,914
UTILITIES - 11.8%
CELLULAR - 0.3%
AirTouch Communications, Inc. (a)   23,800  672,350
ELECTRIC UTILITY - 3.3%
American Electric Power Co., Inc.   9,000  364,500
Baltimore Gas & Electric Co.   7,000  199,500
Carolina Power & Light Co.   7,400  255,300
Central & South West Corp.   9,300  259,238
Consolidated Edison Co. of
 New York, Inc.   11,200  358,400
Detroit Edison Co.   7,000  241,500
Dominion Resources, Inc.   8,400  346,500
Duke Power Co.   9,900  469,013
Entergy Corp.  11,000  321,750
FPL Group, Inc.   8,800  408,100
General Public Utilities Corp.   5,500  187,000
Houston Industries, Inc.   12,700  307,975
Niagara Mohawk Power Corp.   7,000  67,375
Northern States Power Co.  3,300  162,113
Ohio Edison Co.   7,400  173,900
PP&L Resources, Inc.   7,700  192,500
Pacific Gas & Electric Co.   20,300  576,013
PacifiCorp.   13,600  289,000
Peco Energy Co.   10,600  319,325
Public Service Enterprise Group, Inc.   11,700  358,313
SCEcorp  21,500  381,625
Southern Co.   31,900  785,538
Texas Utilities Co.   10,900  448,263
Unicom Corp.   10,400  340,600
Union Electric Co.   5,000  208,750
  8,022,091
GAS - 0.7%
Columbia Gas System, Inc. (The) (a)  2,500  109,688
Consolidated Natural Gas Co.   4,400  199,650
Enron Corp.   12,200  465,125
ENSERCH Corp.   3,200  52,000
NICOR, Inc.   2,500  68,750
Noram Energy Corp.   6,000  53,250
ONEOK, Inc.   1,200  27,450
Pacific Enterprises  4,000  113,000
Panhandle Eastern Corp.   7,100  197,913

 SHARES VALUE (NOTE 1)
Peoples Energy Corp.   1,600 $ 50,800
Sonat, Inc.   4,200  149,625
Williams Companies, Inc.   5,000  219,375
  1,706,626
TELEPHONE SERVICES - 7.5%
ALLTEL Corp.   9,000  265,500
AT&T Corp.   76,300  4,940,425
Ameritech Corp.   26,700  1,575,300
Bell Atlantic Corp.   20,900  1,397,688
BellSouth Corp.   47,800  2,079,300
GTE Corp.   46,700  2,054,800
MCI Communications Corp.   32,500  849,063
NYNEX Corp.   20,600  1,112,400
Pacific Telesis Group  20,500  689,313
SBC Communications, Inc.   29,200  1,679,000
Sprint Corp.   16,800  669,900
U.S. West, Inc.   22,700  811,525
U.S. West, Inc. (Media Group)  22,700  431,300
  18,555,514
TOTAL UTILITIES   28,956,581
TOTAL COMMON STOCKS
 (Cost $194,096,879)   220,101,529
U.S. TREASURY OBLIGATIONS - 0.6%
  PRINCIPAL
  AMOUNT
U.S. Treasury Bill, yields at date
 of purchase 5.38% - 5.47%,
 3/7/96 (b) (Cost $1,386,126)  $ 1,400,000  1,387,666
REPURCHASE AGREEMENTS - 9.4%
 MATURITY
 AMOUNT
Investments in repurchase agreements
 (U.S. Treasury obligations) in a
 joint trading account at 5.91%
 dated 12/29/95 due 1/2/96  $ 23,113,168  23,098,000
TOTAL INVESTMENT IN SECURITIES - 100%
 (Cost $218,581,005)    $ 244,587,195
FUTURES CONTRACTS
   EXPIRATION UNDERLYING FACE UNREALIZED
  DATE AMOUNT AT VALUE GAIN/(LOSS)
PURCHASED
80 S&P 500 Stock Index
Futures Contracts Mar. 1996 $ 24,738,000 $ (125,550)
THE FACE VALUE OF FUTURES PURCHASED AS A PERCENTAGE OF TOTAL INVESTMENT IN SECURITIES - 10.1%
LEGEND
(a) Non-income producing
(b) Security was pledged to cover margin requirements for futures contracts. At the period end, the value of securities pledged amounted to $1,387,666.
OTHER INFORMATION
Purchases and sales of securities, other than short-term securities, aggregated $162,711,402 and $18,251,610, respectively, of which U.S. government and government agency obligations aggregated $0 and $250,000, respectively.
The market value of futures contracts opened and closed during the period amounted to $176,769,835 and $161,385,360, respectively.
INCOME TAX INFORMATION
At December 31, 1995, the aggregate cost of investment securities for income tax purposes was $218,581,005. Net unrealized appreciation aggregated $26,006,190, of which $30,258,155 related to appreciated investment securities and $4,251,965 related to depreciated investment securities.
The fund hereby designates $5,017,474 as a capital gain dividend for the purpose of the dividend paid deduction.
VARIABLE INSURANCE PRODUCTS FUND II: INDEX 500 PORTFOLIO
FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES
 DECEMBER 31, 1995

ASSETS

Investment in                               $ 244,587,195
securities, at
value (including
repurchase
agreements of
$23,098,000)
(cost
$218,581,005)
- See
accompanying
schedule

Cash                                         762

Receivable for                               4,311,497
investments
sold

Receivable for                               791,953
fund shares sold

Dividends                                    432,625
receivable

Receivable for                               22,540
daily variation
on futures
contracts

 TOTAL ASSETS                                250,146,572

LIABILITIES

Payable for                   $ 4,317,485
investments
purchased

Payable for fund               20,561
shares
redeemed

Accrued                        69,545
management
fee

Other payables                 39,286
and accrued
expenses

 TOTAL LIABILITIES                           4,446,877

NET ASSETS                                  $ 245,699,695

Net Assets
consist of:

Paid in capital                             $ 207,597,570

Undistributed net                            3,389,130
investment
income

Accumulated                                  8,832,338
undistributed net
realized gain
(loss) on
investments and
foreign currency
transactions

Net unrealized                               25,880,657
appreciation
(depreciation)
on investments
and assets and
liabilities in
foreign
currencies

NET ASSETS, for                             $ 245,699,695
3,245,285
shares
outstanding

NET ASSET VALUE,                             $75.71
offering price
and redemption
price per share
($245,699,695 (divided by)
3,245,285
shares)

STATEMENT OF OPERATIONS

 YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME                                                                $ 2,798,476
Dividends

Interest                                                                          940,739

 TOTAL INCOME                                                                     3,739,215

EXPENSES

Management fee                                                     $ 351,136

Transfer agent fees                                                 65,837

Accounting fees and expenses                                        76,868

Non-interested trustees' compensation                               420

Custodian fees and expenses                                         44,226

Registration fees                                                   4,030

Audit                                                               49,038

Legal                                                               492

Miscellaneous                                                       388

 Total expenses before reductions                                   592,435

 Expense reductions                                                 (241,437      350,998
                                                                   )

NET INVESTMENT INCOME                                                             3,388,217

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:

 Investment securities                                              5,357,375

 Foreign currency transactions                                      34

 Futures contracts                                                  3,501,910     8,859,319

Change in net unrealized appreciation (depreciation) on:

 Investment securities                                              24,986,430

 Assets and liabilities in                                          49
foreign currencies

 Futures contracts                                                  (145,935      24,840,544
                                                                   )

NET GAIN (LOSS)                                                                   33,699,863

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                  $ 37,088,080


STATEMENT OF CHANGES IN NET ASSETS
INCREASE (DECREASE) IN NET ASSETS   YEAR ENDED     YEAR ENDED
                                    DECEMBER 31,   DECEMBER 31,
                                    1995           1994

Operations                                     $ 3,388,217     $ 1,039,047
Net investment income

 Net realized gain (loss)                       8,859,319       122,656

 Change in net unrealized appreciation          24,840,544      (622,569)
(depreciation)

 NET INCREASE (DECREASE) IN NET ASSETS          37,088,080      539,134
RESULTING FROM OPERATIONS

Distributions to shareholders                   (1,038,071)     -
From net investment income

 From net realized gain                         (125,271)       (48,645)

 In excess of net realized gain                 (16,781)        -

 TOTAL DISTRIBUTIONS                            (1,180,123)     (48,645)

Share transactions                              176,225,141     33,081,459
Net proceeds from sales of shares

 Reinvestment of distributions                  1,180,123       48,645

 Cost of shares redeemed                        (18,914,447)    (7,472,350)

 NET INCREASE (DECREASE) IN NET ASSETS          158,490,817     25,657,754
RESULTING FROM SHARE TRANSACTIONS

  TOTAL INCREASE (DECREASE) IN NET ASSETS       194,398,774     26,148,243

NET ASSETS

 Beginning of period                            51,300,921      25,152,678

 End of period (including undistributed net    $ 245,699,695   $ 51,300,921
investment income of $3,389,130 and
$1,040,212, respectively)

OTHER INFORMATION
Shares

 Sold                                           2,593,616       593,458

 Issued in reinvestment of distributions        20,470          866

 Redeemed                                       (281,351)       (133,026)

 Net increase (decrease)                        2,332,735       461,298


SEE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


FINANCIAL HIGHLIGHTS

                          YEARS ENDED DECEMBER 31,                   AUGUST 27, 1992
                                                                     (COMMENCEMENT
                                                                     OF
                                                                     OPERATIONS) TO
                                                                     DECEMBER 31,

SELECTED PER-SHARE DATA   1995                       1994   1993 D   1992



Net asset value, beginning of period             $ 56.22     $ 55.74    $ 52.60    $ 50.00

Income from Investment Operations

 Net investment income                            .85         1.14       1.31       .44

 Net realized and unrealized gain (loss)          19.72       (.56)      3.80       2.71

 Total from investment operations                 20.57       .58        5.11       3.15

Less Distributions                                (.95)       -          (1.28)     (.47)
From net investment income

 From net realized gain                           (.11)       (.10)      (.60)      (.08)

 In excess of net realized gain                   (.02)       -          (.09)      -

 Total distributions                              (1.08)      (.10)      (1.97)     (.55)

Net asset value, end of period                   $ 75.71     $ 56.22    $ 55.74    $ 52.60

TOTAL RETURN B, C                                 37.19%      1.04%      9.74%      6.31%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)          $ 245,700   $ 51,301   $ 25,153   $ 17,961

Ratio of expenses to average net assets E         .28%        .28%       .28%       .28%
                                                                                   A

Ratio of net investment income to average net     2.70%       2.81%      2.65%      2.89%
assets                                                                             A

Portfolio turnover rate                           16%         2%         9%         0%





A ANNUALIZED

B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED.
TOTAL RETURNS DO NOT REFLECT CHARGES ATTRIBUTABLE TO YOUR INSURANCE
COMPANY'S SEPARATE ACCOUNT.
INCLUSION OF THOSE CHARGES WOULD REDUCE THE TOTAL RETURNS SHOWN.
C THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT
BEEN REDUCED DURING THE PERIODS SHOWN (SEE NOTE 6 OF NOTES TO
FINANCIAL STATEMENTS).
D EFFECTIVE JANUARY 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION
93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN,
AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A
RESULT, NET INVESTMENT INCOME PER SHARE MAY REFLECT CERTAIN
RECLASSIFICATIONS RELATED TO BOOK
TO TAX DIFFERENCES.
E FMR VOLUNTARILY AGREED TO REIMBURSE A PORTION OF THE FUND'S
EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE EXPENSE
RATIO WOULD HAVE BEEN HIGHER.


VARIABLE INSURANCE PRODUCTS FUND II: ASSET MANAGER: GROWTH PORTFOLIO PERFORMANCE AND INVESTMENT SUMMARY


PERFORMANCE
There are several ways to evaluate a fund's historical performance: total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. A fund's total return includes changes in a fund's share price, plus reinvestment of any dividends (income) and capital gains (the profits the fund earns when it sells securities that have grown in value).
CUMULATIVE TOTAL RETURNS
PERIOD ENDED DECEMBER 31, 1995    LIFE OF
                                  FUND

Asset Manager: Growth             23.02%

S&P 500                           37.56%

CUMULATIVE TOTAL RETURNS show the fund's performance in percentage terms over a set period - in this case, since the fund started on January 3, 1995.

UNDERSTANDING PERFORMANCE
How a fund did yesterday is no guarantee of how
it will do tomorrow. The stock market, for example,
has a history of growth in the long run and volatility
in the short run. In turn, the share price and return
of a fund that invests in stocks will vary. That
means if you sell your shares during a market
downturn, you might lose money. But if you can
ride out the market's ups and downs, you may
have a gain.
(checkmark)
You can compare the fund's return to those of the Standard & Poor's Composite Index of 500 Stocks - a common proxy for the U.S. stock market. This benchmark includes reinvested dividends and capital gains, if any. Consumer Price Index information is not available from the U.S. Department of Labor. Therefore, the CPI comparison has not been included in this report.
If Fidelity had not reimbursed certain fund expenses, the life of fund total return figure would have been lower.
PERFORMANCE NUMBERS ARE NET OF ALL FUND OPERATING EXPENSES, BUT DO NOT INCLUDE ANY INSURANCE CHARGES IMPOSED BY YOUR INSURANCE COMPANY'S SEPARATE ACCOUNT. IF PERFORMANCE INFORMATION INCLUDED THE EFFECT OF THESE ADDITIONAL CHARGES, THE TOTAL RETURN WOULD HAVE BEEN LOWER.
Past performance is no guarantee of future results. Principal and investment return will vary and you may have a gain or loss when you withdraw your money.
$10,000 OVER LIFE OF FUND
                VIP II: AssetStandard Aggressiv
       01/31/95        10000 10000.00    10000
       02/28/95 10149.700599 10389.70 10319.41
       03/31/95 10289.421158 10696.30 10539.38
       04/30/95 10558.882236 11011.31 10785.08
       05/31/95 10708.582834 11451.43 11198.64
       06/30/95 11137.724551 11717.44  11396.9
       07/31/95 11546.906188 12106.00 11632.64
       08/31/95 12065.868263 12136.38 11694.83
       09/30/95 12245.508982 12648.54 12051.93
       10/31/95 11776.447106 12603.38 12082.78
       11/30/95 11986.027944 13156.67  12486.4
       12/29/95 12277.705681 13410.07 12699.16

Let's say you invested $10,000 in Asset Manager: Growth Portfolio on January 31, 1995, shortly after the fund began. By December 31, 1995, your investment would have grown to $12,278 - a 22.78% increase. That compares to $10,000 invested in the S&P 500, which would have grown to $13,410 over the same period - a 34.10% increase.
You can also look at how the Fidelity Aggressive Asset Allocation Composite Index, a hypothetical combination of unmanaged indices, did over the same period. Reflecting the fund's neutral mix of 65% stocks, 30% bonds, and 5% short-term instruments, this index combines returns from the S&P 500 (34.10%), Lehman Brothers Treasury Bond Index (16.20%), and the Salomon Brothers 3-month T-Bill Total Rate of Return Index (5.25%). With reinvested dividends and capital gains, if any, a $10,000 investment in the index would have grown to $12,699 - a 26.99% increase.
INVESTMENT SUMMARY
TOP FIVE STOCKS AS OF DECEMBER 31, 1995
                        % OF FUND'S
                        INVESTMENTS

Chrysler Corp.          3.5

IVF America, Inc.       3.1

Inco Ltd.               2.2

Compaq Computer Corp.   2.1

IVAX Corp.              1.9

TOP FIVE MARKET SECTORS AS OF DECEMBER 31, 1995
(STOCKS ONLY)        % OF FUND'S
                     INVESTMENTS

Durables             11.2

Retail & Wholesale   11.1

Basic Industries     8.4

Media & Leisure      7.6

Health               7.4

ASSET ALLOCATION AS OF DECEMBER 31, 1995*
Row: 1, Col: 1, Value: 20.0
Row: 1, Col: 2, Value: 10.0
Row: 1, Col: 3, Value: 70.0
Stock class  70%
Bond class  10%
Short-term class
and other  20%
FOREIGN INVESTMENTS  37.9%
*
ASSET ALLOCATIONS IN THIS PIE CHART REFLECT THE CATEGORIZATION OF ASSETS AS DEFINED IN THE FUND'S PROSPECTUS. FINANCIAL STATEMENT CATEGORIZATIONS CONFORM TO ACCOUNTING STANDARDS AND WILL DIFFER
FROM THE PIE CHART.
VARIABLE INSURANCE PRODUCTS FUND II: ASSET MANAGER: GROWTH PORTFOLIO FUND TALK: THE MANAGER'S OVERVIEW




An interview with
Andy Offit, Portfolio Manager of Asset
Manager: Growth Portfolio
Q. ANDY, HOW DID THE FUND PERFORM?
A. Nineteen ninety-five was a terrific year for domestic investments, including both stocks and bonds, and the fund's double-digit performance reflects that. By emphasizing stocks all year, especially U.S. stocks, Asset Manager: Growth achieved returns that compare favorably with those of most other funds that have a diversified investment strategy. If I was disappointed by anything during the past 12 months, it was the fund's stake in foreign stocks, including French aluminum manufacturer Pechiney, which lagged its domestic counterpart. Long-term, I expect the fund's foreign investments to contribute more meaningfully to performance, but this was not their year.
Q. HOW WERE THE FUND'S ASSETS DISTRIBUTED AT THE END OF THE PERIOD?
A. About 70% stocks, 20% cash and 10% bonds. Foreign investments, mostly stocks, totaled 38% of the fund's assets. The biggest development during the past six months has been the rise in foreign investments, mainly Japanese stocks, which totaled 24% at the end of the period. Emerging market investments represented 9% of total assets.
Q. WHAT PRINCIPLES DID YOU APPLY TO STOCK SELECTION?
A. I use what's called a bottom-up analysis, meaning I focus on individual companies and their prospects, rather than sector outlooks or macroeconomic trends. I look for compelling situations where the potential for gain exceeds the potential for loss. When I find attractive situations, I like to make bets that are large enough to have an impact on the fund's performance. That's why there were only 121 securities in the fund at the end of December.
Q. WHERE DID YOU FIND VALUE IN THE U.S. STOCK MARKET?
A. Because Asset Manager: Growth is a relatively new fund and total assets under management remain relatively small, I've been able to capitalize on a number of unique opportunities among small and mid-sized companies. One example was IVF America, a fast-growing healthcare company whose six clinics nationwide perform in vitro fertilization. IVF America represented more than 3% of the fund's assets at the end of the period and its price tripled during 1995. Another large holding was U.S. Surgical, one of the world's largest manufacturers of surgical staplers and sutures. The company is completing a two-year restructuring designed to produce improved results. Among mid-sized stocks, the fund did well with defense contractor Northrop Grumman. The company achieved a strong position in a consolidating industry by generating a lot of cash and using that cash to pay down debt and make acquisitions.
Q. WHY SUCH A LARGE STAKE IN JAPAN?
A. While results so far have been less than those achieved in the U.S., I see Japan as one of the larger turnaround opportunities in the world. With its market down 50% from its peak in 1989, the yen has started to weaken, consumer sentiment is improving and the economy is beginning to grow for the first time in five years. I began last spring investing in Japanese electronics companies, however, lately my focus has shifted to cyclical sectors that could benefit from an economic rebound. Large holdings at the end of the period included retailers Takashimaya, Aoyama Trading and Hankyu Department stores; steel producers Kobe Steel and NKK, and software developer Nintendo.
Q. WHAT WAS YOUR BOND STRATEGY?
A. Asset Manager: Growth made only limited investments in bonds during the year, seeking the greater potential return of investing in stocks. That said, as the difference between long-term and short-term interest rates has narrowed, I concentrated my small bond holdings on Treasury securities in the middle of the yield curve, with current maturities between five and 15 years. They seemed to offer the best balance between attractive yield and the potential for price gains going forward.
Q. WHAT'S THE OUTLOOK?
A. Promising. Moderate growth and benign inflation mean interest rates could head still lower in the months ahead, providing an attractive backdrop for both stocks and bonds. Among the fund's larger holdings, Alcoa, the world's largest producer of aluminum, as well as waste haulers Browning-Ferris and WMX Technologies and automaker Chrysler remained attractive values as of December 31. Another key in 1996 will be how well foreign stocks perform, especially the fund's stake in Japan. I believe Japan, rather than in the United States and Europe, may have the greatest potential for gain in the months ahead.
THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.


FUND FACTS
GOAL: maximum total return over the long term through investment in stocks, bonds and short-term instruments anywhere in the world
START DATE: January 3, 1995
SIZE: as of December 31, 1995, more than $68 million
MANAGER: Andy Offit, since January 1995;
joined Fidelity in 1987
(checkmark)
VARIABLE INSURANCE PRODUCTS FUND II: ASSET MANAGER: GROWTH PORTFOLIO INVESTMENTS DECEMBER 31, 1995

Showing Percentage of Total Value of Investment in Securities


COMMON STOCKS - 74.4%
 SHARES VALUE (NOTE 1)
AEROSPACE & DEFENSE - 0.7%
C A E Industries Ltd.   18,700 $ 142,193
Northrop Grumman Corp.   5,200  332,800
  474,993
BASIC INDUSTRIES - 8.4%
CHEMICALS & PLASTICS - 1.8%
Raychem Corp.   700  39,813
Sekisui Chemical Co. Ltd.   42,000  617,408
Synetic, Inc. (a)  19,700  573,763
  1,230,984
IRON & STEEL - 1.6%
Bakrie & Brothers PT Ord. (For. Reg.)  75,500  137,033
Kobe Steel (a)  143,000  441,170
NKK Corp. (a)  193,000  518,897
  1,097,100
METALS & MINING - 5.0%
Aluminum Co. of America  25,000  1,321,875
Falconbridge Ltd.   28,800  250,669
Inco Ltd.   44,800  1,481,731
Pechiney SA Class A  11,000  380,679
  3,434,954
TOTAL BASIC INDUSTRIES   5,763,038
CONGLOMERATES - 1.9%
Figgie International Holdings, Inc.
 Class A (a)  80,000  830,000
Koor Industries Ltd. sponsored ADR (a)  1,400  28,350
United Technologies Corp.   5,000  474,375
  1,332,725
CONSTRUCTION & REAL ESTATE - 2.8%
BUILDING MATERIALS - 0.5%
Tostem Corp.   10,000  331,721
CONSTRUCTION - 1.9%
Daito Trust Construction  4,300  50,735
Daiwa House Industry Co. Ltd.   25,000  411,025
NCI Building Systems, Inc.   13,000  321,750
Nichiei Construction Co. Ltd.  2,000  22,631
Taisei Corp.   78,000  519,749
  1,325,890
REAL ESTATE - 0.4%
Ciputra Development PT (For. Reg.)  27,000  42,510
Pakuwon Jati PT (For. Reg.)  33,500  21,244
Sekiwa Real Estate Ltd.   23,000  195,745
  259,499
TOTAL CONSTRUCTION & REAL ESTATE   1,917,110
DURABLES - 11.2%
AUTOS, TIRES, & ACCESSORIES - 6.8%
Chrysler Corp.   43,700  2,419,888
Federal-Mogul Corp.   21,000  412,125
General Motors Corp.   10,000  528,750
Honda Motor Co. Ltd.   33,000  679,787
Mirgor Sacifia Class C
 sponsored ADR (b)  10,000  22,500
Titan Wheel International, Inc.   36,100  586,625
  4,649,675
CONSUMER ELECTRONICS - 1.2%
Sony Corp.   14,100  844,091
HOME FURNISHINGS - 0.6%
Shimachu  13,000  416,151

 SHARES VALUE (NOTE 1)
TEXTILES & APPAREL - 2.6%
APAC Centertex Corp. PT (For. Reg.) (a)  225,500 $ 128,209
Alpargatas SA Industrias Y
 Comercial (Reg.) (a)  715,000  375,319
Aoki International Co. Ltd.   15,000  365,571
Coteminas PN  112,400  37,584
Fruit of the Loom, Inc. Class A  2,000  48,750
Hartmarx Corp. (a)  86,100  376,688
Onward Kashiyama & Co. Ltd.   20,000  324,952
Roda Vivatex PT (For. Reg.)  237,500  140,225
  1,797,298
TOTAL DURABLES   7,707,215
ENERGY - 2.0%
OIL & GAS - 2.0%
Fortune Petroleum Corp.   47,500  231,563
Fortune Petroleum Corp. (warrants) (a)  100,000  337,500
Texaco, Inc.   10,000  785,000
  1,354,063
FINANCE - 6.1%
BANKS - 1.0%
Fokus Bank AS (a)(b)  2,000  10,781
Fuji Bank  14,000  308,704
Hong Leong Bank BHD  45,000  124,065
Hong Leong Bank BHD (rights) (a)  6,750  1,356
Kookmin Bank (a)  2,010  39,720
Sakura Bank Ltd.   17,000  215,377
  700,003
CLOSED END INVESTMENT COMPANY - 1.9%
First NIS Regional Fund, Inc. (a)(e)  25,000  137,500
Korea Fund, Inc.   6,336  139,392
R.O.C. Taiwan Fund (SBI)  10,000  105,000
Taiwan Fund, Inc.   45,000  922,500
  1,304,392
CREDIT & OTHER FINANCE - 0.3%
Acom Co. Ltd.   5,000  208,897
FEDERAL SPONSORED CREDIT - 1.8%
Federal National Mortgage Association  10,000  1,241,250
SECURITIES INDUSTRY - 1.1%
Daiwa Securities Co. Ltd.   31,000  473,694
Nomura Securities Co. Ltd.   11,000  239,362
  713,056
TOTAL FINANCE   4,167,598
HEALTH - 7.4%
DRUGS & PHARMACEUTICALS - 2.0%
IVAX Corp.   46,800  1,333,800
MEDICAL EQUIPMENT & SUPPLIES - 2.0%
Advanced Medical, Inc. (a)  121,100  363,300
Cardiac Control Systems, Inc. (d)  85,000  260,313
U.S. Surgical Corp.   36,000  769,500
  1,393,113
MEDICAL FACILITIES MANAGEMENT - 3.4%
Huntingdon International Holdings
 PLC Ord.   175,000  203,536
IVF America, Inc. (a)(d)  585,500  2,122,438
  2,325,974
TOTAL HEALTH   5,052,887
COMMON STOCKS - CONTINUED
 SHARES VALUE (NOTE 1)
INDUSTRIAL MACHINERY & EQUIPMENT - 5.3%
ELECTRICAL EQUIPMENT - 2.2%
General Electric Co.   15,300 $ 1,101,600
Mitsubishi Electric Co. Ord.   23,000  165,271
Omron Corp.   10,000  230,174
  1,497,045
INDUSTRIAL MACHINERY & EQUIPMENT - 1.1%
NSK Ltd.   28,000  203,095
Thermwood  Corp. (a)  155,500  359,594
Van Der Horst Ltd.   36,000  181,998
  744,687
POLLUTION CONTROL - 2.0%
Browning-Ferris Industries, Inc.   33,300  982,350
WMX Technologies, Inc.   13,000  388,375
  1,370,725
TOTAL INDUSTRIAL MACHINERY & EQUIPMENT   3,612,457
MEDIA & LEISURE - 7.6%
ENTERTAINMENT - 0.5%
All American Communications (a)  25,900  249,288
Kushner Locke Co.  (a)  105,200  62,463
  311,751
LEISURE DURABLES & TOYS - 1.9%
Namco Ltd.   9,000  299,420
Nintendo Co. Ltd. Ord.   13,000  986,944
  1,286,364
LODGING & GAMING - 4.0%
Circus Circus Enterprises, Inc.   10,900  303,838
Mirage Resorts, Inc. (a)  32,500  1,121,250
Speedway Motorsports (a)  20,200  606,000
WMS Industries, Inc. (a)  45,300  741,788
  2,772,876
PUBLISHING - 0.9%
Score Board, Inc. (a)  60,700  265,563
Times Mirror Co. Class A  10,000  338,750
  604,313
RESTAURANTS - 0.3%
Family Steak Houses of Florida, Inc. (a)  270,000  210,938
TOTAL MEDIA & LEISURE   5,186,242
NONDURABLES - 2.6%
BEVERAGES - 0.5%
Brahma (Cia Cervejaria) PN
 Class B (Pfd. Reg.)  806,400  331,877
FOODS - 1.0%
Chock Full-O-Nuts Corp.   132,500  695,625
HOUSEHOLD PRODUCTS - 0.8%
Maybelline, Inc.   15,000  543,750
TOBACCO - 0.3%
RJR Nabisco Holdings Corp.   7,500  231,563
TOTAL NONDURABLES   1,802,815
PRECIOUS METALS - 0.9%
Naxos Resources Ltd. (a)  174,100  580,610
RETAIL & WHOLESALE - 11.1%
APPAREL STORES - 1.0%
Ross Stores, Inc.   35,500  678,938

 SHARES VALUE (NOTE 1)
GENERAL MERCHANDISE STORES - 6.6%
Aoyama Trading Co. Ord.   24,700 $ 788,298
Hankyu Department Stores, Inc.   48,000  710,251
Hanshin Department Store Ltd.   23,000  176,838
Jusco Co. Ltd.   15,000  390,232
Matahari Putra Prima PT (For. Reg.)  77,000  135,546
Matsuzakaya Co. Ltd.   50,000  633,462
Mitsukoshi Ltd.   48,000  450,290
Takashimaya Co. Ltd.   49,000  781,915
Tokyu Department Stores Co. Ltd.   69,000  455,774
  4,522,606
RETAIL & WHOLESALE, MISCELLANEOUS - 3.2%
Amway Japan Ltd.   14,700  619,845
Fabri-Centers of America, Inc.
 Class B (non-vtg) (a)  71,400  767,550
Home Depot, Inc. (The)  10,000  478,750
Uny Co. Ltd.   17,000  318,956
  2,185,101
TRADING COMPANIES - 0.3%
Bimantara Citra (For. Reg.) (a)  268,000  222,699
TOTAL RETAIL & WHOLESALE   7,609,344
SERVICES - 0.6%
LCS Industries, Inc.   1,000  14,000
Sotheby's Holdings, Inc. Class A  25,400  361,950
  375,950
TECHNOLOGY - 4.0%
COMPUTERS & OFFICE EQUIPMENT - 2.4%
Canon, Inc.   11,000  198,936
Compaq Computer Corp. (a)  30,000  1,440,000
  1,638,936
ELECTRONICS - 0.4%
Hitachi Ltd.   28,000  281,625
PHOTOGRAPHIC EQUIPMENT - 1.2%
Fuji Photo Film Co. Ltd.   29,000  835,783
TOTAL TECHNOLOGY   2,756,344
TRANSPORTATION - 0.4%
SHIPPING - 0.4%
Seacor Holdings, Inc. (a)  10,000  270,000
UTILITIES - 1.4%
ELECTRIC UTILITY - 0.0%
Mosenergo AO sponsored
 ADR (a)(b)  1,000  7,875
TELEPHONE SERVICES - 1.4%
Telebras:
 PN (Pfd. Reg.)  2,934,000  141,274
 sponsored ADR  16,100  762,738
Telesp PN (Pfd. Reg.)  437,000  64,294
  968,306
TOTAL UTILITIES   976,181
TOTAL COMMON STOCKS
(Cost $49,498,259)   50,939,572
NONCONVERTIBLE PREFERRED STOCKS - 0.0%
 SHARES VALUE (NOTE 1)
ENERGY - 0.0%
OIL & GAS - 0.0%
Gulf Canada Resources Ltd.,
Series 1, adj. rate (Cost $1,471)  600 $ 1,737
CONVERTIBLE BONDS - 3.5%
 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (A) AMOUNT (NOTE 1)
FINANCE - 2.2%
BANKS - 0.5%
Bangkok Bank PCL euro
 3 1/4%, 3/3/04 (b) - $ 300,000  318,000
CREDIT & OTHER FINANCE - 1.7%
MBL International Finance Bermuda
 Trust 3%, 11/30/02 Aa3  1,000,000  1,155,000
TOTAL FINANCE   1,473,000
INDUSTRIAL MACHINERY & EQUIPMENT - 1.3%
Thermwood Corp. 12%, 2/25/03   -  380,000  902,500
TOTAL CONVERTIBLE BONDS
(Cost $2,318,930)   2,375,500
U.S. TREASURY OBLIGATIONS - 5.1%
7 3/4%, 12/31/99 (c)
 (Cost $3,458,420) Aaa  3,205,000  3,477,938
REPURCHASE AGREEMENTS - 16.3%
 MATURITY
 AMOUNT
Investments in repurchase agreements
 (U.S. Treasury obligations) in a joint
 trading account at 5.91% dated
 12/29/95 due 1/2/96  $ 11,192,345  11,185,000
PURCHASED OPTIONS - 0.7%
   EXPIRATION DATE/ UNDERLYING FACE
  STRIKE PRICE AMOUNT AT VALUE
4,500,000 J. Aron and Co.
 OTC Put Options on
 Japanese Yen  Feb. 96/94.03 $ 4,087,866  377,550
1,650,000 Bank of America
 OTC Put Options on
 Japanese Yen  May 96/96.85  1,543,836  99,165
1,732 Merrill Lynch
 Capital Markets
 PLC OTC Put Options
 on S&P 500  Apr. 96/577.44  1,066,791  7,655
TOTAL PURCHASED OPTIONS
(Cost $375,479)   484,370
TOTAL INVESTMENT IN SECURITIES -  100%
(Cost $66,837,559)  $ 68,464,117
FUTURES CONTRACTS
   EXPIRATION UNDERLYING FACE UNREALIZED
  DATE AMOUNT AT VALUE GAIN/(LOSS)
PURCHASED
35 Nikkei 225
Index Futures March 1996 $ 3,510,500 $ 160,755
THE FACE VALUE OF FUTURES PURCHASED AS A PERCENTAGE OF TOTAL INVESTMENT
IN SECURITIES - 5.1%
LEGEND
(a) Non-income producing
(b) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $359,156 or 0.5% of net assets.
(c) A portion of the Security was pledged to cover margin requirements for futures contracts. At the period end, the value of securities pledged amounted to $210,000.
(d) A company in which the fund has ownership of at least 5% of the voting securities is an affiliated company. A summary of the transactions during the period in which the issuers were affiliates is as follows:

 PURCHASE SALES DIVIDEND MARKET
AFFILIATE COST COST INCOME VALUE
Cardiac Control Systems, Inc.   $ 122,031 $ -  - $ 260,313
IVF America, Inc.    630,749  643,469  -  2,122,438
TOTAL $ 752,780 $ 643,469 $ - $ 2,382,751
(e) Purchased on an installment basis. Market value reflects only those payments made through December 31, 1995. The remaining installment of $75,000, is due March 1996.
OTHER INFORMATION
Purchases and sales of securities, other than short-term securities, aggregated $153,113,740 and $102,646,431, respectively, of which U.S. government and govern- ment agency obligations aggregated $27,299,232 and $24,353,637, respectively.
The market value of futures contracts opened and closed during the period amounted to $5,813,544 and $2,444,903, respectively.
The fund placed a portion of its portfolio securities with brokerage firms which are affiliates of Fidelity Management & Research Company. The commissions paid to these affiliated firms were $44,554 for the period (see
Note 5 of Notes to Financial Statements).
Distribution of investments by country of issue, as a percentage of total value of investment in securities, is as follows:
United States   62.1%
Japan   23.7
Canada   3.7
Brazil   3.0
Bermuda   1.7
Free China   1.5
Indonesia   1.3
Others (individually less than 1%)   3.0
TOTAL   100.0%
INCOME TAX INFORMATION
At December 31, 1995, the aggregate cost of investment securities for income tax purposes was $66,968,509. Net unrealized appreciation aggregated $1,495,608, of which $3,126,666 related to appreciated investment securities and $1,631,058 related to depreciated investment securities.
The fund hereby designates $69,000 as a capital gain dividend for the purpose of the dividend paid deduction.
VARIABLE INSURANCE PRODUCTS FUND II: ASSET MANAGER: GROWTH PORTFOLIO FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES
 DECEMBER 31, 1995

ASSETS

Investment in                              $ 68,464,117
securities, at
value (including
repurchase
agreements of
$11,185,000)
(cost
$66,837,559) -
See
accompanying
schedule

Cash                                        688

Receivable for                              591,546
investments
sold

Receivable for                              188,123
fund shares sold

Dividends                                   48,156
receivable

Interest receivable                         146,058

Receivable for                              15,750
daily variation
on futures
contracts

 TOTAL ASSETS                               69,454,438

LIABILITIES

Payable for                  $ 1,135,685
investments
purchased

Accrued                       47,232
management
fee

Other payables                24,906
and accrued
expenses

 TOTAL LIABILITIES                          1,207,823

NET ASSETS                                 $ 68,246,615

Net Assets
consist of:

Paid in capital                            $ 63,916,144

Distributions in                            (31,082
excess of net                              )
investment
income

Accumulated                                 2,574,244
undistributed net
realized gain
(loss) on
investments and
foreign currency
transactions

Net unrealized                              1,787,309
appreciation
(depreciation)
on investments
and assets and
liabilities in
foreign
currencies

NET ASSETS, for                            $ 68,246,615
5,796,430
shares
outstanding

NET ASSET VALUE,                            $11.77
offering price
and redemption
price per share
($68,246,615 (divided by)
5,796,430
shares)

STATEMENT OF OPERATIONS

 JANUARY 3, 1995 (COMMENCEMENT OF OPERATIONS) TO DECEMBER 31, 1995

INVESTMENT INCOME                                                                  $ 252,825
Dividends

Interest                                                                            735,553

 TOTAL INCOME                                                                       988,378

EXPENSES

Management fee                                                        $ 261,324

Transfer agent fees                                                    18,490

Accounting fees and expenses                                           44,863

Non-interested trustees' compensation                                  101

Custodian fees and expenses                                            62,335

Audit                                                                  27,233

Legal                                                                  99

Miscellaneous                                                          31

 Total expenses before reductions                                      414,476

 Expense reductions                                                    (47,375      367,101
                                                                      )

NET INVESTMENT INCOME                                                               621,277

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:

 Investment securities                                                 4,809,779

 Foreign currency transactions                                         (17,102
                                                                      )

 Futures contracts                                                     (18,896      4,773,781
                                                                      )

Change in net unrealized appreciation (depreciation) on:

 Investment securities                                                 1,493,920

 Assets and liabilities in                                             132,634
foreign currencies

 Futures contracts                                                     160,755      1,787,309

NET GAIN (LOSS)                                                                     6,561,090

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                    $ 7,182,367


STATEMENT OF CHANGES IN NET ASSETS
INCREASE (DECREASE) IN NET ASSETS   JANUARY 3, 1995
                                    (COMMENCEMENT
                                    OF
                                    OPERATIONS) TO
                                    DECEMBER 31,
                                    1995

Operations                                    $ 621,277
Net investment income

 Net realized gain (loss)                      4,773,781

 Change in net unrealized appreciation         1,787,309
(depreciation)

 NET INCREASE (DECREASE) IN NET ASSETS         7,182,367
RESULTING FROM OPERATIONS

Distributions to shareholders                  (591,903)
From net investment income

 From net realized gain                        (2,259,995)

 TOTAL DISTRIBUTIONS                           (2,851,898)

Share transactions                             68,544,838
Net proceeds from sales of shares

 Reinvestment of distributions                 2,851,898

 Cost of shares redeemed                       (7,480,590)

 NET INCREASE (DECREASE) IN NET ASSETS         63,916,146
RESULTING FROM SHARE TRANSACTIONS

  TOTAL INCREASE (DECREASE) IN NET ASSETS      68,246,615

NET ASSETS

 Beginning of period                           -

 End of period (including distributions in    $ 68,246,615
excess of net investment income of
$(31,082))

OTHER INFORMATION
Shares

 Sold                                          6,215,852

 Issued in reinvestment of distributions       243,336

 Redeemed                                      (662,758)

 Net increase (decrease)                       5,796,430


SEE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


FINANCIAL HIGHLIGHTS
                          JANUARY 3, 1995
                          (COMMENCEMENT
                          OF
                          OPERATIONS) TO
                          DECEMBER 31,

SELECTED PER-SHARE DATA   1995

Net asset value, beginning of period             $ 10.00

Income from Investment Operations

 Net investment income                            .10

 Net realized and unrealized gain (loss)          2.20

 Total from investment operations                 2.30

Less Distributions                                (.11)
From net investment income

 From net realized gain                           (.42)

 Total distributions                              (.53)

Net asset value, end of period                   $ 11.77

TOTAL RETURN A, B                                 23.02%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)          $ 68,247

Ratio of expenses to average net assets           1.00%
                                                 C

Ratio of net investment income to average net     1.69%
assets

Portfolio turnover rate                           343%

A TOTAL RETURN DOES NOT REFLECT CHARGES ATTRIBUTABLE TO YOUR INSURANCE COMPANY'S SEPARATE ACCOUNT. INCLUSION OF THOSE CHARGES WOULD REDUCE THE TOTAL RETURNS SHOWN.
B THE TOTAL RETURN WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIOD SHOWN (SEE NOTE 6 OF NOTES TO FINANCIAL STATEMENTS).
C FMR VOLUNTARILY AGREED TO REIMBURSE A PORTION OF THE FUND'S EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER.
VARIABLE INSURANCE PRODUCTS FUND II: CONTRAFUND PORTFOLIO
PERFORMANCE AND INVESTMENT SUMMARY


PERFORMANCE
There are several ways to evaluate a fund's historical performance: total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. A fund's total return includes changes in a fund's share price, plus reinvestment of any dividends (income) and capital gains (the profits the fund earns when it sells securities that have grown in value).
CUMULATIVE TOTAL RETURNS
PERIOD ENDED DECEMBER 31, 1995    LIFE OF
                                  FUND

CONTRAFUND                        39.72%

S&P 500                           37.56%

CUMULATIVE TOTAL RETURNS show the fund's performance in percentage terms over a set period - in this case, since the fund started on January 3, 1995.

UNDERSTANDING PERFORMANCE
How a fund did yesterday is no guarantee of how
it will do tomorrow. The stock market, for example,
has a history of growth in the long run and volatility
in the short run. In turn, the share price and return
of a fund that invests in stocks will vary. That
means if you sell your shares during a market
downturn, you might lose money. But if you can
ride out the market's ups and downs, you may
have a gain.
(checkmark)
You can compare the fund's return to the performance of the Standard & Poor's Composite Index of 500 Stocks - a common proxy for the U.S. stock market. This benchmark includes reinvested dividends and capital gains, if any.
PERFORMANCE NUMBERS ARE NET OF ALL FUND OPERATING EXPENSES, BUT DO NOT INCLUDE ANY INSURANCE CHARGES IMPOSED BY YOUR INSURANCE COMPANY'S SEPARATE ACCOUNT. IF PERFORMANCE INFORMATION INCLUDED THE EFFECT OF THESE ADDITIONAL CHARGES, THE TOTAL RETURN WOULD BE LOWER.
Past performance is no guarantee of future results. Principal and investment return will vary and you may have a gain or loss when you withdraw your money.
$10,000 OVER LIFE OF FUND
             VIP II: CStandard
    01/03/95    10000 10000.00
    01/31/95     9870 10258.23
    02/28/95    10370 10658.00
    03/31/95    10890 10972.51
    04/30/95    11480 11295.66
    05/31/95    11730 11747.14
    06/30/95    12490 12020.03
    07/31/95    13470 12418.61
    08/31/95    13640 12449.78
    09/30/95    13940 12975.16
    10/31/95    13650 12928.84
    11/30/95    13900 13496.42
    12/29/95 13961.85 13756.36

Let's say you invested $10,000 in Contrafund Portfolio on January 3, 1995, when the fund started. By December 31, 1995, your investment would have grown to $13,972 - a 39.72% increase. With reinvested dividends and capital gains, if any, a $10,000 investment in the S&P 500 would have grown to $13,756 over the same period - a 37.56% increase.
INVESTMENT SUMMARY
TOP TEN STOCKS AS OF DECEMBER 31, 1995
                                        % OF FUND'S
                                        INVESTMENTS

General Motors Corp.                    1.7

Burlington Northern Sante Fe Corp.      1.7

Federal National Mortgage Association   1.2

Travelers, Inc. (The)                   1.1

Schlumberger Ltd.                       1.1

American Express Co.                    1.0

Nomura Securities Co. Ltd.              0.9

Boeing Co.                              0.9

Cisco Systems, Inc.                     0.9

WorldCom, Inc.                          0.8

TOP TEN MARKET SECTORS AS OF DECEMBER 31, 1995
                                   % OF FUND'S
                                   INVESTMENTS

Technology                         17.8

Finance                            13.3

Energy                             5.7

Durables                           4.9

Health                             4.4

Industrial Machinery & Equipment   4.3

Retail & Wholesale                 3.6

Transportation                     3.5

Basic Industries                   2.9

Aerospace & Defense                2.5

VARIABLE INSURANCE PRODUCTS FUND II: CONTRAFUND PORTFOLIO
FUND TALK: THE MANAGER'S OVERVIEW




An interview with
Will Danoff, Portfolio
Manager of Contrafund
Portfolio
Q. HOW DID THE FUND PERFORM, WILL?
A. The fund performed well. Since its inception on January 3, 1995 through the end of the period December 31, 1995, the fund outperformed the S&P 500 Index, which rose 37.56% during the same period.
Q. WHAT FACTORS INFLUENCED THE FUND'S PERFORMANCE?
A. The fund beat the average growth fund in 1995 primarily because it invested heavily in technology stocks in the first three quarters of the year and took profits earlier than most funds in the fourth quarter. The fund also de-emphasized sectors sensitive to the consumer and the economy, such as retailing and transportation, which performed poorly in 1995. The second half of the year was dominated by the slowing U.S. economy, which boosted prices of bonds and interest rate-sensitive stocks, but caused many companies, particularly those sensitive to the economy, to report disappointing earnings. The major factor influencing results of the fund and the overall market in the second half of the year was the peaking of the technology sector. The fund reduced its weighting in technology stocks from 32% at the end of June to about 18% at the end of the year.
Q. YOU CONTINUED TO INCREASE THE FUND'S HOLDINGS IN THE ENERGY SECTOR DURING THE PERIOD. WHAT WAS YOUR STRATEGY?
A. Expectations in the sector were low. I recently read an article in THE WALL STREET JOURNAL entitled, "For Oil Traders, 1996 Is Looking Bad or Worse." This headline captured the market's pessimistic view of oil prices and also was indicative of its negative bias toward energy stocks. Most energy service stocks have traded sideways for the last five years, performing dramatically worse than the average stock, which has more than doubled during the same period. But, while oil and gas prices have held steady, many of the energy service companies have improved their operations significantly. Many of these companies, including the fund's holdings Schlumberger and Camco International, have cut costs and capital needs meaningfully, increased market shares by acquiring smaller competitors or watching them go out of business, and strengthened their product lines by introducing or acquiring new, often high tech solutions for their customers.
Q. WHERE ELSE DID YOU FIND INVESTMENT OPPORTUNITIES?
A. The fund has raised its weightings in Japan during the past six months. Japanese securities accounted for about 3% of the fund at the end of 1995. Japan has been in a bear market for the last five years and the average stock has fallen more than 50% during that time. Expectations for the market and the economy have been extremely low, with many local investors having put their savings everywhere but the Japanese stock market despite near-record low valuations on many stocks. In contrast to the lousy investor sentiment, corporate fundamentals have been improving. Forced by the strengthening yen and the weak domestic economy, Japanese companies have cut costs significantly to stay competitive in the world marketplace and stabilize their eroding profits.
Q. WHAT INVESTMENTS HAVEN'T WORKED OUT AS YOU WOULD HAVE LIKED?
A. The biggest disappointment during the past six months was not selling the technology holdings sooner and faster. The investing environment was characterized by excessive optimism, as seen in the record numbers of initial public offerings of small technology companies, the media excitement over Microsoft's Windows 95 and the growing popularity of the Internet, as well as record asset growth for technology sector mutual funds and extremely high valuations relative to corporate profits.
Q. WHAT'S YOUR OUTLOOK FOR THE NEXT SIX MONTHS?
A. The fund is positioned cautiously for the first half of the year. Last year's near-record bond market performance, which helped propel the stock market to new highs throughout the year, is unlikely to repeat itself. The Federal Reserve Board has already cut interest rates twice in the last six months so the economy, although weak in spots, will probably not deteriorate further. A stronger - or better than expected - economy should push interest rates up and could force the stock market to fall. In addition, the stock market has been trading at very high historic valuation levels relative to corporate earnings and dividends. The market has gone without a 12% correction for over five years - the longest streak ever. Given the expensive prices of U.S. stocks currently, the fund is positioned conservatively for opportunities if the market falls this year.
THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.


FUND FACTS
GOAL: to increase the value of the fund's shares over the long term by investing in companies undergoing positive changes and turnarounds
START DATE: January 3, 1995
SIZE: as of December 31, 1995, more than $876 million
MANAGER: Will Danoff, since January 1995;
manager, Fidelity Contrafund, since 1990;
assistant Fidelity Magellan Fund, 1990;
manager, Fidelity Select Retailing Portfolio,
1986 -1989; joined Fidelity in 1986
(checkmark)
VARIABLE INSURANCE PRODUCTS FUND II: CONTRAFUND PORTFOLIO
INVESTMENTS DECEMBER 31, 1995

Showing Percentage of Total Value of Investment in Securities


COMMON STOCKS - 71.1%
 SHARES VALUE (NOTE 1)
AEROSPACE & DEFENSE - 2.5%
AEROSPACE & DEFENSE - 1.7%
Alliant Techsystems, Inc.   21,600 $ 1,093,500
Boeing Co.   100,900  7,908,038
C A E Industries Ltd.   216,900  1,649,384
General Motors Corp. Class H  26,800  1,316,550
McDonnell Douglas Corp.   30,000  2,760,000
  14,727,472
DEFENSE ELECTRONICS - 0.8%
Logicon, Inc.   43,200  1,188,000
Loral Corp.   150,000  5,306,250
Tracor, Inc. (a)  11,600  168,200
Trimble Navigation Ltd. (a)  30,000  558,750
  7,221,200
TOTAL AEROSPACE & DEFENSE   21,948,672
BASIC INDUSTRIES - 2.9%
CHEMICALS & PLASTICS - 1.4%
Cambrex  Corp.   55,000  2,275,625
Cytec Industries, Inc. (a)  46,500  2,900,438
Potash Corp. of Saskatchewan  22,500  1,595,540
Raychem Corp.   1,700  96,688
Sealed Air Corp. (a)  180,000  5,062,500
  11,930,791
METALS & MINING - 1.2%
Aluminum Co. of America  80,000  4,230,000
Brush Wellman, Inc.   25,000  431,250
Dayton Mining Corp. (a)  176,000  741,745
Inco Ltd.   150,000  4,961,154
  10,364,149
PAPER & FOREST PRODUCTS - 0.3%
Kimberly-Clark Corp.   31,200  2,581,800
TOTAL BASIC INDUSTRIES   24,876,740
CONGLOMERATES - 1.0%
Tyco International Ltd.   105,400  3,754,875
United Technologies Corp.   50,000  4,743,750
  8,498,625
CONSTRUCTION & REAL ESTATE - 1.5%
BUILDING MATERIALS - 0.2%
Cooper Cameron Corp.   15,700  557,350
USG Corp. (a)  42,000  1,260,000
  1,817,350
CONSTRUCTION - 0.6%
Continental Homes Holding Corp.   50,000  1,231,250
Pulte Corp.   45,800  1,540,025
Redman Industries, Inc. (a)  60,000  2,025,000
  4,796,275
ENGINEERING - 0.2%
Fluor Corp.   25,000  1,650,000
REAL ESTATE - 0.2%
Metroplex BHD  2,078,000  1,694,155
REAL ESTATE INVESTMENT TRUSTS - 0.3%
Crescent Real Estate Equities, Inc.   30,200  1,030,575
Felcor Suite Hotels, Inc.  20,000  555,000
Public Storage, Inc.   70,000  1,330,000
  2,915,575
TOTAL CONSTRUCTION & REAL ESTATE   12,873,355

 SHARES VALUE (NOTE 1)
DURABLES - 4.9%
AUTOS, TIRES, & ACCESSORIES - 3.6%
Chrysler Corp.   108,900 $ 6,030,338
Dana Corp.   102,200  2,989,350
General Motors Corp.   275,000  14,540,625
Honda Motor Co. Ltd.   86,000  1,744,875
Lear Seating Corp. (a)  174,800  5,069,200
  30,374,388
TEXTILES & APPAREL - 1.3%
Andayani Megah PT  1,000,000  710,694
Intimate Brands, Inc. Class A  65,400  981,000
NIKE, Inc. Class B  80,000  5,570,000
Oshkosh B'Gosh, Inc. Class A  90,000  1,575,000
Warnaco Group, Inc. Class A  75,000  1,875,000
  10,711,694
TOTAL DURABLES   41,086,082
ENERGY - 5.7%
ENERGY SERVICES - 3.5%
Diamond Offshore Drilling, Inc. (a)  15,000  506,250
ENSCO International, Inc. (a)  34,000  782,000
Halliburton Co.   113,800  5,761,125
Nabors Industries, Inc.   72,700  808,788
Pride Petroleum Services, Inc. (a)  227,600  2,418,250
Schlumberger Ltd.   129,100  8,940,175
Smith International, Inc. (a)  272,400  6,401,400
Sonat Offshore Drilling, Inc.   19,900  890,525
Tidewater, Inc.   112,600  3,546,900
  30,055,413
INDEPENDENT POWER - 0.5%
Thermo Electron Corp. (a)  74,300  3,863,600
OIL & GAS - 1.7%
Anderson Exploration Ltd. (a)  100,000  1,026,130
Blue Range Resource Corp. Class A (a)  132,100  1,161,872
Camco International, Inc.   153,200  4,289,600
Renaissance Energy Ltd. (a)  100,000  2,492,029
Rio Alto Exploration Ltd. (a)  820,900  3,234,022
Rio Alto Exploration Ltd. (a)(b)  237,000  933,686
Union Pacific Resources Group, Inc.   25,000  634,375
Vintage Petroleum, Inc.   43,000  967,500
  14,739,214
TOTAL ENERGY   48,658,227
FINANCE - 13.0%
BANKS - 2.7%
Bank of New York Co., Inc.   86,000  4,192,500
Chase Manhattan Corp.   100,000  6,062,500
Chemical Banking Corp.   50,000  2,937,500
First Bank System, Inc.   100,000  4,962,500
First Interstate Bancorp  34,800  4,750,200
Fuji Bank  9,000  197,183
  23,102,383
CREDIT & OTHER FINANCE - 2.6%
Aames Financial Corp.   30,100  839,038
American Express Co.   200,000  8,275,000
Bank of Tokyo  11,000  190,827
Beneficial Corp.   31,400  1,464,025
Green Tree Acceptance, Inc.   122,000  3,217,750
Greenpoint Financial Corp.   105,700  2,827,475
Household International, Inc.   65,400  3,866,775
Rockford Industries, Inc. (a)  100,000  950,000
  21,630,890
COMMON STOCKS - CONTINUED
 SHARES VALUE (NOTE 1)
FINANCE - CONTINUED
FEDERAL SPONSORED CREDIT - 1.9%
Federal Home Loan Mortgage Corp.   70,000 $ 5,845,000
Federal National Mortgage Association  80,000  9,930,000
  15,775,000
INSURANCE - 2.2%
Allmerica Financial Corp.   11,200  302,400
Allstate Corp.   100,000  4,112,500
American Financial Group, Inc.   22,000  673,750
American International Group, Inc.   15,000  1,387,500
Enhance Financial Services Group Corp.   9,600  255,600
MGIC Investment Corp.   34,500  1,871,625
Philadelphia Consolidated
 Holding Corp. (a)  25,000  406,250
SunAmerica, Inc.   10,200  484,500
Travelers, Inc. (The)  150,000  9,431,250
  18,925,375
SAVINGS & LOANS - 1.7%
Astoria Financial Corp.   42,900  1,957,313
California Federal Bank Class A (a)  80,000  1,260,000
Glendale Federal Bank Federal Savings
 Bank (a)  100,000  1,750,000
Golden West Financial Corp.   35,180  1,943,695
Great Western Financial Corp.   152,600  3,891,300
Leader Financial Corp.   59,100  2,208,863
Long Island Bancorp, Inc.   55,000  1,450,625
  14,461,796
SECURITIES INDUSTRY - 1.9%
Edwards (A.G.), Inc.   50,000  1,193,750
Lehman Brothers Holdings, Inc.   26,600  565,250
Merrill Lynch & Co., Inc.   50,000  2,550,000
Morgan Stanley Group, Inc.   10,000  806,250
Nikko Securities Co. Ltd.   10,000  127,447
Nomura Securities Co. Ltd.   367,000  7,985,977
PaineWebber Group, Inc.   28,800  576,000
Quick & Reilly Group, Inc. (The)  114,075  2,338,538
  16,143,212
TOTAL FINANCE   110,038,656
HEALTH - 4.4%
DRUGS & PHARMACEUTICALS - 1.5%
Alliance Pharmaceutical Corp. (a)  100,000  1,362,500
Biovail Corp. International, Inc.   28,200  2,165,097
Dura Pharmaceuticals, Inc.   35,600  1,237,100
Meridian Diagnostics, Inc.   230,000  2,587,500
Neurogen (a)  55,000  1,478,125
Rexall Sundown, Inc. (a)  44,500  979,000
Sepracor, Inc. (a)  82,000  1,506,750
Sequus Pharmaceuticals, Inc. (a)  50,000  712,500
Watson Pharmaceuticals, Inc. (a)  17,200  842,800
  12,871,372
MEDICAL EQUIPMENT & SUPPLIES - 1.5%
Baxter International, Inc.   50,000  2,093,750
Becton, Dickinson & Co.   20,000  1,500,000
Cardinal Health, Inc.   24,600  1,346,850
Coherent, Inc. (a)  28,000  1,134,000
Hemasure, Inc. (a)  205,000  2,613,750
Medtronic, Inc.   60,000  3,352,500
Thermedics, Inc. (a)  30,000  832,500
  12,873,350

 SHARES VALUE (NOTE 1)
MEDICAL FACILITIES MANAGEMENT - 1.4%
ARV Assisted Living, Inc. (a)  8,200 $ 96,350
Columbia/HCA Healthcare Corp.   50,000  2,537,500
Emeritus Corp. (a)  8,100  94,163
HEALTHSOUTH Rehabilitation Corp. (a)  150,000  4,368,750
Health Management Associates, Inc.
 Class A (a)  100,000  2,612,500
Medical Resources, Inc. (a)  20,000  112,500
Total Renal Care Holdings, Inc. (a)  23,100  681,450
United Dental Care, Inc. (a)  25,000  1,031,250
  11,534,463
TOTAL HEALTH   37,279,185
INDUSTRIAL MACHINERY & EQUIPMENT - 4.3%
ELECTRICAL EQUIPMENT - 1.9%
Adflex Solutions (a)  35,000  936,250
Allen Group, Inc. (The)  20,000  447,500
BMC Industries, Inc.   140,000  3,255,000
Computer Products, Inc. (a)  157,000  1,805,500
Leitch Technology (a)  125,700  3,155,514
Omron Corp.   254,000  5,846,422
Telular Corp. (a)  16,500  142,313
  15,588,499
INDUSTRIAL MACHINERY & EQUIPMENT - 2.0%
AGCO Corp.   19,500  994,500
ATS Automation (a)  174,000  2,789,790
Cascade Corp.   37,400  523,600
Case Corp.   25,500  1,166,625
Caterpillar, Inc.   88,900  5,222,875
Deere & Co.   33,000  1,163,250
Kaydon Corp.   11,900  361,463
MTS Systems Corp.   70,000  2,310,000
Toro Co.   20,000  657,500
Tylan General, Inc. (a)  67,700  829,325
Veeco Instruments, Inc. (a)  57,300  830,850
  16,849,778
POLLUTION CONTROL - 0.4%
Sanifill, Inc. (a)  40,000  1,335,000
United Waste Systems, Inc. (a)  59,900  2,231,275
  3,566,275
TOTAL INDUSTRIAL MACHINERY & EQUIPMENT   36,004,552
MEDIA & LEISURE - 1.9%
BROADCASTING - 0.4%
Heritage Media Corp. Class A (a)  9,700  248,563
Infinity Broadcasting Corp. (a)  15,000  558,750
Jacor Communications, Inc. Class A (a)  50,400  882,000
Lin Television Corp. (a)  26,300  782,425
Renaissance Communications Corp. (a)  15,000  331,875
  2,803,613
ENTERTAINMENT - 0.1%
IMAX Corp. (a)  50,000  1,137,500
LEISURE DURABLES & TOYS - 0.2%
Champion Enterprises, Inc. (a)  58,400  1,803,100
LODGING & GAMING - 0.8%
Extended Stay America, Inc. (a)  19,000  522,500
HFS, Inc. (a)  66,000  5,395,500
Players International, Inc. (a)  32,100  343,069
WMS Industries, Inc. (a)  31,800  520,725
  6,781,794
COMMON STOCKS - CONTINUED
 SHARES VALUE (NOTE 1)
MEDIA & LEISURE - CONTINUED
PUBLISHING - 0.1%
Pulitzer Publishing Co.   18,000 $ 859,500
RESTAURANTS - 0.3%
Dave & Busters, Inc. (a)  21,960  266,265
Outback Steakhouse, Inc. (a)  65,000  2,331,875
  2,598,140
TOTAL MEDIA & LEISURE   15,983,647
NONDURABLES - 0.2%
HOUSEHOLD PRODUCTS - 0.2%
Estee Lauder Companies, Inc. (a)  12,000  418,500
Helen of Troy Corp. (a)  71,900  1,509,900
  1,928,400
PRECIOUS METALS - 0.7%
Ashanti Goldfields GDR (b)  15,000  300,000
Barrick Gold Corp.   30,000  791,586
Franco Nevada Mining Corp.   5,200  303,954
Free State Consolidated Gold Mines
 Ltd. Ord.   129,200  965,766
Kinross Gold Corp. (a)  75,000  584,069
Newmont Mining Corp.   50,000  2,262,500
Pegasus Gold, Inc. (a)  35,000  487,412
  5,695,287
RETAIL & WHOLESALE - 3.6%
APPAREL STORES - 0.7%
Cato Corp. Class A  74,700  578,925
Gap, Inc.   101,500  4,263,000
Goody's Family Clothing  52,300  457,625
TJX Companies, Inc.   5,600  105,700
  5,405,250
DRUG STORES - 0.4%
General Nutrition Companies, Inc. (a)  50,000  1,150,000
Revco (D.S.), Inc. (a)  58,300  1,646,975
Rite Aid Corp.   25,000  856,250
  3,653,225
GENERAL MERCHANDISE STORES - 0.3%
Neiman-Marcus Group, Inc.   90,800  2,133,800
Service Merchandise Co., Inc. (a)  93,700  468,500
  2,602,300
GROCERY STORES - 1.1%
Giant Food, Inc. Class A  17,500  551,250
Provigo, Inc. (a)  250,000  1,511,709
Richfood Holdings, Inc. Class A  85,700  2,292,475
Rykoff-Sexton, Inc.   99,200  1,736,000
Safeway, Inc. (a)  45,000  2,317,500
Stop & Shop Companies, Inc. (a)  50,000  1,156,250
  9,565,184
RETAIL & WHOLESALE, MISCELLANEOUS - 1.1%
Corporate Express (a)  50,000  1,506,250
Finlay Enterprises, Inc. (a)  44,000  506,000
Gadzooks, Inc. (a)  136,800  3,454,200
Office Depot, Inc. (a)  100,000  1,975,000
Sunglass Hut International, Inc. (a)  71,000  1,686,250
  9,127,700
TOTAL RETAIL & WHOLESALE   30,353,659

 SHARES VALUE (NOTE 1)
SERVICES - 1.1%
ADVERTISING - 0.1%
HA-LO Industries, Inc. (a)  14,300 $ 439,725
PRINTING - 0.1%
Devon Group, Inc. (a)  32,500  944,531
SERVICES - 0.9%
APAC Teleservices, Inc. (a)  45,500  1,518,563
Career Horizons, Inc. (a)  41,900  1,414,125
HCIA, Inc. (a)  30,000  1,402,500
Medaphis Corp. (a)  50,000  1,850,000
Service Corp. International  25,000  1,100,000
Veterinary Centers of America, Inc. (a)  23,200  391,500
  7,676,688
TOTAL SERVICES   9,060,944
TECHNOLOGY - 17.8%
COMMUNICATIONS EQUIPMENT - 2.6%
ADC Telecommunications, Inc. (a)  50,000  1,825,000
Brite Voice Systems, Inc. (a)  60,000  832,500
Cisco Systems, Inc. (a)  97,200  7,253,550
DSC Communications Corp. (a)  25,000  921,875
Jabil Circuit, Inc. (a)  45,000  506,250
Microdyne Corp. (a)  86,500  1,470,500
Network Equipment Technologies (a)  38,300  1,048,463
Octel Communications Corp. (a)  82,700  2,667,075
Perceptron, Inc.   67,000  1,490,750
U.S. Robotics Corp.   45,000  3,948,750
  21,964,713
COMPUTER SERVICES & SOFTWARE - 6.5%
ATI Technologies, Inc. (a)  55,000  433,357
Acxiom Corp. (a)  25,000  684,375
American Business Information, Inc. (a)  30,000  581,250
American Management Systems, Inc. (a)  22,100  663,000
Analysts International Corp.   97,500  2,925,000
Ascend Communications, Inc. (a)  63,200  5,127,100
Astea International, Inc. (a)  25,000  571,875
CUC International, Inc. (a)  32,700  1,115,888
Ceridian Corp. (a)  103,416  4,265,910
CompuCom Systems, Inc. (a)  47,000  446,500
Computer Data Systems, Inc.   17,000  221,000
Computer Sciences Corp. (a)  44,200  3,105,050
CyCare Systems, Inc. (a)  20,000  512,500
Datastream Systems, Inc. (a)  29,800  566,200
Electronic Arts, Inc. (a)  39,800  1,039,775
Electronics for Imaging, Inc. (a)  17,000  743,750
First Data Corp.   39,647  2,651,393
General Motors Corp. Class E  50,000  2,600,000
Harris Computer Systems Corp. (a)  51,400  693,900
Lanoptics Ltd. (Reg.) (a)  40,000  780,000
Legato Systems, Inc. (a)  10,000  310,000
MDL Information Systems, Inc. (a)  97,500  2,242,500
Mercury Interactive Group Corp. (a)  14,400  262,800
Metatools, Inc. (a)  10,600  275,600
Microsoft Corp. (a)  48,300  4,238,325
Netstar, Inc. (a)  5,000  91,250
Oracle Systems Corp. (a)  147,300  6,241,838
Paychex, Inc.   58,000  2,892,750
Progress Software Corp. (a)  44,200  1,657,500
Rand A Technology Corp. (a)  50,800  828,453
Reuters Holdings PLC ADR Class B  14,700  810,338
COMMON STOCKS - CONTINUED
 SHARES VALUE (NOTE 1)
TECHNOLOGY - CONTINUED
COMPUTER SERVICES & SOFTWARE - CONTINUED
Softkey International, Inc. (a)  30,000 $ 693,750
SunGard Data Systems, Inc. (a)  40,000  1,140,000
TCSI Corp. (a)  115,000  2,127,500
Technology Solutions, Inc.   58,000  1,131,000
  54,671,427
COMPUTERS & OFFICE EQUIPMENT - 3.8%
Compaq Computer Corp. (a)  65,000  3,120,000
Comverse Technology, Inc. (a)  35,000  700,000
Dell Computer Corp. (a)  65,200  2,257,550
Digital Equipment Corp. (a)  100,000  6,412,500
Discreet Logic, Inc. (a)  38,000  950,000
Filenet Corp. (a)  4,900  230,300
Gateway 2000, Inc. (a)  75,000  1,837,500
Hewlett-Packard Co.   50,500  4,229,375
Kronos, Inc. (a)  27,100  1,287,250
MICROS Systems, Inc. (a)  42,000  2,068,500
Sun Microsystems, Inc. (a)  144,500  6,592,813
Western Digital Corp. (a)  50,600  904,475
Xerox Corp.   9,000  1,233,000
  31,823,263
ELECTRONIC INSTRUMENTS - 0.6%
Credence Systems Corp. (a)  37,800  864,675
Cubic Corp.   30,000  855,000
Measurex Corp.   52,700  1,488,775
Teradyne, Inc. (a)  45,000  1,125,000
Varian Associates, Inc.   26,300  1,255,825
  5,589,275
ELECTRONICS - 4.3%
ARC International Corp. (a)  152,900  324,913
Altera Corp. (a)  53,600  2,666,600
Arrow Electronics, Inc. (a)  35,000  1,509,375
Atmel Corp. (a)  60,000  1,342,500
Burr-Brown Corp.  (a)  30,800  785,400
Chips & Technologies, Inc. (a)  36,500  328,500
Continental Circuits Corp. (a)  55,000  893,750
International Rectifier Corp. (a)  81,000  2,025,000
Kemet Corp. (a)  100,000  2,387,500
Kent Electronics Corp. (a)  28,000  1,634,500
Linear Technology Corp.   60,000  2,355,000
Maxim Integrated Products, Inc. (a)  50,000  1,925,000
Percon Acquisition, Inc. (a)  101,700  1,322,100
Pioneer Standard Electronics, Inc.   22,500  298,125
Rohm Co. Ltd.   50,000  2,819,149
SGS Thomson Microelectronics NV (a)  20,000  805,000
Samsung Electronics Co. Ltd. GDS
 (vtg.) (b)  41,000  3,925,750
Sanmina Corp. (a)  75,400  3,911,375
Solectron Corp. (a)  50,000  2,206,250
Thomas & Betts Corp.   34,800  2,566,500
Truevision, Inc. (a)  48,700  240,456
  36,272,743
PHOTOGRAPHIC EQUIPMENT - 0.0%
Fuji Photo Film Co. Ltd.   2,000  58,279
TOTAL TECHNOLOGY   150,379,700

 SHARES VALUE (NOTE 1)
TRANSPORTATION - 3.5%
AIR TRANSPORTATION - 1.5%
Atlantic Coast Airlines, Inc. (a)  14,100 $ 144,525
Atlantic Southeast Airlines, Inc.   50,000  1,075,000
Comair Holdings, Inc.   85,200  2,289,750
Delta Air Lines, Inc.   39,800  2,940,225
Midwest Express Holdings, Inc. (a)  31,800  882,450
Northwest Airlines Corp. Class A (a)  60,000  3,060,000
Southwest Airlines Co.   100,000  2,325,000
  12,716,950
RAILROADS - 1.8%
Burlington Northern Santa Fe Corp.   182,819  14,259,882
CSX Corp.   24,400  1,113,250
  15,373,132
TRUCKING & FREIGHT - 0.2%
Air Express International Corp.   53,900  1,239,700
TOTAL TRANSPORTATION   29,329,782
UTILITIES - 2.1%
CELLULAR - 0.7%
A Plus Network, Inc.   17,200  202,100
AirTouch Communications, Inc. (a)  100,000  2,825,000
Mobile Telecommunications
 Technologies, Inc. (a)  150,000  3,206,250
  6,233,350
GAS - 0.2%
Southern Union Company  50,085  1,264,646
TELEPHONE SERVICES - 1.2%
Ameritech Corp  30,000  1,770,000
Frontier Corp.   44,000  1,320,000
WorldCom, Inc. (a)  200,000  7,050,000
  10,140,000
TOTAL UTILITIES   17,637,996
TOTAL COMMON STOCKS
 (Cost $536,098,938)   601,633,509
CONVERTIBLE PREFERRED STOCKS - 0.3%
FINANCE - 0.3%
SAVINGS & LOANS - 0.3%
California Federal Bank, Series A, $1.94
 (Cost $2,022,443)   90,000 $ 2,193,750
U.S. TREASURY OBLIGATIONS - 9.9%
 MOODY'S RATINGS PRINCIPAL VALUE
 (UNAUDITED) (A) AMOUNT (NOTE 1)
 7 1/4%, 2/15/23 Aaa $ 11,800,000  13,492,592
 6 1/4%, 8/15/23 Aaa  6,100,000  6,276,351
 7 1/2%, 11/15/24 Aaa  10,740,000  12,909,802
 7 5/8%, 2/15/25 Aaa  20,450,000  25,006,465
 6 7/8%, 8/15/25 Aaa  23,000,000  25,939,630
TOTAL U.S. TREASURY OBLIGATIONS
 (Cost $80,877,649)   83,624,840
REPURCHASE AGREEMENTS - 18.7%
 MATURITY
 AMOUNT
Investments in repurchase agreements
 (U.S. Treasury obligations), in a joint
 trading account at 5.91% dated
 12/29/95 due 1/2/96  $ 157,875,604 $ 157,772,000
TOTAL INVESTMENT IN SECURITIES - 100%
 (Cost $776,771,030) $  845,224,099
LEGEND
(a) Non-income producing
(b) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $5,159,436 or 0.6% of net assets.
OTHER INFORMATION
Purchases and sales of securities, other than short-term securities, aggregated $1,043,025,668 and $440,065,149, respectively, of which U.S. government and government agency obligations aggregated $152,051,487 and $72,484,388, respectively.
The fund placed a portion of its portfolio securities with brokerage firms which are affiliates of Fidelity Management & Research Company. The commissions paid to these affiliated firms were $246,389 for the period (see Note 5 of Notes to Financial Statements).
INCOME TAX INFORMATION
At December 31, 1995, the aggregate cost of investment securities for income tax purposes was $777,506,842. Net unrealized appreciation aggregated $67,717,257, of which $83,570,275 related to appreciated investment securities and $15,853,018 related to depreciated investment securities.
VARIABLE INSURANCE PRODUCTS FUND II: CONTRAFUND PORTFOLIO
FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES
 DECEMBER 31, 1995

ASSETS

Investment in                                $ 845,224,099
securities, at
value (including
repurchase
agreements of
$157,772,000)
(cost
$776,771,030)
- See
accompanying
schedule

Cash                                          971

Receivable for                                71,837,052
investments
sold

Receivable for                                3,832,525
fund shares sold

Dividends                                     445,224
receivable

Interest receivable                           1,737,755

 TOTAL ASSETS                                 923,077,626

LIABILITIES

Payable for                   $ 45,549,625
investments
purchased

Payable for fund               35,777
shares
redeemed

Accrued                        421,996
management
fee

Other payables                 70,484
and accrued
expenses

 TOTAL LIABILITIES                            46,077,882

NET ASSETS                                   $ 876,999,744

Net Assets
consist of:

Paid in capital                              $ 799,584,178

Undistributed net                             275,151
investment
income

Accumulated                                   8,687,316
undistributed net
realized gain
(loss) on
investments and
foreign currency
transactions

Net unrealized                                68,453,099
appreciation
(depreciation)
on investments
and assets and
liabilities in
foreign
currencies

NET ASSETS, for                              $ 876,999,744
63,593,511
shares
outstanding

NET ASSET VALUE,                              $13.79
offering price
and redemption
price per share
($876,999,744 (divided by)
63,593,511
shares)

STATEMENT OF OPERATIONS

 JANUARY 3, 1995 (COMMENCEMENT OF OPERATIONS) TO DECEMBER 31, 1995

INVESTMENT INCOME                                                                   $ 2,786,375
Dividends

Interest                                                                             4,013,638

 TOTAL INCOME                                                                        6,800,013

EXPENSES

Management fee                                                        $ 2,316,458

Transfer agent fees                                                    185,309

Accounting fees and expenses                                           210,939

Non-interested trustees' compensation                                  962

Custodian fees and expenses                                            39,295

Registration fees                                                      568

Audit                                                                  15,700

Legal                                                                  893

Miscellaneous                                                          25

 Total expenses before reductions                                      2,770,149

 Expense reductions                                                    (26,157       2,743,992
                                                                      )

NET INVESTMENT INCOME                                                                4,056,021

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:

 Investment securities                                                 16,038,511

 Foreign currency transactions                                         (766          16,037,745
                                                                      )

Change in net unrealized appreciation (depreciation) on:

 Investment securities                                                 68,453,069

 Assets and liabilities in                                             30            68,453,099
foreign currencies

NET GAIN (LOSS)                                                                      84,490,844

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                     $ 88,546,865


STATEMENT OF CHANGES IN NET ASSETS
INCREASE (DECREASE) IN NET ASSETS   JANUARY 3, 1995
                                    (COMMENCEMENT
                                    OF
                                    OPERATIONS) TO
                                    DECEMBER 31,
                                    1995

Operations                                     $ 4,056,021
Net investment income

 Net realized gain (loss)                       16,037,745

 Change in net unrealized appreciation          68,453,099
(depreciation)

 NET INCREASE (DECREASE) IN NET ASSETS          88,546,865
RESULTING FROM OPERATIONS

Distributions to shareholders                   (3,710,433)
From net investment income

 From net realized gain                         (7,420,866)

 TOTAL DISTRIBUTIONS                            (11,131,299)

Share transactions                              806,897,529
Net proceeds from sales of shares

 Reinvestment of distributions                  11,131,299

 Cost of shares redeemed                        (18,444,650)

 NET INCREASE (DECREASE) IN NET ASSETS          799,584,178
RESULTING FROM SHARE TRANSACTIONS

  TOTAL INCREASE (DECREASE) IN NET ASSETS       876,999,744

NET ASSETS

 Beginning of period                            -

 End of period (including undistributed net    $ 876,999,744
investment income of $275,151)

OTHER INFORMATION
Shares

 Sold                                           64,153,925

 Issued in reinvestment of distributions        816,078

 Redeemed                                       (1,376,492)

 Net increase (decrease)                        63,593,511


SEE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


FINANCIAL HIGHLIGHTS
                          JANUARY 3, 1995
                          (COMMENCEMENT
                          OF
                          OPERATIONS) TO
                          DECEMBER 31,

SELECTED PER-SHARE DATA   1995

Net asset value, beginning of period                    $ 10.00

Income from Investment Operations

 Net investment income                                   .06

 Net realized and unrealized gain (loss)                 3.91

 Total from investment operations                        3.97

Less Distributions                                       (.06)
From net investment income

 From net realized gain                                  (.12)

 Total distributions                                     (.18)

Net asset value, end of period                          $ 13.79

TOTAL RETURN A                                           39.72%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)                 $ 877,000

Ratio of expenses to average net assets                  .72%

Ratio of net investment income to average net assets     1.07%

Portfolio turnover rate                                  132%

A TOTAL RETURN DOES NOT REFLECT CHARGES ATTRIBUTABLE TO YOUR INSURANCE COMPANY'S SEPARATE ACCOUNT. INCLUSION OF THOSE CHARGES WOULD REDUCE THE TOTAL RETURNS SHOWN.
NOTES TO FINANCIAL STATEMENTS
For the period ended December 31, 1995


1. SIGNIFICANT ACCOUNTING POLICIES.
Investment Grade Bond Portfolio, Asset Manager Portfolio, Index 500 Portfolio, Asset Manager: Growth Portfolio and Contrafund Portfolio (the funds) are funds of Variable Insurance Products Fund II (the trust). The trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust. Each fund is authorized to issue an unlimited number of shares. The following summarizes the significant accounting policies of the funds:
SECURITY VALUATION.
INVESTMENT GRADE BOND FUND. Securities are valued based upon a computerized matrix system and/or appraisals by a pricing service, both of which consider market transactions and dealer-supplied valuations. Short-term securities maturing within sixty days of their purchase date are valued either at amortized cost or original cost plus accrued interest, both of which approximate current value. Securities for which quotations are not readily available through the pricing service are valued at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees.
ASSET MANAGER PORTFOLIO, INDEX 500 PORTFOLIO, ASSET MANAGER: GROWTH PORTFOLIO AND CONTRAFUND PORTFOLIO. Securities for which exchange quotations are readily available are valued at the last sale price, or if no sale price, at the closing bid price. Securities (including restricted securities) for which exchange quotations are not readily available (and in certain cases debt securities which trade on an exchange) are valued primarily using dealer-supplied valuations or at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees. Short-term securities maturing within sixty days of their purchase date are valued at amortized cost or original cost plus accrued interest, both of which approximate current value.
FOREIGN CURRENCY TRANSLATION. The accounting records of the fund are maintained in U.S. dollars. Investment securities and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the prevailing rates of exchange at period end. Purchases and sales of securities, income receipts, and expense payments are translated into U.S. dollars at the prevailing exchange rate on the respective dates of the transactions.
Net realized gains and losses on foreign currency transactions represent net gains and losses from sales and maturities of forward currency contracts and foreign currency options, disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are included with the net realized and unrealized gain or loss on investment securities. INCOME TAXES. As qualified regulated investment companies under Subchapter M of the Internal Revenue Code, Investment Grade Bond, Asset Manager and Index 500 Portfolios are not subject to income taxes to the extent that each fund distributes substantially all of its taxable income for the fiscal year. The Asset Manager: Growth and Contrafund Portfolios intend to qualify as regulated investment companies under Subchapter M of the Internal Revenue Code. The Asset Manager and Asset Manager: Growth Portfolios may be subject to foreign taxes on income, gains on investments or currency repatriation. The schedules of investments include information regarding income taxes under the caption "Income Tax Information." INVESTMENT INCOME. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, are recorded as soon as the funds are informed of the ex-dividend date. Interest income, which includes accretion of original issue discount, is accrued as earned. Investment income is recorded net of foreign taxes withheld where recovery of such taxes is uncertain.
EXPENSES. Most expenses of the trust can be directly attributed to a fund. Expenses which cannot be directly attributed are apportioned between the funds in the trust.
DISTRIBUTIONS TO SHAREHOLDERS. Distributions are recorded on the ex-dividend date.
Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences, which may result in distribution reclassifications, are primarily due to differing treatments for litigation, paydown gains/losses on certain securities, futures and options transactions, defaulted bonds, foreign currency transactions, passive foreign investment companies (PFIC), market discount, partnerships, non-taxable dividends, capital loss carryforwards and losses deferred due to wash sales.
Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications to paid in capital and may affect the per-share allocation between net investment income and realized and unrealized gain (loss). Undistributed net investment income and accumulated undistributed net realized gain (loss) on investments and foreign currency transactions may include temporary book and tax basis differences which will reverse in a subsequent period. Any taxable income or gain remaining at fiscal year end is distributed in the following year. SECURITY TRANSACTIONS. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.
2. OPERATING POLICIES.
FORWARD FOREIGN CURRENCY CONTRACTS. Each fund may use foreign currency contracts to facilitate transactions in foreign securities and to manage the fund's currency exposure. Contracts to buy generally are used to acquire exposure to foreign currencies, while contracts to sell are used to hedge the fund's investments against currency fluctuations. Also, a contract to buy or sell can offset a previous contract. Losses may arise from changes in the value of the foreign currency or if the counterparties do not perform under the contracts' terms.
The U.S. dollar value of forward foreign currency contracts is determined using forward currency exchange rates supplied by a quotation service. Purchases and sales of forward foreign currency contracts having the same settlement date and broker are offset and any realized gain (loss) is recognized on the date of offset; otherwise, gain (loss) is recognized on settlement date.
JOINT TRADING ACCOUNT. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission (the SEC), the funds, along with other affiliated entities of Fidelity Management & Research Company (FMR), may transfer uninvested cash balances into one or more joint trading accounts. These balances are invested in one or more repurchase agreements that mature in 60 days or less from the date of purchase, and are collateralized by U.S. Treasury or Federal Agency obligations.
REPURCHASE AGREEMENTS. The funds, through their custodian, receive delivery of the underlying U.S. Treasury or Federal Agency securities, the market value of which is required to be at least equal to the repurchase price. For term repurchase agreement transactions, the underlying securities are marked-to-market daily and maintained at a value at least equal to the repurchase price. FMR, the funds' investment adviser, is responsible for determining that the value of the underlying securities remains in accordance with the market value requirements stated above.
DELAYED DELIVERY TRANSACTIONS. Each fund may purchase or sell securities on a when-issued or forward commitment basis. Payment and delivery may take place a month or more after the date of the transaction. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The market value of the securities purchased or sold on a when-issued or forward commitment basis are identified as such in the fund's schedule of investments. Losses may arise due to changes in the market value of the underlying securities or if the counterparty does not perform under the contract.
FUTURES CONTRACTS AND OPTIONS. Each fund may use futures and options contracts to manage its exposure to the stock market. Buying futures, writing puts, and buying calls tend to increase the fund's exposure to the underlying instrument. Selling futures, buying puts, and writing calls tend to decrease the fund's exposure to the underlying instrument, or hedge other fund investments. Futures contracts involve, to varying degrees, risk of loss in excess of the futures variation margin reflected in the Statement of Assets and Liabilities. The underlying face amount at value of any open futures contracts or purchased options at period end, is shown in the schedule of investments under the captions "Purchased Options," and "Futures Contracts," respectively. This amount reflects each contract's exposure to the underlying instrument at period end. Losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts, or if the counterparties do not perform under the contracts' terms.
Futures contracts are valued at the settlement price established each day by the board of trade or exchange on which they are traded. Exchange-traded options are valued using the last sale price or, in the absence of a sale, the last offering price. Options traded over-the-counter are valued using dealer-supplied valuations.
INDEXED SECURITIES. Each fund may invest in indexed securities whose values are linked either directly or inversely to changes in foreign currencies, interest rates, commodities, indices, or other underlying instruments. Each fund uses these securities to increase or decrease its exposure to different underlying instruments and to gain exposure to markets that might be difficult to invest in through conventional securities. Indexed securities may be more volatile than their underlying instruments, but any loss is limited to the amount of the original investment.
RESTRICTED SECURITIES. Each fund is permitted to invest in securities that are subject to legal or contractual restrictions on resale. These securities generally may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at an acceptable price may be difficult. At the end of the period, restricted securities (excluding 144A issues) amounted to $835,000 or 0.0% of net assets of the Asset Manager Portfolio.
3. PURCHASES AND SALES OF INVESTMENTS
Information regarding purchases and sales of securities (other than short-term securities) is included under the caption "Other Information" at the end of each applicable fund's schedule of investments.
4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES.
MANAGEMENT FEE.
INVESTMENT GRADE BOND, ASSET MANAGER, ASSET MANAGER: GROWTH AND CONTRAFUND PORTFOLIOS. As each fund's investment adviser, FMR receives a monthly fee that is calculated on the basis of a group fee rate plus a fixed individual fund fee rate applied to the average net assets of each fund. The group fee rate is the weighted average of a series of rates and is based on the monthly average net assets of all the mutual funds advised by FMR. The rates ranged from .2700% to .5200% for the Asset Manager, Asset Manager:
Growth and Contrafund Portfolios, and from .1200% to .3700% for the Investment Grade Bond Portfolio. The annual individual fund fee rate is
 .40% for the Asset Manager and Asset Manager: Growth Portfolios and .30% for the Investment Grade Bond and Contrafund Portfolios.
4. FEES AND OTHER TRANSACTIONS WITH
AFFILIATES - CONTINUED
MANAGEMENT FEE - CONTINUED
In the event that these rates were lower than the contractual rates in effect during the period, FMR voluntarily implemented the above rates, as they resulted in the same or a lower management fee. For the period, the management fees were equivalent to rates of .45%, .71%, .71% and .61%, respectively of average net assets for the Investment Grade Bond, Asset Manager, Asset Manager: Growth and Contrafund Portfolios, respectively.
The Board of Trustees has approved a new group fee rate schedule with rates ranging from .1100% to .3700% for the Investment Grade Bond Portfolio and from .2500% to .5200% for the Asset Manager, Asset Manager: Growth and Contrafund Portfolios. Effective January 1, 1996, FMR voluntarily agreed to implement these new group fee rate schedules as each results in the same or a lower management fee.
INDEX 500 PORTFOLIO. As the fund's investment adviser, FMR receives a fee that is computed at an annual rate of .28% of the fund's average net assets.
TRANSFER AGENT FEES. Fidelity Investments Institutional Operations Company (FIIOC), an affiliate of FMR, is the funds' transfer, dividend disbursing and shareholder servicing agent. Effective January 1, 1995, the Board of Trustees approved a revised transfer agent contract pursuant to which FIIOC receives account fees and asset-based fees that vary according to account size and type of account. FIIOC pays for typesetting, printing and mailing of all shareholder reports, except proxy statements. For the period, transfer agent fees were equivalent to an annual rate of .05% of average net assets for each of the funds.
ACCOUNTING FEES. Fidelity Service Co. (FSC), an affiliate of FMR, maintains the funds' accounting records. The fee is based on the level of average net assets for the month plus out-of-pocket expenses.
BROKERAGE COMMISSIONS. Certain funds placed a portion of their portfolio transactions with brokerage firms which are affiliates of FMR. The commissions paid to these affiliated firms are shown under the caption "Other Information" at the end of each applicable fund's schedule of investments.
5. BANK BORROWINGS.
Each fund is permitted to have bank borrowings for temporary or emergency purposes to fund shareholder redemptions. Each fund has established borrowing arrangements with certain banks. Under the most restrictive arrangement, each fund must pledge to the bank securities having a market value in excess of 220% of the total bank borrowings. The interest rate on the borrowings is the bank's base rate, as revised from time to time. For the Asset Manager Portfolio, the maximum loan and the average daily loan balance during the period for which the loan was outstanding amounted to $3,050,000. The weighted average interest rate was 6.4%.
6. EXPENSE REDUCTIONS.
FMR voluntarily agreed to reimburse the funds' operating expenses (excluding interest, taxes, brokerage commissions and extraordinary expenses) above an annual rate of .80%, 1.25%, .28%, 1.00% and 1.00% of average net assets for Investment Grade, Asset Manager, Index 500, Asset
Manager: Growth and Contrafund Portfolios, respectively. For the period, the reimbursement reduced expenses by $241,437 and $46,008 for Index 500 and Asset Manager: Growth, respectively.
FMR has directed certain portfolio trades to brokers who paid a portion of each fund's expenses. For the period, expenses were reduced by $588,729, $1,367 and $26,157 for Asset Manager, Asset Manager: Growth and Contrafund Portfolios, respectively, under this arrangement.
7. TRANSACTIONS WITH AFFILIATED COMPANIES.
Information regarding transactions with affiliated companies is included under the caption "Other Information" at the end of each applicable fund's schedule of investments.
8. BENEFICIAL INTEREST.
At the end of the period, Fidelity Investments Life Insurance Company
(FILI) and its subsidiaries, affiliates of FMR, were the record owners of more than 5% of the outstanding shares of the funds and certain unaffiliated insurance companies were record owners of more than 10% of the total outstanding shares of the following funds:
 FILI UNAFFILIATED INSURANCE COMPANIES
FUND % OF OWNERSHIP # OF % OF OWNERSHIP
Investment Grade Bond 41 2 25
Asset Manager 24 3 50
Index 500 53 0 0
Asset Manager: Growth 82 0 0
Contrafund 58 1 14
REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees and the Shareholders of Variable Insurance Products Fund
II:
In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments (except for Moody's and Standard & Poor's ratings), and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the five portfolios constituting Variable Insurance Products Fund II (the "Trust") at December 31, 1995, the results of their operations for the year then ended, and the changes in their net assets and the financial highlights for the periods indicated in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trust's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1995 by correspondence with the custodians and brokers and the application of alternative auditing procedures where confirmations from brokers were not received, provide a reasonable basis for the opinion expressed above. PRICE WATERHOUSE LLP
Boston, Massachusetts
February 9, 1996
DISTRIBUTIONS


The Board of Trustees of Variable Insurance Products Fund II voted to pay on February 2, 1996, to shareholders of record at the opening of business on February 2, 1996, the following distributions derived from capital gains realized from sales of portfolio securities, and dividends derived from net investment income:
 DIVIDENDS CAPITAL GAINS
 Invetsment Grade Bond $.62 -
 Asset Manager $.57 $.47
 Index 500 $.91 $2.34
 Asset Manager: Growth - $.42
 Contrafund - $.13
INVESTMENT ADVISER
Fidelity Management & Research Company
Boston, MA
INVESTMENT SUB-ADVISERS
Fidelity Management & Research (U.K.) Inc.,
 London, England
 ASSET MANAGER, ASSET MANAGER: GROWTH,
 AND CONTRAFUND PORTFOLIOS
Fidelity Management & Research (Far East) Inc.,
 Tokyo, Japan
 ASSET MANAGER, ASSET MANAGER: GROWTH,
 AND CONTRAFUND PORTFOLIOS
OFFICERS
Edward C. Johnson 3d, PRESIDENT
J. Gary Burkhead, SENIOR VICE PRESIDENT
Andrew Offit, VICE PRESIDENT
William Danoff, VICE PRESIDENT
Michael Gray, VICE PRESIDENT
Arthur S. Loring, SECRETARY
Kenneth A. Rathgeber, TREASURER
Robert H. Morrison, MANAGER, SECURITY TRANSACTIONS
John H. Costello, ASSISTANT TREASURER
Leonard M. Rush, ASSISTANT TREASURER
BOARD OF TRUSTEES
J. Gary Burkhead
Ralph F. Cox
Phyllis Burke Davis
Richard J. Flynn
Edward C. Johnson 3d
E. Bradley Jones
Donald J. Kirk
Peter S. Lynch
Edward H. Malone
Marvin L. Mann
Gerald C. McDonough
Thomas R. Williams
GENERAL DISTRIBUTOR
Fidelity Distributors Corporation
Boston, MA
TRANSFER AND SHAREHOLDER
SERVICING AGENT
Fidelity Investments Institutional Operations Co.
Boston, MA
CUSTODIAN
The Bank of New York
New York, NY
 INVESTMENT GRADE BOND PORTFOLIO
The Chase Manhattan Bank, N.A.
New York, NY
 ASSET MANAGER PORTFOLIO AND
 ASSET MANAGER: GROWTH PORTFOLIO
Brown Brothers Harriman & Co.
Boston, MA
 INDEX 500 PORTFOLIO AND CONTRAFUND PORTFOLIO